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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on January 8, 2021.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TELUS International (Cda) Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

Province of British Columbia (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	98-1362229 (I.R.S. Employer Identification Number)

Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
(604) 695-3455
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Corporation Service Company
19 West 44th Street
Suite 200
New York, NY 10036

Telephone: 1-800-927-9800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michel E. Belec
Chief Legal Officer
TELUS International (Cda) Inc.
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3

Lona Nallengara Jason Lehner Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069 (212) 848-4000	Desmond Lee James Brown Osler, Hoskin & Harcourt LLP 100 King Street West, Suite 6200 Toronto, ON M5X 1B8, Canada (416) 362-2111	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000	Robert Carelli David Tardif Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 41st Floor Montréal, QC H3B 3V2, Canada (514) 397-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

            Emerging Growth Company    ☒

            If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Subordinate voting shares, no par value	$100,000,000	$10,910.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rules 457(o) under the Securities Act of 1933, as amended. Includes the subordinate voting shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)—DATED                  , 2021

                Shares

Subordinate Voting Shares

         TELUS International (Cda) Inc. is offering            of our subordinate voting shares. The selling shareholders named in this prospectus are offering            of our subordinate voting shares. We will not receive any proceeds from the subordinate voting shares sold by the selling shareholders, including upon the sale of subordinate voting shares if the underwriters exercise their over-allotment option from any of the selling shareholders in this offering.

         This is our initial public offering and no public market currently exists for our subordinate voting shares.

         It is currently estimated that the initial public offering price will be between $            and $            per subordinate voting share.

         Following this offering, our authorized share capital will include subordinate voting shares and multiple voting shares. The rights of the holders of subordinate voting shares and multiple voting shares are generally identical, except with respect to voting and conversion. The subordinate voting shares will have one vote per share and the multiple voting shares will have 10 votes per share. The subordinate voting shares are not convertible into any other class of shares, while the multiple voting shares are convertible into subordinate voting shares on a one-for-one basis at the option of the holder and automatically upon the occurrence of certain events. After giving effect to this offering, the subordinate voting shares will collectively represent         % of our total issued and outstanding shares and        % of the combined voting power attached to all of our issued and outstanding shares (        % and        %, respectively, if the underwriters' over-allotment option is exercised in full) and the multiple voting shares will collectively represent        % of our total issued and outstanding shares and         % of the combined voting power attached to all of our issued and outstanding shares (        % and        %, respectively, if the underwriters' over-allotment option is exercised in full).

         After giving effect to this offering, TELUS Corporation will have        % of the combined voting power attached to all of our issued and outstanding shares (and        % if the underwriters' over-allotment option is exercised in full). We will be a "controlled company" under the corporate governance rules for New York Stock Exchange ("NYSE")-listed companies, and therefore we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements. See "Management—Controlled Company Exemption".

         We have applied for listing of our subordinate voting shares on the NYSE and the Toronto Stock Exchange (the "TSX") under the symbol "TINT". Neither the NYSE nor the TSX has conditionally approved our listing application and there is no assurance that such exchange will approve the listing applications.

         We are currently an "emerging growth company" under the U.S. federal securities laws, and as such, we have elected to comply with reduced reporting requirements for this prospectus, but we expect to no longer be an emerging growth company upon completion of this public offering.

         Investing in our subordinate voting shares involves risks. See "Risk Factors" beginning on page 21.

PRICE $            PER SUBORDINATE VOTING SHARE

	Per subordinate voting share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

Proceeds, before expenses, to the selling shareholders	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

         We and the selling shareholders have granted the underwriters the right to purchase up to an additional            subordinate voting shares from us and an additional             subordinate voting shares from the selling shareholders solely to cover over-allotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the subordinate voting shares to purchasers on                , 2021.

J.P. Morgan	Morgan Stanley
(lead bookrunners listed in alphabetical order)

Barclays	BofA Securities	CIBC Capital Markets

Citigroup	Credit Suisse	RBC Capital Markets	Baird	BMO Capital Markets

Scotiabank	TD	Wells Fargo Securities	William Blair

MUFG	National Bank of Canada Financial Markets

[LOGO]

TELUS International

At TELUS International, we empower the human experience through digital enablement, agile and lean thinking, spirited teamwork, and a caring culture that puts customers and the value of human connection first.

Next-generationdigitally-led customerexperiences

TELUS International

Next-generation digitally-led customer experiences

At TELUS International, weempower the human experiencethrough digital enablement, agileand lean thinking, spiritedteamwork, and a caring culture thatputs customers and the value ofhuman connection first.Next-generationdigitally-led customerexperiencesAs a digital customer experience(CX) innovator we design, buildand deliver next-gen digitalsolutions for global and disruptivebrands enabling theirtransformation journeys for betterCX and business outcomes.

As a digital customer experience (CX) innovator we design, build and deliver next-gen digital solutions for global and disruptive brands enabling their transformation journeys for better CX and business outcomes.

9M 2020 Pro Forma Revenue 600+ $1.4B Clients 9M 2020 YoY Pro Forma Revenue Growth 50 17% Delivery Centers 9M 2020 Pro Forma Net Income Margin 6% 20+ Countries 9M 2020 Pro Forma Adjust EBITDA Margin 22% ~50k Team Members Note: Pro forma nancial measures give effect to the acquisitions of CCC and Lionbridge. Please see “Unaudited Pro Forma Condensed Combined Consolidated Financial Information” in this prospectus for more information. 1. Refiects a comparison of pro forma revenue for the nine months ended September 30, 2020 and 2019. 2. Pro forma net income margin and pro forma adjusted EBITDA margin are calculated by dividing pro forma net income or pro forma adjusted EBITDA, as the case may be, by pro forma revenues arising from service contracts with customers—service. Pro forma adjusted EBITDA is a non-GAAP financial measure. For an explanation of this measure and a reconciliation to pro forma net income, the most comparable GAAP measure, see “Management Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures.” 3. As of September 20, 2020

        We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. Neither we nor the selling shareholders nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. We, the selling shareholders and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is only accurate as at the date of this prospectus. Our business, financial condition, results of performance and prospects may have changed since that date.

        We use various trademarks, trade names and service marks in our business, including TELUS. For convenience, we may not include the ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

        Unless otherwise indicated or where the context requires otherwise, all references in this prospectus to the "Company", "TELUS International", "TI", "we", "us", "our" or similar terms refer

i

to TELUS International (Cda) Inc. and its subsidiaries, including Triple C Holding GmbH (or any successor entity) ("Triple C Holding"). On December 16, 2020, Triple C Holding was merged into TELUS International Germany GmbH with TELUS International Germany GmbH as the surviving entity. All references in this prospectus to "TELUS" refer to TELUS Corporation and its subsidiaries other than TELUS International. All references in this prospectus to "Baring" refer to Baring Private Equity Asia. All references in this prospectus to "Competence Call Center" or "CCC" refer to the entirety of the assets and operations of Triple C Holding. All references to "Lionbridge AI" refer to the data annotation business of Lionbridge Technologies, Inc.

        Until                        , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our subordinate voting shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Presentation of Financial Information

        The financial statements of TELUS International and Triple C Holding included in this prospectus are presented in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, ("IASB"). The financial statements of Lionbridge AI included in this prospectus are presented in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

        The financial statements of the Company that are included in this prospectus consist of (i) consolidated statements of financial position as at December 31, 2019 and 2018, and the consolidated statements of income and other comprehensive income, changes in owners' equity, and cash flows, for each of the years in the three-year period ended December 31, 2019, and (ii) unaudited condensed interim consolidated statements of financial position as at September 30, 2020, and the unaudited condensed interim consolidated statements of income and other comprehensive income and cash flows for the three and nine months ended September 30, 2020 and 2019, and the unaudited condensed interim consolidated statement of changes in owners' equity for the nine months ended September 30, 2020 and 2019.

        The financial statements of Triple C Holding that are included in this prospectus consist of (i) consolidated statements of financial position as at December 31, 2019 and 2018 and January 1, 2018 and as at September 30, 2019, and (ii) the consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows, for each of the years in the two-year period ended December 31, 2019 and for the nine months ended September 30, 2019 and 2018. We acquired Triple C Holding on January 31, 2020. References in this prospectus to the financial statements of CCC mean the financial statements of Triple C Holding. See "CCC" for more information.

        The financial statements of Lionbridge AI that are included in this prospectus consist of (i) combined balance sheets as at December 31, 2019 and 2018 and combined statements of operations and comprehensive income, changes in parent company equity and cash flows for each of the years in the two-year period ended December 31, 2019 and (ii) unaudited condensed interim combined balance sheets as at September 30, 2020, and unaudited condensed interim combined statements of operations and comprehensive income, changes in parent company equity and cash flows for the nine months ended September 30, 2020 and 2019. We acquired Lionbridge AI from Lionbridge Technologies, Inc. on December 31, 2020. References in this prospectus to the financial statements of Lionbridge AI mean the financial statements of LBT Acquisition, Inc., the Lionbridge Technologies, Inc. entity that was formed to hold the Lionbridge AI business. See "Lionbridge AI" for more information.

        The pro forma financial statements included in this prospectus reflect the acquisition of the entirety of CCC, which occurred on January 31, 2020, and the acquisition of Lionbridge AI, which occurred on December 31, 2020, as if the acquisitions had occurred on January 1, 2019, the beginning of the fiscal periods presented. For more information, see "Unaudited Pro Forma Condensed Combined Consolidated Financial Information".

ii

        We and Lionbridge AI publish our consolidated financial statements in U.S. dollars and CCC's financial statements are published in euros. In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to "US$", "$", "USD" and "dollars" mean U.S. dollars and all references to "C$", "CDN$" and "CAD$", mean Canadian dollars, and all references to "euro" and "€" mean the currency of the European Union.

Presentation of Share Information

        In connection with this offering, our Class A, Class C and Class D common shares will be exchanged by the holders thereof for Class B and Class E common shares and we expect to redesignate our Class B common shares as multiple voting shares and our Class E common shares as subordinate voting shares, which subordinate voting shares will be issued by us in this offering. In addition, we expect to eliminate all of our previously outstanding series of Class A, Class C and Class D common shares and our authorized Class A and Class B preferred shares. See "Description of Share Capital". The subordinate voting shares to be sold by the selling shareholders as part of the offering will result from the conversion of Class E common shares into subordinate voting shares prior to the closing of the offering.

iii

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our subordinate voting shares, you should read this entire prospectus carefully, including the sections of this prospectus entitled "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" and our consolidated financial statements and the related notes, and the financial statements and related notes of CCC and Lionbridge AI, contained elsewhere in this prospectus.

Our Company

        We are a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our services support the full lifecycle of our clients' digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 15 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

        TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture, under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America and developed a broader set of complex, digital-centric capabilities.

        We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our "caring culture" drives sustainable team member engagement, retention and customer satisfaction.

        We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. Today, we are a leading digital customer experience ("CX") innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

        We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients' digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and information technology ("IT") services, and CX process and delivery solutions to fuel our clients' growth. Our highly skilled and empathetic team members, together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals, are core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

        We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. We have almost 50,000 team members located in 50 delivery locations across over 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and we have been recognized as an employer of choice in many of these markets.

        Today, our clients include over 600 companies across high-growth verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our relationship with TELUS, our largest client and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within our Communications and Media industry vertical. We have renewed our master services agreement with TELUS (the "TELUS MSA"). The renewed TELUS MSA provides for a new ten-year term commencing in January 2021, and for a minimum annual spend of $200.0 million, subject to adjustment in accordance with its terms. For more information, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement".

        For the years ended December 31, 2019, 2018 and 2017, our service revenues were $1,019.6 million, $834.6 million and $573.2 million, respectively, reflecting a compound annual growth rate of 34% over this period, and our pro forma service revenue for the year ended December 31, 2019, was $1,571.4 million. For the nine months ended September 30, 2020 and 2019, our service revenues were $1,139.3 million and $747.1 million, respectively and our pro forma service revenue for the nine months ended September 30, 2020 and 2019, was $1,350.1 million and $1,154.0 million, respectively. Our net income was $69.0 million, $47.1 million and $43.4 million for the years ended December 31, 2019, 2018 and 2017, respectively, and our pro forma net loss for the year ended December 31, 2019, was $1.6 million. Our net income for the nine months ended September 30, 2020 and 2019, was $81.9 million and $41.7 million, respectively, and our pro forma net income (loss) for the nine months ended September 30, 2020 and 2019, was $78.1 million and $(21.7) million, respectively. Our adjusted net income ("TI Adjusted Net Income") was $82.4 million, $65.4 million and $56.7 million for the years ended December 31, 2019, 2018 and 2017, respectively and our adjusted EBITDA ("TI Adjusted EBITDA") was $225.6 million, $146.7 million and $113.8 million, respectively. For the nine months ended September 30, 2020 and 2019, TI Adjusted Net Income was $94.4 million and $56.6 million, respectively, and TI Adjusted EBITDA for these periods was $262.2 million and $161.9 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures" for a reconciliation of TI Adjusted Net Income and TI Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, and see "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" for more information regarding our pro forma financial measures.

Industry Background

        Technology, Innovation and Digital Enablement.    Technology is transforming the way businesses interact with their customers at an accelerating pace and scale. Across industries, customer experience has become a critically important competitive differentiator. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with authentic human experience.

        Empowered and Engaged Customers.    The pervasiveness of next-generation technologies, which enables always-on connections, access to information 24/7 and greater variety of choice, has encouraged customer empowerment and raised their expectations. Customers are increasingly choosing experience over product and price. Customer experience has become a key competitive advantage, and it is critical for companies to manage this by partnering with customer service experts to represent their valued brands.

        Evolution of Customer Experience.    Contact centers have evolved from single-point, voice-based interaction hubs to omnichannel points of customer engagement. Companies increasingly view these omnichannel points of engagement as opportunities to build customer loyalty and increase wallet share. As the quality of these interactions matters even more today, companies need engaged, experienced, empathetic and technology-savvy employees representing their brands in their customer interactions.

        Importance of Building Trust and Security.    Companies and brands operating in the global digital marketplace need to engender trust in their online offerings in order to provide a feeling of safety that encourages customers to communicate and transact more. Accurate and rapid identification of content that violates the criteria of these offerings is of critical importance as user-generated content continues to grow, and expert human intervention is needed to handle content and customer concerns with the highest complexity. Additionally, fraud, identity theft and asset appropriation have become more pervasive. Companies are looking for solutions to assist in responding to these challenges.

        Challenges for Companies.    To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but consistent and integrated across omnichannel touchpoints, whether human or digital. To enable this, companies need partners with expertise in advanced analytics, artificial intelligence ("AI") and machine learning techniques to analyze data. In order to deliver this experience, companies need to re-design and re-engineer their processes, which is best executed by customer experience strategy and design consulting, IT services and process experts.

        Limitations of Incumbent Services Providers.    Delivering best-in-class omnichannel customer experiences requires highly trained professionals working in concert with leading digital technologies. We believe that traditional consulting, digital IT services and customer care and business process outsourcing companies lack the right combination of people, capabilities and technology to help companies address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems.

Our Market Opportunity

        Our solutions and services are relevant across multiple markets including IT services for digital transformation of customer experience systems ("DX") and digital customer experience management ("DCXM"). The worldwide market for DX was estimated by International Data Corporation ("IDC") to have been $147 billion in 2019. The worldwide market for DCXM was estimated by Everest Group to have been $6 billion in 2018. Digital transformation services are estimated by IDC to grow at a compound annual growth rate of 21% from 2019 through 2023. The DCXM market is estimated by Everest Group to grow at a compound annual growth rate of 20%-25% from 2018 through 2021. In addition to DCXM, the Everest Group estimates the content moderation market to have been a $1.5 billion to $2.0 billion market in 2018 and expects it to experience estimated growth of 40%-50% from 2018 through 2021.

Our Approach

        We are a leading digital customer experience innovator with a unique team culture and deep expertise in next-generation technologies and processes. We believe that our comprehensive capabilities and go-to-market strategy enable us to address our clients' varied needs in a flexible way that aligns with their objectives. Our focus on customer experience informs our approach to designing, building and delivering customer engagement and digital enablement solutions for our clients. We believe that customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience to customers.

Our Competitive Strengths

        We have distinguished ourselves by leveraging the following competitive strengths:

        Cultural Differentiation.    We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 15 years by ensuring alignment with our team members and clients alike. We believe continuously investing in our culture and operating as a socially responsible company builds stronger relationships with our clients and team members, and positively impacts the communities in which we operate.

        Diverse Client Base Across Sectors.    We partner with a diverse set of disruptive and established clients across our core industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Within some of these industry verticals, we serve clients across several high-growth sub-sectors.

        Deep Domain Expertise.    We have developed expertise serving clients in our core verticals and sub-sectors, many of which are leading broader technology disruption. By serving clients in these sectors over the course of many years, we have built an understanding of their unique, industry-specific challenges and digital transformation journeys, as well as the solutions and services to address them. For example, within the Communications and Media industry vertical, our client engagements support digital transformation and innovation across our clients' digital stack, operations support system and business support system, modernization and testing and engineering of 5G networks for services such as internet of things ("IoT"). In the Tech and Games industry vertical, we believe we have been at the forefront of helping social networks manage the rapidly expanding volume of user-generated content on their platforms. We use AI/ML-assisted solutions to help clients monitor content for compliance with local policies and regulations. Additionally, we have partnered with several leading Games clients to support the high player growth they have seen over the past several years by deploying player support solutions that are based on our deep understanding of "gamer culture".

        Comprehensive, Integrated Capabilities to Enable Digital-First Experiences.    We have proactively built a set of integrated capabilities to deliver innovative customer experience solutions for our clients' customers. Our services span design, build and deliver so that we are able to offer clients a complete, transformative, digitally enabled solution, or a discrete solution to address or complement specific aspects of their existing customer experience strategies. We believe that our end-to-end solutions address client needs at all stages of their digital journeys and position us best to address their evolving priorities while expanding wallet share with them over time.

        Best-In-Class Technology and Processes.    We rely on best-in-class technology to power everything we do. By virtue of our TELUS pedigree, we have built our business with a deep understanding of the importance of technological reliability and availability, fueling our "always-on" carrier-grade network infrastructure. This infrastructure is augmented by our next-generation private and public cloud-based architecture, which enables our complete suite of integrated digital services and enables us to be agile, efficient and scalable.

        Globally Scaled and Agile Delivery Model.    Over several years we have built a differentiated global delivery model enabled by next-generation technology with the scale and agility needed to best serve our clients. The sophistication, agility and scale of our delivery capabilities enable us to tailor our delivery strategy and respond quickly to shifting client demand as well as idiosyncratic events by pivoting client solutions across multiple regions, time zones and channels. For example, during the COVID-19 pandemic, we were able to continuously serve our clients' needs despite the mandatory closure of many facilities.

        Proven Leadership Team.    We have a proven leadership team with a successful track record of executing our strategic vision, driving growth across our business, integrating acquisitions both operationally and culturally and maintaining our unique culture. Our leaders not only possess significant and diverse skills and experience, but are committed to leading by example and living our values.

Our Growth Strategy

        We are dedicated to building on our current capabilities in digital transformation and customer experience management by deploying the following growth strategies:

        Expand Our Current and Potential Services with Existing Clients.    We seek to deepen existing client relationships by providing our clients with more of our existing services, as well as developing new adjacent services to address their evolving digital enablement and customer experience needs.

        Establish Relationships with New Clients.    We target potential clients that value customer experience as a brand differentiator. We prioritize potential clients that are experiencing significant growth and require a partner capable of evolving with them.

        Leverage Technology and Process to Drive Continuous Improvement.    We strive to continuously optimize the overall efficiency of our organization, enhance operating leverage and margins and better serve our clients by investing in best-in-class technologies.

        Enhance Core Capabilities with Strategic Acquisitions.    We seek out acquisition opportunities that expand the breadth of our service offerings, enhance the depth of our digital IT capabilities and accelerate our presence in attractive industry verticals, while maintaining alignment with our culture.

Recent Developments

Acquisition of Lionbridge AI

        On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement, dated November 6, 2020 for cash consideration of $939.0 million, subject to post-closing adjustments.

        Lionbridge AI is a market-leading global provider of crowd-based training data through various service offerings and the use of a proprietary annotation solution used in the development of artificial intelligence algorithms to power machine learning. Data annotation is the process of labeling data needed to train AI systems. Lionbridge AI annotates data in text, images, videos, and audio in more than 300 languages and dialects for some of North America's largest technology companies in social media, search, retail and mobile. Lionbridge AI has developed a proprietary data annotation solution of tools and processes that is used in combination with a flexible, crowdsourced community of over one million annotators, linguists and specialists across different languages, demographics and other characteristics across six continents. Lionbridge AI's solutions help improve data functionality and deliver secure, compliant, scalable and high-quality solutions for its clients. Lionbridge AI is headquartered in Waltham, Massachusetts.

        In connection with the acquisition, we, along with Lionbridge AI, submitted a declaration filing with the Committee on Foreign Investment in the United States ("CFIUS"). At the end of its 30-day assessment of the declaration filing, CFIUS requested that we file a joint voluntary notice pursuant to Section 721 of the Defense Production Act, which triggered an additional 45-day review period. CFIUS advised us that the additional review is not directed specifically at our acquisition of Lionbridge AI, but is focused on certain commercial relationships TELUS has with certain foreign network infrastructure vendors. We have submitted the requested joint notice filing and provided additional information requested by CFIUS staff. Based on our discussions with CFIUS staff, we determined we could close the acquisition of Lionbridge AI before the expiry of the 45-day period. The statutory review period for the joint voluntary notice expires in February 2021. While we expect that CFIUS will complete its review of the joint voluntary notice and clear our acquisition of Lionbridge AI without condition, CFIUS may request that we and TELUS make assurances regarding our use in the United States of certain network infrastructure equipment sold by foreign entities. TELUS International does not believe assurances of this nature, if requested, or other conditions that could be imposed by CFIUS, if imposed, will have a material impact on its business. See "Risk Factors—Risks Related to Our Acquisition of Lionbridge AI and its Business—Our acquisition of Lionbridge AI remains subject to review by CFIUS and we are not certain how the outcome of the review will impact our business".

        We financed the acquisition with approximately $149.6 million in cash received from the issuance of 1,678,242 Class A common shares to TELUS, $80.4 million in cash received from the issuance of 901,101 Class B common shares to Baring and borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities.

        For more information on Lionbridge AI, please see "Lionbridge AI."

Risk Factors Summary

        Investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks described in "Risk Factors" before making a decision to invest in our subordinate voting shares. If any of these risks actually occur, our business, financial condition and financial performance would likely be materially adversely affected. In such case, the trading price of our subordinate voting shares would likely decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:

  •
  We face intense competition from companies that offer services similar to ours.

  •
  Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes.

  •
  If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

  •
  Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients' businesses and demand for our services.

  •
  Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.

  •
  Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense.

  •
  Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.

  •
  Our recently completed acquisition of Lionbridge AI remains subject to CFIUS review.

  •
  Our business would be adversely affected if individuals providing data annotation services through the crowdsourcing solutions we provide with our recently completed acquisition of Lionbridge AI were classified as employees and not as independent contractors.

  •
  We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.

  •
  Cyber-attacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of our clients or their end customers could have a negative impact on our reputation and client confidence.

  •
  Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.

  •
  Our ability to meet the expectations of clients of our content moderation services may be adversely impacted due to factors beyond our control and our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work.

  •
  The dual-class structure that will be contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS.

  •
  TELUS will, for the foreseeable future, control the direction of our business.

  •
  We have no history of operating as a separate, publicly-traded company.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company", as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  an exemption that allows us to include less than five years of selected financial data in connection with this offering; and

  •
  an exemption from the auditor attestation requirement on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

        We may choose to take advantage of some, but not all, of these reduced requirements, and therefore the information that we provide holders of subordinate voting shares may be different than the information you might receive from other public companies in which you hold equity. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. We currently prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, so we are unable to make use of the extended transition period. We will comply with new or revised accounting standards on or before the relevant dates on which adoption of such standards is required by the IASB.

        We may take advantage of these provisions until we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of the following:

  •
  the last day of the first fiscal year in which our annual revenues were at least $1.07 billion;

  •
  the last day of the fiscal year following the fifth anniversary of this offering;

  •
  the date on which we have issued more than $1 billion of non-convertible debt securities over a three-year period; and

  •
  the last day of the fiscal year during which we meet the following conditions: (i) the worldwide market value of our common equity securities held by non-affiliates as of our most recently completed second fiscal quarter is at least $700 million, (ii) we have been subject to U.S. public company reporting requirements for at least 12 months and (iii) we have filed at least one annual report as a U.S. public company.

        We expect to cease to be an emerging growth company, and we expect to no longer be eligible to take advantage of these reduced requirements, upon completion of this initial public offering.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as a non-U.S. company with foreign private issuer status. As long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

  •
  the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

  •
  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

  •
  the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission (the "SEC") of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

        In addition, we will not be required to file annual reports and financial statements with the SEC as promptly, or using the same forms, as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with certain other rules and regulations under U.S. securities laws applicable to U.S. domestic companies whose securities are registered under the Exchange Act, including Regulation FD, which restricts the selective disclosure of material information.

        Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). So long as we remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are not foreign private issuers.

Principal Shareholders

        Immediately following the completion of this offering, TELUS will own        % and Baring Private Equity Asia, a leading global private equity investor, will own        % of the combined voting power of our multiple voting shares and subordinate voting shares. See "Risk Factors—Risks Related to Becoming a Public Company and Our Relationship with TELUS".

        In connection with this offering, we, TELUS and Baring have entered or will enter into certain agreements. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS" and "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring". In particular, in connection with this offering, we intend to enter into a shareholders' agreement with TELUS and Baring that will provide that:

  •
  our board of directors will consist of eight directors at the time of this offering and will increase to 11 directors by the first anniversary of the offering;

  •
  we will agree to nominate individuals designated by TELUS as directors representing half of our eight-director board at the time of consummation of this offering, and a majority of the board upon appointment of a ninth director to our board and thereafter, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate such number of individuals designated by TELUS in proportion to its combined voting power for so long as TELUS continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director, and

  •
  we will agree to nominate two individuals designated by Baring as directors at the time of consummation of this offering, which will be reduced to one individual designated by Baring upon appointment of a ninth director to our board and thereafter, for so long as Baring continues to beneficially own at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares.

        The shareholders' agreement will also provide that, until TELUS ceases to hold at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our CEO, approving the increase or decrease of the size of our board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles and authorizing the entry into a change of control transaction, disposing of all or substantially all of our assets, and commencing of liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. In addition, the shareholders' agreement will provide that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders' agreement will also provide that, so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee, subject to compliance with applicable securities laws and listing requirements of the NYSE and TSX. Also, our Chief Executive Officer will be nominated to the board of directors, in addition to directors nominated by TELUS and Baring. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement".

        Because TELUS will hold more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will be a "controlled company" under the corporate governance rules for NYSE-listed companies. Therefore, we will be permitted to, and we intend to, elect not to comply with certain NYSE corporate governance requirements. See "Management—Controlled Company Exemption".

        So long as we remain a foreign private issuer, we will also continue to be exempt from some of the corporate governance standards that are applicable to U.S. domestic companies under the NYSE listing requirements.

Corporate Structure

        The following simplified diagrams illustrate our corporate structure and equity ownership immediately before and following the consummation of this offering, after giving effect to certain transactions to amend our share capital as further described in "Description of Share Capital—General" and assuming no exercise of the underwriters' over-allotment option. We directly or indirectly own 100% of all of our operating subsidiaries. Our delivery locations, from where team members serve our clients, are operated from subsidiaries located in the relevant jurisdiction.

(1)
Consists of shares held by TELUS Communications, Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd., and TELUS International Holding Inc., each a wholly-owned subsidiary of TELUS.

(2)
For a listing of our significant subsidiaries and their respective jurisdictions of formation or incorporation, see "Business—Corporate Structure".

Corporate Information

        TELUS International (Cda) Inc. was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016.

        Our headquarters and principal executive offices are located at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, Canada V6B 0M3 and our telephone number is (604) 695-3455. Our website address is www.telusinternational.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

 The Offering

Subordinate voting shares offered by us	subordinate voting shares (or subordinate voting shares if the underwriters exercise their over-allotment option in full).
Subordinate voting shares offered by the selling shareholders	subordinate voting shares (or subordinate voting shares if the underwriters exercise their over-allotment option in full).
Subordinate voting shares to be outstanding after this offering	subordinate voting shares (or subordinate voting shares if the underwriters exercise their over-allotment option in full).
Multiple voting shares to be outstanding after this offering	multiple voting shares.
Over-allotment option to purchase additional subordinate voting shares

We and the selling shareholders have granted the underwriters an option, exercisable within 30 days from the date of the prospectus, to purchase up to an                additional                subordinate voting shares from us and up to an additional                subordinate voting shares from the selling shareholders solely to cover over-allotments, if any, in connection with this offering.

Voting rights

Following this offering, we will have two classes of shares outstanding: multiple voting shares and subordinate voting shares. The rights of the holders of our multiple voting shares and subordinate voting shares are substantially identical, except with respect to voting and conversion.

The subordinate voting shares will have one vote per share and the multiple voting shares will have 10 votes per share. See "Description of Share Capital—Authorized Share Capital".

After giving effect to this offering, the subordinate voting shares will collectively represent        % of our total issued and outstanding shares and        % of the combined voting power attached to all of our issued and outstanding shares (      % and        %, respectively, if the underwriters' over-allotment option is exercised in full) and the multiple voting shares will collectively represent        % of our total issued and outstanding shares and        % of the combined voting power attached to all of our issued and outstanding shares (      % and        %, respectively, if the underwriters' over-allotment option is exercised in full).

Conversion rights

The subordinate voting shares are not convertible into any other class of shares. The multiple voting shares are convertible into subordinate voting shares on a one-for-one basis at the option of the holder or upon the sale of multiple voting shares to an unaffiliated third party. Our articles will also provide that multiple voting shares will automatically convert into subordinate voting shares if such multiple voting shares are held by a person other than TELUS, Baring or their respective permitted holders. In addition, multiple voting shares held by TELUS or its respective permitted holders, and multiple voting shares held by Baring or its respective permitted holders, will automatically convert into subordinate voting shares if TELUS or Baring and their respective permitted holders, as applicable, no longer as a group beneficially own at least      % or      %, respectively, of our issued and outstanding multiple voting shares and subordinate voting shares on a combined basis. See "Description of Share Capital—Authorized Share Capital—Conversion".

Take-over bid protection

In accordance with applicable Canadian regulatory requirements designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, we will enter into the Coattail Agreement (as defined herein) with holders of multiple voting shares. The Coattail Agreement will contain provisions customary for dual-class corporations listed on the TSX, designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable take-over bid legislation in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares. See "Description of Share Capital—Certain Important Provisions of our Articles and the BCBCA—Take-Over Bid Protection".

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $        million, or approximately $        million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of subordinate voting shares in this offering by the selling shareholders, including upon the sale of subordinate voting shares if the underwriters exercise their over-allotment option from any of the selling shareholders in this offering.

We intend to use the net proceeds from this offering in order to repay outstanding borrowings under one or more revolving or term loan facilities of our credit agreement and for general corporate purposes. See "Use of Proceeds" for additional information.

Directed Share Program

At our request, the underwriters have reserved up to        % of the subordinate voting shares to be sold by us and offered by this prospectus for sale, at the initial public offering price, to certain individuals, through a directed share program, including employees, directors and other persons associated with us who have expressed an interest in purchasing subordinate voting shares in the offering. The number of subordinate voting shares available for sale to the general public will be reduced by the number of reserved subordinate voting shares sold to these individuals. Any reserved subordinate voting shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other subordinate voting shares offered under this prospectus. See "Underwriting—Directed Share Program" for additional information.

Proposed NYSE and TSX trading symbol for our subordinate voting shares	"TINT".
Risk factors

You should carefully read the section entitled "Risk Factors" and other information included in this prospectus for a discussion of factors that you should consider before deciding to invest in our subordinate voting shares.

        Unless we specifically state otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional                 subordinate voting shares from us and the selling shareholders.

        The number of subordinate voting shares to be outstanding after this offering includes                subordinate voting shares to be issued in this offering (assuming the underwriters do not exercise their over-allotment option) and excludes:

  •
  up to            subordinate voting shares issuable upon the exercise of US dollar-denominated equity share option awards previously issued to certain of our executive officers and outstanding as of the date of this prospectus, at exercise prices ranging from $            to $            ; and

  •
  up to            subordinate voting shares issuable pursuant to the compensation plans we intend to adopt in connection with the offering.

        Upon completion of the offering, assuming no exercise of the over-allotment option by the underwriters, our issued and outstanding share capital will consist of                 subordinate voting shares and                multiple voting shares.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

        The following tables present summary historical consolidated financial data for our business. We have derived summary consolidated statements of income and other comprehensive income data for the years ended December 31, 2019, December 31, 2018, and December 31, 2017, and summary consolidated statements of financial position data as at December 31, 2019, and December 31, 2018, from our audited consolidated financial statements included in this prospectus. The consolidated statement of financial position as at December 31, 2017, is not included in this prospectus. The summary historical consolidated financial data for the years ended December 31, 2018, and December 31, 2017, have been presented without the retrospective application of IFRS 16 Leases and may not be comparable to the summary historical consolidated financial data for the year ended December 31, 2019. We have derived summary consolidated statements of income and other comprehensive income data for the nine months ended September 30, 2020, and September 30, 2019, and summary consolidated statements of financial position data as at September 30, 2020, from our unaudited condensed interim consolidated financial statements included in this prospectus.

        The summary unaudited pro forma condensed combined consolidated statements of income for the nine months ended September 30, 2020 and 2019, and the year ended December 31, 2019, and the unaudited pro forma condensed interim consolidated statement of financial position data as at September 30, 2020, presented below have been derived from our unaudited pro forma condensed combined consolidated financial information included in this prospectus. The summary unaudited pro forma information set forth below reflects our historical combined financial information, as adjusted to give effect to the acquisitions of CCC and Lionbridge AI as if such acquisitions had occurred on January 1, 2019, the first day of our fiscal year ended December 31, 2019. The pro forma consolidated statement of financial position data only reflects, on a pro forma basis, adjustments for the acquisition of Lionbridge AI. The acquisition of CCC was completed on January 31, 2020, and therefore our consolidated statement of financial position as at September 30, 2020 already reflects the acquisition of CCC. The summary unaudited pro forma information has been presented for informational purposes only and do not purport to represent the actual results of operations that we, CCC and Lionbridge AI would have achieved had we been combined during the periods presented and are not intended to project the future results of operations that the combined company may achieve as a result of these acquisitions. For more information on CCC, see "CCC" and for more information on Lionbridge AI, see "Lionbridge AI".

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization", "Selected Historical Consolidated Financial Data", "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our historical results are not necessarily indicative of the results that should be expected in any future period, and our results for any interim period are not necessarily indicative of the results to be expected for a full year.

	Years Ended December 31				Nine Months Ended September 30
Consolidated Statements of Income Data:	Pro Forma 2019	2019	2018	2017	Pro Forma 2020	2020	Pro Forma 2019	2019
	($ in millions, except per share amounts and percentages)
Revenues
Revenues arising from service contracts with customers—service	$1,571.4	$1,019.6	$834.6	$573.2	$1,350.1	$1,139.3	$1,154.0	$747.1

Operating Expenses
Goods and services purchased	350.7	182.9	174.9	105.8	288.6	219.4	266.3	132.9
Employee benefits expense	929.3	630.4	522.5	366.5	793.0	708.0	686.5	463.5
Depreciation	85.5	73.1	31.3	25.4	73.9	72.6	62.3	53.1
Amortization of intangible assets	133.0	19.1	18.2	6.8	102.4	59.7	99.9	14.4

Total Operating Expenses	1,498.5	905.5	746.9	504.5	1,257.9	1,059.7	1,115.0	663.9

Operating Income	72.9	114.1	87.7	68.7	92.2	79.6	39.0	83.2
Changes in business combination-related provisions	(14.6)	(14.6)	(12.6)	—	(73.4)	(73.4)	(2.5)	(2.5)
Interest expense	66.3	36.3	23.2	10.1	52.8	34.3	49.3	28.0
Foreign exchange	(3.7)	(2.6)	8.1	(0.5)	2.2	2.2	(3.1)	(2.3)

Income Before Income Taxes	24.9	95.0	69.0	59.1	110.6	116.5	(4.7)	60.0
Income taxes	26.5	26.0	21.9	15.7	32.5	34.6	17.0	18.3

Net Income	$(1.6)	$69.0	$47.1	$43.4	$78.1	$81.9	$(21.7)	$41.7

Net Income Per Common Share
Basic	$(0.03)	$1.64	$1.12	$1.09	$1.49	$1.66	$(0.42)	$0.99
Diluted	$(0.03)	$1.63	$1.12	$1.09	$1.48	$1.65	$(0.42)	$0.99
Other Data
TI Adjusted Net Income(1)	$133.2	$82.4	$65.4	$56.7	$100.4	$94.4	$94.6	$56.6
TI Adjusted Basic Earnings per Share(1)	$2.60	$1.95	$1.56	$1.42	$1.91	$1.91	$1.84	$1.34
TI Adjusted Diluted Earnings per Share(1)	$2.59	$1.95	$1.56	$1.41	$1.90	$1.90	$1.84	$1.34
TI Adjusted EBITDA(2)	$358.1	$225.6	$146.7	$113.8	$296.2	$262.2	$259.4	$161.9
Cash provided by operating activities	N/A	$141.6	$93.5	$90.9	N/A	$161.3	N/A	$94.0
TI Free Cash Flow(3)	N/A	$78.8	$43.0	$49.5	N/A	$112.2	N/A	$47.4
TI Organic Revenue(4)	N/A	$1,005.6	$607.2	$533.5	N/A	$811.0	N/A	$733.1
TI Gross Profit Margin(5)	N/A	33.2%	32.4%	33.5%	N/A	31.4%	N/A	32.8%
TI Adjusted Gross Profit Margin (%)(5)	N/A	42.3%	38.3%	39.1%	N/A	43.0%	N/A	41.8%

					As at September 30
	As at December 31			Pro Forma as at September 30, 2020
Consolidated Statement of Financial Position Data:	2019	2018	2017		2020
	($ in millions)
Cash and temporary investments, net	$79.5	$65.6	$85.4	$138.9	$138.9
Property, plant and equipment, net	301.0	115.2	103.5	369.5	366.7
Intangible assets, net	89.7	104.8	35.0	1,289.6	646.6
Goodwill, net	418.4	421.2	228.8	1,466.2	1,003.9
Total assets	1,169.0	909.1	601.9	3,725.4	2,575.5
Current maturities of long-term debt	42.8	6.0	6.0	90.2	77.0
Long-term debt	477.7	302.0	264.3	1,768.7	1,070.4
Total liabilities	923.2	712.4	502.1	2,775.1	1,831.4
Common equity	245.8	196.7	99.8	950.3	744.1
Total liabilities and owners' equity	1,169.0	909.1	601.9	3,725.4	2,575.5

(1)
TI Adjusted Net Income, TI Adjusted Basic Earnings per Share and TI Adjusted Diluted Earnings per Share. We regularly monitor TI Adjusted Net Income, adjusted basic earnings per share ("TI Adjusted Basic EPS") and adjusted diluted earnings per share ("TI Adjusted Diluted EPS"), which are non-GAAP financial measures, as they are useful for management and investors to better understand our ability to manage operational costs, to evaluate our operating performance, and to facilitate a period-over-period comparison of our results. We calculate TI Adjusted Net Income by excluding changes in business combination-related provisions, restructuring and other costs, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets, and the related tax impacts of these adjustments, from net income, the most directly comparable GAAP measure. Changes in business combination-related provisions, share based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets are non-cash items and we do not consider these excluded items to be indicative of our operating performance. Restructuring and other costs are largely comprised of business acquisition costs and integration expenses that are not reflective of our ongoing operations. We calculate TI Adjusted Basic EPS by dividing the TI Adjusted Net Income by the basic total weighted average number of common shares outstanding during the period. We calculate TI Adjusted Diluted EPS by dividing the TI Adjusted Net Income by the diluted total weighted average number of common shares outstanding during the period. TI Adjusted Diluted EPS is calculated to give effect to share option awards and restricted share units.

	Years Ended December 31				Nine Months Ended September 30
	Pro Forma 2019(a)	2019	2018	2017	Pro Forma 2020(a)	2020	Pro Forma 2019(a)	2019
	($ in millions, except per share amounts)
Net income	$(1.6)	$69.0	$47.1	$43.4	$78.1	$81.9	$(21.7)	$41.7
Add back (deduct):
Changes in business combination-related provisions(b)	(14.6)	(14.6)	(12.6)	—	(73.4)	(73.4)	(2.5)	(2.5)
Restructuring and other costs(c)	52.9	6.1	3.7	8.9	10.2	33.2	50.8	4.0
Share-based compensation expense(d)	13.8	13.2	5.8	4.0	17.5	17.1	7.4	7.2
Foreign exchange (gain) loss(e)	(3.7)	(2.6)	8.1	(0.5)	2.2	2.2	(3.1)	(2.3)
Amortization of purchased intangible assets(f)	127.9	14.9	14.7	3.2	96.3	53.6	96.0	11.1
Tax effect of the adjustments above	(41.5)	(3.6)	(1.4)	(2.3)	(30.5)	(20.2)	(32.3)	(2.6)

TI Adjusted Net Income	$133.2	$82.4	$65.4	$56.7	$100.4	$94.4	$94.6	$56.6

TI Adjusted Basic Earnings per Share(g)	$2.60	$1.95	$1.56	$1.42	$1.91	$1.91	$1.84	$1.34

TI Adjusted Diluted Earnings per Share(g)	$2.59	$1.95	$1.56	$1.41	$1.90	$1.90	$1.84	$1.34

(a)
The Lionbridge AI net income component of pro forma TI Adjusted Net Income, TI Adjusted Basic EPS and TI Adjusted Diluted EPS includes shared cost allocations from the parent company of approximately $22 million in 2019 and approximately $18 million in 2018. We anticipate the equivalent costs to be approximately $10 million to operate Lionbridge AI as a standalone entity on a full year basis.

(b)
Changes in business combination-related provisions is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(c)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchased and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results, as set out in the following table:

	Years Ended December 31				Nine Months Ended September 30
	Pro Forma 2019	2019	2018	2017	Pro Forma 2020	2020	Pro Forma 2019	2019
	($ in millions)
Goods and services purchased	$52.6	$5.8	$0.6	$7.7	$7.5	$30.5	$50.7	$3.9
Employee benefits expense	0.3	0.3	3.1	1.2	2.7	2.7	0.1	0.1

Restructuring and other costs	$52.9	$6.1	$3.7	$8.9	$10.2	$33.2	$50.8	$4.0

(d)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(e)
We exclude foreign exchange adjustments because it allows for comparison of operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure and which result in fluctuations that are not reflective of the underlying performance of our business.

(f)
We exclude amortization of purchased intangible assets because this is a non-cash charge and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, TI Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.

(g)
The following table presents reconciliations of the denominators of the basic and diluted per share computations.

	Years Ended December 31				Nine Months Ended September 30
	Pro Forma 2019	2019	2018	2017	Pro Forma 2020	2020	Pro Forma 2019	2019
Basic total weighted average number of common shares outstanding	51,272,968	42,151,421	41,931,848	40,000,000	52,473,600	49,279,664	51,272,968	42,151,421
Effect of dilutive securities
Share option awards	139,801	139,801	89,310	72,809	311,538	311,538	114,608	114,608

Diluted total weighted average number of common shares outstanding	51,412,769	42,291,222	42,021,158	40,072,809	52,785,138	49,591,202	51,387,576	42,266,029

(2)
TI Adjusted EBITDA.    We regularly monitor TI Adjusted EBITDA, which is a non-GAAP financial measure, because this is a key measure regularly used by management to evaluate our business performance. As such, we believe it is useful to investors in understanding and evaluating the performance of our business. This measure excludes from net income non-cash items and items that do not reflect the underlying performance of our business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. These items were added back for the same reasons described above in TI Adjusted Net Income. TI Adjusted EBITDA should not be considered an alternative to net income in measuring our performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these non-cash items and items that do not reflect the underlying performance of our business is more reflective of underlying business trends, our operational performance and overall business strategy.

	Years Ended December 31				Nine Months Ended September 30
	Pro Forma 2019(e)	2019	2018	2017	Pro Forma 2020(e)	2020	Pro Forma 2019(e)	2019
	($ in millions)
Net income	$(1.6)	$69.0	$47.1	$43.4	$78.1	$81.9	$(21.7)	$41.7
Add back (deduct):
Changes in business combination-related provisions(a)	(14.6)	(14.6)	(12.6)	—	(73.4)	(73.4)	(2.5)	(2.5)
Interest expense	66.3	36.3	23.2	10.1	52.8	34.3	49.3	28.0
Foreign exchange(b)	(3.7)	(2.6)	8.1	(0.5)	2.2	2.2	(3.1)	(2.3)
Income taxes	26.5	26.0	21.9	15.7	32.5	34.6	17.0	18.3
Depreciation and amortization	218.5	92.2	49.5	32.2	176.3	132.3	162.2	67.5
Share-based compensation expense(c)	13.8	13.2	5.8	4.0	17.5	17.1	7.4	7.2
Restructuring and other costs(d)	52.9	6.1	3.7	8.9	10.2	33.2	50.8	4.0

TI Adjusted EBITDA	$358.1	$225.6	$146.7	$113.8	$296.2	$262.2	$259.4	$161.9

(a)
Changes in business combination-related provisions is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(b)
We exclude foreign exchange adjustments because we believe such exclusion allows for comparison of our operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure as these fluctuations are not reflective of the underlying performance of our business.

(c)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(d)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchases and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results as set out in the following table:

(e)
The Lionbridge AI component of pro forma TI Adjusted EBITDA includes shared cost allocations from the parent company of approximately $22 million in 2019 and approximately $18 million in 2018. We anticipate the equivalent costs to be approximately $10 million to operate Lionbridge AI as a standalone entity on a full year basis.

	Years Ended December 31				Nine Months Ended September 30
	Pro Forma 2019	2019	2018	2017	Pro Forma 2020	2020	Pro Forma 2019	2019
	($ in millions)
Goods and services purchased	$52.6	$5.8	$0.6	$7.7	$7.5	$30.5	$50.7	$3.9
Employee benefits expense	0.3	0.3	3.1	1.2	2.7	2.7	0.1	0.1

Restructuring and other costs	$52.9	$6.1	$3.7	$8.9	$10.2	$33.2	$50.8	$4.0

(3)
TI Free Cash Flow.    We use free cash flow ("TI Free Cash Flow"), which is a non-GAAP financial measure, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash provided by operating activities, we believe it is a more conservative measure of cash flows since capital expenditures are a necessary component of our ongoing operations and our liquidity assessment. We calculate TI Free Cash Flow by excluding capital expenditures from cash provided by operating activities.

	Years Ended December 31			Nine Months Ended September 30
	2019	2018	2017	2020	2019
	($ in millions)
Cash provided by operating activities	$141.6	$93.5	$90.9	$161.3	$94.0
Less: capital expenditures	(62.8)	(50.5)	(41.4)	(49.1)	(46.6)

TI Free Cash Flow	$78.8	$43.0	$49.5	$112.2	$47.4

(4)
TI Organic Revenue.    We regularly monitor organic revenue ("TI Organic Revenue"), which is a non-GAAP financial measure, as it is a useful measure for management and investors to understand and evaluate how we are integrating our acquisitions and to facilitate a year-over-year comparison of our results. TI Organic Revenue excludes revenue arising from contracts with customers-service ("service revenue") generated from our acquisitions in the twelve-month period after the date of each acquisition ("TI Acquisition Revenue"). We calculate year-over-year growth in TI Organic Revenue as TI Organic Revenue in the current year less service revenue in the prior year divided by service revenue in the prior year, which in 2019 was 20% and 2018 was 6%.

	Years Ended December 31			Nine Months Ended September 30
	2019	2018	2017	2020	2019
	($ in millions)
Revenues arising from contracts with customers—service	$1,019.6	$834.6	$573.2	$1,139.3	$747.1
Less: TI Acquisition Revenue	(14.0)	(227.4)	(39.7)	(328.3)	(14.0)

TI Organic Revenue	$1,005.6	$607.2	$533.5	$811.0	$733.1

(5)
TI Adjusted Gross Profit and TI Adjusted Gross Profit Margin.    Gross profit excluding depreciation and amortization ("TI Adjusted Gross Profit") and adjusted gross profit margin ("TI Adjusted Gross Profit Margin") are useful measures for management and investors alike to assess how efficiently we are servicing our clients and to be able to evaluate the growth in our cost base, excluding depreciation and amortization, as a percentage of revenue. We calculate TI Adjusted Gross Profit by excluding depreciation and amortization from the nearest GAAP measure, gross profit. We exclude depreciation and amortization expense because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue from contracts with clients in a given reporting period. TI Adjusted Gross Profit subtracts from revenue delivery costs including salaries, bonuses, fringe benefits, contractor fees and client-related travel costs for our team members who are assigned to client queues as well as licensing fees, network infrastructure costs and facilities costs required to service our clients. We calculate TI Gross Profit Margin as gross profit divided by service revenue arising from contracts with clients. We calculate TI Adjusted Gross Profit Margin as TI Adjusted Gross Profit divided by service revenue arising from contracts with clients.

	Years Ended December 31			Nine Months Ended September 30
	2019	2018	2017	2020	2019
	($ in millions, except percentages)
Revenues arising from contracts with customers—service	$1,019.6	$834.6	$573.2	$1,139.3	$747.1
Less: Operating expenses	(905.5)	(746.9)	(504.5)	(1,059.7)	(663.9)
Add back: Indirect and administrative expenses	224.7	182.4	123.2	277.7	161.5

Gross profit ($)	338.8	270.1	191.9	357.3	244.7
Add back: Depreciation and amortization	92.2	49.5	32.2	132.3	67.5

TI Adjusted Gross Profit ($)	$431.0	$319.6	$224.1	$489.6	$312.2

TI Gross Profit Margin (%)	33.2%	32.4%	33.5%	31.4%	32.8%

TI Adjusted Gross Profit Margin (%)	42.3%	38.3%	39.1%	43.0%	41.8%

RISK FACTORS

        This offering and investing in our subordinate voting shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in our subordinate voting shares. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may become important factors that affect our future financial condition and financial performance. If any of those or the following risks actually occur, our business, financial condition, financial performance, liquidity and prospects could suffer materially, the trading price of our subordinate voting shares could decline and you could lose all or part of your investment. See also "Special Note Regarding Forward-Looking Statements".

Risks Related to Our Business

We face intense competition from companies that offer services similar to ours. If we are unable to differentiate to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

        The market for the services we offer is very competitive and we expect competition to intensify and increase from a number of our existing competitors, including professional services companies that offer consulting services, information technology companies with digital capabilities, and traditional contact center and business process outsourcing ("BPO") companies that are expanding their capabilities to offer higher-margin and higher-growth digital services. In addition, the continued digital expansion of the services we offer and the markets we operate in will result in new and different competitors, many of which may have significantly greater market recognition than we do in the markets we are entering, as well as increased competition with existing competitors who are also expanding their services to cover digital capabilities.

        Many of these existing and new competitors have greater financial, human and other resources, greater technological expertise, longer operating histories and more established relationships in the verticals that we currently serve or may expand to serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs or enter into similar arrangements with potential clients. In addition, we compete with other service providers for talent in some of the regions in which we operate, particularly where access to a qualified workforce is limited, which can impact our talent recruitment efforts and increase our attrition and labor cost. We also face competition from service providers that operate in countries where we do not have delivery locations because our clients may, to diversify geographic risk and for other reasons, seek to reduce their dependence on any one country by shifting work to another country in which we do not operate. All of these factors present challenges for us in retaining and growing our business.

        From time to time, our clients who currently use our services may determine that they can provide these services in-house. As a result, we face the competitive pressure to continually offer our services in a manner that will be viewed by our clients as better and more cost-effective than what they could provide themselves.

        Our inability to compete successfully against companies that offer services similar to ours and to offer our clients a compelling alternative to taking the services we provide in-house could result in increased client churn, revenue loss, pressures on recruitment and retention of team members, service price reductions and increased marketing and promotional expenses, or reduced operating margins which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        Our growth, profitability and the diversity of our revenue sources will depend on our ability to develop and adopt new technologies to expand our existing offerings, proactively identify new revenue streams and improve cost efficiencies in our operations, all while meeting rapidly evolving client expectations. Although we are focused on maintaining and enhancing the range of our digital offerings, we may not be successful in anticipating or responding to our clients' expectations and interests in adopting evolving technology solutions and the integration of these technology solutions into our offerings may not achieve the intended enhancements or cost reductions in our operations. New services and technologies offered by our competitors may make our service offerings uncompetitive, which may reduce our clients' interest in our offerings and our ability to attract new clients. Our failure to innovate, maintain technological advantages or respond effectively and timely to changes in technology could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we fail to establish our digital brand and successfully market our digital service offerings, our growth prospects, anticipated business volumes and financial performance may be adversely affected.

        Certain of our existing clients and potential new clients may only know us for our voice-based customer support services. Our ability to realize our digital first strategy and increase revenue across our core verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality, depends on our promotion of our ability to provide digital services in these areas to existing and potential clients. If we are not successful in establishing our digital brand and marketing our expanded service offerings to our existing and potential clients, our ability to shift our existing clients into more profitable digital services and attract new clients to these service offerings may be limited, which may adversely affect our growth prospects and anticipated business volumes and financial performance.

If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.

        We believe that our unique customer first and caring culture has led to our ability to attract and retain a highly skilled, engaged and motivated workforce. This has driven our strong client retention and the higher satisfaction scores we receive from our clients' customers, which has, in part, been responsible for our growth and differentiation in the marketplace. It may become more difficult for us to maintain a culture that supports our success if we continue to evolve our products and services, grow into new geographies, open new delivery locations, increase the number of team members and acquire new companies. If our unique culture is not maintained, our ability to attract and retain highly skilled team members and clients across our core verticals may be adversely impacted, and our operational and financial results may be negatively affected.

If we fail to maintain a consistently high level of service experience and implement and communicate high quality corporate sustainability and social purpose activities, our ability to attract new and retain existing clients and team members could be adversely affected.

        Our clients' loyalty, likelihood to expand the services that they use with us and the likelihood to recommend us is dependent upon our ability to provide a service experience that meets or exceeds our clients' expectations and that is differentiated from our competitors. Our ability to attract new clients, retain our existing clients and attract and retain team members is highly dependent on the satisfaction ratings that our clients provide about us and the satisfaction ratings that our clients receive from their customers based on the services we provide, all of which affects our reputation. We believe our focus on client experience is critical to attracting new clients and retaining and growing our business with our existing clients. If we are unable to maintain a consistently high level of service, our clients could change service providers, our revenues and profitability could be negatively impacted, and our reputation could suffer.

        In addition, the corporate sustainability and social purpose activities in which we are involved also assist us in attracting and retaining clients. The corporate sustainability and social purpose activities that we are involved in are important to our company and are a part of our culture, and thus it is also becoming a differentiating factor for clients in selecting a service provider. More and more companies, including many of our clients, are demanding that their service providers embody corporate sustainability and social purpose goals that reflect their own brand image and are consistent with the ones their customers and other stakeholders have adopted. If we are unable to meet or exceed the evolving expectations of our clients in these areas or implement high quality corporate sustainability and social purpose activities on a timely basis, and effectively communicate them to our clients, our reputation may suffer, which may negatively impact our ability to attract new and retain existing clients. Our corporate sustainability and social purpose activities are also important to our team members, and our failure to meet or exceed the evolving expectations of our team members in these areas could have adverse impacts on our ability to attract and retain talent upon which our service offerings depend. As a result, we have in the past invested significant resources in developing and maintaining our corporate sustainability and social purpose activities, and the required levels of such investments may increase in the future as such activities become increasingly important to our clients and team members, which would increase our costs and may adversely affect our financial performance and cash flows.

        Although we strive to implement a "customer-first" culture, any failure to maintain a consistently high level of customer service, or a market perception that we do not maintain high-quality customer service, or a failure to communicate effectively or meet our clients' and team members' expectations about our corporate sustainability and social purposes initiatives, could adversely affect our ability to attract new clients and retain existing clients, and increase attrition and other costs associated with retaining talent, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients' businesses and levels of business activity, demand for our services, as well as our and our clients' liquidity and access to capital.

        The COVID-19 pandemic has caused, and is likely to continue to cause, additional slowdown in the global economy, as is evidenced by the recent declines in investments, exports and industrial production. The global spread of COVID-19 has created, and is likely to continue to create, significant volatility, uncertainty and economic disruption. In addition, volatility in the domestic politics of major markets may lead to changes in the institutional framework of the international economy. For further information, see "—Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic".

        The global economy has entered into a deep recessionary period and there continue to be similar signs of continued economic slowdown and weakness around the world. Globally, countries may require additional financial support, sovereign credit ratings may continue to decline and there may be default on sovereign debt obligations of certain countries. Any of these global economic conditions may increase the cost of borrowing and cause credit to become more limited, which could have a material adverse effect on our business, financial condition, financial performance and cash flows.

        Changes in the general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for the products and services that our clients provide to their customers, and consequently reduce our clients' demand for our services, which would reduce our revenue. Economic and political uncertainty could undermine business confidence and cause potential new clients to delay engaging us and our existing clients to reduce or defer their spending on our services or reduce or eliminate spending under existing contracts with us. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets. For example, the withdrawal of the United Kingdom from the European Union in January 2020, commonly referred to as "Brexit", has created significant political and economic uncertainty regarding the future trading relationship between the United Kingdom and the European Union. These and other economic and geopolitical conditions may affect our business in a number of ways, as we have operations in over 20 countries and we service clients across multiple geographic regions. If any of these conditions affect the countries in which our largest clients, including TELUS, are located or conduct their business, we may experience reduced demand for and pricing pressure on our services, which could lead to a reduction in business volumes and could adversely affect financial performance.

        The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. The current global economic slowdown and the possibility of continued turbulence or uncertainty in the European Union, United States, countries in Asia and international financial markets and economies, and the political climate in the United States, may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our clients. If these market conditions continue or worsen, it may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our clients to use credit to purchase our services or to make timely payments to us, which could result in material adverse effects on our business, financial condition, financial performance and cash flows.

        We cannot predict the timing or duration of an economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted verticals, including Travel and Hospitality. If macroeconomic conditions worsen or the current global economic conditions continue for a prolonged period of time, we are not able to predict the impact that such conditions will have on our business, financial condition, financial performance and cash flows.

If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected.

        Our contracts generally use a pricing model that provides for per-productive-hour or per-transaction billing models and compensation for materials and licensing costs. Industry pricing models are evolving, and companies are increasingly requesting transaction- or outcome-based pricing or other alternative pricing models, which require us to accurately forecast the cost of performance of the contract against the compensation we expect to receive. These forecasts are based on a number of assumptions relating to existing and potential contracts with existing and potential clients, including assumptions related to the team members, other resources and time required to perform the services and our clients' ultimate use of the contracted service. If we make inaccurate assumptions in pricing our contracts, our profitability may be negatively affected. In addition, if the number of our clients that request alternative pricing models continues to increase in line with industry trends, we may be unable to maintain our historical levels of profitability under these evolving alternative pricing models and our financial performance may be adversely affected, or we may not be able to offer pricing that is attractive relative to our competitors. Some of our clients' may continue to evolve their procurement methodology by increasing the use of alternative methods, such as reverse auctions. These methods may impact our ability to gain new business and maintain profit margins, and may require us to adapt our sales techniques, which we may be unsuccessful in doing in a timely manner or at all.

        In addition, the revenue and income generated from the services we provide to our clients may decline or vary as the type and volume of services we provide under our contracts change over time, including as a result of a shift in the mix of products and services provided. For example, our lower-complexity interactions, such as voice-based interaction services, generate services with lower margins compared to our more complex, sensitive and localized content moderation and digital services, and a shift in the mix of these two types of services by a client could cause a meaningful change in our revenue from that client and the profitability of the services we provide. Furthermore, our clients, some of which have experienced significant and adverse changes in their business, substantial price competition and pressures on their profitability, have in the past and may in the future demand price reductions, decrease the volume of work or complexity of the services we are providing to them, automate some or all of their processes or change their customer experience strategy by moving more work in-house or to other providers, any of which could reduce our profitability. Any inability to accurately forecast the pricing that we use for our contracts, or any significant reduction in or the elimination of the use of the services we provide to any of our clients or any requirement to lower our prices that, in each case, we fail to anticipate, would harm our business, financial performance, financial condition and cash flows.

Two clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect on our business, financial condition, financial performance and prospects.

        We have derived and believe that, in the near term, we will continue to derive, a significant portion of our service revenue from a limited number of large clients. TELUS, our controlling shareholder, is our largest client and, for the fiscal years ended December 31, 2019 and 2018, TELUS accounted for approximately 26% and 24% of our service revenue. For the nine-month period ended September 30, 2020, TELUS accounted for approximately 20% of our service revenue, respectively. Google, Inc. ("Google") was our second largest client in the fiscal years ended December 31, 2019 and 2018 and accounted for approximately 12% and 14% of our service revenue in such periods, respectively. In addition, Google is the largest client of Lionbridge AI, the data annotation business we acquired on December 31, 2020. Google accounted for 65% of Lionbridge AI's revenue in the year ended December 31, 2019. As a result of our acquisition of Lionbridge AI, an even greater percentage of our service revenue will be dependent on Google. Our second largest client for the nine-month period ended September 30, 2020, which is a leading social media company, represented approximately 16% of our service revenue for such period. We do not have a comparative figure for this client for the same period in the previous year.

        Our largest client, based on our revenues earned from them, is TELUS, our controlling shareholder. We provide services to TELUS under the TELUS MSA, which was renewed effective January 1, 2021. The renewed TELUS MSA provides for a new ten-year term commencing January 2021. The renewed TELUS MSA provides for a minimum annual spend of $200.0 million, subject to adjustment in accordance with its terms, although TELUS has the ability to delay or terminate specific services for certain specified reasons with limited notice. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement". In addition, the master services agreements ("MSAs") with all other clients do not have minimum annual spend and the terms of these master service agreements permit our clients to delay, postpone or even terminate contracted services at their discretion and with limited notice to us.

        Additionally, the volume of work performed for specific clients or the revenue we generate can vary from year to year. For example, a client may demand price reductions, change its customer engagement strategy or move work in-house. Also, in many of the verticals in which we offer services, the continued consolidation activity could result in the loss of a client if, as a result of a merger or acquisition involving one or more of our clients, the surviving entity chooses to use one of our competitors for the services we currently provide or to provide the services we offer in-house. Our clients may also choose to consolidate their providers as they grow, as their business needs change, or as their leadership changes, and we could be removed from a client's vendor network. As a result of the foregoing, a major client in one year may not provide the same level of revenue in any subsequent year. Any significant reduction in or elimination of the use of the services we provide as a result of consolidation or our removal from a key client's provider network would result in reduced revenue to us and could harm our business. In addition, such consolidation may encourage clients to apply increasing pressure on us to lower the prices we charge for our solutions. All the foregoing could have a material adverse effect on our business, financial condition, financial performance and prospects.

Our client contracts, which can be canceled at any time, are generally long-term, requiring us to estimate the resources and time required for the contracts upfront, and contain certain price benchmarking, compliance-related penalties and other provisions adverse to us, all of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        Although the term of our client contracts typically ranges from three to five years, with the vast majority of contracts having a term of three years, such contracts may be terminated by our clients for convenience with limited notice and without payment of a penalty or termination fee. Additionally, our clients, other than TELUS, are not contractually committed to provide us with specific volumes under the contracts we enter into with them. Our clients may also delay, postpone, cancel or remove certain of the services we provide without canceling the whole contract, which would adversely impact our revenue. Any failure to meet a client's expectations could result in a cancellation or non-renewal of a contract or a reduction in the services provided by us. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would reduce our revenues. The loss of or financial difficulties at any of our clients could have an adverse effect on our business, financial performance, financial condition and cash flows. For example, certain of our clients in our Travel and Hospitality vertical have experienced adverse pressures on their businesses as a result of the COVID-19 pandemic, which has affected the revenue we receive from these engagements, and we have had clients who entered into insolvency proceedings and have defaulted on their obligations to us.

        Additionally, our contracts require us to comply with, or facilitate, our clients' compliance with numerous and complex legal regimes on matters such as anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, and employment and labor relations. Many of our contracts contain provisions that would require us to pay penalties to our clients and/or provide our clients with the right to terminate the contract if we do not meet pre-agreed service level requirements. Failure to meet these requirements or accurately estimate the productivity benefits could result in the payment of significant penalties to our clients, which in turn could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        A few of our contracts allow the client, in certain limited circumstances, to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the services we provide, reduce the pricing for services on a prospective basis to be performed under the remaining term of the contract, or our clients could elect to terminate the contract, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        Some of our contracts contain provisions which, to various degrees, restrict our ability to provide certain services to other of our clients or to companies who are in competition with our clients. Such terms may restrict the same team members from providing services for competing clients, require us to ensure a certain distance between the locations from where we serve competing clients or prevent us from serving a competing client from locations in the same country, all of which reduce our flexibility in deploying our team members and delivery locations in the most effective and efficient manner and may force us to forego opportunities to attract business from companies that compete with our existing clients, even if such opportunities are more profitable or otherwise attractive to us.

        Additionally, a number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with provision of our services. Violations of the terms of these contracts could subject us to significant legal liability. See "—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients".

        Furthermore, in some of our digital customer experience management contracts we commit to long-term pricing structures under which we bear the risk of cost overruns, completion delays, resource requirements, wage inflation and adverse movements in exchange rates in connection with these contracts. If we fail to accurately estimate the team members, other resources and time required for these longer term contracts and their overall expected profitability, potential productivity benefits over time, future wage inflation rates or currency exchange rates (if we fail to effectively hedge our currency exchange rate exposure) or if we fail to complete our contractual obligations within the contracted timeframe, our financial performance, financial condition and cash flows may be negatively affected. See "—If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected".

We may face difficulties in delivering complex projects for our clients that could cause clients to discontinue their work with us, which may have a material adverse impact on our financial performance, financial condition and cash flows.

        We have, over time, been expanding the nature, scope and complexity of our engagements. Our ability to offer a wider breadth of more complex services to our clients depends on our ability to attract new or existing clients to an expanded collection of service offerings. When seeking to obtain engagements for complex projects, we are more likely to compete with large, well-established international firms, many of which have greater resources and market reputation than we do. To compete for these projects, we will likely incur increased sales and marketing costs. Obtaining mandates for more complex projects will require us to establish closer relationships with our clients and develop a more thorough understanding of their operations. Our ability to establish such relationships will depend on a number of factors, including our ability to form a team with the necessary proficiency in these new services. We cannot be certain that we will effectively meet client needs at the necessary scale in the required timeframes in connection with these services. For example, if a new program requires us to hire a large number of team members with specific skills in a specific geography, we could face challenges in implementing the program on a client's desired timetable or at all. Our failure to deliver services that meet the requirements specified by our clients could result in termination of client contracts, which could result in us being liable to our clients for significant penalties or damages and negatively impact our reputation. More complex projects may involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for later stages or may cancel or delay additional planned engagements, which may be the more profitable portions of the overall planned engagement. Such cancellations or delays make it difficult to plan for project resource requirements and inaccuracies in such resource planning and allocation may have a material adverse impact on our financial performance, financial condition and cash flows.

We often face a long selling cycle to secure a new client or a new program with an existing client. If we are not successful in obtaining and efficiently maintaining contractual commitments after the selling cycle our business, financial performance, financial condition and cash flows may be adversely affected.

        We often face a long selling cycle to secure a new client contract or launch a new program for an existing client. When we are successful in obtaining a new engagement, which is generally followed by a long implementation period in which the services are planned in detail and we demonstrate to a client that we can successfully integrate our processes and resources with their operations. During this time a contract is also negotiated and agreed. Before or after entering into a definitive contract with a client, we may run a pilot program that may or may not be successful. There is then a long ramping up period in order to commence providing the services. We typically incur significant business development expenses during the selling cycle and may experience misalignment with the client on the magnitude of investment. Misalignment may occur when the client does not have prior experience with the type and scope of services that we are offering. At the end of this selling cycle, we may not succeed in winning a new client's business due to a variety of factors, including changes in the client's decision to move forward with our services, in which case we receive no revenues and may receive no reimbursement for such expenses. A potential client may choose a competitor or decide to perform the work in-house prior to the time a final contract is signed. Our clients may also experience delays in obtaining internal approvals or delays associated with technology or system implementations, thereby further lengthening the implementation cycle. If we enter into a contract with a client, we will typically receive no revenues until implementation actually begins. If we are not successful in obtaining contractual commitments after the selling cycle, in maintaining contractual commitments after the implementation cycle or in maintaining or reducing the duration of unprofitable initial periods in our contracts, our business, financial performance, financial condition and cash flows may be adversely affected.

        The COVID-19 pandemic has exacerbated the risks and costs described in this section, including, in certain cases, by lengthening the sales cycles for our services. The extent to which the COVID-19 pandemic will continue to impact our sales cycle will depend on numerous evolving factors which we may not be able to accurately predict, including: the duration and scope of the pandemic; the effect on our potential and existing clients and client demand for our services and solutions and the speed and efficiency with which they can engage with our teams during the sales cycle and implementation processes; our ability to sell and provide our services and solutions; the ability of our clients to pay for our services and solutions; and any further closures of our and our clients' offices and facilities.

Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results.

        Our business is highly competitive and labor-intensive. Our growth prospects, success and ability to meet our clients' expectations and our growth objectives depends on our ability to recruit and retain team members with the right technical skills and/or language capabilities at competitive cost levels. We need to continuously attract and seek new talent, and there is significant competition for professionals with skills necessary to perform the services we offer to our clients. In addition, in some of the geographies we operate there may be a limited pool of potential professionals with the skills we seek. The increased competition for these professionals increases our costs to recruit and retain team members and presents challenges for us in finding team members for our client programs. In particular, we depend on attracting and retaining key sales and account management talent. If we are unable to attract and retain key sales and account management talent, it may reduce our ability to gain new business and maintain existing client relationships.

        Additionally, our failure to provide innovative benefits to our team members could decrease our competitiveness as an employer and adversely impact our ability to attract and retain a skilled workforce. To attract and retain highly skilled team members, we have had to offer, and believe we will need to continue to offer, differentiated compensation packages, specific to the geography and skill sets of the team members we are seeking to attract and hire. We have also had to incur costs to provide specialized services and amenities to our team members that impact the profitability of our business. We may need to make significant investments to attract and retain new team members and we may not realize sufficient returns on these investments. An increase in the attrition rate among our team members, particularly among our higher-skilled workforce, would increase our recruiting and training costs and decrease our operating efficiency, productivity and profit margins. From time to time, we have also experienced higher levels of voluntary attrition, and, in those periods, we have been required to expend time and resources to recruit and retain talent, restructure parts of our organization, and train and integrate new team members. If we are not able to effectively attract and retain team members, we may see a decline in our ability to meet our clients' demands, which may impact the demand for our services and we may not be able to innovate or execute quickly on our strategy, and our ability to achieve our strategic objectives will be adversely impacted and our business will be harmed.

        Additionally, evolving technologies, competition and/or client demands may entail high costs associated with retaining and retraining existing team members and/or attracting and training team members with new backgrounds and skills. Changing team member demographics, organizational changes, inadequate organizational structure and staffing, inadequate team member communication, changes in the effectiveness of our leadership, a lack of available career and development opportunities, changes in compensation and benefits, the unavailability of appropriate work processes and tools, client reductions and operational efficiency initiatives may also negatively affect team member morale and engagement, harm our ability to retain acquired talent from our acquisitions, increase team member turnover, increase the cost of talent acquisition and negatively impact service delivery and the customer experience. If we are unable to attract and retain sufficient numbers of highly skilled professionals, our ability to effectively lead our current projects and develop new business could be jeopardized, and our business, financial performance, financial condition and cash flows could be materially adversely affected.

The inelasticity of our labor costs relative to short-term movements in client demand could adversely affect our business, financial condition and financial performance.

        Our business depends on maintaining large numbers of team members to service our clients' business needs and on being able to quickly respond to new client programs or new programs for existing clients. As a result, and consistent with our caring culture, we try where possible not to terminate team members in response to temporary declines in demand when existing projects end or when clients terminate services. Moreover, rehiring and retraining team members at a later date could force us to incur additional expenses and we may not be able to do so in a timely manner. Additionally, any termination of our team members could also have a negative impact on our hiring and recruitment efforts and the morale of the remaining team members and could involve the incurrence of significant additional costs in the form of severance payments to comply with labor regulations in the various jurisdictions in which we operate, all of which would have an adverse impact on our operating profit margins. Furthermore, we are subject to a variety of legal requirements related to the termination of team members in the countries and cities where we operate. These factors limit our ability to adjust our labor costs for unexpected changes in client demand, which could have a material adverse effect on our business, financial condition and financial performance, particularly if demand for our services fails to meet the levels we anticipate. See "—Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense, and failure to do so may result in an adverse impact on our business and financial results".

Team member wage increases in certain geographies may prevent us from sustaining our competitive advantage and may reduce our profit margin.

        Our most significant costs are the salaries and related benefits of our team members. For example, wage costs in India, the Philippines, Romania and Ireland have historically been significantly lower than wage costs in the United States, Canada and Europe for comparably skilled professionals, which has been one of our competitive advantages. As economic growth increases in the countries where we benefit from lower wage costs, concurrent with increased demand by us and our competitors for skilled employees, wages for comparably skilled employees are increasing at a faster rate than in the United States, Canada and Europe, which may, over time, reduce this competitive advantage. In connection with potential future growth, we may need to increase the levels of team member compensation more rapidly than in the past to remain competitive in attracting and retaining the quality and number of team members that our business requires. As the scale of our analytics services increases, wages as a percentage of revenues will likely increase as wages are generally higher for team members performing analytics services than for team members performing digital customer experience services. To the extent that we are not able to control or share wage increases with our clients, wage increases may reduce our margins and cash flows. We may not be successful in our attempts to control such costs.

Our policies, procedures and programs to safeguard the health, safety and security of our team members and others may not be adequate.

        As at September 30, 2020, we have almost 50,000 team members working in over 20 countries. We have undertaken to implement what we believe to be the best practices to safeguard the health, safety and security of our team members, independent contractors, clients and others at our worksites. If these policies, procedures and programs are not adequate, or team members do not receive related adequate training or do not follow these policies, procedures and programs for any reason, the consequences may be harmful to us, which could impair our operations and cause us to incur significant legal liability or fines as well as reputational damage and negatively impact the engagement of our team members. Our insurance may not cover, or may be insufficient to cover, any legal liability or fines that we incur for health, safety or security incidents.

Our senior management team is critical to our continued success and the loss of one or more members of our senior management team could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        Our future success substantially depends on the continued services and performance of the members of our senior management team, and key team members possessing technical and business capabilities, including industry expertise, that are difficult to replace. Specifically, the loss of the services of our executive leadership team, and in particular, Jeffrey Puritt, our Chief Executive Officer, could seriously impair our ability to continue to manage and expand our business. There is intense competition for experienced senior management and personnel with technical and industry expertise in the industry in which we operate, and we may not be able to retain these officers or key team members. Although we have entered into employment and non-competition agreements with all of our executive officers, certain terms of those agreements may not be enforceable and, in any event, these agreements do not ensure the continued service of these executive officers.

        In addition, we currently do not maintain "key person" insurance covering any member of our management team. The loss of any of our key team members, particularly to competitors, could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If more stringent labor laws become applicable to us, if we are subject to more employment-related litigation, or if more of our team members unionize, or if our team members strike or cause other labor-related disruptions, our business and financial results may be adversely affected.

        Some of the geographies where we operate have stringent employee-friendly labor legislation, including legislation that sets forth detailed procedures for dispute resolution and employee separations that impose financial obligations on employers. Therefore, in some countries, it may be difficult for us to maintain flexible human resource policies and discharge team members when there is a business need, and our compensation and/or legal expenses may increase significantly. Additionally, in certain of the states and regions in which we operate, we are subject to stringent wage and hour requirements, which has exposed us to claims brought by individual team members and team member groups. Although these claims are not individually or in the aggregate material, we expect to be subject to more such claims in the future.

        In addition, some of our team members, including those of Lionbridge AI in certain regions have formed unions and works councils and others may choose to do so in the future. In certain regions, our employees and those of Lionbridge AI are subject to collective bargaining agreements. In certain countries, we are subject to laws that could require us to establish a co-determined supervisory board which could subject us to significant additional administrative requirements. As a result, we may be required to raise wage levels or grant other benefits that could result in an increase in our compensation expenses or lack of flexibility, or take on increased costs to address administrative requirements, in which case our financial performance and cash flows may be materially and adversely affected.

        Furthermore, strikes by, or labor disputes with, our team members at our delivery locations and independent contractors of Lionbridge AI may adversely affect our ability to conduct business. Work interruptions or stoppages could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We are vulnerable to natural disasters, technical disruptions, pandemics, accidents and other events impacting our facilities that could severely disrupt the normal operation of our business and adversely affect our business, financial performance, financial condition and cash flows.

        Our delivery locations and our data and voice communications, including in Central America, India, Ireland and the Philippines, in particular, may be damaged or disrupted as a result of natural disasters or extreme weather events, including those resulting from or exacerbated by climate change, such as earthquakes, floods, volcano eruptions, heavy rains, winter storms, tsunamis and cyclones; epidemics or pandemics, including the COVID-19 pandemic; technical disruptions and infrastructure breakdowns including damage to, or interruption of, electrical grids, transportation systems, communication systems or telecommunication cables; issues with information technology systems and networks, including computer glitches, software vulnerabilities and electronic viruses or other malicious code; accidents and other events such as fires, floods, failures of fire suppression and detection, heating, ventilation or air conditioning systems or other events, such as protests, riots, labor unrest, security threats and terrorist attacks. Any of these events may lead to the disruption of information systems and telecommunication services for sustained periods and may create delays and inefficiencies in providing services to clients and potentially result in closure of our sites. They also may make it difficult or impossible for team members to reach or work in our business locations. Some locations may not be well-suited to work-from-home approaches to providing client services due to connectivity, infrastructure or other issues. Damage or destruction that interrupts our provision of services could adversely affect our reputation, our relationships with our clients, our leadership team's ability to administer and supervise our business or may cause us to incur substantial additional expenditures to repair or replace damaged equipment or sites. We also may be liable to our clients for disruption in service resulting from such damage or destruction. Our resiliency and disaster recovery plans may not be adequate to provide continuity and reliability of service during disruptions or reduce the duration and impact of service outages sufficiently or at all. While we currently have commercial liability insurance, our insurance coverage may be insufficient or may not provide coverage at all for certain events. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future, or such insurance may become unavailable. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. Any of the above factors may materially adversely affect our business, financial performance, financial condition and cash flows.

We may choose to expand our operations to additional countries, which carries significant risks, and we may not be successful in maintaining our current profit margins in, or repatriating cash from, our new locations due to factors beyond our control.

        We have offices and operations in various countries around the world and provide services to clients globally. An important component of our growth strategy is our continuing international expansion, which depends in part on the availability of the resources we require in order to conduct business in new markets. We continuously evaluate additional locations outside of our current operating geographies in which to invest in delivery locations, in order to maintain an appropriate cost structure for our client programs. We cannot predict the availability of qualified workers, monetary and economic conditions or the existence or extent of government support in other countries. Additionally, we may expand into less developed countries that have less political, social or economic stability and more vulnerable infrastructure and legal systems. Although some of these factors will influence our decision to establish operations in another country, there are inherent risks beyond our knowledge and control, including exposure to currency fluctuations, political and economic instability, unexpected changes in regulatory regimes, foreign exchange restrictions and foreign regulatory restrictions. We may also face difficulties integrating new facilities in different countries into our existing operations. One or more of these factors, or other factors relating to expanded international operations, could affect our ability to repatriate cash, result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public.

        We developed our strategy for future growth based on certain assumptions regarding our industry, future demand in the market for our services and the manner in which we would provide these services, including the assumption that a significant portion of the services we offer will continue to be delivered through offshore / nearshore facilities. The trend of transitioning key business processes to offshore / nearshore third parties may not continue and could reverse. In addition, we cannot accurately predict the impact that the COVID-19 pandemic might have on our clients' outsourcing demands and efforts, which might be lower in the future, as some of our clients might decide to refrain from offshore / nearshore outsourcing due to the pressures they face from increased domestic unemployment resulting from the COVID-19 pandemic.

        The issue of domestic companies outsourcing services to organizations operating in other countries is a topic of political discussion in the United States, as well as in Europe, countries in the Asia-Pacific region and other regions where we have clients. Some countries and special interest groups have expressed a perspective that associates offshore outsourcing with the loss of jobs in a domestic economy. This has resulted in increased political and media attention, especially in the United States, where the subject of outsourcing has been a focus of the current presidential administration. It is possible that there could be a change in the existing laws that would restrict or require disclosure of offshore outsourcing or impose new standards that have the effect of restricting the use of certain visas in the foreign outsourcing context. The measures that have been enacted to date are generally directed at restricting the ability of government agencies to outsource work to offshore business service providers. These measures have not had a significant effect on our business because governmental agencies are not currently a focus of our operations. Some legislative proposals, however, would, for example, require delivery locations to disclose their geographic locations, require notice to individuals whose personal information is disclosed to non-U.S. affiliates or subcontractors, require disclosures of companies' foreign outsourcing practices, or restrict U.S. private sector companies that have federal government contracts, federal grants or guaranteed loan programs from outsourcing their services to offshore service providers. In addition, changes in laws and regulations concerning the transfer of personal information to other jurisdictions could limit our ability to engage in work that requires us to transfer data in one jurisdiction to another. Potential changes in tax laws may also increase the overall costs of outsourcing or affect the balance of offshore and onshore business services. Such changes could have an adverse impact on the economics of outsourcing for private companies in the United States, which could, in turn, have an adverse impact on our business with U.S. clients.

        Similar concerns have also led certain European Union jurisdictions to enact regulations which allow team members who are dismissed as a result of transfer of services, which may include outsourcing to non-European Union companies, to seek compensation either from the company from which they were dismissed or from the company to which the work was transferred. This could discourage European Union companies from outsourcing work offshore and/or could result in increased operating costs for us. In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive customer data of various companies that use offshore outsourcing.

        Additionally, we may face negative public reaction to increased automation of or reduction in employment positions through the use of artificial intelligence or the other technologies we use to provide our services, which could reduce the demand for many of our digital service offerings. Increased negative public perception by public and private companies and related legislative efforts in economies around the world could have adverse impact on the demand for our services.

Terrorist attacks and other acts of violence, including those involving any of the countries in which we or our clients have operations, could lead to or exacerbate an economic recession and pose significant risks to our team members and facilities.

        Terrorist attacks and other acts of violence or war may adversely affect worldwide financial markets and could potentially lead to, or exacerbate, an economic recession, which could adversely affect our business, financial performance, financial condition and cash flows. These events could adversely affect our clients' levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our team members and to our delivery locations and operations around the world. We generally do not have insurance for losses and interruptions caused by terrorist attacks, military conflicts and wars. Any such event could have a material adverse effect on our business, financial performance, financial condition and cash flows.

If we are not able to manage our resource utilization levels or price our services appropriately, our business, financial performance, financial condition and cash flows may be adversely affected.

        Our profitability is largely a function of the efficiency with which we use our resources, particularly our team members and our delivery locations and the pricing that we are able to obtain for our services. Our resource utilization levels are affected by a number of factors, including our ability to attract, train, and retain team members, transition team members from completed projects to new assignments, forecast demand for our services (including potential client reductions in required resources or terminations) and maintain an appropriate number of team members in each of our delivery locations, as well as our need to dedicate resources to team member training and development.

The prices we are able to charge for our services are affected by a number of factors, including price competition, our ability to accurately estimate revenues from client engagements, our ability to estimate resources and other costs for long-term pricing, margins and cash flows for long-term contracts, our clients' perceptions of our ability to add value through our services, introduction of new services or products by us or our competitors, and general economic and political conditions. Therefore, if we are unable to appropriately price our services or manage our resource utilization levels, there could be a material adverse effect on our business, financial performance, financial condition and cash flows.

Our operating results may experience significant variability and, as a result, it may be difficult for us to make accurate financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

        Our growth has not been, and in the future is not expected to be, linear as our period-to-period results have been in the past and may, in the future, fluctuate due to certain factors, including client demand, a long selling cycle, delays or failures by our clients to provide anticipated business, losses or wins of key clients, variations in team member utilization rates resulting from changes in our clients' operations, delays or difficulties in expanding our delivery locations and infrastructure (including hiring new team members or constructing new delivery locations), capital investment amounts that may be inappropriate if our financial forecasts are inaccurate, changes to our pricing structure or that of our competitors, currency fluctuations, seasonal changes in the operations of our clients, our ability to recruit team members with the right skillset, failure to meet service delivery requirements as a result of technological disruptions, the timing of acquisitions and other events identified in this prospectus, all of which may significantly impact our results and the accuracy of our forecasts from period to period. For example, the volume of business with some of our clients in our Travel and Hospitality vertical is significantly affected by seasonality, with our revenue typically higher in the third and fourth quarters due to spending patterns of our clients with calendar fiscal years.

        Our revenues are also affected by changes in pricing under our contracts at the time of renewal or by pricing under new contracts. In addition, while we seek to forecast the revenue we expect to receive with a client when we enter into a contract, most of our contracts do not commit our clients to provide us with a specific volume of business over a specific period and, therefore, the associated revenue from such a contract could decline, and such forecasts may not prove to be correct. See "—If we are unable to accurately forecast our pricing models or optimize the mix of products and services we provide to meet changing client demands, or if we are unable to adapt to changing pricing and procurement demands of our clients, our business, financial performance, financial condition and cash flows may be adversely affected". We are experiencing declines in revenues related to service programs we have with, for example, clients in our Travel and Hospitality vertical due to the COVID-19 pandemic. In addition, our clients are generally able to delay or postpone services for which we have been contracted to provide and, in many cases, terminate existing service contracts with us with limited notice, all of which could adversely impact revenue we expect to generate in any period. The selling cycle for our services and the budget and approval processes of prospective clients make it difficult to predict the timing of for the services we provide to our clients, entering into definitive agreements with new clients. The completion of implementation varies significantly based upon the complexity of the processes being implemented.

        As a result, it may be difficult for us to accurately make financial forecasts and our actual operating results may experience variability, including falling short of our forecasts.

Our inability to manage our rapid growth effectively could have an adverse effect on our business and financial results.

        Since we were founded in 2005, we have experienced rapid growth and significantly expanded our operations. We have delivery locations in over 20 countries. The number of our team members has increased significantly over the past several years. We expect to develop and improve our internal systems in the locations where we operate in order to address the anticipated continued growth of our business. We are also continuing to look for delivery locations outside of our current operating geographies to decrease the risks of operating from a limited number of countries. We may not, however, be able to effectively manage our infrastructure and team member expansion, open additional delivery locations or hire additional skilled team members as and when they are required to meet the ongoing needs of our clients and to meet our current growth trajectory, and we may not be able to develop and improve our internal systems. We also need to manage cultural differences between our team member populations and that may increase the risk for employment law claims. Our inability to execute our growth strategy, to ensure the continued adequacy of our current systems or to manage our expansion, capital and other resources effectively could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.

        The global outbreak of COVID-19 continues to evolve. The COVID-19 pandemic has spread to nearly all countries around the world, including each of the countries where our delivery locations are located, and has created significant uncertainty and disruption. Governmental measures and regulations, such as city or country-wide lockdowns, local, domestic and international travel restrictions as well as closures of the enabling infrastructure necessary for our business to operate smoothly, have resulted, and may in the future result, in restrictions on our ability to fully deliver services to our clients. Such measures present concerns that may dramatically affect our ability to conduct our business effectively, including, but not limited to, adverse effects on our team members' health, a slowdown and often a stoppage of delivery, work, travel and other activities which are critical for maintaining on-going business activities. Our ability to continue operations effectively during the COVID-19 pandemic is dependent on a number of factors, such as the continued availability of high-quality internet bandwidth, an uninterrupted supply of electricity, the sustainability of social infrastructure to enable our team members who are working remotely to continue delivering services, and on otherwise adequate conditions for remote-working, all of which are outside of our control. For example, some of the geographies in which our team members work remotely may not be well-suited to work-from-home approaches to providing client services due to connectivity or other issues with the local infrastructure. The effects of the pandemic have caused our clients to defer decision making, delay planned work, reduce volumes or seek to terminate current agreements with us. Additionally, a number of our clients in our Travel and Hospitality vertical have been and may, in the future, be negatively impacted as a result of the pandemic and the corresponding reduction in demand for their services may negatively affect the revenue we will be generating from those clients. As a result of the COVID-19 pandemic, we have had to temporarily close a number of our sites in accordance with government ordinances applicable in the various jurisdictions in which we operate. Closures of sites for such extended periods of time may impact our ability to retain and attract talent, which may have negative impacts on our human resources costs and our profitability.

        Given the uncertainty around the severity and duration of the impact of the COVID-19 pandemic on our clients' businesses and the countries and communities in which we operate, including the possible resurgence of infection rates, spread to communities previously not significantly affected and the changes in the mitigation and protective measures used to combat COVID-19, we cannot reasonably estimate its impact on our future business, financial performance, financial condition and cash flows.

        Following guidance from local public health authorities in the countries in which we operate, we have taken various measures to help reduce the spread of the virus and maintain the health and safety of our workforce, including, but not limited to, implementing remote-working arrangements and restricting access to sites and implementing other measures to help maintain the safety of our workforce, which allows us to carry out operations. We have currently enabled approximately 95% of our team members to work from home. For team members who continue to work on TELUS International premises, we have introduced comprehensive safety practices, including, but not limited to, distributing masks and sanitizers, hourly site sanitization in high-traffic areas, thermal screening and daily health questionnaires, discontinued multiple use of workstations and equipment and imposed restrictions on access and movement within our sites to enhance social distancing. The effects of these policies may negatively impact productivity and the magnitude of any effect will depend, in part, on the length and severity of the restrictions and other limitations and on how such measures will affect our ability to conduct our business in the ordinary course. Some of these measures have required us to provide services and operate client processes in a remote environment that is not directly supervised, and while this has been acknowledged by our clients, such alternative operating models may affect the quality of service we are able to provide to our clients. Evolving interpretations of compliance and audit requirements may alter our profitability for clients that utilize flexible work models from home or remote environments. See "—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients".

        International and domestic travel bans imposed as emergency measures by governments, our reduced ability to hire new team members, disruptions to our supply chain, lockdowns in geographies where clients are located and temporary closures of our delivery locations have impaired, and may continue to impair our ability to generate new business or expand our relationships with existing clients and, hence, may have a negative impact on our growth, financial condition, results and the future price of our shares. Further, although we have not experienced significant issues with our managerial and financial reporting to date as a result of a restriction on travel or otherwise, in the future we may suffer delays in managerial and financial reporting, be unable to perform audits and apply effective internal controls over financial reporting, or fail to abide by other regulatory or compliance requirements to which we are subject as a result of the effects of the COVID-19 pandemic.

        The increase in remote working may also result in client privacy, IT security and fraud concerns as well as increase our exposure to potential wage and hour issues. An at-home workforce introduces increased risks to satisfying our contractual obligations and maintaining the security and privacy of the data we process. In addition, as a result of the acquisition of Lionbridge AI, we have become subject to the client privacy, IT security and fraud concerns associated with a workforce largely composed of independent contractors who use and rely on their own equipment.

        To the extent the COVID-19 pandemic adversely affects our business, financial condition, financial performance and cash flows, it may also have the effect of heightening many of the other risks described in this "Risk Factors" section.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business and any loss of the right to use, disruption of supply of, or failures of third-party hardware, software or services could have an adverse effect on our business, financial performance, financial condition and cash flows.

        We rely on computer hardware, purchased or leased, and software licensed from, and services rendered by, third parties in order to provide our solutions and run our business, other than the independent contractors in our data annotation business who generally use their own equipment. Third-party hardware, software and services may not continue to be available on commercially reasonable terms, or at all. Licenses for such third-party technologies may be terminated or not renewed, and we may be unable to license such third-party technologies in the future. Any loss of the right to use or any failures of third-party hardware, software or services could result in delays in our ability to provide our solutions or run our business until equivalent hardware, software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        We also rely on third-party suppliers to provide equipment and components necessary for our operations. Reliance on such third-party suppliers reduces our control over delivery schedules and quality of equipment and our international third-party suppliers may be subject to adverse economic conditions, all of which may ultimately impact our operations and our ability to effectively deliver services to our clients.

        Further, clients could assert claims against us in connection with service disruption and/or cease conducting business with us altogether as a result of problems with the hardware we use to deliver services. Even if not successful, a claim brought against us by any of our clients would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions, any of which could have an adverse effect on our business, financial performance, financial condition and cash flows.

We rely upon third-party providers of "cloud" computing services to operate certain aspects of our services and any disruption of or interference with our use of these cloud providers or increase in cost of their services could adversely impact our business, financial performance, financial condition and cash flows.

        We rely on a limited number of cloud computing providers for a distributed computing infrastructure platform for our business operations, or what is commonly referred to as a "cloud" computing service. We have architected our software and computer systems so as to utilize data processing, storage capabilities and other services provided by these providers. Degradation or disruption of, interference with, or loss of our use of such cloud services may adversely impact our provision of services, and consequently, such events may adversely affect our revenues, reputation, our relationships with our clients, our leadership team's ability to administer and supervise our business or may cause us to incur substantial additional expenditure to repair or replace damaged equipment or sites. We may also be liable to our clients for such disruptions in services. Prolonged disruption of our services could also entitle our clients to terminate their contracts with us or require us to pay penalties or damages to our clients. As a result of our reliance on these providers, including the complexity that a switch from one cloud provider to another would involve, increases in costs for these services may significantly increase our costs of operations. Additionally, certain of these vendors provide services to us pursuant so such vendors' contracts with TELUS, and as a result, such services may be subject to interruptions due to factors beyond our control, or may be renegotiated from time to time without our participation on terms we cannot control. Any disruption of or interference with our use of these cloud providers or material changes in the price for such services would adversely impact our operations and our business, financial performance, financial condition and cash flows may be adversely impacted.

We or our vendors may disrupt our clients' operations as a result of telecommunications or technology downtime or interruptions, which would have a negative impact on our revenues or reputation and cause us to lose clients.

        Our dependence on our offshore / nearshore delivery locations to deliver services requires us to maintain active voice and data communications and transmission among our delivery locations, our international technology hubs and our clients' offices. Although we maintain redundant facilities and communications links and have business continuity plans in place, disruptions could result from, among other things, technical breakdowns, faulty systems or software, computer glitches, viruses and other malicious software, weather conditions, global pandemics and geopolitical instability. Further, our business continuity plans may not be entirely successful in mitigating the effects of such events. A prolonged interruption, or frequent or persistent interruptions, in the availability of our services could disrupt our clients' operations and materially harm our reputation and business, especially if we are not able to rapidly transition to an alternative service delivery model using a different delivery location or a different client service team. We also depend on certain significant vendors for facility storage and related maintenance of our main technology equipment and data at those technology hubs, as well as for some of the third-party technology and platforms we sometimes use to deliver our services. Any failure by these vendors to perform those services, any temporary or permanent loss of our equipment or systems, or any disruptions to basic infrastructure like power and telecommunications could impede our ability to provide services to our clients, have a negative impact on our revenues or reputation and cause us to lose clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks, all of which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        A key part of our business strategy is to continue to selectively consider acquisitions or investments, some of which may be material. Through the acquisitions we pursue, we may seek opportunities to expand the scope of our existing services, add new clients or enter new geographic markets. There can be no assurance that we will successfully identify suitable candidates in the future for strategic transactions at acceptable prices or at all, have sufficient capital resources to finance potential acquisitions or be able to consummate any desired transactions. Our failure to complete potential acquisitions in which we have invested or may invest significant time and resources could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        Acquisitions, including completed acquisitions, involve a number of risks, including diversion of management's attention from operating our business, developing our relationships with key clients and seeking new revenue opportunities, failure to retain key personnel of acquired companies, legal risks and liabilities relating to the acquisition or the acquired entity's historic operations which may be unknown or undisclosed and for which we may not be indemnified fully or at all, failure to integrate the acquisition in a timely manner, and, in the case of our potential acquisitions, our ability to finance the acquisitions on attractive terms or at all, any of which could have a material adverse effect on our business, financial performance, financial condition and cash flows. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities.

        We could also experience financial or other setbacks if transactions encounter unanticipated problems, including problems related to execution, integration or underperformance relative to prior expectations. Post-acquisition activities include the review and alignment of employee cultures, accounting policies, treasury policies, corporate policies such as ethics and privacy policies, employee transfers and moves, information systems integration, optimization of service offerings and the establishment of control over new operations. Such activities may not be conducted efficiently and effectively. Our management may not be able to successfully integrate any future acquired business into our operations and culture on our anticipated timeline or at all, or maintain our standards, controls and policies, which could negatively impact the experience of our clients, optimization of our service offerings and control over operations and otherwise have a material adverse effect on our business, financial performance, financial condition and cash flows. Consequently, any acquisition we complete may not result in anticipated or long-term benefits or synergies to us or we may not be able to further develop the acquired business in the manner we anticipated.

        Following the completion of acquisitions, we may be required to rely on the seller to provide administrative and other support, including financial reporting and internal controls over financial reporting, and other transition services to the acquired business for a period of time. We may not have experience in working with the sellers of the business we have acquired to obtain the necessary support to operate a newly acquired business. There can be no assurance that the seller will do so in a manner that is acceptable to us.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business.

        From time to time, we may seek additional financing to fund our growth, enhance our technology, respond to competitive pressures or make acquisitions or other investments. We cannot predict the timing or amount of any such capital requirements at this time. General economic, financial or political conditions in our markets may deteriorate or other circumstances may arise, which, in each case, may have a material adverse effect on our cash flows and our business, leading us to seek additional capital. We may be unable to obtain financing on satisfactory terms, or at all. In this case, we may be unable to expand our business at the rate desired, or at all, and our financial performance may suffer. Financing through issuances of equity securities would be dilutive to holders of our shares.

If we are unable to collect our receivables from, or bill our unbilled services to, our clients, our financial performance, financial condition and cash flows could be adversely affected.

        Our business depends on our ability to successfully obtain payment from our clients for work performed and to bill and collect on what are usually relatively short cycles. We evaluate the financial condition of our clients and maintain allowances against receivables. We might not accurately assess the creditworthiness of our clients. Actual losses on client balances could differ from those that we currently anticipate and, as a result, we might need to adjust our allowances. Macroeconomic conditions, such as any domestic or global credit crisis or disruption of the global financial system, including as a result of the COVID-19 pandemic, could also result in financial difficulties for our clients, up to and including insolvency or bankruptcy, as well as limit their access to the credit markets and, as a result, could cause clients to delay payments to us, request modifications to their payment arrangements that could increase our receivables balance, or default on their payment obligations to us. We have had clients in the past who have entered into insolvency proceedings and have defaulted on their obligations to us. Timely collection of client balances also depends on our ability to complete our contractual commitments, including delivering on the service level our clients expect, and bill and collect our contracted revenues. If our client is not satisfied with our services or we are otherwise unable to meet our contractual requirements, we might experience delays in the collection of and/or be unable to collect our client balances, and if this occurs, our financial performance, financial condition and cash flows could be adversely affected. In addition, if we experience an increase in the time to bill and collect for our services, our cash flows could be adversely affected.

As a result of becoming a public company in the United States, we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act. We have identified a material weakness in our internal control over financial reporting.

        As a foreign private issuer listed on the NYSE, we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the NYSE listing requirements and other applicable securities rules and regulations, as well as the Foreign Corrupt Practices Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. The Exchange

Act requires that, as a public company, we file or furnish annual and certain other reports with respect to our business, financial condition and result of operations.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports. Effective internal controls, together with adequate disclosure controls and procedures, are designed to prevent or detect material misstatement due to fraud or error and to provide reasonable assurance as to the reliability of financial reporting. Deficiencies in our internal controls may adversely affect our management's ability to record, process, summarize, and report financial data on a timely basis. As a public company, we will be required by Section 404 of the Sarbanes-Oxley Act and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, to include a report of management's assessment on our internal control over financial reporting and, beginning with our annual report for the year ending December 31, 2021, an independent auditor's attestation report on our internal control over financial reporting in our annual reports on Form 20-F or Form 40-F, subject to certain exceptions. Compliance with Section 404 will significantly increase our compliance costs and management's attention may be diverted from other business concerns, which could adversely affect our financial performance. We may need to hire more team members in the future or engage outside consultants to comply with these requirements, which would further increase expenses. If we fail to comply with the applicable requirements of the Sarbanes-Oxley Act in the required timeframe, we may be subject to sanctions, investigations or other enforcement actions by regulatory authorities, including the SEC and the .

        Prior to this offering, similar to other private companies, neither we nor our independent registered public accounting firm were required to deliver an opinion on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm's audit for the years ended December 31, 2017, 2018 and 2019, included assessments of internal control over financial reporting as a basis for designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting as at December 31, 2019. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements will not be prevented or detected on a timely basis. Specifically, the material weaknesses relate to the ineffective design of controls relating to the review and approval of revenue recognition and journal entries at our less significant subsidiaries and the related ineffective design of risk assessment procedures, deployment of control activities, and monitoring of internal control over financial reporting at these subsidiaries. We have taken steps to address these material weaknesses and continue to implement our remediation plan. The implementation of our remediation plan may be time consuming and may place significant demands on our financial and operational resources. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Internal Control—Financial Reporting". We cannot assure you, however, that these remediation measures will fully address the material weaknesses in our internal control over financial reporting or that we will conclude that the material weaknesses have been fully remediated. Additionally, we cannot assure you that we will not identify a material weakness or significant deficiency in the future. If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately and timely report on our operating results or financial condition, which could adversely affect investor confidence in our company and the market price of our subordinate voting shares.

We may not be able to realize the entire book value of goodwill and other intangible assets from acquisitions.

        We anticipate recording a significant amount of goodwill and intangible assets in connection with our acquisition strategy. For example, the acquisitions of CCC and Lionbridge AI have increased our goodwill and intangible assets balances significantly. Our carrying value of goodwill and intangible assets is periodically tested for impairment on an annual basis. We assess our goodwill and intangible assets by comparing the recoverable amounts of our cash generating unit to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of the asset and any remainder would be recorded as a reduction in the carrying value of the assets on a pro-rated basis. In the event that the carrying amount of goodwill or the intangible assets are impaired, any such impairment would be charged to earnings in the period of impairment. Since this involves the use of critical accounting policies and estimates, we cannot assure that future impairment of goodwill or intangible assets will not have a material adverse effect on our financial performance.

We may incur liabilities for which we are not insured, and may suffer reputational damage in connection with certain claims against us.

        We could be sued directly for claims that could be significant, such as claims related to breaches of privacy or network security, infringement of intellectual property rights, violation of wage and hour laws, or systemic discrimination, and our contracts may not fully limit or insulate us from those liabilities. Additionally, in our contracts with our clients, we indemnify our clients for losses they may incur for our failure to deliver services pursuant to the terms of service set forth in such service contracts, and a limited number of our service contracts provide for high or unlimited liability for the benefit of our clients related to damages resulting from breaches of privacy or data security in connection with the provision of our services. Although we have various insurance coverage plans in place, including coverage for general liability, errors or omissions, property damage or loss and information security and privacy liability, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more claims. The policies may also have exclusions which would limit our ability to recover under them, the limits under the policy may be insufficient, or our insurers may deny coverage following their investigation of a claim. Currently we do not have insurance in place for certain types of claims, such as patent infringement, violation of wage and hour laws, failure to provide equal pay in the United States and our indemnification obligations to our clients based on employment law, because it is either not available or is not economically feasible. The successful assertion of one or more large claims against us that are excluded from our insurance coverage or exceed available insurance coverage, or changes in our insurance policies (including premium increases, the imposition of large deductible or co-insurance requirements, changes in terms and conditions or outright cancellation or non-renewal of coverage), could have a material adverse effect on our business, financial performance, financial condition and cash flows. Furthermore, the assertion of such claims, whether or not successful, could cause us to incur reputational damage, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may not be able to comply with the covenants in our credit agreement, service our debt or obtain additional financing on competitive terms, which could result in a default of our credit agreement.

        Our credit agreement contains various restrictive covenants. Our ability to comply with the restrictive covenants in our credit agreement, including the net debt to EBITDA ratio covenant will depend upon our future performance and various other factors, including but not limited to the impacts of the COVID-19 pandemic on our business, financial performance, financial condition and cash flows, any prolonged recessionary economic environment that may develop and competitive factors, many of which are beyond our control. The credit agreement also contains covenants related to our relationship with TELUS, which are not in our control. We may not be able to maintain compliance with all of these covenants. In that event, we may not be able to access the borrowing availability under our credit agreement and we may need to seek an amendment to our credit agreement or may need to refinance our indebtedness. There can be no assurance that we can obtain future amendments of or waivers under our existing and any future credit agreements and instruments, or refinance borrowings under our credit agreement, and, even if we were able to obtain an amendment or waiver in the future, such relief may only last for a limited period. Any noncompliance by us with the covenants under our credit agreement could result in an event of default thereunder, which may allow the lenders to accelerate payment of the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our creditors accelerate the repayment of our indebtedness, we cannot assure you that we would have sufficient assets to make such repayment.

        Our cash flow from operating activities will provide the primary source of funds for our debt service payments. If our cash flow from operating activities declines, we may not be able to service or refinance our current debt, which could adversely affect our business and financial condition. Our credit facility exposes us to changes in interest rates. We currently hedge a portion of our variable rate interest exposure but such hedging activities may not be successful in mitigating the risk of increasing interest rates, which may increase our debt service payments.

In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results.

        In preparing our financial statements, we make certain assumptions, judgments and estimates that affect amounts reported in our consolidated financial statements, which, if not accurate, may significantly impact our financial results. We make assumptions, judgments and estimates for a number of items, including those listed in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk—Critical Accounting Policies and Estimates". These assumptions, judgments and estimates are drawn from historical experience and various other factors that we believe are reasonable under the circumstances as at the date of the consolidated financial statements. Actual results could differ materially from our estimates, and such differences could significantly impact our financial results.

Fluctuations in foreign currency exchange rates could harm our financial performance.

        Our functional currency is the U.S. dollar, but we also generate revenue and incur expenses in other currencies, including the euro, the Philippine peso and the Canadian dollar. As we expand our operations to new countries, our exposure to fluctuations in these currencies may increase and we may incur expenses in other currencies. There may be fluctuations in currency exchange rates between the U.S. dollar and other currencies we transact in which may adversely impact our financial results. In addition, the impact of the COVID-19 pandemic on macroeconomic conditions may impact the proper functioning of financial and capital markets and result in unpredictable fluctuations in foreign currency exchange rates.

        Our financial performance could be adversely affected over time by certain movements in exchange rates, particularly if currencies in which we incur expenses appreciate against the U.S. dollar or if the currencies in which we receive revenues depreciate against the U.S. dollar. Although we take steps to hedge a portion of our foreign currency exposures, there is no assurance that our hedging strategy will be successful or that the hedging markets will have sufficient liquidity or depth for us to implement our strategy in a cost-effective manner. In addition, in some countries such as India and China, we are subject to legal restrictions on hedging activities, as well as convertibility of currencies, which could limit our ability to use cash generated in one country to invest in another and could limit our ability to hedge our exposures. Finally, our hedging policies only provide near term protection from exchange rate fluctuations. If currencies in which we incur expenses appreciate against the U.S. dollar, we may have to consider additional means of maintaining profitability, including by increasing pricing or reducing costs, which may or may not be achievable.

Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits.

        TELUS International operates in various jurisdictions including Austria, Bosnia and Herzegovina, Bulgaria, Canada, China, El Salvador, France, Germany, Guatemala, India, Ireland, Latvia, the Philippines, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and the United States, which increases our exposures to multiple forms of taxation. Our tax expense and cash tax liability in the future could be adversely affected by various factors, including, but not limited to, changes in tax laws (including tax rates), regulations, accounting principles or interpretations, the potential adverse outcome of tax examinations and international tax complexity and compliance. Changes in the valuation of deferred tax assets and liabilities, which may result from a decline in our profitability or changes in tax rates or legislation, could have a material adverse effect on our tax expense.

        Our subsidiaries file tax returns and pay taxes in the various jurisdictions in which they are a resident and carry on their business activities. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any of our subsidiaries is resident in, or carries on business in, a country that is different from any jurisdiction in which it files its tax returns and pays taxes.

        Certain cross-border payments may be subject to withholding taxes in the jurisdiction of the payer. Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to successfully argue that any cross-border payments by our subsidiaries are subject to withholding tax in a manner or at a rate that is different from any amounts actually withheld in respect of any applicable withholding taxes. In addition, our tax expense and cash tax liability (including interest and penalties) could be adversely affected if a country were to dispute the quantum and timing of any deduction related to any cross-border payment.

        Certain of our delivery locations in India, which were established in Special Economic Zones ("SEZ"), are eligible for tax incentives until 2024. These delivery locations are eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to ten years thereafter if certain conditions are met. Minimum tax is paid on income subject to the SEZ incentives which generates credits that can be carried forward for 15 years to be applied against taxes payable on regular income. Additionally, there were new delivery locations established during the fiscal year ended March 31, 2019, which are eligible for tax incentives until 2034. While the SEZ incentive program for new facilities was terminated effective March 31, 2020, we anticipate establishing additional delivery locations in existing SEZs in the future that should be eligible for the same incentives.

        As our SEZ legislation benefits are being phased out, our Indian tax expense may materially increase and our after-tax profitability may be materially reduced, unless we can obtain comparable benefits under new legislation or otherwise reduce our tax liability. Minimum taxes imposed on the exempt income may increase our tax expense in future years if the minimum tax credits cannot be fully utilized during the carryover period.

        We also benefit from corporate tax incentives for our Philippine delivery locations. These incentives are administered by the Philippine Economic Zone Authority ("PEZA") and initially provide a four-year tax holiday for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The PEZA incentive regime yields an average effective tax rate of less than 10% of pre-tax income with the rate determined by how many of the PEZA registered locations were in the exemption period during the year. The proposed Corporate Recovery and Tax Incentives for Enterprises (CREATE) Act released in May 2020, contains modifications to existing tax incentive programs with a proposal to increase the 5% tax on gross profit to 10% by 2023. Failure to qualify for favorable tax regimes in the Philippines (including as a result of their repeal) could result in income generated from centers in the Philippines being taxed at the prevailing annual tax rate (which is proposed, under CREATE, to be reduced from 30% to 25% effective immediately, and ultimately to 20% by 2027).

        Our operations in El Salvador benefit from a favorable tax exemption. Failure to qualify for the favorable tax regime in El Salvador (including as a result of its repeal) could result in income generated from centers in El Salvador being taxed at the prevailing annual tax rate of 30%.

        Our operations in the United States may be subject to the Base Erosion and Anti-Abuse Tax ("BEAT") starting in 2021. The BEAT operates as a minimum tax (10% for taxable years before 2026 and 12.5% thereafter) and is generally calculated as a percentage of the "modified taxable income" of an "applicable taxpayer". The BEAT applies for a taxable year only to the extent it exceeds a taxpayer's regular corporate income tax liability for such year (determined without regard to certain tax credits). Certain subsidiaries organized in the United States are expected to become "applicable taxpayers" in 2021 so they may incur a BEAT tax liability. In addition, the Internal Revenue Service ("IRS") could disagree with our calculation of the amount of the BEAT tax liability or otherwise assert we owe additional tax. If our subsidiaries in the United States are subject to the BEAT, it could significantly increase their tax liability.

        As a result of the foregoing, our overall effective tax rate may increase in future years and such increase may be material and may have an adverse impact on our business, financial performance, financial condition and cash flows.

If tax authorities were to successfully challenge the transfer pricing of our cross-border intercompany transactions, our tax liability may increase.

        We have cross-border transactions among our subsidiaries in relation to various aspects of our business, including operations, financing, marketing, sales and delivery functions. Canadian transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm's-length terms and conditions. We view the transactions entered into by our subsidiaries to be in accordance with the relevant transfer pricing laws and regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm's length terms and conditions, or that other income of our affiliates should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our financial performance, effective tax rate and financial condition.

Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate.

        The Government of Canada or other jurisdictions where we have a presence could enact new tax legislation which could have a material adverse effect on our business, financial performance, financial condition and cash flows. In addition, our ability to repatriate surplus earnings from our delivery locations in a tax-efficient manner is dependent upon interpretations of local laws, possible changes in such laws and the renegotiation of existing bilateral tax treaties. Changes to any of these may adversely affect our overall tax rate, or the cost of our services to our clients, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase.

        Certain income of our non-Canadian subsidiaries that is passive in nature or that has a particular connection to Canada may be taxable in Canada under the "foreign affiliate property income" ("FAPI") regime in the Income Tax Act (Canada). Our tax expense and cash tax liability (including interest and penalties) could be adversely affected if the Canadian tax authorities were to successfully dispute the quantum of any FAPI earned by our non-Canadian subsidiaries, thereby adversely affecting our business, financial performance, financial condition and cash flows.

We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

        The jurisdictions where we operate, as well as our contracts, require us to comply with or facilitate our clients' compliance with numerous, complex and sometimes conflicting legal regimes, both domestically and internationally. These laws and regulations relate to a number of aspects of our business, including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Our clients are located around the world, and the laws and regulations that apply include, among others, U.S. federal laws and regulations such as the Fair Credit Reporting Act, Gramm-Leach-Bliley Act, the Health Insurance Portability and Accountability Act ("HIPAA"), the Health Information Technology for Economic and Clinical Health Act, Telephone Consumer Protection Act, Telemarketing Sales Rule, state laws on third-party administration services, utilization review services, data privacy and protection telemarketing services or state laws on debt collection in the U.S., collectively enforced by numerous federal and state government agencies and attorneys general, as well as similar consumer protection laws in other countries in which our clients' customers are based. Failure to perform our services in a manner that complies with any such requirements could result in breaches of contracts with our clients. The application of these laws and regulations to our clients is often unclear and may at times conflict. The global nature of our operations increases the difficulty of compliance. For example, in many foreign countries, particularly in those with developing economies, it is common to engage in business practices that are prohibited by regulations applicable to us or our clients, including Canada's Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act. We cannot provide assurance that our clients will not take actions in violation of our internal policies or Canadian or United States laws. Compliance with these laws and regulations may further be challenged by the remote-working environment caused by the COVID-19 pandemic. For example, payment card industry and HIPAA guidance is evolving in light of the increase in remote-working conditions globally, and thus there exists uncertainty over the additional cost and ability to comply with such evolving standards. Compliance with these laws and regulations may involve significant costs, consume significant time and resources or require changes in our business practices that result in reduced revenue and profitability. We may also face burdensome and expensive governmental investigations or enforcement actions regarding our compliance, including being subject to significant fines. Non-compliance could also result in fines, damages, criminal sanctions against us, our officers or our team members, prohibitions on the conduct of our business, and damage to our reputation, restrictions on our ability to process information, allegations by our clients that we have not performed our contractual obligations or other unintended consequences. In addition, we are required under various laws to obtain and maintain accreditations, permits and/or licenses for the conduct of our business in all jurisdictions in which we have operations and, in some cases, where our clients receive our services, including the United States, Canada and Europe. If we do not maintain our accreditations, licenses or other qualifications to provide our services or if we do not adapt to changes in legislation or regulation, we may have to cease operations in the relevant jurisdictions and may not be able to provide services to existing clients or be able to attract new clients. Our failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows.

We are subject to economic, political and other risks of doing business globally and in emerging markets.

        We are a global business with a substantial majority of our assets and operations located outside Canada and the United States. In addition, our business strategies may involve expanding or developing our business in emerging market regions, including Europe and Asia-Pacific. Due to the international nature of our business, we are exposed to various risks of international operations, including:

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  adverse trade policies or trade barriers;

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  inflation, hyperinflation and adverse economic effects resulting from governmental attempts to control inflation, such as the imposition of wage and price controls and higher interest rates;

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  difficulties in enforcing agreements or judgments and collecting receivables in foreign jurisdictions;

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  exchange controls or other currency restrictions and limitations on the movement of funds, such as on the remittance of dividends by subsidiaries;

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  inadequate infrastructure and logistics challenges;

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  sovereign risk and the risk of government intervention, including through expropriation, or regulation of the economy;

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  challenges in maintaining an effective internal control environment with operations in multiple international locations, including language and cultural differences, expertise in international locations and multiple financial information systems;

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  concerns relating to the protection and security of our personnel and assets; and

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  labor disruptions, civil unrest, significant political instability, wars or other armed conflict.

        These risks may impede our strategy by limiting the countries and regions in which we are able to expand. The impacts of these risks may also only materialize after we have begun preparations and made investments to provide services in this new country or region. The exposure to these risks may require us to incur additional costs to mitigate the impact of these risks on our business.

        Additionally, there continues to be a great deal of uncertainty regarding U.S. and global trade policies for companies with multinational operations like ours. In recent years, there has been an increase in populism and nationalism in various countries around the world and, consequently, historical free trade principles are being challenged. For example, the U.S. government has indicated its intent to adopt a new approach to trade policy and, in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. As we continue to operate our business globally, our success will depend, in part, on the nature and extent of any such changes and how well we are able to anticipate, respond to and effectively manage any such changes.

        Finally, international trade and political disputes can adversely affect the operations of multinational corporations like ours by limiting or disrupting trade and business activity between countries or regions. For example, we may be required to limit or halt operations, terminate client relationships or forego profitable client opportunities in countries which may, in the future, be subject to sanctions or other restrictions on business activity by corporations such as ours, by U.S. or Canadian legislation, executive order or otherwise. Some of our clients have been targeted by and may, in the future, be subject to such sanctions. Additionally, failure to resolve the trade dispute between the countries may also lead to unexpected operating difficulties in certain countries, including enhanced regulatory scrutiny, greater difficulty transferring funds or negative currency impacts.

        All the foregoing could have a material adverse effect on our business, financial performance, financial condition and prospects.

Some of our contractual arrangements with our clients require us to deliver a minimum quality of service, and our failure to meet those quality standards could adversely impact our business or subject us to liability or penalties.

        Most of our agreements with clients contain service level and performance requirements, including requirements relating to the quality of our services. The services we provide are often critical to our clients' businesses, and any failure to consistently provide those services in accordance with contractual specifications, whether as a result of errors made by our team members or otherwise, could disrupt the client's business and result in harm to our reputation, reduction of the likelihood that our clients recommend us to others, an obligation for us to pay penalties to the client under the contract, a reduction in revenues or a claim for substantial damages against us, regardless of whether we are responsible for that failure. In addition, lockdowns and other measures imposed by governments around the world, as well as other resulting impacts of the COVID-19 pandemic, may result in our temporary inability to meet the service level and performance requirements of our clients. If we fail to meet our contractual obligations or otherwise breach obligations to our clients or vendors, we could be subject to legal liability.

        We may enter into non-standard agreements because we perceive an important economic opportunity by doing so or because our personnel did not adequately adhere to our guidelines for the entry into contracts with new or existing clients. In addition, with respect to our client contracts, the contracting practices of our competitors may cause contract terms and conditions that are unfavorable to us to become standard in the marketplace. If we cannot or do not perform our obligations with clients or vendors, we could face legal liability and our contracts might not always protect us adequately through limitations on the scope and/or amount of our potential liability. If we cannot, or do not, meet our contractual obligations to provide solutions and services to clients, and if our exposure is not adequately limited through the enforceable terms of our agreements, we might face significant legal liability and our business, financial performance, financial condition and cash flows could be materially and adversely affected. Similarly, if we cannot, or do not, meet our contractual obligations with vendors, such as licensors, the vendors may have the right to terminate the contract, in which case we may not be able to provide clients solutions and services dependent on the products or services provided to us by such contracts.

The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients.

        We are typically required to process, and sometimes collect and/or store sensitive data, including, but not limited to, personal data regulated by the General Data Protection Regulation ("GDPR"), The Personal Information Protection and Electronic Documents Act, California Consumer Privacy Act ("CCPA"), the California Invasion of Privacy Act, Personal Data Protection Bill of 2018, and the Data Privacy Act of 2012, of our clients' end customers in connection with our services, including names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. As a result, we are subject to various data protection laws and regulations (as described above), and other industry-specific regulations and privacy laws and standards in the countries in which we operate, including the GDPR, the CCPA, the HIPAA, the Health Information Technology for Economic and Clinical Health Act and the Payment Card Industry Data Security Standard, and the failure to comply with such laws could result in significant fines and penalties. The legislative and regulatory frameworks for privacy issues is constantly evolving in many countries where we operate and are likely to remain uncertain and dynamic for the foreseeable future. Legislators and regulators in numerous jurisdictions are increasingly adopting new privacy, information security and data protection guidance, laws and regulations, and compliance with current or future privacy, information security and data protection laws and regulations could result in higher compliance, technology or operating costs. The interpretation and application of such laws is often unclear or unsettled, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices, which may require changes to the features of our company's platform or prohibit certain of our operations in certain jurisdictions. In addition, certain jurisdictions have adopted laws and regulations that restrict the transfer of data belonging to residents outside of their country. These laws and regulations could limit our ability to transfer such data to the locations in which we conduct operations, which would place limitations on our ability to operate our business.

        Many jurisdictions, including all U.S. states, have enacted laws requiring companies to notify individuals and authorities of security breaches involving certain types of personal information. In addition, our agreements with our clients may obligate us to investigate and notify our clients of, and provide cooperation to our clients with respect to, such breaches. Many of our agreements with our clients do not include any limitation on our liability to them with respect to breaches of our obligation to keep the information we receive from them confidential. A failure to comply with these notification requirements could expose us to liability.

        In the European Union, the GDPR went into effect in May 2018. The GDPR supersedes European Union member states' national protection laws and imposes privacy and data security compliance obligations and increased penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. GDPR enforcement has begun, and companies have faced fines for violations of certain provisions. Fines can reach as high as 4% of a company's annual total revenue, potentially including the revenue of a company's international affiliates. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines as well as some countries in Central America and Asia-Pacific and some U.S. states, have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. The GDPR and the introduction of similar legislation in other jurisdictions increases the cost of regulatory compliance and increases the risk of non-compliance therewith, which could have an adverse effect on our business, financial performance, financial condition and cash flows.

        Although our network security and the authentication of our customer credentials are designed to protect against unauthorized disclosure, alteration and destruction of, and access to, data on our networks, it is impossible for such security measures to be perfectly effective. There can be no assurance that such measures will function as expected or will be sufficient to protect our network infrastructure against certain attacks, and there can be no assurance that such measures will successfully prevent or mitigate service interruptions or further security incidents. All network infrastructure is vulnerable to rapidly evolving cyber-attacks, and our user data and corporate systems and security measures may be breached due to the actions of outside parties (including malicious cyberattacks), team member error, malfeasance, internal bad actors, a combination of these, or otherwise. A breach may allow an unauthorized party to obtain access to or exfiltrate our data or our users' or clients' data. Additionally, outside parties may attempt to fraudulently induce team members, users or clients to install malicious software, disclose sensitive information or access credentials, or take other actions that may provide access to our data or our users' or clients' data. Because modern networking and computing environments are increasing in complexity and techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, increase in sophistication over time or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs (or a breach of a client's security that can be attributed to our fault or is perceived to be our fault), the market perception of the effectiveness of our security measures could be harmed and we could lose users and clients. Security breaches also expose us to a risk of loss of this information, class action or other litigation brought both by clients and by individuals whose information was compromised, remediation costs, increased costs for security measures, loss of revenue, damage to our reputation, and potential liability.

        While we believe our team members undergo appropriate training, if any person, including any of our team members, negligently disregards or intentionally breaches controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, or if unauthorized access to or disclosure of data in our possession or control occurs, we could be subject to significant liability to our clients or our clients' customers for breaching contractual confidentiality and security provisions or for permitting access to personal information subject to privacy laws, as well as liability and penalties in connection with any violation of applicable privacy laws or criminal prosecution. Unauthorized disclosure of sensitive or confidential client or team member data, whether through breach of computer systems, systems failure, team member negligence, fraud or misappropriation, or otherwise, could damage our reputation and cause us to lose clients and result in liability to individuals whose information was compromised. Similarly, unauthorized access to or through our information systems and networks or those we develop or manage for our clients, whether by our team members or third parties, could result in negative publicity, damage to our reputation, loss of clients or business, class action or other litigation, costly regulatory investigations and other potential liability.

        Additionally, remote-working solutions deployed during the COVID-19 pandemic could result in heightened confidentiality risks on account of services being delivered in a physically unsupervised environment and via computer systems and networks outside of our control and management. If any person, including any of our team members, intentionally or inadvertently penetrates our perimeter or internal network security, computing infrastructure or otherwise mismanages or misappropriates sensitive data, or discloses or distributes any such data in an unauthorized manner, we could be subject to significant liability and class action or other lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws, or investigations and penalties from regulators. Under some of our client contracts, we have, from time to time, agreed to pay for the costs of remediation or notice to end users or credit monitoring, as well as other costs.

        In addition, certain third parties to whom we outsource certain of our services or functions, or with whom we interface, store our information assets or our clients' confidential information, as well as those third parties' providers, are also subject to the risks outlined above. Although we generally require our vendors to hold sufficient liability insurance and provide indemnification for any liability resulting from the vendor's breach of the services agreement, a breach or attack affecting these third parties, any delays in our awareness of the occurrence of such breach or attack, and our or third parties' inability to promptly remedy such a breach or attack, could also harm our reputation, business, financial performance, financial condition and cash flows, and could subject us to liability for damages to our clients and their customers. Failure to select third parties that have robust cybersecurity and privacy capabilities may also jeopardize our ability to attract new clients, who may factor their assessment of risks associated with such third parties in their decision.

        Cyber-attacks penetrating the network security of our data centers or any unauthorized disclosure or access to confidential information and data of our clients or their end customers could also have a negative impact on our reputation and client confidence, which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Our team members, contractors, consultants or other associated parties may behave in contravention of our internal policies or laws and regulations applicable to us, or otherwise act unethically or illegally, which could harm our reputation or subject us to liability.

        We have implemented and expect to implement a number of internal policies, including a code of ethics and conduct and policies related to security, privacy, respectful behavior in the workplace, anti-bribery and anti-corruption, security, localized labor and employment regulations, health and safety and securities trading in order to promote and enforce ethical conduct and compliance with laws and regulations applicable to us. Compliance with these policies requires awareness and understanding of the policies and any changes therein by the parties to whom they apply. We may fail to effectively or timely communicate internal policies or changes therein to our team members, contractors, consultants or other associates, and such persons may otherwise fail to follow our policies for reasons beyond our control. We are exposed to the risk that our team members, independent contractors, consultants or other associates may engage in activity that is unethical, illegal or otherwise contravenes our internal policies or the laws and regulations applicable to us, whether intentionally, recklessly or negligently. It may not always be possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including harm to our reputation and the imposition of significant fines or other sanctions, all of which could have a material adverse effect on our client relationships, business, financial condition and financial performance.

Our ability to meet the expectations of clients of our content moderation services, including the expectations of their users, and the expectations of our clients towards our ability to meet the demands of their future growth, may be adversely impacted due to factors beyond our control, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows, and could expose us to liability.

        Our content moderation team members may erroneously or deliberately flag or remove content or fail to take action with respect to content that is not in accordance with the requirements set out by our clients. Any combination of the foregoing may result in a failure to meet our clients' expectations, which could result in clients reducing or terminating their services with us and which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows.

        The content that our team members analyze is selected for review by our clients and moderated by our team members based on our clients' policies and rules. The tools used by our clients to identify content may fail to identify content that violates relevant content policy or community guidelines or, in certain jurisdictions, legal requirements. This could be the result of deliberate evasive actions by users, limitations in our clients' content identification tools, bias, errors, malfunctions and other factors. In addition, our team members may erroneously moderate content due to the subjective nature of our clients' policies or rules or simply because of a mistake. Objectionable content that our clients and their users expect our content moderation team members to review and remove could therefore not be subject to review by our team members or be improperly moderated. Although the design of the methods employed to select content for review are not within the scope of the services we provide, the failure of objectionable content to be appropriately moderated on our clients' platform, for whatever reason, could adversely impact our reputation for content moderation service delivery and our ability to attract and retain clients. Additionally, a failure to properly moderate objectionable content on our clients' platform could expose us to liability to users of our clients' platform. Furthermore, as we continue to expand our content moderation service offerings, certain clients may require us to assume liability for failure to comply with certain contractual requirements imposed by the client related to certain objectionable user-generated content on our clients' platforms, which may increase our costs and materially impact our results of operations.

        Furthermore, as demand for our content moderation solutions grows, we will need to scale our operations to address the demand from our clients. Although the amount of content that we are required to moderate under our contracts with our clients is agreed to in advance, our clients may experience a sudden, unexpected increase in content requiring moderation resulting in an unplanned increase in the need for our services for which a contract is not in place. In the face of this increased demand from our clients, we may not be able to effectively scale our operations by hiring, training and integrating new qualified content moderation team members. Any inability to quickly scale our content moderation team or to meet the demands of our content moderation clients may result in a loss of clients or business or damage to our reputation, which could have an adverse effect on our business, reputation, financial performance, financial condition and cash flows.

Our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work, which could adversely affect our ability to attract and retain team members and could result in increased costs, including due to claims against us.

        Our content moderation team members are tasked with reviewing discriminatory, threatening, offensive, illegal or otherwise inappropriate multimedia content. Reviewing this content is emotionally and cognitively challenging for many of our team members, which may result in our team members suffering adverse psychological or emotional consequences. These impacts could lead to higher expenses to support our team members, higher levels of voluntary attrition and increased difficulty retaining and attracting team members. If we are not able to effectively attract and retain content moderation team members, we may experience a decline in our ability to meet our clients' expectations, which may adversely impact the demand for our services.

        Additionally, we may be required under applicable law to provide accommodations for team members who experience or who assert they are experiencing mental health consequences. These accommodations could result in increased costs and reductions in the availability of team members who can perform these tasks, which could have a material adverse effect on our financial results. Our content moderation team members may also make claims under workers' compensation programs or other public or private insurance programs in connection with negative mental health consequences experienced in connection with their employment, which could result in increased costs. We may also be exposed to claims by team members under applicable labor and other laws. Such litigation, whether or not ultimately successful, could involve significant legal fees and result in costly remediation, including payments for psychological treatment and ongoing monitoring, preventative intervention and treatment costs, which could have a material adverse effect on our financial results. While we have taken meaningful measures to ensure the well-being of our team members, these measures may not be sufficient to mitigate the effects on team members or our potential liability under applicable law.

Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others.

        Our success depends in part on certain methodologies, practices, tools and technical expertise we utilize in providing our services. We engage in designing, developing, implementing and maintaining applications and other proprietary materials. In order to protect our rights in these various materials, we may seek protection under trade secret, patent, copyright and trademark laws. We also generally enter into confidentiality and nondisclosure agreements with our clients and potential clients, and third-party vendors, and seek to limit access to and distribution of our proprietary information. For our team members and independent contractors, we require confidentiality and proprietary information agreements. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Additionally, we may not be successful in obtaining or maintaining trademarks for which we have applied.

        We may be unable to protect our intellectual property and proprietary technology or brand effectively, which may allow competitors to duplicate our technology and products and may adversely affect our ability to compete with them. Given our international operations, the laws, rules, regulations and treaties in effect in the jurisdictions in which we operate, the contractual and other protective measures we take may not be adequate to protect us from misappropriation or unauthorized use of our intellectual property, or from the risk that such laws could change. To the extent that we do not protect our intellectual property effectively, other parties, including former team members, with knowledge of our intellectual property may leave and seek to exploit our intellectual property for their own or others' advantage. We may not be able to detect unauthorized use and take appropriate steps to enforce our rights, and any such steps may not be successful. Infringement by others of our intellectual property, including the costs of enforcing our intellectual property rights, may have a material adverse effect on our business, financial performance, financial condition and cash flows.

        In addition, competitors or others may allege that our systems, processes, marketing, data usage or technologies infringe on their intellectual property rights. Non-practicing entities may also bring baseless, but nonetheless costly to defend, infringement claims. We could be required to indemnify our clients if they are sued by a third party for intellectual property infringement arising from materials that we have provided to the clients in connection with our services and deliverables. We may not be successful in defending against such intellectual property claims or in obtaining licenses or an agreement to resolve any intellectual property disputes. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, we cannot provide assurances that a future assertion of an infringement claim against us or our clients will not cause us to alter our business practices, lose significant revenues, incur significant license, royalty or technology development expenses, or pay significant monetary damages or legal fees and costs. Any such claim for intellectual property infringement may have a material adverse effect on our business, financial performance, financial condition and cash flows.

We may be subject to litigation and other disputes, which could result in significant liabilities and adversely impact our financial results.

        From time to time, we are subject to lawsuits, arbitration proceedings, and other claims brought or threatened against us in the ordinary course of business. These actions and proceedings may involve claims for, among other things, compensation for personal injury, workers' compensation, employment discrimination and other employment-related damages, damages related to breaches of privacy or data security, breach of contract, property damage, liquidated damages, consequential damages, punitive damages and civil penalties or other losses, or injunctive or declaratory relief. In addition, we may also be subject to class action lawsuits, including those alleging violations of the Fair Labor Standards Act, state and municipal wage and hour laws, and misclassification of independent contractors.

        Due to the inherent uncertainties of litigation and other dispute resolution proceedings, we cannot accurately predict their ultimate outcome. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Class action lawsuits may seek recovery of very large or indeterminate amounts. Accordingly, the magnitude of the potential loss may remain unknown for substantial periods of time. These proceedings could result in substantial cost and may require us to devote substantial resources to defend ourselves. The ultimate resolution of any litigation or proceeding through settlement, mediation, or a judgment could have a material impact on our reputation and adversely affect our financial performance and financial position.

Risks Related to Our Acquisition of Lionbridge AI and its Business

        Many of the risks affecting our business also impact the business of Lionbridge AI, which we acquired on December 31, 2020. In connection with the acquisition of Lionbridge AI, we are subject to the following risks.

Our acquisition of Lionbridge AI remains subject to review by CFIUS and we are not certain how the outcome of the review will impact our business.

        We completed our acquisition of Lionbridge AI on December 31, 2020. In connection with the acquisition, we submitted a declaration filing with CFIUS. At the end of its 30-day assessment of the declaration filing, CFIUS requested that we file a joint voluntary notice pursuant to Section 721 of the Defense Production Act, which triggered an additional 45-day review period. Our understanding is that the additional CFIUS review is focused on certain commercial relationships that TELUS, our controlling shareholder, has with certain foreign telecom network infrastructure vendors. We have submitted the requested joint notice filing and provided additional information requested by CFIUS staff. Based on our discussions with CFIUS staff, we determined we could close the acquisition of Lionbridge AI prior to the conclusion of the pending CFIUS review. While we believe that CFIUS will complete its review of the joint voluntary notice and clear our acquisition of Lionbridge AI without condition, CFIUS may instead request that we and TELUS make assurances regarding our use in the United States of certain telecom network infrastructure equipment sold by foreign entities. The statutory review period for the joint voluntary notice expires in February 2021, at which point CFIUS will either clear the transaction or initiate a 45-day formal investigation. We can provide no assurance regarding the resolution of the CFIUS process, including whether the possible conditions that are described above will be the only conditions that are imposed on us or TELUS. CFIUS may impose additional conditions or mitigation measures, which could increase our estimated costs or otherwise negatively impact our consolidated operations. Although CFIUS has authority to require divestitures in connection with its review of any transaction, it is our understanding that CFIUS sought an additional review period due to its interest in the commercial relationships of TELUS and not based on concerns regarding our business or that of Lionbridge, and we believe based on our discussion with CFIUS staff that the likelihood of a divestment outcome in connection with the Lionbridge acquisition is remote.

Our business would be adversely affected if individuals providing their data annotation services through Lionbridge AI's crowdsourcing solutions were classified as employees.

        The classification of certain individuals who provide their services through third party digital platforms as independent contractors is currently being challenged in courts, by legislators and by government agencies in the United States and many other countries where our Lionbridge AI business uses the services of independent contractors. Lionbridge AI has been involved in, and we expect to be involved in, litigation related to this classification. Although Lionbridge AI has made and we will make assessments of the different legal and regulatory implications related to the independent contractor classification of its annotators, we generally believe that most individuals who provide their data annotation services through Lionbridge AI's crowdsourcing solution are independent contractors because, among other things, they can choose whether, when, and where to provide services, are free to provide services on competitors' platforms, and use their own equipment. We may not be successful in defending the independent contractor classification in the jurisdictions where we operate or where such classification is challenged. The costs associated with defending, settling, or resolving any future lawsuits (including demands for arbitration) relating to the independent contractor classification could be material to our business.

        Changes to foreign, state, and local laws governing the definition or classification of independent contractors, or judicial decisions regarding independent contractor classification, could require classification of our independent contractors as employees (or workers, quasi-employees or other statuses in jurisdictions where those statuses exist) and/or representation of our crowd members by labor unions. If, as a result of legislation or judicial decisions, we are required to classify independent contractors as employees (or as workers, quasi-employees or other statuses in jurisdictions where those statuses exist), we would incur significant additional expenses for compensating independent contractors, potentially including expenses associated with the application of wage and hour laws (including minimum wage, overtime, and meal and rest period requirements), employee benefits, social security contributions, taxes (direct and indirect), and penalties. In addition, if we are required to classify independent contractors as employees in any jurisdiction, this may impact our current financial statement presentation. Further, any such reclassification would require us to change our business model for these services, and consequently have an adverse effect on our business and financial condition. If any of the foregoing were to occur on a widespread basis, we would not realize the expected value of the acquisition of Lionbridge AI and our business, financial condition and results of operations would be adversely affected.

If we are unable to attract or maintain a critical mass of qualified independent contractors, whether as a result of competition or other factors, the crowdsourcing solution of the Lionbridge AI business will become less appealing to our clients, and our financial results would be adversely impacted.

        The success of the Lionbridge AI business depends significantly on its ability to attract and retain a large number of individuals to serve as annotators in various geographic markets. If individuals choose not to offer their services through the Lionbridge AI crowdsourcing solution, or elect to offer them through a competitor's solution, we may lack a sufficient supply of qualified individuals to service the entirety of our clients' demand with sufficient speed, scale and quality or at all. To the extent that we are unable to onboard a sufficient number of individuals to provide data annotation services, we may need to increase the incentives that we offer to individuals providing those services in order to maintain sufficient capacity to service our clients, which will increase costs and make our services less competitive. In addition, if Lionbridge AI's top clients reduce the volume of services they receive from the Lionbridge AI business or otherwise limit, modify or terminate their relationships with us, including as a result of the change of control in Lionbridge AI in connection with the acquisition, we may lack sufficient opportunities for our independent contractors to provide annotation services, which may reduce the perceived utility of our solution.

        The number of independent contractors on Lionbridge AI's crowdsourcing solution could decline or fluctuate as a result of a number of factors, including individuals ceasing to provide their services through the solution, low switching costs between competitor solutions or services, pricing models (including our inability to maintain or increase certain incentives), or other aspects of our business.

        If we were to experience the foregoing supply constraints with respect to recruiting or retaining individuals on our solution, we may not be able to realize the expected value of the acquisition of Lionbridge AI and our business, financial condition and results of operations would be adversely affected.

We may not be able to integrate Lionbridge AI into our ongoing business operations, which may result in our inability to fully realize the intended benefits of the acquisition, or may disrupt our current operations, which could have a material adverse effect on our business, financial position and results of operations.

        Although we have begun the integration of the operations of Lionbridge AI into our business, this process involves complex operational, technological and personnel-related challenges, which are time-consuming and require significant investment and may disrupt our ongoing business operations. Furthermore, integration involves a number of risks, including, but not limited to:

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  difficulties or complications in combining the companies' operations;

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  differences in controls, procedures and policies, regulatory standards and business cultures among the combined companies;

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  the diversion of management's attention from our current business operations;

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  the potential loss of key personnel who choose not to remain with us after the acquisition;

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  labor disputes, strikes and other disruptions arising from the collective bargaining agreements in Finland, Germany and France;

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  the potential loss of key clients who choose not to do business with the combined company, including as a result of change of control provisions being triggered by the acquisition in agreements with key clients, and changes to contractual terms demanded by clients in light of the acquisition;

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  difficulties or delays in consolidating Lionbridge AI's information technology and other platforms, including implementing systems designed to continue to ensure that we maintain effective disclosure controls and procedures and internal control over financial reporting for the combined company and enable us to continue to comply with IFRS and applicable U.S. and Canadian securities laws and regulations;

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  unanticipated costs and other assumed contingent liabilities, including the assumption of Lionbridge AI's existing, threatened and pending litigation;

  •
  difficulty comparing and integrating financial reporting due to differing financial and/or internal reporting systems;

  •
  making any necessary modifications to internal controls over financial reporting to comply with applicable rules and regulations;

  •
  possible tax costs or inefficiencies associated with integrating the operations of the combined global company;

  •
  we are dependent on a subsidiary of the seller of the Lionbridge AI business, for certain functions following the closing of the acquisition under the terms of our transition services agreement, including the use of its proprietary, tech-enabled workforce recruitment, training and management software platform and database, and it may take longer than expected for us to put in place internal replacement functionality; and/or

  •
  the subsidiary of the seller of the Lionbridge AI business may not perform as anticipated under the transition services agreement.

        These factors could cause us to not fully realize the anticipated financial and/or strategic benefits of the Lionbridge AI acquisition, which could have a material adverse effect on our business, financial condition and/or results of operations.

Even if we are able to successfully integrate Lionbridge AI into our business operations, we may not be able to realize the revenue and other synergies and growth that we anticipate from the acquisition as expected.

        Even if we are able to successfully integrate Lionbridge AI in our company, we may not be able to realize the revenue and other synergies and growth that we anticipate we should achieve from the acquisition in the time frame that we currently expect or at all, and the costs of achieving these benefits may be higher than what we currently expect, because of a number of risks, including, but not limited to the following:

  •
  the acquisition may not advance our business strategy as we expected;

  •
  we may not be able to increase Lionbridge AI's client base as expected;

  •
  Lionbridge AI's top clients, five of whom represented 98% of its revenues for the year ended December 31, 2019, with Google representing 65% of revenues in this period, may limit the volume of services they purchase from Lionbridge AI or otherwise limit or terminate the relationship with Lionbridge AI;

  •
  we may not be as successful in our cross-selling efforts among our clients and Lionbridge AI's clients as expected;

  •
  the carrying amounts of goodwill and other purchased intangible assets may not be recoverable;

  •
  the size of growth in the data annotation market may not meet our expectations and may not grow at the anticipated rate or at all;

  •
  the combined entity may be unable to successfully compete in Lionbridge AI's markets;

  •
  Lionbridge AI's independent contractors may be legally required to be classified as employees (or workers or quasi-employees where those statuses exist); and

  •
  Lionbridge AI may experience a lack of supply of independent contractors that inhibits its ability to serve clients.

        As a result of these and other risks applicable to Lionbridge AI's business, some of which may be currently unknown to us, the Lionbridge AI acquisition and integration may not contribute to our results of operations as expected, we may not achieve the expected synergies when expected or at all, and we may not achieve the other anticipated strategic and financial benefits of the acquisition.

The risks arising with respect to the historic business and operations of Lionbridge AI may be different than we anticipate, which could significantly increase the costs and decrease the benefits of the acquisition and materially and adversely affect our operations going forward.

        Although we performed significant financial, legal, technological and business due diligence with respect to Lionbridge AI, we may not have appreciated, understood or fully anticipated the extent of the risks associated with its business and the acquisition and integration. In the stock purchase agreement we entered into with LBT Investment Holdings, LLC, we have been indemnified for certain matters in order to mitigate the consequences of certain breaches of surviving covenants and the risks associated with historic operations. Although we have the benefit of the indemnification provisions of the stock purchase agreement and the escrow funds and insurance policies that Lionbridge AI and we have in place, our exercise of due diligence and risk mitigation strategies may not anticipate or mitigate the full risks of the acquisition and the associated costs. We may not be able to contain or control the costs associated with unanticipated risks or liabilities, which could materially and adversely affect our business, liquidity, capital resources or results of operations.

One of Lionbridge AI's clients accounts for 65% of its revenue and five clients represent 98% of its revenue and loss of or reduction in business from, or consolidation of, these or any of these clients could have a material adverse effect on its and our business, financial condition, financial performance and prospects.

        Lionbridge AI has derived a significant portion of its revenue from its top five clients. Google, Lionbridge AI's top client, individually accounted for approximately 65% of revenues for the year ended December 31, 2019, with Lionbridge AI's top five clients combined accounting for approximately 98% of revenues for the same the period. The loss of any of these five clients or a loss of revenue from any one of these clients, whether as a result of our acquisition of Lionbridge AI or otherwise, would have a material adverse effect on our business, financial condition, financial performance and prospects.

Data annotators may be replaced by developing technology, which could have a material adverse effect on our business, financial condition, financial performance and prospects.

        The field of data annotation is evolving rapidly. Our data annotation business relies on a team of global data annotators to enact solutions for clients. Developing technology may in the future replace data annotators in performing the annotation services that our human data annotators currently provide. We do not know if, when or to what extent such a change or other technological developments that shifts from the use of human data annotators to a fully technological solution may occur. If our business model does not evolve with such technological developments, such developments could have a material adverse effect on our business, liquidity, capital resources and results of operations.

We face increasing competition from companies that offer services similar to the ones offered by our Lionbridge AI business. If we are unable to differentiate to compete effectively, our business, financial performance, financial condition and cash flows could be materially adversely impacted.

        The market for the services offered by our Lionbridge AI business is increasingly competitive and we expect competition to intensify and increase from a number of existing and new competitors. Competitors may have significantly greater market recognition than we do in the field of data annotation and other competitors may be better positioned to market themselves to smaller and mid-sized markets. Many of these existing and new competitors have greater financial, human and other resources, greater technological expertise, longer operating histories and more established relationships than we do in the field of data annotation. In addition, some of these competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs and increase market share. From time to time, clients who currently use our data annotation services may determine that they can provide these services in-house. As a result, we face the competitive pressure to continually offer our data annotation services in a manner that will be viewed by our clients as better and more cost-effective than what they could provide themselves.

        Our inability to compete successfully against companies that offer services similar to our data annotation services and to offer our clients a compelling alternative to taking the services we provide in-house could result in increased client churn, revenue loss, pressures on recruitment and retention of data annotators, service price reductions and increased marketing and promotional expenses, or reduced operating margins which could have a material adverse effect on our business, financial performance, financial condition and cash flows.

Risks Related to Becoming a Public Company and Our Relationship with TELUS

We have no history of operating as a separate, publicly-traded company, and may not have access to the same resources and advantages that we would have if we did not become a public company, such that our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

        Although we will remain as a consolidated subsidiary of TELUS for the foreseeable future and continue to enjoy certain benefits, including access to a broad range of service operations outside of our own area of operations (including with certain vendors where we receive services pursuant to such vendor's contract with TELUS), higher purchasing power, and lower overhead costs for certain corporate functions such as investor relations that are provided to us by TELUS, following our initial public offering there is a risk that, by separating from TELUS, we may incur higher costs for certain functions and overhead as we establish independent corporate functions, lose opportunities to pursue integrated strategies with TELUS' other businesses, lose more favorable access to capital markets and other funding facilitated by TELUS, engage vendors for services on terms that are not as favorable as when we had previously received services from such vendors under a TELUS agreement, and become more susceptible to market fluctuations and other adverse events, than we would have been if we did not become a public company. Additionally, as part of TELUS, we have been able to leverage its historical market reputation and performance to recruit and retain key personnel to run our business. As a publicly-traded company, we will not have the same historical market reputation and it may be more difficult for us to recruit or retain such key personnel. Furthermore, after this offering, the cost of capital for our businesses may be higher than TELUS' cost of capital prior to the offering. Other changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from TELUS, and these changes could be material to us. As a result, our historical financial information is not necessarily representative of the results that we would have achieved as a separate, publicly-traded company and may not be a reliable indicator of our future results.

We expect that TELUS and its directors and officers will have limited liability to us and could engage in business activities that could be adverse to our interests and negatively affect our business.

        TELUS and its directors and officers will have no legal obligation to refrain from engaging in the same or similar business activities or lines of business as we do or from doing business with any of our clients. Any such activities could be adverse to our interests and could negatively affect our business, financial performance, financial condition and cash flows.

Potential indemnification liabilities to TELUS pursuant to various intercompany agreements could materially and adversely affect our businesses, financial condition, financial performance and cash flows.

        The agreements between us and TELUS, among other things, provide for indemnification obligations designed to make us financially responsible for substantially all liabilities that may exist relating to our business activities, whether incurred prior to or after the initial public offering. If we are required to indemnify TELUS under the circumstances set forth in the agreements we enter into with TELUS, we may be subject to substantial liabilities. Please refer to the section entitled "Certain Relationships and Related Party Transactions—Our Relationship with TELUS".

After the offering, certain of our executive officers and directors may have actual or potential conflicts of interest.

        Certain of our executive officers and directors may have relationships with third parties that could create, or appear to create, potential conflicts of interest. Our executive officers and directors who are executive officers and directors of our significant shareholders could have, or could appear to have, conflicts of interests such as where our significant shareholders are required to make decisions that could have implications for both them and us. See "Management".

We may have received better terms from unaffiliated third parties than the terms we will receive in our agreements with TELUS.

        The agreements we have entered into and that we will enter into with TELUS in connection with this offering, including the TELUS MSA, the transition and shared services agreement and the master reseller agreement, were prepared, in certain cases, in the context of our initial public offering. These agreements were negotiated by us with TELUS and may not reflect terms that would have been agreed to in an arm's-length negotiation between unaffiliated third parties. For more information on the agreements we have or will enter into, please refer to the section entitled "Certain Relationships and Related Party Transactions".

Risks Related to Our Subordinate Voting Shares

The dual-class structure that will be contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS and Baring, who held our shares prior to our initial public offering.

        Following the consummation of this offering, we will have two classes of shares outstanding: multiple voting shares and subordinate voting shares. Our multiple voting shares will have ten votes per share and our subordinate voting shares, which are the shares we and the selling shareholders are selling in this offering, will have one vote per share. TELUS and Baring are the only shareholders who hold the multiple voting shares. Following the completion of this offering, it is expected that TELUS will have approximately         % of the combined voting power of our outstanding shares and Baring will have approximately        % of the combined voting power of our outstanding shares (or, if the underwriters' over-allotment option is exercised in full, TELUS and Baring would have approximately        % and        % , respectively, of the combined voting power of our outstanding shares following this offering).

        As a result of the dual-class share structure, TELUS will control a majority of the combined voting power of our shares and therefore be able to control all matters submitted to our shareholders for approval until such date that TELUS sells its multiple voting shares, chooses to voluntarily convert them into subordinate voting shares or it retains less than            % of our outstanding shares on a combined basis, which would result in the automatic conversion of its remaining multiple voting shares into subordinate voting shares. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transaction requiring shareholder approval. The voting control may also prevent or discourage unsolicited acquisition proposals that you may feel are in your best interest as one of our shareholders. Future transfers by holders of multiple voting shares, other than permitted transfers to such holders' respective affiliates or direct family members or to other permitted transferees, will result in those shares automatically converting to subordinate voting shares, which will have the effect, over time, of increasing the relative voting power of those holders of multiple voting shares who retain their multiple voting shares. For additional information, see "Description of Share Capital".

        In addition, because of the ten to one voting ratio between our multiple voting shares and subordinate voting shares, the holders of our multiple voting shares will continue to control a majority of the combined voting power of our outstanding shares even where the multiple voting shares represent a substantially reduced percentage of our total outstanding shares. The concentrated voting control of holders of our multiple voting shares will limit the ability of our subordinate voting shareholders to influence corporate matters for the foreseeable future, including the election of directors as well as with respect to decisions regarding amending of our share capital, creating and issuing additional classes of shares, making significant acquisitions, selling significant assets or parts of our business, merging with other companies and undertaking other significant transactions. As a result, holders of multiple voting shares will have the ability to influence or control many matters affecting us and actions may be taken that our subordinate voting shareholders may not view as beneficial. The market price of our subordinate voting shares could be adversely affected due to the significant influence and voting power of the holders of multiple voting shares. Additionally, the significant voting interest of holders of multiple voting shares may discourage transactions involving a change of control, including transactions in which an investor, as a holder of the subordinate voting shares, might otherwise receive a premium for the subordinate voting shares over the then-current market price, or discourage competing proposals if a going private transaction is proposed by one or more holders of multiple voting shares.

        Even if TELUS were to control less than a majority of the voting power of our outstanding shares, it may be able to influence the outcome of such corporate actions due to the director appointment rights and special shareholder rights we expect to grant to TELUS as part of the shareholders' agreement to be entered into in connection with our initial public offering. See "—TELUS will, for the foreseeable future, control the direction of our business, and the concentrated ownership of our outstanding shares and our entry into a shareholders' agreement in connection with this offering will prevent you and other shareholders from influencing significant decisions".

TELUS will, for the foreseeable future, control the direction of our business, and the concentrated ownership of our outstanding shares and our entry into a shareholders' agreement in connection with this offering will prevent you and other shareholders from influencing significant decisions.

        We expect to enter into a shareholders' agreement with TELUS and Baring providing for certain director nomination rights for TELUS and Baring and providing for a number of special shareholder rights for TELUS. Under the terms of the shareholders' agreement, we will agree to nominate individuals designated by TELUS as directors representing half of our eight-director board at the time of consummation of this offering, and upon appointment of a ninth director to our board and thereafter, we will agree to nominate individuals designated by TELUS as directors representing a majority of the board for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. If TELUS ceases to own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, we will agree to nominate to the board such number of individuals designated by TELUS in proportion to the combined voting power of outstanding multiple voting shares and subordinate voting shares that it holds, for so long as TELUS continues to beneficially own less at least 5% of combined voting power of our outstanding shares, subject to a minimum of at least one director. The shareholders' agreement will also provide for appointment and observer rights for Baring. In addition, the shareholders' agreement will provide that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled to select the chair of the board and the chairs of the human resources and governance and nominating committees and, for so long as TELUS has the right to designate a nominee to our board of directors, it will also be entitled to designate at least one nominee to the human resources and governance and nominating committees. The shareholders' agreement will also provide for committee appointment rights for Baring. For more information on these director nomination rights, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement".

        Immediately following the completion of this offering, TELUS will have approximately        % of the combined voting power of our outstanding shares (or        % if the underwriters exercise their over-allotment option in full). As long as TELUS controls at least 50% of the combined voting power of our outstanding shares, it will generally be able to determine the outcome of all corporate actions requiring shareholder approval, including the election and removal of directors. Even if TELUS were to control less than 50% of the combined voting power of our outstanding shares, it will be able to influence the outcome of such corporate actions due to the director appointment rights and special shareholder rights we have granted to TELUS as part of the shareholders' agreement.

        In addition, pursuant to the shareholders' agreement, until TELUS ceases to hold at least 50% of the combined voting power of our outstanding shares, TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our CEO, approving the increase or decrease of the size of our board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. As a result, certain actions that our board would customarily decide will require consideration and approval by TELUS and our ability to take such actions may be delayed or prevented, including actions that our other shareholders, including you, may consider favorable. We will not be able to terminate or amend the shareholders' agreement, except in accordance with its terms. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement". We will also enter into a Collaboration and Financial Reporting Agreement with TELUS in connection with this offering that will, among other things, specify that certain matters or actions we take require advance review and consultation with TELUS. The agreement will also stipulate certain actions that require TELUS International board approval. See "Certain Relationships and Related Party Transactions—Collaboration and Financial Reporting Agreement".

        TELUS' interests may not be the same as, or may conflict with, the interests of our other shareholders. Investors in this offering will not be able to affect the outcome of any shareholder vote while TELUS controls the majority of the combined voting power of our outstanding shares and TELUS will also be able to exert significant influence over our board through its director nomination rights.

        As TELUS' interests may differ from ours or from those of our other shareholders, actions that TELUS takes with respect to us, as our controlling shareholder and pursuant to its rights under the shareholders' agreement, may not be favorable to us or our other shareholders. TELUS has indicated that it intends to remain our controlling shareholder for the foreseeable future.

Our dual-class structure may render our subordinate voting shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our subordinate voting shares.

        We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our subordinate voting shares, in negative publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones has changed its eligibility criteria for inclusion of shares of public companies on the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500, to exclude companies with multiple classes of shares. As a result, our dual-class structure may prevent the inclusion of our subordinate voting shares in such indices, and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be able to invest in our subordinate voting shares, each of which could adversely affect the trading price and liquidity of our subordinate voting shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the subordinate voting shares could be adversely affected.

Upon the listing of our subordinate voting shares, we will be a controlled company within the meaning of the listing requirements of the NYSE and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements; you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

        TELUS will continue to control a majority of the combined voting power in our company after completion of this offering, which means we will qualify as a controlled company within the meaning of the corporate governance standards of the NYSE. We expect to elect to be treated as a controlled company. Under these rules we may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our subordinate voting shares:

  •
  we have a board of directors that is composed of a majority of independent directors, as defined under the NYSE listing requirements;

  •
  we have a compensation committee that is composed entirely of independent directors; and

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  we have a nominating and governance committee that is composed entirely of independent directors.

We expect to rely on the NYSE controlled company provisions, which means we do not expect to have a board of directors that is composed of a majority of independent directors, nor will our human resources and governance and nominating committees be composed entirely of independent directors for the foreseeable future.

If TELUS sells a controlling interest in us to a third party in a private transaction, we may become subject to the control of a presently unknown third party.

        Following the completion of this offering, TELUS will continue to own a controlling interest in our company. TELUS will have the ability, should it choose to do so, to sell its controlling interest in us in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. Such a transaction could occur without triggering the rights under the Coattail Agreement and may occur even if the multiple voting shares are converted into subordinate voting shares.

        If TELUS privately sells its controlling interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have conflicts of interest with those of other shareholders. In addition, if TELUS sells a controlling interest in our company to a third party, our future indebtedness may be subject to acceleration and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial performance, financial condition and cash flows.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

        As a foreign private issuer we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings will be governed by Canadian requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our securities.

        We will be exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we will comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD, and holders of our subordinate voting shares should not expect to receive the same information at the same time as such information is provided to U.S. domestic companies. Additionally, we will have four months after the end of each fiscal year to file our annual report with the SEC and will not be required under the Exchange Act to file or furnish quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

        Additionally, as a foreign private issuer, we are not required to file or furnish quarterly and current reports with respect to our business and financial performance. Following this offering, we intend to submit, on a quarterly basis, interim financial data to the SEC under cover of the SEC's Form 6-K. Furthermore, as a foreign private issuer, we intend to take advantage of certain provisions in the NYSE listing requirements that allow us to follow Canadian law for certain governance matters. See "Management—Corporate Governance".

If you purchase subordinate voting shares in this offering, you will suffer immediate and substantial dilution of your investment.

        The initial public offering price of our subordinate voting shares is substantially higher than the net tangible book value per subordinate voting share. Therefore, if you purchase our subordinate voting shares in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book deficit per share after the closing of this offering. Based on the initial public offering price of $            per share, you will experience immediate dilution of $            per subordinate voting share, representing the difference between our pro forma net tangible book value per subordinate voting share after giving effect to this offering and the initial public offering price.

        We also have a number of outstanding options to purchase subordinate voting shares with exercise prices that are below the estimated initial public offering price of our subordinate voting shares. To the extent that these options are exercised, you will experience further dilution. See "Dilution" for more detail.

We cannot assure you that a market will develop for our subordinate voting shares or what the price of our subordinate voting shares will be. Investors may not be able to resell their subordinate voting shares at or above the initial public offering price.

        Before this offering, there was no public trading market for our subordinate voting shares, and we cannot assure you that one will develop or be sustained after this offering. Any delay in the commencement of trading of our subordinate voting shares on the NYSE or the TSX would impair the liquidity of the market for subordinate voting shares and make it more difficult for holders to sell their subordinate voting shares. If an active market does not develop or is not sustained, it may be difficult for you to sell your subordinate voting shares. This may affect the pricing of the subordinate voting shares in the secondary market, the transparency and availability of trading prices, the liquidity of the subordinate voting shares and the extent of regulation applicable to us. We cannot predict the prices at which our subordinate voting shares will trade. The initial public offering price for our subordinate voting shares will be determined through negotiations between us, the selling shareholders and the underwriters and may not bear any relationship to the market price at which our subordinate voting shares will trade after the closing of this offering or to any other established criteria of the value of our business. It is possible that, in future quarters, our operating results may be below the expectations of securities analysts and investors. As a result of these and other factors, the price of our subordinate voting shares may decline, possibly materially.

Our operating results and share price may be volatile, and the market price of our subordinate voting shares after this offering may drop below the price you pay.

        Our quarterly operating results are likely to fluctuate in the future in response to numerous factors, many of which are beyond our control, including each of the risks set forth in this section. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general natural, economic, market or political conditions, could subject the market price of our subordinate voting shares to price fluctuations regardless of our operating performance. Our operating results and the trading price of our subordinate voting shares may fluctuate in response to various factors, including the risks described above.

        These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our subordinate voting shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their subordinate voting shares and may otherwise negatively affect the market price and liquidity of subordinate voting shares. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation. We may also decide to settle lawsuits on unfavorable terms. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our subordinate voting shares.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our subordinate voting shares to drop significantly, even if our business is doing well.

        Sales of a substantial number of our subordinate voting shares in the public market, or the perception in the market that the holders of a large number of subordinate voting shares or securities convertible into subordinate voting shares intend to sell their subordinate voting shares, could reduce the market price of our subordinate voting shares. Following the consummation of this offering, shares that are not being sold in this offering held by our directors, executive officers and by TELUS and Baring will be subject to a 180 day lock-up period provided under lock-up agreements executed in connection with this offering described in "Underwriting" and restricted from immediate resale under U.S. federal securities laws and, in certain cases, Canadian securities laws as described in "Shares Eligible for Future Sale". All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the applicable lock-up agreement by certain of the underwriters, subject to any restrictions imposed on sales under applicable securities laws as described under "Shares Eligible for Future Sale".

        In addition, after this offering, up to                subordinate voting shares may be issued upon exercise of outstanding share options and            subordinate voting shares will be reserved for future issuance under the compensation plan we expect to adopt in connection with the offering. We also intend to register                subordinate voting shares that we may issue under our equity compensation plans. Once we register these subordinate voting shares, they can be freely sold in the public market upon issuance, subject to the terms of the lock-up agreements. Upon effectiveness of this registration statement, subject to the satisfaction of applicable exercise periods and the expiration or waiver of the lock-up agreements referred to above, the subordinate voting shares issued upon exercise of outstanding share options will be available for immediate resale in the United States in the open market. Additionally, TELUS and Baring, as holders of an aggregate of                        of our multiple

voting shares, will, upon completion of this offering, be entitled, under a registration rights agreement we will enter into with them, to certain rights with respect to the registration of the sale of the subordinate voting shares held by them or issuable upon conversion of their multiple voting shares. TELUS and Baring are entitled to convert their multiple voting shares into subordinate voting shares at any time. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Registration Rights Agreement".

        As restrictions on resale end, the market price of our subordinate voting shares could decline if the holders of currently restricted subordinate voting shares sell them or are perceived by the market as intending to sell them. Further, we cannot predict the size of future issuances of our subordinate voting shares or the effect, if any, that future issuances and sales of subordinate voting shares will have on the market price of our subordinate voting shares.

We have no current plans to pay regular cash dividends on our subordinate voting shares following this offering and, as a result, you may not receive any return on investment unless you sell your subordinate voting shares for a price greater than that which you paid for it.

        We do not anticipate paying any regular cash dividends on our subordinate voting shares following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our financial performance, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our subordinate voting shares is solely dependent upon the appreciation of the price of our subordinate voting shares on the open market, which may not occur. See "Dividend Policy" for more detail.

Our articles, and certain Canadian legislation contain provisions that may have the effect of delaying or preventing a change in control, limit attempts by our shareholders to replace or remove our current directors and affect the market price of our subordinate voting shares.

        Certain provisions of our articles, together or separately, could discourage potential acquisition proposals, delay or prevent a change in control and limit the price that certain investors may be willing to pay for our subordinate voting shares. For instance, our articles to be effective upon completion of this offering will contain provisions that establish certain advance notice procedures for nomination of candidates for election as directors at shareholders' meetings. A non-Canadian must file an application for review with the minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a "Canadian business" within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Furthermore, limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. Otherwise, there are no limitations either under the laws of Canada or British Columbia, or in our articles on the rights of non-Canadians to hold or vote our subordinate voting shares and multiple voting shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. See "Description of Share Capital—Certain Important Provisions of Our Articles and the BCBCA".

Because we are a corporation incorporated in British Columbia and some of our directors and officers are residents of Canada, it may be difficult for investors in the United States to enforce civil liabilities against us based solely upon the federal securities laws of the United States. Similarly, it may be difficult for Canadian investors to enforce civil liabilities against our directors and officers residing outside of Canada.

        We are a corporation incorporated under the laws of the Province of British Columbia with our principal place of business in Vancouver, Canada. Some of our directors and officers and some of the auditors or other experts named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon us or our directors or officers or such auditors who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or blue sky laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

        Similarly, some of our directors and officers are residents of countries other than Canada and the assets of such persons may be located outside of Canada. As a result, it may be difficult for Canadian investors to initiate a lawsuit within Canada against these non-Canadian residents, and it may be difficult to realize upon or enforce in Canada any judgment of a court of Canada against these non-Canadian residents since a substantial portion of the assets of such persons may be located outside of Canada. In addition, it may not be possible for Canadian investors to collect from these non-Canadian residents on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. It may also be difficult for Canadian investors to succeed in a lawsuit in the United States, based solely on violations of Canadian securities laws.

There could be adverse tax consequences for our shareholders in the United States if we are a passive foreign investment company.

        Based on the Company's income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the subordinate voting shares, the Company does not believe that it was a "passive foreign investment company" (a "PFIC") for its 2019 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company's control, including the relative values of the Company's assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2020 or any subsequent year or that the IRS will agree with the Company's conclusion regarding its PFIC status and would not successfully challenge our position. If we are a PFIC for any taxable year during which a U.S. person holds our subordinate voting shares, such U.S. person may suffer certain adverse federal income tax consequences, including the treatment of gains realized on the sale of subordinate voting shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on subordinate voting shares by individuals who are U.S. persons, the addition of interest charges to the tax on such gains and certain distributions and increased U.S. federal income tax reporting requirements. If, contrary to current expectations, we were a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. shareholders that may mitigate some of these adverse U.S. federal income tax consequences. United States purchasers of our subordinate voting shares are urged to consult their tax advisors concerning United States federal income tax consequences of holding our subordinate voting shares if we are considered to be a PFIC. See the discussion under "Certain U.S. Federal Income Tax Considerations for U.S. Persons—PFIC Rules".

Our articles will provide that any derivative actions, actions relating to breach of fiduciary duties and other matters relating to our internal affairs will be required to be litigated in Canada or the United States, as the case may be, which could limit your ability to obtain a favorable judicial forum for disputes with us.

        Our articles, to be effective upon completion of this offering, will include a forum selection provision that provides that, unless we consent in writing to the selection of an alternative forum, the Supreme Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act (British Columbia) (the "BCBCA") or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision will also provide that our securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. This forum selection provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent you are waiving compliance with U.S. federal securities laws and the rules and regulations thereunder. See "Description of Share Capital—Certain Important Provisions of our Articles and the BCBCA—Forum Selection".

        The enforceability of similar forum selection provisions in other companies' organizational documents, however, has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the forum selection provision to be effective upon completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. Additionally, the forum selection provision, if upheld, may limit our shareholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. The courts of the Province of British Columbia and the United States District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than to our shareholders.

TELUS International (Cda) Inc. is a holding company and, as such, it depends on its subsidiaries for cash to fund its operations and expenses, including future dividend payments, if any.

        As a holding company, our principal source of cash flow will be distributions from our operating subsidiaries. Therefore, our ability to fund and conduct our business, service our debt and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly-owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. Claims of any creditors of our subsidiaries generally will have priority as to the assets of such subsidiary over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us is limited in any way, our ability to fund and conduct our business, service our debt and pay dividends, if any, could be harmed.

If securities or industry analysts do not begin to publish or cease publishing research or reports about us, our business or our market, or if they change their recommendations regarding our subordinate voting shares, the price and trading volume of our subordinate voting shares could decline.

        The trading market for our subordinate voting shares is expected to be influenced by the research and reports that industry or securities analysts publish about us, our business, our market and our competitors. If any of the analysts who cover us or may cover us in the future change their recommendation regarding our subordinate voting shares adversely, or provide more favorable relative recommendations about our competitors, the price of our subordinate voting shares could decline. If securities or industry analysts fail to regularly publish reports on us, we could fail to gain, or if any analyst who covers us or may cover us in the future were to cease coverage of our company, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our subordinate voting shares to decline.

Our organizational documents will permit us to issue an unlimited number of subordinate voting shares, multiple voting shares and preferred shares without seeking approval of the holders of subordinate voting shares.

        Our articles will permit us to issue an unlimited number of subordinate voting shares, multiple voting shares and preferred shares. We anticipate that we may, from time to time, issue additional subordinate voting shares in the future in connection with acquisitions or to raise capital for general corporate or other purposes.

        One of the reasons for our initial public offering is to provide us with the ability to use our subordinate voting shares in the future to fund acquisitions to grow our business. Subject to the requirements of the NYSE and the TSX, we will not be required to obtain the approval of the holders of subordinate voting shares for the issuance of additional subordinate voting shares. Although the rules of the TSX generally prohibit us from issuing additional multiple voting shares, there may be, with the approval of TELUS, certain circumstances where additional multiple voting shares may be issued. Any further issuances of subordinate voting shares or multiple voting shares will result in immediate dilution to existing shareholders and may have an adverse effect on the value of their shareholdings. Additionally, any further issuances of multiple voting shares will significantly lessen the combined voting power of our subordinate voting shares due to the ten-to-one (10-to-1) voting ratio between our multiple voting shares and subordinate voting shares. TELUS and Baring, as holders of our multiple voting shares, may also elect at any time or, in certain circumstances be required to convert their multiple voting shares into subordinate voting shares, which would increase the number of subordinate voting shares. See "Certain Relationships and Related Party Transactions".

        Our articles to be in effect at the time of the completion of this offering will also permit us to issue an unlimited number of preferred shares, issuable in series and, subject to the requirements of the BCBCA, having such designations, rights, privileges, restrictions and conditions, including dividend and voting rights, as our board of directors may determine and which may be superior to those of the subordinate voting shares. The issuance of preferred shares could, among other things, have the effect of delaying, deferring or preventing a change in control of the Company and might adversely affect the market price of our subordinate shares. We have no current or immediate plans to issue any preferred shares following the completion of this offering. Subject to the provisions of the BCBCA and the applicable requirements of the NYSE and the TSX, we will not be required to obtain the approval of the holders of subordinate voting shares for the issuance of preferred shares or to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions as our board of directors may determine. See "Description of Share Capital".

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "seek", "should", "target", "will", "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

        These forward-looking statements include, but are not limited to, statements about:

  •
  our ability to execute our growth strategy, including by expanding services offered to existing clients and attracting new clients;

  •
  our ability to maintain our corporate culture and competitiveness of our service offerings;

  •
  our ability to attract and retain talent;

  •
  the pending review by CFIUS of our acquisition of Lionbridge AI;

  •
  our ability to integrate, and realize the benefits of, our acquisitions of CCC, MITS and Lionbridge AI;

  •
  the relative growth rate and size of our target industry verticals;

  •
  our relationship with TELUS following the consummation of this offering;

  •
  our projected operating and capital expenditure requirements; and

  •
  the impact of the COVID-19 pandemic on our business, financial condition, financial performance and liquidity.

        These factors should not be construed as exhaustive and should be read with the other cautionary statements in this prospectus. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this prospectus. See "Where You Can Find More Information".

        This prospectus contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

        In addition, assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in "Risk Factors". These and other factors could cause our future performance to differ materially from our assumptions and estimates.

        Any references to forward-looking statements in this prospectus include forward-looking information within the meaning of applicable Canadian securities laws.

 INDUSTRY AND MARKET DATA

        This prospectus includes market data and forecasts with respect to current and projected market sizes for digital transformation of customer experience systems and digital customer experience management. Although we are responsible for all of the disclosure contained in this prospectus, in some cases we rely on and refer to market data and certain industry forecasts that were obtained from third party surveys, market research, consultant surveys, publicly available information and industry publications and surveys that we believe to be reliable. Unless otherwise indicated, all market and industry data and other statistical information and forecasts contained in this prospectus are based on independent industry publications, reports by market research firms or other published independent sources and other externally obtained data that we believe to be reliable.

        The Everest Global, Inc. ("Everest Group") report (Customer Experience Management (CXM) Annual Report 2019: Delivering Next-Generation Contract Center Services, Everest Group, September 2019) and its content described and cited herein (the "Everest Group Report") represents research opinions or viewpoints, not representations or statements of fact. Unless otherwise specifically stated in the Everest Group Report, the Everest Group Report has not been updated or revised since the original publication date of the Everest Group Report. The opinions expressed in the Everest Group Report are subject to change without notice. Everest Group disclaims all representations and warranties, expressed or implied, with respect to the Everest Group Report, including any warranties of merchantability or fitness for a particular purpose, accuracy or completeness of information. Nothing in the Everest Group Report is considered part of this prospectus.

        Information used in preparing the Everest Group Report may have been obtained from or through the public, the companies in the Everest Group Report, or third-party sources. Everest Group assumes no responsibility for independent verification of such information and has relied on such to be complete and accurate in all respects. To the extent such information includes estimates or forecasts, Everest Group has assumed that such estimates and forecasts have been properly prepared.

        Some market and industry data, and statistical information and forecasts, are also based on management's estimates. Any such market data, information or forecast may prove to be inaccurate because of the method by which we obtain it or because it cannot always be verified with complete certainty given the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties, including those discussed under the captions "Risk Factors" and "Special Note Regarding Forward-Looking Statements".

 USE OF PROCEEDS

        We estimate that the net proceeds to us from our issuance and sale of                subordinate voting shares in this offering will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $            per subordinate voting share, the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full to purchase additional subordinate voting shares from us, we estimate that our net proceeds will be approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We will not receive any proceeds from the sale of subordinate voting shares in this offering by the selling shareholders. After deducting underwriting discounts and commissions, the selling shareholders will receive approximately $             million of net proceeds from this offering (or approximately $             million if the underwriters exercise their over-allotment option in full). See "Principal and Selling Shareholders".

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per subordinate voting share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our net proceeds by approximately $             million, assuming the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Each increase (decrease) of             subordinate voting shares in the number of subordinate voting shares offered by us would increase (decrease) the net proceeds from this offering by approximately $             million, assuming the assumed initial public offering price remains the same, after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing. Any increase or decrease in the net proceeds would not change our intended use of proceeds.

        We intend to use the net proceeds from this offering to repay outstanding borrowings under one or more of the revolving credit facilities or the term loan facilities of our credit agreement and for general corporate purposes. As at September 30, 2020, we had $351.5 million of borrowings outstanding under the revolving credit facilities and $585.0 million outstanding under the term loan facilities of our credit agreement. In connection with the acquisition of Lionbridge AI, we made additional borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities. See "Description of Certain Indebtedness".

 DIVIDEND POLICY

        We have never declared or paid dividends on our subordinate voting shares. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. As such, we do not intend to declare or pay cash dividends on our subordinate voting shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our financial performance, financial condition including leverage levels, contractual restrictions, capital requirements and merger and acquisition opportunities. Our future ability to pay cash dividends on our subordinate voting shares is currently limited by the terms of our credit agreement and may be limited by the terms of any future debt or preferred securities.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as at September 30, 2020:

  •
  on an actual basis;

  •
  on a pro forma basis giving effect to (i) the exercise by Baring of its option to purchase 1,070,253 shares of our Class B common shares and (ii) the acquisition of Lionbridge AI, including (A) borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities and (B) the issuance of 1,678,242 Class A common shares to TELUS and 901,101 Class B common shares to Baring;

  •
  on a pro forma as adjusted basis giving effect to (i) the pro forma items described immediately above, (ii) the exchange of our Class A, Class C and Class D common shares by the holders thereof for Class B and Class E common shares and (iii) the redesignation of our Class B common shares as multiple voting shares and redesignation of our Class E common shares as subordinate voting shares; and

  •
  on a pro forma as further adjusted basis giving effect to (i) the pro forma items described immediately above, (ii) the issuance of                        subordinate voting shares by us in this offering at an assumed initial public offering price of            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and estimated offering expenses payable by us (excluding the potential exercise by the underwriters of their over-allotment option) and (iii) the application of proceeds therefrom to repay outstanding borrowings under one or more revolving or term loan facilities of our credit agreement, as described in "Use of Proceeds".

        We financed our acquisition of Lionbridge AI with approximately $149.6 million in cash received from the issuance of 1,678,242 Class A common shares to TELUS, $80.4 million in cash received from the issuance of 901,101 Class B common shares to Baring and borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities.

        Actual data as at September 30, 2020 in the table below is derived from our unaudited condensed interim consolidated financial statements included in this prospectus. The pro forma data included in the table below is unaudited and is provided for illustrative purposes only.

        You should read this information together with our consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the headings "Summary Historical

Consolidated Financial and Other Data", "Use of Proceeds", and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

	As at September 30, 2020 ($ in millions)
	Actual	Pro Forma	Pro Forma As Adjusted	Pro Forma As Further Adjusted
Cash and cash equivalents(1)	$138.9	$138.9	$	$

Total short-term debt	$11.1	$11.1	$	$

Long term debt
Credit facility(2)	936.5	1,645.5
Deferred debt transaction costs	(7.8)	(11.3)
Lease liabilities	218.7	221.2

Total long-term debt	1,147.4	1,855.4

Owners' equity:
Class A common shares—unlimited shares authorized; 31,304,419 shares issued and outstanding, actual; 32,982,661 shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted and pro forma as further adjusted	224.9	374.5
Class B common shares—unlimited shares authorized; 16,282,910 shares issued and outstanding, actual; 18,254,264 shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted and pro forma as further adjusted	312.2	459.1
Class C common shares—unlimited shares authorized; 928,660 shares issued and outstanding, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted and pro forma as further adjusted	50.7	50.7
Class D common shares—unlimited shares authorized; 722,021 shares issued and outstanding, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted and pro forma as further adjusted	20.0	20.0
Class E common shares—unlimited shares authorized; 1,449,004 shares issued and outstanding, actual and pro forma; no shares authorized, issued and outstanding, pro forma as adjusted and pro forma as further adjusted	90.0	90.0
Share option awards	1.6	1.6
Subordinate Voting Shares—no shares authorized, issued and outstanding, actual and pro forma; shares authorized, issued and outstanding, pro forma as adjusted; shares authorized, issued and outstanding, pro forma as further adjusted	—	—
Multiple Voting Shares—no shares authorized, issued and outstanding, actual and pro forma; shares authorized, issued and outstanding, pro forma as adjusted and pro forma as further adjusted	—	—
Share issuance cost	(6.8)	(6.8)
Retained earnings (deficit)	11.5	11.5
Accumulated other comprehensive income	40.0	40.0

Total owners' equity	744.1	1,040.6

Total capitalization	$1,891.5	$2,896.0	$	$

(1)
Includes cash and temporary investments, net.
(2)
As of December 31, 2020, there were approximately $1,568 million of borrowings outstanding.

        The            subordinate voting shares issued and outstanding, pro forma, and pro forma as adjusted and            subordinate voting shares outstanding pro forma as further adjusted excludes:

  •
  up to            subordinate voting shares issuable upon the exercise of U.S. dollar-denominated equity share option awards previously issued to certain of our executive officers and outstanding as of the date of this prospectus, at exercise prices ranging from $            to $            ; and

  •
  up to            subordinate voting shares issuable pursuant to the compensation plans we intend to adopt in connection with the offering.

 DILUTION

        If you invest in our subordinate voting shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per subordinate voting share in this offering and the pro forma net tangible book value per subordinate voting share after this offering. Dilution results from the fact that the initial public offering price per subordinate voting share is substantially in excess of the net tangible book value per subordinate voting share attributable to the existing shareholders for our presently outstanding subordinate voting shares. Our net tangible book value per subordinate voting share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of subordinate voting shares issued and outstanding.

        As at                , we had a historical net tangible book value of $            , or $            per subordinate voting share, based on                        pro forma subordinate voting shares outstanding as at such date. Dilution is calculated by subtracting net tangible book value per subordinate voting share from the assumed initial public offering price of $             per subordinate voting share, which is the midpoint of the price range set forth on the cover page of this prospectus.

        Investors participating in this offering will incur immediate and substantial dilution. Without taking into account any other changes in such net tangible book value after                 , after giving effect to the sale of subordinate voting shares in this offering, assuming an initial public offering price of $            per subordinate voting share (the midpoint of the price range set forth on the cover page of this prospectus), less the underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as at                would have been approximately $            , or $            per subordinate voting share. This amount represents an immediate decrease in net tangible book value of $            per subordinate voting share to the existing shareholders and immediate dilution of $            per subordinate voting share to investors purchasing our subordinate voting shares in this offering.

        The following table illustrates this dilution on a per subordinate voting share basis:

Assumed initial public offering price per subordinate voting share		$
Pro forma net tangible book value per subordinate voting share as at	$
Increase in pro forma net tangible book value per subordinate voting share attributable to new investors in this offering

Pro forma net tangible book value per subordinate voting share after this offering

Dilution in net tangible book value per subordinate voting share to new investors in this offering		$

        Each $1.00 increase in the assumed initial public offering price of $            per subordinate voting share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value per subordinate voting share after this offering by $            per subordinate voting share and would increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each $1.00 decrease in the assumed initial public offering price of $            per subordinate voting share would increase (decrease) our pro forma net tangible book value per subordinate voting share after this offering by $            per subordinate voting share and increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the number of subordinate voting shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Each increase of                subordinate voting shares in the number of subordinate voting shares offered by us would increase (decrease) the pro forma net tangible book value by $            per subordinate voting share and

increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each decrease of                subordinate voting shares in the number of subordinate voting shares offered by us would increase (decrease) the pro forma net tangible book value by $            per subordinate voting share and increase (decrease) the dilution to new investors by $            per subordinate voting share, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

        The following table summarizes, as at                        , on the pro forma basis described above, the aggregate number of subordinate voting shares purchased from us, the total consideration paid to us, and the average price per subordinate voting share paid by purchasers of such subordinate voting shares and by new investors purchasing subordinate voting shares in this offering.

Subordinate Voting Shares Purchased
				Total Consideration			Average Price Per Subordinate Voting Share
	Number	Percent		Amount	Percent
Existing shareholders(1)			%	$		%	$
New investors

Total		100.0%			100.0%

(1)
Does not give effect to the sale of                        subordinate voting shares by the selling shareholders in this offering or to the exercise of the underwriters of their over-allotment option.

        After giving effect to the sale of                        subordinate voting shares by the selling shareholders in this offering, the percentage of our subordinate voting shares held by existing shareholders would be        % and the percentage of our subordinate voting shares held by new investors would be        %. If the underwriters were to fully exercise their over-allotment option to purchase additional subordinate voting shares from the selling shareholders, the percentage of our subordinate voting shares held by existing shareholders would be         %, and the percentage of our subordinate voting shares held by new investors would be        %.

CCC

Overview of CCC

        On January 31, 2020, through the acquisition of a predecessor entity to Triple C Holding, we completed our acquisition of CCC for cash consideration of $873.0 million. CCC is a leading provider of higher-value-added business services with a focus on trust and safety, including content moderation. We have consolidated CCC in our financial results since the closing of the acquisition. On December 16, 2020, Triple C Holding was merged into TELUS International Germany GmbH with TELUS International Germany GmbH as the surviving entity.

        The following is a summary of financial results for CCC for the years ended December 31, 2019 and 2018, which are financial periods prior to our acquisition of CCC. You should read the following discussion together with the audited annual consolidated financial statements and related notes for CCC for such periods, which are included in this prospectus. You should also review the discussion and analysis of our financial condition and financial performance, which is included in "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our unaudited condensed interim consolidated financial statements for the nine-month period ended September 30, 2020, which consolidate CCC from the date of the acquisition. You should also review our unaudited pro forma condensed combined consolidated financial information, which is included in this prospectus, which give effect to the acquisition of CCC by us as of January 1, 2019. See "Unaudited Pro Forma Condensed Combined Consolidated Financial Information".

        Operating revenues of CCC increased by €75.3 million, or 31.1%, to €317.9 million in 2019 due to growth in revenue from clients, including, in particular, revenues derived from a new client acquired at the end of 2017. Operating expenses in 2019 correspondingly increased by €44.2 million, or 21.4%, from 2018 as a result of increased employee benefits expenses resulting from additional personnel required to service the incremental growth in revenue. Employee benefits expense as a percentage of revenue was 62.8% in 2019 versus 63.3% in the prior year; this is due to the increase in the client mix towards higher margin accounts. Net income increased from €14.1 million in 2018 to €40.0 million in 2019, representing a 183.4% increase year-over-year.

        Total assets in 2019 increased by €8.7 million, or 2.5%, from 2018 principally as a result of increases in cash and cash equivalents, offset by amortization of intangible assets. Current liabilities in 2019 increased to €68.9 million from €44.6 million, or by 54.5%, from 2018 principally due to an increase in income and other taxes payable resulting from higher net income. Total liabilities decreased from €278.1 million in 2018 to €247.2 million in 2019, or by 11.1%, representing a decrease in long-term debt of €50.7 million, which was offset in part by the increase in income taxes payable noted above.

        Cash provided by operating activities increased from €40.1 million in 2018 to €87.0 million in 2019 due to an increase in net income adjusted for non-cash expenses of €15.7 million plus a change in working capital of €18.4 million. Cash used by investing activities in 2019 decreased by €119.7 million to €6.1 million, or by 95%, resulting from the cash payments of €113.4 million in January 2018 used to acquire CCC. Cash provided by financing activities in 2019 was a net cash outflow of €57.3 million, as compared to a net cash inflow of €94.9 million in the prior year. The change in the cash from financing activities was due to a €168.7 million long term debt issuance and capital contributions of €52.9 million in 2018, with no similar transactions in 2019. In addition, both interest paid in connection with long term debt and leases was lower in 2019 as compared to 2018.

Non-GAAP Measures

        The following are certain non-GAAP measures for CCC that are comparable with the non-GAAP measures that our management regularly monitors to evaluate our performance and analyze underlying business performance and trends. We believe that investors will find a comparable presentation of non-GAAP measures for CCC useful in period over period comparisons and for an evaluation of our performance on a combined basis. For a discussion of our non-GAAP measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Condition—Non-GAAP Measures".

CCC Adjusted Net Income

        CCC's adjusted net income ("CCC Adjusted Net Income") is calculated by excluding other income, restructuring and other costs, share based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets, and the related tax impacts of these adjustments, from net income, the most directly comparable GAAP measure. Other operating income, share based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets are non-cash items and we do not consider these excluded items to be indicative of CCC's operating performance. Restructuring and other costs are largely comprised of business acquisition costs and integration expenses that are not reflective of CCC's ongoing operations. CCC Adjusted Net Income should not be considered an alternative to net income in measuring CCC's performance.

(in millions)	2019	2018
Net income	€40.0	€14.1
Add back (deduct):
Other operating income(a)	(1.0)	(3.7)
Restructuring and other costs	—	—
Share-based compensation expense	—	—
Foreign exchange (gain) loss	—	—
Amortization of purchased intangible assets(b)	15.6	15.2
Tax effect of the adjustments above	(4.3)	(4.3)

CCC Adjusted Net Income	€50.3	€21.3

(a)
Other operating income is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of foreign currency transactions.

(b)
Amortization of purchased intangible assets is excluded because this is a non-cash charge and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination. The revenue generated by such purchased intangible assets is not excluded from CCC's revenues and, as a result, CCC Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.

CCC Adjusted EBITDA

        CCC's adjusted EBITDA ("CCC Adjusted EBITDA") excludes from net income non-cash items and items that do not reflect the underlying performance of CCC's business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of CCC's ability to service or incur debt. These items were added back for the same reasons described above in CCC Adjusted Net Income. CCC Adjusted EBITDA should not be considered an alternative to net income in measuring CCC's performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these non-cash items and items that do not reflect the underlying performance of our business is more reflective of underlying business trends, CCC's operational performance and overall business strategy.

(in millions)	2019	2018
Net income	€40.0	€14.1
Add back (deduct):
Other operating income	(1.0)	(3.7)
Interest expense	7.1	13.9
Foreign exchange	—	—
Income taxes	20.2	8.1
Depreciation and amortization	27.4	25.1
Share-based compensation expense	—	—
Restructuring and other costs	—	—

CCC Adjusted EBITDA	€93.7	€57.5

 Lionbridge AI

        On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement we entered into with an indirect holding company of Lionbridge Technologies, Inc. to acquire LBT Intermediate Holdings, Inc., which holds Lionbridge AI, for cash consideration of $939.0 million, subject to post-closing adjustments.

        In connection with the acquisition, we, along with Lionbridge AI, submitted a declaration filing with CFIUS. At the end of its 30-day assessment of the declaration filing, CFIUS requested that we file a joint voluntary notice pursuant to Section 721 of the Defense Production Act, which triggered an additional 45-day review period. CFIUS advised us that the additional review is not directed specifically at our acquisition of Lionbridge AI, but is focused on certain commercial relationships TELUS has with certain foreign network infrastructure vendors. We have submitted the requested joint notice filing and provided additional information requested by CFIUS staff. Based on our discussions with CFIUS staff, we determined we could close the acquisition of Lionbridge AI before expiry of the 45-day period. The statutory review period for the joint voluntary notice expires in February 2021. While we expect that CFIUS will complete its review of the joint voluntary notice and clear our acquisition of Lionbridge AI without condition, CFIUS may request that we and TELUS make assurances regarding our use in the United States of certain network infrastructure equipment sold by foreign entities. TELUS International does not believe assurances of this nature, if requested, or other conditions that could be imposed by CFIUS, if imposed, will have a material impact on its business. See "Risk Factors—Risks Related to Our Acquisition of Lionbridge AI and its Business—Our acquisition of Lionbridge AI remains subject to review by CFIUS and we are not certain how the outcome of the review will impact our business".

        We financed the acquisition with approximately $149.6 million in cash received from the issuance of 1,678,242 Class A common shares to TELUS, $80.4 million in cash received from the issuance of 901,101 Class B common shares to Baring and borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities.

Overview of Lionbridge AI

        Lionbridge AI annotates data in text, images, videos and audio in more than 300 languages and dialects for technology companies in social media, search, retail and mobile. Lionbridge AI is a global provider of crowd-based training data through various service offerings and the use of a proprietary annotation solution used in the development of AI algorithms to power machine learning. Lionbridge AI has developed a proprietary data annotation solution of tools and processes that is used in combination with a flexible, crowdsourced community of over one million annotators, linguists and specialists across different languages, demographics and other characteristics across six continents. Lionbridge AI's solutions help improve data functionality and deliver secure, compliant, scalable and high-quality solutions for its clients. Lionbridge AI's clients include some of the leading providers of digital assistants, search engines and advertising networks. Data annotation is the process of labeling data needed to train AI systems.

        IDC estimates that total spending on AI technologies to reach $110.1 billion by 2024 growing at approximately 22% from $50.1 billion in 2020. Based on market research surveys, we estimate that the data annotation market is sized at approximately $2 billion to $3 billion in 2020. Currently the market demand is driven by large technology companies, however, demand is growing from other enterprises as AI adoption increases. We believe the data annotation market is expected to grow at a compound annual growth rate of approximately 21% reaching to a size of approximately $3.5 billion to $4.5 billion by 2023.

        To deliver its annotation solutions, Lionbridge AI sources a large and diverse workforce from its global crowd database, which is supplemented, as needed, through additional targeted recruiting focusing on attributes such as number of years in current geographic location, native language proficiency, age and other attributes as may be requested by the client or necessary for the purposes of a particular project. Lionbridge AI's projects regularly require up to several thousand annotators in multiple geographies and languages that have to be ramped up expeditiously to meet client needs. There are approximately 30,000 annotators deployed at one time across all active projects and this figure is expected to grow as the business expands. Lionbridge AI provides its annotators with proprietary educational materials and necessary tools, tracks each annotator's efficiency and quality and processes payments to its annotators across over 85 countries. This workforce is organized through a process and solution for annotator sourcing, education and management that is supported by approximately 750 employees around the world, including Canada, China, Costa Rica, Denmark, Finland, France, Germany, India, Ireland, Japan, South Korea, Poland, Spain, Turkey, the United Kingdom and the United States. Lionbridge AI is headquartered in Waltham, Massachusetts.

        Lionbridge AI has clients who include some of the largest North American technology companies that drive the majority of demand for AI enablement today, and Lionbridge AI delivers secure and scalable solutions for high quality, complex content relevance, speech, text, video and image annotation. Lionbridge AI primarily competes with Appen Limited in the text and content relevance sections of the data annotation market, and with specialized vendors who provide managed data labelling services and technology solutions with a deeper focus on image and video data. Lionbridge AI benefits from its incumbent status in this industry, having formed valuable, long-tenured relationships with its clients, including an approximately 15-year relationship with its top client, a leading global search engine company.

        The history of successful project delivery at scale and quality of annotated data, driven by Lionbridge AI's ability to hire, onboard and manage a large community of qualified annotators and its proprietary crowdsourcing solutions of tools and processes are the key strengths of its business and positions Lionbridge AI to be able to maintain and expand its existing relationships with its large technology company clients, invest in new AI programs and regularly refresh existing AI algorithms. Lionbridge AI is also well positioned to capture new clients as the adoption of AI technologies across all industries is expected to increase.

        The acquisition of Lionbridge AI further supplemented our existing portfolio of next-generation digital solutions for global and disruptive brands, positioning us to better support our clients' digital transformation journeys and to enhance our long-term value creation capabilities. We expect that combining Lionbridge AI's track record of high quality data annotation and specialized and diversified global talent pool with our carrier grade infrastructure, strong client relationships in multiple industries and highly-skilled and engaged teams will allow our combined business to scale even more rapidly as we sell into a diverse set of industries and become more responsive to larger contracts. For a discussion of certain risk factors associated with the acquisition of Lionbridge AI and related to its business, see "Risk Factors—Risks Related to Our Acquisition of Lionbridge AI and its Business".

Summary Historical Financial Results

        The following is a summary of financial results for Lionbridge AI for the years ended December 31, 2019 and 2018, and the nine months ended September 30, 2020 and 2019. You should read the following discussion together with the combined financial statements and related notes for Lionbridge AI for such periods, which are included in this prospectus. You should also review our unaudited pro forma condensed combined consolidated financial information, which is included in this prospectus, which gives effect to the acquisitions of Lionbridge AI and CCC by us. See "Unaudited Pro Forma Condensed Combined Consolidated Financial Information".

        Revenues of Lionbridge AI increased by $34.8 million, or 24.3%, to $178.1 million in the nine months ended September 30, 2020 as compared to the nine months ended September 30, 2019, predominately driven by an increase in revenue with its largest client. For the nine months ended September 30, 2020, costs of revenue and operating expenses increased by $31.2 million, or 24.6%, from the nine months ended September 30, 2019, commensurate with the increase in revenue. Net income increased by $2.5 million in the nine months ended September 30, 2019 to $14.2 million in the nine months ended September 30, 2020.

        Revenues of Lionbridge AI increased by $44.9 million, or 29.5%, to $197.1 million in 2019 as compared to 2018, predominantly driven by an increase in revenue with its largest client. For 2019, costs of revenues and operating expenses increased by $40.0 million, or 29.9% from 2018, commensurate with the increase in revenue. Net income increased from $13.0 million in 2018 to $16.0 million in 2019, representing a 23.5% increase year-over-year in conjunction with the increase in revenue, which was offset in part by the increase in income tax expense.

        Total assets as at September 30, 2020 increased by $1.3 million, or 1% principally, as compared to September 30, 2019, which is not significant. Total liabilities as at September 30, 2020 increased to $34.1 million from $30.6 million, or by 11.1%, as compared to September 30, 2019 principally due to an increase in accrued contractor expenses, commensurate with the increased revenue.

        Total assets as at December 31, 2019 increased by $2.0 million, or 1.6% from December 31, 2018 principally as a result of increase in receivables, commensurate with the increase in revenue, offset by the decrease in net book value of intangible assets due to the amortization expense recognized during the year ended December 31, 2019. Total liabilities as at December 31, 2019 increased to $30.6 million from $27.4 million, or by 11.6%, from December 31, 2018 principally due to the increase in accounts payable and accrued expenses, as a result of the increase in the operating expense and cost of revenues year-over-year, which was offset in part by a decrease in the deferred tax liability.

        Cash provided by operating activities increased from $14.6 million in the nine months ended September 30, 2019 to $17.1 million in the nine months ended September 30, 2020 due to the higher net income generated during the period. Cash provided by financing activities in the nine months ended September 30, 2020 was a net cash outflow of $16.7 million, as compared to $14.6 million in the same period of the prior year. The change in the cash from financing activities was due to an increase in the cash repatriated to the parent as a result of the increase in cash generated from operating activities.

        Cash provided by operating activities increased from $10.7 million for the year ended December 31, 2018 to $17.9 million for the year-ended December 31, 2019 due to the increase in net income and the increase in cash provided by change in non-cash working capital. Cash used by investing activities for the year ended December 31, 2019 was consistent with the prior year. Cash provided by financing activities for the year ended December 31, 2019 was a net cash outflow of $17.8 million, as compared to $10.7 million in the prior year. The change in the cash from financing activities was due to an increase in the cash repatriated to the parent as a result of the increase in cash generated from operating activities.

Non-GAAP Measures

        The following are certain non-GAAP measures for Lionbridge AI that are comparable with the non-GAAP measures that our management regularly monitors to evaluate our performance and analyze underlying business performance and trends. We believe that investors will find a comparable presentation of non-GAAP measures for Lionbridge AI useful in period over period comparisons and for an evaluation of our performance on a combined basis. For a discussion of our non-GAAP measures, see "Management's Discussion and Analysis of Financial Condition and Results of Operations and Financial Condition—Non-GAAP Measures".

Lionbridge AI Adjusted Net Income

        Lionbridge AI's adjusted net income ("Lionbridge AI Adjusted Net Income") is calculated by excluding other operating income, restructuring and other costs, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets, and the related tax impacts of these adjustments, from net income, the most directly comparable GAAP measure. Other operating income, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets are non-cash items and we do not consider these excluded items to be indicative of Lionbridge AI's operating performance. Restructuring and other costs are largely comprised of business acquisition costs and integration expenses that are not reflective of Lionbridge AI's ongoing operations. Lionbridge AI Adjusted Net Income should not be considered an alternative to net income in measuring Lionbridge AI's performance.

	Year Ended December 31,		Nine Months Ended September 30,
(in millions)	2019	2018	2020	2019
Net income	$16.0	$13.0	$14.2	$11.7
Add back (deduct):
Other operating income	—	—	—	—
Restructuring and other costs	—	—	—	—
Share-based compensation expense	0.6	0.2	0.4	0.2
Foreign exchange (gain) loss	—	—	—	—
Amortization of purchased intangible assets(a)	4.0	4.0	3.0	3.0
Tax effect of the adjustments above	(1.2)	(1.2)	(0.9)	(0.9)

Lionbridge AI Adjusted Net Income(b)	$19.4	$16.0	$16.7	$14.0

(a)
Amortization of purchased intangible assets is excluded because this is a non-cash charge and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination. The revenue generated by such purchased intangible assets is not excluded from Lionbridge AI's revenues and, as a result, Lionbridge AI Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.

(b)
Lionbridge AI Adjusted Net Income includes shared cost allocations from the parent company of approximately $22 million in 2019 and approximately $18 million in 2018. We anticipate the equivalent costs to be approximately $10 million to operate Lionbridge AI as a standalone entity on a full year basis.

Lionbridge AI Adjusted EBITDA

        Lionbridge AI's adjusted EBITDA ("Lionbridge AI Adjusted EBITDA") excludes from net income non-cash items and items that do not reflect the underlying performance of Lionbridge AI's business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of Lionbridge AI's ability to service or incur debt. These items were added back for the same reasons described above in Lionbridge AI Adjusted Net Income. Lionbridge AI Adjusted EBITDA should not be considered an alternative to net income in measuring Lionbridge AI's performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these non-cash items and items that do not reflect the underlying performance of our business is more reflective of underlying business trends, Lionbridge AI's operational performance and overall business strategy.

	Year Ended December 31,		Nine Months Ended September 30,
(in millions)	2019	2018	2020	2019
Net income	$16.0	$13.0	$14.2	$11.7
Add back (deduct):
Other operating income	—	—	—	—
Interest expense	—	—	—	—
Foreign exchange	—	—	—	—
Income taxes	7.1	5.3	5.9	4.8
Depreciation and amortization	4.0	4.0	3.2	3.1
Share-based compensation expense	0.6	0.2	0.4	0.2
Restructuring and other costs	—	—	—	—

Lionbridge AI Adjusted EBITDA(a)	$27.7	$22.5	$23.7	$19.8

(a)
Lionbridge AI Adjusted EBITDA includes shared cost allocations from the parent company of approximately $22 million in 2019 and approximately $18 million in 2018. We anticipate the equivalent costs to be approximately $10 million to operate Lionbridge AI as a standalone entity on a full year basis.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

        On January 31, 2020, we completed the acquisition of 100% of the outstanding shares of Triple C Holding, the parent holding company of the CCC business. As a result of the acquisition, Triple C Holding became our wholly-owned subsidiary. For more information, see "CCC". On November 6, 2020, we announced that we entered into a stock purchase agreement to acquire the data annotation business of Lionbridge Technologies, Inc., Lionbridge AI for $939.0 million, subject to post-closing adjustments. The acquisition occurred on December 31, 2020. We financed the acquisition with approximately $149.6 million in cash received from the issuance of 1,678,242 Class A common shares to TELUS, $80.4 million in cash received from the issuance of 901,101 Class B common shares to Baring and borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities. For more information, see "Lionbridge AI".

        The following unaudited pro forma condensed combined consolidated statements of income are presented to illustrate the effects of the acquisition based on TELUS International, CCC and Lionbridge AI's historical financial statements and accounting records after giving effect to the acquisitions of CCC and Lionbridge AI and related transaction accounting adjustments for the applicable periods, as described in the notes included below. The historical financial statements of TELUS International reflect the costs of a separate stand-alone entity and any adjustments to reflect autonomous operations would not be material.

        The unaudited pro forma condensed combined consolidated statement of income for the nine-month period ended September 30, 2020, combines TELUS International's unaudited condensed interim consolidated statement of income for the nine-month period ended September 30, 2020, CCC's unaudited condensed interim consolidated statement of income for the one-month period ended January 31, 2020, and Lionbridge AI's unaudited condensed interim combined statement of income for the nine-month period ended September 30, 2020, giving effect to the acquisitions as if they had occurred on January 1, 2019, the first day of TELUS International's fiscal year ended December 31, 2019.

        The unaudited pro forma condensed combined consolidated statement of income for the nine-month period ended September 30, 2019, combines TELUS International's unaudited condensed interim consolidated statement of income for the nine-month period ended September 30, 2019, CCC's unaudited condensed interim consolidated statement of income for the nine-month period ended September 30, 2019 and Lionbridge AI's unaudited condensed interim combined statement of income for the nine-month period ended September 30, 2019, giving effect to the acquisitions as if they had occurred on January 1, 2019, the first day of TELUS International's fiscal year ended December 31, 2019.

        The unaudited pro forma condensed combined consolidated statement of income for the year ended December 31, 2019, combines TELUS International and CCC's audited consolidated statements of income for the year ended December 31, 2019, and Lionbridge AI's audited combined statement of income for the year ended December 31, 2019, giving effect to the acquisitions as if they had occurred on January 1, 2019, the first day of the TELUS International's fiscal year ended December 31, 2019.

        The unaudited pro forma condensed combined consolidated statement of financial position as at September 30, 2020 combines TELUS International's unaudited condensed interim consolidated statement of financial position as at September 30, 2020, which reflects the acquisition of CCC that occurred in January 2020, and Lionbridge AI's unaudited condensed combined balance sheet as at September 30, 2020, giving effect to the acquisition as if it had occurred on September 30, 2020.

        The transaction accounting adjustments reflect only the application of required accounting to the acquisition linking the effects of the acquired business and expected acquisition to TELUS International's historical financial statements. The unaudited pro forma condensed combined consolidated statements of income and statement of financial position should be read in conjunction with the accompanying notes. In addition, the unaudited pro forma condensed combined consolidated financial information is based on, and should be read in conjunction with the following historical consolidated financial statements, including the related notes:

  •
  audited consolidated financial statements of TELUS International as at and for the year ended December 31, 2019, and the related notes;

  •
  unaudited condensed interim consolidated financial statements of TELUS International as at September 30, 2020 and for the nine-month periods ended September 30, 2020 and 2019, and the related notes;

  •
  audited consolidated financial statements of CCC as at and for the year ended December 31, 2019, and the related notes;

  •
  unaudited condensed interim consolidated financial statements of CCC as at September 30, 2019 and for the nine-month periods ended September 30, 2019 and 2018, and the related notes;

  •
  audited combined financial statements of Lionbridge AI as at and for the years ended December 31, 2019 and 2018, and the related notes; and

  •
  unaudited condensed combined interim financial statements of Lionbridge AI as at September 30, 2020, and for the nine-month periods ended September 30, 2020 and 2019, and the related notes.

        As the historical consolidated financial statements of CCC have been presented in euros, the unaudited pro forma condensed combined consolidated financial information reflects a translation of such statements into U.S. dollars. See Note 2 in the accompanying notes to the unaudited pro forma condensed combined consolidated financial information for the translation methodology. Based on its review of CCC's historical consolidated financial statements, prepared in accordance with IFRS as issued by the IASB, TELUS International is not aware of any further adjustment that would be required to CCC's historical financial statements in connection with the preparation of the unaudited pro forma condensed combined consolidated financial information.

        As the historical combined financial statements of Lionbridge AI have been presented in U.S. dollars, no foreign exchange translation is required. The audited financial statements of Lionbridge AI have been prepared in accordance with U.S. GAAP, but all financial data of Lionbridge AI included in the unaudited pro forma condensed combined consolidated statements of income and statement of financial position has been conformed from accounting principles under U.S. GAAP to IFRS as issued by the IASB. We have assessed the differences between the two sets of standards and have determined the impact to be immaterial on the pro forma condensed combined consolidated financial information. The unaudited condensed interim consolidated financial statements of CCC for the one-month period ended January 31, 2020, are not included in this prospectus.

        The transaction accounting adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined consolidated financial information prepared in accordance with the rules and regulations of the SEC.

        The unaudited pro forma condensed combined consolidated statements of income have been prepared by TELUS International in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786, which is referred to herein as Article 11. TELUS International has voluntarily complied with Release No. 33-10786 in advance of its mandatory compliance date.

        The unaudited pro forma condensed combined consolidated financial information has been presented for informational purposes only and does not purport to represent the actual results of operations that TELUS International, CCC, and Lionbridge AI would have achieved had the companies been combined during the periods presented and are not intended to project the future results of operations that the combined company may achieve after the acquisition. The unaudited pro forma condensed combined consolidated statements of income do not reflect any potential synergies that may be realized as a result of the acquisition and also do not reflect any restructuring or integration related costs to achieve those potential synergies. Prior to the acquisition, Lionbridge AI incurred shared cost allocations from its parent company of approximately $22.0 million in 2019 and approximately $18 million in 2018. We expect the equivalent annual costs to be approximately $10.0 million annually to operate Lionbridge AI as a standalone entity in the first year of operations. This includes applications support and maintenance, data infrastructure, human resources, finance, treasury and administrative expenses.

 Unaudited Pro Forma Condensed Combined Consolidated Statement of Income for the
Nine Months Ended September 30, 2020

	Historical
					CCC Transaction Accounting Adjustments[2]		Lionbridge AI Transaction Accounting Adjustments[3]
Nine months ended September 30, 2020 (millions)	TELUS International	CCC January 31, 2020	CCC January 31, 2020[1]	Lionbridge AI					Pro Forma Combined
REVENUES
Revenues arising from contracts with customers-service	$1,139.3	€29.4	$32.7	$178.1	$—		$—		$1,350.1

OPERATING EXPENSES
Goods and services purchased	219.4	1.8	2.0	90.3	(23.0)	(3a)	(0.1)	(4a)	288.6
Employee benefits expense	708.0	18.5	20.5	64.5	—		—		793.0
Depreciation	72.6	1.0	1.1	0.2	—		—		73.9
Amortization of intangible assets	59.7	1.3	1.4	3.0	3.9	(3a)	34.4	(4a)	102.4

	1,059.7	22.6	25.0	158.0	(19.1)		34.3		1,257.9

OPERATING INCOME	79.6	6.8	7.7	20.1	19.1		(34.3)		92.2
Changes in business combination-related provisions	(73.4)	—	—	—	—		—		(73.4)
Interest expense	34.3	7.3	8.1	—	(2.0)	(3b)	12.4	(4b)	52.8
Foreign exchange	2.2	—	—	—	—		—		2.2

INCOME BEFORE INCOME TAXES	116.5	(0.5)	(0.4)	20.1	21.1		(46.7)		110.6
Income taxes	34.6	0.2	0.2	5.9	1.7	(3c)	(9.9)	(4c)	32.5

NET INCOME	$81.9	€(0.7)	$(0.6)	$14.2	$19.4		$(36.8)		$78.1

NET INCOME PER COMMON SHARE
Basic	$1.66								$1.49
Diluted	$1.65								$1.48

See the accompanying notes to the unaudited pro forma condensed combined consolidated financial information, which are an integral part of these statements.

1
Please refer to Note 1 for the translation methodology

2
Please refer to Note 3 for details of each of the CCC transaction accounting adjustments

3
Please refer to Note 4 for details of each of the Lionbridge AI transaction accounting adjustments

 Unaudited Pro Forma Condensed Combined Consolidated Statement of Income for the
Nine Months Ended September 30, 2019

	Historical
							Lionbridge AI Transaction Accounting Adjustments[3]
Nine months ended September 30, 2019 (millions)	TELUS International	CCC	CCC[1]	Lionbridge AI	CCC Transaction Accounting Adjustments[2]				Pro Forma Combined
OPERATING REVENUES
Revenues arising from contracts with customers-service	$747.1	€234.6	$263.6	$143.3	$—		$—		$1,154.0
OPERATING EXPENSES
Goods and services purchased	132.9	17.3	19.4	67.2	23.0	(3a)	23.8	(4a)	266.3
Employee benefits expense	463.5	148.1	166.4	56.6	—		—		686.5
Depreciation	53.1	8.1	9.1	0.1	—		—		62.3
Amortization of intangible assets	14.4	12.1	13.6	2.9	34.6	(3a)	34.4	(3a)	99.9

	663.9	185.6	208.5	126.8	57.6		58.2		1,115.0

OPERATING INCOME	83.2	49.0	55.1	16.5	(57.6)		(58.2)		39.0
Changes in business combination-related provisions	(2.5)	—	—	—	—		—		(2.5)
Interest expense	28.0	4.8	5.4	—	3.3	(4b)	12.6	(4b)	49.3
Foreign exchange	(2.3)	(0.7)	(0.8)	—	—		—		(3.1)

INCOME BEFORE INCOME TAXES	60.0	44.9	50.5	16.5	(60.9)		(70.8)		(4.7)
Income taxes	18.3	15.0	16.9	4.8	(10.0)	(3c)	(13.0)	(4c)	17.0

NET INCOME	$41.7	€29.9	$33.6	$11.7	$(50.9)		$(57.8)		$(21.7)

NET INCOME PER COMMON SHARE
Basic	$0.99								$(0.42)
Diluted	$0.99								$(0.42)

See the accompanying notes to the unaudited pro forma condensed combined consolidated financial information, which are an integral part of these statements.

1
Please refer to Note 1 for the translation methodology

2
Please refer to Note 3 for details of each of the CCC transaction accounting adjustments

3
Please refer to Note 4 for details of each of the Lionbridge AI transaction accounting adjustments

 Unaudited Pro Forma Condensed Combined Consolidated Statement of Income for the
Year Ended December 31, 2019

	Historical
					CCC Transaction Accounting Adjustments[2]		Lionbridge AI Transaction Accounting Adjustments[3]
Year ended December 31, 2019 (millions)	TELUS International	CCC	CCC[1]	Lionbridge AI					Pro Forma Combined
OPERATING REVENUES
Revenues arising from contracts with customers—service	$1,019.6	€316.9	$354.7	$197.1	$—		$—		$1,571.4
OPERATING EXPENSES
Goods and services purchased	182.9	23.6	26.4	94.6	23.0	(3a)	23.8	(4a)	350.7
Employee benefits expense	630.4	199.6	223.5	75.4	—		—		929.3
Depreciation	73.1	11.0	12.3	0.1	—		—		85.5
Amortization of intangible assets	19.1	16.4	18.4	3.9	45.7	(3a)	45.9	(4a)	133.0

	905.5	250.6	280.6	174.0	68.7		69.7		1,498.5

OPERATING INCOME	114.1	66.3	74.1	23.1	(68.7)		(69.7)		72.9
Changes in business combination-related provisions	(14.6)	—	—	—	—		—		(14.6)
Interest expense	36.3	7.1	7.9	—	5.3	(3b)	16.8	(4b)	66.3
Foreign exchange	(2.6)	(1.0)	(1.1)	—	—		—		(3.7)

INCOME BEFORE INCOME TAXES	95.0	60.2	67.3	23.1	(74.0)		(86.5)		24.9
Income taxes	26.0	20.2	22.6	7.1	(12.8)	(3c)	(16.4)	(4c)	26.5

NET INCOME	$69.0	€40.0	$44.7	$16.0	$(61.2)		$(70.1)		$(1.6)

NET INCOME PER COMMON SHARE
Basic	$1.64								$(0.03)
Diluted	$1.63								$(0.03)

See the accompanying notes to the unaudited pro forma condensed combined consolidated financial information, which are an integral part of these statements.

1
Please refer to Note 1 for the translation methodology

2
Please refer to Note 3 for details of each of the CCC transaction accounting adjustments

3
Please refer to Note 4 for details of each of the Lionbridge AI transaction accounting adjustments

Unaudited Pro Forma Condensed Combined Consolidated Statements of Financial Position as at September 30, 2020

	Historical
			Lionbridge AI Transaction Accounting Adjustments[1]
As at September 30, 2020 (in millions)	TELUS International	Lionbridge AI			Pro Forma Combined
ASSETS
Current assets
Cash and temporary investments, net	$138.9	$—	$—		$138.9
Accounts receivable	292.4	39.7	—		332.1
Due from affiliated companies	33.3	0.8	—		34.1
Income and other taxes receivable	15.5	—	—		15.5
Prepaid expenses	27.8	1.3	—		29.1
Current derivative assets	2.0	—	—		2.0

	509.9	41.8	—		551.7

Non-current assets
Property, plant and equipment, net	366.7	0.3	2.5		369.5
Intangible assets, net	646.6	33.6	609.4		1,289.6
Goodwill, net	1,003.9	54.0	408.3		1,466.2
Deferred income taxes	13.4	—	—		13.4
Other long-term assets	35.0	—	—		35.0

Assets	2,065.6	87.9	1,020.2		3,173.7

	$2,575.5	$129.7	$1,020.2		$3,725.4

LIABILITIES AND OWNERS' EQUITY
Current liabilities
Short-term borrowings	$11.1	$—	$—		$11.1
Accounts payable and accrued liabilities	308.5	22.9	21.8	(2)	353.2
Due to affiliated companies	32.1	—	—		32.1
Income and other taxes payable	83.6	—	—		83.6
Advance billings and customer deposits	2.4	0.6	—		3.0
Provisions	0.6	—	—		0.6
Current maturities of long-term debt	77.0	—	13.2		90.2
Current portion of derivative liabilities	2.1	—	—		2.1

	517.4	23.5	35.0		575.9

Non-current liabilities
Provisions	18.7	—	—		18.7
Long-term debt	1,070.4	—	698.3		1,768.7
Other long-term liabilities	5.9	0.4	—		6.3
Derivative liabilities	37.6	—	—		37.6
Deferred income taxes	181.4	10.2	176.3		367.9

	1,314.0	10.6	874.6		2,199.2

Liabilities	1,831.4	34.1	909.6		2,775.1

Owners' equity
Common equity	744.1	95.6	110.6	(2)	950.3

	$2,575.5	$129.7	$1,020.2		$3,725.4

See the accompanying notes to the unaudited pro forma condensed combined consolidated financial information, which are an integral part of these statements.

1
Please refer to Note 2b) for a summary of the Lionbridge AI purchase price allocation.

2
Impact of estimated transactions costs of $23.8 million are included in these lines.

 Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

1.     Description of transaction

a)
Description of transaction—CCC

        On January 31, 2020, TELUS International completed the acquisition of CCC and, on such date, CCC became a wholly owned subsidiary of TELUS International. The transaction, purchase price and acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in Note 12(b) of the unaudited condensed interim consolidated financial statements as at and for the nine-month periods ended September 30, 2020 and 2019.

Foreign currency adjustments

        The historical financial statements of CCC are presented in euro. The historical financial information was translated from euro to U.S. dollars using the following historical exchange rates:

U.S. dollar/European euro
Average exchange rate for the nine-months ended September 30, 2019	$1.12
Average exchange rate for the year ended December 31, 2019	$1.12
Average exchange rate for the period ended January 31, 2020	$1.11
b)
Description of transaction—Lionbridge AI

        On November 6, 2020, TELUS International announced that we had entered into an agreement to acquire Lionbridge AI. The acquisition closed on December 31, 2020, with a purchase price of $939.0 million, subject to post-closing adjustments.

Acquisition-date fair values

        Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table. The date of acquisition is December 31, 2020 and therefore our determination of fair values is based on management's best estimate based on information made available to date and is subject to change.

As at acquisition-date fair values (millions $USD)	Lionbridge AI
Assets
Current assets
Accounts receivable(1)	$39.7
Prepaid expenses and other	2.1

41.8

Non-current assets
Property, plant and equipment	2.8
Customer relationships(2)	523.0
Crowdsource platform and processes(3)	120.0

645.8

Total identifiable assets acquired	687.6

Liabilities
Current liabilities
Accounts payable and accrued liabilities	20.9
Lease liabilities	0.7
Advance billings	0.6

22.2

Non-current liabilities
Other long-term liabilities	0.4
Lease liabilities	1.8
Deferred income taxes	186.5

188.7

Total liabilities assumed	210.9

Net identifiable assets acquired	476.7
Goodwill	462.3

Net assets acquired	$939.0

Acquisition affected by way of:
Cash consideration	$939.0

$939.0

(1)
The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)
Customer relationships are generally expected to be amortized over periods of 15 years.

(3)
Crowdsource platform and processes are expected to be amortized over periods of 8 years.

2.     Basis of presentation

        The unaudited pro forma condensed combined consolidated financial information was prepared using the acquisition method of accounting and are based on the historical consolidated financial statements of TELUS International and CCC, and the historical combined financial statements of Lionbridge AI. The historical consolidated financial statements of TELUS International and CCC are both as prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The historical combined financial statements of Lionbridge AI are prepared in accordance with U.S. GAAP. We have assessed the differences in the two standards and have determined the impact to be immaterial on the pro forma condensed combined consolidated financial information. The historical annual and interim balances reflect certain reclassifications of CCC's consolidated statements of income and Lionbridge AI's combined statements of income to conform to TELUS International's presentation in its historical annual audited consolidated statement of income for the year ended December 31, 2019, and unaudited condensed interim consolidated statements of income for the nine months ended September 30, 2020, and September 30, 2019. The acquisition method of accounting is based on IFRS 3, Business Combinations. IFRS 3 requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at acquisition date fair value.

        The assets acquired and liabilities assumed by TELUS International in the acquisition have been measured at their respective preliminary estimated fair values as at the date of the closing of the acquisition of CCC and have been included in TELUS International's unaudited condensed interim consolidated statement of financial position at September 30, 2020, which is included in this prospectus. The assets acquired and liabilities assumed by TELUS International in the acquisition have been measured at their respective preliminary estimated fair values as at the date of the closing of the acquisition of Lionbridge AI. Differences between these preliminary estimates of fair value and final acquisition accounting may occur and those differences could have a material impact on the accompanying unaudited pro forma condensed combined consolidated statements of income and our combined future results of operations and financial position. We will finalize the acquisition accounting as soon as practicable within the required measurement period, but in no event later than one year following the date of the completion of the acquisition.

        IFRS 13 defines the term "fair value", sets forth valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop fair value measures. In addition, market participants are assumed to be buyers and sellers in the principal (or most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

        Under the acquisition method of accounting, the identified assets acquired and liabilities assumed are recorded, at acquisition date fair value and added to those of TELUS International. Financial statements and reported results of operations of TELUS International issued after the completion of the acquisition will reflect these values.

        Under IFRS 3, acquisition-related transaction costs (for example, advisory, legal and other professional fees) are not included as a component of consideration transferred but are accounted for as expenses in the period in which such costs are incurred. Total acquisition-related expenses incurred by TELUS International and CCC amount to $23.0 million and total acquisition-related expenses expected to be incurred by TELUS International and Lionbridge AI amount to $23.8 million; all of these expenses are reflected as transaction accounting adjustments in the unaudited pro forma condensed combined consolidated statements of income for the nine-month period ended September 30, 2019, and the year ended December 31, 2019. These expenses are not expected to continue beyond 12 months after the transaction.

        The unaudited pro forma condensed combined consolidated financial information does not reflect any potential synergies or cost savings that may be realized as a result of the acquisition. These synergies include administrative cost savings and increased cross-selling opportunities. Although we project that higher revenues and cost savings will result from the acquisition, there can be no assurance that these potential synergies will be achieved. The unaudited pro forma condensed combined consolidated financial information also does not reflect any projected restructuring and integration costs associated with the achievement of potential synergies. Rather, these will be recorded in the appropriate accounting periods in which they are incurred.

3      CCC transaction accounting adjustments

        This note should be read in conjunction with Note 1 Description of Transaction and Note 2 Basis of Presentation. Adjustments included in the column under the heading "—CCC Transaction Accounting Adjustments" represent the following:

(a)
Operating expenses are adjusted as follows:

For the Nine-Month Period Ended September 30, 2020 (in millions)

Eliminate CCC's historical intangible asset amortization expense[1]	$(1.4)
Estimated transaction-related intangible asset amortization[2]	5.3
Reverse the transaction expenses recorded in 2020	(23.0)

Estimated adjustment to operating expenses	$(19.1)

For the Nine-Month Period Ended September 30, 2019 (in millions)

Eliminate CCC's historical intangible asset amortization expense[1]	$(12.9)
Estimated transaction-related intangible asset amortization[2]	47.5
Record transaction expenses incurred to close the CCC acquisition	23.0

Estimated adjustment to operating expenses	$57.6

For the Year Ended December 31, 2019 (in millions)

Eliminate CCC's historical intangible asset amortization expense[1]	$(17.5)
Estimated transaction-related intangible asset amortization[2]	63.2
Record transaction expenses incurred to close the CCC acquisition	23.0

Estimated adjustment to operating expenses	$68.7

1
Prior to the acquisition, CCC had recognized transaction-related intangible assets and related amortization expense in their audited consolidated financial statements. As these intangible assets are remeasured at fair value by TELUS International upon acquisition, the historical amortization expense was reversed.

2
The amortization expense was based on the acquisition date fair values of the following:

	Estimated Fair Value	Estimated Useful Life
Customer relationships	€480.8 million	10 years
Brand name	€22.8 million	3 years
Standard operating procedures	€9.1 million	5 years
(b)
Interest expense is adjusted as follows:

For the Nine-Month Period Ended September 30, 2020 (in millions)

Eliminate CCC's historical interest expense[3]	$(3.2)
Estimated incremental interest expense associated with debt issuance to finance the CCC acquisition[3]	1.2

Estimated adjustment to interest expense	$(2.0)

For the Nine-Month Period Ended September 30, 2019 (in millions)

Eliminate CCC's historical interest expense[3]	$(10.2)
Estimated incremental interest expense associated with debt issuance to finance the CCC acquisition[4]	13.5

Estimated adjustment to interest expense	$3.3

For the Year Ended December 31, 2019 (in millions)

Eliminate CCC's historical interest expense[3]	$(11.8)
Estimated incremental interest expense associated with debt issuance to finance the CCC acquisition[4]	17.1

Estimated adjustment to interest expense	$5.3

3
At the time of the acquisition of CCC, TELUS International retired CCC's existing indebtedness.

4
In connection with the acquisition of CCC, TELUS International amended and restated its existing senior secured credit agreement. For the purposes of the pro forma financial information, it is assumed that the credit agreement was amended effective January 1, 2019, and only the mandatory repayments of $7.5 million were made in each subsequent quarter. The weighted average interest rate used in the calculation was 2.40% for 2019 and 2020. For more information on the terms of our credit agreement, see "Description of Certain Indebtedness" in this prospectus.
(c)
The effective income tax rate of the pro forma adjustments for the nine months ended September 30, 2020, the year ended December 31, 2019 and the nine months ended September 30, 2019 is 8.1%, 17.3% and 16.4% respectively. The effective tax rates differ from the statutory income tax rates in effect in the countries in which the pro forma adjustments occur, primarily Canada and Germany, due to the impact of non-deductible amounts incurred and financing arrangements entered as part of the acquisition of CCC.

4.     Lionbridge AI transaction accounting adjustments

        This note should be read in conjunction with Note 1 Description of Transaction and Note 2 Basis of Presentation. Adjustments included in the column under the heading "—Lionbridge AI Transaction Accounting Adjustments" represent the following:

a)
Operating expenses are adjusted as follows:

  For the Nine-Month Period Ended September 30, 2020 (in millions)

Eliminate Lionbridge's AI historical intangible asset amortization expense[1]	$(3.0)
Estimated transaction related intangible asset amortization[2]	37.4
Eliminate transaction costs related to Lionbridge AI acquisition	(0.1)

Estimated adjustment to operating expenses	$34.3

  For the Nine-Month Period Ended September 30, 2019 (in millions)

Eliminate Lionbridge's AI historical intangible asset amortization expense[1]	$(3.0)
Estimated transaction related intangible asset amortization[2]	37.4
Record transaction expenses incurred in connection to the Lionbridge AI acquisition	23.8

Estimated adjustment to operating expenses	$58.2

  For the Year Ended December 31, 2019 (in millions)

Eliminate Lionbridge's AI historical intangible asset amortization expense[1]	$(4.0)
Estimated transaction related intangible asset amortization[2]	49.9
Record transaction expenses incurred in connection to the Lionbridge AI acquisition	23.8

Estimated adjustment to operating expenses	$69.7

1
Prior to the acquisition, Lionbridge AI had recognized transaction related intangible assets and related amortization expense in their combined financial statements. As these intangible assets are remeasured at fair value by TELUS International upon acquisition, the historical amortization expense was reversed.

2
The amortization expense is based on the acquisition date fair values of the following:

	Estimated Fair Value	Estimated Useful Life
Customer relationships	$523.0 million	15 years
Crowdsource platform and processes	$120.0 million	8 years
b)
Interest expense is adjusted as follows:

For the Nine-Month Period Ended September 30, 2020 (in millions)

Estimated incremental interest expense associated with debt issuance to finance the Lionbridge AI acquisition[4]	$12.4

For the Nine-Month Period Ended September 30, 2019 (in millions)

Estimated incremental interest expense associated with debt issuance to finance the Lionbridge AI acquisition[4]	$12.6

For the Year Ended December 31, 2019 (in millions)

Estimated incremental interest expense associated with debt issuance to finance the Lionbridge AI acquisition[4]	$16.8
4
In connection with the acquisition of Lionbridge AI, TELUS International amended and restated its existing senior secured credit agreement. For the purposes of the pro forma financial information, it is assumed that the credit agreement was amended effective January 1, 2019, and only the incremental mandatory repayments of $3.1 million were made in each subsequent quarter, excluding the incremental mandatory repayments on the debt incurred in connection with the acquisition of CCC. The weighted average interest rate used in the calculation was 2.40% for all periods. For more information on the terms of our credit agreement, see "Description of Certain Indebtedness" in this prospectus.
c)
The effective income tax rate of the pro forma adjustments for the nine months ended September 30, 2020, the year ended December 31, 2019 and the nine months ended September 30, 2019 is 21.3%, 18.9% and 18.4% respectively. The effective tax rates differ from the statutory income tax rates in effect in the countries in which the pro forma adjustments occur, primarily Canada and the USA due to the impact of non-deductible amounts incurred and financing arrangements entered as part of the acquisition of Lionbridge AI.

5.     Common shares

        For periods in which TELUS International reports net income, basic and diluted earnings per share is determined by using the weighted average number of common shares and dilutive common share equivalents outstanding during the period. In connection with the acquisition of Lionbridge AI, we issued 2,579,343 shares to existing shareholders in connection with the $230.0 million equity component of the Lionbridge AI acquisition based on an assumptive share price of $89.17. The following table summarizes the weighted average number of common shares outstanding used to calculate the basic and diluted earnings per share with the impacts of the CCC and Lionbridge AI acquisitions:

For the Nine-Month Period Ended September 30, 2020

Basic total weighted average number of common shares outstanding	52,473,600
Effect of dilutive securities
Share option awards	311,538

Diluted total weighted average number of common shares outstanding	52,785,138

For the Nine-Month Period Ended September 30, 2019

Basic total weighted average number of common shares outstanding	51,272,968
Effect of dilutive securities
Share option awards	114,608

Diluted total weighted average number of common shares outstanding	51,387,576

For the Year Ended December 31, 2019

Basic total weighted average number of common shares outstanding	51,272,968
Effect of dilutive securities
Share option awards	139,801

Diluted total weighted average number of common shares outstanding	51,412,769

6.     Sensitivity analysis

        As the Lionbridge AI acquisition has recently closed, there are several assumptions regarding the purchase price allocation and the financing of the transaction, which if actualized differently, could have a material impact on the pro forma condensed combined statement of operations and financial position. In addition, the tax positions and tax rates used in the purchase price allocation and pro forma are preliminary estimates, the assessment is in process and will not be completed until subsequent to the acquisition of Lionbridge AI. Therefore, a sensitivity analysis has been included below to highlight the impact of changes in the fair value of the intangible assets and the interest rate assumed in the calculations above. The number of shares issued to finance a portion of the transaction could also vary based on the share price on the date of issuance, which could impact earnings per share by up to $0.01.

        A 10% increase or decrease in the fair value of identified intangibles would affect the amortization expense as follows:

Assumed change in fair value (in millions)	Fair value of intangible assets	Annual amortization	Incremental amortization recognized
10% increase	$707.3	$54.9	$5.0
10% decrease	$578.7	$44.9	($5.0)

        A 24 basis point increase or decrease in the assumed weighted average interest rate of 2.40% would affect interest expense as follows:

Assumed change in interest rate (in millions, except for interest rate)	Interest rate	Annual interest expense[1]	Incremental amortization recognized
Rate increases	2.64%	$18.5	$1.7
Rate decreases	2.16%	$15.1	($1.7)

1
Assuming an annual period with incremental borrowings of $709.0 million and quarterly repayments of $3.1 million.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables present selected historical consolidated financial data for our business. We have derived selected consolidated statements of income and other comprehensive income data for the years ended December 31, 2019, December 31, 2018, and December 31, 2017, and selected consolidated statements of financial position data as at December 31, 2019, and December 31, 2018, from our audited consolidated financial statements included in this prospectus. The consolidated statement of financial position as at December 31, 2017, is not included in this prospectus. The selected historical consolidated financial data for the years ended December 31, 2018, and December 31, 2017, have been presented without the retrospective application of IFRS 16 Leases and may not be comparable to the selected historical consolidated financial data for the year ended December 31, 2019. We have derived summary consolidated statements of income and other comprehensive income data for the nine months ended September 30, 2020, and September 30, 2019, and summary consolidated statements of financial position data as at September 30, 2020, from our unaudited condensed interim consolidated financial statements included in this prospectus. We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions "Capitalization", "Summary Historical Consolidated Financial and Other Data", and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Our historical results are not necessarily indicative of the results that should be expected in any future period, and our results for any interim period are not necessarily indicative of the results to be expected for a full year.

	Years Ended December 31			Nine Months Ended September 30
Consolidated Statements of Income Data:	2019	2018	2017	2020	2019
	($ in millions, except per share data)
Revenues
Revenues arising from service contracts with customers—service	$1,019.6	$834.6	$573.2	$1,139.3	$747.1
Operating Expenses
Goods and services purchased	182.9	174.9	105.8	219.4	132.9
Employee benefits expense	630.4	522.5	366.5	708.0	463.5
Depreciation	73.1	31.3	25.4	72.6	53.1
Amortization of intangible assets	19.1	18.2	6.8	59.7	14.4

Total Operating Expenses	905.5	746.9	504.5	1,059.7	663.9

Operating Income	114.1	87.7	68.7	79.6	83.2
Changes in business combination-related provisions	(14.6)	(12.6)	—	(73.4)	(2.5)
Interest expense	36.3	23.2	10.1	34.3	28.0
Foreign exchange	(2.6)	8.1	(0.5)	2.2	(2.3)

Income Before Income Taxes	95.0	69.0	59.1	116.5	60.0
Income Taxes	26.0	21.9	15.7	34.6	18.3

Net Income	$69.0	$47.1	$43.4	$81.9	$41.7

Net Income Per Common Share
Basic	$1.64	$1.12	$1.09	$1.66	$0.99
Diluted	$1.63	$1.12	$1.09	$1.65	$0.99

	As at December 31			As at September 30
Consolidated Statement of Financial Position Data:	2019	2018	2017	2020
	($ in millions)
Cash and temporary investments, net	$79.5	$65.6	$85.4	$138.9
Property, plant and equipment, net	301.0	115.2	103.5	366.7
Intangible assets, net	89.7	104.8	35.0	646.6
Goodwill, net	418.4	421.2	228.8	1,003.9
Total assets	1,169.0	909.1	601.9	2,575.5
Current maturities of long-term debt	42.8	6.0	6.0	77.0
Long-term debt	477.7	302.0	264.3	1,070.4
Total liabilities	923.2	712.4	502.1	1,831.4
Common equity	245.8	196.7	99.8	744.1
Total liabilities and owners' equity	1,169.0	909.1	601.9	2,575.5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and financial performance together with our consolidated financial statements and the related notes included in this prospectus. The following discussion is based on financial information prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). The GAAP that we use are the IFRS, as issued by the IASB, which might differ in material respects from accounting principles generally accepted in other jurisdictions, including the United States. The discussion of our financial performance in this section is based on our financial results for the three- and nine-month periods ended September 30, 2020, and the three-year period ended December 31, 2019.

        Information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. By their nature, forward-looking statements are subject to risks and uncertainties and are based on assumptions, including assumptions about future economic conditions, events and courses of action, many of which we do not control. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. You should review the "Risk Factors" section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In our discussion, we also use certain non-GAAP measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures in the "Non-GAAP Measures" section of this discussion and analysis.

Overview

        We are a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our services support the full lifecycle of our clients' digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Over the last 15 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

        TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS Corporation, a leading communications and information technology company in Canada. Since our founding, we have made a number of significant organic investments and acquisitions, with the goal of better serving our growing portfolio of global clients. We have expanded our agile delivery model to access highly qualified talent in multiple geographies, including Asia-Pacific, Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities.

        We believe our ability to help clients realize better business outcomes begins with the talented team members we dedicate to supporting our clients because customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience. We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. Over the past decade, we have made a series of investments in our people predicated upon the core philosophy that our "caring culture" drives sustainable team member engagement, retention and customer satisfaction.

        We have expanded our focus across multiple industry verticals, targeting clients who believe exceptional customer experience is critical to their success. Higher growth technology companies, in particular, have embraced our service offerings and quickly become our largest and most important industry vertical. Today, we are a leading digital customer experience ("CX") innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. We believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities.

        We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journeys. Our services support the full scope of our clients' digital transformations and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We provide strategy and innovation, next-generation technology and IT services, and CX process and delivery solutions to fuel our clients' growth. Our highly skilled and empathetic team members together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and innovate with new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

        We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. We have almost 50,000 team members located in 50 delivery locations across over 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets.

        Today, our clients include over 600 companies across high-growth verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our relationship with TELUS, our largest client and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within our Communications and Media industry vertical. We have renewed our TELUS MSA, which provides for a term of ten years beginning in January 2021 and a minimum annual spend of $200.0 million, subject to adjustment in accordance with its terms. For more information, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement".

Recent Developments

        On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement, dated November 6, 2020 for cash consideration of $939.0 million, subject to post-closing adjustments. The acquisition remains subject to review by CFIUS. For more information on Lionbridge AI, see "Lionbridge AI".

Revenue

        We earn revenues pursuant to contracts which generally take the form of a master services agreement, or other service contracts. MSAs, which are framework agreements with terms generally ranging from three to five years, are supplemented by statements of work ("SOWs") that identify the specific services to be provided and the related pricing for each service. There are a number of factors that impact the pricing of the services identified in each SOW or service contract, including, but not limited to, the nature and scope of services being provided, service levels and, under certain of our MSAs, we are able to share the inflation and foreign exchange risk arising from currency fluctuations. The substantial majority of our revenue is earned pursuant to MSAs or service contracts that are engagements based on per-productive-hour or per-transaction billing models.

        From period to period, the fluctuation in our revenue is primarily a function of changes in service volumes from existing SOWs, new SOWs with existing clients, MSAs signed with new clients, and the impact of foreign exchange on non-U.S. dollar-denominated contracts.

        In each of 2019, 2018 and 2017, TELUS, our largest client and Google, our second largest client in those periods, accounted for more than 10% of our service revenues. In the three- and nine-month periods ended September 30, 2020, and September 30, 2019, TELUS accounted for more than 10% of our service revenues. For each of the last three years, TELUS represented 25.5%, 24.0%, and 31.4% of our service revenue in 2019, 2018 and 2017, respectively. TELUS represented 18.9% and 20.0% of our service revenue in the three- and nine-month periods ended September 30, 2020, respectively, and 27.4% and 25.8% of our service revenue in the three- and nine-month periods ended September 30, 2019, respectively. Google accounted for 11.0%, 11.0%, and 14.0% of our service revenue in 2019, 2018 and 2017, respectively. In addition, Google is the largest client of Lionbridge AI, the data annotation business we acquired on December 31, 2020. Google accounted for 65% of Lionbridge AI's revenue in the year ended December 31, 2019.

        For the three- and nine-month period ended September 30, 2020, our second largest client, which was a leading social media company, accounted for 17.1% and 15.5% of our service revenue, respectively. Google, our second largest client in fiscal year 2019 represented 11.8% and 12.5% of our service revenue for the three- and nine-month periods ended September 30, 2019, respectively. The TELUS MSA provided for a minimum annual volume of services, which was C$175.0 million in 2020, subject to certain adjustments or credits. The actual volume of services provided to TELUS since the inception of the MSA has exceeded the minimum annual volume each year, with our revenue for 2019 exceeding the minimum volume by more than 50%, and representing growth of 32% compared to our revenue for 2018. Our revenue from TELUS for the nine months ended September 30, 2020, has already exceeded the minimum annual volume under the TELUS MSA, with our revenue exceeding the minimum volume by more than 30%, and representing growth of 18.3% compared to our revenue for the nine months ended September 30, 2019. The MSAs we have entered into with our other clients generally do not have minimum annual volume commitments. We have renewed the TELUS MSA, which now provides for a term of ten years beginning in January 2021 and will provide for minimum annual volume of services of $200.0 million, subject to adjustment in accordance with its terms. For more information regarding the TELUS MSA, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement".

        The table below sets forth the percentage of our service revenues derived from our largest clients, which includes TELUS and Google for the periods presented.

	Years Ended December 31			Nine Months Ended September 30
	2019	2018	2017	2020	2019
Top 5 clients	54.7%	54.8%	64.5%	52.9%	54.9%
Top 10 clients	67.4%	69.4%	75.9%	63.3%	67.7%
Top 15 clients	74.5%	77.8%	81.7%	69.0%	74.9%
Top 20 clients	80.1%	82.6%	86.1%	73.7%	80.4%

        We deliver tailored solutions to a variety of industry verticals, including the following, which represent the top five verticals based on a percentage of revenue in 2020:

  •
  Tech and Games

  •
  Communications and Media

  •
  eCommerce and FinTech

  •
  Travel and Hospitality; and

  •
  Healthcare

        The following table sets forth our service revenues by vertical for the periods presented:

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
Revenue by Industry Vertical	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Tech and Games	$321.4	$270.0	$179.0	$171.7	$84.0	$444.4	$238.8
Communications and Media	390.2	317.0	204.5	122.6	101.3	350.6	284.4
eCommerce and FinTech	107.5	91.3	68.5	44.6	27.8	121.8	77.8
Travel and Hospitality	40.0	22.2	17.4	13.1	11.7	37.7	26.8
Healthcare	42.9	39.3	45.8	8.8	10.1	24.9	32.9
Other(1)	117.6	94.8	58.0	65.8	30.4	159.9	86.4

Total	$1,019.6	$834.6	$573.2	$426.6	$265.3	$1,139.3	$747.1

(1)
Includes among others, retail and other financial services; none of the verticals included in this category are individually more than 3% of revenue.

        In the three- and nine-month periods ended September 30, 2020, our Tech and Games industry vertical has experienced the strongest year-over-year growth of all our verticals, making it our largest industry vertical, representing 40.2% and 39.0% of our revenue for the three- and nine-month period ended September 30, 2020, respectively. This growth is largely attributable to the acquisition of CCC in January 2020, and the successful integration of its client base. The eCommerce and FinTech industry vertical has also experienced significant growth, increasing 60.4% and 56.6% in the three- and nine-month periods ended September 30, 2020 as compared to the three- and nine-month periods ended September 30, 2019, which is both attributable to the acquisition of CCC and from new clients over the course of 2020. Despite the impact the COVID-19 pandemic has had on the travel and hospitality industries, our revenue from this industry vertical has also grown year-over-year as we continue to work with our clients to assist them through the challenging environment and from new clients won during the year. We experienced significant growth in all other industry verticals, except healthcare, which declined slightly from 2019 due to a decline in demand for certain of our clients' products and services.

        From 2017 to 2019, as our revenue has grown, our revenue in each of the aforementioned industry verticals has increased commensurately. Communications and Media has increased at a cumulative annual growth rate of 38% over the last two years, due to the acquisition of certain clients through Xavient, which now represent two of our top ten clients, as well as the expansion of services, predominantly focused on the digital enablement of our largest client, TELUS. Our Tech and Games vertical, which we expect to be our largest vertical in 2020, has grown at a cumulative annual growth rate of 34% from 2017 to 2019 as a result of clients acquired from VoxPro Limited ("VoxPro") and through organic growth with Google, our second largest client in fiscal 2019. Our eCommerce and FinTech vertical has grown at a cumulative annual growth rate of 25% from 2017 to 2019 as a result of an increase in volumes with acquired clients including mobile payments and website development clients. We experienced significant growth in all other verticals, except Healthcare, which declined slightly from 2017 to 2019.

        We serve our clients, who are primarily domiciled in the United States, Canada and Europe, from multiple delivery locations across four geographic regions. The table below presents the service revenue generated in each geographic region, based on delivery location, for the periods presented.

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
Geographic Region	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Europe	220.6	200.5	117.1	173.2	57.5	454.5	165.2
North America	260.6	193.0	79.8	96.3	65.4	252.6	190.6
Asia-Pacific	328.6	268.3	209.2	86.6	85.3	244.4	239.8
Central America	209.8	172.8	167.1	70.5	57.1	187.8	151.5

Total	$1,019.6	$834.6	$573.2	$426.6	$265.3	$1,139.3	$747.1

        The number of team members by delivery location is as follows:

	Years Ended December 31			Nine Months Ended September 30
Team Members by Geographic Region	2019	2018	2017	2020	2019
Asia-Pacific(1)	19,238	16,071	13,234	19,248	18,406
Europe(2)	6,449	5,839	5,671	14,251	6,789
Central America(3)	9,923	7,688	7,349	11,681	9.430
North America(4)	2,492	2,685	1,653	3,144	2,559

Total	38,102	32,283	27,907	48,324	37,184

(1)
Comprises Philippines, India, China and Turkey.
(2)
Comprises Austria, Bulgaria, Bosnia and Herzegovina, Germany, Ireland, Latvia, France, Poland, Romania, Slovakia, Spain, Switzerland and United Kingdom.
(3)
Comprises El Salvador and Guatemala.
(4)
Comprises Canada and the United States.

        The table below presents the service revenue based on the location of our clients' headquarters for the nine months ended September 30, 2020.

Location of Client Headquarters	Percentage of Service Revenue
North America	88%
Europe	8%
Asia	4%

        We deliver a variety of services to a diverse set of clients active in various verticals from our delivery locations around the world. However, these services are marketed, sold and delivered to clients in an integrated manner in order to provide a unified, seamless sales and delivery experience. Our chief operating decision maker reviews financial information presented on a consolidated basis for the purposes of evaluating financial performance and making resource allocation decisions. Accordingly, we report our results and manage our business as a single operating and reporting segment. See our consolidated financial statements for further information on our operating segment.

Business Acquisitions

        We continue to enhance our service offerings and delivery platform through both organic growth and strategic acquisitions that support our strategy to design, build and deliver customized solutions for our clients. We typically account for these acquisitions as business combinations and record the assets and liabilities acquired at fair value. Our results are impacted by the effects of purchase accounting, which typically includes the recognition of material intangible assets which result in costs related to amortization expense, respectively, in future periods. Our results are also impacted by additional interest expense when an acquisition is financed with incremental borrowings. As a result of our acquisitions, and the impacts described above, our results year-over-year may not be comparable.

        In August 2017, we acquired a controlling interest in VoxPro, a customer experience technical support and sales operations solutions provider, and we acquired the remaining interest in December 2019, for total cash consideration of $115.5 million. The investment further expanded our customer experience offering, enabled us to develop strategic relationships with key clients and enhanced our sales capabilities in our chosen markets.

        In February 2018, we acquired a controlling interest in Xavient Digital LLC ("Xavient"), a next-generation digital IT consulting company with expertise in artificial intelligence-powered digital transformation services, user interface ("UI") and user experience ("UX") design, open source platform services, cloud, IoT, big data and other IT lifecycle services, and we acquired the remaining interest in April 2020, for total cash and share consideration of $202.4 million, including our Class D common shares, which were valued at $15.0 million. The common shares issued in connection with the acquisition of Xavient will be converted into subordinate voting shares in connection with the consummation of this offering. The investment enhanced our ability to provide complex and higher value digital IT and software services.

        In January 2020, we acquired 100% of CCC, a leading provider of higher-value-added business services with a focus on trust and safety, including content moderation, for cash consideration of $873.0 million. The investment was made with a view to enhancing our service offerings and strategic relationships and building a strong presence in Europe.

        In April 2020, we acquired Managed IT Services business ("MITS") a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting, from TELUS in exchange for share consideration with a value of $48.8 million. This investment was made with a view to enhancing our managed digital services portfolio.

Subsequent Event—Acquisition of Lionbridge AI

        On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement, dated November 6, 2020 for cash consideration of $939.0 million, subject to post-closing adjustments. The acquisition remains subject to review by CFIUS. For more information, see "Lionbridge AI". Lionbridge AI is a market-leading global provider of crowd-based training data through various service offerings and the use of a proprietary annotation solution used in the development of artificial intelligence (AI) algorithms to power machine learning. TELUS International acquired Lionbridge AI to further enhance its digital solutions service offerings.

Factors Affecting Our Performance and Related Trends

        We believe that the key factors affecting our performance and financial performance include:

Our Ability to Expand and Retain Existing Client Relationships and Attract New Clients

        We have a diverse base of clients, including leaders and disruptors across the industries we serve. Through our commitment to customer experience and innovation, we have been able to sustain long-term partnerships with many clients, often expanding our relationship through multiple service offerings that we provide through a number of delivery locations. Apart from TELUS, the average tenure of our top ten clients is seven years and, on average, we provide to those clients more than 19 programs across our delivery locations.

        To grow our revenue, we seek to continue to increase the number and scope of service offerings we provide to our existing clients. In addition, our continued revenue growth will depend on our ability to win new clients. We seek to partner with prospective clients that value premium digital IT and customer experience solutions and services.

        Our ability to maintain and expand relationships with our clients, as well as to attract new clients, will depend on a number of factors, including our ability to maintain: a "customers-first" culture across our organization; our level of innovation, expertise and retention of team member talent; a consistently high level of service experience, as evidenced by, among others measures, the satisfaction ratings that our clients receive from their customers based on the services we provide; the technological advantages we offer; and our positive reputation, as a result of our corporate social responsibility initiatives and otherwise.

Our Ability to Attract and Retain Talent

        As at September 30, 2020, we have nearly 50,000 team members, located across over 20 countries in four geographic regions, servicing clients in almost 50 languages.

        Ensuring that our team members feel valued and engaged is integral to our performance, as our team members enable us to maintain the organizational culture that is one of the key factors which differentiates us from competitors, and creates a better experience for our clients' customers, enabling us to retain and enhance our existing client relationships and build new ones. As a result, we make significant investments to attract, select, retain and develop top talent across our product and service offerings. We have devoted, and will continue to devote, substantial resources to creating engaging, inspiring, world-class physical workplaces; recruiting; cultivating talent selection proficiencies and proprietary methods of performance measurement; growing employee engagement including rewards and development; supporting our corporate sustainability initiatives; and acquiring new talent and capabilities to meet our clients' evolving needs. Our ability to attract and retain team member talent will depend on a number of factors, including our ability to: compete for talent with competitive service providers in the geographies we operate; provide innovative benefits to our team members; retain and integrate talent from our acquisitions; and meet or exceed evolving expectations related to corporate sustainability.

Impact of COVID-19

        The COVID-19 pandemic, which emerged in the first quarter of 2020, continues to have a pervasive global impact. This has had a significant impact on our estimates regarding the economic environment, including economic growth and industry growth rates, which also form an important part of the assumptions on which we set our expectations. There is potential for a recession across major geographies, as the estimated GDP growth in major countries is expected to be negative three to five percent in 2021. Moreover, the forecasted growth in the Global IT Services sector has been tapered, with industry analysts now expecting this sector to grow 3% to 4%, compared to 6% to 8% previously forecasted for 2021. We believe that despite the slowdown in growth in the overall industry, certain verticals and subsectors within our verticals, such as Tech and Games, Communications and Media, and eCommerce and FinTech are expected to outperform the market while others, such as Healthcare, are expected to be negatively impacted due to a decline in demand for our client's services.

        Our Global Emergency Management Operating Committee ("GEMOC") and our local emergency management operating committees ("EMOC") had been monitoring COVID-19 prior to it being declared a pandemic by the World Health Organization. In March 2020, as the impact of COVID-19 intensified and spread, the GEMOC and EMOCs were activated into a heightened state of operation. The GEMOC and EMOCs continue to meet weekly and provide briefings and updates to our executive team on new developments, strategic approach, tactical response and possible new risks. Our persistent focus to date has been on keeping all of our team members safe and healthy while continuing to serve our clients and support our communities in this critical period.

        We have been impacted by government-mandated temporary site closures in a number of countries in which we operate. As such, to the extent possible, customer volumes from these sites have been redistributed to less-impacted locations. We continue to remain committed to supporting our clients by offering remote enablement with minimal service disruption. For team members who continue to work on our premises, we have introduced comprehensive safety practices including but not limited to: distributing of masks and sanitizers, hourly site sanitization in high-traffic areas and thermal screening where sites are still safely operational; and restrictions of access and movement within our sites to enhance social distancing. We are planning for a gradual return to our delivery locations for our team members when it has been deemed safe to do so by local government and health authorities. The return-to-work plan has minimal impact on our operations given that, as at the date of this prospectus, we have enabled over 95% of our team members to provide remote support to clients. Although the extent, duration and severity of the COVID-19 pandemic is unknown, we do not foresee requiring material expenditures and do not face any material resource constraints in continuing to implement our business continuity plans.

        Impact to our financial condition, financial performance and liquidity.    We believe the COVID-19 pandemic's impact on our business, operating results, cash flows and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic's impact on the markets where we operate and the global economy and the timing, scope and impact of stimulus legislation as well as other federal, state and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control. As a result, the impact the COVID-19 pandemic will have on our business, operating results, cash flows and/or financial condition is unknown. Through the date of this prospectus, the impact on our financial condition and financial performance was more significant in the second quarter of the year as a result of the temporary site closures enforced across our delivery sites. Although both revenue and net income have been negatively affected by the pandemic, we were able to largely mitigate the negative impact on cash flow by taking steps to strategically contain costs, such as canceling all employee travel and implementing a hiring freeze for external applicants throughout the second and third quarter of 2020. We are unable to quantify with precision the impact that the COVID-19 pandemic has had on our revenue.

        Our access to capital has not been materially impacted by the COVID-19 pandemic. We have not provided additional collateral, guarantees or equity to our lenders and we have not had material changes to our cost of capital due to the COVID-19 pandemic. There is no material uncertainty about our ongoing ability to meet the covenants in our credit agreement and we also do not expect to incur material COVID-19-related contingencies.

        The COVID-19 pandemic may have an effect on assets and ability to timely account for those assets. We do not expect the COVID-19 pandemic to affect our ability to account for our assets on a timely basis; however, we do expect some delays in the collection of accounts receivables as the COVID-19 pandemic has created financial hardships for some of our clients. In response, we have increased our allowance for doubtful accounts compared to periods prior to the COVID-19 pandemic.

        Material impairments.    There has not been a material change to our cash flow projections or key assumptions as a result of the COVID-19 pandemic and there are no other indicators of impairment. As a result, we have not re-performed the recoverability analysis subsequent to our 2019 assessment.

        Impacts to demand of our products and services.    The COVID-19 pandemic has presented both challenges and opportunities in maintaining and expanding revenue. Physical distancing protocols related to the COVID-19 pandemic has affected our ability to market our solutions to existing and new clients, which we expect to negatively impact our revenue growth through at least the first half of 2021. Additionally, a number of our clients in the Travel and Hospitality industry vertical have been negatively impacted as a result of the COVID-19 pandemic, which has resulted in a significant reduction in demand for their services. By contrast, a number of our clients in the Tech and Games and Communication and Media verticals have seen higher demand for their products and services. We expect this trend will continue through the pandemic. We also expect that the pandemic will create opportunities for new services, such as our "Work from Anywhere" offering, as our clients look to refine their in-house business continuity practices and adopt a permanent new operating model. The challenges of the COVID-19 pandemic have also accelerated the digital transformation initiatives of many of our clients, giving us the opportunity to deepen client relationships by providing more of our services to address their evolving digital enablement and customer experience needs. We cannot precisely quantify the impact of such acceleration of digital transformation initiatives due to the COVID-19 pandemic.

Industry Trends

        The industry trends affecting us and that may have an impact on our future performance and financial performance include the trends described in "Business—Industry Background".

Seasonality

        Our financial results may vary from period to period during any year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters. Demand for short-term IT projects, transformation services and analytics services generally increase in the fourth quarter as our clients who are on a calendar year budget cycle use the balance of their IT capital expenditure budgets for the year.

Foreign Currency Fluctuations

        While our functional currency is the U.S. dollar, we currently are also party to revenue contracts denominated in Canadian dollars and in euros and a significant portion of our operating expenses are incurred in currencies other than the U.S. dollar. Movements in the exchange rates between the U.S. dollar and these other currencies have an impact on our financial results. The tables below outline revenue and expenses by currency and the percentage of each of the total revenue and expenses for each period.

	Years Ended December 31						Three Months Ended September 30				Nine Months Ended September 30
	2019		2018		2017		2020		2019		2020		2019
Revenue	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
	($ in millions)
U.S. dollar	$511.2	50.1%	$407.1	48.8%	$291.8	50.9%	$171.6	40.2%	$133.1	50.2%	$452.1	39.7%	$376.0	50.3%
Canadian dollar	267.7	26.3%	202.2	24.2%	180.2	31.4%	81.8	19.2%	74.8	28.2%	232.7	20.4%	205.9	27.6%
Euro	240.3	23.6%	224.7	27.0%	100.0	17.5%	173.2	40.6%	57.4	21.6%	454.5	39.9%	165.2	22.1%
Other currencies	0.4	—	0.6	—	1.2	0.2%	—	—	—	—	—	—	—	—

Total	$1,019.6	100.0%	$834.6	100.0%	$573.2	100.0%	$426.6	100.0%	$265.3	100.0%	$1,139.3	100.0%	$747.1	100.0%

	Years Ended December 31						Three Months Ended September 30				Nine Months Ended September 30
	2019		2018		2017		2020		2019		2020		2019
Operating Expenses	Expenses	% of Total	Expenses	% of Total	Expenses	% of Total	Expenses	% of Total	Expenses	% of Total	Expenses	% of Total	Expenses	% of Total
	($ in millions)
U.S. dollar	$476.2	52.6%	$404.4	54.2%	$261.0	51.7%	$148.7	39.4%	$99.1	42.4%	$410.8	38.8%	$271.1	40.8%
Canadian dollar	43.5	4.8%	14.5	1.9%	10.0	2.0%	36.2	9.6%	12.8	5.5%	80.9	7.6%	30.9	4.7%
Euro	36.6	4.0%	42.6	5.7%	1.6	0.3%	69.7	18.5%	23.7	10.2%	208.0	19.6%	70.7	10.6%
Philippines peso	183.2	20.2%	154.5	20.7%	162.8	32.3%	51.5	13.7%	44.5	19.1%	152.4	14.4%	128.6	19.4%
Other currencies(1)	166.0	18.4%	130.9	17.5%	69.1	13.7%	70.8	18.8%	53.3	22.8%	207.6	19.6%	162.6	24.5%

Total	$905.5	100.0%	$746.9	100.0%	$504.5	100.0%	$376.9	100.0%	$233.4	100.0%	$1,059.7	100.0%	663.9	100.0%

(1)
This includes other currencies such as the Guatemalan quetzal, Bulgarian lev, Romanian leu and Indian rupee.

        The following table presents information on the average exchange rates between the U.S. dollars and the key currencies to which we have exposure over the last three years:

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
Foreign Exchange Rates	2019	2018	2017	2020	2019	2020	2019
U.S. dollar to Canadian dollar	1.327	1.296	1.298	1.3325	1.3205	1.3539	1.3268
U.S. dollar to euro	0.893	0.846	0.885	0.8552	0.8997	0.8894	0.8932
U.S. dollar to Philippine peso	51.763	52.553	50.370	48.7800	51.7700	50.0200	51.7000

Non-GAAP Measures

        We regularly monitor certain non-GAAP measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior periods. These non-GAAP financial measures are provided as supplemental information to the financial measures presented in this prospectus that are calculated and presented in accordance with GAAP. These non-GAAP measures are not comparable to GAAP and may not be comparable to similarly described non-GAAP measures reported by other companies, including those within our industry. Consequently, our non-GAAP measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable GAAP measure and our consolidated financial statements and unaudited condensed interim consolidated financial statements for the periods presented. The non-GAAP financial measures we present in this prospectus should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

        TI Adjusted Net Income, TI Adjusted Basic Earnings per Share and TI Adjusted Diluted Earnings per Share. We regularly monitor TI Adjusted Net Income, TI Adjusted Basic EPS and TI Adjusted Diluted EPS as they are useful for management and investors to better understand our ability to manage operational costs, to evaluate our operating performance, and to facilitate a period-over-period comparison of our results. We calculate TI Adjusted Net Income by excluding changes in business combination-related provisions, restructuring and other costs, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets, and the related tax impacts of these adjustments, from net income, the most directly comparable GAAP measure. Changes in business combination-related provisions, share-based compensation expense, foreign exchange gain/loss and amortization of purchased intangible assets are non-cash items and we do not consider these excluded items to be indicative of our operating performance. Restructuring and other costs are largely comprised of business acquisition costs and integration expenses that are not reflective of our ongoing operations. We calculate TI Adjusted Basic EPS by dividing the TI Adjusted Net Income by the basic total weighted average number of common shares outstanding during the period. We calculate TI

Adjusted Diluted EPS by dividing TI Adjusted Net Income by the diluted total weighted average number of common shares outstanding during the period. TI Adjusted Diluted EPS is calculated to give effect to share option awards and restricted share units.

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions, except per share amounts)
Net income	$69.0	$47.1	$43.4	$27.6	$14.8	$81.9	$41.7
Add back (deduct):
Changes in business combination-related provisions(1)	(14.6)	(12.6)	—	0.1	(1.0)	(73.4)	(2.5)
Restructuring and other costs(2)	6.1	3.7	8.9	7.5	3.1	33.2	4.0
Share-based compensation expense(3)	13.2	5.8	4.0	4.6	2.3	17.1	7.2
Foreign exchange (gain) loss(4)	(2.6)	8.1	(0.5)	(0.2)	2.3	2.2	(2.3)
Amortization of purchased intangible assets(5)	14.9	14.7	3.2	20.2	3.7	53.6	11.1
Tax effect of the adjustments above	(3.6)	(1.4)	(2.3)	(7.2)	(1.0)	(20.2)	(2.6)

TI Adjusted Net Income	$82.4	$65.4	$56.7	$52.6	$24.2	$94.4	$56.6

TI Adjusted Basic Earnings Per Share(6)	$1.95	$1.56	$1.42	$1.04	$0.57	$1.91	$1.34

TI Adjusted Diluted Earnings Per Share(6)	$1.95	$1.56	$1.41	$1.03	$0.57	$1.90	$1.34

(1)
Changes in business combination-related provisions is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(2)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchased and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results, as set out in the following table:

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Goods and services purchased	$5.8	$0.6	$7.7	$6.0	$3.0	$30.5	$3.9
Employee benefits expense	0.3	3.1	1.2	1.5	0.1	2.7	0.1

Restructuring and other costs	$6.1	$3.7	$8.9	$7.5	$3.1	$33.2	$4.0

(3)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(4)
We exclude foreign exchange adjustments because it allows for comparison of operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure and which result in fluctuations that are not reflective of the underlying performance of our business.

(5)
We exclude amortization of purchased intangible assets because this is a non-cash charge and it allows management and investors to evaluate our operating results as if these assets had been developed internally rather than acquired in a business combination. We do not exclude the revenue generated by such purchased intangible assets from our revenues and, as a result, TI Adjusted Net Income includes revenue generated, in part, by such purchased intangible assets.

(6)
The following table presents reconciliations of the denominators of the basic and diluted per share computations.

	Year Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
Basic total weighted average number of common shares outstanding	42,151,421	41,931,848	40,000,000	50,687,014	42,151,421	49,279,664	42,151,421
Effect of dilutive securities
Share option awards	139,801	89,310	72,809	351,724	102,073	311,538	114,608

Diluted total weighted average number of common shares outstanding	42,291,222	42,021,158	40,072,809	51,038,738	42,253,494	49,591,202	42,266,029

        TI Adjusted EBITDA.    We regularly monitor TI Adjusted EBITDA because this is a key measure regularly used by management to evaluate our business performance. As such, we believe it is useful to investors in understanding and evaluating the performance of our business. This measure excludes from net income non-cash items and items that do not reflect the underlying performance of our business and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt. These items were added back for the same reasons described above in TI Adjusted Net Income. TI Adjusted EBITDA should not be considered an alternative to net income in measuring our performance, and it should not be used as an exclusive measure of cash flow. We believe a net income measure that excludes these non-cash items and items that do not reflect the underlying performance of our business is more reflective of underlying business trends and our operational performance and overall business strategy.

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Net income	$69.0	$47.1	$43.4	$27.6	$14.8	$81.9	$41.7
Add back (deduct):
Changes in business combination-related provisions(1)	(14.6)	(12.6)	—	0.1	(1.0)	(73.4)	(2.5)
Interest expense	36.3	23.2	10.1	9.9	8.8	34.3	28.0
Foreign exchange(2)	(2.6)	8.1	(0.5)	(0.2)	2.3	2.2	(2.3)
Income taxes	26.0	21.9	15.7	12.3	7.0	34.6	18.3
Depreciation and amortization	92.2	49.5	32.2	48.6	24.2	132.3	67.5
Share-based compensation expense(3)	13.2	5.8	4.0	4.6	2.3	17.1	7.2
Restructuring and other costs(4)	6.1	3.7	8.9	7.5	3.1	33.2	4.0

TI Adjusted EBITDA	$225.6	$146.7	$113.8	$110.4	$61.5	$262.2	$161.9

(1)
Changes in business combination-related provisions is largely comprised of non-cash accounting gains recognized on the revaluation and settlement of provisions for written put option liabilities to acquire the remaining non-controlling interests in our subsidiaries.

(2)
We exclude foreign exchange adjustments because we believe such exclusion allows for comparison of our operating results among the periods, without regard to fluctuations in the foreign exchange rates to which we have exposure as these fluctuations are not reflective of the underlying performance of our business.

(3)
We exclude share-based compensation expense because it is a non-cash charge and the changes in the value of the Company may have a significant impact on share-based compensation expense in any given period, which can prevent a comparison of our operating results among the periods.

(4)
Restructuring and other costs are largely comprised of business acquisition costs and integration expenses, which include goods and services purchases and employee benefit expenses that are not reflective of our ongoing operations. These costs are dependent on a number of factors and are generally inconsistent in amount and frequency, as well as significantly impacted by the timing and size of related acquisitions. Additionally, the size, complexity and volume of past acquisitions, which often drives the magnitude of acquisition related costs, may not be indicative of the size, complexity and volume of future transactions. These costs are included in our operating results as set out in the following table:

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Goods and services purchased	$5.8	$0.6	$7.7	$6.0	$3.0	$30.5	$3.9
Employee benefits expense	0.3	3.1	1.2	1.5	0.1	2.7	0.1

Restructuring and other costs	$6.1	$3.7	$8.9	$7.5	$3.1	$33.2	$4.0

        TI Free Cash Flow.    We calculate TI Free Cash Flow by excluding capital expenditures from cash provided by operating activities. We use TI Free Cash Flow, and ratios based on it, to conduct and evaluate our business because, although it is similar to cash provided by operating activities, we believe it is a more conservative measure of cash flows since capital expenditures are a necessary component of our ongoing operations and our liquidity assessment.

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Cash provided by operating activities	$141.6	$93.5	$90.9	$82.9	$56.5	$161.3	$94.0
Less: capital expenditures	(62.8)	(50.5)	(41.4)	(20.5)	(11.8)	(49.1)	(46.6)

TI Free Cash Flow	$78.8	$43.0	$49.5	$62.4	$44.7	$112.2	$47.4

        TI Organic Revenue.    We regularly monitor TI Organic Revenue as it is a useful measure for management and investors to understand and evaluate how we are integrating our acquisitions and to facilitate a year-over-year comparison of our results. TI Organic Revenue excludes revenue arising from contracts with customers-service ("service revenue") generated from our acquisitions in the twelve month period after the date of each acquisition ("TI Acquisition Revenue"). We calculate year-over-year growth in TI Organic Revenue as TI Organic Revenue in the current year less service revenue in the prior year divided by service revenue in the prior year, which in 2019 was 20% and 2018 was 6%.

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Revenues arising from contracts with customers—service	$1,019.6	$834.6	$573.2	$426.6	$265.3	$1,139.3	$747.1
Less: TI Acquisition Revenue	(14.0)	(227.4)	(39.7)	(139.5)	—	(328.3)	(14.0)

TI Organic Revenue	$1,005.6	$607.2	$533.5	$287.1	$265.3	$811.0	$733.1

        TI Adjusted Gross Profit and TI Adjusted Gross Profit Margin.    TI Adjusted Gross Profit and TI Adjusted Gross Profit Margin are useful measures for management and investors alike to assess how efficiently we are servicing our clients and to be able to evaluate the growth in our cost base, excluding depreciation and amortization, as a percentage of revenue. We calculate TI Adjusted Gross Profit by excluding depreciation and amortization from the nearest GAAP measure, Gross Profit. We exclude depreciation and amortization expense because the timing of the underlying capital expenditures and other investing activities do not correlate directly with the revenue from contracts with clients in a given reporting period. TI Adjusted Gross Profit subtracts from revenue delivery costs including salaries, bonuses, fringe benefits, contractor fees and client-related travel costs for our team members who are assigned to client queues as well as licensing fees, network infrastructure costs and facilities costs required to service our clients. We calculate TI Gross Profit Margin as gross profit divided by service revenue arising from contracts with clients. We calculate TI Adjusted Gross Profit Margin as TI Adjusted Gross Profit divided by service revenue arising from contracts with clients.

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions, except percentages)
Revenues arising from contracts with customers—service	$1,019.6	$834.6	$573.2	$426.6	$265.3	$1,139.3	$747.1
Less: Operating expenses	(905.5)	(746.9)	(504.5)	(376.9)	(233.4)	(1,059.7)	(663.9)
Add back: Indirect and administrative expenses	224.7	182.4	123.2	94.0	57.8	277.7	161.5

Gross profit ($)	338.8	270.1	191.9	143.7	89.7	357.3	244.7
Add back: Depreciation and amortization	92.2	49.5	32.2	48.6	24.2	132.3	67.5

TI Adjusted Gross Profit ($)	$431.0	$319.6	$224.1	$192.3	$113.9	$489.6	$312.2

TI Gross Profit Margin (%)	33.2%	32.4%	33.5%	33.7%	33.8%	31.4%	32.8%

TI Adjusted Gross Profit Margin (%)	42.3%	38.3%	39.1%	45.1%	42.9%	43.0%	41.8%

Summary of Consolidated Quarterly Results

        The following table sets forth our unaudited quarterly statements of operations data for each of the last eight quarters ended September 30, 2020. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included in this prospectus and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes thereto included in this prospectus. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

($ millions, except per share amounts)	2020 Q3	2020 Q2	2020 Q1	2019 Q4	2019 Q3	2019 Q2	2019 Q1	2018 Q4
Revenues
Revenues arising from contracts with customers—service	$426.6	$390.6	$322.1	$272.5	$265.3	$250.7	$231.1	$218.3
Operating Expenses
Goods and services purchased	73.4	79.3	66.7	50.0	47.1	44.5	41.3	55.7
Employee benefits expense	254.9	244.6	208.5	166.9	162.1	155.3	146.1	127.6
Depreciation	25.4	25.7	21.5	20.0	19.4	17.4	16.3	8.1
Amortization of intangible assets	23.2	23.7	12.8	4.7	4.8	4.8	4.8	1.2

	376.9	373.3	309.5	241.6	233.4	222.0	208.5	192.6

Operating Income	49.7	17.3	12.6	30.9	31.9	28.7	22.6	25.7
Changes in business combination-related provisions	0.1	(50.3)	(23.2)	(12.1)	(1.0)	(0.2)	(1.3)	(12.6)
Interest expense	9.9	11.8	12.6	8.3	8.8	10.3	8.9	5.9
Foreign exchange	(0.2)	2.7	(0.3)	(0.3)	2.3	(1.2)	(3.4)	8.4

Income Before Income Taxes	39.9	53.1	23.5	35.0	21.8	19.8	18.4	24.0
Income taxes	12.3	10.0	12.3	7.7	7.0	6.0	5.3	5.5

Net Income	$27.6	$43.1	$11.2	$27.3	$14.8	$13.8	$13.1	$18.5

Basic earnings per share	$0.54	$0.88	$0.24	$0.65	$0.35	$0.33	$0.31	$0.44
Diluted earnings per share	$0.54	$0.87	$0.24	$0.64	$0.35	$0.33	$0.31	$0.44

Net income	$27.6	$43.1	$11.2	$27.3	$14.8	$13.8	$13.1	$18.5
Add back (deduct):
Changes in business combination-related provisions	0.1	(50.3)	(23.2)	(12.1)	(1.0)	(0.2)	(1.3)	(12.6)
Interest expense	9.9	11.8	12.6	8.3	8.8	10.3	8.9	5.9
Foreign exchange	(0.2)	2.7	(0.3)	(0.3)	2.3	(1.2)	(3.4)	8.4
Income taxes	12.3	10.0	12.3	7.7	7.0	6.0	5.3	5.5
Depreciation and amortization	48.6	49.4	34.3	24.7	24.2	22.2	21.1	9.3
Share-based compensation expense	4.6	10.3	2.2	6.0	2.3	2.7	2.2	2.2
Restructuring and other costs	7.5	6.5	19.2	2.1	3.1	0.3	0.6	1.1

TI Adjusted EBITDA(1)	$110.4	$83.5	$68.3	$63.7	$61.5	$53.9	$46.5	$38.3

(1)
See "—Non-GAAP Measures" above.

        On January 1, 2019, we adopted IFRS 16 Leases, using retrospective application with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019. This method of application did not result in the retrospective adjustment of amounts reported for periods prior to January 1, 2019. The adoption of IFRS 16 had the impact of decreasing our goods and services purchased expense as the lease payments are now recognized through depreciation and interest expense, rather than as a component of facilities expense, which is classified as goods and services purchased.

        The trend of quarter-over-quarter increases in consolidated revenue reflects the growth in both our organic client base, as well as successful ramps of new client logos. Increased revenue also includes revenues from business acquisitions, including our recent acquisitions of CCC effective January 31, 2020, and MITS effective April 1, 2020, which we expect will continue to enhance our growth trajectory through 2020.

        The trend of quarter-over-quarter increases in goods and services purchased reflects increases in external labor to support the growth in our digital business, increases in our software licensing costs associated with our growing team member base, and increases in administrative expenses to support growth in the overall business and business acquisitions.

        The trend of quarter-over-quarter increases in employee benefits expense reflects increases in our team member base, required to service the growing volumes from our clients, the expansion of our service offerings as well as the increase in share-based compensation costs associated with the increase in the estimate of the fair market value of our outstanding shares.

        The trend of quarter-over-quarter increases in depreciation and amortization reflects increases due to growth in capital assets, which is supporting the expansion of our sites required to service client demand and growth in API business acquisitions and as a result of intangible assets acquired from the acquisition of CCC.

        The trend of quarter-over-quarter increases in interest expense reflects an increase in long-term debt outstanding, mainly associated with our investments in growth via business acquisitions. Interest expense also includes accretion on provisions for written put options, which have all been settled by April 30, 2020, thereby resulting in the third quarter interest expense being lower than the prior year period.

        The trend of increases in net income reflects the items noted above, as well as the relative mix of income among the geographic areas and the associated tax rates for the countries within those areas and varying amounts of foreign exchange gains or losses. Historically, the trend in basic earnings per share has been impacted by the same factors as net income.

        The trend of quarter-over-quarter increases in TI Adjusted EBITDA reflects the accretive impacts and successful integration of past acquisitions as well growth in the organic business overall, driven by the integration of digital technologies and growth in demand for our client's services. The quarterly TI Adjusted EBITDA trend also reflects the seasonality in the business, whereby revenue and profitability both peak in the third and fourth quarters and reflects the impact of the COVID-19 pandemic on the first and second quarter 2020 results. See "Non-GAAP Measures" above.

Results of Operations

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Revenue
Revenues arising from contracts with customers—service	$1,019.6	$834.6	$573.2	$426.6	$265.3	$1,139.3	$747.1

Operating Expenses
Goods and services purchased	182.9	174.9	105.8	73.4	47.1	219.4	132.9
Employee benefits expense	630.4	522.5	366.5	254.9	162.1	708.0	463.5
Depreciation	73.1	31.3	25.4	25.4	19.4	72.6	53.1
Amortization of intangible assets	19.1	18.2	6.8	23.2	4.8	59.7	14.4

	905.5	746.9	504.5	376.9	233.4	1,059.7	663.9

Operating Income	114.1	87.7	68.7	49.7	31.9	79.6	83.2
Changes in business combination-related provisions	(14.6)	(12.6)	—	0.1	(1.0)	(73.4)	(2.5)
Interest expense	36.3	23.2	10.1	9.9	8.8	34.3	28.0
Foreign exchange	(2.6)	8.1	(0.5)	(0.2)	2.3	2.2	(2.3)

Income before Income Taxes	95.0	69.0	59.1	39.9	21.8	116.5	60.0

Income taxes	26.0	21.9	15.7	12.3	7.0	34.6	18.3

Net Income	$69.0	$47.1	$43.4	27.6	14.8	$81.9	$41.7

Revenue

        Service revenues are derived primarily from providing digital and customer experience solutions and services to our clients. Service revenues consist largely of per-productive-hour or per-transaction billing models and reimbursable expenses, which primarily include travel and entertainment costs that are chargeable to clients. We recognize revenues for each accounting period based on services provided in that period.

        Comparison of Three Months Ended September 30, 2020 and 2019.    Our revenue increased $161.3 million, or 60.8%, to $426.6 million during the three months ended September 30, 2020. This is largely due to the acquisitions of CCC and MITS, which contributed an incremental $139.5 million or 52.6% to our revenue when compared to the prior year. Revenue from our clients, other than TELUS, excluding the incremental revenue generated from the acquisitions, increased $13.8 million over the comparative period, due to a combination of growth in existing clients in our and to a lesser extent, new client acquisitions. We also experienced growth in revenues from TELUS of $8.0 million over the comparative period, driven by an increase in services under both existing and new programs. The revenue growth from both TELUS and our external clients is inclusive of a positive foreign exchange impact of $2.4 million. We are unable to quantify with precision the impact COVID-19 has had on our revenue for the three months ended September 30, 2020.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    Revenue increased $392.2 million, or 52.5%, to $1,139.3 million during the nine months ended September 30, 2020. This was largely due to the acquisition of CCC and, to a lesser extent, MITS, which together contributed an incremental $328.3 million or 43.9% to our revenue when compared to the prior period. Revenue from our clients, other than TELUS, excluding the incremental revenue generated from the acquisitions, increased $28.6 million over the comparative period, due to a combination of new client acquisitions and growth in existing clients driven by our clients' adoption and integration of digital technologies and growth in demand for our clients' services, particularly in the Tech and Games industry vertical. We also experienced growth in revenues from TELUS of $35.3 million over the comparative period, driven by an increase in services under existing programs as well as new programs launched in 2020. The foreign exchange impact for the nine-month periods was not material. We are unable to quantify with precision the impact COVID-19 has had on our revenue for the nine months ended September 30, 2020.

        Comparison of Years Ended December 31, 2019 and 2018.    Revenue increased $185.0 million, or 22.2%, to $1,019.6 million during 2019. This was due to growth in revenue from our clients, other than TELUS, of $120.5 million, largely as a result of incremental volumes derived from our existing clients as well as the launch of new clients, which generated $31.2 million of revenue. We also experienced growth in revenues from TELUS of $64.5 million over the comparative year, driven by an increase in services under existing programs as well as new programs launched in 2019. The revenue growth from both TELUS and our external clients is inclusive of a negative foreign exchange impact of $11.2 million.

        Comparison of Years Ended December 31, 2018 and 2017.    Revenue increased $261.4 million, or 45.6%, to $834.6 million during 2018, primarily due to the acquisitions of VoxPro and Xavient, which contributed an incremental $213.2 million, or 37.2%, to our revenue when compared to the prior year. Revenue from clients other than TELUS, excluding the incremental revenue generated from the VoxPro and Xavient acquisitions, increased $27.2 million over the comparative year, due to a combination of growth in existing clients and new client acquisitions. We also experienced volume growth in existing TELUS programs, which increased $21.0 million over the comparative year. The revenue growth year-over-year from our external clients and TELUS is inclusive of a favorable foreign exchange impact of $15.5 million.

Goods and services purchased

        Goods and services purchased include items such as software licensing costs that are required to support our operations, contracted labor costs to supplement our team member base in the digital services portfolio, sales and marketing expenses associated with promoting and selling our services, compliance expenses such as legal and audit fees and business taxes, incremental IT expenditures, bad debt expenses and facility expenses.

        On January 1, 2019, we adopted IFRS 16 Leases, using retrospective application with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019. This method of application did not result in the retrospective adjustment of amounts reported for periods prior to January 1, 2019. The adoption of IFRS 16 had the impact of decreasing our goods and services purchased expense as the lease payments are now recognized through depreciation and interest expense, rather than as a component of facilities expense, which is classified as goods and services purchased. In 2018 and 2017, we recognized goods and services expense of $36.0 million and $29.9 million, respectively, pertaining to facilities expense. Excluding the impact of IFRS 16, our goods and services purchased expenses have increased as we continue to expand our operations organically and via acquisitions. We expect that these expenses will continue to increase in absolute terms as we continue to expand and grow our revenue base but should remain consistent or decline as a percentage of revenues as economies of scale materialize.

        Comparison of Three Months Ended September 30, 2020 and 2019.    Goods and services purchased increased $26.3 million, or 55.8%, to $73.4 million during the three months ended September 30, 2020. The largest increase is driven by the goods and services purchased expenses attributable to the acquired entities, which contributed an incremental $17.3 million or 36.7% to our expenses when compared with the prior period. In addition, for the three months ended September 30, 2020, we incurred an incremental $3.0 million of restructuring and other expenses pursuant to the acquisition related costs incurred in connection with the acquisition of CCC. In addition, there was a $1.9 million increase in software license fees associated with the increased team member count and a $2.0 million increase in provisions for legal fees, professional services, and facility maintenance costs.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    Goods and services purchased increased $86.5 million, or 65.1%, to $219.4 million during the nine months ended September 30, 2020. The increase was driven by the goods and services purchased expenses attributable to the acquisition of CCC and, to a lesser extent, MITS, which together contributed an incremental $37.8 million, or 28.4%, to our expenses when compared with the prior period. The balance of the costs is attributable to a $34.8 million increase in contract labor costs as a result of contract labor representing 12.2% of direct labor costs in the nine months ended September 30, 2020, versus 9.9% during the prior period. In addition, for the nine months ended September 30, 2020, there was an increase in provision for bad debts of $5.8 million pertaining to specific account write-offs, an increase in software license fees of $5.4 million due to increased team member count and a $2.0 million increase in provisions for legal fees and professional services.

        Comparison of Years Ended December 31, 2019 and 2018.    Goods and services purchased increased $8.0 million, or 4.6%, to $182.9 million during 2019. As a percentage of service revenue, goods and services purchased declined 3.1%. This was largely due to the adoption of IFRS 16, which reduced goods and services purchased by $44.9 million for 2019. This decrease was partially offset by $6.1 million of restructuring and other charges, largely pertaining to acquisition transaction costs recorded within the period, and a one-time $6.0 million charge incurred in connection with provisions for statutory tax receivables.

        Comparison of Years Ended December 31, 2018 and 2017.    Goods and services purchased increased $69.1 million, or 65.3%, to $174.9 million during 2018, increasing goods and services purchased as a percentage of revenue from 18.5% in 2017 to 21.0% in 2018. This 2.5% increase is attributable to an increase in software licensing and other employee-related costs incurred in connection with a new general ledger implementation that the Company undertook in 2018 as well as the increase in the average number of team members due to the acquisition of VoxPro and Xavient. In addition, starting in 2018, with the acquisition of Xavient, there was a shift in our labor mix, with our full time team member base being supplemented with contracted resources to service some of the digital services we offer. Contracted resources are classified as goods and services purchased whereas costs associated with full-time team members are classified as employee benefits expense.

Employee benefits expense

        The principal components of employee benefits expense include salaries, employee benefits, commissions on new sales and share-based compensation expense for our front line and administrative team members. From 2017 to 2019, employee benefits expense has increased in absolute dollars as a result of the increase in our team member base required to service the growth in revenue but as a percentage of revenue, employee benefits expense has decreased after 2017 due to the change in labor mix associated with our digital services portfolio. Contract labor represents approximately 10% of the total direct labor costs in 2019, compared to 6.8% in 2018 and 12.2% for the nine months ended September 30, 2020, as compared to 9.9% for the nine months ended September 30, 2019.

        Comparison of Three Months Ended September 30, 2020 and 2019.    Employee benefits expense increased $92.8 million, or 57.2%, to $254.9 million for the three months ended September 30, 2020, which is a function of the growth in the team member base required to service the growth in revenues of 60.8% compared to the prior period. As the prior period revenue growth rate outpaced the growth in employee benefits expense, it decreased as a percentage of revenue by 1.3%. This is due to the increase in the percentage of labor costs attributable to contracted labor, which is recognized as goods and services purchased. Contracted labor represents 13.1% of total direct labor costs, as compared to 9.6% in the prior period, as a result of the growth in our digital services portfolio. In addition, management has made a concerted effort to manage the growth in administrative positions.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    Employee benefits expense increased $244.5 million, or 52.7%, to $708.0 million for the nine months ended September 30, 2020, which is consistent with the growth in revenue over the prior period. During this period, there was a change in labor mix, with contracted labor representing 12.2% of direct labor costs compared to 9.9% in the prior period, along with efficiency programs put in place by management to realize synergies within administrative positions across the organization. This was offset by the increased share-based compensation expense, driven by the increased share price of the Company. As such, employee benefits expense as a percentage of revenue is consistent with the same period in the prior year.

        Comparison of Year Ended December 31, 2019 and 2018.    Employee benefits expense increased $107.9 million, or 20.7%, to $630.4 million for 2019, which is a function of the growth in the team member base required to service the growth in revenues of 22.2% year-over-year. As a percentage of revenue, employee benefits expense was 0.8% lower than 2018. This was due to a concerted effort by management to effectively manage and scale the salaries and benefits associated with administrative and overhead positions to drive efficiency within the business.

        Comparison of Years Ended December 31, 2018 and 2017.    Employee benefits expense increased $156.0 million, or 42.6% to $522.5 million for 2018, primarily due to the acquisitions of VoxPro and Xavient. As a percentage of revenue, employee benefits expense was 1.3% lower than 2017. This was due to a concerted effort by management to effectively manage the salaries and benefits associated with administrative and overhead positions to drive efficiency within the business. Also, as discussed in goods and services purchased, there was a shift to increasing the use of contracted labor to supplement our team member base in connection with our digital services portfolio, and associated expenses are recognized as a component of goods and services purchased in the statement of income and other comprehensive income.

Depreciation and amortization

        Depreciation and amortization includes depreciation of property, plant and equipment and right-of-use leased assets as well as amortization expense for software and intangible assets recognized in connection with acquisitions. Depreciation and amortization under the application of IFRS 16 is higher than would have been the case prior to the application of IFRS 16, as discussed in "—Goods and services purchased" above. Given our strategy to continuously enhance our service offerings through organic investment and strategic acquisitions, we expect depreciation and amortization will continue to grow.

        Comparison of Three Months Ended September 30, 2020 and 2019.    Depreciation and amortization expense increased $24.4 million, or 100.8%, to $48.6 million for three months ended September 30, 2020. This is largely due to an incremental $16.5 million of amortization expense recorded in connection with intangible assets recognized as part of the purchase accounting for the acquisition of CCC. In addition, $7.0 million of depreciation and amortization expenses were recorded in respect of the acquired entities.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    Depreciation and amortization expense increased $64.8 million, or 96.0%, to $132.3 million for the nine months ended September 30, 2020 due to an incremental $42.4 million of amortization expense recorded in connection with intangible assets recognized as part of the purchase accounting for the acquisition of CCC. In addition, $15.5 million of depreciation and amortization expenses were recorded in respect of the acquired entities and the remaining $6.9 million increase is attributable to the increase in the depreciable asset base in connection with organic investments in facilities and capital.

        Comparison of Years Ended December 31, 2019 and 2018.    Depreciation and amortization expense increased $42.7 million, or 86.3%, to $92.2 million for 2019. This is primarily due to the adoption of

IFRS 16, which contributed an incremental $34.9 million of depreciation expense recognized in 2019 on right-of-use assets. In addition, depreciation and amortization expense has increased due to the growth in our depreciable base of assets as a result of capital investment made by the Company over the last 12 months.

        Comparison of Years Ended December 31, 2018 and 2017.    Depreciation and amortization expense increased $17.3 million, or 53.7%, to $49.5 million for 2018 due to the amortization recorded for the customer relationship intangibles recognized in connection with the acquisition of VoxPro and Xavient, with a combined value of $109.5 million.

Changes in Business Combination-related Provisions

        Changes in business combination-related provisions reflects non-cash accounting gains recognized on the revaluation or settlement of assets and liabilities during the period.

        Comparison of Three Months Ended September 30, 2020 and 2019.    For the three months ended September 30, 2020, a loss of $0.1 million was recognized on the disposal of certain assets, compared to a gain of $1.0 million in the prior period, on the settlement of the provision for contingent consideration associated with the acquisition of Xavient.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    In the nine months ended September 30, 2020, a $73.4 million gain was recorded on the settlement of the provision for written put options to acquire the remaining controlling interest in Xavient effective April 30, 2020, compared to $2.5 million recorded in the prior period.

        Comparison of Year Ended December 31, 2019 and 2018.    In 2019, a gain of $12.4 million was recognized, compared to $12.6 million in 2018, on the revaluation of the provision to acquire the remaining non-controlling interests in Xavient and a $2.2 million gain recognized, compared to no gain in 2018, on the exercise of the provision to acquire the remaining non-controlling interest in VoxPro.

        Comparison of Year Ended December 31, 2018 and 2017.    In 2018, a $12.6 million reversal of the estimated consideration to acquire the non-controlling interest in VoxPro has been recorded in changes in business combination-related provisions during 2018, compared to no reversal in 2017.

Interest Expense

        Interest expense includes interest expense on long-term and short-term borrowings, accretion expense recognized on the unwinding of provisions on the balance sheet, and subsequent to January 1, 2019, interest expense recognized in accordance with IFRS 16. Interest expense under the application of IFRS 16 is higher than would have been the case prior to the application of IFRS 16, as discussed above in "—Goods and services purchased". As we continue to pay down our debt and have settled the significant provisions recognized in connection with the option to acquire the non-controlling interest in Xavient effective April 30, 2020, we expect the non-lease component of interest expense to continue to decrease; however, as we continue to expand our delivery footprint, both organically and through acquisitions, we expect the interest expense recognized in connection with IFRS 16 to continue to increase.

        Comparison of Three Months Ended September 30, 2020 and 2019.    For the three months ended September 30, 2020, interest expense increased $1.1 million or 12.5% compared to the prior period. This was due to an increase in interest expense on long term debt associated with an increase in the average debt balance outstanding, which was partially offset by a decrease in accretion expense due to the settlement of the written put options.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    Interest expense increased $6.3 million, or 22.5%, to $34.3 million during the nine months ended September 30, 2020. This was due to an increase in interest expense on long-term debt of $9.5 million associated with increase in the average debt balance outstanding offset by a decrease in accretion expense of $4.5 million due to the settlement of the written put options to acquire the remaining non-controlling interest in VoxPro effective December 1, 2019 and Xavient effective April 30, 2020.

        Comparison of Years Ended December 31, 2019 and 2018.    Interest expense increased $13.1 million, or 56.5%, to $36.3 million during 2019. This was largely attributable to the application of IFRS 16, which resulted in an incremental $13.2 million of interest expense being recognized on leases.

        Comparison of Years Ended December 31, 2018 and 2017.    Interest expense increased $13.1 million, or 130%, to $23.2 million during 2018. This was due to the increase in the average debt balance under our credit agreement to finance the acquisition of Xavient. In addition, accretion expense increased $6.3 million in connection with the accretion recognized on the settlement of the written put option provision to acquire the remaining non-controlling interests in VoxPro and Xavient.

Foreign Exchange

        Foreign exchange is comprised of gains and losses recognized on derivatives designated as held for trading, as well as foreign exchange gains and losses recognized on the revaluation and settlement of non U.S. dollar transactions. Please refer to "—Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk" for a discussion of our hedging programs.

        Comparison of Three Months Ended September 30, 2020 and 2019.    Foreign exchange expense decreased $2.5 million for the three months ended September 30, 2020, over the prior period. This was due to a mark-to-market gain of $0.7 million recognized on currency derivatives designated as held for trading, as compared to a loss of $1.1 million recognized in the prior period due to the depreciation of the Philippine peso against the U.S. dollar. In addition, the foreign exchange loss recognized on non-U.S. denominated assets and liabilities for our U.S. functional currency subsidiaries decreased $1.2 million due to depreciation of the Philippine peso against the U.S. dollar, as compared to the three months ended September 30, 2019.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    Foreign exchange expense decreased $4.5 million for the nine-months ended September 30, 2020, due to a $5.4 million increase in the foreign exchange loss recognized on non-U.S. denominated assets and liabilities for our U.S. functional currency subsidiaries due to the appreciation of the Canadian dollar year-over-year. This was offset by a mark-to-market gain of $1.2 million recognized on currency derivatives designated as held for trading, as compared to a gain of $0.3 million recognized in the comparative period due to the depreciation of the Philippine peso against the U.S. dollar.

        Comparison of Years Ended December 31, 2019 and 2018.    A foreign exchange gain of $2.6 million was recognized for 2019. This was due to a mark-to-market gain of $0.3 million, recognized on currency derivatives designated as held for trading, as compared to a loss of $0.8 million for 2018, as well as a foreign exchange gain of $2.3 million, recognized as a result of the strengthening of the Philippine peso compared to the U.S. dollar, as compared to a loss of $7.3 million for 2018.

        Comparison of Years Ended December 31, 2018 and 2017.    A foreign exchange loss of $8.1 million was recognized during 2018. This was due to a mark-to-market loss of $0.8 million recognized on currency derivatives designated as held for trading, as compared to a loss of $5.1 million for 2017, and a foreign exchange loss of $7.3 million, recognized as a result of the depreciation of the Canadian dollar and Philippine peso against the U.S. dollar and the resulting revaluation loss recognized on the

Canadian dollar and Philippine peso denominated working capital, as compared to a gain of $5.6 million for 2017.

Income tax expense

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Income tax expense	$26.0	$21.9	$15.7	$12.3	$7.0	$34.6	$18.3
Income taxes computed at applicable statutory rates	28.2%	29.4%	28.0%	22.1%	28.6%	24.3%	29.0%

Effective tax rate (%)	27.3%	31.8%	26.5%	30.7%	32.1%	29.7%	30.5%

        Comparison of Three Months Ended September 30, 2020 and 2019.    For the three months ended September 30, 2020, income tax expense increased by $5.3 million, and the effective tax rate decreased from 32.1% to 30.7%. The decrease in the effective tax rate is primarily due to a decrease in foreign accrual property income due to the impact of the COVID-19 pandemic on net income earned in certain countries outside of North America, a decrease in losses not recognized and is partially offset by a decrease in the foreign tax differential which is also due to the impact of the COVID-19 pandemic. The change in income mix amongst the jurisdictions resulted in a lower weighted average statutory income tax rate.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    Income tax expense increased by $16.3 million for the nine-month period ended September 30, 2020, while the effective tax rate decreased from 30.5% in 2019 to 29.7%. The decrease in the effective tax rate is primarily due to a decrease in FAPI due to the impact of the COVID-19 pandemic on net income earned in certain countries outside of North America, an increase in tax recoveries due to adjustments recognized in the current period for income tax of prior periods and is partially offset by a decrease in the foreign tax differential which is also due to the impact of the COVID-19 pandemic. The change in income mix amongst the jurisdictions resulted in a lower weighted average statutory income tax rate.

        Comparison of Years Ended December 31, 2019 and 2018.    Income taxes expense increased by $4.1 million for 2019, and the effective tax rate decreased from 31.8% to 27.3%. The decrease in the effective tax rate is primarily due to prior period adjustment, a decrease in Canadian tax accrued on cross-border services and a change in income mix, partially offset by a decrease in the foreign tax differential.

        Comparison of Years Ended December 31, 2018 and 2017.    Income tax expense increased by $6.2 million for 2018, and the effective tax rate increased from 26.5% to 31.8%. The increase in the effective tax rate for the year was primarily due to prior period adjustments, partially offset by a decrease in non-deductible amounts. Normalized for the adjustments to prior periods, the 2018 effective tax rate would have been 28.6%. The effective tax rate in 2017 was 27.7%.

Related Party Transactions

        During the three and nine months ended September 30, 2020, and the years ended December 31, 2019, 2018 and 2017, we entered into related party transactions with our controlling shareholder, TELUS and its subsidiaries and our minority shareholder, Baring.

Recurring Transactions with TELUS Corporation

        In 2016, we entered into a 10-year master services agreement and a shared services agreement with TELUS. Revenues earned pursuant to the TELUS MSA are recorded as revenue and management fees incurred in connection with the shared services agreement for certain shared services provided to us are recorded as goods and services purchased.

        The table below summarizes the transactions with TELUS and its subsidiaries, for each of the periods presented:

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Service Revenue	$267.7	$203.2	$182.2	$80.6	$72.6	$227.8	$192.5
Management Fees	(4.9)	(5.4)	(4.2)	(12.8)	(1.2)	(23.4)	(3.7)

Total	$262.8	$197.8	$178.0	$67.8	$71.4	$204.4	$188.8

Amounts Received from TELUS Corporation	$251.5	$199.3	$208.8	$72.9	$67.0	$203.8	$178.5
Amounts Paid to TELUS Corporation	$27.3	$19.4	$53.5	$6.0	$—	$6.0	$1.5

        There was a receivable from TELUS of $33.3 million and $29.8 million at September 30, 2020 and 2019, respectively, and a payable to TELUS of $32.1 million and $38.0 million in 2020 and 2019, respectively.

        There was a receivable from TELUS of $30.2 million and $21.4 million in 2019 and 2018, respectively, and a payable to TELUS of $26.0 million and $20.3 million in 2019 and 2018, respectively.

        We expect that when this offering is complete TELUS will continue to provide us with certain management services pursuant to a shared services agreement with us. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Transition and Shared Services Agreement".

Other Transactions with TELUS Corporation

        On February 6, 2018, 929,110 Class A common shares with a fair value of $25.7 million were issued to TELUS. The proceeds were used to finance the acquisition of Xavient.

        On February 12, 2018, 180,505 Class D common shares were issued to a company controlled by a member of our senior leadership team for cash proceeds totaling $5.0 million. These shares were subsequently repurchased by TELUS on November 29, 2019.

        On January 29, 2020, concurrent with the acquisition of CCC, we issued 3,260,580 Class A common shares and 50,000 Class C common shares to TELUS for cash proceeds of $126.1 million. The proceeds from these share issuances were used to finance the acquisition of CCC, which closed on January 31, 2020.

        Effective January 31, 2020 and until December 18, 2020, TELUS participated as a 12.5% lender in the credit facility syndicate with a balance of $117.0 million outstanding at September 30, 2020. As such, TELUS was the beneficiary of 12.5% of any interest payments February 1, 2020 to September 30, 2020. For the three and nine months ended September 30, 2020, such amounts totaled $1.1 million and $3.2 million. See Note 15(b) of the unaudited condensed interim consolidated financial statements included in this prospectus for further information. As of the date of this prospectus, TELUS participates as an 8.8% lender under our credit agreement at an aggregate level based on the total size of the credit facilities. See "Description of Certain Indebtedness" for a description of our credit agreement.

        On April 1, 2020, we acquired MITS from TELUS for equity consideration of 785,660 Class C common shares, with a fair value of $48.8 million.

        On April 30, 2020 we issued 1,207,729 Class A common shares to TELUS for proceeds of $75.0 million to finance the buyout of the non-controlling interest in Xavient as at April 30, 2020.

        In connection with the acquisition of Lionbridge AI, we issued 1,678,242 shares of Class A common shares to TELUS for proceeds of approximately $149.6 million to fund a portion of the purchase price. For more information on Lionbridge AI, see "Lionbridge AI".

Transactions with Baring Private Equity Asia

        On February 6, 2018, 500,290 Class B common shares with a fair value of $13.9 million were issued to Baring. The proceeds were used to finance the acquisition of Xavient.

        On January 29, 2020, concurrent with the acquisition of CCC, we issued 1,782,620 Class B common shares to Baring for cash proceeds of $67.9 million. The proceeds from these share issuances were used to finance the acquisition of CCC.

        Concurrent with the shares issued to TELUS in connection with the exercise of the Xavient put liability and the acquisition of MITS, we provided Baring with an option to purchase up to 1,070,253 Class B common shares at an exercise price of $62.10 per share. Baring elected to exercise this option to purchase 1,070,253 Class B common shares for aggregate consideration of $66.5 million; the option was settled on October 19, 2020.

        As at September 30, 2020, there were no amounts receivable or payable to Baring Private Equity Asia.

        In connection with the acquisition of Lionbridge AI, we issued 901,101 shares of Class B common shares to Baring for proceeds of approximately $80.4 million to fund a portion of the purchase price. For more information on Lionbridge AI, see "Lionbridge AI".

Liquidity and Capital Resources

Capital resources

        As at September 30, 2020, we had approximately $390.5 million, as compared to $202.7 million as at December 31, 2019, of available liquidity comprised of:

  •
  cash and cash equivalents of $138.9 million, as compared to $79.5 million as at December 31, 2019; and

  •
  available borrowings of $248.5 million, as compared to $121.0 million as at December 31, 2019, under the revolving credit facilities, and $3.1 million, as compared to $2.2 million as at December 31, 2019, available under credit facilities entered into by our subsidiaries.

        In connection with funding the purchase price of the Lionbridge AI acquisition, we borrowed an additional $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities. For more information, please see "Lionbridge AI" and "Description of Certain Indebtedness".

        Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

        In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and temporary investments.

        We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt and/or issue new debt to replace existing debt with different characteristics. We believe that our financial objectives are supportive of our long-term strategy.

        We monitor capital utilizing the financial covenants prescribed in our credit facility. As at September 30, 2020, we were in compliance with all of our covenants.

        The following table presents a summary of our cash flows and ending cash balances for the years ended December 31, 2019, 2018 and 2017, and the three and nine months ended September 30, 2020.

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Cash provided by operating activities	$141.6	$93.5	$90.9	$82.9	$56.5	$161.3	$94.0
Cash used by investing activities	(103.5)	(162.9)	(107.0)	(19.7)	(18.5)	(886.8)	(36.2)
Cash provided (used) by financing activities	(24.0)	50.7	48.6	(55.7)	(13.5)	789.4	(41.2)
Effect of exchange rate changes	(0.2)	(1.1)	1.0	(3.5)	0.8	(4.5)	1.1

Increase (decrease) in cash position during the period	13.9	(19.8)	33.5	4.0	25.3	59.4	17.7

Cash and temporary investments, beginning of period	65.6	85.4	51.9	134.9	58.0	79.5	65.6

Cash and temporary investments, end of period	$79.5	$65.6	$85.4	$138.9	$83.3	$138.9	$83.3

Operating activities

        Comparison of Three Months Ended September 30, 2020 and 2019.    We generated cash from operating activities of $82.9 million in the three months ended September 30, 2020, up $26.4 million from the comparative period. This increase is primarily attributable to a $37.3 million increase in net income adjusted for depreciation, amortization and other non-cash items. This was offset in part by a decrease in working capital of $7.2 million compared to the quarter ended September 30, 2019 as a result of an increase in customer receivables associated with higher revenue earned during the quarter ended September 30, 2020 and an increase in interest paid due to the increase in the average debt balance outstanding.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    We generated cash from operating activities of $161.3 million in the nine months ended September 30, 2020, up $67.3 million from the comparative period. This increase is primarily attributable to a $64.1 million increase in net income adjusted for depreciation, amortization and other non-cash items, which was attributable, in part, to the acquisition of CCC, as well as an increase in the change of our non-cash operating capital of $38.3 million from the comparative period due to the working capital of the acquired entities as well as the slower collections noted above. This was offset by an increase in interest paid, which was $10.1 million higher than the comparative period due to an increase in the average debt balance outstanding.

        Comparison of Years Ended December 31, 2019 and 2018.    We generated cash from operating activities of $141.6 million in 2019, up $48.1 million from 2018. This increase is primarily attributable to a $62.4 million increase in net income adjusted for depreciation, amortization and other non-cash items. This was offset in part by an increase in our working capital of $14.3 million compared to the prior year as a result of an increase in customer receivables associated with higher revenue earned during the year as well as an increase in security deposits made with respect to our lease agreements.

        Comparison of Years Ended December 31, 2018 and 2017.    We generated cash from operating activities of $93.5 million in 2018, up $2.6 million from 2017. This increase is primarily attributable to a $29.0 million increase in net income adjusted for depreciation, amortization and other non-cash items.

This was offset in part by an increase in our working capital of $26.4 million compared to the prior year primarily due to the acquisition of Xavient.

Investing activities

        Comparison of Three Months Ended September 30, 2020 and 2019.    For the quarter ended September 30, 2020 we invested $19.7 million into the business, which is $1.2 million higher than the comparative period. This is due to an $8.7 million increase in capital expenditures offset by a change in non-cash investing working capital.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    For the nine months ended September 30, 2020, we invested $886.8 million into the business, which is significantly higher than the comparative period. This is due to proceeds of $798.9 million used in connection with the acquisition of CCC, net of cash acquired and an incremental $50.0 million paid to acquire the remaining non-controlling interest in Xavient. An additional $25.0 million is payable on December 31, 2020. This amount is recorded as "other payables" on the statement of financial position as at September 30, 2020.

        Comparison of Years Ended December 31, 2019 and 2018.    For the year ended December 31, 2019, we invested $103.5 million into the business, which is $59.4 million lower than the prior year. The decrease was primarily due to payments made in connection with business acquisitions, which were $50.8 million in 2019 compared to $115.4 million in 2018.

        Comparison of Years Ended December 31, 2018 and 2017.    For the year ended December 31, 2018, cash used by investing activities was $162.9 million, which was $55.9 million higher than the prior year. The increase was primarily due to payments made in connection with business acquisitions, which were $115.4 million in 2018 compared to $62.5 million in 2017.

Financing activities

        Comparison of Three Months Ended September 30, 2020 and 2019.    For the quarter ended September 30, 2020, we used $55.7 million of cash associated with financing activities which is $42.2 million higher than the comparative period. This is largely due to higher repayments on our credit facility, in excess of the mandatory repayment schedule.

        Comparison of Nine Months Ended September 30, 2020 and 2019.    For the nine months ended September 30, 2020, we generated cash from financing activities of $789.4 million compared to using $41.2 million in the comparative period. The increase in cash generated from financing activities is largely due to the issuance of shares and incremental debt incurred in order to finance the acquisition of CCC and to complete the acquisition of the remaining non-controlling interest in Xavient. $25.0 million remains payable on December 31, 2020 in connection with the acquisition of the remaining non-controlling interest in Xavient.

        Comparison of Years Ended December 31, 2019 and 2018.    For the year ended December 31, 2019, cash used by financing activities was $24.0 million. This represents a $74.7 million decrease in cash flow for 2019 compared to the prior year. This was largely attributable to the application of IFRS 16, which resulted in an incremental $47.0 million of payments on our lease liability. The decrease was also due to $49.0 million of repayments on our credit facility and debt issuance of $72.0 million in 2019, compared to $38.1 million and $75.0 million in 2018, respectively. Additionally, in 2018, $18.9 million was received from the sale of Class B and D shares and $4.6 million was paid to settle an existing line of credit Xavient had at the time of acquisition.

        Comparison of Years Ended December 31, 2018 and 2017.    For the year ended December 31, 2018, cash provided by financing activities was $50.7 million, up $2.1 million from 2017. This was largely the result of drawing $75.0 million on the revolving credit facilities to finance the Xavient acquisition. Additionally, $13.9 million was received from the cash sale of Class B common shares and $5.0 million was received from the cash sale of Class D common shares. This was partially offset by payments on our credit facility of mandatory repayments of $6.0 million on our term loan facility and $32.1 million on the revolving facility. Additionally, $4.6 million was paid to settle an existing line of credit Xavient had at the time of acquisition.

Future Capital Requirements

        We believe that our existing cash and cash equivalents combined with our expected cash flow from operations and liquidity available under our credit facilities will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months and we possess the financial flexibility to execute our strategic objectives, including the ability to make acquisitions and strategic investments the foreseeable future. Our ability to generate cash, however, is subject to our performance, general economic conditions, industry trends and other factors to the extent that existing and cash and cash equivalents and operating cash flow are insufficient to fund our future activities and requirements, we may need to raise additional funds through equity or debt financing. If we raise funds through equity, substantial dilution to existing shareholders may occur. If we raise funds through the issuance of additional debt, we may be subject to additional contractual restrictions on our business. There is no assurance that we would be able to raise additional funds on favorable terms or at all. See "Risk Factors—Risks Related to Our Business—We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed or on acceptable terms, which could lead us to be unable to expand our business".

        We will seek to maintain a net debt ("TI Net Debt") to TI Adjusted EBITDA leverage ratio of 2-3x. As of December 31, 2019, our TI Net Debt to TI Adjusted EBITDA leverage ratio was 1.95x. We may deviate from our target TI Net Debt to TI Adjusted EBITDA leverage ratio to pursue acquisitions and other strategic opportunities that may require us to borrow additional funds and, additionally, our ability to achieve and maintain this targeted leverage ratio depends on our ability to continue to grow our business, general economic conditions, industry trends and other factors. We calculate our TI Net Debt to TI Adjusted EBITDA leverage ratio by dividing TI Net Debt by TI Adjusted EBITDA. TI Net Debt and TI Adjusted EBITDA are non-GAAP financial measures. TI Net Debt is calculated by deducting cash and temporary investments from total long-term debt. As at December 31, 2019, total long-term debt was $520.5 million, cash and temporary investments was $79.5 million and TI Net Debt was $441.0 million. See "—Non-GAAP Financial Measures" for more information on TI Adjusted EBITDA.

Capital Expenditures

	Years Ended December 31			Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2017	2020	2019	2020	2019
	($ in millions)
Capital expenditures	$62.8	$50.5	$41.4	$20.5	$11.8	$49.1	$46.6

Comparison of Three Months Ended September 30, 2020 and 2019.

        Capital expenditures increased by $8.7 million, or 73.7%, to $20.5 million for the three months ended September 30, 2020. Approximately $4.2 million of the increase is due to additional growth capital expenditures required to service new client growth. A further $4.5 million is attributable to sustainment and maintenance capital expenditures for site and IT hardware upgrades to enable our team members to work from home to continue supporting our clients.

Comparison of Nine Months Ended September 30, 2020 and 2019.

        Capital expenditures increased by $2.5 million, or 5.4%, to $49.1 million for the nine months ended September 30, 2020. This is attributable to the capital expenditures of CCC and MITS during the year.

Comparison of Years Ended December 31, 2019 and 2018.

        Capital expenditures increased by $12.3 million, or 24.4%, to $62.8 million for the year ended December 31, 2019. Approximately $16.0 million of the increase and 72% of the capital expenditures were attributable to growth projects, directly in connection with expanding facilities and equipment in the Asia-Pacific and Central America regions in 2019 to support new and existing client growth. The increase in growth capital expenditures was offset by a decline in maintenance capital expenditures of $3.7 million year-over-year due to the rotational timing of maintenance capital expenditures, which represented 28% of the total expenditure for 2019.

Comparison of Years Ended December 31, 2018 and 2017.

        Capital expenditures for 2018 increased by $9.1 million, or 22.0%, for the year ended December 31, 2018, from the prior year. The increase is attributable to $9.4 million of maintenance capital expenditures incurred during the year to upgrade existing facilities of the businesses we acquired, VoxPro and Xavient, to ensure they were in line with the Company's standards for its facilities.

Contractual Obligations

        As a component of our capital structure financial policies, we manage liquidity risk by:

  •
  maintaining bilateral bank facilities and a syndicated credit facility;

  •
  continuously monitoring forecast and actual cash flows; and

  •
  managing maturity profiles of financial assets and financial liabilities.

        We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

        The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. As at September 30, 2020, the contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt
	Non- interest bearing financial liabilities				Currency swap agreement amounts to be exchanged
			Long-term debt, excluding leases(1)
		Due to affiliated companies					Interest rate swap agreement
As at September 30, 2020 (in millions)				Leases	(Receive)	Pay		Total

2020 (balance of year)	$406.2	$32.1	$29.9	$16.3	$(110.4)	$106.7	$—	$480.8
2021	206.0	—	51.9	60.6	(4.8)	2.8	—	316.5
2022	—	—	51.2	49.7	(4.5)	2.6	5.4	104.4
2023	—	—	50.5	42.3	(4.3)	2.5	—	91.0
2024	—	—	49.8	28.2	(4.0)	2.3	—	76.3
2025	—	—	818.7	18.3	(384.4)	418.7	—	871.3
2026-2029	—	—	—	36.3	—	—	—	36.3
Thereafter	—	—	—	15.4	—	—	—	15.4

Total	$612.2	$32.1	$1,052.0	$267.1	$(512.4)	$535.6	$5.4	$1,992.0

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at September 30, 2020.

        As at December 31, 2019, the contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are as set out in the following table:

	Non-derivative				Derivative
			Composite long-term debt
	Non- interest bearing financial liabilities				Currency swap agreement amounts to be exchanged
			Long-term debt, excluding leases(1)
		Due to affiliated companies					Interest rate swap agreement
Year (in millions)				Leases	(Receive)	Pay		Total
2020	$209.0	$26.0	$16.8	$48.8	$(391.2)	$388.0	$—	$297.4
2021	166.4	—	16.6	44.7	—	—	—	227.7
2022	—	—	328.8	35.1	—	—	3.2	367.1
2023	—	—		32.2	—	—	—	32.2
2024	—	—	—	20.2	—	—	—	20.2
2025-2029	—	—	—	39.7	—	—	—	39.7
Thereafter	—	—	—	14.7	—	—	—	14.7

Total	$375.4	$26.0	$362.2	$235.4	$(391.2)	$388.0	$3.2	$999.0

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2019.

Off-Balance Sheet Arrangements

        We do not have any material obligations under guarantee contracts or other contractual arrangements other than as disclosed in Note 17 "Contingent Liabilities" in the notes to our unaudited condensed interim consolidated financial statements included in this prospectus. We have not entered into any transactions with unconsolidated entities where we have financial guarantees, subordinated retained interests, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk, or credit risk support to us, or engages in leasing, hedging, or research and development services with us.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        Amounts drawn on our long-term debt facilities expose us to changes in interest rates. Holding other variables constant, including the total amount of outstanding indebtedness, a 25-basis-point increase in interest rates on our variable-rate debt would cause an estimated increase in interest expense of approximately $2.4 million per year, based on the amounts outstanding at September 30, 2020.

Foreign Currency Risk

        Our consolidated financial statements are reported in U.S. dollars but our international operating model exposes us to foreign currency exchange rate changes that could impact the translation of foreign denominated assets and liabilities into U.S. dollars and future earnings and cash flows from transactions denominated in different currencies. The Canadian Dollar is the foreign currency to which we currently have the largest exposure. The sensitivity analysis of our exposure to foreign currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The Canadian dollar, European euro and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations below.

			Other comprehensive income		Comprehensive income
Nine-Month Periods Ended September 30 (increase (decrease) in millions)	Net income
	2020	2019	2020	2019	2020	2019
Reasonably possible changes in market risks
10% change in US$: Cdn.$ exchange rate
United States Dollar appreciates	$(0.5)	$0.7	$—	$—	$(0.5)	$0.7
United States Dollar depreciates	$0.5	$(0.7)	$—	$—	$0.5	$(0.7)
10% change in US$: Euro exchange rate
United States Dollar appreciates	$—	$(3.8)	$10.7	$5.3	$10.7	$1.5
United States Dollar depreciates	$—	$3.8	$(10.7)	$(5.3)	$(10.7)	$(1.5)
10% change in US$: Peso exchange rate
United States Dollar appreciates	$—	$(0.2)	$—	$—	$—	$(0.2)
United States Dollar depreciates	$—	$0.2	$—	$—	$—	$0.2

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Reasonably possible changes in market risks
10% change in U.S. dollar: CDN$ exchange rate
U.S. dollar appreciates	$(0.4)	$(0.1)	$1.5	$—	$—	$—	$(0.4)	$(0.1)	$1.5
U.S. dollar depreciates	$0.4	$0.1	$(1.5)	$—	$—	$—	$0.4	$0.1	$(1.5)
10% change in U.S. dollar: euro exchange rate
U.S. dollar appreciates	$(2.7)	$(1.8)	$0.1	$—	$7.1	$—	$(2.7)	$5.3	$0.1
U.S. dollar depreciates	$2.7	$1.8	$(0.1)	$—	$(7.1)	$—	$2.7	$(5.3)	$(0.1)
10% change in U.S. dollar: Philippine peso exchange rate
U.S. dollar appreciates	$(0.3)	$1.6	$1.0	$—	$—	$—	$(0.3)	$1.6	$1.0
U.S. dollar depreciates	$0.3	$(1.6)	$(1.0)	$—	$—	$—	$0.3	$(1.6)	$(1.0)

        We therefore face exchange rate risk through fluctuations in relative currency prices, which are unpredictable and costly to hedge. Appreciation of foreign currencies against the United States dollar will increase our cost of doing business and could adversely affect our business, financial condition or financial performance. Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments, as well as swaps which are used to manage the currency risk associated with European euro denominated inflows being used against US dollar denominated debt.

Critical Accounting Policies and Estimates

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB, which require us to make judgments, estimates, and assumptions that affect: (i) the reported amounts of assets and liabilities; (ii) disclosure of contingent assets and liabilities at the end of each reporting period; and, (iii) the reported amounts of revenues and expenses during each reporting period. We evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, and expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policy choices require higher degrees of judgment than others in their application. When reviewing our consolidated financial statements, you should consider (i) our selection of critical accounting policies; (ii) the judgment and other uncertainties affecting the application of such policies; and (iii) the sensitivity of reported results to changes in conditions and assumptions. We consider the policies discussed below to be critical to an understanding of our consolidated financial statements as their application places significant demands on the judgment of our management.

        An accounting policy is considered to be critical if it requires an accounting estimate to be made based on the assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements.

Estimates

        The significant estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:

Judgments

        Our significant judgments, apart from those involving estimation, include the following:

  •
  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

  •
  In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue as it relates to assessing when we have satisfied our performance obligations to our clients, either at a point in time or over a period of time.

  •
  The preparation of our financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used to make resource allocation decisions and to assess performance. A significant judgment we make is that our cash flows are sufficiently indistinguishable given our global operating model, resulting in a single operating and reporting segment.

  •
  Determination of our functional currency and the functional currency of each subsidiary involves significant judgment. The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortization of those assets, as well as the exchange gains and losses recorded in the consolidated statement of income and other comprehensive income and the consolidated statement of equity.

  •
  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

  •
  In connection with the annual impairment testing of goodwill, there are instances where we must exercise judgment in the determination of our cash generating unit. A significant judgment that we make is that each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region. As such, each region is not an individual cash generating unit.

  •
  In respect of claims and lawsuits, the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

Revenue recognition

        Our solutions involve delivery of multiple services and products that occur at different points in time and/or over different periods of time; as referred to above, this is a significant judgment for us. As appropriate, these arrangements contain multiple performance obligations and the transaction price is measured and allocated among the performance obligations based upon their relative stand-alone selling price. Our relevant revenue recognition policies are then applied to the performance obligations.

        Multiple contracts with a single client are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a client in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple performance obligation arrangements, their relative stand-alone selling prices are appropriate.

Depreciation, amortization and impairment

        Depreciation and amortization.    Property, plant, and equipment including right of use assets are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to above, the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

        Estimated useful lives for the majority of our property, plant and equipment and right of use lease assets subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	3 to 5 years
Buildings and leasehold improvements	20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years

        Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 10 years
Software	3 to 5 years

        Impairment—general.    Impairment testing compares the carrying values of the assets or cash generating unit being tested with their recoverable amounts (the recoverable amount being the greater of an asset's value in use or its fair value less costs to sell); as referred to above, this is a significant estimate for us. Impairment losses are immediately recognized, to the extent that the carrying value of an asset exceeds its recoverable amount. Should the recoverable amounts for impaired assets subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of "unwinding the discount" and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

        Impairment—property, plant and equipment; intangible assets subject to amortization.    The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

        Impairment—goodwill.    The carrying value of goodwill is periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but goodwill must, at a minimum, be tested annually; we have selected October 1 as our annual test date.

        We assess our goodwill by comparing the recoverable amounts of our business to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of the assets on a pro-rated basis.

Income and other taxes

        We follow the liability method of accounting for income taxes; as referred to above, this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

        We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which the changes in estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

        Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. We include such charges in the consolidated statement of income and other comprehensive income as a component of income tax expense.

Recent Accounting Pronouncements

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

        In January 2016, the International Accounting Standards Board released IFRS 16 Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17 Leases. The standard removes the lessees' classification of leases as either operating leases or finance leases and, for IFRS-IASB, introduces a single lessee accounting model.

        The most significant effect of the new standard is the lessee's recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, including those for most leases that would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

        The presentation on the statement of income and other comprehensive income required by the new standard results in the presentation of most non-executory lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased (executory lease expenses will remain a part of goods and services purchased); reported operating income would thus be higher under the new standard.

        Relative to the results of applying the previous standard, although actual cash flows are unaffected, the lessee's statement of cash flows will reflect increases in cash provided by operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the "principal" component of leases, which were previously accounted for as operating leases, as a cash flow use within financing activities under the new standard.

        We applied the standard using the retrospective application, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application did not result in the retrospective adjustment of amounts reported for periods prior to 2019. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, is the basis for the cumulative effects recorded as at that date.

        Implementation.    As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17 Leases, and IFRIC 4 Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, will be assessed for being, or containing, leases applying the criteria of the new standard.

        IFRS 16 Leases, has the following impact on the 2019 opening amounts:

As at January 1, 2019	Excluding effects of IFRS 16	IFRS 16 effects	As reported under IFRS 16
	($ in millions)
Non-current assets
Property, plant and equipment, net	$115.2	$138.4	$253.6
Deferred income taxes	$2.6	$1.3	$3.9
Current liabilities
Current maturities of long-term debt	$6.0	$26.7	$32.7
Non-current liabilities
Long-term debt	$302.0	$127.6	$429.6
Owners' equity
Retained earnings	$(108.3)	$(14.7)	$(123.0)
Accumulated other comprehensive income	$21.2	$0.1	$21.3

Standards, interpretations and amendments to standards not yet effective and not yet applied

        In October 2018, the IASB amended IFRS 3 Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application is permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). We have applied the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

Internal Control—Financial Reporting

        Prior to this offering, similar to other private companies, neither we nor our independent registered public accounting firm were required to deliver an opinion on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm's audits of our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017, involved assessments of internal control over financial reporting as a basis for designing their audit procedures, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. In connection with this offering, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting as at December 31, 2019. A "material weakness" is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in our financial statements may not be prevented or detected on a timely basis. Specifically, the material weaknesses related to the ineffective design of controls relating to the review and approval of revenue recognition and journal entries at our less significant subsidiaries and the related ineffective design of risk assessment procedures, deployment of control activities, and monitoring of internal control over financial reporting at these subsidiaries. The material weaknesses have not resulted in a material misstatement of our consolidated financial statements.

        We have taken steps to address these material weaknesses and continue to implement our remediation plan. We have prepared a detailed plan to design, evaluate and document the overall control environment and resolve the identified weaknesses. As part of this remediation plan, we are formalizing policies and procedures with respect to our period-end closing process and financial reporting. This includes documenting account reconciliations, journal entries and review of unusual transactions. In addition, we have engaged an external advisor to provide assistance with the remediation plan, as part of their overall evaluation of our internal control over financial reporting program. These remediation measures may be time consuming, and may place significant demands on our financial and operational resources, but we believe such remediation activities will address the underlying cause of the issues noted above.

        While we have put in place a plan to remediate such material weaknesses, we may identify additional material weaknesses or significant deficiencies in the future. As a public company, we will not be required by Section 404 of the Sarbanes-Oxley Act of 2002 and applicable Canadian securities laws, including National Instrument 52-109—Certification of Disclosure in Issuers' Annual and Interim Filings, to include a report of management's assessment of our internal control over financial reporting until our annual report for the year ending December 31, 2021, and, an independent auditor's attestation report on our internal control over financial reporting until our annual report for the year ending December 31, 2021. Accordingly, we cannot assure you that we will not in the future have additional material weaknesses or significant deficiencies. See "Risk Factors—Risks Related to Our Business—As a result of becoming a public company in the United States, we will become subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act. We have identified a material weakness in our internal control over financial reporting".

BUSINESS

Overview

        We are a leading digital customer experience innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Our services support the full lifecycle of our clients' digital transformation journeys and enable them to more quickly embrace next-generation digital technologies to deliver better business outcomes. We work with our clients to shape their digital vision and strategies, design scalable processes and identify opportunities for innovation and growth. We bring to bear expertise in advanced technologies and processes, as well as a deep understanding of the challenges faced by all of our clients, including some of the largest global brands, when engaging with their customers. Our customer-centric approach underpins everything we do. We believe customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience to customers. Over the last 15 years, we have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement transformations.

        Technology is rapidly transforming the way businesses interact with their customers. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. These technologies have simultaneously empowered customers and raised their expectations. To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but also consistent and integrated across omnichannel touchpoints. To quickly capture, evaluate and adapt to customer feedback on a global scale, companies need people with expertise in advanced analytics, artificial intelligence, machine learning and data analysis, together with leading digital technologies to deliver optimal omnichannel customer experiences. We believe few service providers have the combination of people, capabilities and technology to help companies address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems.

        Our solutions and services are relevant across multiple markets, including IT services for digital transformation of customer experience systems ("DX") and digital customer experience management ("DCXM"). We believe our comprehensive and integrated capabilities across DX and DCXM position us to uniquely address our clients' needs and objectives. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions.

        We have built an agile delivery model with global scale to support next-generation, digitally-led customer experiences. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. We have almost 50,000 team members located in 50 delivery locations across over 20 countries. Our delivery locations are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and ability to deliver our services over multiple time zones and in multiple languages. Through the COVID-19 pandemic, we have enabled 95% of our team members to work from home, while continuing to meet our clients' quality and security expectations and providing even more flexibility to enable our customer needs. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets.

        Our clients include over 600 companies many of which believe that customer experience is critical to their success. We seek to work with disruptive companies and leaders in their respective sectors. We have built long-tenured relationships with these companies within our core targeted industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality.

        Our relationship with TELUS, our largest client and controlling shareholder, has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth, as well as strategic partnership with respect to co-innovation within the communications vertical, customer service excellence focus and an internationally recognized social purpose impact. We have renewed our TELUS MSA, which now provides for a term of ten years beginning in January 2021 and provides for a minimum annual volume of service of $200.0 million, subject to adjustment in accordance with its terms. For more information, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Master Services Agreement". In the nine-month period ended September 30, 2020 and fiscal 2019, revenue from TELUS represented 20.0% and 25.5%, respectively of our service revenues. In fiscal 2019, revenue from Google, our second largest client in that period, accounted for approximately 11.0% of our service revenues. In the nine-month period ended September 30, 2020, revenues from our second largest client for that period, a leading social media company, accounted for 15.5% of our service revenues. In the nine-month period ended September 30, 2020, our top ten clients represented approximately 63% of our revenue. In 2019, our top ten clients represented approximately 67% of our revenue. In addition, Google is the largest client of Lionbridge AI, the data annotation business we acquired on December 31, 2020. Google accounted for 65% of Lionbridge AI's revenue in the year ended December 31, 2019.

        Excluding TELUS, we experienced a 62% average growth rate across our other top ten clients during 2019. We have an average relationship tenure of seven years with our top ten clients outside of TELUS. Our robust growth was driven by our exposure to attractive client industry verticals, strong execution and successful deployment of greater services to top clients.

        We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 15 years by ensuring full cultural alignment with the individuals we choose to join our team, the clients we chose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain ("CVC"). Our CVC establishes a direct link between a strong corporate culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers. We are committed to diversity and inclusion across our entire organization, which supports our vision, values, culture and strategy.

        For the years ended December 31, 2019, 2018 and 2017, our revenues were $1,019.6 million, $834.6 million and $573.2 million, respectively, reflecting a compound annual growth rate of 34% over this period, and our pro forma revenue for the year ended December 31, 2019, was $1,571.4 million. For the nine months ended September 30, 2020 and 2019, our revenues were $1,139.3 million and $747.1 million, respectively and our pro forma revenue for the nine months ended September 30, 2020 and 2019, was $1,350.1 million and $1,154.0 million, respectively. Our net income was $69.0 million, $47.1 million and $43.4 million for the years ended December 31, 2019, 2018 and 2017, respectively, and our pro forma net loss for the year ended December 31, 2019, was $1.6 million. Our net income for the nine months ended September 30, 2020 and 2019, was $81.9 million and $41.7 million, respectively, and our pro forma net income (loss) for the nine months ended September 30, 2020 and 2019, was $78.1 million and $(21.7) million, respectively. Our adjusted net income ("TI Adjusted Net Income") was $82.4 million, $65.4 million and $56.7 million for the years ended December 31, 2019, 2018 and 2017, respectively and our adjusted EBITDA ("TI Adjusted EBITDA") was $225.6 million, $146.7 million and $113.8 million, respectively. For the nine months ended September 30, 2020 and 2019, TI Adjusted Net Income was $94.4 million and $56.6 million, respectively, and TI Adjusted EBITDA for these periods was $262.2 million and $161.9 million, respectively. We believe we have a strong financial profile and execution track record. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures" for a reconciliation of TI Adjusted Net Income and TI Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP, and see "Unaudited Pro Forma Condensed Combined Consolidated Financial Information" for more information regarding our pro forma financial measures.

Our Company

        Our Unique Heritage.    TELUS International was born out of an intense focus on customer service excellence, continuous improvement and a values-driven culture under the ownership of TELUS. TELUS is a leading communications and information technology company in Canada, with over 15 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. TELUS' long-standing commitment to putting customers first fuels every aspect of its business, including its focus on customer service excellence and customer loyalty as supported by TELUS International. This is evidenced by a postpaid wireless churn rate that was below 1% for the sixth consecutive year in 2019 and among the lowest compared to its global peers. Embedded in TELUS' culture is a customer-first mindset, a world-class approach to corporate governance and operating discipline and a social purpose focused on leveraging technology to enable remarkable human outcomes. TELUS has been recognized for its excellence in customer satisfaction, workplace best practices and community volunteerism.

        At the forefront of everything we do at TELUS International is, similarly, a customer-first commitment and a relentless pursuit of optimal business outcomes for our clients. We believe that better outcomes begin with the talented team members that are dedicated to supporting our clients. We make significant investments to attract, retain and develop talent across our service offerings. This is the cornerstone of what we refer to as our "caring culture".

        We care deeply about devoting the optimal mix of talent and capabilities to our clients and ensuring continuous performance improvement through data-driven decision-making. We have also cultivated process intelligence proficiencies across our organization, from human resources and talent management to our dedicated implementation and service delivery teams. We have developed our own methods of performance measurement for quality and efficiency that complement client-specific performance measures. Ultimately, we believe it is our differentiated caring culture, which drives an 85% (in 2019) team member engagement score, that contributes to margin enhancement and fuels success in every aspect of our business.

        Our History and Evolution.    Since our founding, we have evolved and grown our business from an in-house customer care provider for TELUS to a digital customer experience ("CX") innovator that designs, builds and delivers next-generation solutions for global and disruptive brands. Today, we believe we have a category-defining value proposition with a unique approach to combining both digital transformation and CX capabilities. In 2005, seeking a strategic in-house partner for CX solutions, TELUS acquired a controlling interest in Ambergris Solutions, a boutique CX provider in the Philippines catering to traditional U.S.-based enterprise clients. Ambergris was subsequently re-branded as TELUS International, and, from 2008 to 2014, we made a number of additional significant organic investments, as well as acquisitions, with the goal of better serving our growing portfolio of global clients. We expanded our delivery platform to access highly qualified talent in multiple geographies, including in Central America, Europe and North America, and developed a broader set of complex, digital-centric capabilities. It was clear to us that digital enablement would become increasingly vital for our clients, and as a result we focused our expansion strategy on developing this expertise organically and, in some cases, accelerating our growth through strategic acquisitions.

        During this time, we also made a series of investments in our people and our culture predicated upon the core philosophy that our caring culture drives sustainable team member engagement, team member retention and customer satisfaction. We invested in our ability to attract and retain exceptional people across several competitive, global talent pools and built what we believe are inspiring, state-of-the-art, service delivery locations designed to optimize team member engagement, productivity and well-being. We invested in our global training and talent management teams to enhance our custom curricula and career pathing opportunities. Additionally, over the last 10 years we built a robust corporate social responsibility program focused on community development, local philanthropic giving, education and social equality. For example, we have implemented community giving events in each of the countries in which we operate and, in the Philippines, Guatemala, El Salvador, Bulgaria and Romania, we have established "Community Boards", which have distributed over $2.5 million to local charities since 2011. We have frequently been recognized by industry analysts, such as Frost & Sullivan, for our best practices with respect to corporate social responsibility.

        The following illustrates our digital journey from 2005 to present:

        Over time, we realized our service offerings and customer-first approach would appeal to clients beyond our early telecommunications-centric base. As a result, we expanded our focus across multiple industry verticals, targeting clients who, like TELUS, believe that exceptional customer experience is critical to their success. Higher growth technology companies, in particular, embraced our service offerings and approach and quickly became our largest and most important industry vertical.

        In 2016, Baring Private Equity Asia, a leading global private equity investor, acquired a significant minority stake in TELUS International, which enabled us to amplify investment in our digital IT portfolio and further expand into Asia. We have since accelerated strategic acquisitions that have extended our geographic footprint, deepened our digital IT capabilities and broadened our client base of technology brands.

        In 2017, we acquired VoxPro, a customer experience technical support and sales operations solutions provider, which increased our agile delivery platform with additional facilities in the United

States, Europe and Asia. We have continued VoxPro's support of several innovative and disruptive technology companies that change the way consumers interact with the marketplace.

        In 2018, we acquired Xavient Digital, a next-generation digital IT consulting company with expertise in AI powered digital transformation services, UI and UX design, open source platform services, cloud, IoT, big data and other IT lifecycle services. This acquisition significantly enhanced our digital IT expertise and expanded the breadth of our digital IT solutions and services.

        At the beginning of 2020, we acquired CCC, a leading provider of high-value-added business services with a focus on trust and safety, including content moderation and Christian Legat, chief executive officer of CCC, continued in that role as part of our team. This transaction significantly increased the scale and diversity of our business, adding approximately 8,500 team members and delivery capabilities in 10 additional countries. It also expanded and diversified our client base in our Tech and Games industry vertical in Europe. Through the addition of VoxPro, Xavient Digital, CCC and Lionbridge AI we significantly bolstered the digital offering that we provide and grew our digital-focused team.

        On December 31, 2020, we completed the acquisition of Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement, dated November 6, 2020 for cash consideration of $939.0 million, subject to post-closing adjustments. With this acquisition, Ed Jay, President of Lionbridge AI, joined TELUS International. The acquisition remains subject to review by CFIUS. Lionbridge AI is a market-leading global provider of crowd-based training data through various service offerings and the use of a proprietary annotation solution used in the development of artificial intelligence algorithms to power machine learning. Lionbridge AI is the next step in our digital journey, extending our leadership in emerging technologies, and the skills and capabilities of the combined teams are expected to create a more compelling digital services offering to support the next phase of the digital evolution of some of the world's largest technology companies. For more information on Lionbridge AI, see "Lionbridge AI".

        Today, we are a CX innovator that designs, builds and delivers next-generation digital solutions for global and disruptive brands. We operate in over 20 countries from 50 delivery locations. We have almost 50,000 team members serving a diverse base of over 600 clients across multiple industry verticals. These team members are supplemented by a crowdsourced community of more than one million data annotators using Lionbridge AI's proprietary data annotation solutions.

        Our journey has been highly successful as evidenced by our 34% compound annual revenue growth rate from 2017 to 2019 and third-party recognition for business excellence and social purpose. We are proud to have been recognized by the Everest Group for our leadership in customer experience management services and have been ranked among the best employers in many of the markets in which we operate.

Industry Background

        Technology, Innovation and Digital Enablement.    Technology is transforming the way businesses interact with their customers at an accelerating pace and scale. Our clients and their customers have more information and more choices than ever before and their expectations surrounding brand experiences and the speed at which companies must process and respond to customer interactions are changing rapidly. The proliferation of mobile devices, social media platforms and other methods of digital interaction has enabled customers to access information 24/7 and engage with companies through multiple digital channels. The COVID-19 pandemic has further accelerated the use of digital channels as the first, and sometimes only, points of customer interaction. Customers value a consistent and personalized experience across channels when interacting with the companies that serve them. Businesses face pressure to engage with their customers across digital and human channels, and seek to do so by combining technology with authentic human experience that is capable of demonstrating a sincere commitment to customer satisfaction.

        Across industries, customer experience has become a critically important competitive differentiator. Next-generation technologies such as advanced analytics, AI, robotic process automation ("RPA"), and augmented and virtual reality ("AR/VR") allow digitally native companies to streamline customer interactions, without removing the human element, through the entire customer journey from creation of product awareness through facilitating product research, purchase, fulfillment and then customer retention and advocacy of products. Adoption of these next-generation technologies like AI, in turn increases the demand for the high-quality data required to power product and analytics platforms, to make them relevant and contextual for consumers around the world. Businesses need highly discerning human operators, empowered by cutting-edge technology and processes, to deliver next-generation customer experiences.

        Empowered and Engaged Customers.    The pervasiveness of next-generation technologies, which enables always-on connections, access to information 24/7 and greater variety of choice, has encouraged customer empowerment and raised their expectations. Customers are choosing how and when to interact with businesses, very often dictating the terms and frequency of such interactions. Accordingly, customer-centric companies have shifted from products and solutions-first, to customer experience-first. Customer-centricity is no longer an option—it has become an absolute necessity.

        Competition for differentiation is now focused on customer experience. Customers prefer simplicity, personalization and consistency across all channels and high levels of service. Customers are increasingly choosing experience over product and price, and are willing to pay more for positive customer service experiences. While positive experiences can help build customer loyalty, negative ones can severely undermine loyalty and retention. Customers today share their experiences through various digital channels with a rapid and global feedback loop. These immediate reactions are pressuring businesses to have in place the right customer experience systems and processes that get engagement right on the first try. Companies wishing to operate across digital channels need to be more cognizant of and responsive to how customers engage with them and make buying decisions. Customer experience has become a key competitive advantage, and it is critical for companies to manage it by partnering with customer service experts to represent their valued brands.

        Evolution of Customer Experience.    Customer experiences have evolved from single-point, voice-based, interactions to omnichannel points of engagement. Companies increasingly view these omnichannel points of engagement as opportunities to build customer loyalty and increase wallet share. Today, companies across all industries are focused on customer experience, which is in contrast to past decades, when handling customer service, sales generation and collections was primarily the domain of the technology, telecom, hospitality and banking and financial services industries. People were the primary touch points between companies and customers. Customer care has greatly evolved from agent-driven interactions to a more holistic approach of managing customer experience across both digital and human channels, with human channels used primarily for complex interactions and exception handling. Such exceptions typically include more complex issues that require a human interaction and/or culturally nuanced expertise as well as empathy. As humans are being used primarily for complex interactions and exception handling, the quality of these interactions matters even more today as companies need engaged, experienced, empathetic and technology-savvy employees representing their brands in their customer interactions.

        Importance of Building Trust and Security.    Companies and brands operating in the global digital marketplace need to engender trust in their online offerings in order to provide a feeling of safety that encourages customers to communicate and transact more. Accurate and rapid identification of content that violates the criteria of these offerings is of critical importance as user-generated content continues to grow. Social media platforms need to moderate content on their platforms not only to ensure the safety of users, but also to ensure the accuracy and reliability of information and, ultimately, to protect their brand and credibility in the marketplace. Increasingly, this need is driven by customers and regulators. Despite significant advances in technologies, such as AI and automation, expert human intervention is still needed to handle content and customer concerns with the highest complexity. Additional concerns regarding data privacy further drive the demand for a complete customer experience-oriented security solution at a time of significant scale and growth for these platforms. Companies across all industries are also faced with the challenge of knowing who they are interacting with in the global digital marketplace. Additionally, fraud, identity theft and asset appropriation have become more pervasive. Companies are also faced with increasingly onerous "know your customer" and anti-money laundering requirements that demand the collection of sensitive information. Companies are looking for solutions to assist in responding to these challenges with customer experience, confidentiality and compliance in mind.

        Challenges for Companies.    To meet modern customer expectations, companies must provide an experience that is not only personalized and empathetic, but consistent and integrated across omnichannel touchpoints, whether human or digital. Companies not only need a customer-centric mindset, but they also need to re-design and re-engineer their customer engagement processes. They need to invest in software platforms that will help them gather all available customer information, integrate with middle- and back-office systems and harness the data to provide a personalized experience. To enable this, companies need people with expertise in advanced analytics, AI and machine learning ("ML") techniques capable of analyzing data to anticipate customer needs and use the results to empower customer interactions. We believe that such complex re-design and re-engineering of processes are best executed by experts in customer experience strategy and design consulting, IT services and process expertise, as such abilities are often not readily available in-house. Disruptive technology companies may be experts in the use of next-generation technologies but they often do not have expertise in overall customer experience or use of human channels. Other companies often lack digital channels and do not have integrated design, technology and operational talent to develop a strategy, re-engineer processes, deploy next-generation technologies and provide a personalized customer experience integrated across digital and human channels. This re-design and re-engineering process requires talent with expertise in both customer experience processes and related next-generation digital technologies.

        Limitations of Incumbent Services Providers.    Delivering best-in-class omnichannel customer experiences requires highly trained professionals working in concert with leading digital technologies. We believe few service providers have the people, capabilities and technology to help clients address the entire spectrum of designing, building and delivering integrated end-to-end customer experience systems. Digital IT services providers can build and integrate next-generation technology platforms but often lack the ability to provide highly trained specialists to deliver the necessary complex human interactions. Customer care and BPO service providers generally lack specialized skilled labor, the ability to design solutions and the expertise in next-generation technologies to build customer experience platforms. Consulting service providers often can neither design nor build the solutions that they propose for their clients, let alone run them with the necessary talent to reliably deliver high-complexity, high-value service.

Our Market Opportunity

        Our solutions and services are relevant across multiple markets including IT services for DX and DCXM. The worldwide market for DX was estimated by IDC to have been $147 billion in 2019. The worldwide market for DCXM was estimated by Everest Group to have been $6 billion in 2018.

        Digital Transformation (DX).    Companies are increasingly partnering with third-party providers to meet their digital transformation challenges, which include designing solutions that facilitate an omnichannel experience, building digitally scalable infrastructure and delivering new digital channels. To keep systems scalable, an increasing number of companies are opting for cloud-based solutions and seeking to automate processes where possible. Digital transformation services are estimated by IDC to have been a $147 billion market in 2019 and estimated to grow at a four-year compound annual growth rate of 21% through 2023. IDC defines digital transformation as the continuous process by which businesses adapt to or drive disruptive changes in their customers' behavior and markets by applying digital technologies and competencies to radicalize new processes, customer experience and value that seamlessly blend digital, physical, business and customer experiences while improving operational efficiencies and organizational performance.

        Digital Customer Experience Management (DCXM).    DCXM represents the next evolution of customer experience management. In recent years, digital customer experience has become increasingly important to companies, as highly engaged users dictate the nature and frequency of interactions. Customers ascribe value to seamless interactions and are willing to reward positive experiences with loyalty and repeat business. As customers have shifted toward digital channels, leveraging next-generation technologies to deliver a unified and satisfying customer experience has become paramount.

        Everest Group defines DCXM as services and solutions that encompass digital capabilities in customer experience management, like social media, chatbots and self-serve. Everest Group estimates that the DCXM market will grow at a rate of 20%-25% through 2021. Everest Group estimates the customer experience management market, of which DCXM is a subset, to have been an approximately $330-$360 billion market in 2018. The customer experience management market is currently estimated by Everest Group to be 25% outsourced. We believe we are uniquely well-positioned to serve these markets and, as a result, we have a significant market opportunity due to the overall industry growth rate, low penetration to date and strong exposure to the comparatively higher-growth DCXM sector of the market.

        In addition to DCXM, we serve markets that have experienced high growth in recent years, such as content moderation, which includes review and compliance services of customer created content on social media and other digital platforms. The necessity of moderating content on digital platforms has prompted enterprises to seek specialized services to accommodate changes in the uncertain, highly regulated environment. Everest Group estimates the content moderation market to have been approximately $1.5 billion to $2.0 billion in 2018, and expects it to experience estimated growth of 40%-50% through 2021.

Our Approach

        We are a leading digital customer experience innovator with a unique team culture and deep expertise in next-generation technologies and processes. We serve clients at both ends of and throughout the maturity spectrum, each with different customer experience requirements, approaches and near-term and longer-term transformation objectives. We believe that our comprehensive capabilities and go-to-market strategy enable us to address our clients' varied needs in a flexible way that aligns with their objectives.

        Our focus on customer experience informs our approach to designing, building and delivering customer engagement and digital enablement solutions for our clients. We believe that customer experience delivered by empathetic, highly skilled and engaged teams is key to providing a high-quality brand experience to customers. Our team members work with our clients to identify obstacles and opportunities and to craft their digital visions, design scalable processes and build and deploy solutions to enable growth. We lead our clients through a consultative approach that accelerates their adoption of advanced technologies to deploy and deliver innovative solutions. By leading with digital enablement, we create the opportunity to service the entire customer experience journey and leverage the robust skill sets of our teams to build a comprehensive set of solutions that powers exceptional outcomes. Our approach combines our highly skilled teams with next-generation digital technology capabilities to provide a comprehensive solution for our clients that is integrated, contextual and consistent across all channels.

Our Competitive Strengths

        We have distinguished ourselves as a next-generation, leading customer experience innovator by leveraging the following competitive strengths:

        Cultural Differentiation.    We have a unique and differentiated culture that places people and a shared set of values at the forefront of everything we do. We have carefully cultivated our caring culture over the last 15 years by ensuring alignment with the individuals who choose to join our team, the clients we chose to work with and the manner in which we have built and run our business. We have a unique approach to attracting, developing and retaining team members, which underpins a framework that we refer to as our Culture Value Chain. Our CVC establishes a direct link between a strong culture and the ability to drive higher team member engagement and retention, ultimately leading to superior services and better outcomes for our clients and their customers.

        We continuously invest in maintaining and improving our culture in a number of ways, including through our approach to attracting and retaining talent. For example, we identify highly skilled, enthusiastic and driven candidates who want to make a positive impact for our clients and the communities in which we live and work. We support our team members' development with customized coaching and training resources in specific technologies and tools vital in today's digital economy and our business. We reward our people for being dedicated brand ambassadors and thought leaders with deep industry acumen. Recognizing the importance of the workplace environment, we believe we have built inspiring, world-class physical workspaces. We seek out clients that share our corporate values. We apply a strict code of ethics toward client selection and have declined noteworthy projects for clients whose values are not aligned with ours.

        Diverse Client Base Across Sectors.    Our diverse client base differentiates us from peers and contributes to our growth. We partner with a diverse set of disruptive and established clients across our core industry verticals, including Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Within some of these industry verticals, we serve clients across several sub-sectors. For example, within Tech and Games, we serve some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. Within eCommerce and FinTech we serve both traditional and next-generation payments and point of sale providers, business-to-business and business-to-consumer software-as-a-service companies, online marketplaces and large financial services institutions.

        Our clients trust us to support their brands and reputations, which we believe to be among the most respected names in their industries. We are able to execute on emerging customer experience challenges leading to high client referenceability that strengthens our credibility with clients in existing and new verticals and helps drive growth.

        Deep Domain Expertise.    We have developed expertise serving clients in fast-growing industry verticals and sub-sectors, many of which are leading broader technology disruption. By serving clients in these sectors over the course of many years, we have built an understanding of their unique, industry-specific challenges and digital transformation journeys, as well as the solutions and services to address them. We leverage this domain expertise to inform how we continue to build out our capabilities and serve additional clients.

        Within our Tech and Games industry vertical, we believe we have been at the forefront of helping social networks manage the rapidly expanding volume of user-generated content on their platforms. We use AI/ML-assisted solutions to help clients monitor content for compliance with local policies and regulations. With the acquisition of Lionbridge AI, we also provide data annotation services to generate the critical high-quality data required to support our clients as they refine the AI models used in their search engines, social media networks and other cutting-edge products, among other applications. Additionally, we have leveraged our deep understanding of "gamer culture" to partner with several leading Games clients to support the high player growth they have seen over the past several years by deploying player support solutions.

        In our Communications and Media industry vertical, we partner with leading telecom, cable and satellite operators, including wireless/wireline, over-the-top and streaming providers. Our client engagements support the digital transformation initiatives of our clients, innovation across their digital stack, operations support system and business support system modernization and testing and engineering of 5G networks for services such as IoT. Our solutions help our clients save operating costs and improve overall customer loyalty and churn. We have invested in creating custom testing systems and leveraged our expertise to develop custom set-top box user interfaces.

        In our eCommerce and FinTech industry vertical, we have supported leading global eCommerce platforms since 2007, deploying specialized teams who can quickly scale on vertical-specific tasks such as premium marketplace support, content moderation, dispute mediation and identity and fraud protection. We also design, build and deliver chargeback transactions solutions for global online payments providers looking to maximize cross-border selling. The solution centralizes infrastructure and accelerates processing, rapidly enabling customer service teams to support multiple new countries.

        Comprehensive, Integrated Capabilities to Enable Digital-First Experiences.    We have proactively built a set of integrated capabilities to deliver innovative customer experience solutions for our clients' customers. Our services span design, build and deliver, so that we are able to offer clients a complete, transformative, digitally enabled solution, or a discrete solution to address or complement specific aspects of their existing customer experience strategy. Furthermore, our ability to design, build and deliver integrated solutions that combine both process and technology enables us to more comprehensively and holistically address our clients' most complex and pressing challenges and needs. For example, we combine expertise in digital IT lifecycle services, including applications development, cloud implementation and advanced analytics and automation with customer experience delivery capabilities around omnichannel customer support, Contact Center-as-a-Service ("CcaaS"), and work-from-anywhere solutions.

        We believe that our end-to-end solutions address client needs at all stages of their digital journeys and position us best to address their evolving priorities while expanding wallet share with them over time. Many of our key client relationships began as programs with a single solution and have evolved over time into multi-solution, multi-program strategies. As we expand the scope of work with clients, we become more embedded in their businesses, and are thus better positioned to identify new opportunities for continued improvement.

        Best-in-Class Technology and Processes.    We rely on best-in-class technology to power everything we do. By virtue of our TELUS pedigree, we have built our business with a deep understanding of the importance of technological reliability and availability, fueling our "always-on" carrier-grade network infrastructure. This infrastructure is augmented by our next-generation private and public cloud-based architecture, which enables our complete suite of integrated digital services. We believe that, unlike most of our peers, we are not encumbered with legacy technology infrastructure. This enables us to be agile, efficient and scalable, which we believe is a competitive advantage. Additionally, the next-generation tools we deploy internally across our almost 50,000 team members enable them to more efficiently and effectively carry out their roles on behalf of our clients. For example, our platform is capable of self-learning through advanced machine learning algorithms and employs natural language understanding ("NLU") and natural language generation ("NLG") to simulate complex human-like dialogue.

        We leverage cloud-based data warehouse solutions that provide us with a flexible and scalable architecture. We use application programming interfaces ("APIs") that connect into some of our clients' enterprise resource planning, workforce management and other customer data sources that enable us to capture and analyze data and ultimately react more quickly to changing client needs. In addition, with data visualization tools we can look at data quickly from several perspectives. Finally, with our data in the cloud, we are able to run AI models across multiple data sources available to us to drive unique customer results.

        Our deep technology expertise also enables us to leverage our proficiency in AI and automation for the benefit of our clients to help them manage their information, derive valuable insights and implement a comprehensive data strategy. At scale, we deliver end-to-end digital solutions and data engineering capabilities to drive vision and value for our clients. For example, our proprietary AI-powered chatbot platform that we call intelligent TELUS International Assistant ("iTIA") not only supports all forms of customer interactions but also provides advanced features, such as sentiment analysis, to provide team members with critical contextual information. iTIA enables faster resolution of customer queries through automation, saving high-value human talent for high-complexity interactions. iTIA can be programmed to access data directly from our clients' back-end systems and to execute authorized transactions on behalf of their customers, for example changing payment methods or account plans.

        Globally Scaled and Agile Delivery Model.    Over several years we have built a differentiated global delivery model enabled by next-generation technology with the scale and agility needed to best serve our clients. Our almost 50,000 team members are strategically located in 50 delivery locations across Asia-Pacific, Central America, Europe and North America. Substantially all of our delivery locations are connected through a carrier-grade infrastructure with correspondingly high resiliency and security. Our fully virtualized, cloud-based infrastructure enables seamless collaboration and enhances our ability to pivot client solutions across multiple regions, time zones and channels.

        The sophistication, agility and scale of our delivery capabilities enable us to tailor our delivery strategy in order to respond quickly to shifting client demand as well as idiosyncratic events. For example, during the COVID-19 pandemic, we were able to continuously serve our clients' needs despite the mandatory closure of many facilities. We shifted work toward digital channels, re-deployed teams across different client accounts and geographies and enabled 95% of our worldwide team members to work from home. Through of our acquisition of Lionbridge AI, we have a crowdsourced community of data annotation professionals forming a global community of contributors that also maximizes business availability and business resiliency. During the COVID-19 pandemic, Lionbridge AI's crowdsourced community, which has already been working from home and on flexible schedules, enabled Lionbridge AI to continue to seamlessly support its clients.

        Proven Leadership Team.    We have a proven leadership team with a successful track record of executing our strategic vision, driving growth across our business, integrating acquisitions both operationally and culturally and maintaining our unique culture. Our leaders not only possess significant and diverse skills and experience, but are committed to leading by example and living our corporate values. Our senior leadership team has over 170 years of combined experience, including extensive industry experience within digital IT and customer experience management, as well as public company experience.

Our Growth Strategy

        We are dedicated to building on our current capabilities in digital transformation and customer experience management by deploying the following growth strategies:

        Expand Our Current and Potential Services with Existing Clients.    We seek to deepen existing client relationships by providing our clients with more of our existing services, as well as developing new adjacent services to address their evolving digital enablement and customer experience needs. We believe we have a significant opportunity to grow within our existing client base by deploying more of our existing solutions, such as cloud migration and content moderation. We have successfully expanded the number of services we offer our top ten clients and plan to similarly expand with the balance of our portfolio. For example, all of our top ten clients use multiple TELUS International services.

        Furthermore, we believe that we have visibility into areas of fast-growing and high-value adjacent service offerings that are relevant to our clients by virtue of several factors, including our domain expertise, our strength in both customer experience, digital IT, AI data annotation services and our ability to understand and anticipate our clients' challenges. We seek to continue to leverage these strengths to identify new opportunities and capitalize on emerging trends to deliver greater value and to further grow within our client base. For example, our relationship with a global eCommerce client started with the provision of customer care services and later expanded to digital IT services due to the high quality of our work and strength of our technology.

        Establish Relationships with New Clients.    We believe there are significant untapped opportunities to win new clients across all of our targeted industry verticals. We target potential clients that value customer experience as a brand differentiator. Within this opportunity, we prioritize potential clients that are experiencing significant growth and require a partner capable of evolving with them. We have historically won new clients based upon the strength of our position in the marketplace as well as references from existing clients.

        The capabilities and solutions we have developed can be adapted and easily used to meet the needs of clients in additional industry verticals and sub-sectors that are increasingly pressured to transform. We will continue to leverage current processes, services and solutions to design and build new offerings to address new clients' needs for more comprehensive customer experience management.

        Leverage Technology and Process to Drive Continuous Improvement.    We strive to continuously iterate and improve upon our operations to optimize the overall efficiency of our organization, enhance operating leverage and margins and better serve our clients. Our organization has over 2,000 "Six Sigma" certified team members that help us better leverage our technologies, processes, policies and practices to improve operational excellence and drive productivity at scale. These capabilities create the opportunity to reinvest in key initiatives and implement best-in-class technologies across functional areas, which we believe will further expand our competitive and operational advantages.

        Our approach to innovation includes applying methodologies and technologies internally to evaluate viability and scalability before deploying our solutions to clients. We aim to continue growing both organically and inorganically, and we believe that the returns generated by our focus on technology-enabled efficiency across the organization will increase.

        Enhance Core Capabilities with Strategic Acquisitions.    We intend to continue to enhance our core capabilities and solutions through acquisitions that support our strategy to design, build and deliver exceptional customer experiences for our clients. We seek out acquisition opportunities that expand the breadth of our service offerings, enhance the depth of our digital IT capabilities and accelerate our presence in attractive client industry verticals. We seek to acquire companies that have the potential to enhance our capabilities and which we believe will contribute positively to our financial profile and that are culturally aligned with our values. For example, our recent acquisition of Lionbridge AI provided us with data annotation capabilities that expand our total addressable market and expanded the set of solutions we are able to offer to our key clients, particularly in our Tech and Games industry vertical.

Solutions and Services

        We have built comprehensive, end-to-end capabilities with a mix of industry and digital technology expertise to support our clients in their customer experience and digital enablement journey. Clients have different requirements, approaches and near- and long-term objectives that need to be balanced effectively to develop deep and enduring relationships. Our go-to-market strategy addresses our client's needs, in the order of priority that best suits their objectives and with the flexibility to evolve with them as their needs develop.

        Our highly skilled and empathetic team together with our deep expertise in customer experience processes, next-generation technologies and expertise within our industry verticals is core to our success. We combine these with our ability to discover, analyze and develop new digital technologies in our digital centers of excellence to continuously evolve and expand our solutions and services.

        Our services support the full lifecycle of our clients' digital transformation journeys and enable clients to more quickly embrace next-generation digital technologies to deliver better business outcomes. We fuel the various stages of our clients' growth, from their strategic and innovative beginnings to their next-generation tech and IT service needs and to their realization of a vision for CX process and delivery.

Next-gen DX, CX, Digital Platform & Digital
Operations Solutions

Strategy and Innovation—Understand and Define Client Needs to Innovate and Develop Plans

        Customer experience is at the heart of any digital transformation; however, implementing a successful CX-centric digital transformation can be a complex undertaking for any organization. With our intuitive digital design approach, we help our clients design next-generation business practices based not only on transforming technology, but also on transforming processes and culture. We partner with our clients to define their needs, identify their ideal future state and develop strategies that are focused on enabling customer-centric digital experiences. We advise clients on the best way to re-engineer and re-architect technology systems and our teams of experts develop custom technology solutions to meet those objectives.

        Next-Generation Digital Strategy.    Our teams advise clients on crafting their long-term digital strategy roadmap and design scalable processes to help clients achieve their digital enablement goals. We strive for enhanced business outcomes for our clients by focusing on the needs of their end-customers while developing effective digital strategies together. We help our clients formulate actionable digital strategies to transform their business model by taking advantage of the new digital ecosystems, infusing product development with new digital technologies and building digital platforms that deliver high-quality customer experiences.

        Ideation on Innovation.    We help our clients innovate their approach to interactions with customers by collaborating with them in the ideation process. Our approach to ideation leverages not only our strong process and digital technology expertise but also our experience of delivering empathetic and caring human experiences. Our experts use our digital Centers of Excellence and innovation Labs to help our clients ideate and innovate. In addition, organic innovation by our team members is encouraged which has resulted in Global Innovation Centers ("GIC"). For example, our talent acquisition team established a GIC to focus on digital recruiting practices resulting in deployment of knowledge base bots for onboarding new team members.

        UX/UI Design.    As online and mobile environments have become increasingly important, our team of experts build human-centered, data-driven experiences that enhance customer loyalty for our clients. Leveraging our design thinking process and skills in visual and experience design, we create intuitive digital products to deliver meaningful customer experiences. We help clients in various industry verticals to build innovative digital products customized specifically to their industry and customer needs. We offer comparative and explorative usability tests along with usability evaluation to ensure that the experiences we design and ultimately build and support are both client-centric and technically effective.

        CX Process Consulting—including Customer, Employee and System Journey Mapping.    Our CX process experts help evaluate customer experience processes for our clients by leveraging their deep understanding of customer experience and related business processes as well as digital technologies within our clients' particular industry verticals. We leverage our agile methodology to obtain relevant information, perform a value analysis to identify efficiencies and automation opportunities and facilitate process redesign. This creates a comprehensive picture of how our clients engage with their customers and how they can redesign the customer experience processes to deliver improvements in cost, revenue and customer satisfaction.

Next-Gen Tech and IT Services—Building Digital Customer Systems using Next-Gen Technologies

        Our clients often need to re-engineer their customer experience systems to provide a seamless, contextual, consistent and personalized customer experience across all channels—digital or human. To do this, they need to modernize their core systems and applications, while at the same time build new digital solutions that leverage technologies like cloud, mobile, AI, automation, IoT, analytics and more. Combining our expertise in various industry verticals and our deep understanding of applications development, infrastructure and digital technologies like AI, automation, cloud, mobile and others, we strive to develop digital solutions that help our clients to deliver the best possible experience to their customers.

        Our expertise in delivery of a range of next-generation technologies enables us to build, test, deploy and continually enhance custom applications and integrate and implement customer experience software-as-a-service solutions with other client applications. We help clients re-architect their systems to take advantage of cloud and mobile computing. We use our advanced analytics and AI/ML capabilities to analyze data from internal and external customer databases for our clients. We also work with our clients to improve the efficiency of their IT processes by automating testing and deployment of software. Our experts identify processes within the customer experience journey that could benefit from automation and, where appropriate, implement tools such as chatbots and RPA. We also deploy digital technologies and productivity tools, real-time natural language processing and data visualization to better equip our team members to run the customer experience processes that are outsourced and entrusted to us by our clients. The key services underlying our Next-Gen Tech and IT Services solution are:

        Engineering, Application Development and Quality Assurance ("QA").    Our end-to-end application development services are designed to transform our clients' customer experience-related application portfolios by supporting the entire application lifecycle. This includes application strategy, application development and modernization, testing, QA, deployment and continual updates or enhancements. We help our clients develop applications with a cloud and mobile-first approach. This allows clients to leverage cloud delivery for enhanced scalability and flexibility, a critical component for digital enablement. Mobile-first strategies allow clients to take advantage of the customer shift to mobile devices. In addition to supporting web and mobile interfaces, we empower customer engagement across all digital touchpoints such as progressive web apps, chatbots, voice apps, AR/VR experiences, wearables and others.

        We use agile methodology, microservices and APIs to build custom applications. We have capabilities using a range of software engineering technologies and tools to build high-quality software for our clients. We also implement SaaS customer applications and integrate them with customized customer experience-related applications or other business applications of clients. We continually enhance custom applications we have developed using DevOps practices and tools.

        Our QA and software testing teams work collaboratively with agile development teams to make improvements to the software on an ongoing basis. While our testing teams identify and fix defects and vulnerabilities in software, our QA teams identify and fix software usability issues, such as end-user experience with software, slow load times, and poor navigation. Our QA teams serve as an integral part of clients' software development teams and are embedded within their scrum teams. Test automation is a core component of our QA services which enables our clients to automate manual tasks to minimize dependency on manual testing while at the same time achieving process efficiency, improving software quality and lowering time and costs.

        Data Annotation, AI/ML and Intelligent Automation—including RPA and Chatbots.    We have expertise in AI technologies and ML to assist our clients to improve customer experience. We provide data annotation in domains such as search relevance, image/video labelling for smart cities, audio transcription and facial recognition to our clients who utilize AI technologies. We also use AI-based conversation bots in customer engagement situations to augment or simulate human interactions enabling 24/7 personalized responses to customers. We use a combination of internally developed and market-available tools to create advanced ML algorithms, as well as NLU and NLG to simulate complex human-like dialogues in our self-learning, enterprise-grade CX platform. We offer flexible deployment models for this technology through adaptive pricing models, and also provide managed services to maintain quality, moderate responses and deliver actionable insights through analytics. Through Lionbridge AI, we annotate data in text, images, videos and audio in more than 300 languages and dialects for technology companies in social media, search, retail and mobile. With these new capabilities, we can provide our clients with data annotation through various service offerings and the use of a proprietary annotation solutions used in the development of AI algorithms used to power machine learning. These services and solutions help improve functionality and deliver secure, compliant, scalable and high-quality solutions for our clients.

        We also use advanced analytics and AI techniques to analyze structured and unstructured consumer datasets to provide a unified data view of end customers' entire transaction history with the client, and derive real-time insights from it to provide a personalized customer experience.

        iTIA is our proprietary bot platform, which helps with all forms of customer interactions, from simple to complex. For example, from automating frequently asked questions, routing conversations, collecting feedback, paying bills and booking appointments, our cognitive solution combines the best of innovative technology with enhanced digital customer experiences and business process intelligence to set the stage for meaningful conversations. Features include sentiment-based routing which recognizes customer sentiment and intuitively directs chats to human support if required, voice-enabled multilingual capabilities, and built-in language translation capabilities to enable users to converse with the bot in their own language.

        Our intelligent platform works hand in hand with human agents to enhance the overall digital customer experience. Moreover, we understand the challenges businesses face in this regard, and as a developer and user of the platform, we can partner with clients to implement to improve business outcomes.

        RPA Intelligent Insights is a diagnostic platform tool that aligns human and digital workforce to manage the end-to-end lifecycle of digital co-workers. It measures and tracks performance of each digital co-worker and enables businesses to make better strategic decisions. RPA Intelligent Insights is open source and can be integrated with market leading RPA platforms.

        We work with our clients to identify processes that could benefit from automation. We create a roadmap and combine human and machine intelligence to automate these processes. Through RPA, we are able to leverage technology to efficiently handle the "low-hanging fruit" so that we can keep team members dedicated to the more complex "high-touch" areas of our clients' business.

        Managed Cloud Services.    We provide migration, implementation and managed services for public cloud, private cloud and multi-cloud hybrid environments to help clients modernize their applications and move their workloads to the appropriate cloud for their business. We assess the current state of our client's cloud computing strategies and create and implement a customized plan based on their unique business objectives. We integrate these strategies with legacy systems where needed and provide managed services to provide 24/7 support, monitoring, operations management and ensure information safety. We have expertise in all major hyperscale public cloud platforms, such as Google Cloud, Amazon Web Services and Microsoft Azure, and can provide multi-cloud services. We are also able to provide TELUS-hosted services for clients that may prefer private cloud or a hybrid cloud strategy. Leveraging our expertise in cloud-enabled and cloud-native technologies, we can help our clients accelerate their digital innovation and application delivery by rapidly adopting technologies like Containers, Microservices, Serverless and DevOps.

        Workforce Transformation.    Our clients need specialized, efficient, effective customer experience eco-systems that support their overall vision for their customer's journey. The output of our CX Process Consulting creates an executable strategy for our clients to make a thorough and dramatic change to their customer experience teams and digital resource utilization. With our domain expertise, we build best practice workforce solutions using innovative people and digital solution combinations.

CX Process and Delivery—Delivering exceptional customer experience

        We use our customer experience process expertise as well as our highly skilled, empathetic and engaged teams to provide exceptional, integrated customer experiences. As the environments in which our clients operate are dynamic and constantly changing, we analyze customer behavior using advanced analytics techniques to understand what our client's customers prioritize, and recommend the most appropriate service models. Our global delivery platform enables us to service clients across geographies and customize the delivery strategy according to their evolving needs.

        Managed Solutions—including Learning Services, Workforce Management, Contact Center.     We believe our managed solutions expertise is not easy to replicate and, as our clients experience the benefit of these solutions, they seek to leverage our solutions for their internal teams.

        Learning Excellence Solutions.    Working in partnership with our clients, we combine strategy, curriculum and learning technology to deliver an optimized customer experience. For quick and proven team member on-boarding, our "new hire toolkit" can be fully customized to support our client's brand, culture and learning objectives. Likewise, our customized knowledge bases provide their team members with the tools and knowledge they need to support customers.

        Workforce Management Services.    A balance of people, processes and technology to continuously optimize supply and demand. When it comes to workforce management, also referred to as workforce optimization, constant optimization is a key priority. For our clients, our consultative approach and global standardization delivers workforce efficiencies across vendor and captive sites. From planning and forecasting, to scheduling and real-time analysis, to reporting and optimization, we focus on driving significant value in our clients' operations.

        Contact Center-as-a-Service.    Our cloud-based CCaaS application platform delivers a wide array of customer engagement tools designed to empower team members with omnichannel capabilities, enhanced processes and data-backed, real-time intelligence. Our CCaaS technology is the foundation to our "work-at-home" or "work anywhere" solution. It also integrates with remote virtual desktops, as well as a full suite of customer service solutions including remote and digital talent acquisition, remote training and remote workforce management.

        Omnichannel Customer Experience—including Care, Sales and Tech Support.    We operate CX processes for our clients to provide a seamless, consistent, and personalized customer experience to customers across all channels and devices they use while engaging with our clients. We support customer experience processes, including customer care, sales growth and client retention, and technical support, using omnichannel capabilities across voice, email, chat, social media, and video.

        We empower our clients to use every customer touchpoint as a brand-building opportunity and to create meaningful human connections with their customers. We support our clients in customer acquisition, customer onboarding, welcome and win-back programs, loyalty and retention programs, cross-sell and up-sell opportunities. We also provide tech support with a focus on not only automating it wherever relevant but also "humanizing" it. We provide services using self-serve options and employ team members for more complex issues or exception handling. For example, we are also increasingly using our expertise in CX processes to improve patient interactions and deliver better outcomes for healthcare providers, payers and pharmaceuticals service providers.

        Content Moderation, Trust and Safety.    Our approach to content moderation enables clients to keep their users safe and manage their online reputation. Our clients understand that using trusted platforms promotes improved user experiences thereby driving user growth and revenue. We combine automated digital moderation tools with human support to provide a robust trust and safety framework to monitor our clients' digital businesses. Our customizable and scalable digital content management solutions can also help clients boost their social media presence, increase their user base and attract more customers through social and e-commerce channels. We offer dynamic hyper-localized moderation, covering client policies that incorporate local regulatory standards where applicable. Spanning over 20 countries and covering almost 50 languages, our global team is sensitive to, and understands the importance of, considering the cultural, regional and socio-political nuances of local markets in their reviews. In addition, our moderation services also extend to verifying digital advertisements for compliance and protecting online marketplaces, as well as peer-to-peer group monitoring that is prevalent in today's gaming platforms.

        We provide highly trained and well-supported resilient team members who we refer to as "digital first responders" and who are supported by advanced, automated AI and digital moderation tools specifically designed to help brands safeguard their user communities by actively screening and removing discriminatory, threatening, offensive, illegal or otherwise inappropriate content or actions that contravene our clients' policies and community guidelines.

        Core to our solution is a specialized talent acquisition and hiring process. The short- and long-term well-being of our team members is considered from the beginning of the relationship. We remain keenly aware of the potential concerns that may arise as team members review raw user-generated content, which is why hiring team members with the right character, skills and experience contributes to creating a resilient team. In addition, we establish realistic expectations of our moderators. Beginning with the interview process and extending to the new hire training, we set very specific program expectations that outline the type of content to anticipate, including details of the types of extreme content they may be exposed to and how to handle the unexpected.

        We believe our program is different because we focus on well-being management through a variety of programs, including clear and transparent opt-in and opt-out procedures, workflow rotation that is based on volume and severity of content screened and mental health counselor input. We also conduct relevant training for different work options, tools and knowledge built in other industries to help manage stress and build resilience. We have developed and continue to evolve our psychosocial risk policy, which is our framework for supporting our digital first responders, and which was developed by occupational health and safety experts and mental healthcare practitioners.

        Our digital first responders are typically direct team members. We are prudent in our use of part-time employees as this approach generally does not fit the objectives of our content moderation programs.

        Adjacent to content moderation and part of our broader Trust and Safety program, fraud prevention has become more critical across all industries with businesses struggling to keep up. Our service offering is focused on promoting ethical conduct, identification verification, and profile validations combating asset misappropriation, managing fraudulent statements and preventing corruption or any other unlawful activity such as account takeovers. We provide effective trust and safety solutions tailored to the needs of our industry verticals, as further detailed in the chart below.

        360-Degree Customer Analytics.    We offer customer journey analytics services that provide clients with a 360-degree view of the relationships and contacts their customers have across all points of interaction along their journey with the client. We integrate data from various points of interaction customers have with the client across multiple channels into an insightful timeline. We use advanced analytics techniques to analyze millions of events in order to produce predictive interactions for customers. This includes analysis such as journey mapping, speech analytics, automated quality management, predictive recommendations, user experience intelligence, and event-based notifications.

Our Delivery Model

        We use an agile global delivery model to provide next-generation digital customer experiences to clients. Substantially all of our delivery locations are connected through a carrier-grade infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams and high resiliency and security. We are unencumbered by legacy infrastructure, which we believe is a competitive advantage. Our agile delivery model enables us to augment or seamlessly redeploy teams across different geographic locations and client accounts. The interconnectedness of our teams and ability to seamlessly shift interactions between physical and digital channels enables us to tailor our delivery strategy to clients' evolving needs. It also allows us to respond to changes in demand or adapt to idiosyncratic events with agility. For example, during the onset of the COVID-19 pandemic, we were able to quickly adapt to serve our clients from work-from-home or alternate work locations while continuing to meet their quality and security expectations. We also deployed digital solutions like bots, web-chats and emails as customers of our clients migrated to digital channels. The speed and quality with which we are able to respond is in large part due to the agile nature of our global delivery model and the investments we have made in the technology infrastructure to run the delivery network.

        We have almost 50,000 team members who are strategically located in 50 delivery locations in over 20 countries: Austria, Bosnia and Herzegovina, Bulgaria, Canada, China, El Salvador, France, Germany, Guatemala, India, Ireland, Latvia, the Philippines, Poland, Romania, Slovakia, Spain, Switzerland, Turkey and the United States. Our delivery locations, from where our team members serve our clients, are strategically selected based on a number of factors, including access to diverse, skilled talent, proximity to clients and an ability to deliver our services over multiple time zones and in multiple languages. The global reach of our delivery locations enables us to deliver our full suite of solutions across geographies and customize the delivery strategy for our clients according to their evolving needs. We have established a presence in key global markets, which supply us with qualified, cutting-edge technology talent and have been recognized as an employer of choice in many of these markets. We believe that our global and diverse team members have the nuanced cultural knowledge and empathy to deliver all of our services. Within Lionbridge AI, we use a crowdsourcing model, which allows us to access talent that is global, flexible and scales to meet the geographic, demographic or cultural data needs of our clients across different parts of the world.

        In Asia-Pacific, we have ten delivery locations. Our talent acquisition in Asia-Pacific benefits from a local emphasis on education creating a highly qualified workforce with extensive language capabilities. In India and the Philippines, for example, we are able to attract skilled team members with expertise in next-generation digital technology with substantial language capabilities. Through our caring culture, we are able to engage and develop these team members which leads to higher tenure and proficiency.

        In Central America, we have six delivery locations in close proximity to our large North America client base. Our team members in Central America are drawn from a large population of fluent English and Spanish speakers. In our delivery locations in Central America, we benefit from developed telecom and energy infrastructure. In Guatemala, we benefit from an engaged workforce and regionally competitive labor costs. In El Salvador, we gain access to a young and educated population.

        In Europe, we have 30 delivery locations, with a number of these locations being in close proximity to client locations. Our multi-lingual team members are selected from a skilled talent pool in a centrally located geographic location. For example, in Bulgaria, we are able to employ an educated and skilled team; in Romania, there is a large talent pool with digital technology skills; and in Ireland, talent converges from many global origination points, creating a diversified talent pool.

        In North America, we have four delivery locations and recruit from a skilled talent pool with geographic proximity to many of our largest clients. Additionally, North America is where the majority of our sales, marketing, operational support and digital services team members work from a virtual office environment, which facilitates collaboration, and in some cases collocation, with our clients. A flexible work environment enables us to attract and retain talent, improve agility, operational efficiency and productivity of our organization, as well as enable robust business continuity planning. Our virtual office environment in North America is now evolving to other geographies around the world, and has been accelerated by our response to the COVID-19 pandemic.

        The workspaces in our delivery locations are designed to inspire and promote productivity. We leverage virtual and in-person site visits to both prospective team members and clients to showcase the strength of our engaged workforce and modern delivery locations. We have technology partnerships with Salesforce, Cisco, Upstreamworks, UiPath, Google Cloud and Blue Prism to support our delivery model.

Clients

        We work with global and disruptive brands across industry verticals in which exceptional customer experience is critical. Global industry leaders expect long-term partnerships and are focused on digital transformation, while disruptive brands seek agile and culturally aligned partners that can reliably scale operations to support their business and geographical expansion aspirations. We respond to their needs by delivering on our promise of globally scalable customer experience and digital innovation while demonstrating cultural affinity. By engaging them across the design-build-deliver lifecycle, we forge long-term relationships where we are regarded as the partner of choice for their digital transformation journey. As a customer-first organization, we focus on driving global service excellence and sustaining long-term relationships with our clients, often expanding our relationship through multiple lines of business and driving year-over-year revenue growth.

        Today, our clients include over 600 companies across the following high-growth verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Some of our clients in these industry verticals are: Epic Games, Google, Uber, TikTok and Zynga in Tech and Games; TELUS and Ooma in Communications and Media; and PayPal, Mastercard and Wix in eCommerce and FinTech. Other clients include Fitbit, TELUS Health, TransUnion and Zara. In 2019, Communications and Media, Tech and Games, eCommerce and FinTech represented approximately 38%, 32% and 11%, respectively, of our revenue. In the nine months ended September 30, 2020, Communications and Media, Tech and Games, eCommerce and FinTech represented approximately 29%, 40% and 10%, respectively, of our revenue. We have several key client relationships. Our relationship with TELUS, our largest client and controlling shareholder, in particular has been instrumental to our success. TELUS provides significant revenue visibility, stability and growth. In the nine-month period ended September 30, 2020 and fiscal 2019, revenues from TELUS represented 20.0% and 25.8%, respectively of our service revenues. In the nine-month period ended September 30, 2020, revenue from our second largest client in that period, which was a social media company, accounted for approximately 15.5% of our revenues. In fiscal 2019, revenues from Google, our second largest client in that period, accounted for approximately 11.0% of our service revenues. In the nine-month period ended September 30, 2020, our top ten clients represented approximately 63% of our revenue. In 2019, our top ten clients represented approximately 67% of our revenue. We experienced an average of 62% growth in revenue across our top ten clients in 2019, other than TELUS, driven by strong execution and our ability to deploy multiple programs across these clients. Outside of TELUS, we average a relationship tenure of seven years and deliver more than 18 programs with our top ten clients. Our clients include some of the leading social networks and search engines, as well as high-growth online games, ride sharing and real estate technology companies. These companies place a premium on high-quality brand experience and entrust us to represent their brands because of our quality, differentiated approach to delivering innovative, end-to-end CX solutions and carrier-grade technology infrastructure.

        As evidenced by the length, size and diversity of programs from our top ten clients, our focus on service excellence consistently places us in a position to win new business. Our clients assess us against a variety of quality metrics that they define to evaluate the operational performance of their service providers, such as net promoter score, customer satisfaction, likelihood to recommend, and customer effort. We have often exceeded the targets that our clients set for us, which is part of our commitment to delivering superior customer experiences.

Client Case Studies

TELUS

        Client and Situation.    TELUS is a diversified Canadian communications and information technology company with over 15 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. TELUS is our controlling shareholder.

        When TELUS sought to improve the order-entry process for corporate wireless customers, we helped assess and engineer a customized solution to enable faster activations and renewals of their mobile services. The existing process involved multiple touchpoints with manual data entry before a request could be processed, which was prone to error and extended order processing times.

        Our Partnership.    Our relationship with TELUS spans the last 15 years, since the founding of our business, and has expanded to incorporate multiple solutions across the design, build and delivery spectrum. We are viewed by TELUS as a co-innovation partner, enabling us to pilot innovative solutions leveraging next-generation technologies, many of which have been deployed across other clients within our telecommunications and media vertical. While we support many programs for TELUS, in this particular example we evaluated TELUS's order-entry process and identified costly and manual processes that could be eliminated using robotics process automation (RPA) and chatbot technologies. We developed proprietary bots to eliminate manual data transfer and automate tasks such as fetching and connecting data across multiple systems. Our cloud-hosting capabilities enable efficient and fast data connections from applications hosted in the cloud. Additionally, we deployed a dashboard to efficiently track and manage the newly automated processes in real time providing enhanced visibility and insights into customer processes.

        Our solutions enhanced productivity and efficiency, while enhancing the quality of order-entry customer service experience. In this case, our solutions enabled TELUS to redirect 13 full-time employees eliminate 20 minutes per order and generate $420,000 in annual operating efficiencies or savings, while contributing to a 15% year-over-year improvement to order-entry quality of service score.

        Today, we have over 10,000 team members dedicated to TELUS across a range of increasingly complex services, including digital customer experience, IT lifecycle, process automation and advisory services.

        Solutions/Services Provided.    Digital Strategy (RPA strategy and roadmap, Technology Consulting), CX Process Consulting, AI/ML Solutions (RPA Intelligent Insights), Managed Cloud Services

Leading Social Media Network

        Client and Situation.    Our client is a leading U.S.-based social media network that enables billions of global monthly active users to create, share and consume content, and to interact with others. Users can post text, photos and multimedia, as well as use embedded apps, join common-interest groups, interact with businesses and buy or sell items or services through their online network.

        In order to maintain and grow popularity in its products, it is mission-critical for our client to engender trust and ensure compliance and safety for its billions of users on a daily basis. With unmatched scale in users and daily uploaded content, our client requires a partner that can monitor and moderate vast amounts of online user-generated content (UGC) for compliance with both its stated community guidelines and corporate policies, as well as with local regulatory frameworks that are constantly evolving. In addition, several key trends are impacting the practice of content moderation, including the acceleration of UGC worldwide, the importance of training, coaching and wellness for moderators, the need for solutions that integrate artificial intelligence (AI) with human judgement, and the need to understand unique cultural nuances.

        Due to the vast scale and breadth of the task, and the complex, dynamic nature of requirements, our client needed a partner with access to diverse and well-trained talent, and the ability to deliver high-quality solutions at scale. Given the mission-critical nature of services required, our client requires a sophisticated partner capable of delivering high quality, best-in-class solutions in accordance with specific guidelines and key performance indicators that they define and measure.

        Our Partnership.    We began our partnership with this leading social media network in 2018 by providing discrete content moderation services in Bulgaria. With the acquisition of CCC, whose relationship with this client started in 2017, we significantly increased the scope and volume of services we provided for this client.

        We primarily provide content moderation services, which consists of analyzing flagged content routed to us by our client for compliance within stated community guidelines and policies. Flagged content is analyzed by our team members who determine if content should be cleared or escalated based on a combination of elements, including AI and human judgment. In addition to content moderation, we provide data-tagging services, which leverages human talent to identify and tag content which is then used and processed by our client to improve AI models for multiple use cases, including proactive identification of certain categories of content for enhanced safety. We also provide profile review and brand safety services to validate authenticity of profiles, identify fraudulent accounts and provide brand safety solutions that validate accounts or pages that are eligible for advertising solutions.

        We dedicate thousands of team members, who are moderating UGC across four continents, in over 50 countries and in approximately 30 languages, to our client. We are routinely recognized by our client for our high quality of service, as measured by action consistency, reason consistency, false positives and false negatives. Our client also recognizes us for our practices with respect to training and support of our team members, including our approach to moderator wellness. We have developed a sophisticated approach to what we call our well-being support life-cycle that starts with recruiting and identifying talent through ongoing support of our team members. Our recruiting and assessment processes include psychological evaluations and a structured interview process to identify uniquely qualified, resilient talent. Our onboarding process includes resilience training to equip our team members with the tools to navigate challenges of the job. We offer ongoing stress management training, and communication and coaching for managers, and in certain markets, proactive and ad hoc psychological counselling, regular floor walks by psychologists, team building activities and group sessions.

        Over the course of our client relationship, we have consistently expanded our services and grown revenues on the basis of demonstrated quality, the sophistication and scalability of our solutions, and the ability to keep pace with demand across multiple regions and countries. We are routinely measured against key performance dimensions including moderator wellbeing, effectiveness, efficiency, and innovation, and have consistently delivered higher scores in these areas than our competitors as measured by our client.

        Solutions/Services Provided.    CX process consulting (employee journey mapping), AI/ML Solutions (Data annotation), Content Moderation, Trust & Safety

Google

        Client and Situation.    Google is a globally recognized technology company that specializes in internet-related services and products, which include online advertising, internet search, cloud computing, software and hardware. Google was our second largest client by revenue in fiscal 2019.

        Google was facing challenges recruiting and retaining top-tier talent to provide technical support to its customers.

        Our Partnership.    Our relationship with Google began in 2009 and has grown significantly in scope to encompass multiple support services across multiple products. Google's initial goal was to find a strategic long-term partner that would be able to provide its customers with high-quality support and function as a natural extension of Google's workforce. Google was particularly focused on choosing a partner that shared its emphasis on culture and community and one that would mirror its values. Since 2011, TELUS International's dedicated support team for Google has grown from 55 to over 2,400 team members for a growth of over 4,400%. With members located across eight countries, engaging with B2B and B2C customers to provide complex "engineer-to-engineer" support requiring deep technical expertise in product design, configuration and uses for many of Google's most widely used products, including Google Cloud Platform, Workspace (formerly G Suite), Nest, G Pay, Google Play, Google Fi and Google Maps. We became one of Google's strategic partners for complex, omnichannel sales, customer care and technical support. Our evolving go-to-market relationship with Google represents over ten years of client engagement, during which we supported 11 business lines and 30 programs within those business lines.

        Beyond providing high-quality technical support, we have worked with Google to develop and implement practices with respect to recruiting, training and workforce optimization. For example, prior to our partnership, Google did not have a formal training curriculum for new hires on its Google Cloud support team. We worked with Google to design a curriculum that is still in use today. We also worked with Google to develop a playbook to standardize the recruiting, hiring and onboarding processes associated with business expansions, which reduced the time it took for new hires to become proficient and minimized attrition.

        Additionally, Google utilizes our trust and safety offerings to monitor online forums and online support communities. As testament to our cultural alignment, we also provide services to improve the user experience of the entire suite of applications for Google's customers with disabilities. With our acquisition of Lionbridge AI, which has been partnering with Google since 2006, we will expand our range of value-added services to include critical data annotation services used by Google's search, advertising and media products, including YouTube.

        Solutions/Services Provided.    CX Process Consulting, Managed Solutions, Managed Cloud Services, AI/ML Solutions, Learning Excellence Solutions, Omnichannel Customer Experience, Content Moderation, Trust and Safety

Zynga

        Client and Situation.    Zynga is a leading gaming company that develops, markets and operates social games as live services played on mobile and social networking platforms. It also provides advertising services including mobile ads, engagement offers and sponsorships to advertising networks, agencies and brokers.

        Our relationship with Zynga began in 2009 when they were initially looking for a customer experience partner to provide scalable player support for their signature game, Farmville, which was experiencing significant growth.

        Our Partnership.    We have provided customer support to Zynga for over a decade. The initial scope of our work focused primarily on email support for Farmville gamers, and has since expanded to include more complex and value-added support as our relationship has evolved into a digital-focused and insights-driven business strategy partnership. Our multilingual team of over 230 dedicated members provides various services, including omnichannel player support, providing data analytics, and trust and safety solutions, including community moderation, content management and campaign management. We seek to continually improve the overall player experience by leveraging our data and insights to implement business process improvement initiatives and build upon program successes.

        Our continued success with Zynga is driven by our team members' deep understanding of "gamer culture" and our intense focus on "thinking like a player." This insight and focus has enabled us to deliver high levels of service across multiple channels and drive higher levels of player satisfaction. This has been demonstrated in measurable metrics that are tracked by our client.

        We continue to be a strategic partner to our client in improving the gamer experience by delighting Zynga's customers and supporting the gamer journey. As a result of our long term partnership, we have built significant domain experience within the gaming vertical that we are able to leverage for the benefit of other leading games publishers.

        Solutions/Services Provided.    Omnichannel Customer Experience, Content Moderation, Trust and Safety, Customer Analytics, CX process design.

Leading Communications and Media Company

        Client and Situation.    Our client is a leading U.S. satellite service provider that offers satellite television, audio programming, broadband services and interactive television services. They serve more than 12 million subscribers and have more than 16,000 employees.

        Our relationship began when the client needed a partner to help them process exponentially growing volumes of subscriber data. The client's existing infrastructure and processes were unable to support the rapid growth in data, which was impeding the successful delivery of customer care due to delays in service resolutions. Our team architected a solution to efficiently and securely process subscriber data in real time by connecting parallel, disparate processing systems, configuring solutions that would dramatically reduce processing time, improve processing performance, and reduce enterprise database loads.

        Our Partnership.    Over 15 years, our relationship has evolved and expanded to include increasingly complex solutions and services across the design, build and deliver spectrum. We have co-innovated to design architecture and execute on various transformational technology-driven projects, including a comprehensive billing transformation initiative, and migrated away from legacy applications to a more scalable, next generation platform. In addition, we deliver increasingly complex solutions like enterprise data lakes and interactive UI customer experiences. Currently, we are in a multi-year contract and believe we are one of the client's preferred partners for technology transformation. As a strategic partner, we support all phases of our client's software development life cycle for the entire Operation Support System (OSS)/Business Support System (BSS) and partner on several other next-gen initiatives, such as 5G.

        We dedicate talented and diverse team members to support our client, including 260 IT professionals across two locations in the United States, and 150 IT professionals in India, which act as an extension of the client's internal IT teams.

        Solutions/Services Provided.    Digital strategy (Architecture Consulting, Technology Transformation), UX/UI Design, Engineering, App Dev and QA (OSS/BSS enterprise applications, platform development), Analytics (big data and data science), Managed solutions (IT support)

Leading Logistics Provider

        Client and Situation.    Our client is a leading multi-national logistics and delivery services company. The company provides transportation, e-commerce, and business services in over 200 countries across the globe.

        In 2019, our client needed a partner to transform critical components of their digital customer engagement. The client was looking for a partner to drive digital transformation across their business that could drive operational efficiency, reduce friction for their customers, and most importantly, co-innovate with them. The process started with a large number of competing companies and they ultimately chose TELUS International for our ability to design, build and deliver innovative solutions throughout the customer experience.

        Our Partnership.    We worked with this client to drive digital transformation leading to operational efficiency across the business. Guiding our design process was a goal to reduce friction for customers. We leveraged our Lean Six Sigma team to map the customer, system and employee journey to identify pain points. Our "Lean Six Sigma" team identified multiple opportunities for innovation and we implemented solutions that utilize our build and deliver capabilities including robotic process automation, chatbots, automated messaging platforms, password verification and case creation and UX/UI design improvements.

        For example, we delivered an automated "bot" solution focused on the client's knowledge management systems that enhanced usability and addressed inefficiencies related to cross-platform searches. By automating the process, we successfully reduced the average handle time for certain requests by up to 22%.

        Additionally, our journey mapping experts identified meaningful inefficiencies in the client's website and our UX/UI experts designed a streamlined solution. This helped us achieve stated goals of reduced customer experience friction and reduction in costs.

        These solutions significantly improved the new hire training experience, as new team members who trained with these newly developed tools demonstrated equal or better proficiency faster compared with their more tenured teammates.

        Our partnership with the client has grown significantly to over 1,000 team members serving the client from three countries and supporting seven lines of business. We continue to find new ways to add value with the client by leveraging AI, big data and speech analytics capabilities to design, build and deliver additional automation and digital transformation.

        Solutions/Services Provided.    UX/UI Design, CX Process Consulting, Engineering, App Dev and QA, AI/ML Intelligent Automation, Managed Solutions (Learning Services, Contact Center), Customer Experience

Fast-Growing FinTech Company

        Client and Situation.    Our client is a U.S.-based FinTech software company that provides a payments platform and infrastructure enabling companies to accept payments and manage their business online. As a growing technology company, the client is keenly focused on their payments platform and preventing fraudulent activity. This client is a digital native organization that regularly invests in building their ecosystem of AI-powered tools. When it came time to improve trust and safety, by way of minimizing fraud, they turned to TELUS International for help designing and delivering a complete solution to support their AI-based tools.

        Our Partnership.    Our partnership began in 2015, with five team members supporting trust and safety services. Since the relationship began, our team has grown significantly driven by our high quality of service and collaborative partnership. As their strategic partner we currently operate across multiple geographies and now have over 335 FTEs across multiple program initiatives. The programs include:

  •
  User Safety. User protection and fraud prevention

  •
  Risk. Account provisioning and ID verification

  •
  Underwriting. Protecting our client from those who do not meet our client's terms of service

  •
  Account Security. Support change in account ownership

        To mitigate the risk tied to the various accounts and transactions, the client developed a platform that utilizes AI to identify suspicious activities. The AI platform and processes were untrained in the way it treated various account types. In particular, the client was concerned with customer profiles that leveraged their platform but also had their own sub accounts, making this a complex and high-profile segment. For this complex segment they reached out to TELUS International.

        In January 2020, leveraging our process-mapping experts and Six Sigma data analysts, the team analyzed incident arrival patterns over the course of a multi-week engagement. Using the analysis, the team developed a process and workflow that worked in conjunction with the AI tools that mitigated the incidents and streamlined the protection of the key customer accounts. The TELUS International team leveraged our existing delivery team, but modified the existing workflow and processes to accommodate the enhanced fraud prevention techniques.

        Between August and October 2020, over 100,000 reviews were completed. The solution was so successful the client rolled the procedures into an entire new workstream under their Trust and Safety Fraud Prevention program. As with many AI systems, the client recognized that continuous training leveraging human judgment as a key part of the current and future success of the system and continue to leverage TELUS International for this today.

        Solutions/Services Provided.    Business Process Transformation, UI/UX Solutions, CX Data Analytics, CX, Trust and Safety, Digital Assessment, Customer Care, CX Co-innovation

Sales

        We have a robust sales strategy focused on profitably increasing revenues from existing clients and generating sales from new clients within our targeted verticals. Our holistic sales approach involves our "hunters", "farmers", client relationship managers, sales engineers, digital experts, digital services solutions teams and senior leaders. We run a highly coordinated sales and marketing organization that comprises strategy, solution design and bid management, marketing, lead generation, sales and account teams. We organize and track our sales and marketing activity by our industry verticals: Tech and Games, Communications and Media, eCommerce and FinTech, Healthcare and Travel and Hospitality. Our industry vertical-focused approach enables us to scale at speed and provide comprehensive solutions. We currently have approximately 200 team members in our sales, sales support, customer relationship management, and marketing teams located across our four geographic regions. As a client-centric organization, every one of our almost 50,000 team members is part of our sales effort by either directly leading our sales pursuits or by supporting sales activities. This mindset demonstrates our intense focus on exceptional service for our clients.

        We have well-defined criteria for targeting sales opportunities with new and existing clients. Our target clients are companies that are looking to strengthen and maintain their brands based on innovation, quality and a customer-centric approach, companies whose values are similar to ours and companies that prioritize digital disruption and automation. Prospects are typically disruptive players in technology-focused sectors where buyer preference aligns with our core strengths. For new clients, this criteria includes: potential for significant scale; unique needs not easily solved by traditional outsourcing; accelerated decision making; the need for a provider to help lead it through its digital transformation; interesting and engaging opportunities for our team members; and targeted geographic clusters. For existing clients, we target additional growth opportunities by assigning dedicated senior relationship owners, investing in research and solutions and leveraging marketing support for our strategic and growth clients. We do this by developing deep relationships with several key decision makers at each of our clients, including customer experience officers and other senior members responsible for CX. These connections provide invaluable insight into our clients' needs.

        Our overall market and account-specific strategies help guide our lead generation efforts. We market our services to both existing and potential clients through our business development team and our customer relationship managers. Our sales governance process is established to provide thorough oversight over every deal by the core elements of our business, including operations, sales, finance, human relations and other relevant functions to achieve the right coordination across the business.

        We actively and routinely evaluate the performance of our sales team against established quotas and by tracking total contract value and current in-year revenue of our "sales funnel". These potential revenues are probability-weighted, organized by vertical and separated into four stages, each representing varying degrees of likelihood that potential service contracts will be converted to sales. We have rigorous management and reporting procedures focused on maintaining the accuracy, integrity and quality of our sales funnel. Our teams bring years of industry-specific expertise to sales engagements and they understand the unique requirements and challenges of our disruptive technology clients and how to build a relationship that can scale and adapt with their changing needs.

        We have a disciplined proposal management process that has been designed to deliver an accurate assessment of the opportunities we identify. Throughout the process, we carefully evaluate opportunities not only for projected profitability, but also for cultural alignment. Once an opportunity has been identified, our proposal management process starts with opportunity evaluation by working closely with the sales and CRM teams. This is followed by solution design which includes design and pricing input from various teams, including senior leaders, strategists, human resources, workforce management and IT. After this stage, pricing is generated by thoroughly reviewing various pricing components, followed by a systematic and documented proposal governance process that includes credit approval and legal, regulatory and tax reviews. Finally, a proposal is drafted and the proposed solution and deal structure are reviewed by senior leaders. Once approved, the final step involves creation of sales contracts and other legal documents based on the approved proposal.

        Existing Clients.    We strive to deeply entrench ourselves with our clients, adding value and delivering exceptional performance over time, which enables us to grow with them into the future. In our initial engagement with a client, which usually relates to a program in one or two lines of business, we seek to achieve operational excellence, after which we aim to expand the scope of our engagement into multiple lines of business, service offerings and geographies, and become more embedded in our clients' businesses. We then benefit from being better positioned to help our clients identify new partnership opportunities.

        We are increasingly using a co-innovation model through which we seek to continuously improve and innovate our solutions together with our clients in a manner tailored to their requirements. We use the experience and knowledge we gain from each service we provide to a client to learn about its business and processes to identify additional opportunities for value creation and service delivery. We build strong relationships with our clients' key senior executives involved in designing and implementing the customer experience and digital journey. We use these connections to ensure client service levels are maintained, share technology and industry developments, and to seek out new, high complexity, profitable opportunities with high-quality delivery.

        New Clients.    We seek to create relationships with new clients that see CX/DX as a brand differentiator and value our solutions and services. Our sales and engineering teams are trained to seek out deals and opportunities within their business divisions by continuously identifying trends. We use our delivery locations to refine our capabilities, discover and analyze the latest technology trends and leverage horizontal capabilities across industry verticals. Opportunities are identified in both traditional and digitally focused areas of the company. Once potential clients are identified, we seek to engage with the management and IT personnel of the prospective client, by assigning a team of specialists, solutions and sales and engineering teams who work in a structured and disciplined way to design and propose offerings. Our framework enables us to gain a thorough understanding of the prospective client's business model along with their technology architecture and infrastructure to arrive at bespoke and holistic solutions that span design, build and deliver.

        We also acquire new clients outside of our traditional framework. We have gained, and expect to continue to gain, new clients through referenceable relationships and through acquisitions. Client lists and prospects gained through acquisitions are reviewed to identify revenue expansion opportunities due to our geographic coverage, language capabilities and cross-selling potential. In our experience, our existing clients often provide references based upon our track record of excellent performance, which has led to new sales. Furthermore, we gain new clients as the decision makers from existing clients move to new companies. We believe the deep and strong relationships we build with these decision makers are enduring and often lead to opportunities at their new companies.

        Our approach to client engagement has enabled us to steadily grow our client base and build long-term relationships, which we have leveraged to expand revenue from our clients over time. We have experienced steady growth in our client base, consistently gaining new clients annually.

Marketing

        We believe we have a unique brand appeal that is recognized and appreciated globally. We seek to be the provider of choice for global brands who value premium CX/DX and we are widely recognized for our caring culture. We focus on driving demand and brand awareness through a combination of thought leadership content on the overall industry and vertical and horizontal solutions, digital/web marketing, industry recognition in the form of awards and rankings and customer events, which appeal to both clients and team members.

        Thought Leadership.    We leverage our content to enhance awareness of our brand and expertise and have partnered with industry experts, such as SuperData, and analyst research firms, such as IDC, Frost & Sullivan, and Everest Group, to create white papers. We continue to research emerging CX and DX trends, challenges, and focus areas in the industries we serve and periodically publish our findings through blog articles and brochures. We also use these findings to serve our clients with thought leadership to identify opportunities for growth and innovation.

        Digital Marketing.    Our strong digital media presence and engagement through our website and social media presence drive lead generation, brand awareness and sales each year. Through the launch of TELUS International Studios, a dedicated podcast channel, we share CX/DX success and insights by partnering with leading brands and industry experts. Our global marketing teams leverage state-of-the-art marketing automation tools to capture and nurture leads from across channels and integrate them with our global sales operations. Our ability to amplify our content through various search engine optimization and management initiatives, including digital ad campaigns, has helped drive an increase in web traffic, which enables prospective clients to more easily find us.

        Recognition.    We have earned numerous industry recognition and awards by participating in industry evaluation reports conducted by research firms such as Gartner, Everest Group, Frost & Sullivan, NelsonHall, IDC MarketScape and HfS Research. Recent awards include Everest Group's CXM Services PEAK Matrix 2020—Leader & Star Performer, which we earned for the second consecutive year. We are frequently recognized by various global and regional professional bodies as a desirable place to work among top employers globally for our engaging culture and our commitment to corporate social responsibility. We leverage this recognition to showcase the strength and success of our abilities to clients who seek industry-leading digital transformation partners.

        Public Relations.    Our marketing strategy includes brand positioning through targeted news coverage in business publications such as Inc. and CEO Today. We also manage a structured pipeline of upcoming press releases covering analyst relations, business updates and management and team member updates.

Competition

        The sectors in which we compete are global, fragmented, and rapidly evolving. We face competition primarily from:

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  in-house technology and customer experience management teams;

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  digital transformation services providers such as Endava, EPAM and Globant;

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  globally diversified IT and BPO service providers such as Accenture, Cognizant, Genpact and WNS;

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  customer experience providers such as 24-7 Intouch, TaskUs, Teleperformance S.A. and Webhelp; and

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  with our acquisition of Lionbridge AI, data annotation providers such as Appen.

        We believe that the main competitive factors in our business include digital capabilities, comprehensiveness of offerings, vertical and process expertise, global delivery capabilities, team member engagement and retention, reputation, track record and financial stability. We believe that we compete favorably with respect to each of these factors.

Our Team Members

        We have almost 50,000 team members around the globe. The majority of our team members are directly or indirectly delivering services to our clients. At September 30, 2020, approximately 97% of our team members worked in this capacity while the remaining 3% worked in sales and marketing or other corporate support functions. Our team members possess a wide variety of skills and capabilities, in areas such as DevOps, solutions architecture, digital transformation, cloud transformation, UI/UX design, QA testing and customer experience management.

        Our team members are located in over 20 countries across four geographic regions. The following tables show our team members by function and geographic region:

Function	As at September 30, 2020	As at December 31, 2019	As at December 31, 2018
Delivery of our services	47,080	37,041	31,524
Sales and Marketing, or other corporate support functions	1,244	1,061	759

TOTAL	48,324	38,102	32,283

Region	September 30, 2020	December 31, 2019	December 31, 2018
Asia-Pacific(1)	19,248	19,238	16,071
Europe(2)	14,251	6,449	5,839
Central America(3)	11,681	9,923	7,688
North America(4)	3,144	2,492	2,685

TOTAL	48,324	38,102	32,283

(1)
Comprises Philippines, India, China and Turkey.

(2)
Comprises Austria, Bulgaria, Bosnia and Herzegovina, Germany, Ireland, Latvia, France, Poland, Romania, Slovakia, Spain, Switzerland and United Kingdom.

(3)
Comprises El Salvador and Guatemala.

(4)
Comprises Canada and the United States.

        We believe our differentiated culture drives greater team member engagement and retention, which leads to superior outcomes for us and our clients. As a result, sourcing, recruiting, developing and retaining talented team members is critical to our ongoing success.

        Talent Acquisition.    We seek to employ team members who share our unique values, possess the specialized skillsets needed to enable our clients' digital journeys and who are inspired by giving back to their local communities. We believe that our caring culture, which includes a commitment to team member growth and development, makes us a preferred employer in the regions where we have delivery locations. During 2019, nearly 40% of our almost 26,000 new full-time team members were hired based on current team member referrals, demonstrating that our team members consider us to be a preferred employer. We also recruited on campus and through multiple digital channels, screening over 110,000 candidates. We build our talent acquisition funnel through a combination of branded campaigns, social media, job portals, online job fairs and events, including hack-a-thons, and university and specialized academic partnerships for specialized roles. We have partnered with approximately 300 colleges and universities around the globe.

        Training and Coaching.    We believe it is important for our team members to grow with us both personally and professionally. Our talent strategy includes developing expertise around the specific technologies, tools and frameworks required to successfully execute projects for our clients in an increasingly digital economy. We strive to create thought leaders with deep industry acumen. This entails providing access to opportunities to further develop our team members' skills which enables them to handle a wider variety of responsibilities. In several delivery locations, we work in partnership with local, accredited universities to provide training programs. For example, through our TELUS International University program, team members have access to subsidized tuition and onsite classes to earn approximately 2,000 degrees. We also provide mentoring programs, leadership courses through our "Learning @ TI" roadmap and have our own "Learn and Grow" curriculum for team member development and personalized coaching. As part of our broader efforts to support our team members' overall well-being, we extend many training and development opportunities to their family members.

        Retention.    Our culture, team member engagement efforts, recruiting and training programs are all designed to establish us as the employer of choice in our markets, and to maximize retention of our team members. We reward exceptional performance, celebrate diversity, host team building events, provide opportunities for team members to volunteer in their communities and celebrate accomplishments and mark special occasions together. To make team members feel more valued and connected to our organization, we recognize important professional and personal milestones such as promotions, anniversaries, birthdays and new family members. We also offer market-based compensation, a flexible work environment, and benefits tailored to meet the unique needs of our team members. For example, in certain delivery locations, we extend healthcare benefits to team members'

and their immediate families, including parents, as well as allowing extended families access to onsite healthcare professionals.

        To strengthen our team members' connections with each other and with us, we have built our own social network called Cosmos, and sponsor many special interest and affinity groups and athletic teams, which foster a sense of belonging and community. Giving back as a team, including through the "TELUS Days of Giving", monthly community service days and our Helping Our People through Education ("HOPE") program, is an essential part of our caring culture and we believe our giving back makes a meaningful difference where we live, work and raise our families.

        Our collective efforts lead to higher retention. Our voluntary attrition rate for our team members who had completed our standard six-month training program was 17% for the nine months ended September 30, 2020.

        Diversity and Inclusion.    Diversity, acceptance and inclusion are integral components of our caring culture. For our team members, whose backgrounds reflect the breadth of our global footprint, our commitment to diversity and inclusiveness promotes engagement and empowers them to serve as advocates for positive social change.

        We see team member diversity as a significant competitive advantage, fostering creativity and innovation and leading to better customer experiences and financial outcomes. We aim to provide equal opportunities for all team members and proactively seek candidates from varied gender identities and cultural backgrounds. We are committed to diversity and inclusion across our entire organization, which is supported by our vision, values, culture and strategy. At September 30, 2020, women represented approximately 45% of our total workforce (excluding the Montreal call center and CCC).

        Our approach to talent acquisition, training and coaching, retention, and diversity and inclusion are the cornerstones of our culture. Our CVC framework establishes how our caring culture leads to a better environment for our team members which contributes to high client satisfaction and better outcomes for our clients and our shareholders. We believe our caring culture drives higher team member engagement, which leads to lower team member attrition. Longer-tenured team members develop more advanced skills leading to better end-customer outcomes and higher revenues for clients and for us. We consistently see the benefits driven by this model, and will continue to use it as a guide in further elevating our digital transformation and customer experience services.

        Our culture influences each and every team member interaction. We believe our ongoing investments in attracting and hiring team members who share our values, training and coaching, community giving, and diversity and inclusion are culture builders that help drive team member engagement and retention.
Our Facilities

        At September 30, 2020, we had 50 delivery locations in over 20 countries. We also have two corporate offices located in Toronto and Vancouver. All of our facilities are leased, with a total leased area of approximately 350,000 square meters (approximately 3,767,000 square feet).

        We seek to establish our facilities in convenient locations, enabling our team members to remain in close proximity to where they live and ensuring they have easy access to public transportation, schools, parks and shopping malls, among other amenities. This, along with what we believe to be state-of-the-art, innovative and inspiring places to work, serves as a competitive advantage promoting team member engagement and team member retention.

Corporate Social Responsibility

        At TELUS International, corporate social responsibility ("CSR") and giving back to the communities in which we operate is an integral part of our culture, and we believe a key factor in the success of our company. We believe that the focus of operating as a socially responsible company serves to motivate and deepen the engagement of our team members, builds stronger relationships with our clients and team members and positively impacts the communities in which we operate.

        We understand the relationship between the success of our company and the well-being of the communities in which we live, work and raise our families. Many of our team members and clients take great pride in bringing meaningful change to their own communities. Our "TELUS Days of Giving" are annual volunteer events that unite thousands of our global team members around a common cause. Since 2007, TELUS International team members have volunteered their time to projects that have impacted the lives of nearly 150,000 people across the globe. These projects have helped support a wide range of causes such as education, healthcare, housing, the environment, children's safety, community development, employment, entrepreneurship, diversity and inclusion in several countries, including Bulgaria, El Salvador, Guatemala, India, Ireland, the Philippines, Romania and the United States. We are dedicated to creating ongoing, lasting partnerships with both our CSR partners and clients, who share our sense of social purpose. Some examples of our initiatives include:

        Community Boards.    We encourage our team members across the globe to stay active in their communities, including through our TELUS International Community Boards in the Philippines, Guatemala, El Salvador, Bulgaria and Romania. Since 2011, our Community Boards have distributed over $2.5 million to local charities. Community Boards bring together local community leaders, as well as our own local tenured team leaders, to support multiple grassroots charities in communities that may otherwise lack access to the resources they need to accomplish their social missions.

        Gawad Kalinga Community Development Foundation.    During our long-term partnership with Gawad Kalinga Community Development Foundation in the Philippines, we have created two new villages and built hundreds of homes for some of the nation's poorest families. Our team members routinely continue to volunteer at these villages teaching life skills, tutoring children and empowering previously unhoused people in their lives.

        HOPE (Helping Our People through Education).    HOPE is an eight- to ten-month program that teaches English and various job skills to students in Central America; upon completion, they are provided with an opportunity to secure long-term employment at TELUS International, with the goal of enabling them to support themselves and their families.

        The "Give" After-School Program.    For ten years, TELUS International volunteers in El Salvador have been actively involved in improving the education of young children. In partnership with Glasswing International, TELUS International volunteers lead after-school programs, sharing their skills in arts, sports and academics.

        Team Member Affinity Groups.    We support affinity groups for our team members. Spectrum, our resource group for lesbian, gay, bisexual, transgender, two-spirited, queer and allied team members, helps create a more diverse and inclusive work environment at TELUS International through social activism, education and community events. Connections is a women's network at TELUS International that seeks to create an inclusive community and connect women in the company through mentorship, speaker events, panels, workshops and other career development opportunities.

        Our prioritization of CSR is intended to provide all TELUS International stakeholders with a shared sense of social purpose. Many of our clients join us to take part in our TELUS Day of Giving events around the globe each year, enabling us to work hand-in-hand with them to make a difference in improving the lives of children, enhancing education and alleviating extreme poverty. It is this kind of partnership that we aspire to create and that we believe is important to our current and future success.

Legal Proceedings

        From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business, including those involving employee lawsuits and other matters. We accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. We are not currently, nor since the beginning of our most recently completed financial year have we been, a party to any material litigation or regulatory proceeding and are not aware of any pending or threatened litigation or regulatory proceeding against us that could, if determined adversely to us, have a material adverse effect on our business, operating results, financial condition or cash flows.

Intellectual Property

        We rely on a combination of copyright, trademark, service mark and trade secret laws in North America, Europe, and various countries in Asia-Pacific and Central America, along with contractual restrictions, monitoring programs and service providers, to establish and protect our intellectual property and proprietary rights. We also license third-party software, open source software and other technologies that are used in the provision of or incorporated into some elements of our services. Many parts of our business are reliant on proprietary technology and/or licensed technology, including open source software. See "Risk Factors—Risks Related to Our Business—We rely upon third-party providers of "cloud" computing services to operate certain aspects of our services and any disruption of or interference with our use of these cloud providers or increase in cost of their services could adversely impact our business, financial performance, financial condition and cash flows". We have also entered into a trademark licensing agreement with TELUS that allows us to use the "TELUS" brand in our business. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS—Trademark License Agreement" for a description of this agreement. Pursuant to the terms of that agreement we support TELUS in registering, monitoring, opposing and taking appropriate steps to protect TELUS and TELUS International's right to use the TELUS brand wherever we operate.

        We control access to and use of our proprietary technology and other confidential information through the use of internal and external controls, policies and contractual protections with team members, contractors and clients. We control and monitor access to our software, documentation, proprietary technology and other confidential information and confirm ownership of our intellectual property wherever appropriate. Our policy is to require all team members and independent contractors to assign to us any inventions, trade secrets, works of authorship, developments, processes and other intellectual property generated by them on our behalf. In the case of senior team members, we place these obligations in employment agreements. We also require all team members to agree to protect our confidential information and provide annual training reminding them of the importance of these obligations. In addition, the service agreements we enter into with our clients include protections of our intellectual property rights and include appropriate confidentiality provisions.

        See "Risk Factors—Risks Related to Our Business—Our business could be materially and adversely affected if we do not protect our intellectual property or if our services are found to infringe on the intellectual property of others" for a more comprehensive description of risks related to our intellectual property, proprietary rights and agreements with third parties.

Regulation

        We are subject to a number of national, state, provincial and local laws and regulations in Canada, the United States and in each of the countries where we provide our services and where we operate our delivery locations. These laws and regulations cover a wide range of areas including anti-corruption, internal and disclosure control obligations, data privacy and protection, wage-and-hour standards, employment and labor relations, trade protections and restrictions, import and export control, tariffs, taxation, sanctions, data and transaction processing security, payment card industry data security standards, records management, user-generated content hosted on websites we operate, privacy practices, data residency, corporate governance, anti-trust and competition, team member and third-party complaints, telemarketing regulations, telephone consumer regulations, government affairs and other regulatory requirements affecting trade and investment. Some of the laws and regulations to which we are subject, and the interpretations of those laws and regulations, are still evolving and being tested in courts and could be applied or interpreted in unanticipated ways that could harm our business. See "Risk Factors—Risks Related to Our Business—We and our clients are subject to laws and regulations globally, which increases the difficulty of compliance and may involve significant costs and risks. Any failure to comply with applicable legal and regulatory requirements could have a material adverse effect on our business, financial performance, financial condition and cash flows".

        The terms of our service contracts typically require that we comply with applicable laws and regulations in the jurisdictions in which we provide the services or in the jurisdictions where our clients are located. In certain cases, we are contractually required to comply with laws and regulations that apply to our clients, but not to us, and sometimes our clients require us to take specific steps intended to make it easier for them to comply with their applicable laws. In certain of our service contracts, our clients undertake to inform us about laws and regulations that may apply to us in jurisdictions in which they are located.

        Labor and Employment.    We are subject to laws and regulations governing our relationships with our team members in all countries where our team members reside. These laws and regulations include wage and hour requirements, work and safety conditions, benefits, citizenship requirements, work permits and travel restrictions.

        Data Protection.    We are typically required to process, and sometimes collect and/or store sensitive data of our clients and their customers, including, but not limited to, personal data regulated by the GDPR in the European Union, The Personal Information Protection and Electronic Documents Act and equivalent provincial statutes in Canada, the California Consumer Privacy Act and the California Invasion of Privacy Act in California, the Personal Data Protection Bill of 2018 in India, the Data Privacy Act of 2012 in the Philippines, and similar laws and regulations in each of the countries in which we operate and where we provide services. This data may include personally identifiable information such as names, addresses, social security numbers, personal health information, credit card account numbers, checking and savings account numbers and payment history records, such as account closures and returned checks. In addition, we collect and store data regarding our team members. The laws and regulations we are subject to impose various data protection requirements and other industry-specific regulations. The GDPR, for example, imposes privacy and data security compliance obligations and penalties for noncompliance. In particular, the GDPR has introduced numerous privacy-related changes for companies operating within and outside the European Union, including greater control for, and rights granted to, data subjects, increased data portability for European Union consumers, data breach notification requirements, restrictions on automated decision-making and increased fines. Additionally, foreign governments outside of the European Union are also taking steps to fortify their data privacy laws and regulations. For example, Brazil, India, the Philippines, certain countries in Central America and Asia and certain U.S. states where we operate and in some of the other countries where our client's customers reside have implemented or are considering GDPR-like data protection laws which could impact our engagements with clients (existing and potential), vendors and team members in those countries. We actively monitor data and privacy regulations in the countries in which we operate and in the countries where our clients' customers reside to ensure we develop policies and processes responsive to new regulations. See "Risk Factors—Risks Related to Our Business—The unauthorized disclosure of sensitive or confidential client and customer data could expose us to protracted and costly litigation, damage our reputation and cause us to lose clients".

        Consumer Protection.    As many of the services we provide involve our team engaging directly with the customers of our clients in a wide variety of interactions, we are subject to consumer protection laws and regulations related to these interactions in Canada, the United States and in the other countries in which we operate, including those related to telemarketing services, debt collection, credit reporting, healthcare-related data and in some cases the removal of prescribed content from social media sites.

        Taxation.    Several of our facilities, primarily located in the Philippines and India, benefit from tax incentives designed to encourage foreign investment. In the Philippines, these incentives are administered by the Philippine Economic Zone Authority ("PEZA") and initially provide a four-year tax holiday for each PEZA registered location, followed by a preferential tax rate of 5% of gross profit. The proposed Corporate Recovery and Tax Incentives for Enterprises ("CREATE") Act released in May 2020 contains modifications to existing tax incentive programs with a proposal to increase the 5% tax on gross profit to 10% by 2023. Certain of our delivery locations in India, which were established in Special Economic Zones, are eligible for tax incentives until 2024. These delivery locations were eligible for a 100% income tax exemption for the first five years of operation and a 50% exemption for a period of up to 10 years thereafter if certain conditions are met. Additionally, our operations in El Salvador benefit from a favorable tax exemption. See "Risk Factors—Risks Related to Our Business—Our financial condition could be negatively affected if countries reduce or withdraw tax benefits and other incentives currently provided to companies within our industry or if we are no longer eligible for these benefits", "Risk Factors—Risks Related to Our Business—Our business may not develop in ways that we currently anticipate and demand for our services may be reduced due to negative reaction to offshore / nearshore outsourcing or automation from the public", "Risk Factors—Risks Related to Our Business—Tax legislation and the results of actions by taxing authorities may have an adverse effect on our operations and our overall tax rate", "Risk Factors—Risks Related to Our Business—Certain income of our non-Canadian subsidiaries may be taxable in Canada, and if the Canadian tax authorities were to successfully dispute the quantum of such income, our tax expense and tax liability may increase", "Risk Factors—Risks Related to Our Subordinate Voting Shares—There could be adverse tax consequence for our shareholders in the United States if we are a passive foreign investment company".

Corporate Structure

        We are currently an indirect subsidiary of TELUS, which, as at the date of this prospectus, has 62.6% of the combined voting power in our company. After this offering, TELUS will remain our controlling shareholder. See "Principal and Selling Shareholders". As at December 31, 2019, and not including the entities acquired in connection with the acquisition of CCC and Lionbridge AI, we have the following "significant subsidiaries", as such term is defined in Rule 1-02 of Regulation S-X under the Securities Act, all of which are directly or indirectly wholly-owned:

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  TELUS International Philippines, Inc. (Philippines)

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  Transactel (Barbados), Inc. (Barbados) (continued into Transactel (2020) Limited (Malta) in July 2020)

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  Xavient Digital LLC (Delaware)

        In addition to those subsidiaries listed above, we also have the following disclosable subsidiaries under Canadian securities laws:

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  Voxpro Limited (Ireland)

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  TELUS International (U.S.) Corp. (Washington)

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  Callpoint New Europe EAD (Bulgaria)

        Our other subsidiaries, excluding those listed above, each represent 10% or less of our total consolidated assets and 10% or less of our total consolidated revenues and together represent less than 20% of our total consolidated assets and less than 20% of our total consolidated revenues.

MANAGEMENT

        The following table sets forth certain information regarding our directors and executive officers as at the date of this prospectus. The terms of office of each of our directors expires                . The business address for our directors and executive officers is Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

Name	Province/State and Country of Residence	Age	Position
Jeffrey Puritt	Nevada, United States	57	President, Chief Executive Officer and Director
Marilyn Tyfting	British Columbia, Canada	50	Chief Corporate Officer
Vanessa Kanu	Ontario, Canada	43	Chief Financial Officer
Charles Koskovich	Colorado, United States	52	Chief Operating Officer
Michael Ringman	Colorado, United States	49	Chief Information Officer
Michel E. Belec	British Columbia, Canada	57	Chief Legal Officer and Corporate Secretary
James Radzicki	California, United States	50	Chief Technology Officer
Josh Blair	British Columbia, Canada	47	Chair and Director
Kenneth Cheong	Singapore	52	Director
Doug French	Ontario, Canada	55	Director
Tony Geheran	British Columbia, Canada	57	Director
Stephen Lewis	British Columbia, Canada	56	Director
Jimmy Mahtani	Singapore	44	Director

Our Executive Officers

        Jeffrey Puritt has served as our President and Chief Executive Officer since 2016, when he also became a member of our board of directors and was appointed to serve as an Executive Vice-President of TELUS Communications Inc. (our parent company). Mr. Puritt joined TELUS in 2001, in progressively senior leadership positions across Finance and Administration, IP Applications Business Development, New Product and Service Development, Ventures and Mergers and Acquisitions. Mr. Puritt has led TELUS International since 2008. Mr. Puritt was named "Executive of the Year" at International Business Awards (Stevie Awards) for 2016. Mr. Puritt was raised in Tanzania, where he spoke Swahili before learning English. His upbringing influenced his worldview and commitment to greater social justice, and he is proud to lead and participate in TELUS International's global corporate social responsibility efforts. Mr. Puritt serves on the board of directors for AGS Health, a private, analytics driven, technology-enabled revenue cycle management company that provides medical billing, medical coding and business analytics services to healthcare providers in the United States. He also served as the honorary chair for a not-for-profit organization that has pioneered the integration of youth with disabilities into the mainstream of society, from 2011 to 2016. Mr. Puritt holds a Bachelor of Arts degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School.

        Marilyn Tyfting has served as our Chief Corporate Officer since 2015 and from 2009 to 2015 she was the Vice President of Human Resources for TELUS and TELUS International. She served as Vice President, Human Resources of Rogers Communications Inc. from 1997 to 2007, and prior to that as Director, Human Resources from 2001 to 2003. Before 2001, Ms. Tyfting held human resources and labor relation roles with the University of British Columbia and BC Transit. She is currently the Vice-Chair of TELUS Vancouver Community Board and a member of the Presidents Group for accessible employment. Ms. Tyfting holds a Bachelor of Commerce and Masters of Science in Business Administration degrees from the University of British Columbia.

        Vanessa Kanu has served as our Chief Financial Officer since September 2020. Prior to joining TELUS International, Ms. Kanu spent 16 years at Mitel Networks Corporation in increasingly senior leadership roles, including as Chief Financial Officer from 2019 to 2020. Prior to that she was at PricewaterhouseCoopers. Ms. Kanu currently serves on the Board of Directors of The Ottawa Hospital Foundation, where she is a member of the Finance and Audit Committee. She also serves on the Board of Directors of Thorn, a not for profit organization with a mission to eliminate child sexual abuse materials from the internet. She holds a Bachelor of Science degree from the University of Hull, England. Ms. Kanu is a Chartered Professional Accountant in Canada, a Certified Public Accountant in the United States (Illinois State) and is a member of the Institute of Chartered Accountants of England and Wales.

        Charles Koskovich has served as our Chief Operating Officer since January 2017. Prior to joining us, he was the Divisional President and Senior Vice President, Global Customer Care at Xerox Holdings Corporation from 2015 to 2017. Mr. Koskovich also spent time as Senior Vice President, Operations at Concentrix from 2012 to 2015, Vice President, Customer Support Operations at Blackberry Limited from 2009 to 2012, Senior Vice President, Operations for TeleTech Holdings Inc. from 2005 to 2009 and Vice President, DISH Network Customer Care Operations for EchoStar Corporation from 2003 to 2005. He holds a Bachelor of Business Administration degree from the Metropolitan State University of Denver, a Master of Organizational Management, Organizational Leadership degree from the University of Phoenix in 1990 and completed Executive Education with Harvard School of Business in 2017. Mr. Koskovich currently serves as a director of the Caroll Education Foundation and as Chairperson of Friends of Wewak and the Denver Workforce Development Board.

        Michael Ringman has served as our Chief Information Officer since 2013. Prior to joining us, he served as Vice President of Global Infrastructure of TeleTech Holdings Inc. from 2004 to 2012 and as its Director Converged Communications from 2002 to 2004. Prior to his time at TeleTech Holdings Inc., he was a Network Consultant at IBM Global Services from 1996 to 2000. Mr. Ringman holds a Bachelor's degree in Science and a Masters of Sciences in Telecommunications degree from the University of Colorado Boulder.

        Michel E. Belec has served as our Chief Legal Officer and Corporate Secretary since 2017. He also supports our Governance Office and is principally responsible for our privacy functions worldwide. Prior to joining us, he served as Senior Vice President, Legal Services of TELUS and prior to 1996 worked with Rogers Communications, Inc. Mr. Belec began his career as an associate at Fasken Martineau. He holds a Bachelor's degree from Simon Fraser University and a Bachelor of Laws degree from Osgoode Hall Law School. Mr. Belec has completed various executive training programs and hosted numerous induction and learning programs both in and outside of TELUS International.

        James Radzicki has served as our Chief Technology Officer since 2020. Prior to joining us, he served as Consulting Chief Information Officer for Spotlight Inc. from 2016 to 2017, Chief Information Officer for Alorica from 2014 to 2016, Executive Vice President and Chief Technology Officer for Stream Global Services from 2010 to 2013 and Vice President of Technology, Strategy and Governance for Network Solutions from 2008 to 2010. Prior to this, Mr. Radzicki held leadership positions at TeleTech Holdings Inc., including as Chief Information Officer from 2006 to 2008 and various IT positions including Vice President of Technology from 1996 to 2008. Mr. Radzicki holds a Bachelor of Science in Business Administration, Marketing and an Associate's Degree in Computer Information Science and Network Administration from Denver Technical College. He is a Certified Information Systems Security Professional.

Our Directors

        Josh Blair was elected to the board of directors on June 1, 2016 and serves as Chair of the board. Mr. Blair is a Co-Founder and the CEO of Impro.AI, a high-tech company that is enabling the benefits of executive coaching to be brought to employees at all levels of organizations on an affordable, effective and global basis. He also serves as the Vice Chair and Audit Chair for Carebook Technologies Inc., a digital health company listed on the TSX Venture Exchange. Additionally, Mr. Blair is a Partner at Esplanade Ventures, a venture capital firm focused on the health technology market. From 1995 through 2019, Mr. Blair served in increasingly senior leadership roles at TELUS Corporation, including as Group President from 2014 to 2019 overseeing TELUS International, TELUS Health, TELUS Business, TELUS Agriculture and TELUS Ventures. Mr. Blair holds a Bachelor Degree in Electrical Engineering from the University of Victoria and also completed the Executive Program at the Smith School of Business at Queen's University.

        Kenneth Cheong was elected to the board of directors on June 1, 2016. Mr. Cheong is currently a Managing Director of Baring Private Equity Asia, where he joined in 1998. Prior to his time at Baring Private Equity Asia, Mr. Cheong served as Manager at Barclays de Zoete Wedd, where he joined in 1995 and remained until 1998, and Assistant Treasurer at DBS Bank, where he joined in 1992 and remained until 1995. Mr. Cheong holds a Bachelor of Science degree from the London School of Economics and Political Science.

        Doug French was elected to the board of directors on September 23, 2020. Mr. French has served as Executive Vice-President and Chief Financial Officer of TELUS since 2016. Since joining TELUS in 1996, Mr. French has held progressively senior roles, including Senior Vice-President and Corporate Controller. Mr. French began his career as a Chartered Professional Accountant at Ernst and Young, where he worked for eight years before joining Clearnet, a predecessor company to TELUS. He holds a Bachelor of Arts (Honours), Commerce and Economics from the University of Toronto. Mr. French was appointed Fellow of the Chartered Professional Accountants of Ontario in 2017, and is a member of the International Accounting Standards Global Preparers Advisory Committee and the Prince's Accounting for Sustainability Project.

        Tony Geheran was elected to the board of directors on May 13, 2020. He currently serves as Chief Customer Officer of TELUS, a position he has held since 2018. He formerly served as Executive Vice President and President of Broadband Networks at TELUS from 2015 to 2018. He previously served in increasingly senior leadership roles at TELUS beginning in 2001, including as Senior Vice President from 2013 to 2015. He was formerly employed at Cable and Wireless Ireland and Cable and Wireless Communications. Mr. Geheran holds a Diploma in Professional Marketing from the Cranfield School of Management, a Certificate in Business Administration from The Open University and received his Professional Qualifications in Mechanical and Electrical Engineering while serving in the Royal Navy.

        Stephen Lewis was elected to the board of directors on June 1, 2016. He joined TELUS in 1997, serving in a variety of roles including VP of Corporate Strategy and Business Development. Since July 2016 he has served as Senior Vice President and Treasurer of TELUS, responsible also for Corporate Development, Pension Investments and Investor Relations. Mr. Lewis formerly served as a consultant at Deloitte Touche Tohmatsu Limited from 1994 to 1997 and an account manager at the Royal Bank of Canada from 1988 to 1992. He holds a Business Degree from Ivey Business School and a Master of Business Administration from INSEAD. He is a Chartered Financial Analyst charter holder.

        Jimmy Mahtani was elected to the board of directors on June 1, 2016. He is currently Managing Director of Baring Private Equity Asia, a position he has held since 2006. He formerly served as Vice-President at General Atlantic Partners from 2000 to 2006. He holds a Bachelor of Science in Business Administration from Georgetown University.

Corporate Governance

        The NYSE listing requirements include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow "home country" corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE. The application of such exemptions requires that we disclose any significant ways in which our corporate governance practices differ from the NYSE listing requirements that we do not follow. When our subordinate voting shares are listed on the NYSE, we intend to continue to follow certain Canadian corporate governance practices. We do not intend to follow rule 312.03 of the NYSE listing requirements that requires that shareholder approval be required for certain events, such as the establishment of equity-based compensation plans and issuance of common shares or securities convertible into or exercisable for common shares to certain related parties. Neither Canadian securities laws nor British Columbia corporate law require shareholder approval for such transactions, except where such transactions constitute a "related party transaction" or "business combination" under Canadian securities laws or where such transaction is structured in a way that requires shareholder approval under the Business Corporations Act (British Columbia) (the "BCBCA") and the TSX may require shareholder approval be obtained in certain cases, in which case, we intend to follow our home country requirements.

        Except as stated above, we intend to comply with the rules generally applicable to U.S. domestic companies listed on the NYSE. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other NYSE listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the NYSE, may provide less protection than is accorded to investors under the NYSE listing requirements applicable to U.S. domestic issuers. See "Risk Factors—Risks Related to Our Subordinate Voting Shares—As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders".

        The Canadian Securities Administrators have issued corporate governance guidelines pursuant to National Policy 58-201 Corporate Governance Guidelines (the "Corporate Governance Guidelines"), together with certain related disclosure requirements pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"). The Corporate Governance Guidelines are recommended as "best practices" for issuers to follow. We recognize that good corporate governance plays an important role in our overall success and in enhancing shareholder value and, accordingly, we have adopted, or will be adopting in connection with the completion of this offering, certain corporate governance policies and practices which reflect our consideration of the recommended Corporate Governance Guidelines. The disclosure set out below includes disclosure required by NI 58-101 describing our approach to corporate governance in relation to the Corporate Governance Guidelines.

Board Composition

        Under our articles, as amended and restated upon consummation of this offering, our board of directors will consist of a number of directors as determined from time to time by the directors. Under the terms of the shareholders' agreement we will enter into with TELUS and Baring upon consummation of this offering, our board of directors is expected to consist of eight directors at the time of this offering and will increase to 11 directors by the first anniversary of the offering, unless otherwise agreed to by TELUS and Baring. Under the terms of reference for our board of directors, unless otherwise required by applicable laws, our articles or the shareholders' agreement, the board of directors will not exceed 11 directors.

        The composition of our board of directors will be subject to the rights of TELUS and Baring under the shareholders' agreement providing for certain director nomination rights. Our board of directors is expected to consist of eight directors at the time of the offering and will increase to 11 directors by the first anniversary of the offering. The shareholders' agreement will provide that we will agree to nominate individuals designated by TELUS as directors representing half of our eight-director board at the time of the consummation of this offering, and a majority of the board upon appointment of a ninth director and thereafter, for as long as TELUS continues to beneficially own at least 50% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares. Should TELUS cease to own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate to our board such number of individuals designated by TELUS in proportion to its combined voting power for so long as TELUS continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares, subject to a minimum of at least one director.

        The shareholders' agreement will also provide that we will agree to nominate two individuals designated by Baring as directors at the time of consummation of this offering which, upon appointment of a ninth director to our board and thereafter, will be reduced to one individual designated by Baring, for as long as Baring continues to beneficially own at least 5% of the combined voting power of our outstanding multiple voting shares and subordinate voting shares.

        In addition, the shareholders' agreement will provide that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders' agreement will also provide that, so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee, subject to compliance with applicable securities laws and listing requirements of the NYSE and TSX. Also, our Chief Executive Officer will be nominated to the board of directors, in addition to directors nominated by TELUS and Baring.

        For a description of TELUS and Baring's right to require us to nominate their designees to our board of directors, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement." Subject to the arrangements described above, nominees for election as directors will be recommended to our board of directors by our governance and nominating committee in accordance with the provisions of applicable corporate law and the terms of reference of our governance and nominating committee. See "—Committees of the Board of Directors—Governance and Nominating Committee".

        Our articles will provide that a director may be removed with or without cause by a resolution passed by a special majority comprised of 66 2/3% of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. The directors will be elected by the shareholders at each annual general meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual shareholders meeting or until their respective successors are elected or appointed. Under the BCBCA and our articles, between annual general meetings of our shareholders, the directors may appoint one or more additional directors, but the number of additional directors may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors.

Majority Voting Policy

        In accordance with the requirements of the TSX, our board of directors will adopt a majority voting policy to the effect that a nominee for election as a director of our company who does not receive a greater number of votes "for" than votes "withheld" with respect to the election of directors by shareholders shall promptly tender his or her resignation to the chair of our board of directors following the meeting of shareholders at which the director was elected. The governance and nominating committee will consider such offer and make a recommendation to our board of directors whether or not to accept it. In its deliberations, the governance and nominating committee will consider any stated reasons why shareholders "withheld" votes from the election of that director, the length of service and the qualifications of the director, the director's contributions to our company, the effect such resignation may have on our ability to comply with any applicable governance rules and policies and the dynamics of the board, and any other factors that the governance and nominating committee considers relevant. Our board of directors will act on the governance and nominating committee's recommendation within 90 days following the applicable meeting of shareholders and announce its decision in a press release, after considering the factors considered by the governance and nominating committee and any other factors that the board of directors considers relevant. Our board of directors will accept a resignation except in situations where extenuating circumstances would warrant the director to continue to serve on the board of directors. Our majority voting policy will apply for uncontested director elections, being elections in which the number of nominees for election as director is the same as the number of directors to be elected.

Controlled Company Exemption

        Following the completion of this offering, we will elect to be treated as a "controlled company" under the listing requirements of the NYSE because more than 50% of the combined voting power of our multiple voting shares and subordinate voting shares will be held by TELUS. See "Principal and Selling Shareholders". We intend to rely upon the "controlled company" exemption relating to the board of directors and committee independence requirements under the NYSE listing requirements until we are no longer eligible or until we determine otherwise. Pursuant to this exemption, we will be exempt from, among other things, the listing requirements that would otherwise require that our board of directors consist of a majority of independent directors and that our human resources and governance and nominating committee be composed entirely of independent directors. The "controlled company" exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Exchange Act, the NYSE listing requirements and applicable Canadian securities laws, which require that our audit committee have at least one independent director on the effective date of the registration statement relating to this offering, a majority of independent directors within 90 days following the effective date of the registration statement relating to this offering, and exclusively independent directors within one year following the effective date of the registration statement relating to this offering.

Director Independence

        For purposes of the NYSE listing requirements, an independent director means a person who, in the opinion of our board of directors, has no material relationship with the Company. Under NI 58-101, a director is considered to be independent if he or she is independent within the meaning of Section 1.4 of National Instrument 52-110—Audit Committees ("NI 52-110"). Pursuant to NI 52-110, an independent director is a director who is free from any direct or indirect material relationship with us which could, in the view of our board of directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

        Our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning such director's background, employment and affiliations, including family relationships, our board of directors determined that                are "independent directors" as defined in the NYSE listing requirements and NI 58-101.In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each director and the transactions involving them described in "Certain Relationships and Related

Party Transactions". The board will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the governance and nominating committee, will make a determination as to which members are independent.

        Jeffrey Puritt is not expected to be considered an independent director as he is our Chief Executive Officer. Josh Blair, the chair of the board, as well as Doug French, Tony Geheran and Stephen Lewis are not expected to be considered independent directors as they are affiliated with TELUS, while Kenneth Cheong and Jimmy Mahtani are not expected to be considered independent directors as they are affiliated with Baring.

        Meetings of Independent Directors and Conflicts of Interest.    We will take steps to ensure that adequate structures and processes will be in place following the completion of this offering to permit our board of directors to function independently of management, including for purposes of encouraging an objective process for nominating directors and determining executive compensation. It is contemplated that the board of directors will consider, on the occasion of each board meeting, whether a board meeting without the members of management and non-independent directors would be appropriate and they will hold a meeting without the members of management and non-independent directors where appropriate.

        In addition, our board of directors will ensure open and candid discussion among its directors by continuously monitoring situations where a conflict of interest or perceived conflict of interest with respect to a director may exist. Our board of directors may determine that it is appropriate to hold meetings excluding a director with a conflict of interest or perceived conflict of interest or such director may consider that it is appropriate to recuse themselves from considering and voting with respect to the matter under consideration.

Mandate of the Board of Directors

        Our board of directors is responsible for the stewardship of the Company and overseeing the management of our business and affairs in accordance with the Business Corporations Act (British Columbia), our articles and the shareholders' agreement. This includes appointing our Chief Executive Officer and other members of the senior leadership team, considering and approving our objectives and goals and material changes thereto, approving our strategic plans and monitoring our strategic planning process, strategic plan execution and corporate performance against our objectives and goals, subject to the terms of the shareholders' agreement. In addition, we expect that our board will also receive and consider recommendations from our various committees with respect to matters such as the following:

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  the compensation of our directors;

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  criteria for board and committee membership;

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  persons to be nominated for election as directors and to each of the board's committees; and

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  matters relating to our code of ethics and conduct and corporate governance guidelines.

        Certain of the actions of the board of directors are subject to the review and approval by TELUS, as our controlling shareholder. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement".

Attendance Record

        In 2019, there were five meetings of our board of directors. There was 100% director attendance at each of these meetings.

Position Descriptions

        Our board of directors will adopt a written position description for the Chair of the board of directors, which will set out the Chair's key responsibilities, including, among others, contributing to our strategy, providing management and leadership to the board of directors and facilitating its effective operation, duties relating to setting board meeting agendas, chairing board and shareholder meetings and director development and communicating with the Chief Executive Officer. The shareholders' agreement will provide that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate a director designated by TELUS as the chair of the board.

        Our board of directors will adopt a written position description for our Chief Executive Officer which will set out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to recommending the strategic direction of our Company to the board of directors and pursuing its continued development and progression and monitoring annual business and operational plans and budgets that support our company's long-term business plans and strategies and leading their execution, participating in the strategic planning meetings that TELUS convenes, communicating with the board of directors, and fostering a caring culture. These position descriptions will be included as the terms of reference for each position, which will be included in our board manual.

Orientation and Continuing Education

        Following the consummation of this offering, we intend to implement an orientation program for new directors under which a new director will receive a director's orientation manual including our key corporate governance documents and other information, meet with the chair of the board and attend orientation sessions with the Chief Executive Officer and other members of the management team, at which he or she will receive information and learn about our business purpose, strategic direction, operations and other matters.

        Our governance and nominating committee will be responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and to ensure that their knowledge and understanding of our business remains current.

Term Limits and Mechanisms of Board Renewal

        Each non-management director appointed to the board of directors will tender his or her resignation after serving 15 years on the board of directors. The governance and nominating committee will consider such resignation and have discretion to recommend to the board of directors that the term of the resigning director be extended for such period as the governance and nominating committee deems appropriate, if in our best interest to do so. Our board of directors has no other automatic mechanisms of board renewal. Our governance and nominating committee will be responsible for reviewing the composition of our board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us. Our governance and nominating committee is expected to conduct a process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and performance, and to report evaluation results to our Board. See "—Committees of the Board of Directors—Governance and Nominating Committee".

Committees of the Board of Directors

        Upon completion of this offering we will have an audit committee, a human resources committee and a governance and nominating committee. Pursuant to the terms of our shareholders' agreement, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, directors designated by TELUS will be appointed as the chair of the human resources and governance and nominating committees and there shall be a director designated by TELUS and Baring appointed to each of our human resources committee and governance and nominating committee, for so long as, in each case, there are sufficient directors designated by TELUS and Baring serving on our board.

Audit Committee

        Upon completion of this offering, our audit committee will be comprised of                and chaired by                . Our board of directors has determined that                is financially literate and meets the independence requirements for directors, including the heightened independence standards for members of the audit committee under Rule 10A-3 under the Exchange Act and NI 52-110. Within one year following the effective date of the registration statement relating to this offering, our audit committee will consist exclusively of independent directors within the meaning of NI 52-110. Our board of directors has determined that                is "financially literate" within the meaning of the NYSE listing requirements, "financially literate" within the meaning of NI 52-110 and an "audit committee financial expert" as defined by Rule 10A-3 under the Exchange Act. For a description of the education and experience of each member of the audit committee, see "—Our Directors".

        Our board of directors will establish written terms of reference setting forth the purpose, composition, authority and responsibility of the audit committee, consistent with the NYSE listing requirements, the rules of the SEC and NI 52-110 and our audit committee will review the terms of reference annually. The principal purpose of our audit committee is to assist our board of directors in discharging its oversight of, among other things:

  •
  the integrity of our accounting and financial reporting;

  •
  the independence, qualifications, appointment, compensation and performance of our internal and external auditors and the pre-approval of all audit, audit-related and non-audit services;

  •
  our disclosure controls and procedures and internal control over financial reporting, as well as our whistleblower and ethics processes;

  •
  review and approval or ratification of related-party transactions, including transactions with TELUS;

  •
  our compliance with applicable legal and regulatory requirements and company policies; and

  •
  our enterprise risk management processes, credit worthiness, treasury plans and financial policy.

        The audit committee will also have the authority in its sole discretion and at our expense, to engage and set the compensation of outside legal, accounting or other advisors as necessary to assist in the performance of its duties and responsibilities.

        For the years ended December 31, 2019 and 2018, we incurred the following fees by our external auditors, Deloitte LLP:

	Year Ended December 31, 2019	Year Ended December 31, 2018
Category of Fees
Audit fees(1)	$1,067,978	$692,849
Audit-related fees(2)	326,922	49,604
Tax fees(3)	58,703	160,044
All other fees(4)	—	—

	$1,453,603	$902,497

(1)
"Audit fees" include fees for audit service on a billed basis.

(2)
"Audit-related fees" include fees for audits of subsidiaries.

(3)
"Tax fees" include fees related to tax compliance, tax advice and tax planning.

(4)
"All other fees" include other fees not included above.

Human Resources Committee

        Upon completion of this offering, our human resources committee will be comprised of                and will be chaired by                . As a "controlled company," our human resources committee is not required to be comprised entirely of independent directors. Our board of directors has determined that each of                and                is independent for purposes of NI 58-101. For a description of the background and experience of each member of our human resources committee, see "—Our Directors."

        Our board of directors will establish written terms of reference setting forth the purpose, composition, authority and responsibility of the human resources committee consistent with the NYSE listing requirements and the rules of the SEC and our human resources committee will review the terms of reference annually. The human resources committee's purpose will be to assist the board in its oversight of executive compensation philosophy and guidelines, succession-planning and certain compensation and performance rating decisions. The principal responsibilities and duties of the human resources committee will include, among other things:

  •
  reviewing at least annually our executive compensation philosophy and guidelines;

  •
  in the absence of the Chief Executive Officer, evaluating at least once a year our Chief Executive Officer's performance in light of the goals and objectives established by the human resources committee and, based on such evaluation, approving the Chief Executive Officer's annual compensation;

  •
  reviewing and approving on an annual basis the evaluation process and compensation structure for members of our senior leadership team and, in consultation with our Chief Executive Officer, reviewing and approving the performance of the other members of our senior leadership team;

  •
  reviewing and approving the design of the annual performance bonus plan, and any establishment of or material changes to incentive compensation plans, employee benefit plans for the senior leadership team and all equity-based incentive plans of the Company or its subsidiaries;

  •
  prepare and recommend to our board of directors for approval our public disclosures related to executive compensation; and

  •
  reviewing at least once annually succession plans for the Chief Executive Officer and members of our senior leadership team.

        Further particulars of the process by which compensation for our executive officers is and will be determined are provided under the heading "Executive Compensation."

Governance and Nominating Committee

        Our governance and nominating committee will be comprised of                and chaired by                . As a "controlled company", our governance and nominating committee is not required to be comprised entirely of independent directors. Our board of directors has determined that each of                and                is independent for purposes of NI 58-101.

        Our board of directors will establish written terms of reference setting forth the purpose, composition, authority and responsibility of our governance and nominating committee. The governance and nominating committee's purpose will be to assist our board of directors in, among other things:

  •
  identifying individuals qualified to become members of our board of directors;

  •
  recommending that our board of directors select director nominees for the next annual meeting of shareholders and determining the composition of our board of directors and its committees;

  •
  developing and overseeing a process to assess our board of directors, the chair of the board of directors, the committees of the board of directors, the chairs of the committees and, individual directors;

  •
  developing, recommending and overseeing the effectiveness of our corporate governance policies and procedures;

  •
  reviewing director compensation; and

  •
  overseeing our public disclosure related to the foregoing.

        In identifying new candidates for our board of directors, the governance and nominating committee will consider what competencies and skills our board of directors, as a whole, should possess and assess what competencies and skills each existing director possesses, considering our board of directors as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

        It will be the responsibility of the governance and nominating committee to regularly evaluate our board of directors, the chair of our board and all board committees and their chairs. As part of its mandate, the governance and nominating committee will conduct the process for the assessment of our board of directors, each committee and each director regarding his, her or its effectiveness and contribution, and report evaluation results to our board of directors on a regular basis.

Code of Ethics and Conduct

        Prior to the completion of this offering, we will adopt a code of ethics and conduct applicable to all of our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer, which is a "code of ethics" as defined in section 406(c) of the Sarbanes-Oxley Act. The code of ethics and conduct will set out our fundamental values and standards of behavior that are expected from our directors, officers and employees with respect to all aspects of our business.

        If we make any amendment to the code of ethics and conduct or grant any waiver therefrom, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such amendment or waiver on our website to the extent required by, and in accordance with, the rules and regulations of the SEC.

        Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the code of ethics and conduct will be posted on our website at www.telusinternational.com and the System for Electronic Document Analysis and Retrieval ("SEDAR") profile at www.sedar.com. The information on or accessible through our website is not part of and is not incorporated by reference into this prospectus, and the inclusion of our website address in this prospectus is only for reference.

        Our audit committee is responsible for reviewing and evaluating the code of ethics and conduct periodically and will recommend any necessary or appropriate changes thereto to our board of directors for consideration. The audit committee will also assist our board of directors with the monitoring of compliance with the code of ethics and conduct.

Diversity

        We are committed to fostering an environment that is diverse and inclusive and facilitates a broad range of perspectives. We recognize the importance and benefit of having a board of directors and senior management comprised of highly qualified individuals who reflect the communities where we live and work and the clients that we serve in promoting better corporate governance.

        We expect to adopt a formal board diversity policy providing that the governance and nominating committee will consider diversity criteria, such as gender, age, ethnicity/aboriginal status and geographic background in recommending director nominees to the board of directors, which we will apply in connection with the director search efforts that we will conduct as part of the contemplated increases to the size of our board. We will also authorize the governance and nominating committee to engage qualified independent external advisors to conduct a search for candidates that help achieve diversity objectives. At the time of this offering, two of our eight directors, representing 25% of our board, are considered diverse, no women serve on our board and two women serve in executive officer positions, representing 29% of our executive officer team. In connection with the contemplated increase to the number of members on our board over the course of the next year, within the first three months following the offering we expect to appoint a woman to our board of directors and within the first year following the offering to add an additional woman to the board. We do not expect to adopt formal targets regarding the number of women on our board of directors or in executive officer positions. We believe the promotion of diversity is best served through careful consideration of all of the knowledge, experience, skills and backgrounds of each individual candidate for director in light of the needs of the board without focusing on a single diversity characteristic. When assessing the composition of the board, a principal focus is expected to be on ensuring the board has the diverse experiences, skills and backgrounds needed to oversee our company and the company will take a balanced approach when considering the extent to which personal characteristics are taken into account.

Penalties or Sanctions

        None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Individual Bankruptcies

        None of our directors or executive officers, and to the best of our knowledge, no shareholder holding a sufficient number of securities to affect materially the control of us, has, within the ten years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Corporate Cease Trade Orders and Bankruptcies

        None of our directors or executive officers is, as at the date of this prospectus, or has been within the ten years prior to the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company (including the TELUS and its other subsidiaries) that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company (including the TELUS companies) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, "order" means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

EXECUTIVE COMPENSATION

Overview

        The following discussion of our executive compensation program includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation and the actual compensation earned by our named executive officers ("NEOs") for their 2020 performance.

        In preparing for this offering, we have undertaken a thorough review of all elements of our executive compensation program, including the function and design of our equity incentive programs. We have begun, and we expect to continue in the coming months, to evaluate the need for revisions to our executive compensation program to ensure it is competitive with the compensation programs of the companies with which we compete for executive talent and is aligned with public company practices. Where relevant, the discussion below reflects certain contemplated changes to our compensation programs that we intend to implement following the effectiveness of this offering.

        For 2020, our NEOs are:

  •
  Jeff Puritt, President and Chief Executive Officer (CEO);

  •
  Vanessa Kanu, Chief Financial Officer (CFO);

  •
  Charles (Chuck) Koskovich, Senior Vice President & Chief Operating Officer (COO);

  •
  Marilyn Tyfting, Senior Vice President & Chief Corporate Officer (CCO);

  •
  Michael Ringman, Chief Information Officer (CIO);

  •
  Richard (Rick) Rodick, Former Chief Financial Officer(1); and

  •
  George Puig, Former Senior Vice President & Chief Commercial Officer.(2)

(1)
Mr. Rodick's employment as CFO terminated effective September 7, 2020, but he is treated as an NEO for purposes of this registration statement as he served as our principal financial officer for a portion of the year. Effective on September 7, 2020, Vanessa Kanu became our CFO.
(2)
Mr. Puig's employment as Senior Vice President & Chief Commercial Officer terminated effective May 21, 2020, but he is treated as an NEO for purposes of this registration statement by virtue of his 2020 compensation.

Compensation Discussion and Analysis

Key Compensation Principles

        We pay for performance. We establish a clear and direct link between compensation and the achievement of business objectives—in both the short-term and long-term—by providing an appropriate mix of fixed versus at-risk compensation and immediate versus future income linked to the share price performance of both the Company and TELUS. We also drive continued levels of high performance by setting ambitious targets.

        The Human Resources Committee ("HRC") of the Company's board of directors takes an approach to compensation that is both market-based and performance-based. The primary focus of the HRC is to maintain an executive compensation program that supports the achievement of three objectives:

  •
  to advance our business strategy;

  •
  to enhance our growth and profitability; and

  •
  to attract and retain the key talent necessary to achieve our business objectives.

1.     We pay for performance

        An NEO's compensation is based on his or her personal performance, together with corporate performance and position within a range determined with reference to market compensation data. Linking executive pay to actual performance ensures that executive compensation is aligned with the creation of shareholder value.

2.     We promote sound risk-taking

        Our executive compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of our executive compensation program that help manage and mitigate risk in executive compensation.

WHAT WE DO

•

Compensation consultant—We use an external executive compensation consultant to assess our executive compensation program to ensure alignment with shareholder and corporate objectives, best practices and governance principles

•

Balance between short-term and long-term incentives—Reasonable balance between compensation elements that focus on short-term financial performance and longer-term Company and TELUS share price appreciation

•

Pay for performance—Our performance metrics are well communicated and regularly monitored through the corporate scorecards, see "—TELUS International Performance Bonus Program—Methodology—Step 2," and include short- and long-term performance measures to avoid the pursuit of a performance metric at the expense of the business more generally. Additionally, 70% of the TELUS International Performance Bonus plan payments are based on corporate performance

•

Overlapping performance periods—Within our long-term incentive ("LTI") program, the overlap in performance periods ensures that executives remain exposed to the risks of their decision-making and risk-taking through their unvested equity awards and the shares that they are required to own. See "—At-Risk Pay: Long-Term Incentives" for a summary of the treatment of 2020 LTI awards in light of this offering

•

Stringent share ownership requirements—In place for our executives with respect to Company shares granted under the Omnibus Long-Term Incentive Plan ("MIP") (CEO—3x base salary and NEOs—1.5x base salary) and for our non-employee directors under our Board Policy Manual (5x the annual cash retainer portion of each director's total annual compensation within five years of their initial election)

• Caps on payouts—Incentive awards are generally capped to avoid excessive payouts and are in line with market practices

WHAT WE DO NOT DO

•

Maintain or reduce performance target levels for incentive plans. Instead, steadily increasing performance levels must be achieved to realize payouts year after year

•

Guarantee a minimum level of vesting for our long-term incentives

• Over-emphasize any single performance metric • Guarantee annual base salary increases or bonus payments • Offer excessive perquisites

3.     We balance the short-term and long-term

        Our program features a well-balanced mix of fixed and variable pay elements, with the layering of payout timing, annual awards and overlapping vesting of equity incentives and various incentive vehicles.

        LTIs (including TI share options ("TI Options"), TI phantom options ("TI Phantom Options"), TI phantom restricted share units ("TI Phantom RSUs") and TELUS phantom restricted share units ("TELUS Phantom RSUs")) are granted on an annual basis to NEOs under our MIP, resulting in a continuous overlapping vesting schedule, rather than one-time cliff vesting that generally results in larger, sporadic settlements, with the exception of certain accelerated vesting that will occur upon the effectiveness of this offering. The awards of TI Phantom Options are 45% cash-settled and 55% equity-settled, and the TI Phantom RSUs and TELUS Phantom RSUs are 100% cash-settled. Additionally, TI Options were granted to the CEO on December 23, 2016, as described further in "—At-Risk Pay: Long-Term Incentives."

        In connection with this offering, our board of directors intends to adopt the 2021 Omnibus Long-Term Incentive Plan ("2021 LTIP"), under which it will grant equity awards to our NEOs at the IPO, and future annual grants following this offering. For information about the 2021 LTIP and new equity compensation programs that we will implement in connection with this offering, please see "—Preview of 2021 Executive Compensation" and "—2021 Omnibus Long-Term Incentive Plan."

4.     We reward contribution

        Our approach to executive compensation is both market-based and performance-based. Our compensation structure and philosophy generally track the compensation structure of TELUS. LTI grant levels have historically been performance-differentiated and are based on an executive's in-year performance and future potential.

        We consider this performance-based approach to granting LTIs to be a best practice, instead of granting LTIs based on market benchmarks only.

5.     We align compensation with corporate strategy

        To align executive compensation with our corporate strategy, we make a direct link between an executive's pay and his or her performance against the achievement of our corporate objectives.

        The CEO and the other NEO's annual performance bonuses are evaluated through a combination of corporate scorecards, which evaluate the performance of both the Company and TELUS and individual performance (plus business unit scorecard for NEOs). Performance bonus metrics are part of a multi-year business plan and are aligned with our longer-term goals.

6.     We align our pay practices across the organization

        Our pay practices are aligned across the organization. We also use the following methodologies in considering equitable compensation:

  •
  bonus calculations include a mix of Company and individual performance metrics for executives, as well as all team members;

  •
  we ensure overall annual increases to base salary for the executives are relatively aligned with increases to base salary for positions below the executive level;

  •
  materially or significantly increased responsibility in any team member's role and/or a subsequent promotion is accompanied by a change in pay, as appropriate; and

  •
  we use compensation data, along with other relevant factors, such as internal equity and strategic significance of the role, to develop a base salary range and a total compensation target for all positions across the organization.

Preview of 2021 Executive Compensation

        In preparing for this offering, the HRC has worked closely with its compensation consultant, Korn Ferry (the "Compensation Consultant") to design a compensation construct for our CEO and senior leadership team that was consistent with the compensation construct in place prior to our IPO, but that more closely ties with market practice and reflects a commitment to the long-term interests of our shareholders, provides flexibility to the changing needs and priorities of our business and stakeholders, prioritizes high levels of performance and is equitable.

        As noted below under "—At-Risk Pay: Long-Term Incentives," in 2016, the HRC approved our MIP and reserved approximately 5% (the "MIP Pool") of the total outstanding equity of the Company for issuance from time to time in the form of cash and equity-settled LTI awards. Approximately 2% of the MIP Pool was granted in 2016, and the remaining approximately 3% of the MIP Pool was reserved for grant over a five-year period (0.6% per year). As of the beginning of 2020, 2.4% of the MIP Pool had been granted to and allocated among the executive team. The final 0.6% of this five-year MIP was scheduled to be granted in the ordinary course in December 2020.

        Due to the anticipated timing of this offering and its proximity to the final MIP grant under our MIP, upon the recommendation of our Compensation Consultant, our HRC decided to postpone the final grant under the MIP in respect of 2020 performance until the completion of this offering. Although the IPO grants have not been approved as of the date of this filing, we anticipate the grant structure of the final grant under the MIP will be modified, taking into account the following considerations:

  •
  accounting, tax and regulatory concerns that could result from granting equity-based awards in the month prior to this offering, particularly with respect to the grant of options;

  •
  allowing for equity-settled awards, as opposed to cash-settled, to enhance alignment with shareholders and allow for more favorable accounting and tax treatment; and

  •
  aligning performance conditions to the current TI organization only (i.e., service, financial and operational performance)

        We are working with the HRC and the Compensation Consultant to design and implement a compensation program for our CEO and the other NEOs in connection with this offering. We will disclose information about the new compensation program once approved by the board of directors or its delegate.

Board Oversight and Compensation Governance

        Our executive compensation governance protects the peer relationships among the members of our board of directors and TELUS, our controlling shareholder. The board manual, which describes the terms of reference for various Company governance functions, sets forth our governance policies around executive compensation as follows:

        Our board of directors has the following responsibilities:

  •
  appoint and replace the CEO (subject to the shareholder agreement between us, TELUS and Baring), which responsibility the board of directors has delegated to the TELUS CEO;

  •
  satisfy itself about the integrity of our CEO and the executive team; and

  •
  oversee succession planning for the CEO and all other members of the executive team, which responsibility the board of directors has delegated to the HRC.

        The TELUS CEO has the following responsibilities:

  •
  approve our equity compensation plan design in consultation with our CCO and the HRC, and subject to the shareholder agreement between us, TELUS and Baring.

        The HRC has the following responsibilities:

  •
  review and approve the key terms and conditions of all agreements, including those dealing with retirement, termination of employment or other special circumstances, between the Company and any member of the executive team;

  •
  develop and approve the Company's compensation philosophy and guidelines for the executive team, including the CEO;

  •
  review the Company's compensation philosophy and guidelines;

  •
  upon the recommendation of the CEO, review and approve the design of the annual performance bonus plan;

  •
  consult with the chair of the HRC and recommend to the TELUS CEO the proposed establishment of, and any material changes to, the Company's equity compensation plan;

  •
  consider and recommend to the TELUS CEO the share ownership guidelines for the CEO and the executive team and review compliance with those guidelines;

  •
  review and recommend to the TELUS CEO the corporate scorecard, individual goals and objectives relevant to CEO compensation and the performance evaluation of the CEO;

  •
  review and recommend to the TELUS CEO the CEO's compensation (provided that any grant of securities under the MIP will be approved by the TELUS CEO acting alone but in consultation with the HRC); and

  •
  upon the recommendation of the CEO, review and approve the performance evaluations and the compensation of the executive team (provided that any grant of securities under the MIP will be approved by the chair of the HRC acting alone but in consultation with the HRC).

        Josh Blair, the chair of our board of directors and the chair of the HRC has been delegated the authority by our board of directors to approve the appointments, compensation and succession plans for members of the executive team, and the TELUS CEO has been delegated the authority to approve the compensation of our CEO. The CCO and the human resources team implement the processes required to administer the executive compensation program approved by the TELUS CEO, the HRC and the chair of the HRC.

        Immediately prior to this offering, we intend to implement a revised Board Policy Manual, under which the HRC will have the authority to develop the Company's philosophy and guidelines on executive compensation, oversee succession-planning and review and approve certain compensation and performance-rating decisions. The HRC will have substantially similar duties and responsibilities to those described above but will no longer make recommendations to the TELUS CEO.

Human Resources Committee Experience

        Members of the HRC have a range of complementary skills in areas such as human resources, corporate governance, risk assessment, public company leadership and board experience, which enable them to make effective decisions on our compensation practices. All of the HRC members have served in executive capacities or on compensation committees with other public issuers and, through those roles, have acquired direct experience relevant to their responsibilities for reviewing and considering executive compensation.

        In 2020, the members of the HRC were Josh Blair, Kenneth Cheong and Jimmy Mahtani. Further information about the HRC members can be found in "Management—Our Directors," and information about the anticipated composition and responsibilities of the HRC after the completion of this offering can be found in "Management—Human Resources Committee."

Compensation Consultant

        In preparation for this offering, the HRC engaged the Compensation Consultant as a compensation consultant and advisor to the board of directors and management. During 2020, the Compensation Consultant performed a variety of tasks for the HRC, including but not limited to: reviewing the competitiveness of our executive and director compensation program and annual incentive and LTI program design in connection with the IPO. We will disclose additional information about the post-offering compensation program once approved by the board of directors or its delegate.

Compensation Elements for the CEO and the Other NEOs in 2020

        The key components of total direct compensation for the CEO and the other NEOs are fixed-base salary, short-term performance bonuses (paid in cash to reward annual performance, and in addition for Mr. Puig, to reward sales) and LTIs (historically paid as a management incentive bonus consisting of TI Phantom Options that settle in cash and equity, and TI Phantom RSUs and TELUS Phantom RSUs (both of which settle in cash) to promote retention and reward performance over the long term). Due to the anticipated timing of this offering falling shortly after our ordinary annual grant cycle, our HRC has decided to delay the grant of annual LTI awards for 2020 until the completion of this offering and change the composition of the LTI awards. For information about the 2020 LTI awards and new equity compensation programs that we will implement in connection with this offering, please see "—Preview of 2021 Executive Compensation" and "—At-Risk Pay: Long-Term Incentives."

        Benefits and perquisites, including retirement benefits, are also considered as part of the Company's total compensation for the CEO and the other NEOs. See "—Benefits and Perquisites" for more details.

Total Compensation at a Glance

        This table describes the components of total compensation that our NEOs can expect to receive for fiscal year 2020. Our HRC has decided to delay the grant of annual LTI awards for 2020 until the completion of this offering, which is anticipated to be in 2021. For information about the 2020 LTI awards and new equity compensation programs that we will implement in connection with this offering, please see "—Preview of 2021 Executive Compensation" and "—At-Risk Pay: Long-Term Incentives."

Component	Description	Objective

Fixed-base salary	• Ranges are established for each position based on market practice, with the mid-point of the range being set at the median of the comparator group	Recognizes varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in the comparator group

Annual performance bonus

•

Target ranging from 50%—60% of base salary for NEOs and target of 100% base salary for the CEO

•

TELUS International Performance Bonus Program ("PBP") tied to the performance of the NEO and the Company's and TELUS' overall corporate performance, with corporate performance given 70% weighting

•

PBP metrics can lead to payouts ranging from zero (for substandard performance) to a maximum of 150% of target (for exceptional performance)

•

TELUS International Sales Incentive Plan (for the former Chief Commercial Officer) tied to the annual revenue billed on net new sales by the Company's sales team

Provides an annual performance bonus paid in cash based on corporate and individual performance of the applicable year (and sales for the former Chief Commercial Officer)

Equity compensation	• Links a significant portion of the at-risk compensation to Company shareholder return and helps to promote retention of executives	Helps to promote retention of executives

Benefits and perquisites	• A competitive executive benefits program • Vehicle allowance for the CEO and CCO and annual allowance for the CEO, and other perquisites

Retirement benefits

•

Benefits under TELUS' Amended and Restated Pension Plan for Management and Professional Employees of TELUS Corporation (the "DB Plan"), a registered defined benefit plan for our CEO and CCO, benefits under the Supplemental Retirement Arrangement for Designated Executives of TELUS Corporation ("SRA") consistent with market practice for Canadian executives for our CEO, benefits under TELUS' Supplementary Employee Retirement Plan for Vice Presidents and Certain Other Designated Employees ("SERP 2020") for our CCO and benefits under TELUS' Defined Contribution Pension Plan for Provincially Regulated Employees (the "Defined Contribution Plan") (a registered defined contribution plan) for our CFO. Our CEO and CCO also have retirement benefits in the TELUS Supplementary Savings Plan (the "Savings Plan") (a nonqualified after-tax account), but no longer contribute to the Savings Plan. These retirement programs are further described in "—TELUS Retirement Plan Benefits."

•

Competitive 401(k) plan with Company match for US executives

2020 Approach to Compensation

Base Salary Methodology

        During 2020, the HRC considered and recommended the CEO's annual base salary to the TELUS CEO, and the TELUS CEO approved it. The CEO considered and recommended the annual base salary for the executive team to the HRC. Josh Blair, the chair of our board of directors and the chair of the HRC, has been delegated the authority by our board of directors to approve any changes for members of the executive team (other than the CEO).

        We set our salary range midpoints at the 50th percentile of a comparator group. As part of its annual pay assessment for 2020, the HRC reviewed competitive pay data prepared by the Compensation Consultant. We then made adjustments to individual base salaries that we consider appropriate to recognize the executives' varying levels of responsibility, prior experience, breadth of knowledge, overall individual performance and internal equity, as well as the pay practices of companies in a comparator group.

        Pursuant to the revised Board Policy Manual that will be implemented prior to the completion of this offering, the HRC will review and approve the CEO's compensation, at least once annually, based on the HRC's assessment of the CEO's performance.

At-Risk Incentive Pay Components

        At-risk incentive pay consists of:

  •
  annual performance bonus (paid in cash); and

  •
  long-term incentives (historically in the form of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs).

        The following outlines our approach in determining and delivering these at-risk incentive pay components.

At-Risk Pay: Annual Performance Bonus

        The annual performance bonus for NEOs is determined pursuant to the PBP. Mr. Puig was also entitled to receive sales incentive payments pursuant to the TELUS International Sales Incentive Plan (the "SIP"). A summary of the terms of each program follows.

TELUS International Performance Bonus Program

Methodology

        The PBP is designed to reward the achievement of business objectives in the short-term by providing immediate income in cash. For 2020, this component of at-risk pay will be calculated based on individual (30%) and corporate (70%) performance to better reflect affordability and our continued focus on funding strategic investments. The corporate performance consists of a Company component (50%) and a TELUS component (20%), as detailed in the formula below. In 2021 we will review the corporate performance factors, and we anticipate the TELUS component will be removed.

        For 2020, each executive's annual target performance bonus under the PBP was set using the following formula. Each element in the formula is explained in the steps outlined below:

        To determine the annual performance bonus for each executive, we follow a four-step process:

        Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results;

        Step 2: Assess Company corporate performance as measured by the corporate scorecard results;

        Step 3: Assess an executive's individual performance; and

        Step 4: Calculate the annual performance bonus based on the above payout formula.

Step 1: Assess TELUS corporate performance as measured by the corporate scorecard results

        TELUS corporate performance is measured through the results of the TELUS scorecard, which is determined after the end of a performance year. These results are then shared with the Company for purposes of calculating the annual performance bonus.

Step 2: Assess Company corporate performance as measured by the corporate scorecard results

        The Company's corporate performance is measured through the results of our corporate scorecard, which is determined after the end of a performance year by rating the extent to which we have met or exceeded our targets for each metric set at the start of the year.

        As of the date of this prospectus, the 2020 scorecard and the results of the TELUS scorecard is unavailable because the 2020 annual bonus has not yet been certified by the HRC. We anticipate that the actual amounts of these payments will be determined in February 2021, and we will disclose this information when it becomes available. Our 2019 metrics measured achievements in three areas: our team, customers first and profitable growth and efficiency. See below table on the 2019 corporate scorecard and our 2019 results, for reference.

        In early 2021, we reclassified certain amounts within our consolidated statement of income and other comprehensive income in 2019, 2018 and 2017 to conform to our current presentation. These reclassifications did not affect previously reported revenues arising from contracts with customers, operating expenses, or net income for such periods and thus do not affect the amounts paid under the MIP for those periods. The reclassification did result, however, in a reduction in total revenue, as reported in our consolidated financial statements for such periods, as compared to "TI Revenue" used in the "TELUS International 2019 Annual Scorecard" (below), which was set prior to the reclassification.

        The objectives in the Company's corporate scorecard are set each year and collectively approved by the CEO, CFO, CCO and COO at the beginning of the year. Financial metrics in the objectives are largely based on targets that meet or exceed the annual budget approved by the board of directors.

        The key aspects of the target-setting process include:

  •
  selecting measurable and auditable performance metrics;

  •
  ensuring that, as a general principle, the threshold target for any metric (yielding a 0.5x multiplier) exceeds the actual result on that metric in the previous year. The target (yielding a 1.0x multiplier) for any budget-related metric is generally set at or above the corresponding number in the corporate budget approved by the board of directors;

  •
  stress-testing the current year's targets against the prior year's scorecard to determine year-over-year continuous improvement;

  •
  ensuring that the targets and stretch targets that are used to determine whether these objectives have been met or exceeded are clearly set out in the Company's corporate scorecard; and

  •
  ensuring that all performance metrics are tied to the Company's achievement of our corporate objectives.

        During the year, results and/or targets may be adjusted to normalize for one-time events or other unique circumstances. In accordance with the adjustment process, the CEO, CFO, CCO and COO collectively review and approve all adjustments proposed by management.

Step 3: Assess an executive's individual performance

        The individual performance of each NEO is initially assessed by the CEO. The individual performance of the CEO is assessed by the HRC, with input from the full board of directors. The chair of the HRC invites board of directors' members to provide their feedback regarding the CEO's performance.

Step 4: Calculate the annual performance bonus based on the above payout formula

        Based on an assessment and recommendation from the CEO, the HRC reviews each NEO's performance and determines an individual multiplier, and along with the related multiplier in the Company and TELUS corporate balanced scorecards, recommends the annual performance bonus under the PBP for each NEO using the formula in the section "—TELUS International Performance Bonus Program." The HRC, with input from the chair of the board of directors due to the peer relationships between our Company and TELUS, our controlling shareholder, assesses the personal performance of the CEO and his leadership. Based on this assessment, the HRC determines an individual multiplier and, along with the related multiplier in the Company and TELUS corporate-balanced scorecards, recommends to the TELUS CEO for approval of the annual performance bonus under the PBP for the CEO, based on the formula in the section "—TELUS International Performance Bonus Program."

        The relative weight that corporate (both the Company and TELUS), business unit and individual performance has in determining a team member's annual performance bonus under the PBP depends on the individual's organizational level and ability to influence the Company's overall performance. For each of our NEOs, TELUS corporate performance is weighted at 20%, Company corporate performance is weighted at 50% and individual performance is weighted at 30%. In addition to TELUS corporate, Company corporate and individual performance, the board of directors has the discretion to adjust bonus payouts for any extraordinary circumstances or other factors, as it deems appropriate.

TELUS International Sales Incentive Program

        The SIP is designed to reward the sales team for driving profitable growth by finding creative and flexible answers and addressing the needs of our customers. SIP participants may be eligible for a monthly cash payment based on net billed revenue and profit margin, and the former Chief Commercial Officer was eligible for an annual overlay cash payment under the SIP, based on revenue from net new sales.

        SIP payments for sales account executives are calculated on a monthly basis and are based on net billed revenue for that month that meets the minimum criteria for total contract value and profit margin (which criteria vary by jurisdiction), multiplied by the applicable commission rate. The annual overlay payment for the former Chief Commercial Officer was determined by multiplying annual revenue billed on net new sales attributed to the sales account executives reporting to the former Chief Commercial Officer by a 1% overlay rate. The overlay payment is calculated by the Compensation Review Committee ("CRC") and approved by the HRC. During the year, results and revenue eligibility criteria may be adjusted to account for unique circumstances with any adjustments reviewed by the CRC, in accordance with SIP policy.

At-Risk Pay: Long-Term Incentives

Methodology

        In 2016, the HRC approved the MIP and reserved approximately 5% of the total outstanding equity of the Company for issuance, referred to as the MIP Pool, from time to time in the form of cash and equity-settled LTI awards under the MIP:

  •
  approximately 1% of the MIP Pool was granted in 2016 to all NEOs (other than Mr. Koskovich and Ms. Kanu) and other non-NEOs;

  •
  approximately 1% of the MIP Pool was granted to the CEO as a one-time special TI Option award on December 23, 2016, of which 1/3 of these share options (or 119,976 share options) were granted with an exercise price equal to the fair market value of the Company's share price at the time of grant, or $21.90, and the remaining 2/3 of these share options (or 279,944) were granted with an elevated exercise price (approximately 2x the Company's share price on the date of grant, or $40.25); and

  •
  the remaining approximately 3% of the MIP Pool was reserved for the grant over a five-year period (0.6% per year), of which 2.4% has been granted to and allocated among the executive team. For each annual allocation of the MIP Pool for the NEO LTI awards (the "Annual Allocation"), each NEO's share of the Annual Allocation is determined based on a review of competitive market data, executive performance and future potential: 30% for Mr. Puritt, 12% for Mr. Koskovich, 12% for Ms. Tyfting and 8% for Mr. Ringman (each, a "NEO Annual Allocation"). As Ms. Kanu commenced employment in 2020, she does not have an Annual Allocation and her eligibility for a long-term incentive award is specified in her employment agreement and described below.

        From 2016 through 2019, the 0.6% of the MIP Pool that was granted each year was granted in the form of TI Options (for 2016) and otherwise was granted in TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. Each NEO Annual Allocation was comprised of the components below:

  •
  50% TI Phantom Options;

  •
  30% TI Phantom RSUs; and

  •
  20% TELUS Phantom RSUs.

        Each grant of TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs vested subject to continued service through the vesting date (generally 2.5 years following the grant for TI Phantom RSUs and TELUS Phantom RSUs and the third anniversary of the grant date for cash-settled TI Phantom Options), and a performance multiplier that is based 60% on the Company's EBITDA and 40% on the quality of service for the Company's customers.

        Pursuant to the MIP, the board of directors has delegated its authority to the chair of the HRC to determine, in consultation with Baring pursuant to the shareholders' agreement, the eligible participants under the MIP, approve all individual grants and applicable terms, including the value of the grants, performance criteria, the applicable performance period and any vesting conditions.

        Due to the anticipated timing of this offering and the original timing of the final MIP grant occurring shortly following the Lionbridge AI Acquisition and prior to the approval of the 2021 LTIP, our HRC has decided, upon the recommendation of our Compensation Consultant, to postpone the final grant under the MIP in respect of fiscal 2020 performance until the completion of this offering. It is anticipated that the 2020 LTI will be granted pursuant to the terms of the 2021 LTIP. We are working with the HRC and Compensation Consultant to design and implement an ongoing compensation program for our CEO and the other NEOs as a public company. We will disclose information about the post-offering compensation program once approved by the board of directors or its delegate.

Benchmarking

        When making compensation decisions, the HRC takes into consideration the value of total direct compensation ("TDC"), which consists of base salary, annual performance bonus and long-term equity incentive compensation provided to executives. The HRC generally looks to position the value of target TDC to be competitive with the 50th percentile of comparable companies, with exceptions made based on the HRC's analysis of key factors.

        In assessing the appropriateness of a company, the HRC considered the following criteria: annual revenues, profitability, market capitalization, and the comparator groups used by proxy advisory firms.

        For 2021, we will create a new comparison group of peer companies with which we compete for executive talent. We expect that we will evaluate this peer group of companies periodically to ensure that the companies included in the group continue to include our industry peers. We also anticipate in early 2021 that we will conduct a comprehensive review of our compensation program to ensure alignment of compensation with our peer group.

2020 Actual Compensation

        As of the date of this prospectus, the actual 2020 annual bonus and long-term incentive awards as a percentage of total direct compensation is unavailable because the 2020 annual bonus and long-term incentive awards have not yet been certified or granted by the HRC. We therefore cannot calculate the 2020 actual compensation mix for 2020 at this time. We anticipate that the actual amounts of these payments will be determined in February 2021, and we will disclose the award information when it becomes available.

Base Salary Compensation

        The annual base salaries that our NEOs were entitled to receive in respect of calendar year 2020, were as follows:

Name	2020 Base Salary(1) ($)
Jeff Puritt	700,000
Vanessa Kanu	395,000	(2)
Chuck Koskovich	380,000
Marilyn Tyfting	275,245	(3)
Michael Ringman	300,000
Rick Rodick	301,959	(4)
George Puig	260,000	(5)

(1)
Base salary amounts reflected in the Summary Compensation Table differ because due to the COVID-19 pandemic, annual merit increases for 2020 took effect on September 1, 2020. Annual merit increases typically take effect in April.
(2)
Base salary value converted from CAD $500,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(3)
Base salary value converted from CAD $348,412 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(4)
Mr. Rodick's employment as CFO terminated effective September 7, 2020.
(5)
Mr. Puig's employment as Senior Vice President & Chief Commercial Officer terminated effective May 21, 2020.

        For more details about the actual amount of base salary paid to our NEOs in 2020, see "—Summary Compensation Table."

2020 Annual Bonus Payouts

        Each NEO's annual performance bonus and LTI will be determined by applying the formulas outlined under the headings "—TELUS International Performance Bonus Program" and "—At-Risk Pay: Long-Term Incentives." Specifically, we anticipate that the HRC will assess the Company's and TELUS' corporate performance against the corresponding targets, as measured by the corporate scorecards for each of the Company and TELUS, and effective personal performance and leadership. We also anticipate that each NEO's long-term incentive award will be based on the value that each NEO would have received under the MIP grant, but will instead be granted under the 2021 LTIP upon the completion of this offering.

        As of the date of this prospectus, the actual 2020 annual performance bonus and 2020 LTI awards are unavailable because the 2020 annual bonus and long-term incentive awards have not yet been approved by the HRC. We anticipate that the actual amounts of these payments will be determined in February 2021, and we will disclose this information when it becomes available.

Benefits and Perquisites

        We provide our NEOs with a competitive benefits program that includes health and dental coverage, life, accident and critical illness insurance coverage, short-term and long-term disability coverage and health spending accounts for all our employees. We also offer Canadian executives the opportunity to purchase TELUS shares through regular payroll deductions, with a match of 35% for Canadian executives to a maximum of 6% of base salary under the TELUS employee share purchase plan.

        The use of perquisites is limited for our NEOs. Some of the perquisites we provide to our NEOs include an (1) executive health plan for Canadian executives; (2) a flexible perquisite annual allowance intended to cover financial and retirement counseling and other items, for our CEO; (3) a vehicle allowance for our CEO and CCO; (4) a parking allowance for our CCO and (5) telecom benefits for the home (for work and personal use) of our Canadian executives, including our CFO and CCO. For information regarding the value of perquisites paid to our NEOs in 2020, see "—Summary Compensation Table."

        Our CEO is entitled to benefits under the DB Plan and SRA pension plans consistent with market practice for TELUS Canadian executives, our CFO is entitled to participate in the Defined Contribution Plan (a registered defined contribution plan) and our CCO is entitled to participate in the DB Plan and SERP 2020. Our NEOs in the United States are eligible to participate in the Company's 401(k) plan and are entitled to receive an employer matching contribution. For information regarding the value of retirement benefits paid to our NEOs in 2020, see "—Summary Compensation Table," "—Pension Benefits" and "—TELUS Nonqualified After-Tax Account."

Employment Agreements

        We have entered into employment agreements with our CEO and CFO, respectively and offer letters with our other NEOs. Details on NEO severance arrangements can be found below under "—Summary of NEO Employment and Separation Agreements."

Clawback Policy for Mr. Puritt

        Mr. Puritt's employment agreement provides that the TELUS clawback policy will apply to his compensation. The TELUS clawback policy allows TELUS to recover or cancel certain incentives to executive officers in circumstances where (1) there has been a material misrepresentation or material error resulting in the restatement of TELUS' financial statements; (2) an executive would have received less incentive compensation based on the restated financials; and (3) the executive's misconduct (such as an act of fraud, dishonesty or willful negligence or material non-compliance with legal requirements) contributed to the obligation to restate the TELUS financial statements.

        In the circumstances described above, the board of directors of TELUS may cancel, or require the executive to repay to TELUS, all or part of the following compensation paid or awarded to the executive in respect of the financial year for which restated financial statements are required:

  •
  the annual performance bonus;

  •
  unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs;

  •
  vested but unexercised options; and

  •
  any monetary payments and shares received from the exercise or settlement of LTI awards.

        The board of directors of TELUS may seek recoupment if the restatement of the financial statement(s) occurs within 36 months of the original date the audited financial statements were filed with the requisite securities commissions or similar regulatory authorities in each of the provinces and territories of Canada.

Conclusion

        The HRC believes that the overall executive compensation program is effective in attracting and retaining executives, as well as in providing direction and motivation for the executives to make a significant contribution to the Company's success, thereby enhancing the value of the Company for its shareholders. We also believe that the design of our executive compensation program does not encourage inappropriate risk-taking.

Summary Compensation Table

        The following table summarizes the compensation earned by our NEOs for the years ending December 31, 2020 and December 31, 2019.

Name and Principal Position	Year	Salary ($)(1)		Bonus ($)		Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total Compensation ($)
Jeff Puritt	2020	611,809		—		—	—	—	2,004,072	(3)	103,909	(4)	2,719,790
President and Chief Executive Officer	2019	565,965		—		1,443,461	157,434	636,145	2,942,170		97,835		5,843,010
Vanessa Kanu	2020	121,135	(5)	395,000	(6)	—	—	—	—		8,951	(7)	525,086
Chief Financial Officer	2019	—		—		—	—	—	—		—		—
Charles (Chuck)
Koskovich	2020	344,992		—		—	—	—	—		48,189	(8)	393,181
Senior Vice	2019	349,835		—		577,385	62,972	189,785	—		37,472		1,217,449
President & Chief Operating Officer
Marilyn Tyfting	2020	268,920	(9)	—		—	—	—	134,458	(10)	46,746	(11)	450,124
Senior Vice	2019	266,014		—		577,385	62,972	148,303	—		70,325		1,124,999
President & Chief Corporate Officer
Michael Ringman	2020	272,158		50,000	(12)	—	—	—	—		28,826	(8)	350,984
Chief Information Officer	2019	261,753		—		384,923	41,981	142,001	—		33,374		864,032
Richard (Rick) Rodick	2020	216,481		—		—	—	—	—		811,447	(13)	1,027,928
Former Chief Financial Officer(14)	2019	299,591		—		577,385	62,972	160,281	—		33,492		1,133,721
George Puig(15)	2020	110,000		—		—	—	—	—		373,228	(13)	483,228
Former Senior Vice President & Chief Commercial Officer	2019	260,000		—		336,808	36,736	252,244	—		26,100		911,888

(1)
Actual base salary paid in 2020 differs from our NEO's base salary because annual merit increases for 2020 took effect in September 2020.
(2)
As of the date of this prospectus, the actual 2020 annual performance bonus and MIP awards are unavailable because the 2020 annual bonus and long-term incentive awards have not yet been approved by the HRC. We anticipate that the actual amounts of these payments will be determined in February 2021. See "—At-Risk Pay: Annual Performance Bonus" for a discussion of the annual performance bonus program. The values set forth in the Stock Awards column for 2019 represent the aggregate grant date fair value of TI Phantom RSUs and TELUS Phantom RSUs granted to the NEOs on December 27, 2019, computed in accordance with applicable accounting guidance under IFRS. The values set forth in the Option Awards column for 2019 represent the aggregate grant date fair value of TI Phantom Options granted to the NEOs on December 27, 2019, with an exercise price of $38.09, computed in accordance with applicable accounting guidance under IFRS.
(3)
For 2020, this value is converted from CAD $2,536,800 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79 and reflects the actuarial increase in the present value of Mr. Puritt's benefits under the DB Plan (CAD $96,800) and the SRA (CAD $2,440,000). See "—TELUS Retirement Plan Benefits" for more information on the pension plan benefits and how such amounts are calculated.
(4)
All Other Compensation for fiscal 2020 consisted of $17,400 car allowance, $25,000 other annual allowance, $857 gift card and CAD $76,775 in dividends on TELUS Phantom RSUs, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Puritt each time dividends were issued and converted from CAD to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(5)
This value is converted from CAD $153,336 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(6)
In connection with her employment agreement, Ms. Kanu received a signing bonus of CAD $500,000 converted to USD using the MorningStar exchange rate on December 31, 2020, of $0.79
(7)
All Other Compensation for fiscal 2020 consisted of CAD $329 for telecom benefits for the home, TELUS contributions of CAD $7,782 to the Defined Contribution Plan, and CAD $3,220 to TELUS' employee share purchase plan, each converted from CAD to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(8)
All Other Compensation for fiscal 2020 consisted of $13,375 for the employer matching contributions to the Company's 401(k) plan for Mr. Koskovich and $12,674 for Mr. Ringman, and TELUS Phantom RSU dividends of CAD $44,068 for Mr. Koskovich and CAD $20,445 for Mr. Ringman, in each case, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Ringman and Mr. Koskovich, respectively, each time dividends were issued and converted from CAD to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.

(9)
For 2020, this value is converted from CAD $340,405 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(10)
This value is converted from CAD $170,200 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79 and reflects the actuarial increase in the present value of Ms. Tyfting's benefits under the DB Plan (CAD $64,800) and the SERP 2020 (CAD $105,400). See "—TELUS Retirement Plan Benefits" for more information on the pension plan benefits and how such amounts are calculated.
(11)
All Other Compensation for fiscal 2020 consisted of CAD $14,400 car allowance, CAD $2,696 parking benefit, CAD $2,561 for telecom benefits for the home, and CAD $8,953 to TELUS' employee share purchase plan, and TELUS Phantom RSU dividends of CAD $30,562, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Ms. Tyfting each time dividends were issued and converted from CAD to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(12)
Mr. Ringman received a $50,000 temporary assignment bonus in 2020 for serving as CIO of the Company and interim CIO of TELUS until a successful candidate was hired at TELUS.
(13)
All Other Compensation for fiscal 2020 consisted of severance payments of $756,177 for Mr. Rodick and $343,359 for Mr. Puig, paid time off accruals of $22,770 for Mr. Rodick and $10,688 for Mr. Puig, employer matching contributions to the Company's 401(k) plan of $13,523 for Mr. Rodick and $8,331 for Mr. Puig, and TELUS Phantom RSU dividends of CAD $24,022 for Mr. Rodick and CAD $13,734 for Mr. Puig, in each case, calculated by multiplying the value of TELUS dividends issued in 2020 by the number of TELUS Phantom RSUs held by Mr. Rodick and Mr. Puig, respectively, each time dividends were issued, and converted from CAD to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(14)
Mr. Rodick's employment as CFO terminated effective September 7, 2020.
(15)
Mr. Puig's employment as Senior Vice President & Chief Commercial Officer terminated effective May 21, 2020.

Grants of Plan-Based Awards

        The table below presents information regarding awards granted by the Company during the year ending December 31, 2020. The Company did not make any equity grants under the MIP, including TI Phantom Options, TI Phantom RSUs, TELUS Phantom RSUs and TI Options, to our NEOs in the year ending December 31, 2020. As of the date of this prospectus, the actual 2020 annual performance bonus and MIP awards are unavailable because the 2020 annual bonus and long-term incentive awards have not yet been approved by the HRC. We anticipate that the actual amounts of these payments will be determined in February 2021.

		Estimated future payouts under non-equity incentive plan awards
Name	Grant Date	Threshold ($)	Target ($)		Maximum ($)
Jeff Puritt	Annual Incentive(1)	—	700,000		1,050,000
Vanessa Kanu	Annual Incentive(1)	—	237,000	(2)	355,500	(2)
Chuck Koskovich	Annual Incentive(1)	—	228,000		342,000
Marilyn Tyfting	Annual Incentive(1)	—	137,623	(2)	206,434	(2)
Michael Ringman	Annual Incentive(1)	—	150,000		225,000
Rick Rodick	Annual Incentive(3)	—	150,980		226,469
George Puig	SIP(4)	—	65,000		—

(1)
The amounts shown indicate the dollar value of the potential payment upon attainment of the annual performance bonus performance criteria at threshold (0%), target (100% of base salary for CEO; 60% of base salary for Ms. Kanu and Mr. Koskovich; and 50% of base salary for Ms. Tyfting and Mr. Ringman) and maximum (150% of target) under the PBP. Actual payments based on the Company's performance are shown in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.
(2)
Annual incentive amounts converted from CAD to USD using the MorningStar exchange rate on December 31, 2020, of $0.79 as follows: target of CAD $300,000 and a maximum of CAD $450,000 for Ms. Kanu, and target of CAD $174,206 and a maximum of CAD $261,309 for Ms. Tyfting.
(3)
This row reports the amounts that Mr. Rodick would have been eligible to receive upon attainment of the annual performance bonus criteria at threshold (0%), target (50% of base salary) and maximum (150% of target) had he been employed through December 31, 2020. Mr. Rodick's employment as CFO terminated effective September 7, 2020. Upon execution of his separation agreement, Mr. Rodick was no longer eligible to receive the annual performance bonus. See "—Summary of NEO Employment and Separation Agreements" for more information about Mr. Rodick's separation agreement.
(4)
This row reports the target commission that Mr. Puig would have been eligible to receive under the SIP pursuant to his offer letter had he been employed through December 31, 2020, based on the metrics and performance criteria described in "—TELUS International Sales Incentive Program." Mr. Puig's employment as Senior Vice President & Chief Commercial Officer terminated effective May 21, 2020. Upon execution of his separation agreement, Mr. Puig was no longer eligible to receive payments under the SIP. See "—Summary of NEO Employment and Separation Agreements" for more information about Mr. Puig's separation agreement.

Outstanding Equity Awards at Fiscal Year-End

        The table below summarizes all option-based and share-based awards granted by the Company that are outstanding as of December 31, 2020, which includes TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs.

			Option Awards(1)				Share Awards(2)
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable		Option exercise price ($)	Option expiration date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)(3)
Jeff Puritt	14,997	(4)	14,997	(4)	21.36	06/30/2026
			65,987	(5)	21.90	12/23/2026
			119,976	(6)	21.90	12/23/2026
			279,944	(6)	40.25	12/23/2026
	9,000	(6)	27,000	(7)	27.70	12/29/2027
			37,936	(8)	27.81	12/27/2028
			37,936	(9)	38.09	12/27/2029
							54,719	(10)	4,879,293
							58,129	(11)	1,157,930
Chuck Koskovich	9,600	(7)	28,800	(7)	27.70	12/29/2027
			15,175	(8)	27.81	12/27/2028
			15,174	(9)	38.09	12/27/2029
							18,210	(12)	1,623,786
							23,163	(13)	461,407
Marilyn Tyfting	5,999	(4)	5,999	(4)	21.90	06/30/2026
			26,395	(14)	21.90	12/23/2026
	3,600		10,800	(7)	27.70	12/29/2027
			15,175	(8)	27.81	12/27/2028
			15,174	(9)	38.09	12/27/2029
							18,210	(12)	1,623,786
							23,078	(15)	459,714
Michael Ringman	3,999	(4)	3,999	(4)	21.90	06/30/2026
			17,596	(14)	21.90	12/23/2026
	2,400	(6)	7,200	(7)	27.77	12/29/2027
			10,116	(8)	27.81	12/27/2028
			10,116	(9)	38.09	12/27/2029
							12,140	(16)	1,082,524
							15,468	(17)	308,123

(1)
All TI Phantom Options have a term of ten years. Cash-settled TI Phantom Options generally cliff-vest in approximately three years and share-settled TI Phantom Options are scheduled to vest upon the effective date of this offering.
(2)
Does not include unvested dividends or dividend equivalents for the TELUS Phantom RSUs.
(3)
The value is based on an assumed Company share price of $89.17 and on a closing TELUS share price of CAD $25.21 on December 31, 2020 converted to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(4)
Represents cash-settled TI Phantom Options.
(5)
Represents TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options vested on December 23, 2020 and will be exercisable upon the effective date of this offering.
(6)
Represents special TI Option award granted on December 23, 2016 to Mr. Puritt. These TI Options vested on December 23, 2020 and will be exercisable upon the effective date of this offering.
(7)
Represents a grant of TI Phantom Options that vested on December 23, 2020, 50% of which is cash-settled, and 50% of which is share-settled. Of the cash-settled portion, 50% became exercisable on December 23, 2020, and the remaining 50% will become exercisable on December 23, 2021. The share-settled portion will be exercisable upon the effective date of this offering.
(8)
Represents a grant of TI Phantom Options that will vest on December 27, 2021, 50% of which is cash-settled, and 50% of which is share-settled. Of the cash-settled portion, 50% will become exercisable on June 27, 2021, and the remaining 50% will become exercisable on June 27, 2022. The share-settled portion will be exercisable upon vesting.

(9)
Represents a grant of TI Phantom Options that will vest on June 27, 2022, 50% of which is cash-settled, and 50% of which is share-settled. Of the cash-settled portion, 50% will become exercisable on June 27, 2022, and the remaining 50% will become exercisable on June 27, 2023. The share-settled portion will be exercisable upon vesting.
(10)
Includes 31,957 TI Phantom RSUs that will vest on June 27, 2021 and 22,762 TI Phantom RSUs that will vest on June 27, 2022.
(11)
Includes 25,629 TELUS Phantom RSUs that will vest on June 27, 2021, 31,536 TELUS Phantom RSUs that will vest on June 27, 2022 and 964 TELUS Phantom RSUs that will vest on June 27, 2022. The 964 TELUS Phantom RSUs were granted as a portion of Mr. Puritt's 2018 annual performance bonus.
(12)
Includes 9,105 TI Phantom RSUs that will vest on June 27, 2021 and 9,105 TI Phantom RSUs that will vest on June 27, 2022.
(13)
Includes 10,251 TELUS Phantom RSUs that will vest on June 27, 2021, 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 297 TELUS Phantom RSUs that will vest on June 27, 2022. The 297 TELUS Phantom RSUs were granted as a portion of Mr. Koskovich's 2018 annual performance bonus.
(14)
Represents share-settled TI Phantom Options that vested on June 23, 2016 and will become exercisable upon the effective date of this offering.
(15)
Includes 10,251 TELUS Phantom RSUs that will vest on June 27, 2021, 12,615 TELUS Phantom RSUs that will vest on June 27, 2022 and 212 TELUS Phantom RSUs that will vest on June 27, 2022. The 212 TELUS Phantom RSUs were granted as a portion of Ms. Tyfting's 2018 annual performance bonus.
(16)
Includes 6,070 TI Phantom RSUs that will vest on June 27, 2021 and 6,070 TI Phantom RSUs that will vest on June 27, 2022.
(17)
Includes 6,835 TELUS Phantom RSUs that will vest on June 27, 2021, 8,409 TELUS Phantom RSUs that will vest on June 27, 2022 and 224 TELUS Phantom RSUs that will vest on June 27, 2022. The 224 TELUS Phantom RSUs were granted as a portion of Mr. Ringman's 2018 annual performance bonus.

Option Exercises and Stock Vested

        The following table summarizes the value of all share-based awards exercised, vested or earned for each NEO during the 2020 fiscal year.

	Option Awards		Stock Awards
Name	Number of shares acquired or exercised ($)	Value realized on exercise ($)	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Jeff Puritt	—	—	47,064	1,584,901
Vanessa Kanu	—	—	—	—
Chuck Koskovich	—	—	50,200	1,690,545
Marilyn Tyfting	—	—	18,825	645,939	(3)
Michael Ringman	—	—	12,549	422,613
Rick Rodick	83,141	2,154,343	44,244	1,501,302
George Puig	40,104	915,670	36,097	1,203,039

(1)
The values in this column represent vested TI Phantom RSUs and TELUS Phantom RSUs, including reinvested dividends or dividend equivalents for the TELUS Phantom RSUs.
(2)
The value realized on vesting for the TELUS RSU component is converted from CAD to USD upon payment.
(3)
Represents the TI share value realized on vesting of USD $456,624, plus the TELUS share value realized on vesting, converted from CAD $239,639 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.

TELUS Retirement Plan Benefits

Defined Benefit Pension and Supplemental Retirement Arrangement—Jeff Puritt

        Mr. Puritt participates in the TELUS executive retirement program. The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SRA, which is a supplemental pension benefit plan that provides benefits to retired executives in addition to the pension income provided under the DB Plan. The SRA supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant's highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70% of the average pensionable remuneration.

        Pensionable remuneration for Mr. Puritt under the SRA is equal to his base salary plus the actual annual performance bonus paid to him in cash, up to 100% of his base salary. As is common with non-registered plans of this nature, the SRA is unfunded. The pension benefits under the registered DB Plan and the SRA are payable for a participant's lifetime, with a 60% benefit payable to the surviving spouse.

        The normal retirement age is 65. Early retirement is permitted as early as age 55 if the participant has at least ten years of credited service. Retirement benefits are not reduced if the participant retires on or after age 60 with at least 15 years of service, or on or after age 55 with a combination of age and years of service equal to at least 80 (in each case, excluding any extra years of credited service granted). Otherwise, the annual benefit is reduced by 0.5% per month from the earlier of age 60 and the age at which the participant would have qualified for the full benefit amount, and further reduced by the lesser of 0.25% for each month that the participant's service (excluding any extra years of credited service granted) is less than 15 years and 0.25% for each month that the participant's age is less than 65. The SRA permits TELUS to grant additional years of credited service.

        Effective January 1, 2016, Mr. Puritt ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SRA. Pursuant to his employment agreement with the Company, Mr. Puritt's prior years of service with TELUS, from July 26, 2001 to December 31, 2015, will be recognized under the SRA in three equal installments on each of January 1, 2018, January 1, 2020 and January 1, 2022.

Defined Benefit Pension and Supplemental Employee Retirement Plan—Marilyn Tyfting

        As of January 1, 2020, Ms. Tyfting participates in the TELUS retirement program for the vice presidents ("VPs") and senior vice presidents ("SVPs"). The retirement program consists of the DB Plan, which is a contributory Canadian-registered defined benefit pension plan, and the SERP 2020, which is a supplemental pension benefit plan that provides benefits to retired VPs and SVPs in addition to the pension income provided under the DB Plan. The SERP 2020 supplements the pension benefits of the DB Plan by providing a total benefit at retirement determined as 2% of a participant's highest consecutive three-year average pensionable remuneration multiplied by the total number of years of credited service, up to a maximum of 35 years. This results in a maximum cap on the total benefits of 70% of the average pensionable remuneration.

        Pensionable remuneration for Ms. Tyfting under the SERP 2020 is equal to her base salary plus the actual annual performance bonus paid to her in cash. As is common with non-registered plans of this nature, the SERP 2020 is unfunded. The pension benefits under the registered DB Plan and the SERP 2020 are payable for a participant's lifetime, with a 60% benefit payable to the surviving spouse.

        The normal retirement age is 65. Early retirement is permitted as early as age 45 if the participant has at least 25 years of continuous service. Retirement benefits are not reduced if the participant retires on or after age 55 with at least 25 years of credited service, or on or after age 60 with at least 20 years of credited service. Otherwise, the annual benefit is reduced so that the early retirement benefits are actuarially equivalent to the unreduced pension at the earliest unreduced retirement age.

        Effective January 1, 2020, Ms. Tyfting ceased participation in the Defined Contribution Plan and Savings Plan and commenced participation in the DB Plan and the SERP 2020.

Pension Benefits

        The following table sets out information regarding Mr. Puritt's DB Plan and SRA retirement benefits and Ms. Tyfting's DB Plan and SERP 2020 retirement benefits as of December 31, 2020.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)		Payments During Last Fiscal Year ($)
Jeff Puritt	DB Plan	5	247,823	(2)	—
	SRA	14.667	6,417,249	(3)	—
Marilyn Tyfting	DB Plan	1	51,192	(4)	—
	SERP 2020	1	83,266	(5)	—

(1)
The present value of the accumulated benefit is calculated using a valuation method and assumptions consistent with the most recent financial statements and is based on a projection of both pensionable earnings and credited service. Key economic assumptions include a discount rate of 2.5% per annum. Mortality rates are assumed to follow the Canadian Pensioners' Monthly CPM-2014 Private Sector Mortality Table with generational projection using the CPM-B improvement scale. Certain other assumptions have been made with respect to retirements and withdrawals.
(2)
This value is converted from CAD $313,700 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(3)
This value is converted from CAD $8,123,100 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(4)
This value is converted from CAD $64,800 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(5)
This value is converted from CAD $105,400 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.

TELUS Nonqualified After-Tax Account

        Mr. Puritt and Ms. Tyfting have retirement benefits in the Savings Plan. The Savings Plan is a "top-up" program that works in conjunction with the Defined Contribution Plan. The Savings Plan allows participants to contribute toward their retirement in excess of what the CRA permits participants to contribute annually under the Defined Contribution Plan.

        Participants can elect to contribute between 3% and 10% of their income, and based on their election, TELUS will make a matching contribution that ranges between 3% and 5.8%. Contributions up to the CRA maximum annual contribution limit are deposited in the participant's Defined Contribution Plan. Once the CRA maximum annual contribution limit is reached, participants may continue to make contributions and receive the employer contributions in the Savings Plan. Unlike participant contributions in the Defined Contribution Plan, which are made on a pre-tax basis, participant and employer contributions in the Savings Plan are made on an after-tax basis. A participant is always fully vested in the participant's own contributions; a participant vests in the Company contributions after the participant's termination of employment. A participant pays taxes on any investment gains and losses in the Savings Plan annually.

        Prior to 2016, Mr. Puritt participated in the Savings Plan, but effective January 1, 2016, Mr. Puritt ceased participation in the Savings Plan and commenced participation in the registered defined benefit plan and the SRA. Ms. Tyfting ceased participation in the Savings Plan effective January 1, 2020.

        The following table(1) provides information regarding Mr. Puritt's and Ms. Tyfting's benefits under the Savings Plan as of December 31, 2020, disclosed pursuant to Item 402(i) of Regulation S-K of the Securities Act.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Jeff Puritt	0	0	35,068	0	344,865
Marilyn Tyfting	0	0	15,881	0	152,775

(1)
The values in the table are converted from CAD to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(2)
Represents TELUS contributions under the Savings Plan.
(3)
Represents aggregate earnings based on investment performance.

Summary of NEO Employment and Separation Agreements

        We have entered into employment agreements with Mr. Puritt and Ms. Kanu, respectively and offers of employment with each of our other NEOs. Each employment agreement has an indefinite term. The material terms of each of our NEO employment agreements follow:

Jeff Puritt

        On May 1, 2018, we entered into an employment agreement with Mr. Puritt setting forth the terms and conditions of his employment as our President and Chief Executive Officer, which was amended on June 18, 2019. Mr. Puritt's employment agreement provides for (1) a base salary (currently $700,000); (2) an annual incentive bonus target of 100% of his annual base salary in 2018, and thereafter, an annual incentive bonus target as determined by the chair of the board of directors, in consultation with shareholders; (3) participation in our MIP; (4) opportunity to earn an additional annual allowance of $25,000; (5) certain perquisites, including reimbursement of moving and legal expenses up to $250,000, and annual membership fees for professional associations, other business-related expenses and a vehicle allowance; (6) participation in other benefit plans of the Company; and (7) continued participation in the DB Plan and SRA.

        In the event that Mr. Puritt's employment is terminated by the Company without just cause, he will be entitled to a lump-sum severance payment equal to 18 months of his then-current base salary, as well as continued benefits, COBRA premium coverage and continued participation in the TELUS pension plans for such period of time. If at any time during the 18 months following the termination date, Mr. Puritt's age plus years of service equals at least 80, then all of Mr. Puritt's equity in the MIP will continue to vest and be paid out according to the original schedule set forth in the employment agreement and subject to the criteria established in the MIP. The agreement provides that if Mr. Puritt's employment is terminated without just cause on or after June 1, 2020, then his age plus years of service will be equal to 80 and his pension will be deemed fully vested. Mr. Puritt is also entitled to certain severance benefits upon termination due to disability. Mr. Puritt's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Vanessa Kanu

        We entered into an employment agreement with Ms. Kanu setting forth the terms and conditions of her employment as our Chief Financial Officer, effective September 7, 2020. Ms. Kanu's employment agreement provides for (1) a base salary (currently CAD $500,000); (2) an annual incentive bonus target of 60% of her annual base salary, and for 2020 only, the annual incentive compensation award will be no less than CAD $210,000 (70% of the target award); (3) participation in our MIP and Long-Term Incentive Plan; (4) a signing bonus of CAD $500,000 (subject to repayment by Ms. Kanu if she resigns prior to September 7, 2021, breaches her employment agreement or the restrictive covenants to which she is bound or engages in conduct constituting just cause); (5) certain perquisites, including reimbursement of annual membership fees for professional associations and other business-related expenses; and (6) participation in other benefit plans of the Company, including the Defined Contribution Plan. Under her employment agreement, Ms. Kanu is also entitled to receive a grant of long-term incentive compensation with a grant value of $1,200,000 and a grant of phantom restricted stock units with a grant value of $750,000.

        In the event that Ms. Kanu's employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 12 months of her then-current base salary, as well as continued health benefits and continued employer contributions to the Defined Contribution Plan for 12 months. Ms. Kanu is also entitled to exercise any rights with respect to equity awards arising as a result of her termination of employment pursuant to the express terms of the applicable equity plan. Ms. Kanu's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as perpetual confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Chuck Koskovich

        On November 14, 2016, we entered into an offer of employment with Mr. Koskovich setting forth the terms and conditions of his employment as our Senior Vice President and Chief Operating Officer. Mr. Koskovich's offer letter provides for (1) a base salary (currently $380,000); (2) an annual incentive bonus target (currently 60%) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) a signing bonus of $100,000.

        In the event that Mr. Koskovich's employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum severance payment equal to six months of his then-current base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Koskovich, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company's contributions to his health benefits for such period of time. The base salary calculation includes Mr. Koskovich's base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution and non-revocation of a general release.

Marilyn Tyfting

        On August 18, 2015, we entered into an offer of employment with Ms. Tyfting setting forth the terms and conditions of her employment as our Senior Vice President and Chief Corporate Officer. Ms. Tyfting's offer letter provides for (1) a base salary (currently CAD $348,412); (2) an annual incentive bonus target of 50% of her annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; (5) an initial grant of CAD $250,000 under the MIP; (6) eligibility to participate in a TELUS management performance share unit plan; and (7) certain perquisites, including a company leased vehicle with a capital cost allowance of CAD $40,000 or a vehicle allowance (currently CAD $1,250) per month, paid parking, executive home office equipment, a telecommunications products and services discount and participation in the health assessment program.

        In the event that Ms. Tyfting's employment is terminated by the Company without just cause, she will be entitled to a lump-sum severance payment equal to 18 months of her then-current base salary, as well as continued health benefits for such period of time. Ms. Tyfting is also entitled to exercise any rights arising as a result of her termination of employment pursuant to the express terms of the MIP and the TELUS management performance share unit plan and any applicable award agreement thereunder. Ms. Tyfting's employment agreement includes certain non-competition and non-solicitation restrictive covenants during employment and one-year post-termination of employment, as well as confidentiality covenants. All severance benefits are subject to the execution and non-revocation of a general release.

Michael Ringman

        On May 17, 2012, we entered into an offer of employment with Mr. Ringman setting forth the terms and conditions of his employment as our Vice President Information Technology. Mr. Ringman's offer letter provides for (1) an initial base salary (currently $271,388); (2) an annual incentive bonus target (currently 50%) of his annual base salary; (3) participation in our MIP; (4) participation in other benefit plans of the Company; and (5) an initial grant of $40,000 under the MIP upon the completion of six months of employment.

        In the event that Mr. Ringman's employment is terminated by the Company without just cause (and not in response to a notice of resignation), he will be entitled to a gross lump-sum payment equal to six months of base salary, plus one additional month of base salary for each complete calendar year of service performed by Mr. Ringman, up to a maximum termination payment equal to a period of 18 months, as well as a lump-sum payment equal to the Company's contributions to his health benefits for such period of time. The base salary calculation includes Mr. Ringman's base salary at the time of termination and his monthly average performance bonus earnings based upon the previous four performance bonus cash payments as of the date of termination. All severance benefits are subject to the execution of a general release.

Rick Rodick

        On August 24, 2016, we entered into an offer of employment with Mr. Rodick setting forth the terms and conditions of his employment as our Chief Financial Officer. Mr. Rodick's offer letter provided for (1) a base salary; (2) an annual incentive bonus target of 50% of his annual base salary; (3) participation in our MIP; and (4) participation in other benefit plans of the Company. This agreement did not provide for any contractual severance entitlements. Mr. Rodick's employment terminated as CFO effective September 7, 2020, and he received severance payments in exchange for a separation agreement and general release.

        On September 7, 2020, Mr. Rodick entered into a separation agreement documenting his receipt of severance. Pursuant to his separation agreement, Mr. Rodick received a lump-sum cash payment equal to $756,177 and payment of all outstanding unvested or unpaid equity grants and benefits under the Company's MIP, which consisted of (1) $1,188,232 for vested, unpaid TI Phantom Options; (2) $966,110 for unvested TI Phantom Options that accelerated on termination; (3) $190,404 for prorated and $63,016 for non-prorated TELUS Phantom RSUs; and (4) $481,199 for prorated and $132,436 for non-prorated TI Phantom RSUs. In exchange for these benefits, Mr. Rodick agreed to a release of claims, as well as various restrictive covenants, including non-solicitation of employees and non-solicitation and noninterference with business partners for one-year post-termination and perpetual confidentiality covenants. Please refer to "—Potential Payments Upon Termination or Change-in-Control" for more details.

George Puig

        On May 23, 2017, we entered into an offer of employment for Mr. Puig setting forth the terms and conditions of his employment as our Senior Vice President, Global Sales and Customer Management

(thereafter changed to Senior Vice President & Chief Commercial Officer), which was amended on August 2, 2017. Mr. Puig's offer letter provided for (1) a base salary; (2) an annual incentive bonus target of 50% of his base salary, 25% of which was with respect to the PBP and the remainder concerning the SIP; (3) participation in our MIP; and (4) participation in other benefit plans of the Company. Mr. Puig's employment terminated as Senior Vice President & Chief Commercial Officer effective May 21, 2020.

        On May 14, 2020, Mr. Puig entered into a separation agreement documenting his receipt of severance in accordance with his offer letter, effective June 11, 2020. On October 16, 2020, we amended the terms of his separation in a restated agreement. Pursuant to his separation agreement, as amended, Mr. Puig received a lump-sum cash payment equal to (1) $303,333, calculated based on the gross amount of 12 months of base salary and an additional one month of base salary for every completed year of service; (2) $19,355 for benefits; (3) $324,146 for prorated TELUS Phantom RSUs and $878,893 for prorated TI Phantom RSUs that vested on the termination date; (4) $915,670 for all outstanding Phantom Stock Options as of the termination date; and (5) $20,670 for commission payments. In exchange for these benefits, Mr. Puig agreed to a release of claims, as well as various restrictive covenants, including non-competition, non-solicitation of employees and non-solicitation and noninterference with business partners for one-year post-termination and perpetual confidentiality covenants. Please refer to "—Potential Payments Upon Termination or Change-in-Control" for more details.

Severance on Termination of Employment

        Employment of an NEO may be terminated by any of the following means: resignation by the executive, termination by the Company for just cause, termination by the Company without just cause, the retirement of the executive or disability or death of the executive. Severance entitlements are set out in individual NEO employment agreements and the MIP. See "—Summary of NEO Employment and Separation Agreements," "—Potential Payments Upon Termination or Change-in-Control" and "—Omnibus Long-Term Incentive Plan (MIP)" for more information regarding NEO severance entitlements.

Change of Control

        The MIP contains change of control provisions (as defined in the MIP and below in "—Omnibus Long-Term Incentive Plan (MIP)—Change of Control"). Upon a change of control of the Company, the board of directors may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the TI Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options; or (5) make any other determinations as appropriate. If the board of directors does not accelerate unvested awards upon a change of control of the Company, then for any participant whose employment is terminated without just cause within 12 months of the change of control, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date and be exercisable for 90 days following termination, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP. For more information on the change of control provisions see "—Potential Payments Upon Termination or Change-in-Control" and "—Omnibus Long-Term Incentive Plan (MIP)—Change of Control."

Confidentiality, Non-Compete and Non-Solicit

        Each NEO is subject to a prohibition on the improper disclosure and use of confidential information and a one-year non-solicitation restriction following termination. Certain NEOs are also subject to a one-year non-compete restriction following termination.

        The payments and benefits described in the table in "—Potential Payments Upon Termination or Change-in-Control" are subject to each NEO's compliance with the post-employment obligations in each of their executive employment agreements, including compliance with the confidentiality provisions, which are not limited in time. A breach of these contractual provisions will result in the immediate termination of any and all entitlement of the NEO to continue to be compensated, except and only to the extent that compensation is owed under applicable law.

Potential Payments Upon Termination or Change-in-Control

        In accordance with the compensation treatment under the various termination events outlined under "—Severance on Termination of Employment" and "—Change of Control" the following table sets out the potential incremental amounts that may be payable to each NEO, assuming a termination date of December 31, 2020 (based on a closing TELUS share price of CAD $25.21 converted to USD using the MorningStar exchange rate on December 31, 2020, of $0.79 and an assumed Company share price of $89.17). The actual amounts paid to Mr. Rodick and Mr. Puig upon separation from service are listed in the following table. The actual amounts that would be paid to any other NEO can only be determined at the time of an actual termination of employment and would vary from those set forth in the following table.

	Annual Cash				Long-Term Incentives
											Continued Pension Accrual ($)
	Base Salary ($)		Bonus ($)		Options ($)		RSUs ($)		Benefits ($)				Total ($)
Jeff Puritt
Resignation(1)	175,000	(2)	—		—		—		—		—		175,000
Termination without just cause	1,050,000	(3)	—		4,265,524	(4)	6,037,223	(4)	38,135	(5)	681,612	(6)	12,072,494
Retirement(7)	—		—		4,265,524		6,037,223		—		—		10,302,747
Disability(7)	1,050,000	(8)	—		4,265,524		6,037,223		38,135	(5)	3,355,130	(9)	14,746,012
Death(10)	—		—		4,265,524		6,037,223		—		—		10,302,747
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		4,265,524		6,037,223		—		—		10,302,747
Vanessa Kanu
Resignation	—		—		—		—		—		—		—
Termination without just cause	395,000	(12)	—		—		—		1,743	(5)	—		396,743
Retirement	—		—		—		—		—		—		—
Disability	—		—		—		—		—		—		—
Death	—		—		—		—		—		—		—
Termination with just cause	—		—		—		—		—		—		—
Change of control	—		—		—		—		—		—		—
Chuck Koskovich
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	316,667	(13)	134,987	(14)	2,360,448	(15)	1,251,250	(16)	14,680	(17)	—		4,078,032
Retirement(7)	—		—		—		—		—		—		—
Disability(7)	—		—		1,706,226		2,085,193		—		—		3,791,419
Death(10)	—		—		1,706,226		2,085,193		—		—		3,791,419
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		1,706,226		2,085,193		—		—		3,791,419
Marilyn Tyfting
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	412,868	(3)	204,420	(18)	3,467,865	(15)	1,250,565	(16)	2,615	(5)	197,263	(19)	5,535,596
Retirement(7)	—		—		—		—		—		—		—
Disability(7)	—		—		1,706,226		2,083,499		—		1,332,651	(20)	5,122,376
Death(10)	—		—		1,706,226		2,083,499		—		—		3,789,725
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		1,706,226		2,083,499		—		—		3,789,725
Michael Ringman
Resignation(1)	—		—		—		—		—		—		—
Termination without just cause	350,000		145,056	(14)	2,311,820	(15)	834,384	(16)	20,553	(17)	—		3,661,813
Retirement(7)	—		—		—		—		—		—		—
Disability(7)	—		—		1,137,443		1,390,646		—		—		2,528,089
Death(10)	—		—		1,137,443		1,390,646		—		—		2,528,089
Termination with just cause	—		—		—		—		—		—		—
Change of control(11)	—		—		1,137,443		1,390,646		—		—		2,528,089
Rick Rodick
Separation Pay	756,177		—		2,154,343		867,345		—		—		3,777,865
George Puig
Separation Pay	303,333		20,670		915,670		1,203,040		19,356		—		2,462,069

(1)
Upon a voluntary resignation by an NEO, any unvested and vested award or any portion thereof will expire on the termination date.
(2)
Payment of a maximum of three months' base salary will be provided if Mr. Puritt resigns but the Company elects to terminate his employment before the expiration of the notice.
(3)
Payment of a maximum of 18 months' base salary at the time of termination.
(4)
Pursuant to Mr. Puritt's employment agreement, Mr. Puritt is terminated after June 1, 2020, his age plus years of service will equal to 80, and all his equity in the MIP will continue to vest and be paid out according to the original schedule. Any performance criteria will be measured against the actual results as determined in accordance with the MIP and the applicable award agreement.

(5)
Mr. Puritt and Ms. Tyfting are entitled to a maximum of 18 months of continued health benefits, and Ms. Kanu is entitled to a maximum of 12 months of continued health benefits.
(6)
Pursuant to his employment agreement, if Mr. Puritt's employment is terminated without just cause on or after June 1, 2020, his age plus years of service will be equal to 80, and his pension will be deemed fully vested, and he is entitled to 18 months of continued vesting service under the DB Plan and SRA. This value is converted from CAD $862,800 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(7)
Upon termination of employment due to disability of an NEO or an NEO's retirement, all awards held by the NEO will continue to vest and be settled or exercised as if the NEO remained an active employee of the Company. Mr. Puritt became eligible for retirement under the MIP as of June 1, 2020.
(8)
Payment of a maximum of 18 months' base salary at the time of termination. However, if Mr. Puritt receives alternate income during any portion of the 18-month period, the Company's payment obligations will cease.
(9)
Upon disability, Mr. Puritt is entitled to continue accruing service until his retirement date under the DB Plan and the SRA. For purposes of this table, we have calculated the incremental benefit to Mr. Puritt assuming retirement at age 60. This value is converted from CAD $4,247,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(10)
Upon the death of an NEO, all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will immediately vest.
(11)
Upon termination of employment without just cause within 12 months following a change of control (as defined in the MIP), all unvested TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs will vest on the termination date, and the TI Phantom RSUs and TELUS Phantom RSUs will be settled in accordance with the MIP. Mr. Puritt's special TI Option grant award agreement provides that the board of directors in its sole discretion may accelerate the vesting of such TI Options upon an IPO or liquidity event, as defined in the MIP. For purposes of the disclosure in this table, we have assumed that Mr. Puritt's special TI Option award vested in full on December 31, 2020.
(12)
Payment of a maximum of 12 months' base salary at the time of termination. This value is converted from CAD $500,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(13)
Payment equal to six months' base salary for Mr. Koskovich plus one month of base salary for each completed year of service, up to a maximum total of 18 months.
(14)
Payment equal to six months' severance bonus (the monthly bonus in an amount that is the average performance bonus earned by the NEO in the past four years, or less as applicable) plus one month of such severance bonus for each completed year of service, up to a maximum of 18 months.
(15)
Upon termination of employment without just cause, unvested TI Phantom Options will be forfeited, and any vested TI Phantom Options will remain exercisable for 90 days following the termination.
(16)
Upon termination of employment without just cause, all unvested TI Phantom RSUs and TELUS Phantom RSUs will vest pro-rata. Such pro-rata number is determined by multiplying the total number of TI Phantom RSUs and TELUS Phantom RSUs by a fraction where the numerator is the total number of days between the applicable grant date of the award and the termination date and the denominator is the number of total days in the original performance period.
(17)
Payment equal to six months of Company contributions to health benefits (excluding short-term and long-term disability), plus one month for each completed year of service, up to a maximum total of 18 months.
(18)
Payment equal to 18 months' severance bonus (the monthly bonus in an amount that is the average performance bonus earned by Ms. Tyfting in the past two years).
(19)
Ms. Tyfting is entitled to 18 months of continued vesting service under the DB Plan and the SERP 2020. This value is converted from CAD $249,700 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(20)
Upon disability, Ms. Tyfting is entitled to continue accruing service until her retirement date under the DB Plan and the SERP 2020. For purposes of this table, we have calculated the incremental benefit to Ms. Tyfting assuming retirement at age 60. This value is converted from CAD $1,686,900 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.

Company Equity-Based Compensation Plans at a Glance

Omnibus Long-Term Incentive Plan (MIP)

        The purpose of the MIP is to promote the retention of key management employees, to align their interests with those of the shareholders and to provide incentive compensation based on the value of Company and TELUS shares.

        Eligible employees (any employee, director or officer) are determined by the chair of the HRC. The MIP authorizes the issuance of TI Options, TI Phantom Options, TI Phantom RSUs and TELUS Phantom RSUs. The exercise price for TI Options and TI Phantom Options is determined by the chair of the HRC on the date that such options are granted and will be the fair market value of the underlying shares as of the date of grant. Unless otherwise determined by the HRC, TI Options and TI Phantom Options will expire upon the earliest of:

  •
  resignation of employment by a participant (other than retirement or by reason of disability), for both vested and unvested;

  •
  90 days after the termination of employment without just cause for vested awards;

  •
  termination of employment without just cause for unvested awards;

  •
  termination of employment of the participant for just cause, for both vested and unvested; or

  •
  the tenth anniversary of the date of grant.

        The total number of shares issuable pursuant to the exercise of TI Options or TI Phantom Options cannot exceed 5.5% of all issued and outstanding shares at the grant date of the TI Option or TI Phantom Option. The Company currently has reserved            shares that remain available for grant under our MIP, representing        % of all issued and outstanding shares as of the date of this registration statement.

        For preliminary information about the new equity compensation programs that we will implement in connection with this offering, please see "—2021 Omnibus Long-Term Incentive Plan" and "—2021 Employee Share Purchase Plan."

Other Features

        The MIP contains two different methods under which exercised TI Options may be settled, in shares or cash in lieu of delivery of shares, thereby reducing the number of shares to be issued and the effects of dilution for shareholders.

Change of Control

        Unless the board of directors determines otherwise, a change of control is defined as (1) any transaction or any transaction or series of transactions whereby any person or group of persons, as defined in the MIP, acting jointly or in concert, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares; (2) any transaction or series of transactions whereby any person or group of persons, as defined in the plan, acting jointly or in concert, acquires all or substantially all of the assets of the Company and its subsidiaries; (3) the approval by the shareholders of the Company of a complete liquidation or dissolution of Company, other than pursuant to an internal reorganization; and (4) any transaction or series of transactions involving the Company, its subsidiaries or its shareholders, which the Company, in its sole discretion, deems to be a change of control.

        However, subject to any other board of directors determination, a change of control specifically excludes any transactions where the record holders of the voting securities of the Company immediately before the transactions continue to have substantially the same beneficial ownership in an entity that owns, directly or indirectly, all or substantially all of the assets of the Company and its subsidiaries immediately after the transactions.

        If the board of directors does not accelerate unvested TI Phantom Options upon a change of control, then for any participant whose employment is terminated without just cause within 12 months of the change of control prior to the fifth anniversary of the shareholders' agreement between us, TELUS and TI, the unvested TI Options and TI Phantom Options will immediately vest and be exercisable for 90 days following termination, and TI Phantom RSUs and TELUS Phantom RSUs will immediately vest. Alternatively, upon a change of control, the board of directors may take one or more of the following actions: (1) arrange for the TI Phantom Options to be assumed by, or similar options to be substituted by, the bidder or a continuing entity, subject to satisfying certain stated criteria; (2) accelerate the vesting of the TI Phantom Options; (3) make a determination as to the market price for the purpose of further actions with respect to the TI Phantom Options; (4) arrange for cash or other compensation in exchange for a surrender of any TI Phantom Options; or (5) make any other determinations as appropriate.

Amendment Procedure

        The HRC has the power to amend or discontinue the MIP at any time, provided that such amendment is not prejudicial to any existing option holders.

2021 Omnibus Long-Term Incentive Plan

        The 2021 LTIP was adopted by our board of directors on            , and is expected to be approved by our shareholders, and will be effective the day before the registration statement of which this prospectus is a part is declared effective by the SEC. The 2021 LTIP is intended to promote the long-term financial success of the Company and to align shareholder and employee interests by means of providing employees with performance-related incentives, encouraging and providing the means for employees and non-employee directors to obtain an ownership interest in the Company, and attracting and retaining qualified talent. The following summary is qualified in its entirety by the full text of the 2021 LTIP.

        All employees, non-employee directors and selected third-party service providers of the Company and its subsidiaries and affiliates will be eligible to participate in the 2021 LTIP. The 2021 LTIP will authorize the following awards ("Awards"): restricted shares, restricted share units, performance shares, performance share units, deferred share units, stock options, stock appreciation rights, cash-based awards and other forms of equity-based or equity-related Awards, as determined by the HRC consistent with the purposes of the 2021 LTIP. Unless sooner terminated, the 2021 LTIP will terminate ten years from the effective date.

Administration of the 2021 LTIP

        The HRC will administer the LTIP and will have the discretion to select the individuals who receive Awards and determine the form and terms of the Awards, including any vesting, exercisability, payment or other restrictions. Subject to certain limitations, the HRC may delegate some or all of its authority to one or more 2021 LTIP administrators, including members of the HRC, officers of the Company or selected advisors. Any decision made or action taken by the board of directors, HRC or any officers or employees to whom authority has been delegated under the 2021 LTIP arising out of or in connection with the administration or interpretation of the 2021 LTIP is final, conclusive and binding. The exercise price for stock options and the grant price for stock appreciation rights will be not less than the closing trading price of a share on the trading day prior to the grant date. The term of stock options and stock appreciation rights will not exceed ten years, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period.

Shares Available Under the 2021 LTIP

        The total number of shares that may be delivered under the 2021 LTIP will be            of our authorized but unissued subordinate voting shares, which would represent approximately        % of our outstanding subordinate voting shares on                        , 20    . The number of shares available under the 2021 LTIP will be equitably adjusted to reflect certain transactions, including, but not limited to, merger, consolidation, reorganization, recapitalization, separation, reclassification, stock dividend, stock split, reverse stock split, split up or spin-off.

Limits on Awards

        The 2021 LTIP will limit the grants of Awards to a single participant in any calendar year as follows:

  •
  the maximum aggregate number of shares that may be granted in the form of stock options or stock appreciation rights is            shares;

  •
  the maximum aggregate number of shares that may be granted in the form of restricted shares, restricted share units, performance share units and deferred share units is            shares;

  •
  the maximum aggregate payout at the end of an applicable performance period or vesting period with respect to Awards of performance shares, performance share units (settled in shares), deferred share units, restricted shares or restricted share units (settled in shares) is            shares, determined as of the date of grant; and

  •
  the maximum aggregate amount that may be paid under an Award of performance share units (settled in cash), cash-based Awards or any other Award that is payable in cash is $            , determined as of the date of grant.

        The 2021 LTIP will limit the grants of Awards to a single non-employee director in any calendar year as follows:

  •
  the aggregate maximum grant date fair market value of shares that may be granted under the plan in any calendar year to any non-employee director, when added to any cash compensation paid to such non-employee director in respect of such year, will not exceed $1,000,000.

        The 2021 LTIP also limits the number of shares issuable to insiders (as defined in the Company Manual of the TSX) or issued within any one-year period under the 2021 LTIP and any other security-based compensation arrangement to up to ten percent of the issued and outstanding shares.

Share Usage

        The number of shares remaining available for issuance will be reduced by the number of shares subject to outstanding Awards and, for Awards that are not denominated by shares, by the number of newly-issued shares actually delivered upon settlement or payment of the Award. For purposes of determining the number of shares that remain available for issuance under the 2021 LTIP, the number of shares related to an Award to be settled in newly-issued shares granted under the 2021 LTIP that terminates by expiration, forfeiture, cancellation or otherwise without the issuance of the shares, are settled through the delivery of market- purchased shares or the delivery of consideration other than shares (including cash), will be available again for grant under the 2021 LTIP. However, where Awards providing for settlement solely in newly-issued shares have been surrendered for cancellation, for consideration or the satisfaction of the payment of the purchase price or tax withholding obligations related to the Award, the shares underlying such Award will not be available again for grant under the 2021 LTIP.

Minimum Vesting

        Except for deferred share units granted to non-employee directors, all Awards will be subject to a minimum time-based vesting restriction or performance period, as applicable, of not less than one year. The minimum vesting requirements will not apply to (1) acceleration in the event of a termination of employment or termination of directorship on or following a change in control, or due to retirement, death or disability; (2) a substitute Award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and (3) Awards involving an aggregate number of shares not in excess of 5% of the total shares authorized for issuance under the 2021 LTIP.

Amendment of the 2021 LTIP

        Our board of directors will have the right to amend the 2021 LTIP and any Award made under the 2021 LTIP at any time for any reason or no reason, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval); provided that no amendment may adversely affect in any material way any Award previously granted under the 2021 LTIP without the written consent of the participant, subject to certain conditions described in the 2021 LTIP. However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) increases or removes the limits on shares issuable or issued to insiders, (3) involves a reduction in the exercise price of an option or grant price of a stock appreciation right, except in connection with a corporate transaction, (4) extends the term of an award beyond its original expiry date, except for an extension of up to ten business days if the expiry is occurring at the time of a trading blackout period, (5) permits transfers to persons other than permitted transferees or for estate settlement purposes or (6) deletes or reduces the range of amendments requiring shareholder approval.

        Unless provided otherwise in an agreement or by the HRC prior to the date of the change in control, the 2021 LTIP will provide that in the event of a change in control:

  •
  outstanding Awards may be assumed by, or similar Awards be substituted by, the successor in a transaction;

  •
  if the participant's employment with a successor terminates in connection with or within one year following the change in control for any reason other than an involuntary termination by a successor for "cause" (as such term is defined in the applicable award agreement), all of the participant's Awards will become vested in full or deemed earned in full (assuming the target performance goals provided under the award were met, if applicable) effective on the date of the participant's termination of employment. The minimum vesting period will not apply to a substitute Award subject to time-based vesting restrictions no less than the restrictions of the Awards being replaced; and

  •
  if the successor does not assume the awards or issue replacement awards, the HRC will cancel all awards then held by participants in exchange for cash payment or other compensation as described in the 2021 LTIP.

Treatment of Awards Upon a Participant's Termination of Employment

        The HRC will determine, at or after the time of grant, the terms and conditions that apply to any Award upon a participant's termination of employment with the Company and its affiliates. Subject to applicable laws, rules and regulations, as well as the minimum vesting period of one year, in connection with a participant's termination, the HRC will have the discretion to accelerate the vesting, exercisability or settlement of, to eliminate the restrictions and conditions applicable to, or to extend the post-termination exercise period of an outstanding Award.

Clawback

        All awards will be subject to clawback or recoupment pursuant to applicable laws, rules, regulations or Company policy as in effect from time to time.

2021 Employee Share Purchase Plan ("2021 ESPP")

        We intend to adopt an employee share purchase plan, or the 2021 ESPP, pursuant to which eligible employees will be able to elect to acquire subordinate voting shares through payroll deductions. The following summary is qualified in its entirety by the full text of the 2021 ESPP.

        The 2021 ESPP will allow our employees and the employees of our participating subsidiaries and affiliates the opportunity to buy shares of our subordinate voting shares at an up to 15% discount from the prevailing fair market value. Each individual who is an eligible employee on the start date of an offering period may enter that offering period on such start date. An eligible employee will be able to participate in only one offering period at a time.

        The 2021 ESPP will be designed with two components so that the Company may grant purchase rights to U.S. and non-U.S. employees. Specifically, the 2021 ESPP authorizes the grant of options that are intended to qualify for favorable U.S. federal tax treatment under Section 423 of the Internal Revenue Code (the "Section 423 Component"). To facilitate participation for employees located outside the U.S. in light of non-U.S. law and other considerations, the 2021 ESPP also provides for the grant of options that are not intended to be tax-qualified under Section 423 of the Internal Revenue Code (the "Non-Section 423 Component").

Shares Authorized for Issuance

        The total number of shares that may be purchased under the 2021 ESPP will be            of our subordinate voting shares, which would represent approximately        % of our outstanding subordinate voting shares on                        , 20    . The shares to be issued under the 2021 ESPP may be authorized but unissued shares or may be reacquired shares, including shares purchased on the open market.

Administration

        The 2021 ESPP will be administered by the HRC or such other committee appointed by the board of directors to administer the 2021 ESPP. The plan administrator may delegate its administrative responsibilities and powers under the 2021 ESPP to any employees or a group of employees. The plan administrator may designate separate offerings under the 2021 ESPP, the terms of which need not be identical, in which eligible employees of one or more participating subsidiaries and affiliates will participate, even if the dates of the applicable offering periods in each such offering are identical; provided that the terms of participation are the same within each separate offering as determined under Section 423 of the Code. The plan administrator may also adopt sub-plans, appendices, rules and procedures relating to the operation and administration of the 2021 ESPP to facilitate participation in the 2021 ESPP by employees who are foreign nationals or employed outside the U.S. To the extent any sub-plan is inconsistent with the requirements of Section 423 of the Code, it will be considered part of the Non-Section 423 Component.

Purchase Price and Contributions

        Under the 2021 ESPP, participating employees are granted rights to purchase subordinate voting shares at a price equal to up to 85% of the share's fair market value on the purchase date (unless and until such percentage is changed by the plan administrator prior to the commencement of the enrollment process for the applicable purchase interval).

        An eligible employee will be able to elect to participate in an offering period under the 2021 ESPP by authorizing after-tax payroll deductions from gross wages on or before the start date of such offering period or such other payments as may be permitted. Offering periods will commence at semi-annual intervals, and have a maximum duration of six months and a minimum duration of three months unless otherwise determined by the plan administrator prior to the start of such offer period (but in no event may an offering period exceed 24 months). Employees may generally authorize contributions in multiples of 1%, up to a maximum of 15%, of gross wages to purchase shares under the 2021 ESPP.

Purchase of Shares

        On the start date of each offering period in which a participant is enrolled, the participant will be granted a separate purchase right for such an offering period. No participant may purchase more than $25,000 of subordinate voting shares (using the fair market value of the shares on the date the purchase rights are granted) under the 2021 ESPP (and any other employee share purchase plan of the Company or an affiliate) per calendar year.

Termination of Employment

        Generally, if a participant's employment terminates for any reason (including death, disability or change in status), his or her right to purchase shares during the current offering period will terminate with effect after the final payroll following termination is processed. However, if a participant ceases to remain in active service by reason of an approved leave of absence, then the participant will have the right, exercisable up until 90 days before the next purchase date, to withdraw all the contributions collected to date on his or her behalf for that purchase interval. Contributions will continue with respect to any gross wages received by a participant while he or she is on an approved leave of absence unless the participant elects to withdraw from the offering period.

        If a participant transfers employment from the Company or any participating subsidiary for the Section 423 Component to a participating subsidiary for the Non-Section 423 Component, he or she will immediately cease to participate in the Section 423 Component. However, any contributions made for the offering period in which such transfer occurs will be transferred to the Non-Section 423 Component, and such participant will immediately join the then-current offering under the Non-Section 423 Component upon the same terms and conditions in effect for his or her participation in the 2021 ESPP. The plan administrator may establish different rules to govern transfers of employment between subsidiaries participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

Change in Control

        If a change in control of the Company occurs, each outstanding purchase right will automatically be exercised immediately prior to the effective date of such change in control. The purchase price applicable for the purchase interval in which the change in control occurs will be equal to 85% of the fair market value per share of our subordinate voting shares immediately prior to the effective date of such change in control. However, participants will, following the receipt of notice from us of a change in control, have the right to terminate their outstanding purchase rights prior to the effective date of such change in control. Furthermore, the plan administrator may terminate any outstanding purchase rights prior to the effective date of a change in control, in which case all payroll deductions for the purchase interval in which such contributions are terminated will be promptly refunded.

Amendment and Termination of the 2021 ESPP

        The board of directors will have the right to terminate, suspend or amend the 2021 ESPP at any time, generally to become effective immediately following the close of any purchase interval, subject to applicable laws and the requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, shareholder approval will be obtained for any amendment that (1) increases the number of shares reserved for issuance, except in connection with a corporate transaction, (2) reduces the purchase price payable for the shares under the 2021 ESPP, (3) modifies the eligibility requirements for participation or (4) deletes or reduces the range of amendments requiring shareholder approval. Unless sooner terminated by the board of directors, the 2021 ESPP will terminate upon the earliest of: (1) ten years from the effective date; (2) the date on which all shares available for issuance under the 2021 ESPP have been sold pursuant to purchase rights exercised under the 2021 ESPP; or (3) the date on which all purchase rights are exercised in connection with a change in control of the Company.

Director Compensation

        Our directors did not receive compensation for their services as directors in fiscal year 2020. Our directors who are employees of the Company or TELUS did not receive compensation for their services as directors. With the timing of the regular annual grant occurring so close to the IPO, shortly following the Lionbridge AI acquisition, and prior to the approval of a new long-term incentive plan, for 2020, our HRC, upon the recommendation of our Compensation Consultant, decided to postpone compensation paid to non-employee directors for the year ended December 31, 2020, until the completion of this offering.

Preview of 2021 Director Compensation

        Immediately prior to this offering, we intend to implement a formal policy pursuant to which non-employee directors will be eligible to receive the following cash retainers and equity awards:

Role	Cash Retainer ($)		Equity Awards ($)
Annual Retainer for Board Membership
Annual service on the board of directors	63,200	(1)	94,800	(2)
Additional Annual Retainer for Committee Membership
Annual service as chair of the board of directors(3)	118,500	(4)	158,000	(5)
Annual service as chair of the Audit Committee	—		15,800	(6)
Annual service as chair of the HRC(7)	—		13,825	(8)
Annual service as chair of the Governance & Nominating Committee(7)	—		11,850	(9)

(1)
Value converted from CAD $80,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(2)
Value converted from CAD $120,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(3)
The chair of the board of directors does not receive any incremental compensation for serving as a committee chair.
(4)
Value converted from CAD $150,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(5)
Value converted from CAD $200,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(6)
Value converted from CAD $20,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(7)
The chairs of the HRC and Governance & Nominating committees will not receive the equity component of their retainer if they are employees of TELUS. The amounts listed are incremental to cash retainer and equity for board service.
(8)
Value converted from CAD $17,500 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.
(9)
Value converted from CAD $15,000 to USD using the MorningStar exchange rate on December 31, 2020, of $0.79.

        Except for the chair of the board of directors, employee directors and Baring nominees will receive no additional compensation for their service as a director. We will reimburse all reasonable out-of-pocket expenses incurred by directors for their attendance at meetings with the board of directors or any committee thereof. Total director compensation will be targeted at the 50th percentile of comparator group that we will select. Each non-employee director will also be entitled to reimbursement for certain services and products offered by the Company, subject to a specified cap.

Director Share Ownership Guidelines

        Pursuant to our revised Board Policy Manual each non-employee director will be required to attain a level of share ownership of at least five times their annual cash retainer for board membership within five years of their initial election to the board of directors. Shares and deferred share units will count toward the ownership guidelines. To ensure compliance with the guidelines, non-employee directors will be required to continue to hold 50% of the net after-tax value of the Company shares received from any equity award until the ownership criteria are met.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Relationship with TELUS

        As of December 31, 2020, TELUS, our controlling shareholder, holds 33,997,403 shares, or 62.6% of the combined voting power of our outstanding shares. Immediately following the completion of this offering, TELUS will hold        % of the combined voting power of our multiple voting shares and subordinate voting shares, and will continue to be our controlling shareholder. See "Risk Factors—Risks Related to Becoming a Public Company and Our Relationship with TELUS".

        In connection with this offering, we and TELUS will enter into certain agreements that will provide a framework for our relationship after this offering. The following is a summary of the terms of each intercompany agreement that we intend to enter into with TELUS prior to the completion of this offering, each of which will be filed as an exhibit to the registration statement of which this prospectus is a part. Each summary sets forth the terms of an agreement that we believe is material to us and each summary is qualified in its entirety by reference to the full text of such agreement.

        For further information regarding historical related party transactions, see Note 19: Related Party Transactions to our audited consolidated financial statements and Note 18: Related Party Transactions to our unaudited condensed interim consolidated financial statements included in this prospectus.

  Master Services Agreement

        We currently provide strategy and innovation, next-generation technology and IT services as well as customer experience process and delivery services to TELUS pursuant to the terms of a master services agreement, which we amended and restated in January 2021. The MSA includes a minimum spend commitment of $200.0 million per year, subject to adjustment in accordance with its terms. The initial term of the MSA is ten years, unless terminated earlier or extended according to its terms. Services provided for under the MSA are priced on an arm's length basis in line with pricing for comparable services we provide to other clients. The MSA includes typical industry terms for a long-term services arrangement, including terms related to periodic price and service level reviews and benchmarking, service-level credits, termination rights, indemnification and limitation of liability.

  Transition and Shared Services Agreement

        We entered into a new transition and services agreement (the "TSSA") with TELUS in January 2021. Pursuant to this agreement, TELUS provides us with certain administrative and support services and certain other corporate assistance, which enhances our ability to operate efficiently and to reliably serve our clients, while leveraging TELUS' expertise. The services provided to us by TELUS under the TSSA include services to support the coordination of corporate functions, such as finance and accounting support, human resources support, investor relations, communications and media relations support.

        In connection with our acquisition of MITS from TELUS, in 2020 we entered into a separate shared services agreement with TELUS, which provided for certain support services similar to those services covered by the TSSA, for MITS and related client relationships (the "MITS shared services agreement"). In connection with our entry into the TSSA, the MITS shared services agreement was terminated. The portions of the MITS shared services agreement that included network and infrastructure services provided by TELUS to MITS are included as part of a new network and infrastructure services agreement we entered into with TELUS, as described below. Also, the other services previously provided under the MITS shared services agreement are included as part of the TSSA.

        The term of the TSSA is ten years. We will pay TELUS mutually agreed-upon fees for the services provided under the TSSA on a cost-plus recovery basis and have the right to terminate some or all of the services upon notice. Expiration or termination of all services will result in the termination of the TSSA, concurrently with the termination or expiration of the last remaining service.

  Master Reseller Agreement

        We provide advisory, technical and cloud-based customer experience transformation services to TELUS that TELUS resells to its customers pursuant to the terms of a master reseller agreement, which we amended and restated in January 2021. The amended and restated master reseller agreement has a term of five years which automatically renews for successive one-year terms unless terminated according to its terms. Services provided under the amended and restated master reseller agreement are priced on an arm's length basis. The amended and restated master reseller agreement contains typical industry terms for a reseller agreement, including scope of rights to resell, termination rights, indemnification and limitation of liability.

  Network Infrastructure Services Agreement

        We and one of our U.S. subsidiaries entered into a network infrastructure services agreement with TELUS and one of its U.S. subsidiaries in January 2021. Under the network infrastructure services agreement, TELUS will provide us with various managed telecommunications and information technology services, including services that we previously received from TELUS under a previous shared service agreement and the MITS shared services agreement. The initial term of the agreement is ten years, unless terminated earlier, and will be automatically extended for successive one-year terms unless notice is given by either party thereto. The agreement includes a minimum spend commitment by us of C$47,900,000 over the first five years of the term. We are permitted to terminate any service under the agreement for convenience prior to its scheduled expiration date, subject to a minimum notice period, which is generally one month, and payment of unpaid charges and termination charges (if any) specified in the related service schedules. Fees for services provided under the agreement are consistent with fees for the same or similar services under the same or similar conditions between unrelated parties. The agreement includes typical industry terms for a long-term services arrangement, including performance service credits, termination rights, indemnification and limitation of liability.

  Trademark License Agreement

        We entered into a trademark license agreement with TELUS in January 2021. Under the trademark license agreement, TELUS granted us a limited, non-exclusive, non-transferable (except by sub-license) and royalty-free license to use certain TELUS trademarks (including domain names) in connection with the goods and services associated with each trademark application and/or registration. The trademark license agreement has an initial term of ten years, unless terminated earlier or extended by mutual agreement. TELUS is permitted to terminate the trademark license agreement without cause at any time, subject to a minimum notice period, which is generally thirty days. Following termination of the trademark license agreement, we will have one year to phase out any use of the trademarks. The trademark license agreement also includes standard rights to terminate with cause.

  Collaboration and Financial Reporting Agreement

        We expect to enter into a collaboration and financial reporting agreement with TELUS relating to our financial reporting which is intended to provide for the collaboration and coordination of TELUS International and TELUS in a range of areas. We expect that this agreement will continue in effect until the earlier of (i) a change of control transaction, (ii) when TELUS determines it is no longer required to consolidate our results of operations and financial position or to account for its investment in us under the equity method of accounting, and (iii) such date as we and TELUS may agree. The parties will negotiate the basis for phasing out their respective obligations and requirements under the agreement prior to its termination or expiry. Under this agreement, we expect to be subject to covenants, including those regarding the delivery or supply of monthly, quarterly and annual reporting information and annual budgets and financial forecasts to TELUS as well as other information that TELUS requires in support of its continuous reporting obligations and operational/management needs; conformity with TELUS' financial presentation and accounting policies and management reporting framework for intercompany transactions; disclosure of information about our financial controls to TELUS; the provision to TELUS of access to our auditors, certain books and records related to internal accounting controls or operations and the working papers for our annual audits and quarterly reviews; and collaboration and consultation with TELUS in connection with our strategic and business planning, the preparation of our public filings and press releases and on other specified topics. Pursuant to the collaboration and financial reporting agreement, we expect to be required to maintain business policies, practices and standards that are consistent with and at least as stringent as the corresponding TELUS policies, standards, and procedures, with such practices and standards to be adapted to conform to our business and the laws and regulations applicable to our business. The agreement will specify certain matters or actions we take that require advance review and consultation with TELUS and will also stipulate certain actions that require our board's approval. As our financial statements are currently consolidated with those of TELUS, we maintain policies and processes that comply with the financial reporting requirements that we expect to be contained in this agreement.

Credit Agreement

        TELUS is a lender under our credit agreement. See "Description of Certain Indebtedness" for a description of our credit agreement.

Our Relationship with TELUS and Baring

Shareholders' Agreement

        We intend to enter into a shareholders' agreement with TELUS and Baring upon consummation of this offering that will govern the relationship between us, TELUS and Baring.

        Board Composition:    Under our articles, as amended and restated upon consummation of this offering, our board of directors will consist of a number of directors as determined from time to time by the directors. Pursuant to the terms of the shareholders' agreement we will enter into with TELUS and Baring upon consummation of this offering, our board of directors will be initially comprised of eight directors. Upon the commencement of the Transition Period (as defined below), the size of the board will be increased to nine directors and prior to the expiry of the Initial Year (as defined below), except as may otherwise be agreed to by TELUS and Baring, the size of the board will be increased to 11 directors.

        Board Appointment Rights.    The shareholders' agreement will provide that during the Initial Period, we will agree to nominate four individuals designated by TELUS and two individuals designated by Baring to our board. The shareholders' agreement will also provide that during the Transition Period, so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate five individuals designated by TELUS (and during the Ongoing Period (as defined below), six individuals designated by TELUS), representing a majority of the board. During the Transition Period and the Ongoing Period, if TELUS owns at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares but less than 50%, the number of directors TELUS may nominate as a percentage of the board will be the greater of (i) the number of directors proportionate to the percentage of combined voting power of shares that it holds and (i) one individual. The shareholders' agreement will also provide that, for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, the Chair of the board will be a designee of TELUS that TELUS identifies to us and Baring.

        The shareholders' agreement will also provide that during and after the Transition Period, so long as Baring continues to beneficially own at least 5% of the combined voting power of our multiple voting shares and subordinate voting shares, we will agree to nominate one individual designated by Baring.

        During the Initial Period and so long as Baring has the right to designate a nominee to the board, Baring shall also be entitled, but not obligated, to designate one observer to our board (during the Transition Period and Ongoing Period, two observers).

        The shareholders' agreement will also provide that we will agree to nominate our Chief Executive Officer to the board of directors. The seat on our board to be held by our Chief Executive Officer does not represent one of the director nominees provided to TELUS and Baring under the shareholders' agreement.

        For the purposes of the foregoing:

        "Initial Period" means the period beginning on the date of closing of the offering and ending on the date that is 90 days after such date.

        "Initial Year" means the period beginning on the date of closing of the offering and ending on the date that is twelve months from such date.

        "Ongoing Period" means the period following the Transition Period.

        "Transition Period" means the period following the Initial Period beginning upon the appointment of a ninth director and ending at the earlier of the end of the Initial Year and the appointment of a third independent director.

        Board Committee Appointment Rights.    The shareholders' agreement will provide that for so long as TELUS continues to beneficially own at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares, TELUS will be entitled, but not obligated, to select the chair of the board and the chairs of the human resources and governance and nominating committees. The shareholders' agreement will also provide that so long as TELUS or Baring, as applicable, is entitled to nominate at least one individual to our board, it will be entitled, but not obligated, to designate at least one nominee for appointment to each of our human resources committee and governance and nominating committee, subject to compliance with applicable securities laws and listing requirements of the NYSE and TSX.

        For so long as TELUS has the right to nominate a majority of our board of directors, TELUS appointees will control our board decisions and approval of all material actions not specifically requiring shareholder approval which are subject to majority board approval. See "Management" for the composition of our board and the committees of the board and more information on our board of directors.

        Special TELUS Shareholder Rights.    The shareholders' agreement is expected to provide that TELUS will have special shareholder rights related to certain matters including, among others, approving the selection, and the ability to direct the removal, of our Chief Executive Officer, approving the increase or decrease of the size of our board, approving the issuance of multiple voting shares and subordinate voting shares, approving amendments to our articles, consolidations or mergers with non-affiliated entities and authorizing entering into a change of control transaction, disposing of all or substantially all of our assets, and commencing liquidation, dissolution or voluntary bankruptcy or insolvency proceedings. TELUS will retain these special shareholder rights for so long as TELUS retains at least 50% of the combined voting power of our multiple voting shares and subordinate voting shares.

Registration Rights Agreement

        We intend to enter into a registration rights agreement with TELUS and Baring immediately prior to the completion of this offering or the filing of any final prospectus in connection with this offering, pursuant to which we will agree to provide TELUS or Baring with certain demand and piggyback registration rights that will require us to use commercially reasonable efforts to effect the registration under applicable federal, state and provincial securities laws, in either Canada or the United States of any of our subordinate voting shares held by TELUS or Baring following the completion of this offering.

        We expect that under the registration rights agreement we will be generally responsible for all registration expenses in connection with the performance of our obligations under the registration rights provisions in the registration rights agreement. TELUS or Baring will generally be responsible for all underwriting discounts, selling commissions and securities transfer taxes applicable to any sale.

        We expect that the agreement will contain customary representations, covenants, and indemnification and contribution provisions by us for the benefit of TELUS and Baring and, in limited situations, by TELUS and Baring for the benefit of us.

Share Issuances

        In connection with the acquisition of Lionbridge AI, we issued 1,678,242 shares of Class A common shares to TELUS for proceeds of approximately $149.6 million and 901,101 shares of Class B common shares to Baring for proceeds of approximately $80.4 million to fund a portion of the purchase price. For more information on Lionbridge AI, see "Lionbridge AI". For details on other historical share issuances to TELUS and Baring, see Note 19: Related Party Transactions to our audited consolidated financial statements and Note 18: Related Party Transactions to our unaudited condensed interim consolidated financial statements included in this prospectus.

Related Party Transactions Policy

        Prior to the completion of this offering, we expect to implement formal policies and procedures for the review, approval or ratification of related-party transactions that may be required to be reported under the disclosure rules applicable to us. As at the date of this prospectus, such transactions, if and when they are proposed or have occurred, are reviewed by one or more of the board of directors, audit committee or the compensation committee (other than the directors or committee members involved, if any) on a case-by-case basis, depending on whether the nature of the transaction would otherwise be under the purview of the audit committee, the compensation committee or the board of directors.

Interests of Management and Others in Material Transactions

        Other than as described in this prospectus, there are no material interests, direct or indirect, of any of our directors or executive officers, any shareholder that beneficially owns, or controls or directs (directly or indirectly), a greater than 10% interest in the voting power of the company, or any associate or affiliate of any of the foregoing persons, in any transaction since the beginning of the preceding three financial years before the date of this prospectus that has materially affected or is reasonably expected to materially affect us or any of our subsidiaries.

Indebtedness

        None of our directors, executive officers, employees, former directors, former executive officers or former employees or any of our subsidiaries, and none of their respective associates or affiliates, is or has at any time since the beginning of the preceding three financial years has been indebted to us, TELUS or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us, TELUS or any of our subsidiaries.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information relating to the beneficial ownership of our shares as at December 31, 2020, by:

  •
  each of our directors;

  •
  each of our executive officers;

  •
  all directors and executive officers as a group; and

  •
  each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares, which includes each of the selling shareholders;

        Beneficial ownership is determined in accordance with SEC rules. The information is not necessarily indicative of beneficial ownership for any other purpose. In general, under these rules a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power or investment power with respect to such security. In addition, the rules include shares issuable pursuant to the exercise of stock options, warrants or other convertible securities that are either immediately exercisable or exercisable on or before March 1, 2021, which is 60 days after December 31, 2020. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or other convertible securities for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

        The percentage of subordinate voting shares and multiple voting shares beneficially owned prior to the offering is based on      ,      ,      and       Class A, Class B, Class C, Class D and Class E common shares, respectively, outstanding as at December 31, 2020, and assumes the completion of the reorganization described in "Description of Share Capital". The percentage of subordinate voting shares beneficially owned after the offering is based on (i) the issuance and sale by us of                 subordinate voting shares in this offering, (ii) no exercise of the underwriters' over-allotment option, and (iii) that none of our executive officers, directors, shareholders who beneficially own more than five percent of our subordinate voting shares or affiliates of the foregoing will participate in this offering, including pursuant to the directed share program. The number and percentage of subordinate voting shares beneficially owned after this offering do not include subordinate voting shares that may be purchased pursuant to the directed share program. See "Underwriting—Directed Share Program". The percentage of multiple voting shares beneficially owned after the offering is based on a total of                multiple voting shares to be outstanding after the offering, after giving effect to the reorganization.

        The address for each of our directors and executive officers listed below is c/o TELUS International (Cda) Inc., Floor 7, 510 West Georgia Street, Vancouver, BC V6B 0M3, Canada.

	Beneficial Ownership Before the Offering					Beneficial Ownership After the Offering
	Subordinate Voting Shares		Multiple Voting Shares		% of Total Voting Power before the Offering	Subordinate Voting Shares	Multiple Voting Shares		% of Total Voting Power after the Offering(4)
Name of Beneficial Owner	Shares	%	Shares	%		Shares(3)%	Shares	%
Directors and Executive Officers:
Jeffrey Puritt
Marilyn Tyfting
Vanessa Kanu
Charles Koskovich
Michael Ringman
Michel E. Belec
James Radzicki
Josh Blair
Kenneth Cheong
Doug French
Tony Geheran
Stephen Lewis
Jimmy Mahtani
All directors and executive officers as a group (13 persons)
5% Shareholders:
TELUS(1)
Baring(2)

(1)
Consists of shares held by TELUS Communications, Inc., 1276431 B.C. Ltd., 1276433 B.C. Ltd., 1276435 B.C. Ltd., 1276436 B.C. Ltd. and TELUS International Holding Inc., each a wholly-owned subsidiary of TELUS. For details on significant acquisitions of our common shares by TELUS, see "Prior Sales" and "Certain Relationships and Related Party Transactions-Share Issuances".

(2)
Consists of shares held by Riel B.V., which is indirectly and wholly-owned by The Baring Asia Private Equity Fund VI, L.P.1 ("Fund VI1"), The Baring Asia Private Equity Fund VI, L.P.2 ("Fund VI2") and certain of its affiliates. The general partner of Fund VI1 and Fund VI2 is Baring Private Equity Asia GP VI, L.P. ("Fund VI GP"). The general partner of Fund VI GP is Baring Private Equity Asia GP VI Limited ("Fund VI Limited"). As the sole shareholder of Fund VI Limited, Jean Eric Salata may be deemed to have voting and dispositive power with respect to the shares beneficially owned by Fund VI and Fund VI2 and their affiliates, but disclaims beneficial ownership of such shares. The address of Fund VI GP, Fund VI Limited, and Jean Eric Salata is c/o Maples Corporate Services Limited, 390 GT Ugland House, South Church Street, Georgetown, Grand Cayman, Cayman Islands. For details on significant acquisitions of our common shares by Baring, see "Prior Sales" and "Certain Relationships and Related Party Transactions—Share Issuances".

(3)
Figure represents ownership on a non-diluted basis. On a fully-diluted basis (assuming the conversion of all multiple voting shares to subordinate voting shares and the exercise of all options), TELUS' and Baring's respective ownership represents        % and        % of the issued and outstanding subordinate voting shares immediately following the closing of this offering. If the underwriters' over-allotment option is exercised in full, TELUS and Baring's respective ownership represents        % (        % on a fully diluted basis) and        % (        % on a fully diluted basis) of the issued and outstanding subordinate voting shares immediately following the closing of this offering.

(4)
Percentage of total voting power represents voting power with respect to all of our subordinate voting shares and multiple voting shares, as a single class. The holders of our multiple voting shares are entitled to 10 votes per share, and holders of our subordinate voting shares are entitled to one vote per share. For more information on the voting rights attaching to our subordinate voting shares and multiple voting shares, see "Description of Share Capital—Authorized Share Capital—Subordinate Voting Shares and Multiple Voting Shares".

        As at December 31, 2020, we had        registered holders of our Class A, Class B, Class C, Class D and Class E common shares (collectively, the "Pre-Offering Common Shares"), with        registered holders in Canada, representing        % of our outstanding Pre-Offering Common Shares, and         registered holders in the United States, representing        % of our outstanding Pre-Offering Common Shares.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Agreement

General

        We entered into a senior secured credit agreement, which includes two revolving credit facilities and loan facility agreement, originally dated as of May 31, 2016 and amended and restated on January 28, 2020 and as further amended and restated on December 18, 2020, with The Bank of Nova Scotia, as administrative agent and certain other financial institutions and TELUS, serving as a lender. The credit agreement provides for (i) a $230.0 million revolving facility, (ii) a $620.0 million revolving facility ($250.0 million of which could only be used to finance the acquisition of Lionbridge AI), (iii) a $600.0 million term loan facility and (iv) a $250.0 million term loan facility to finance the acquisition of Lionbridge AI. In addition, the revolving credit facilities each include a sub-facility for standby letters of credit with an aggregate cap of C$50.0 million or the equivalent in U.S. dollars or euros. The facilities generally bear interest at various floating rates, with a credit spread that varies by reference to the ratio of total net debt to EBITDA for the applicable fiscal quarter. The $620.0 million revolving credit facility and the term loan facilities are subject to an accordion feature allowing us to increase either or both of these facilities by up to an aggregate amount of $250.0 million, subject to certain customary conditions and increases in interest rates and standby fees. The revolving credit facilities and the $600.0 million term loan facility mature on January 28, 2025. The $250.0 million term loan facility will mature on December 22, 2022. The obligations thereunder are guaranteed by all of our wholly-owned subsidiaries and secured by a first priority interest in all of our assets and equity interests in our subsidiaries. As at September 30, 2020, there was $351.5 million outstanding under the revolving credit facilities and $585.0 million outstanding under the initial term loan facility. Indebtedness incurred under the credit agreement was used to finance the acquisitions of (i) the non-controlling interest in Xavient and the follow-on purchase of Xavient, (iii) CCC and (iii) Lionbridge AI. In connection with the acquisition of Lionbridge AI, we borrowed an additional $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities. For more information, see "Lionbridge AI".

        TELUS, our parent company and controlling shareholder, is a lender under the credit agreement, with a lending responsibility up to 8.8% of the amounts available to us under our facilities (at an aggregate level based on the total size of the credit facilities) as of the date of this prospectus.

Covenants and Events of Default

        The credit agreement imposes certain customary restrictions on our activities, including, but not limited to, and subject to certain customary exceptions, our ability to incur indebtedness (including guarantee obligations), incur liens, engage in certain fundamental changes, amend, modify or terminate the master services agreement and shared services agreements we have entered into with TELUS and the shareholders' agreements we have entered into with TELUS and Baring, make acquisitions or investments, and sell assets. For more information on the agreements we have entered to with TELUS and Baring, please see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS" and "Certain Relationships and Related Party Transactions—Our Relationships with TELUS and Baring".

        The credit agreement also requires us to maintain a total net debt to EBITDA ratio of 5.25 to 1 for each fiscal quarter from and including the fiscal quarter ending December 31, 2020, to and including the fiscal quarter ending December 31, 2021, with a step down to 4.50 to 1 for each fiscal quarter thereafter until and including the fiscal quarter ending December 31, 2022, and a further step down to 3.75 to 1 for each fiscal quarter thereafter. If we make permitted acquisitions with an aggregate cash consideration above $60 million in any twelve-month period, we may request that the maximum permitted total net debt to EBITDA ratio steps up to 4.50 to 1 for the fiscal quarter in which such threshold was exceeded and for each of the seven following fiscal quarters, returning, thereafter, to 3.75 to 1. We are also required to maintain a consolidated debt service coverage ratio financial covenant of at least 1.5 to 1.00 in every fiscal quarter.

        The credit agreement provides for customary events of default, including, without limitation: (a) cross-default and cross-acceleration to indebtedness and judgments of over $25.0 million, (b) TELUS ceasing to have the power to, directly or indirectly, (i) vote shares that represent more than 50% our voting shares, (ii) direct our management, business or policies and (iii) elect or appoint a majority of our directors, and (b) termination of the master services agreement and the shared services agreements we have entered into with TELUS.

 DESCRIPTION OF SHARE CAPITAL

General

        In connection with this offering, we will effect a 1-for-        split of each of our outstanding classes of securities. Prior to the closing of this offering, we will undertake certain transactions to amend our share capital as follows:

  •
  TELUS will exchange all of its outstanding Class A common shares, Class C common shares and Class D common shares for Class B common shares;

  •
  each holder of Class C common shares and Class D common shares will exchange their shares for Class E common shares;

  •
  our notice of articles will be altered and our articles will be amended to:

  •
  redesignate our Class B common shares as multiple voting shares;

  •
  redesignate our Class E common shares as subordinate voting shares;

  •
  eliminate our Class A common shares, Class C common shares, Class D common shares, Class A preferred shares and Class B preferred shares; and

  •
  authorize an unlimited number of preferred shares, issuable in series.

        The following is a summary of the terms of our subordinate voting shares, multiple voting shares and preferred shares, as set forth in our notice of articles and articles (as used herein, references to our articles are to the notice of articles and articles as they will be amended and restated in connection with this offering), and certain related sections of the BCBCA. The following summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles, the form of which is filed as an exhibit to the registration statement relating to this offering, and the applicable provisions of the BCBCA. You may obtain copies of our articles as described under "Where You Can Find More Information" in this prospectus.

Authorized Share Capital

        Effective upon the closing of this offering, our share capital will consist of an unlimited number of subordinate voting shares, an unlimited number of multiple voting shares and an unlimited number of preferred shares, issuable in series. Immediately following the closing of this offering, we expect to have                        subordinate voting shares issued and outstanding and                                    multiple voting shares issued and outstanding (assuming, in each case, no exercise of the over-allotment option), and no preferred shares issued and outstanding. All of the issued and outstanding multiple voting shares will, directly or indirectly, be held by TELUS, Baring and their respective Permitted Holders (as defined below).

        The subordinate voting shares are "restricted securities" within the meaning of such term under applicable securities laws in Canada. We are exempt from the requirements of Section 12.3 of National Instrument 41-101—General Prospectus Requirements on the basis that we were a private issuer within the meaning of such term under applicable securities laws in Canada immediately before filing this prospectus.

Subordinate Voting Shares and Multiple Voting Shares

        Holders of our multiple voting shares are entitled to 10 votes per multiple voting share and holders of subordinate voting shares are entitled to one vote per subordinate voting share on all matters upon which holders of shares are entitled to vote. After giving effect to the offering, the subordinate voting shares will collectively represent        % of our total issued and outstanding shares

and        % of the combined voting power attached to all of our issued and outstanding shares (        % and        %, respectively, if the over-allotment option is exercised in full). Subject to the prior rights of the holders of our preferred shares, the holders of our multiple voting shares and subordinate voting shares are entitled to receive dividends as and when declared by our board of directors, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. See the section entitled "Dividend Policy". Subject to the prior payment to the holders of our preferred shares, if any, in the event of our liquidation, dissolution or winding-up or other distribution of our assets among our shareholders, the holders of our multiple voting shares and subordinate voting shares are entitled to share pro rata in the distribution of the balance of our assets, without preference or distinction among or between the subordinate voting shares and the multiple voting shares. Holders of multiple voting shares and subordinate voting shares have no pre-emptive or conversion or exchange rights or other subscription rights, except that each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share and our multiple voting shares will automatically convert into subordinate voting shares upon certain transfers and other events, as described below under "—Conversion". There are no redemption, retraction, purchase for cancellation or surrender provisions or sinking or purchase fund provisions applicable to our subordinate voting shares or multiple voting shares. There is no provision in our articles requiring holders of subordinate voting shares or multiple voting shares to contribute additional capital, or permitting or restricting the issuance of additional securities or any other material restrictions. The special rights or restrictions attached to the subordinate voting shares and multiple voting shares are subject to and may be adversely affected by, the rights attached to any series of preferred shares that we may designate in the future.

Conversion

        The subordinate voting shares are not convertible into any other class of shares. Each outstanding multiple voting share may at any time, at the option of the holder, be converted into one subordinate voting share. Upon the first date that any multiple voting share beneficially owned by a person other than by a Permitted Holder (as defined below), the Permitted Holder which held such multiple voting share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert such multiple voting share into a fully paid and non-assessable subordinate voting share.

        In addition:

  •
  all multiple voting shares held by the TELUS Permitted Holders will convert automatically into subordinate voting shares at such time as the TELUS Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least        % of the issued and outstanding subordinate voting shares and multiple voting shares; and

  •
  all multiple voting shares held by the Baring Permitted Holders will convert automatically into subordinate voting shares at such time as the Baring Permitted Holders that hold multiple voting shares no longer as a group beneficially own, directly or indirectly and in the aggregate, at least        % of the issued and outstanding subordinate voting shares and multiple voting shares.

        For the purposes of the foregoing:

        "Affiliate" means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such specified Person;

        "Baring Permitted Holders" means any funds managed or advised by Baring Private Equity Asia Group Limited or any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed or advised by Baring Private Equity Asia Group Limited or an Affiliate of Baring Private Equity Asia Group Limited;

        "Permitted Holders" means any of (i) the Baring Permitted Holders, and (ii) the TELUS Permitted Holders;

        "Person" means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

        "TELUS Permitted Holders" means TELUS and any of its Affiliates, in each case provided that it is controlled, directly or indirectly, or managed by TELUS or an Affiliate of TELUS;

        A Person is "controlled" by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

Preferred Shares

        Under our articles, preferred shares may be issued in one or more series. Accordingly, our board of directors is authorized, without shareholder approval but subject to the provisions of the BCBCA, to determine the maximum number of shares of each series, create an identifying name for each series and attach such special rights or restrictions, including dividend, liquidation and voting rights, as our board of directors may determine, and such special rights or restrictions, including dividend, liquidation and voting rights, may be superior to those of each of the subordinate voting shares and the multiple voting shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change of control of our company and might adversely affect the market price of our subordinate voting shares and multiple voting shares and the voting and other rights of the holders of subordinate voting shares and multiple voting shares. We have no current plan to issue any preferred shares.

Certain Important Provisions of our Articles and the BCBCA

        The following is a summary of certain important provisions of our articles and certain related sections of the BCBCA. Please note that this is only a summary and is not intended to be exhaustive. This summary is subject to, and is qualified in its entirety by reference to, the provisions of our articles and the BCBCA.

        In addition, the shareholders' agreement we plan to execute with TELUS and Baring in connection with this offering contains certain restrictions on your rights as a shareholder. See "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Shareholders' Agreement".

Stated Objects or Purposes

        Our articles do not contain stated objects or purposes and do not place any limitations on the business that we may carry on.

Directors

        Power to vote on matters in which a director is materially interested.    Under the BCBCA a director who has a material interest in a contract or transaction, whether made or proposed, that is material to us, must disclose such interest to us, subject to certain exceptions such as if the contract or transaction: (i) is an arrangement by way of security granted by us for money loaned to, or obligations undertaken by, the director for our benefit or for one of our affiliates' benefit; (ii) relates to an indemnity or insurance permitted under the BCBCA; (iii) relates to the remuneration of the director in his or her capacity as director, officer, employee or agent of our company or of one of our affiliates; (iv) relates to a loan to our company while the director is the guarantor of some or all of the loan; or (v) is with a corporation that is affiliated to us while the director is also a director or senior officer of that corporation or an affiliate of that corporation.

        A director who holds such disclosable interest in respect of any material contract or transaction into which we have entered or propose to enter may be required to absent himself or herself from the meeting while discussions and voting with respect to the matter are taking place. A director who holds a disclosable interest may also be liable to account to us for any profit that accrues to the director under or as a result of a contract or transaction in which the director holds a disclosable interest, unless the contract or transaction is: (a) approved by the other directors or by a special resolution of the shareholders, or (b) the contract or transaction was entered into before the individual became a director, the disclosable interest was disclosed to the other directors and shareholders and the director who holds the disclosable interest does not vote on any decision or resolution touching on the contract or transaction. Directors will also be required to comply with certain other relevant provisions of the BCBCA regarding conflicts of interest.

        Number of shares required to be owned by a director.    Neither our articles nor the BCBCA provide that a director is required to hold any of our shares as a qualification for holding his or her office. Our board of directors has discretion to prescribe minimum share ownership requirements for directors.

Issuance of Additional Multiple Voting Shares

        We may not issue multiple voting shares without the approval of at least two-thirds of the votes cast at a meeting of the holders of subordinate voting shares duly held for that purpose. However, approval is not required in connection with a subdivision or consolidation on a pro rata basis as between the subordinate voting shares and the multiple voting shares.

Subdivision or Consolidation

        No subdivision or consolidation of the subordinate voting shares or the multiple voting shares may be carried out unless, at the same time, the multiple voting shares or the subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments and Change of Control

        In addition to any other voting right or power to which the holders of subordinate voting shares shall be entitled by law or regulation or other provisions of our articles from time to time in effect, but subject to the provisions of our articles, holders of subordinate voting shares shall be entitled to vote separately as a class, in addition to any other vote of our shareholders that may be required, in respect of any alteration, repeal or amendment of our articles which would adversely affect the rights or special rights of the holders of subordinate voting shares or affect the holders of subordinate voting shares and multiple voting shares differently, on a per share basis, including an amendment to our articles that provides that any multiple voting shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into subordinate voting shares.

        Pursuant to our articles, holders of subordinate voting shares and multiple voting shares will be treated equally and identically, on a per share basis, in certain change of control transactions that require approval of our shareholders under the BCBCA, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of our subordinate voting shares and multiple voting shares, each voting separately as a class.

        Our articles do not otherwise contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

Shareholder Meetings

        Subject to applicable stock exchange requirements, we must hold a general meeting of our shareholders at least once every year at a time and place determined by our board of directors, provided that the meeting must not be held later than 15 months after the preceding annual general meeting. A meeting of our shareholders may be held anywhere in or outside British Columbia.

        A notice to convene a meeting, specifying the date, time and location of the meeting, and, where a meeting is to consider special business, the general nature of the special business must be sent to each shareholder entitled to attend the meeting and to each director not less than 21 days and no more than 60 days prior to the meeting, although, as a result of applicable securities laws, the minimum time for notice is effectively longer in most circumstances. Under the BCBCA, shareholders entitled to notice of a meeting may waive or reduce the period of notice for that meeting, provided applicable securities laws are met. The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any person entitled to notice does not invalidate any proceedings at that meeting.

        A quorum for meetings of shareholders is present if shareholders who, in the aggregate, hold at least 25% of the issued shares plus at least a majority of multiple voting shares entitled to be voted at the meeting are present in person or represented by proxy. If a quorum is not present at the opening of any meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place, unless the meeting was requisitioned by shareholders, in which case the meeting is dissolved.

        Holders of our subordinate voting shares and multiple voting shares are entitled to attend and vote at meetings of our shareholders except meetings at which only holders of a particular class are entitled to vote. Except as otherwise provided with respect to any particular series of preferred shares, and except as otherwise required by law, the holders of our preferred shares are not entitled as a class to receive notice of, or to attend or vote at any meetings of our shareholders. Our directors, our secretary (if any), our auditor and any other persons invited by our chair or directors or with the consent of those at the meeting are entitled to attend any meeting of our shareholders but will not be counted in the quorum or be entitled to vote at the meeting unless he or she is a shareholder or proxyholder entitled to vote at the meeting.

Shareholder Proposals and Advance Notice Procedures

        Under the BCBCA, qualified shareholders holding at least one percent (1%) of our issued voting shares may make proposals for matters to be considered at the annual general meeting of shareholders. Such proposals must be sent to us in advance of any proposed meeting by delivering a timely written notice in proper form to our registered office in accordance with the requirements of the BCBCA. The notice must include information on the business the shareholder intends to bring before the meeting. To be a qualified shareholder, a shareholder must currently be and have been a registered or beneficial owner of at least one share of the company for at least two years before the date of signing the proposal.

        We have included certain advance notice provisions with respect to the election of our directors in our articles (the "Advance Notice Provisions"). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, special meetings; (ii) ensure that all shareholders receive adequate notice of board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors.

        Under the Advance Notice Provisions, a shareholder wishing to nominate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the "Notice Date") is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the Notice Date, provided that, in either instance, if notice-and-access (as defined in National Instrument 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

        These provisions could have the effect of delaying until the next shareholder meeting the nomination of certain persons for director that are favored by the holders of our outstanding voting securities.

Take-Over Bid Protection

        Under applicable securities laws in Canada, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of subordinate voting shares will be entitled to participate on an equal footing with holders of multiple voting shares, the holders of multiple voting shares upon completion of this offering will enter into a customary coattail agreement with us and a trustee (the "Coattail Agreement"). The Coattail Agreement will contain provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of subordinate voting shares of rights under applicable securities laws in Canada to which they would have been entitled if the multiple voting shares had been subordinate voting shares.

        The undertakings in the Coattail Agreement will not apply to prevent a sale by the holders of multiple voting shares or their Permitted Holders of multiple voting shares if concurrently an offer is made to purchase subordinate voting shares that:

  •
  offers a price per subordinate voting share at least as high as the highest price per share to be paid pursuant to the take-over bid for the multiple voting shares;

  •
  provides that the percentage of outstanding subordinate voting shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of multiple voting shares to be sold (exclusive of multiple voting shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

  •
  has no condition attached other than the right not to take up and pay for subordinate voting shares tendered if no shares are purchased pursuant to the offer for multiple voting shares; and

  •
  is in all other material respects identical to the offer for multiple voting shares.

        In addition, the Coattail Agreement will not prevent the transfer of multiple voting shares to Permitted Holders, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would be exempt from certain requirements applicable to take-over bids under applicable securities laws in Canada. The conversion of multiple voting shares into subordinate voting shares, whether or not such subordinate voting shares are subsequently sold, would not constitute a disposition of multiple voting shares for the purposes of the Coattail Agreement.

        Under the Coattail Agreement, any sale of multiple voting shares by a holder of multiple voting shares party to the Coattail Agreement will be conditional upon the transferee becoming a party to the Coattail Agreement, to the extent such transferred multiple voting shares are not automatically converted into subordinate voting shares in accordance with our articles.

        The Coattail Agreement will contain provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the subordinate voting shares. The obligation of the trustee to take such action will be conditional on us or holders of the subordinate voting shares providing such funds and indemnity as the trustee may reasonably require. No holder of subordinate voting shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding subordinate voting shares and reasonable funds and indemnity have been provided to the trustee.

        Other than in respect of non-material amendments and waivers that do not adversely affect the interests of holders of subordinate voting shares, the Coattail Agreement will provide that, among other things, it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada; and (b) the approval of at least two-thirds of the votes cast by holders of subordinate voting shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to subordinate voting shares held by the holders of multiple voting shares or their respective permitted transferees and any persons who have an agreement to purchase multiple voting shares on terms which would constitute a sale or disposition for purposes of the Coattail Agreement, other than as permitted thereby.

        No provision of the Coattail Agreement will limit the rights of any holders of subordinate voting shares under applicable law.

Forum Selection

        We have included a forum selection provision in our articles that provides that, unless we consent in writing to the selection of an alternative forum, the Superior Court of British Columbia, Canada and the appellate courts therefrom, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us; (iii) any action or proceeding asserting a claim arising pursuant to any provision of the BCBCA or our articles; or (iv) any action or proceeding asserting a claim otherwise related to the relationships among us, our affiliates and their respective shareholders, directors and/or officers, but excluding claims related to our business or such affiliates. The forum selection provision also provides that our securityholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions. This forum selection provision will not apply to any causes of action arising under the Securities Act, or the Exchange Act. The Securities Act provides that both federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder, and the Exchange Act provides that federal courts have exclusive jurisdiction over suits brought to enforce any duty or liability under the Exchange Act or the rules and regulations thereunder. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the sole and exclusive forum for resolving any complaint filed in the United States asserting a cause of action arising under the Securities Act and the Exchange Act. Investors cannot waive, and accepting or consenting to this forum selection provision does not represent you are waiving compliance with U.S. federal securities laws and the rules and regulations thereunder.

Limitation of Liability and Indemnification

        Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company's request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person's position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual's conduct in respect of which proceeding was brought was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding, but only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application of an indemnifiable person or us, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual's respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

Transfer Agent and Registrar

        The transfer agent and registrar for our subordinate voting shares and multiple voting shares in the United States is Computershare Trust Company, N.A. at its principal office in Canton, Ohio, and in Canada is Computershare Investor Services Inc. at its principal office in Calgary, Alberta.

Ownership and Exchange Controls

        There is no limitation imposed by Canadian law or by our articles on the right of a non-resident to hold or vote our subordinate voting shares or multiple voting shares, other than discussed below.

Competition Act

        Limitations on the ability to acquire and hold our subordinate voting shares and multiple voting shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the "Commissioner"), to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to challenge this type of acquisition by seeking a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

        This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period or issues an advance ruling certificate. The Commissioner's review of a notifiable transaction for substantive competition law considerations may take longer than the statutory waiting period.

Investment Canada Act

        The Investment Canada Act requires each "non Canadian" (as defined in the Investment Canada Act) who acquires "control" of an existing "Canadian business", to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction under the Investment Canada Act. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of "net benefit to Canada" taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our subordinate voting shares or multiple voting shares by a non-Canadian who is a World Trade Organization member country investor, including a United States investor, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value (as determined pursuant to the Investment Canada Act and its regulations) was equal to or greater than the amount specified, which is currently C$1.631 billion. For other investors who are not state-owned enterprises the threshold is currently C$1.075 billion for 2021.

        The Investment Canada Act contains various rules to determine if there has been an acquisition of control. Generally, for purposes of determining whether an investor has acquired control of a corporation by acquiring shares, the following general rules apply, subject to certain exceptions: the acquisition of a majority of the undivided ownership interests in the voting shares of the corporation is deemed to be acquisition of control of that corporation; the acquisition of less than a majority, but one-third or more, of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquirer through the ownership of voting shares; and the acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation.

        Under the national security review regime in the Investment Canada Act, review on a discretionary basis may also be undertaken by the federal government in respect to a much broader range of investments by a non-Canadian to "acquire, in whole or part, or to establish an entity carrying on all or any part of its operations in Canada". No financial threshold applies to a national security review. The relevant test is whether such investment by a non-Canadian could be "injurious to national security". The responsible ministers have broad discretion to determine whether an investor is a non-Canadian and therefore subject to national security review. Review on national security grounds is at the discretion of the responsible ministers, and may occur on a pre- or post-closing basis.

        Certain transactions relating to our subordinate voting shares and multiple voting shares will generally be exempt from the Investment Canada Act, subject to the federal government's prerogative to conduct a national security review, including:

  •
  the acquisition of our subordinate voting shares and multiple voting shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

  •
  the acquisition of control of us in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

  •
  the acquisition of control of us by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of us, through ownership of our subordinate voting shares and multiple voting shares, remains unchanged.

Other

        There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or that would affect the remittance of dividends (if any) or other payments by us to non-resident holders of our subordinate voting shares and multiple voting shares, other than withholding tax requirements.

Listing

        We have applied for listing of our subordinate voting shares on the NYSE and on the TSX under the symbol "TINT". Our subordinate voting shares will trade in U.S. dollars on the NYSE and on the TSX. There is no assurance that the NYSE and the TSX will approve our listing application, and any such listing of our subordinate voting shares will be conditional upon us fulfilling all of the listing requirements and conditions of the NYSE and the TSX.

Options to Purchase Securities and Phantom Options

        We have previously granted option awards and equity-settled and cash-settled phantom option awards to purchase Class D common shares under our Omnibus Long-Term Incentive Plan ("MIP") at a price equal to, or a multiple of, the fair market value at the time of grant as a form of retention and incentive compensation. The following table sets forth information regarding the outstanding option awards and phantom option awards to acquire Class D common shares as of September 30, 2020. See "Executive Compensation—At-risk Pay: Long-term Incentives" for more information.

Category of Holder	Number of Options(1)		Exercise Price per Option ($)(1)		Expiration Dates
All of our executive officers and past executive officers, as a group (7 in total)	734,771	(2)	$31.13	(3)	From December 23, 2026 to December 27, 2029
All of our directors and past directors who are not also executive officers, as a group (0 in total)	—		—		—
All directors of our subsidiaries who are not also executive officers of the subsidiary, as a group (0 in total)	—		—		—
All of our other employees and past employees, as a group (1 in total)	2,669		$21.90		December 23, 2026

(1)
Not adjusted to give effect to the 1-for- split of our Class D common shares in connection with this offering. See "Description of Share Capital".

(2)
Represents outstanding option awards and the share-settled portion of outstanding phantom options to purchase Class D common shares. Awards of phantom options are 50% cash settled and 50% equity settled. For additional information on our equity-based compensation, please see "Executive Compensation—Company Equity-based Compensation Plans at a Glance".

(3)
Represents the weighted average exercise price of all outstanding options to purchase Class D common shares, whether vested or unvested.

Company Phantom Restricted Share Units and TELUS Phantom Restricted Share Units

        We have previously granted phantom restricted share units under our MIP and under our Long-Term Incentive Plan that are nominally equal in value to one Class D Common Share, as a form of retention and incentive compensation. We have also previously granted phantom restricted share units under our MIP that are nominally equal in value to one TELUS common share, as a form of retention and incentive compensation. See "Executive Compensation—At-risk pay: Long-term incentives" for more information.

        As described herein, in connection with this offering we will effect a 1-for-            split of, among others, our Class D common shares and prior to the closing of this offering will amend our articles in order to amend our share capital to create our multiple voting shares and create our subordinate voting shares. For additional information on our equity-based compensation, please see "Executive Compensation—TI Equity-based Plans at a Glance".

        Upon completion of the offering, we expect our board to consider the adoption of other equity compensation plans.

Prior Sales

        The following table summarizes issuances of the securities of the class distributed under this prospectus and securities convertible into securities of the class distributed under this prospectus during the 12-month period preceding the date of this prospectus.

Date of Issue	Security	Number of Securities Issued or Sold(1)	Issue Price/Exercise Price per Security(1)
January 29, 2020	Class B common shares	1,782,620	$38.09
January 29, 2020	Class A common shares	3,260,580	$38.09
January 29, 2020	Class C common shares	50,000	$38.09
January 31, 2020	Class E common shares	1,449,004	$62.10
April 1, 2020	Class C common shares	785,660	$62.10
April 1, 2020	Option to purchase Class B common shares(2)	421,822	$62.10
April 30, 2020	Option to purchase Class B common shares(2)	648,431	$62.10
April 30, 2020	Class A common shares	1,207,729	$62.10
October 19, 2020	Class B common shares(2)	1,070,253	$62.10
December 29, 2020	Class A common shares	1,678,242	$89.17
December 29, 2020	Class B common shares	901,101	$89.17

(1)
The amounts referred to in the column do not reflect the 1-for-            split of our outstanding equity securities in connection with the reorganization, as the number of securities issued or sold and their issue price were not changed by the share split. Prior to the closing of this offering, our share capital will be amended to create our multiple voting shares and subordinate voting shares. See "Description of Share Capital—General".

(2)
An option to purchase Class B common shares was granted to Baring, exercised in full on September 29, 2020 and settled on October 19, 2020. The Company allocated all net proceeds received from Baring to repay outstanding indebtedness.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there was no public market for our subordinate voting shares. Future sales of our subordinate voting shares in the public market, or the availability for sale of substantial amounts of our subordinate voting shares in the public market, could adversely affect prevailing market prices and could impair our ability to raise equity capital in the future.

        Upon closing of this offering, we will have            subordinate voting shares outstanding. All subordinate voting shares issued in this offering will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales of substantial numbers of our subordinate voting shares in the public market could adversely affect prevailing market prices of our subordinate voting shares. While we have applied to list our subordinate voting shares on the NYSE and the TSX, we cannot assure you that a regular trading market will develop in our subordinate voting shares. Listing will be subject to us fulfilling all the listing requirements of the NYSE and the TSX. The NYSE and the TSX have not conditionally approved our listing application and there is no assurance that the NYSE and the TSX will approve our listing applications.

Lock-Up Agreements

        In connection with this offering, we and all of our directors and executive officers and the holders of all of our multiple voting shares, including the selling shareholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our shares or securities convertible into or exchangeable for shares during the period from the date of the lock-up agreement continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC. See "Underwriting". Following the lock-up periods set forth in the agreements described above, and assuming that the underwriters do not release any parties from these agreements, all of the shares that are held by these parties as at the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 and Regulation S under the Securities Act.

Rule 144

        Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets.

        In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our "affiliates" for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our "affiliates", is entitled to sell such securities in the U.S. public market without complying with the manner of sale, volume limitation or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the securities proposed to be sold for at least one year, including the holding period of any prior owner other than "affiliates", then such person is entitled to sell such securities in the public market without complying with any of the requirements of Rule 144.

        Additionally, in general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our "affiliates", as defined in Rule 144, who have beneficially owned the securities proposed to be sold for at least six months are entitled to sell in the public market, and within any three-month period, a number of those securities that does not exceed the greater of:

  •
  1% of the number of shares then outstanding, which will equal approximately immediately after this offering; or

  •
  the average weekly trading volume of our shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Such sales under Rule 144 by our "affiliates" or persons selling shares on behalf of our "affiliates" are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.

Rule 701

        Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares acquired pursuant to Rule 701 in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who, prior to the closing of this offering, purchased or may purchase shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all shares of Rule 701 shares are subject to lock-up agreements as described below and in the section titled "Underwriting" and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Regulation S

        Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.

Canadian Resale Restrictions

        Any sale of any of our shares which constitutes a "control distribution" under Canadian securities laws (generally a sale by a person or a group of persons holding more than 20% of our outstanding voting securities) will be subject to restrictions under Canadian securities laws in addition to those restrictions noted above, unless the sale is qualified under a prospectus filed with Canadian securities regulatory authorities, or if prior notice of the sale is filed with the Canadian securities regulatory authorities at least seven days before any sale and there has been compliance with certain other requirements and restrictions regarding the manner of sale, payment of commissions, reporting and availability of current public information about us and compliance with applicable Canadian securities laws.

Form S-8 Registration Statements

        Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register our subordinate voting shares subject to share options outstanding or reserved for issuance under our share plans. The registration statement on Form S-8 will become effective automatically upon filing. Subordinate voting shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately.

Registration Rights

        Upon completion of this offering, certain holders of our multiple voting shares will be entitled to rights in certain circumstances that enable such holders to require us to qualify by prospectus in Canada or pursuant to a registration statement in the United States all or any portion of the subordinate voting shares issuable to them upon conversion of the multiple voting shares held by them. For more information on these registration rights, see "Certain Relationships and Related Party Transactions—Our Relationship with TELUS and Baring—Registration Rights Agreements".

 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. PERSONS

        The following discussion is a summary of certain U.S. federal income tax consequences relating to the acquisition, ownership and disposition to U.S. Holders, as defined below, of the subordinate voting shares (the "Shares"). This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a particular person's decision to acquire the Shares. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code") and U.S. Treasury regulations promulgated thereunder, as well as judicial and administrative interpretations thereof and the income tax treaty between the United States and Canada (the "Treaty"), in each case as in effect as of the date of this Prospectus. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below, and there can be no assurance that the IRS or U.S. courts will agree with the tax consequences described in this summary. The Company undertakes no obligation to publicly update or otherwise revise this summary whether as a result of new U.S. Treasury regulations, Code sections, judicial and administrative interpretations or otherwise.

        This summary applies only to U.S. Holders (as defined below) that purchase Shares in this offering and hold the Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address any U.S. federal estate and gift tax, alternative minimum tax or Medicare tax on net investment income consequences, or any U.S. state or local or non-U.S. tax consequences. This summary also does not address the tax considerations that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

  •
  banks and other financial institutions;

  •
  insurance companies;

  •
  regulated investment companies or real estate investment trusts;

  •
  dealers or traders in securities or currencies that use a mark-to-market method of accounting;

  •
  tax exempt organizations, retirement plans, individual retirement accounts and other tax deferred accounts;

  •
  persons holding the Shares as part of a straddle, hedging, conversion or integrated transaction for U.S. federal income tax purposes;

  •
  U.S. expatriates;

  •
  persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

  •
  any entity or arrangement classified as a partnership for U.S. federal income tax purposes or investors therein;

  •
  persons who own or are deemed to own, directly or constructively, 10% or more of Company's stock (by vote or value);

  •
  persons holding the Shares in connection with a trade or business conducted outside the United States; or

  •
  persons who do not qualify for the benefits of the Treaty.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL,

NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SHARES.

        As used herein, "U.S. Holder" means a beneficial owner of Shares that is (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes (which includes a "green card holder"), (ii) a corporation (or other entity taxable as a corporation for U.S. federal tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust that (a) is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have authority to control all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds the Shares generally will depend on the status of the partner and the activities of the partnership. Partnerships considering an investment in the Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the acquisition, ownership and disposition of the Shares.

Distributions on the Shares

        Subject to the PFIC rules discussed below, the gross amount of any distribution made by the Company to a U.S. Holder with respect to the Shares (including the amount of any Canadian taxes withheld therefrom) generally will be included in such holder's gross income as non-U.S. source dividend income in the year actually or constructively received, but only to the extent that the distribution is paid out of the Company's current or accumulated earnings and profits (as determined under U.S. federal income tax principles). As a non-U.S. company, the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles. Therefore, it is expected that any distributions generally will be reported to U.S. Holders as dividends. Any dividends that the Company pays will not be eligible for the dividends-received deduction allowed to certain corporate U.S. Holders.

        With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be eligible to be taxed at favorable rates applicable to "qualified dividend income", provided that (1) the Shares are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (such as the Treaty), (2) the Company is not a PFIC (as discussed below) with respect to the relevant U.S. Holder for either its taxable year in which the dividend is paid or the preceding taxable year and (3) certain minimum holding period and other requirements are met. Pursuant to IRS authority, the Shares should be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NYSE. U.S. Holders are urged to consult their tax advisors regarding the availability of the favorable rate applicable to qualified dividend income for any dividends the Company pays with respect to the Shares.

        Any dividends the Company pays to U.S. Holders generally will constitute non-U.S. source "passive category" income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, Canadian tax withheld with respect to distributions made on the Shares may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Alternatively, a U.S. Holder may, subject to applicable limitations, elect to deduct the otherwise creditable Canadian withholding taxes for U.S. federal income tax purposes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder's particular circumstances. Accordingly, a U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances.

Sale, Exchange or Other Taxable Disposition of the Shares

        Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize gain or loss upon the taxable sale, exchange or other disposition of the Shares in an amount equal to the difference between (i) the U.S. dollar value of the amount realized upon the sale, exchange or other taxable disposition and (ii) such U.S. Holder's adjusted tax basis in the Shares. Generally, such gain or loss will be capital gain or loss and will be long- term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, such U.S. Holder has held the Shares for more than one year. If such U.S. Holder is an individual or other non-corporate U.S. Holder, long-term capital gains will be subject to a reduced maximum U.S. federal income tax rate. The deductibility of capital losses is subject to limitations under the Code. Gain or loss, if any, that a U.S. Holder realizes upon a sale, exchange or other taxable disposition of the Shares generally will be treated as having a U.S. source for U.S. foreign tax credit limitation purposes.

PFIC Rules

        The taxation of U.S. Holders will depend on whether the Company is treated as a PFIC for U.S. federal income tax purposes. A non-U.S. corporation will be a PFIC in any taxable year in which either (i) at least 75% of its gross income is "passive income" or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets which produce passive income or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. The Company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% by value of the stock.

        Based on the Company's income, assets and business activities, including the receipt and application of the proceeds of the issue and sale of the Shares, the Company does not believe that it was a PFIC for its 2019 taxable year and the Company expects that it will not be classified as a PFIC for U.S. federal income tax purposes for its current taxable year or in the near future. The determination of PFIC status is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond the Company's control, including the relative values of the Company's assets and its subsidiaries, and the amount and type of their income. As a result, there can be no assurance that the Company will not be a PFIC in 2020 or any subsequent year or that the IRS will agree with the Company's conclusion regarding its PFIC status and would not successfully challenge our position.

        If the Company were to be treated as a PFIC in any taxable year, in addition to certain form filing requirements, U.S. Holders of the Shares generally would be subject to additional taxes (including taxation at ordinary income rates and an interest charge) under the PFIC excess distribution rule on any "excess distributions" received from the Company and on any gain realized from a sale or other disposition of such Shares, regardless of whether the Company continues to be a PFIC in the year such distribution is received or gain is realized. A U.S. Holder would be treated as receiving an excess distribution in a taxable year to the extent that distributions on the Shares during that year exceed 125% of the average amount of distributions received during the three preceding taxable years (or, if shorter, the U.S. Holder's holding period in the Shares). Gain on the disposition of the Shares will be subject to taxation in the same manner as an excess distribution (including taxation at ordinary income rates), described immediately above.

        If, contrary to current expectations, the Company was a PFIC for U.S. federal income tax purposes, certain elections (such as a mark-to-market election or qualified electing fund election) may be available to U.S. Holders with respect to the Shares that may mitigate some of the adverse tax consequences resulting from PFIC treatment.

        U.S. Holders are urged to consult their own tax advisors concerning the Company's PFIC status and the consequences to them of the treatment of the Company as a PFIC for any taxable year.

Information with Respect to Foreign Financial Assets

        Individuals and certain entities that own "specified foreign financial assets", generally with an aggregate value in excess of $50,000 are generally required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold Shares. "Specified foreign financial assets" include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Shares.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends paid to a U.S. Holder in respect of the Shares and the proceeds received by such U.S. Holder from the sale, exchange or other disposition of the Shares within the United States unless such U.S. Holder is a corporation or other exempt recipient. Backup withholding may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. U.S. Holders are urged to consult their tax advisors regarding the backup withholding tax and information reporting rules.

 CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

        The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder, collectively the Tax Act, to a purchaser who acquires as beneficial owner subordinate voting shares under this offering, and who, for purposes of the Tax Act and at all relevant times, (i) is not, and is not deemed to be, resident in Canada, (ii) holds the subordinate voting shares as capital property, (iii) deals at arm's length with, and is not affiliated with, the Company or the underwriters, and (iv) does not use or hold, and will not be deemed to use or hold, the subordinate voting shares in the course of carrying on or otherwise in connection with a business in Canada, hereinafter, a "Non-Resident Holder". Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an "authorized foreign bank" within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Any such Non-Resident Holder should consult its own tax advisor.

        This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced in writing by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), the Treaty, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the "CRA"), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA's administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

        This summary is not applicable to a Non-Resident Holder who reports its "Canadian tax results" in a currency other than Canadian currency; or that has entered or enters into a "derivative forward agreement" with respect to the subordinate voting shares (each as defined in the Tax Act). Any such Non-Resident Holder should consult its own tax advisor with respect to an investment in the subordinate voting shares.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the subordinate voting shares, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective purchasers or holders of the subordinate voting shares should consult their own tax advisors with respect to their particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the subordinate voting shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar exchange rate.

Dividends

        Dividends paid or credited or deemed to be paid or credited on the subordinate voting shares to a Non-Resident Holder by the Company will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction under the provisions of an applicable income tax convention.

For example, under the Treaty, the rate of withholding tax on dividends paid or credited or deemed to be paid or credited to a beneficially entitled Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and who is fully entitled to the benefits of the Treaty is generally limited to 15% of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

        A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a subordinate voting share, unless the subordinate voting share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax convention.

        Generally, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at a particular time, unless at any time during the 60-month period that ends at that time more than 50% of the fair market value of the subordinate voting shares was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, "Canadian resource properties", "timber resource properties" (each as defined in the Tax Act), and options in respect of, or interests in (or for civil law rights in), such properties, whether or not such properties exist (the "FMV Condition"). In addition, even if the FMV Condition is satisfied at a particular time, the subordinate voting shares will not constitute taxable Canadian property of a Non-Resident Holder at that time if the subordinate voting shares are listed at that time on a "designated stock exchange", as defined in the Tax Act (which currently includes the NYSE and the TSX), unless at any time during the 60-month period that ends at that time (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm's length for purposes of the Tax Act; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of the shares of the Company. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the subordinate voting shares could be deemed to be taxable Canadian property. A Non-Resident Holder contemplating a disposition of subordinate voting shares that may constitute taxable Canadian property should consult a tax advisor prior to such disposition.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, the number of subordinate voting shares indicated below:

Name	Number of Subordinate Voting Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
BofA Securities, Inc.
Barclays Capital Inc.
CIBC World Markets Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
RBC Capital Markets LLC
Robert W. Baird & Co. Incorporated*.
BMO Capital Markets Inc.
Scotia Capital Inc.
TD Securities Inc.
Wells Fargo Securities, LLC.
William Blair & Company, L.L.C.*
MUFG Securities Americas Inc.
National Bank Financial Inc.

Total:

*
Robert W. Baird & Co. Incorporated and William Blair & Company, L.L.C. and their respective affiliates are not registered to sell securities in any Canadian jurisdiction and, accordingly, will only sell subordinate voting shares outside of Canada.

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives", respectively. The offering is being made concurrently in the United States and in each of the provinces and territories of Canada. The subordinate voting shares will be offered in the United States through certain of the underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The subordinate voting shares will be offered in each of the provinces and territories of Canada through certain of the underwriters or their Canadian affiliates who are registered to offer the subordinate voting shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer the subordinate voting shares outside of the United States and Canada.

        The underwriters are offering the subordinate voting shares subject to their acceptance of the subordinate voting shares from us and the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the subordinate voting shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at any time before closing of this offering at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events, including:                         . The underwriters are, however, obligated to take up and pay for all of the subordinate voting shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take up or pay for the subordinate voting shares covered by the underwriters' over-allotment option described below unless and until the over-allotment option is exercised.

        The underwriters initially propose to offer part of the subordinate voting shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the underwriters have made a reasonable effort to sell all of the subordinate voting shares at the offering price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the subordinate voting shares is less than the gross price paid by the underwriters to us and the selling shareholders. The subordinate voting shares are being offered in the United States and Canada in U.S. dollars.

        We and the selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to            additional subordinate voting shares from us and up to            additional subordinate voting shares from the selling shareholders, in each case at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the subordinate voting shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same proportion of the additional subordinate voting shares as the number listed next to the underwriter's name in the preceding table that bears to the total number of subordinate voting shares listed next to the names of all underwriters.

        The following table shows the per subordinate voting share and total public offering price, underwriting discounts to be paid to the underwriters by us and the selling shareholders, proceeds before expenses to us and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to an additional            subordinate voting shares.

	Per Subordinate Voting Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us and the selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

        The total underwriting discounts and commissions to be paid by us and the selling shareholders to the underwriters represent        % of the total amount of the offering (        % if the underwriters fully exercise their over-allotment option). The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            million. We have agreed to reimburse the underwriters up to $            for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority, Inc. ("FINRA").

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of subordinate voting shares offered by them.

        We have applied to list our subordinate voting shares on the NYSE under the symbol "TINT" and on the TSX under the symbol "TINT". Listing is subject to the approval of the NYSE and the TSX in accordance with their original listing requirements. Neither the NYSE nor the TSX has conditionally approved our listing application and there is no assurance that such exchange will approve the listing application.

        We, all directors, all executive officers and the holders of all of our multiple voting shares, including the selling shareholders, collectively representing        % of our outstanding shares and options on a fully-diluted basis (each, a "locked-up party"), have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the restricted period):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any subordinate voting shares or any securities convertible into or exercisable or exchangeable for subordinate voting shares or any securities convertible into or exercisable or exchangeable for subordinate voting shares (collectively, the "subject shares") or publicly disclose the intention to do so; or

  •
  enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the subject shares or such other securities;

whether any such transaction described above is to be settled by delivery of subject shares or such other securities, in cash or otherwise. In addition, we and each such locked-up party have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, we or such locked-up party will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any subject shares or publicly disclose the intention to do any of the foregoing.

        In respect of our directors, executive officers and other shareholders who have signed lock-ups, the restrictions described in the immediately preceding paragraph do not apply to:

  •
  transfers of subject shares by the locked-up party:

  •
  as a bona fide gift or gifts, including to a charitable organization or educational institution, or for bona fide estate planning purposes;

  •
  by will, any other testamentary document or intestate succession to the legal representative, heir, beneficiary or member of the immediate family of the locked-up party;

  •
  to any immediate family member (which for the purposes of the lock-up agreement shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin);

  •
  to any trust for the direct or indirect benefit of the locked-up party or the immediate family of the locked-up party, or if the locked-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

  •
  to a partnership, limited liability company or other entity of which the locked-up party and the immediate family of the locked-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

  •
  if the locked-up party is an entity, (A) to another corporation, partnership, limited liability company, trust or other business entity that is a subsidiary or an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the locked-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the locked-up party or affiliates of the locked-up party (including, for the avoidance of doubt, where the locked-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership) or to direct or indirect shareholders, current or former partners (general or limited), beneficiaries, or other equity holders or to the estates of any such shareholders, partners, beneficiaries or other equity holders of the locked-up party and their respective affiliates, or (B) as part of a distribution to members, limited partners or shareholders of the locked-up party;

    •
    by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree or separation agreement or pursuant to any court order or the order of any other governmental authority having jurisdiction over the locked-up party;

    •
    to the Company from an employee of the Company upon death, disability or termination of employment (with or without cause) or resignation, in each case, of such employee;

    •
    as part of a sale of the locked-up party's subject securities acquired in open market transactions after the completion of this offering;

    •
    to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under the first through ninth bullet points above;

    •
    to the Company in connection with the vesting, settlement, or exercise of restricted share units, options, warrants or other rights to purchase subordinate voting shares (including, in each case, by way of "net" or "cashless" exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted share units, options, warrants or rights, provided that any such subordinate voting shares received upon such exercise, vesting or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted share units, options, warrants or rights are held by the locked-up party pursuant to an agreement or equity awards granted under a share incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus; or

    •
    pursuant to a bona fide third-party tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction that is approved by the board and made to all holders of the Company's shares involving a Change of Control (as defined below) of the Company (for purposes of the lock-up agreement, "Change of Control" shall mean the transfer (whether by tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, take-over bid, merger, amalgamation, plan of arrangement, consolidation or other similar transaction is not completed, the locked-up party's subject securities shall remain subject to the provisions of the lock-up agreement; and

    •
    with respect to Baring, pledging, charging, hypothecating or granting a security interest in the locked-up party's subject securities or securities convertible into or exchangeable for subject securities to one or more banks, financial or other lending institutions ("Lenders") as collateral or security for or in connection with any margin loan or other loans, advances or extensions of credit entered into by the locked-up party or any of its direct or indirect subsidiaries or affiliates and any transfers of such locked-up party's subject securities or such other securities to the applicable Lender(s) or other third parties upon or following foreclosure upon or enforcement of such subject securities in accordance with the terms of the documentation governing any margin loan or other loan, advance, or extension of credit (including, without limitation, pursuant to any agreement or arrangement existing as of the date of the lock-up agreement); provided that any such pledge, charge, hypothecation or granting of security interest may only be provided in respect of the locked-up party's subject securities (including securities of the Company that will be automatically redesignated, converted into or exchanged for subject securities on the date of the final prospectus in respect of the offering) subject to an existing pledge, charge, hypothecation or granting of such a security interest as of the date of the lock-up agreement, and provided that with respect to any pledge, charge, hypothecation or other granting of a security interest set forth above after the execution of the lock-up agreement, the applicable Lender(s) shall be informed of the existence and contents of the lock-up agreement before entering into any margin loan or other loans, advances or extensions of credit.

        J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the subject shares subject to the lock-up agreements described above in whole or in part at any time.

        In order to facilitate the offering of the subordinate voting shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the subordinate voting shares at levels other than those which otherwise might prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the subordinate voting shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, subordinate voting shares in the open market to stabilize the price of such shares. These activities may raise or maintain the market price of the subordinate voting shares above independent market levels or prevent or retard a decline in the market price of the subordinate voting shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        In addition, in accordance with rules and policy statements of certain Canadian securities regulatory authorities and the Universal Market Integrity Rules for Canadian Marketplaces ("UMIR"), the underwriters may not, throughout the period of distribution, bid for or purchase the subordinate voting shares. The foregoing restriction is, however, subject to certain exceptions. These exceptions include a bid or purchase permitted under the rules and policy statements of applicable Canadian securities regulatory authorities and UMIR relating to market stabilization and market balancing activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

        Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the subordinate voting shares. They may also cause the price of the subordinate voting shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, the TSX, in the OTC market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Any distributor subject to Directive 2014/65/EU (as amended, "MiFID II") subsequently offering, selling or recommending the subordinate voting shares is responsible for undertaking its own target market assessment in respect of the subordinate voting shares and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 ("Delegated Directive"). Neither the Company, the selling shareholders nor any of the Underwriters make any representations or warranties as to a distributor's compliance with the Delegated Directive.

        Any distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "UK MiFIR Product Governance Rules") is responsible for undertaking its own target market assessment in respect of the subordinate voting shares and determining appropriate distribution channels. Neither the Company, the selling shareholders nor any of the Underwriters make any representations or warranties as to a distributor's compliance with the UK MiFIR Product Governance Rules.

        We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act and applicable Canadian securities laws.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of subordinate voting shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.

        Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. This offering is expected to close on or about                        , 2021 or such later date as we, the selling shareholders and the underwriters may agree but, in any event, not later than                        , 2021.

Directed Share Program

        At our request, the underwriters have reserved up to          % of the subordinate voting shares to be sold by us and offered by this prospectus for sale, at the initial public offering price, to certain individuals, through a directed share program, including employees, directors and other persons associated with us who have expressed an interest in purchasing subordinate voting shares in the offering. The number of subordinate voting shares available for sale to the general public will be reduced by the number of reserved subordinate voting shares sold to these individuals. Any reserved subordinate voting shares not purchased by these individuals will be offered by the underwriters to the general public on the same basis as the other subordinate voting shares offered under this prospectus.

Other Relationships

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Affiliates of CIBC World Markets Inc., RBC Capital Markets LLC, BMO Capital Markets Inc., Scotia Capital Inc., TD Securities Inc., Wells Fargo Securities, LLC, MUFG Securities Americas Inc. and National Bank Financial Inc. are lenders under our credit agreement.

        In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

        Prior to this offering, there has been no public market for our subordinate voting shares. The terms and structure of this offering, including the initial public offering price, were determined solely by negotiations between us, the selling shareholders and the underwriters. Among the factors considered in determining the initial public offering price and other terms of this offering were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. We cannot assure you that the prices at which the subordinate voting shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in the subordinate voting shares will develop and continue after this offering.

Selling Restrictions

        Other than in the United States and each of the provinces and territories of Canada, no action has been taken by us that would permit a public offering of the subordinate voting shares offered by this prospectus in any jurisdiction where action for that purpose is required. The subordinate voting shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such subordinate voting shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any subordinate voting shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

        In relation to each Member State of the European Economic Area (each a "Member State"), no subordinate voting shares have been offered or will be offered in that Member State, except that offers of the subordinate voting shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

  (a)
  to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

  (b)
  to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters; or

  (c)
  in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of subordinate voting shares shall require any Underwriter or the Company to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

        For the purposes of this provision, the expression an "offer to the public" in relation to the subordinate voting shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any subordinate voting shares to be offered so as to enable an investor to decide to purchase or subscribe for any subordinate voting shares, and the expression "Prospectus Regulation" means Regulation (EU) 2017/1129.

United Kingdom

        In relation to the United Kingdom, no subordinate voting shares have been offered or will be offered except that offers of the subordinate voting shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation:

          (a)   to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

          (b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the Underwriters; or

          (c)   at any time in any other circumstances falling within section 86 of the FSMA,

        Provided that no such offer of units shall require the Company or any of the underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to the UK Prospectus Regulation.

        For the purposes of this provision, the expression an offer of subordinate voting shares to the public in relation to any subordinate voting shares means the communication in any form and by any means of sufficient information on the terms of the offer and the subordinate voting shares to be offered so as to enable an investor to decide to purchase or subscribe for the subordinate voting shares, and the expression UK Prospectus Regulation means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 in the United Kingdom.

        In addition, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons: (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), (ii) who are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Order; (iii) are outside the United Kingdom; or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons").

        This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Each of the underwriters has represented, warranted and agreed as follows:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) in circumstances in which section 21(1) of FSMA does not apply to the company; and

  (b)
  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the subordinate voting shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

        The subordinate voting shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the subordinate voting shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company, the subordinate voting shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of subordinate voting shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of subordinate voting shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of subordinate voting shares.

Notice to Prospective Investors in Monaco

        The subordinate voting shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Fund. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the "Commission de Contrôle des Activités Financières" by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Notice to Prospective Investors in Australia

        This prospectus:

  •
  does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the "Corporations Act");

  •
  has not been, and will not be, lodged with the Australian Securities and Investments Commission ("ASIC"), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

  •
  may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act ("Exempt Investors").

        The subordinate voting shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the subordinate voting shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any subordinate voting shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the subordinate voting shares, you represent and warrant to us that you are an Exempt Investor.

        As any offer of subordinate voting shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the subordinate voting shares you undertake to us that you will not, for a period of 12 months from the date of issue or sale of the subordinate voting shares, offer, transfer, assign or otherwise alienate those subordinate voting shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in New Zealand

        This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the "FMA Act"). The subordinate voting shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

  •
  is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

  •
  meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

  •
  is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

  •
  is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

  •
  is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to Prospective Investors in Japan

        The subordinate voting shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the subordinate voting shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any "resident" of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

        The subordinate voting shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the "SFO") of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the "CO") or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the subordinate voting shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to subordinate voting shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

        Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any subordinate voting shares or caused the subordinate voting shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any subordinate voting shares or cause the subordinate voting shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the subordinate voting shares, whether directly or indirectly, to any person in Singapore other than:

  (a)
  to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the "SFA")) pursuant to Section 274 of the SFA;

  (b)
  to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

  (c)
  otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the subordinate voting shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  (a)
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  (b)
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the subordinate voting shares pursuant to an offer made under Section 275 of the SFA except:

  (i)
  to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 276(4)(i)(B) of the SFA;

  (ii)
  where no consideration is or will be given for the transfer;

  (iii)
  where the transfer is by operation of law;

  (iv)
  as specified in Section 276(7) of the SFA; or

  (v)
  as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Notice to Prospective Investors in China

        This prospectus will not be circulated or distributed in the PRC and the subordinate voting shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

        The subordinate voting shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the "FSCMA"), and the subordinate voting shares have been and will be offered in Korea as a private placement under the FSCMA. None of the subordinate voting shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the "FETL"). Furthermore, the purchaser of the subordinate voting shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the subordinate voting shares. By the purchase of the subordinate voting shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the subordinate voting shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

        No prospectus or other offering material or document in connection with the offer and sale of the subordinate voting shares has been or will be registered with the Securities Commission of Malaysia ("Commission") for the Commission's approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the subordinate voting shares may not be circulated or distributed, nor may the subordinate voting shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the subordinate voting shares, as principal, if the offer is on terms that the subordinate voting shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the subordinate voting shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

        The subordinate voting shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the subordinate voting shares in Taiwan.

Notice to Prospective Investors in Saudi Arabia

        This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority ("CMA") pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the "CMA Regulations"). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in Qatar

        The subordinate voting shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in the United Arab Emirates

        The subordinate voting shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Bermuda

        Subordinate voting shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in the British Virgin Islands

        The subordinate voting shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The subordinate voting shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), ("BVI Companies"), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in Bahamas

        Subordinate voting shares may not be offered or sold in The Bahamas via a public offer. subordinate voting shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed "resident" for exchange control purposes by the Central Bank of The Bahamas.

Notice to Prospective Investors in South Africa

        Due to restrictions under the securities laws of South Africa, no "offer to the public" (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the "South African Companies Act")) is being made in connection with the issue of the subordinate voting shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a "registered prospectus" (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The subordinate voting shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1)(a)	the offer, transfer, sale, renunciation or delivery is to:
	(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
	(ii)	the South African Public Investment Corporation;
	(iii)	persons or entities regulated by the Reserve Bank of South Africa;
	(iv)	authorised financial service providers under South African law;
	(v)	financial institutions recognised as such under South African law;
(vi)
a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
	(vii)	any combination of the person in (i) to (vi); or
Section 96.1 (b)
the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal 96 (1) to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

        Information made available in this prospectus should not be considered as "advice" as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Notice to Prospective Investors in Chile

        THE SUBORDINATE VOTING SHARES ARE PRIVATELY OFFERED IN CHILE PURSUANT TO THE PROVISIONS OF LAW 18,045, THE SECURITIES MARKET LAW OF CHILE, AND NORMA DE CARÁCTER GENERAL NO. 336 ("RULE 336"), DATED JUNE 27, 2012, ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE ("SVS"), THE SECURITIES REGULATOR OF CHILE, TO RESIDENT QUALIFIED INVESTORS THAT ARE LISTED IN RULE 336 AND FURTHER DEFINED IN RULE 216 OF JUNE 12, 2008 ISSUED BY THE SVS.

        PURSUANT TO RULE 336 THE FOLLOWING INFORMATION IS PROVIDED IN CHILE TO PROSPECTIVE RESIDENT INVESTORS IN THE OFFERED SECURITIES:

  1.
  THE INITIATION OF THE OFFER IN CHILE IS                        , 2021.

  2.
  THE OFFER IS SUBJECT TO NCG 336 OF JUNE 27, 2012 ISSUED BY THE SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE (SUPERINTENDENCY OF SECURITIES AND INSURANCE OF CHILE).

  3.
  THE OFFER REFERS TO SECURITIES THAT ARE NOT REGISTERED IN THE REGISTRO DE VALORES (SECURITIES REGISTRY) OR THE REGISTRO DE VALORES EXTRANJEROS (FOREIGN SECURITIES REGISTRY) OF THE SVS AND THEREFORE:

  (a)
  THE SECURITIES ARE NOT SUBJECT TO THE OVERSIGHT OF THE SVS; AND

  (b)
  THERE ISSUER THEREOF IS NOT SUBJECT TO REPORTING OBLIGATION WITH RESPECT TO ITSELF OR THE OFFERED SECURITIES.

  4.
  THE SECURITIES MAY NOT BE PUBLICLY OFFERED IN CHILE UNLESS AND UNTIL THEY ARE REGISTERED IN THE SECURITIES REGISTRY OF THE SVS.

        INFORMACIÓN A LOS INVERSIONISTAS RESIDENTES EN CHILE

        LOS VALORES OBJETO DE ESTA OFERTA SE OFRECEN PRIVADAMENTE EN CHILE DE CONFORMIDAD CON LAS DISPOSICIONES DE LA LEY N° 18.045 DE MERCADO DE VALORES, Y LA NORMA DE CARÁCTER GENERAL N° 336 DE 27 DE JUNIO DE 2012 ("NCG 336") EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS DE CHILE, A LOS "INVERSIONISTAS CALIFICADOS" QUE ENUMERA LA NCG 336 Y QUE SE DEFINEN EN LA NORMA DE CARÁCTER GENERAL N° 216 DE 12 DE JUNIO DE 2008 EMITIDA POR LA MISMA SUPERINTENDENCIA.

        EN CUMPLIMIENTO DE LA NCG 336, LA SIGUIENTE INFORMACIÓN SE PROPORCIONA A LOS POTENCIALES INVERSIONISTAS RESIDENTES EN CHILE:

  1.
  LA OFERTA DE ESTOS VALORES EN CHILE COMIENZA EL DÍA DE            DE            .

  2.
  LA OFERTA SE ENCUENTRA ACOGIDA A LA NCG 336 DE FECHA ECHA 27 DE JUNIO DE 2012 EMITIDA POR LA SUPERINTENDENCIA DE VALORES Y SEGUROS.

  3.
  LA OFERTA VERSA SOBRE VALORES QUE NO SE ENCUENTRAN INSCRITOS EN EL REGISTRO DE VALORES NI EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA SUPERINTENDENCIA DE VALORES Y SEGUROS, POR LO QUE:

  (a)
  LOS VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ESA SUPERINTENDENCIA; Y

  (b)
  EL EMISOR DE LOS VALORES NO ESTÁ SUJETO A LA OBLIGACIÓN DE ENTREGAR INFORMACIÓN Pt1BLICA SOBRE LOS VALORES OFRECIDOS NI SU EMISOR.

  4.
  LOS VALORES PRIVADAMENTE OFRECIDOS NO PODRÁN SER OBJETO DE OFERTA Pt1BLICA EN CHILE MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.

 EXPENSES OF THIS OFFERING

        The following table sets forth the costs and expenses, other than the underwriting commission, payable by us in connection with the sale of the shares being registered. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE and TSX listing fees.

Item	Amount to be Paid
SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
TSX listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment.

 LEGAL MATTERS

        The validity of the issuance of the shares offered in this prospectus and certain other matters of Canadian law will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Canada. We are being represented by Shearman & Sterling LLP, New York, New York with respect to certain matters of U.S. law. Certain legal matters as to Canadian law will be passed upon for the underwriters by Stikeman Elliott LLP, Montréal, Canada. The underwriters are being represented by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York with respect to certain matters of U.S. law.

EXPERTS

        The Company's consolidated financial statements as at December 31, 2019, and December 31, 2018, and for each of the three years in the period ended December 31, 2019, included in this prospectus, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte LLP are located at Bay Adelaide East, 8 Adelaide Street West, Suite 200, Toronto, Ontario, M5H 0A9, Canada.

        The consolidated financial statements of Triple C Holding GmbH and its subsidiaries, consisting of the consolidated statements of financial position as of December 31, 2019 and 2018, and January 1, 2018, and the related consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes to the consolidated financial statements have been included herein in reliance upon the report of KPMG AG Wirtschaftsprufungsgesellschaft ("KPMG") appearing elsewhere herein, and upon the authority of KPMG as experts in auditing and accounting. The offices of KPMG are located at Klingelhoeferstrasse 18, 10785 Berlin, Germany.

        The combined financial statements of the Artificial Intelligence Business of LBT Acquisition, Inc. as at December 31, 2019 and 2018 and for each of the years in the two-year period ended December 31, 2019 included in this Prospectus have been so included in reliance on the report of BDO USA, LLP, an independent certified public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting. The offices of BDO USA, LLP are located at One International Place, Boston, Massachusetts 02110 United States.

ENFORCEMENT OF CIVIL LIABILITIES

        We are incorporated under the laws of the Province of British Columbia, Canada, with our principal place of business in Vancouver, Canada. Some of our directors and officers, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. There can be no assurance that U.S. investors will be able to enforce against us, members of our board of directors, officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act with respect to the shares offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to TELUS International (Cda) Inc. and the subordinate voting shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        After this offering, we will be subject to the reporting requirements of the Exchange Act applicable to foreign private issuers. Because we are a foreign private issuer, the SEC's rules do not require us to deliver proxy statements or to file quarterly reports on Form 10-Q, or to use Form 10-K to file our annual reports, among other things. However, we plan to produce quarterly financial reports and furnish them to the SEC after the end of each of the first three quarters of our fiscal year and to file our annual report on Form 20-F or Form 40-F after the end of our fiscal year. Our annual consolidated financial statements will be prepared in accordance with IFRS as issued by the IASB and audited by an independent registered public accounting firm.

        As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 of the Exchange Act. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies.

        We will also be subject to the full informational requirements of the securities commissions in all provinces and territories of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we intend to file with the Canadian provincial and territorial securities commissions. These filings are also electronically available from SEDAR, the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System. Documents filed on SEDAR are not, and should not be considered, part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Financial Statements of TELUS International (Cda) Inc.

Unaudited condensed interim consolidated financial statements as at September 30, 2020 and December 31, 2019, and for the three- and nine-month periods ended September 30, 2020 and 2019

Consolidated financial statements as at December 31, 2019 and 2018, and for each of the years in the three-year period ended December 31, 2019

Financial Statements of Triple C Holding GmbH

Unaudited condensed interim consolidated financial statements as at September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and 2018

Consolidated financial statements as at December 31, 2019 and 2018 and January 1, 2018, and for each of the years in the two-year period ended December 31, 2019

Financial Statements of the Artificial Intelligence Business

Unaudited condensed combined interim financial statements as at September 30, 2020 and December 31, 2019, and for the nine-month periods ended September 30, 2020 and 2019

Combined financial statements as at December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Income and Other Comprehensive Income

(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
REVENUES
Revenues arising from contracts with customers—service		$426.6	$265.3	$1,139.3	$747.1
OPERATING EXPENSES
Goods and services purchased		73.4	47.1	219.4	132.9
Employee benefits expense	5	254.9	162.1	708.0	463.5
Depreciation	11	25.4	19.4	72.6	53.1
Amortization of intangible assets	12	23.2	4.8	59.7	14.4

		376.9	233.4	1,059.7	663.9

OPERATING INCOME		49.7	31.9	79.6	83.2
Changes in business combination-related provisions	14	0.1	(1.0)	(73.4)	(2.5)
Interest expense	6	9.9	8.8	34.3	28.0
Foreign exchange	6	(0.2)	2.3	2.2	(2.3)

INCOME BEFORE INCOME TAXES		39.9	21.8	116.5	60.0
Income taxes	7	12.3	7.0	34.6	18.3

NET INCOME		27.6	14.8	81.9	41.7

OTHER COMPREHENSIVE INCOME	8
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as held-for-hedging		13.9	(0.2)	(11.9)	(2.1)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		28.0	0.5	36.5	(7.3)

		41.9	0.3	24.6	(9.4)

COMPREHENSIVE INCOME		$69.5	$15.1	$106.5	$32.3

NET INCOME PER COMMON SHARE	16(b)
Basic		$0.54	$0.35	$1.66	$0.99
Diluted		$0.54	$0.35	$1.65	$0.99

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Financial Position

(unaudited)

As at (millions)	Note	September 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and temporary investments, net		$138.9	$79.5
Accounts receivable	19(b)	292.4	176.6
Due from affiliated companies	18(a)	33.3	30.2
Income and other taxes receivable		15.5	10.9
Prepaid expenses		27.8	27.9
Current derivative assets	4(f)	2.0	3.3

		509.9	328.4

Non-current assets
Property, plant and equipment, net	11	366.7	301.0
Intangible assets, net	12	646.6	89.7
Goodwill, net	12	1,003.9	418.4
Deferred income taxes	7	13.4	4.7
Other long-term assets	19(b)	35.0	26.8

		2,065.6	840.6

		$2,575.5	$1,169.0

LIABILITIES AND OWNERS' EQUITY
Current liabilities
Short-term borrowings		11.1	—
Accounts payable and accrued liabilities	19(b)	308.5	152.2
Due to affiliated companies	18(a)	32.1	26.0
Income and other taxes payable		83.6	40.6
Advance billings and customer deposits		2.4	4.0
Provisions	14	0.6	10.3
Current maturities of long-term debt	15	77.0	42.8
Current portion of derivative liabilities	4(f)	2.1	—

		517.4	275.9

Non-current liabilities
Provisions	14	18.7	160.5
Long-term debt	15	1,070.4	477.7
Other long-term liabilities		5.9	4.2
Derivative liabilities	4(f)	37.6	3.2
Deferred income taxes	7	181.4	1.7

		1,314.0	647.3

Liabilities		1,831.4	923.2

Owners' equity
Common equity	16	744.1	245.8

		$2,575.5	$1,169.0

Contingent liabilities	17

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statement of Changes In Owners' Equity

(unaudited)

		Share capital
		Common Shares
					Accumulated other comprehensive income
($ in millions)	Note	Number of shares	Share capital	Retained earnings (deficit)		Total
Balance as at January 1, 2019 As previously reported		42,151,421	$283.8	$(108.3)	$21.2	$196.7
IFRS 16, Leases transitional amount		—	—	(14.7)	0.1	(14.6)

As adjusted		42,151,421	283.8	(123.0)	21.3	182.1
Net income		—	—	41.7	—	41.7
Other comprehensive income		—	—	—	(9.4)	(9.4)
Share option awards		—	0.4	—	—	0.4

Balance as at September 30, 2019		42,151,421	$284.2	$(81.3)	$11.9	$214.8

Balance as at January 1, 2020		42,151,421	$284.4	$(54.0)	$15.4	$245.8
Net income		—	—	81.9	—	81.9
Excess of fair value of consideration paid over the carrying value of business acquired	12(b)	—	—	(16.4)	—	(16.4)
Share option awards		—	0.4	—	—	0.4
Other comprehensive income		—	—	—	24.6	24.6
Class A Common Shares—Issued	16	4,468,309	199.2	—	—	199.2
Class B Common Shares—Issued	16	1,782,620	67.9	—	—	67.9
Class C Common Shares—Issued	16	835,660	50.7	—	—	50.7
Class E Common Shares—Issued	16	1,449,004	90.0	—	—	90.0

Balance as at September 30, 2020		50,687,014	$692.6	$11.5	$40.0	$744.1

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Cash Flows

(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
OPERATING ACTIVITIES
Net income		$27.6	$14.8	$81.9	$41.7
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		48.6	24.2	132.3	67.5
Interest expense	6	9.9	8.8	34.3	28.0
Income tax expense	7	12.3	7.0	34.6	18.3
Share-based compensation expense, net of payments made		(3.8)	(4.4)	8.7	(0.6)
Reversal of provision for written put option	14	—	—	(73.3)	(1.3)
Change in market value of derivatives and other adjustments		0.1	7.0	(0.4)	0.4

Cash provided by operating activities before net change in non-cash working capital, interest paid, and income taxes paid		94.7	57.4	218.1	154.0
Net change in non-cash operating working capital	19(c)	2.0	9.2	12.7	(25.6)
Interest paid		(6.6)	(3.4)	(22.0)	(11.9)
Income taxes paid, net		(7.2)	(6.7)	(47.5)	(22.5)

Cash provided by operating activities		82.9	56.5	161.3	94.0

INVESTING ACTIVITIES
Cash payments for capital assets	19(c)	(19.7)	(18.5)	(37.9)	(36.2)
Payment to acquire non-controlling interest in subsidiary	14	—	—	(50.0)	—
Cash payments for acquisitions, net	12(b)	—	—	(798.9)	—

Cash used by investing activities		(19.7)	(18.5)	(886.8)	(36.2)

FINANCING ACTIVITIES
Shares issued	18	—	—	359.0	—
Issue of short-term borrowings, net	19(d)	11.1	0.6	11.1	0.6
Long-term debt issued	19(d)	—	—	1,145.0	10.0
Repayment of long-term debt	19(d)	(66.8)	(14.1)	(725.7)	(51.8)

Cash provided (used) by financing activities		(55.7)	(13.5)	789.4	(41.2)

Effect of exchange rate changes on cash and temporary investments		(3.5)	0.8	(4.5)	1.1

CASH POSITION
Increase in cash and temporary investments, net		4.0	25.3	59.4	17.7
Cash and temporary investments, net, beginning of period		134.9	58.0	79.5	65.6

Cash and temporary investments, net, end of period		$138.9	$83.3	$138.9	$83.3

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements

(unaudited)

        TELUS International (Cda) Inc. is a global provider of customer experience and digital business services.

        TELUS International (Cda) Inc. was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International (Cda) Inc. maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.

        The terms we, us, our or ourselves are used to refer to TELUS International (Cda) Inc. and, where the context of the narrative permits or requires, its subsidiaries. Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries.

1. Condensed interim consolidated financial statements

(a)   Basis of presentation

        The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Business transfers from related parties executed during the period are accounted for as common control transactions using the predecessor accounting method prospectively applied wherein no assets or liabilities acquired are restated to their fair values and the results of operations include the transferred businesses' results only from the date of our acquisition of them. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2019.

        Our condensed interim consolidated financial statements are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2019, other than as set out in Note 1 and Note 2. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting. Our condensed interim consolidated financial statements for the three- and nine-month period ended September 30, 2020, have been prepared by, and are the responsibility of, our management and were authorized by our Board of Directors for issuance on January 8, 2021.

(b)   Use of estimates and judgments

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates (including about the future effects of the COVID-19 pandemic), assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. Accounting policy developments

Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

        In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the previous standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the previous standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). We have applied the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions and have not been material in the current fiscal year.

3. Capital structure financial policies

        Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

        In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and temporary investments.

        We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt and/or issue new debt to replace existing debt with different characteristics.

        For the nine-month period ended September 30, 2020, our financial objectives, which are reviewed annually, were unchanged from 2019. We believe that our financial objectives are supportive of our long-term strategy.

        We monitor capital utilizing the financial covenants prescribed in our credit facility (Note 15(b)).

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments

(a)   Credit risk

        Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at (millions)	September 30, 2020	December 31, 2019
Cash and temporary investments, net	$138.9	$79.5
Accounts receivable	292.4	176.6
Due from affiliated companies	33.3	30.2
Current Derivative assets	2.0	3.3

	$466.6	$289.6

Cash and temporary investments

        Credit risk associated with cash and temporary investments net is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

Accounts receivable

        Credit risk associated with accounts receivable is managed through a program of credit evaluations of customers and limiting the amount of credit extended when deemed necessary.

        The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	Note	September 30, 2020	December 31, 2019
Customer accounts receivable
Less than 30 days past billing date		$132.1	$97.4
30-60 days past billing date		25.9	3.0
61-90 days past billing date		6.8	2.3
More than 90 days past billing date		3.2	5.3

		$168.0	$108.0

Customer accounts receivable	18(b)	$174.1	$109.8
Allowance for doubtful accounts	18(b)	(6.1)	(1.8)

Customer receivable, net		$168.0	$108.0

        We maintain allowances for expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments (Continued)

The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivables are written off directly to the doubtful accounts expense.

        The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Balance, beginning of period	$7.5	$3.4	$1.8	$2.9
Recovery	(2.1)	(1.7)	(2.1)	(1.7)
Additions	0.7	0.1	6.4	0.6

Balance, end of period	$6.1	$1.8	$6.1	$1.8

Due from affiliated companies

        Amounts due from affiliated companies pertains to receivables from our parent, TELUS Corporation, pursuant to services provided to TELUS and its subsidiaries in accordance with the master services agreement. The master services agreement stipulates payment terms of net 30. We have no allowance for doubtful accounts or aged balances due from affiliates.

Derivative assets (and derivative liabilities)

        Counterparties to our foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)   Liquidity risk

        As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

  •
  maintaining bilateral bank facilities and a syndicated credit facility (Note 15(b));

  •
  continuously monitoring forecast and actual cash flows; and

  •
  managing maturity profiles of financial assets and financial liabilities.

        Our debt maturities in future years are as disclosed in Note 15(d).

        We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments (Continued)

        The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative
					Derivative
			Composite long-term debt
					Currency swap agreement amounts to be exchanged
	Non- interest bearing financial liabilities
		Due to affiliated companies (Note 18)	Long-term debt, excluding leases[1] (Note 15)
				Leases (Note 13)			Interest rate swap agreement
As at September 30, 2020 (millions)					(Receive)	Pay		Total
2020 (balance of year)	$406.2	$32.1	$29.9	$16.3	$(110.4)	$106.7	$—	$480.8
2021	206.0	—	51.9	60.6	(4.8)	2.8	—	316.5
2022	—	—	51.2	49.7	(4.5)	2.6	5.4	104.4
2023	—	—	50.5	42.3	(4.3)	2.5	—	91.0
2024	—	—	49.8	28.2	(4.0)	2.3	—	76.3
2025	—	—	818.7	18.3	(384.4)	418.7	—	871.3
2026-2029	—	—	—	36.3	—	—	—	36.3
Thereafter	—	—	—	15.4	—	—	—	15.4

Total	$612.2	$32.1	$1,052.0	$267.1	$(512.4)	$535.6	$5.4	$1,992.0

Total (Note 15(d))				$1,319.1

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at September 30, 2020.

	Non-derivative
					Derivative
			Composite long-term debt
					Currency swap agreement amounts to be exchanged
	Non- interest bearing financial liabilities
		Due to affiliated companies (Note 18)	Long-term debt, excluding leases[1] (Note 15)
				Leases (Note 13)			Interest rate swap agreement
As at December 31, 2019 (millions)					(Receive)	Pay		Total
2020	$209.0	$26.0	$16.8	$48.8	$(391.2)	$388.0	$—	$297.4
2021	166.4	—	16.6	44.7	—	—	—	227.7
2022	—	—	328.8	35.1	—	—	3.2	367.1
2023	—	—	—	32.2	—	—	—	32.2
2024	—	—	—	20.2	—	—	—	20.2
2025-2029	—	—	—	39.7	—	—	—	39.7
Thereafter	—	—	—	14.7	—	—	—	14.7

Total	$375.4	$26.0	$362.2	$235.4	$(391.2)	$388.0	$3.2	$999.0

Total (Note 16(d))				$597.6

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2019.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments (Continued)

(c)   Currency risk

        Our functional currency is the United States dollar, but certain routine revenues and operating costs are denominated in Canadian dollars and capital asset acquisitions are sourced internationally. The European euro, Philippine peso and the Canadian dollar are the foreign currencies to which we currently have the largest exposure.

        Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments, as well as cross currency interest rate swaps which are used to hedge the currency risk arising from translation of the net investment in a European euro denominated subsidiary to US dollar functional currency.

(d)   Interest rate risk

        Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term obligations and long-term debt.

        When we have temporary investments, they have short maturities and fixed interest rates and as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

        As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

        Amounts drawn on our long-term credit facility (Note 15(b)) will be affected by changes in market interest rates in a manner similar to debts with short maturities in that the fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments are.

        We manage our exposure to changes in market interest rates with the use of interest rate swaps to fix the interest rates on the variable rate portion of our credit facility.

(e)   Market risk

        Net income and other comprehensive income for the nine-month periods ended September 30, 2020 and 2019, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine Peso exchange rate, United Stated dollar: European Euro exchange rate, market interest rates, and the TELUS Corporation and TELUS International (Cda) Inc. Common Share prices varied by reasonably possible amounts from their actual statement of financial position date amounts.

        The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The Canadian dollar, European Euro and Philippine Peso denominated balances as at the statement of financial position dates have been used in the calculations.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments (Continued)

        The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined using the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal has been used in the calculations.

        The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of Common Shares at the statement of financial position date has been used in the calculations.

	Net income		Other comprehensive income		Comprehensive income
Nine-month periods ended September 30 (increase (decrease) in millions)	2020	2019	2020	2019	2020	2019
Reasonably possible changes in market risks(1)
10% change in US$: Cdn.$ exchange rate
United States dollar appreciates	$(0.5)	$0.7	$—	$—	$(0.5)	$0.7
United States dollar depreciates	$0.5	$(0.7)	$—	$—	$0.5	$(0.7)
10% change in US$: Euro exchange rate
United States dollar appreciates	$—	$(3.8)	$10.7	$5.3	$10.7	$1.5
United States dollar depreciates	$—	$3.8	$(10.7)	$(5.3)	$(10.7)	$(1.5)
10% change in US$: Peso exchange rate
United States dollar appreciates	$—	$(0.2)	$—	$—	$—	$(0.2)
United States dollar depreciates	$—	$0.2	$—	$—	$—	$0.2
25 basis point change in market interest rate
Rate increases	$(2.4)	$(0.7)	$(0.5)	$0.8	$(2.9)	$0.1
Rate decreases	$2.4	$0.7	$0.5	$(0.8)	$2.9	$(0.1)
25%(2) change in common share price(3)
Price increases	$(2.9)	$(2.2)	$—	$—	$(2.9)	$(2.2)
Price decreases	$2.9	$2.2	$—	$—	$2.9	$2.2

(1)
These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

  The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

  No consideration has been made for a difference in the notional number of Common Shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the common share price.

(2)
To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used.

(3)
The hypothetical effects of changes in the price of our Common Shares and those of TELUS Corporation are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments (Continued)

(f)    Fair values

Derivative

        The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date. During the nine-month period ended September 30, 2020, there were no transfers between the fair value measurement category levels.

		September 30, 2020				December 31, 2019
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risk arising from Philippine peso denominated purchases	HFT(2)	2020	$81.7	$2.0	USD:1.00 PHP:48.23	2020	$28.0	$0.8	USD:1.00 PHP:52.16
Currency risk arising from net investment in foreign operation	HFH(3)	2020	$—	$—	—	2020	$363.2	$2.5	USD:1.00 EUR:0.89

				$2.0				$3.3

Current liabilities(1)
Derivatives used to manage
Currency risk arising from European euro denominated business acquisition	HFH(3)	2020	$25.1	$2.1	USD:1.00 EUR:0.85	—	$—	$—	—

				$4.1				$—

Non-current liabilities(1)
Derivatives used to manage
Currency risk arising from net investment in foreign operation	HFH(3)	2020	$384.4	$32.2	USD:1.00 EUR:0.85	—	$—	$—	—
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH(3)	2025	$102.0	$5.4	2.64%	2022	$106.5	$3.2	2.64%

				$37.6				$3.2

(1)
Notional amounts of derivative financial assets and liabilities are not set off.

(2)
Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(3)
Designated as a hedge of a net investment in a foreign operation and hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments (Continued)

Non-derivative

        Our long-term debt excluding lease liabilities, which is measured at amortized cost, approximates the fair value thereof due to the short-term nature of the applicable rates of interest charged.

(g)   Recognition of derivative gains and losses

        The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the condensed interim consolidated statements of income and other comprehensive income.

        We designate only the spot element as the hedging item. As at September 30, 2020, the foreign currency basis spread included in the fair value of the derivative instruments, and which is used for purposes of assessing hedge ineffectiveness was $1.6 million. Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments. For the three and nine months ended September 30, 2020, the foreign currency basis spread was a gain of $0.4 million and a loss of $1.6 million, respectively.

        Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

			Gain (loss) reclassified from other comprehensive income to income (effective portion)
	Amount of gain (loss) recognized in other comprehensive income (effective portion)
				Amount
Periods ended September 30 (millions)	2020	2019	Location	2020	2019
THREE MONTHS
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$0.7	$(0.4)	Interest expense	$0.6	$(0.1)

Derivatives used to manage currency risk
Arising from net investment in foreign operation	13.7	—	Foreign exchange	—	—

	$14.4	$(0.4)		$0.6	$(0.1)

NINE MONTHS
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$(2.2)	$(3.0)	Interest expense	$1.5	$(0.2)

Derivatives used to manage currency risk
Arising from European euro-denominated business acquisition	—	—	Foreign exchange	(6.2)	—
Arising from net investment in foreign operation	(11.0)	—	Foreign exchange	—	—

	$(13.2)	$(3.0)		$(4.7)	$(0.2)

        The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as held for trading and that are not designated as being in a

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

4. Financial instruments (Continued)

hedging relationship, and their location within the condensed interim consolidated statements of income and other comprehensive income.

			Gain (loss) recognized in income on derivatives
			Three months		Nine months
Periods ended September 30 (millions)	Location	Note	2020	2019	2020	2019
Derivatives used to manage currency risks	Foreign exchange	6	$0.7	$(1.1)	$1.2	$0.3

5. Employee benefits expense

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Employee benefits expense
Wages and salaries		$245.9	$157.8	$679.5	$450.8
Benefits		2.1	1.4	6.5	3.9
Share-based compensation	9	4.6	2.3	17.1	7.2
Pensions—defined contribution		0.8	0.5	2.2	1.5
Restructuring costs	10	1.5	0.1	2.7	0.1

		$254.9	$162.1	$708.0	$463.5

6. Financing costs

		Three months		Nine months
Periods ended September 30 (millions)		2020	2019	2020	2019
Interest expense
Interest on long-term debt		$6.0	$3.5	$20.3	$10.8
Interest on lease liabilities		3.3	3.3	10.4	9.7
Interest on short-term borrowings and other		0.6	(0.1)	1.7	1.1
Interest accretion on provisions	14	—	2.1	1.9	6.4

		9.9	8.8	34.3	28.0

Foreign Exchange Derivatives used to manage currency risk	4(g)	(0.7)	1.1	(1.2)	(0.3)
Foreign exchange loss (gain)		0.5	1.2	3.4	(2.0)

		$(0.2)	$2.3	$2.2	$(2.3)

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

7. Income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Current income tax expense
For current reporting period	$17.3	$7.1	$43.9	$20.1
Adjustments recognized in the current period for income tax of prior periods	0.3	(0.3)	(9.4)	(0.8)

	17.6	6.8	34.5	19.3

Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	(5.0)	0.7	(0.8)	0.4
Adjustments recognized in the current period for income tax of prior periods	(0.3)	(0.5)	0.9	(1.4)

	(5.3)	0.2	0.1	(1.0)

	$12.3	$7.0	$34.6	$18.3

        Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

	Three months				Nine months
Periods ended September 30 (millions)	2020		2019		2020		2019
Income taxes computed at applicable statutory rates	$8.8	22.1%	$6.2	28.6%	$28.3	24.3%	$17.4	29.0%
Adjustments recognized in the current period for income tax of prior periods	—	—	(0.8)	(3.8)	(8.5)	(7.3)	(2.2)	(3.6)
Withholding and other taxes	1.5	3.8	1.5	6.9	5.4	4.6	4.5	7.5
Foreign accrual property income	2.0	5.0	2.9	13.3	5.0	4.3	7.4	12.2
Foreign tax differential	(1.5)	(3.8)	(4.5)	(20.5)	(3.9)	(3.3)	(12.1)	(20.1)
Losses not recognized	(0.2)	(0.4)	1.2	5.7	3.5	3.0	2.0	3.3
Other non-deductible items	1.7	4.0	0.5	1.9	4.8	4.1	1.3	2.2

Income tax expense per condensed interim consolidated statements of income and other comprehensive income	$12.3	30.7%	$7.0	32.1%	$34.6	29.7%	$18.3	30.5%

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

8. Other comprehensive income

	Items that may subsequently be reclassified to income
			Item never reclassified to income
	Change in unrealized and realized fair value of derivatives	Cumulative foreign currency translation adjustment
Three-month period ended September 30 (millions)			Employee defined benefit plan re-measurements	Accumulated other comprehensive income	Other comprehensive income
Accumulated balance as at July 1, 2019	$(2.7)	$13.8	$0.5	$11.6
Other comprehensive income (loss)
Amount arising	(0.3)	0.5	—	0.2	0.2
Income taxes	0.1	—	—	0.1	0.1

Net	(0.2)	0.5	—	0.3	0.3

Accumulated balance as at September 30, 2019	(2.9)	14.3	0.5	11.9

Accumulated balance as at July 1, 2020	(26.5)	26.8	(2.2)	1.9
Other comprehensive income (loss)
Amount arising	14.4	28.0	—	42.4	42.4
Income taxes	(0.5)	—	—	(0.5)	(0.5)

Net	13.9	28.0	—	41.9	41.9

Accumulated balance as at September 30, 2020	$(12.6)	$54.8	$(2.2)	$40.0

	Items that may subsequently be reclassified to income
			Item never reclassified to income
	Change in unrealized and realized fair value of derivatives	Cumulative foreign currency translation adjustment
Nine-month period ended September 30 (millions)			Employee defined benefit plan re-measurements	Accumulated other comprehensive income	Other comprehensive income
Accumulated balance as at January 1, 2019	$(0.8)	$21.5	$0.5	$21.2
Opening balance adjustment for IFRS 16	—	0.1	—	0.1
As adjusted	(0.8)	21.6	0.5	21.3
Other comprehensive income (loss)
Amount arising	(2.9)	(7.3)	—	(10.2)	(10.2)
Income taxes	0.8	—	—	0.8	0.8

Net	(2.1)	(7.3)	—	(9.4)	(9.4)

Accumulated balance as at September 30, 2019	(2.9)	14.3	0.5	11.9

Accumulated balance as at January 1, 2020	(0.7)	18.3	(2.2)	15.4
Other comprehensive income (loss)
Amount arising	(13.2)	36.5	—	23.3	23.3
Income taxes	1.3	—	—	1.3	1.3

Net	(11.9)	36.5	—	24.6	24.6

Accumulated balance as at September 30, 2020	$(12.6)	$54.8	$(2.2)	$40.0

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

9. Share-based compensation

(a)   Restricted share units

General

        We use two classes of restricted share units as a form of retention and incentive compensation: one class is nominally equal in value to one TELUS International (Cda) Inc. Common Share, the second class is nominally equal in value to one TELUS Corporation Common Share. All of our restricted share units are cash-settled by ourselves and are accounted for as liabilities. The vesting method of restricted share units, which is determined on or before the date of grant, is cliff vesting. For the three-month periods ended September 30, 2020 and September 30, 2019, the income tax benefit arising from restricted stock unit share-based compensation was $1.2 million and $0.5 million, respectively, and for the nine-month periods ended September 30, 2020 and September 30, 2019, the income tax benefit arising from restricted stock unit share-based compensation was $4.4 million and $1.6 million, respectively.

TELUS International (Cda) Inc. Phantom restricted share units.

        Each phantom restricted share unit is nominally equal in value to one TELUS International (Cda) Inc. Common Share. The restricted share units generally become payable when vesting is completed and typically vests over a period of 30 months (the requisite service period). As the TELUS International (Cda) Inc. Common Shares are not currently a dividend-paying share, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS International (Cda) Inc. Common Shares at the grant date.

        The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom restricted share units.

	U.S.$ denominated
	Number of restricted share units
Three-month period ended September 30	Non- vested	Vested	Grant-date fair value
Outstanding, June 30, 2019	247,430	—	$26.96
Forfeited	(7,631)	—	$26.68
Granted	499	—	$30.09

Outstanding, September 30, 2019	240,298	—	$26.97

Outstanding, June 30, 2020	230,304	—	$34.63
Granted	16,095	—	$52.85
Vested	(10,575)	10,575	$28.25
Exercises	—	(10,575)	$28.25
Forfeited	(2,921)	—	$28.09

Outstanding, September 30, 2020	232,903	—	$35.55

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

9. Share-based compensation (Continued)

	U.S.$ denominated			Canadian $ denominated
	Number of restricted share units			Number of restricted share units
	Non- vested		Grant-date fair value		Grant-date fair value
Nine-month period ended		Vested		Vested
Outstanding, January 1, 2019	163,549	—	$26.45	32,299	$21.36
Exercised	—	—	—	(32,299)	$21.36
Forfeited	(16,105)	—	$26.59	—	$—
Granted	92,854	—	$27.82	—	$—

Outstanding, September 30, 2019	240,298	—	$26.97	—	$—

Outstanding, January 1, 2020	169,593	—	$28.06	—	$—
Granted	79,548	—	$50.01	—	$—
Vested	(10,575)	10,575	$28.25	—	$—
Exercises	—	(10,575)	$28.25	—	$—
Forfeited	(5,663)	—	$28.01	—	$—

Outstanding, September 30, 2020	232,903	—	$35.55	—	$—

TELUS International (Cda) Inc. Phantom performance share units.

        Each phantom performance share unit is nominally equal in value to one TELUS International (Cda) Inc. Common Share. The performance share units generally become payable when vesting is completed and typically vests over a period of 30 months (the requisite service period). These units generally have a variable payout (0%-100%) depending upon our financial performance and quality-of-service performance conditions. As the TELUS International (Cda) Inc. Common Shares are not currently a dividend-paying share, the grant-date fair value of performance share units equals the fair market value of the corresponding TELUS International (Cda) Inc. Common Shares at the grant date.

        The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom performance share units.

	2020			2019
	Number of restricted share units			Number of restricted share units
Three and nine month periods ended September 30	Non- vested	Vested	Grant-date fair value	Non- vested	Vested	Grant-date fair value
Outstanding, beginning of period	297,459	—	$31.30	382,299	—	$25.24
Vested	(123,644)	123,644	$27.77	(175,296)	175,296	$21.90
Exercises	—	(123,644)	$27.77	—	(175,296)	$21.90
Forfeitures	(6,599)	—	$38.09	—	—	—

Outstanding, end of period	167,216	—	$33.64	207,003	—	$27.75

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

9. Share-based compensation (Continued)

Phantom TELUS Corporation restricted share units.

        Each restricted share unit is nominally equal in value to one TELUS Corporation Common Share and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding TELUS Corporation Common Share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date. The restricted share units generally become payable when vesting is completed and typically vests over a period of 30 months (the requisite service period). These restricted share units generally have a variable payout (0%-150%) depending upon our financial performance and non-market quality-of-service performance conditions.

        On February 13, 2020, TELUS Corporation announced a subdivision of their Common Shares on a two-for-one basis to be effective March 17, 2020. Unless otherwise indicated, all references to TELUS Corporation restricted share units, to the number of shares authorized, to the number of shares outstanding, to the number of shares reserved and to the per share amounts and share-based compensation information in the condensed interim consolidated financial statements, have been retrospectively restated to reflect the impact of the subdivision.

        The following table presents a summary of the activity related to TELUS Corporation restricted share units.

	2020			2019
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
			Weighted average grant-date fair value			Weighted average grant-date fair value
Three-month period ended September 30 Canadian $ denominated	Non- vested	Vested		Non- vested	Vested
Outstanding, beginning of period	297,459	—	$31.30	243,502	—	$22.75
Vested	(105,192)	105,192	$23.78	(57,554)	57,554	$21.37
Exercises	—	(105,192)	$23.78	—	(57,554)	$21.37
Issued
In lieu of Dividends	3,027	—	$23.85	1,458	—	$21.38
Forfeited	(10,201)	—	$—	—	—	—

Outstanding, end of period	185,093	—	$23.85	187,406	—	$22.58

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

9. Share-based compensation (Continued)

	2020			2019
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
			Weighted average grant-date fair value			Weighted average grant-date fair value
Nine-month period ended September 30 Canadian $ denominated	Non- vested	Vested		Non- vested	Vested
Outstanding, beginning of period	297,459	—	$31.30	263,128	—	$16.45
Vested	(105,192)	105,192	$23.78	(82,806)	82,806	$21.38
Exercises	—	(105,192)	$23.78	—	(82,806)	$21.38
Issued
In lieu of Dividends	3,027	—	$23.85	7,084	—	$21.37
Forfeited	(10,201)	—	$—	—	—	—

Outstanding, end of period	185,093	—	$23.85	187,406	—	$22.58

(b)   Share option awards

        We use equity share option awards (equity-settled) and phantom share option awards (cash-settled) as a form of retention and incentive compensation. Employees may receive equity share option awards to purchase TELUS International (Cda) Inc. Common Shares at a price equal to, or a multiple of, the fair market value at the time of grant. Share option awards may be exercised over specific periods not to exceed ten years from the time of grant, however the awards generally may not be exercised and settled (except as noted below) prior to the completion of an initial public offering, or other liquidity event, by TELUS International (Cda) Inc. We apply the fair value method of accounting for share-based compensation awards.

        Equity share option awards generally have a three year vesting period (the requisite service period); equity share option awards granted in fiscal 2017 had a four-year vesting period and equity share options granted in fiscal 2018 and 2019 had a three year vesting period. The vesting method of equity share option awards, which is determined on or before the date of grant, is cliff-vesting. Some equity share option awards have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions.

        Phantom share option awards are accounted for as liability instruments and the associated liability is 50% cash-settled and 50% share-settled. Phantom share option awards generally vest 30 months following award and reflect notional exercise prices equal to the fair market value at the date of grant, but are not exercisable until an IPO or liquidity event occurs except for cash-settled phantom options which are exercisable 50% on vesting 50% twelve months thereafter. Phantom share options reflect notional exercise prices equal to, or a multiple of, the fair market value at the date of grant and have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. The weighted average fair value of share option awards granted are calculated by using the Black-Scholes model.

        The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on management's best estimate of certain non-vesting conditions being achieved. Similarly, expected volatility considers the historical volatility in the observable prices of our peers' shares. The dividend yield is the annualized dividend current at the time of grant divided by the

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

9. Share-based compensation (Continued)

share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

        The following table presents a summary of the number of share option awards outstanding at the end of the period. There was no activity during the nine-month period ending September 30, 2020 and 2019.

	U.S.$ denominated			Canadian $ denominated
	Number of restricted share units			Number of restricted share units
	Non- vested	Vested	Grant-date fair value(1)	Non- vested	Vested	Grant-date fair value(2)
Outstanding, beginning and end of three and nine-month period ending September 30, 2019	858,735	—	$29.83	—	53,832	$21.36

Outstanding, beginning and end of three and nine-month period ending September 30, 2020	994,813	—	$31.11	—	53,832	$21.36

(1)
For options outstanding at the end of the period, the exercise prices ranged from $15.94 to $40.25. The weighted-average remaining expected life was 6.7 years.

(2)
For options outstanding at the end of the period, the exercise price is $21.36. The weighted-average remaining expected life was 5.7 years.

10. Restructuring and other costs

(a)   Details of restructuring and other costs

        With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisitions in other costs.

        Restructuring and other costs are presented in the condensed interim consolidated statements of income and other comprehensive income as set out in the following table:

	Restructuring (b)		Other (c)		Total
Three-month period ended September 30 (millions)	2020	2019	2020	2019	2020	2019
Goods and services purchased	$—	$0.2	$6.0	$2.8	$6.0	$3.0
Employee benefits expense	1.5	0.1	—	—	1.5	0.1

	$1.5	$0.3	$6.0	$2.8	$7.5	$3.1

	Restructuring (b)		Other (c)		Total
Nine-month period ended September 30 (millions)	2020	2019	2020	2019	2020	2019
Goods and services purchased	$—	$0.7	$30.5	$3.2	$30.5	$3.9
Employee benefits expense	2.7	0.1	—	—	2.7	0.1

	$2.7	$0.8	$30.5	$3.2	$33.2	$4.0

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

10. Restructuring and other costs (Continued)

(b)   Employee-related

        Employee-related restructuring costs include amounts in respect of restructuring activities. In 2020, restructuring activities included ongoing and incremental efficiency initiatives. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)   Other

        Business acquisition and integration expenditures that would have been considered neither restructuring costs nor part of the fair value of the net assets acquired have been included here.

        During the three- and nine-month periods ended September 30, 2020, incremental external costs were incurred in connection with the acquisition of Competence Call Center (see Note 12(b)).

11. Property, plant and equipment

							Right-of- use lease assets (Note 13)
		Owned assets
		Network assets	Buildings and leasehold improvements	Furniture and equipment	Assets under construction
(millions)	Note					Total	Buildings	Total
At cost
As at January 1, 2020		$32.3	$77.8	$155.2	$11.2	$276.5	$202.5	$479.0
Additions		0.4	2.1	9.0	29.8	41.3	27.3	68.6
Additions arising from business acquisitions	12(b)	6.2	9.4	23.8	1.9	41.3	32.6	73.9
Dispositions, retirements and other		(1.2)	(1.6)	(8.4)	(2.4)	(13.6)	(4.8)	(18.4)
Assets under construction put into service		3.7	7.1	16.5	(27.3)	—	—	—
Foreign currency translation adjustments		1.4	1.8	2.7	0.3	6.2	4.3	10.5

As at September 30, 2020		$42.8	$96.6	$198.8	$13.5	$351.7	$261.9	$613.6

Accumulated depreciation
As at January 1, 2020		$16.2	$27.8	$99.5	$—	$143.5	$34.5	$178.0
Depreciation		5.1	8.7	23.6	—	37.4	35.2	72.6
Dispositions, retirements and other		(0.1)	(1.8)	(3.8)	—	(5.7)	(0.2)	(5.9)
Foreign currency translation adjustments		0.2	0.5	1.1	—	1.8	0.4	2.2

As at September 30, 2020		$21.4	$35.2	$120.4	$—	$177.0	$69.9	$246.9

Net book value
As at December 31, 2019		$16.1	$50.0	$55.7	$11.2	$133.0	$168.0	$301.0

As at September 30, 2020		$21.4	$61.4	$78.4	$13.5	$174.7	$192.0	$366.7

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

12. Intangible assets and goodwill

(a)   Intangible assets and goodwill, net

		Intangible assets subject to amortization
(millions)	Note	Customer relationships	Software	Assets under construction	Brand	Standard Operating Procedures and Other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2020		$108.0	$33.2	$3.7	$—	$—	$144.9	$418.4	$563.3
Additions		—	2.3	5.4	—	0.1	7.8	—	7.8
Additions arising from business acquisitions	12(b)	534.4	0.8	—	25.3	10.2	570.7	552.4	1,123.1
Assets under construction put into service		—	4.1	(4.1)	—	—	—	—	—
Foreign currency translation adjustments		30.0	5.5	3.2	1.5	0.3	40.5	33.1	73.6

As at September 30, 2020		$672.4	$45.9	$8.2	$26.8	$10.6	$763.9	$1,003.9	$1,767.8

Accumulated amortization
As at January 1, 2020		$31.5	$23.7	$—	$—	$—	$55.2	$—	$55.2
Amortization		47.3	6.1	—	4.9	1.4	59.7	—	59.7
Dispositions, retirements, and other		—	(0.2)	—	—	—	(0.2)	—	(0.2)
Foreign currency translation adjustments		2.4		—	0.1	0.1	2.6	—	2.6

As at September 30, 2020		$81.2	$29.6	$—	$5.0	$1.5	$117.3	$—	$117.3

Net book value
As at December 31, 2019		$76.5	$9.5	$3.7	$—	$—	$89.7	$418.4	$508.1

As at September 30, 2020		$591.2	$16.3	$8.2	$21.8	$9.1	$646.6	$1,003.9	$1,650.5

(b)   Business acquisition

Competence Call Center

        On January 31, 2020, we acquired 100% of Competence Call Center, a provider of higher-value-added business services with a focus on customer relationship management and content moderation. The investment was made with a view to growing and enhancing our service offerings and strategic relationships and building a strong presence in the Europe, Middle East, and Africa (EMEA) regions.

        The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

12. Intangible assets and goodwill (Continued)

Acquisition-date fair values

        Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table. We have not finalized our determination of the tax position of Competence Call Center, and thus the deferred taxed liability and income taxes payable are subject to change.

As at acquisition-date fair values (millions $USD)	Competence Call Center
Assets
Current assets
Cash	$67.9
Accounts receivable(1)	48.7
Other	1.4

118.0

Non-current assets
Property, plant and equipment
Owned assets	15.9
Right-of-use lease assets	32.6
Intangible assets subject to amortization(2)	569.9
Other	1.7

620.1

Total identifiable assets acquired	738.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	32.0
Income and other taxes payable	49.4
Current maturities of long-term debt	8.1

89.5

Non-current liabilities
Long-term debt	163.4
Deferred income taxes	164.6

328.0

Total liabilities assumed	417.5

Net identifiable assets acquired	320.6
Goodwill	552.4

Net assets acquired	$873.0

Acquisition affected by way of:
Cash consideration	$873.0

$873.0

(1)
The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)
Customer relationships are generally expected to be amortized over periods of 10 years; standard operating procedures are expected to be amortized over periods of 5 years; brands are expected to be amortized over periods of 3 years, and software is expected to be amortized over periods of 3 to 5 years.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

12. Intangible assets and goodwill (Continued)

Pro forma disclosures

        The following pro forma supplemental information represents certain results of operations as if the business acquisition noted above had been completed at the beginning of the fiscal 2020 year.

	Three months		Nine months
Period ended September 30, 2020 (millions except per share amounts)	As reported(1)	Pro forma(2)	As reported(1)	Pro forma(2)
Operating revenues	$426.6	$426.6	$1,139.3	$1,172.0

Net income	$27.6	$27.6	$81.9	$80.2

Net income per Common Share
Basic	$0.54	$0.54	$1.66	$1.60

Diluted	$0.54	$0.54	$1.65	$1.59

(1)
Operating revenues and net income for the three-month period ended September 30, 2020, include: $113.9 million and $27.2 million, respectively, in respect of Competence Call Center.

Operating revenues and net income for the nine-month period ended September 30, 2020, include: $278.0 million and $61.5 million, respectively, in respect of Competence Call Center.

(2)
Pro forma amounts for the three- and nine-month periods ended September 30, 2020, reflect the acquired business. The results of the acquired business have been included in our condensed interim consolidated statements of income and other comprehensive income effective the date of acquisition.

        The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

Managed IT Services

        On April 1, 2020, we acquired the Managed IT Services (MITS) business from our parent, TELUS Corporation, for equity consideration of 785,660 Class C Common Shares, with a fair value of $48.8 million (see Note 18(a)). MITS is a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting. TELUS International acquired the MITS assets with a view of enhancing its Digital services portfolio, which continues to be a growing service offering in the marketplace.

        This transaction was accounted for as a common control transaction using the predecessor accounting method prospectively applied wherein no assets or liabilities acquired are restated to their fair values and the results of operations include the transferred businesses' results only from the date of our acquisition of them. As no assets and liabilities acquired were restated to their fair values, the excess of the fair value of the consideration paid by TELUS International (Cda) Inc. over the carrying values of the assets and liabilities received has been charged to retained earnings. The carrying value of

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

12. Intangible assets and goodwill (Continued)

the transferred businesses' assets and liabilities reconciled to the consideration paid is set out in the following table:

(millions)	Note			Note
Assets			Liabilities
Current assets			Current liabilities
Accounts receivable		$2.4	Accounts payable and accrued liabilities		$1.1
Prepaid expenses		2.9	Advance billings and customer deposits		0.8

		5.3			1.9

Non-current assets			Non-current liabilities
Property, plant and equipment, net	11	25.4	Other long-term liabilities		0.7
Intangible assets, net	12	0.8
Deferred income taxes	7(b)	1.3
Other assets		2.2

		29.7			0.7

Total assets		$35.0	Total liabilities		2.6

			Net assets transferred in
			Consideration for transfer in of businesses		48.8
			Excess of fair value of consideration paid over the carrying values of businesses acquired		(16.4)

					32.4

					$35.0

Pro forma disclosures

        The following pro forma supplemental information represents certain results of operations as if the common control transactions noted above had been completed at the beginning of the fiscal 2020 year.

	Three months		Nine months
Period ended September 30, 2020 (millions except per share amounts)	As reported(1)	Pro forma(2)	As reported(1)	Pro forma(2)
Operating revenues	$426.6	$426.6	$1,139.3	$1,172.7

Net income	$27.6	$27.6	$81.9	$85.2

Net income per Common Share
Basic	$0.54	$0.54	$1.66	$1.73

Diluted	$0.54	$0.54	$1.65	$1.72

(1)
Operating revenues and net income for the three-month period ended September 30, 2020, include: $25.6 million and $(0.3) million, respectively, in respect of MITS.

Operating revenues and net income for the nine-month period ended September 30, 2020, include: $50.3 million and $1.4 million, respectively, in respect of MITS.

(2)
Pro forma amounts for the three- and nine-month periods ended September 30, 2020, reflect the transferred business. The results of the transferred business have been included in our Consolidated statements of income and other comprehensive income effective the date of acquisition.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

12. Intangible assets and goodwill (Continued)

        The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented.

Subsequent Event—Acquisition of Lionbridge AI

        On December 31, 2020, we acquired Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement we entered into with an indirect holding company of Lionbridge Technologies, Inc. to acquire LBT Intermediate Holdings, Inc., which holds Lionbridge AI, for cash consideration of $939.0 million, subject to post-closing adjustments. Lionbridge AI is a market-leading global provider of crowd-based training data and annotation platform solutions used in the development of artificial intelligence (AI) algorithms to power machine learning. TELUS International is acquiring Lionbridge AI to further enhance its digital solutions offerings.

13. Leases

        We have the right-of-use buildings under leases. We use these real estate leases for office purposes.

        Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment of lease terms for leased real estate includes periods covered by options to extend the lease terms, as we are reasonably certain to extend such leases.

        Maturity analyses of lease liabilities are set out in Note 4(b) and Note 15(d); the period interest expense in respect thereof is set out in Note 6. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 11. The payments are set out in Note 19(b). We do not currently have any low-value or short-term leases, however, should they arise we would not elect the practical expedient excluding these leases from lease accounting. The weighted average interest rate on lease liabilities was approximately 6.7% as at September 30, 2020.

14. Provisions

(millions)	Note	Employee related	Written put options	Other	Total
As at January 1, 2020		$13.5	$147.0	$10.3	$170.8
Additions		5.9	—	33.0	38.9
Use		(0.6)	(75.6)	(32.4)	(108.6)
Reversal		—	(73.3)	(10.3)	(83.6)
Interest effect	6	—	1.9	—	1.9
Foreign currency translation adjustments		(0.1)	—	—	(0.1)

As at September 30, 2020		$18.7	$—	$0.6	$19.3

Current		—	—	0.6	0.6
Non-current		18.7	—	—	18.7

As at September 30, 2020		$18.7	$—	$0.6	$19.3

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

14. Provisions (Continued)

Employee-related

        The employee-related provisions are largely in respect of statutory obligations in respect of staff departures and retirements. The timing of the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate period.

Written put options

        In connection with the Xavient Digital LLC business acquisition we established a provision for written put option in respect of non-controlling interests. On April 30, 2020, we exercised our option to acquire the remaining non-controlling interest in Xavient Digital LLC for cash consideration of $75.0 million, of which $20.0 million was paid on December 31, 2020 and $5.0 million remains in escrow. This resulted in a $73.3 million reversal of the established provision, which is recorded in Changes in business combination-related provisions in the interim consolidated statements of income and other comprehensive income for the nine-month period ended September 30, 2020.

Other

        Other includes provisions for legal claims and non-employee-related restructuring activities. We received $10.0 million cash from an escrow account created in connection with the Xavient Digital LLC acquisition to be held in trust and disbursed to fund expenses incurred in connection with a claim made inter alia against Xavient Digital LLC. As there was material uncertainty surrounding the conclusion of this claim, a provision was established for the $10.0 million received in trust. During the nine months ended September 30, 2020, the claim was settled (see Note 17) and as such, the related provision was reclassified to accounts Payables and accrued Liabilities in the condensed interim consolidated statement of financial position.

15. Long-term debt

(a)   Details of long-term debt

As at (millions)	Note	September 30, 2020	December 31, 2019
Credit facility	(b)	$936.5	$335.5

Deferred debt transaction costs		(7.8)	(3.7)

		928.7	331.8
Lease liabilities	(c)	218.7	188.7

Long-term debt	(d)	$1,147.4	$520.5

Current		$77.0	42.8
Non-current		1,070.4	477.7

Long-term debt		$1,147.4	$520.5

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

15. Long-term debt (Continued)

(b)   Credit facility

	September 30, 2020				December 31, 2019
As at (millions)	Revolving component(1)	Term loan component(2)		Total	Revolving component(1)	Term loan component(2)		Total
Available	$248.5	$	N/A	$248.5	$121.0	$	N/A	$121.0
Outstanding
Due to TELUS Corporation	$43.9		73.1	117.0	—		—	—
Due to Other	307.6		511.9	819.5	229.0		106.5	335.5

Total	$600.0		$585.0	$1,185.0	$350.0		$106.5	$456.5

(1)
Revolving component available is gross of swingline draw of $11.0

(2)
We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64% plus applicable margins.

        As at September 30, 2020 and December 31, 2019, we had a $936.5 million and $335.5 million, respectively, bank credit facility outstanding with a weighted average interest rate of 2.40% as at September 30, 2020 and 3.25% as at December 31, 2019. The credit facility, secured by our assets, with a syndicate of financial institutions (as 87.5% lender) and joined in 2020 by TELUS Corporation (as 12.5% lender), expires on January 28, 2025. The incremental increase in the credit facility is in connection with the acquisition of Competence Call Center (see Note 12(b)) and is non-recourse to TELUS Corporation.

        The credit facility bears interest at prime rate, U.S. dollar Base Rate, a bankers' acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. TELUS International (Cda) Inc.'s quarter-end net debt to EBITDA ratio must not exceed: 4.75:1.00 during fiscal 2020; 4.25:1.00 during fiscal 2021; and 3.50:1.00 subsequently. The quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. As at September 30, 2020, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements. The term loan is subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

        As at September 30, 2020 and December 31, 2019, we had liquidity of $248.5 million and $121.0 million, respectively, available under the revolving component of our credit facility, and $3.1 million and $2.2 million, respectively, available under local credit facilities in our subsidiaries.

Subsequent Event—Acquisition of Lionbridge AI

        In connection with the acquisition of Lionbridge AI on December 31, 2020, as discussed further in Note 12(b), we financed the acquisition partly with borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities. Concurrently, the credit facility was amended and expanded with TELUS' share of the credit facility decreasing to 8.8% at an aggregate level based on the total size of the credit facility.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

15. Long-term debt (Continued)

Additionally, the quarter-end net debt to EBITDA ratios have been updated to not exceed: 5.25:1.00 during fiscal 2021; 4.50:1:00 during fiscal 2022; and 3.75:1:00 subsequently. The quarter-end operating cash flow to debt service ratio did not change.

(c)   Leases

        Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals.

(d)   Long-term debt maturities

        Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at September 30, 2020, are as follows:

	U.S dollars			European euros	Other currencies
	Long-term debt, excluding leases
Composite long-term debt denominated in (in millions)		Leases	Total	Leases	Leases	Total

2020 (remainder of year)	$7.5	$3.9	$11.4	$3.0	$5.9	$20.3
2021	30.0	14.9	44.9	12.2	21.4	78.5
2022	30.0	14.4	44.4	10.6	15.4	70.4
2023	30.0	13.1	43.1	7.4	15.0	65.5
2024	30.0	5.5	35.5	5.5	12.2	53.2
2025	809.0	4.2	813.2	3.4	7.0	823.6
2026-2029	—	6.2	6.2	9.2	15.3	30.7
Thereafter	—	—	—	13.0	—	13.0

Future cash outflows in respect of composite long-term debt principal repayments	936.5	62.2	998.7	64.3	92.2	1,155.2
Future cash outflows in respect of associated interest and like carrying costs(1)	115.5	13.7	129.2	13.5	21.2	163.9

Undiscounted contractual maturities (Note 4(b))	$1,052.0	$75.9	$1,127.9	$77.8	$113.4	$1,319.1

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at September 30, 2020

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

16. Share capital

(a)   Authorized share capital

        Our authorized share capital is as follows:

	Authorized		Issued
As at	September 30, 2020	December 31, 2019	September 30, 2020	December 31, 2019
Preferred Shares
Convertible Redeemable Preferred A Shares	unlimited	unlimited	unlimited	unlimited
Convertible Redeemable Preferred B Shares	unlimited	unlimited	unlimited	unlimited
Common Shares
Class A	unlimited	unlimited	31,304,419	26,836,110
Class B	unlimited	unlimited	16,282,910	14,500,290
Class C	unlimited	unlimited	928,660	93,000
Class D	unlimited	unlimited	722,021	722,021
Class E	unlimited	unlimited	1,449,004	—

        As at September 30, 2020 and December 31, 2019, there were 836,033 and 373, respectively, Class C Common Shares, owned by TELUS Communications, reserved for issuance for the share option plan (See Note 9(b)).

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 12(b)), we issued 3,260,580 Class A Common Shares and 50,000 Class C Common Shares to our controlling shareholder for $126.1 million and 1,782,620 Class B Common Shares to a non-controlling shareholder, Baring Private Equity Asia, for $67.9 million. The proceeds from these share issuances were used to finance the Competence Call Center business acquisition (Note 12(b)). In addition, on January 31, 2020 we issued 1,449,004 Class E Common Shares to new shareholders for proceeds of $90.0 million. The per share value paid in connection with the issuances of Class A, B, and C Common Shares to our controlling shareholder and Baring Private Equity Asia in connection with the Competence Call Center business acquisition of $38.09 per share was less than the per share value of $62.10 per share paid by the new shareholders of Class E Common Shares.

        The issuance of Class A, B and C Common Shares to our controlling shareholder and Baring Private Equity Asia at a per share price that was lower than was paid by the new shareholders of Class E Common Shares resulted in dilution to the Company's other shareholders whom collectively own approximately 4% of the Company's outstanding Common Shares. The price per share for the Class A, B and C Common Shares issued to our controlling shareholder and Baring Private Equity Asia was based on an estimate of fair market value as of September 30, 2019 and was lower than what was paid by the new shareholders of Class E Common Shares. The price per Class E Common Share paid by the new shareholders was based on arm's length contractual negotiations. The price per share for the Class A, B and C Common Shares did not compensate our controlling shareholder or Baring Private Equity Asia for identifying Competence Call Center as an acquisition target, providing a source of financing for the Competence Call Center acquisition or for any consulting or other service. The issuances of Class A, B, and C Common Shares to our controlling shareholder and Baring Private Equity Asia and the Class E Common Shares to the new shareholders have been recognized in our

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

16. Share capital (Continued)

consolidated financial statements at their exchange value representing the amounts received in cash for such classes of Common Shares in connection with the CCC acquisition.

        Class E Common Shares are non-voting shares and are subordinated to the Convertible Redeemable Preferred A and B Shares in respect of dividends. Class E Common Shares rank pari passu with the Class A, B, C and D Common Shares in respect of dividends and they are also entitled to rank on par with the Class A, B, C and D Common Shares on a liquidate or dissolution of the Company.

        On April 1, 2020, we issued 785,660 Class C Common Shares for proceeds of $48.8 million to our controlling shareholder as consideration for a common control transaction (Note 18(a)). We also issued 1,207,729 Class A Common Shares to our controlling shareholder for proceeds of $75.0 million to finance the buyout of non-controlling interest in Xavient Digital as of April 30, 2020. Concurrently, we provided Baring Private Equity Asia with an option to purchase up to 1,070,253 Class B Common Shares at an exercise price of $62.10 per share. This option was settled on October 19, 2020 for aggregate consideration of $66.5 million.

Subsequent Event—Acquisition of Lionbridge AI

        On December 29, 2020, concurrent with the acquisition of Lionbridge AI (Note 12(b)), we issued 1,678,242 Class A common shares to our controlling shareholder for $149.6 million and 901,101 Class B Common Shares to for $80.4 million. The per share value paid in connection with the issuances of Class A and B Common Shares to our controlling shareholder and Baring Private Equity Asia, respectively, in connection with the Lionbridge AI acquisition was $89.17 per share based on an estimate of fair market value as of September 30, 2020. The price per share for the Class A and B Common Shares did not compensate our controlling shareholder or Baring for identifying Lionbridge AI as an acquisition target, providing a source of financing for the acquisition or for any consulting or other service.

(b)   Per share amounts

        Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share units.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

16. Share capital (Continued)

        The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Three-month periods ended September 30	2020	2019
Basic total weighted average number of Common Shares outstanding	50,687,014	42,151,421
Effect of dilutive securities
Share option awards	351,724	102,073

Diluted total weighted average number of Common Shares outstanding	51,038,738	42,253,494

Nine-month periods ended September 30	2020	2019
Basic total weighted average number of Common Shares outstanding	49,279,664	42,151,421
Effect of dilutive securities
Share option awards	311,538	114,608

Diluted total weighted average number of Common Shares outstanding	49,591,202	42,266,029

17. Contingent liabilities

(a)   Indemnification obligations

        In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

        As at September 30, 2020 and December 31, 2019, we had no liability recorded in respect of indemnification obligations.

(b)   Claims and lawsuits

        On December 12, 2018, a claim was filed against Xavient Digital LLC and the prior owners of Xavient by a former customer of Xavient. Defendants counter claimed against plaintiffs. During the nine months ended September 30, 2020, the parties reached a mutual agreement to resolve all claims in exchange for a payment to plaintiff in the amount of $3.0 million. The settlement payment and all costs and attorneys' fees related to the litigation are protected by indemnity and funds released from escrow and in the custody of TELUS International (see Note 14). In addition, all outstanding invoices for fees and costs related to the litigation were accounted for and paid out of the escrow account.

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

18. Related party transactions

(a)   Transactions with TELUS Corporation

General

        TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International (Cda) Inc.

Recurring transactions

        TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing and information technology outsourcing services from us, and provide services (including people, network, finance, communications and regulatory) to us.

        Certain number of our employees also participate in TELUS Corporation share-based compensation plans. TELUS Corporation charges these amounts to us at cost, net of hedging effects where applicable.

        We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2020			2019
Three-month periods ended September 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$80.6	$80.6	$—	$72.6	$72.6
Goods and services purchased (from)	—	(12.8)	(12.8)	—	(1.2)	(1.2)

	—	67.8	67.8	—	71.4	71.4
Receipts from related parties	—	(72.9)	(72.9)	—	(67.0)	(67.0)
Payments to related parties	6.0	—	6.0	—	—	—
Payments made by related parties on our behalf	(4.1)	15.6	11.5	(4.6)	(0.7)	(5.3)
Foreign currency adjustments	—	(1.9)	(1.9)	—	—	—

Change in balance	1.9	8.6	10.5	(4.6)	3.7	(0.9)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(0.1)	(9.2)	(9.3)	(5.9)	(1.4)	(7.3)

Balance, end of period	$1.8	$(0.6)	$1.2	$(10.5)	$2.3	$(8.2)

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

18. Related party transactions (Continued)

	2020			2019
Nine-month periods ended September 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$227.8	$227.8	$—	$192.5	$192.5
Goods and services purchased (from)	—	(23.4)	(23.4)	—	(3.7)	(3.7)

	—	204.4	204.4	—	188.8	188.8
Receipts from related parties	(0.2)	(203.6)	(203.8)	(0.2)	(178.3)	(178.5)
Payments to related parties	6.0	—	6.0	1.5	—	1.5
Payments made by related parties on our behalf	(7.0)	(0.6)	(7.6)	(13.7)	(7.4)	(21.1)
Foreign currency adjustments	—	(2.0)	(2.0)	—	—	—

Change in balance	(1.2)	(1.8)	(3.0)	(12.4)	3.1	(9.3)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	3.0	1.2	4.2	1.9	(0.8)	1.1

Balance, end of period	$1.8	$(0.6)	$1.2	$(10.5)	$2.3	$(8.2)

Accounts with TELUS Corporation and subsidiaries
Due from	$1.8	$31.5	$33.3	$2.8	$27.0	$29.8
Due to	—	(32.1)	(32.1)	(13.3)	(24.7)	(38.0)

	$1.8	$(0.6)	$1.2	$(10.5)	$2.3	$(8.2)

        In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.

Other transactions

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 12(b)), we issued 3,260,580 Class A Common Shares and 50,000 Class C Common Share to TELUS Corporation for cash proceeds of $126.1 million (Note 16(a)). The proceeds from these share issuances were used to finance the acquisition of Competence Call Center (see Note 12(b)).

        Effective January 31, 2020, TELUS Corporation participates as a lender in the credit facility syndicate (see Note 15(b)) with a balance of $117.0 million outstanding as at September 30, 2020. As such, TELUS was the beneficiary of 12.5% of any interest payments February 1, 2020 to September 30, 2020. For the three and nine months ended September 30, 2020, such amounts totaled $1.1 million and $3.2 million.

        On April 1, 2020, TELUS International acquired the MITS business from its parent, TELUS Corporation, for equity consideration of 785,660 Class C Common Shares, with a fair value of $48.8 million.

        MITS is a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting. TELUS International acquired the MITS assets with a view to enhancing its Digital services portfolio, which continues to be a growing portfolio in the marketplace. (see Note 12(b)).

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

18. Related party transactions (Continued)

        We issued 1,207,729 Class A Common Shares for proceeds of $75.0 million to finance the buyout of the remaining non-controlling interest in Xavient Digital as of April 30, 2020.

Subsequent Event—Acquisition of Lionbridge AI

        On December 29, 2020, concurrent with the acquisition of Lionbridge AI (Note 12(b)), we issued 1,678,242 Class A common shares to TELUS for $149.6 million (Note 16(a)). The proceeds from these share issuances were used to finance the acquisition.

(b)   Transactions with Baring Private Equity Asia

General

        Baring Private Equity Asia exercises significant influence on TELUS International (Cda) Inc.

Recurring transactions

        As at September 30, 2020, and during the three- and nine-month periods ended September 30, 2020, there were no balances due to or due from, or recurring transactions with, Baring Private Equity Asia.

Non-recurring transaction

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 12(b)), we issued 1,782,620 Class B Common Shares to a non-controlling shareholder, Baring Private Equity Asia, for cash proceeds of $67.9 million (Note 16(a)). The proceeds from these share issuances were used to finance the acquisition (see Note 12(b)).

        Concurrent with the shares issued to TELUS in conjunction with the common control acquisition and to fund the acquisition of the remaining non-controlling interest of Xavient Digital LLC, we provided Baring Private Equity Asia with an option to purchase up to 1,070,253 Class B Common Shares at an exercise price of $62.10 per share. They elected to exercise this option on September 29, 2020.

Subsequent Event—Acquisition of Lionbridge AI

        On December 29, 2020, concurrent with the acquisition of Lionbridge AI (Note 12(b)), we issued 901,101 Class B common shares to Baring, for cash proceeds of $80.4 million (Note 16(a)). The proceeds from these share issuances were used to finance the acquisition.

19. Additional financial information

(a)   Statements of income and other comprehensive income

        For the three- and nine-month periods ended September 30, 2020, we had two customers, including TELUS Corporation, who each accounted for more than 10% of our operating revenues in each of those periods (2019—two). TELUS Corporation was our largest customer for each of the three and nine month periods ended September 30, 2020, representing 18.9% and 20.0% of our service revenue, respectively (2019—27.4%; 25.8%). Our second largest customer accounted for 17.1% and

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

19. Additional financial information (Continued)

15.5% of our service revenue in the three- and- nine-month periods ended September 30, 2020 (2019—11.8%, 12.5%).

(b)   Statements of financial position

As at (millions)	Note	September 30, 2020	December 31, 2019
Accounts receivable
Customer accounts receivable	4(a)	$174.1	$109.8
Accrued receivables—customer		106.8	57.0
Allowance for doubtful accounts	4(a)	(6.1)	(1.8)

		274.8	165.0
Accrued receivables—current		17.6	11.6

		$292.4	$176.6

Other long-term assets
Accrued receivables—non-current		$32.9	$25.8
Deferred expenses		2.1	1.0

		$35.0	$26.8

Accounts payable and accrued liabilities
Accrued liabilities		$96.0	$34.7
Payroll and other employee-related liabilities		112.5	58.3
Restricted stock units liability		14.4	9.5

		222.9	102.5
Trade accounts payable		20.7	20.3
Other		64.9	29.4

		$308.5	$152.2

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

19. Additional financial information (Continued)

(c)   Statements of cash flows—operating activities and investing activities

		Three months		Nine months
Periods ended September 30 (millions)	Note	2020	2019	2020	2019
Net change in non-cash operating working capital
Accounts receivable		$(32.8)	$(14.2)	$(64.7)	$(57.5)
Due to and from affiliated companies, net		(10.5)	0.9	3.0	9.3
Prepaid expenses		1.1	1.2	4.2	(2.4)
Other long-term assets		(0.8)	2.8	(4.3)	(2.1)
Accounts payable and accrued liabilities		55.5	13.2	106.3	24.7
Income and other taxes receivable and payable, net		2.2	—	2.2	(0.3)
Advance billings and customer deposits		0.3	4.4	(1.6)	(4.6)
Provisions		(11.0)	0.9	(30.0)	7.0
Other long-term liabilities		(2.0)	—	(2.4)	0.3

		$2.0	$9.2	$12.7	$(25.6)

Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment	11	$(17.2)	$(11.4)	$(68.6)	$(94.5)
Intangible assets	12(a)	(3.2)	(2.7)	(7.8)	(4.8)

		(20.4)	(14.1)	(76.4)	(99.3)
Additions arising from leases		(0.1)	1.3	27.3	51.7
Additions arising from non-monetary transactions		—	1.0	—	1.0

		(20.5)	(11.8)	(49.1)	(46.6)
Change in associated non-cash investing working capital		0.8	(6.7)	11.2	10.4

		$(19.7)	$(18.5)	$(37.9)	$(36.2)

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

19. Additional financial information (Continued)

(d)   Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
(millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Three-month period ended September 30, 2019
Long-term debt
TELUS International (Cda) Inc. credit facility	$306.5	$—	$(1.5)	$—	$—	$305.0
Lease liabilities	190.9	—	(12.6)	—	1.2	179.5
Deferred debt transaction costs	(4.3)	—	—	—	0.3	(4.0)

	$493.1	$—	$(14.1)	$—	$1.5	$480.5

Short-term borrowings	$—	$0.6	$—	$—	$—	$0.6

Three-month period September 30, 2020
Long-term debt
TELUS International (Cda) Inc. credit facility	$988.0	$—	$(51.5)	$—	$—	$936.5
Lease liabilities	226.4	—	(15.3)	3.6	4.0	218.7
Deferred debt transaction costs	(8.1)	—	—	—	0.3	(7.8)

	$1,206.3	$—	$(66.8)	$3.6	$4.3	$1,147.4

Short-term borrowings	$—	$11.1	$—	$—	$—	$11.1

		Statements of cash flows		Non-cash changes
(millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Nine-month period ended September 30, 2019
Long-term debt
TELUS International (Cda) Inc. credit facility	$312.5	$10.0	$(17.5)	$—	$—	$305.0
Lease liabilities	154.7	—	(34.3)	—	59.1	179.5
Deferred debt transaction costs	(4.9)	—	—	—	0.9	(4.0)

	$462.3	$10.0	$(51.8)	$—	$60.0	$480.5

Short-term borrowings	$—	$0.6	$—	$—	$—	$0.6

Nine-month period ended September 30, 2020
Long-term debt
TELUS International (Cda) Inc. credit facility	$335.5	$1,145.0	$(544.0)	$—	$—	$936.5
Other	—	—	(138.9)	—	138.9	—
Lease liabilities	188.7	—	(42.8)	6.9	65.9	218.7
Deferred debt transaction costs	(3.7)	—	—	—	(4.1)	(7.8)

	$520.5	$1,145.0	$(725.7)	$6.9	$200.7	$1,147.4

Short-term borrowings	$—	$11.1	$—	$—	$—	$11.1

TELUS International (Cda) Inc.

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

20. Segment reporting

(a) Segment reporting

        Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. The Company's chief operating decision maker reviews financial information prepared on a consolidated basis for the purposes of making resource allocation decisions and assessing the performance of the overall organization. Based on an evaluation of all facts and circumstances, the Company has determined that it functions as a single operating and reporting segment.

(b) Entity wide disclosures

	Three months		Nine months
Periods ended September 30 (millions)	2020	2019	2020	2019
Revenue by geographic area, based on delivery location
Philippines	$74.0	$73.5	$207.6	$208.6
United States	64.2	59.9	180.9	176.3
Germany	52.5	—	128.7	—
El Salvador	28.5	32.2	122.3	71.4
Spain	38.9	—	94.3	—
Bulgaria	24.6	21.2	78.6	86.4
Canada	32.0	5.6	71.4	14.3
Ireland	22.0	23.8	69.2	72.2
Guatemala	42.0	24.9	65.6	80.1
Romania	13.0	12.3	28.7	6.2
Other	34.9	11.9	92.0	31.6

	$426.6	$265.3	$1,139.3	$747.1

As at (millions)	September 30, 2020	December 31, 2019
Net long-lived assets by geographic area
Austria	$970.7	$—
United States	278.6	496.6
Germany	131.7	—
El Salvador	150.7	23.0
Philippines	128.3	96.4
Ireland	92.8	63.4
Bulgaria	67.8	37.1
Spain	48.9	—
Canada	41.0	14.9
Latvia	28.6	—
Guatemala	20.6	46.9
India	18.8	17.8
Other	38.7	13.0

	$2,017.2	$809.1

TELUS International (Cda) Inc.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of TELUS International (Cda) Inc.

Opinion on the Financial Statements

        We have audited the accompanying consolidated statements of financial position of TELUS International (Cda) Inc. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, its financial performance and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Change in Accounting Principle

        As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company has changed its method of accounting for leases due to the adoption of IFRS 16, Leases.

Basis for Opinion

        These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

"/s/ Deloitte LLP" Chartered Professional Accountants Licensed Public Accountants

Toronto, Canada
January 8, 2021

We have served as the Company's auditor since 2016.

TELUS International (Cda) Inc.

Consolidated Statements of Income and Other Comprehensive Income

Years Ended December 31 (millions except per share amounts)	Note	2019	2018	2017
REVENUES
Revenues arising from contracts with customers—service		$1,019.6	$834.6	$573.2
OPERATING EXPENSES
Goods and services purchased		182.9	174.9	105.8
Employee benefits expense	5	630.4	522.5	366.5
Depreciation	12	73.1	31.3	25.4
Amortization of intangible assets	13	19.1	18.2	6.8

		905.5	746.9	504.5

OPERATING INCOME		114.1	87.7	68.7
Changes in business combination-related provisions	15	(14.6)	(12.6)	—
Interest expense	6	36.3	23.2	10.1
Foreign exchange	6	(2.6)	8.1	(0.5)

INCOME BEFORE INCOME TAXES		95.0	69.0	59.1
Income taxes	7	26.0	21.9	15.7

NET INCOME		$69.0	$47.1	$43.4

OTHER COMPREHENSIVE INCOME	8
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(h)	0.1	(0.7)	(0.1)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(3.3)	(9.9)	10.3

		(3.2)	(10.6)	10.2

Item never subsequently reclassified to income
Employee defined benefit plan re-measurements		(2.7)	0.5	—

		(5.9)	(10.1)	10.2

COMPREHENSIVE INCOME		$63.1	$37.0	$53.6

NET INCOME PER COMMON SHARE	17(b)
Basic		$1.64	$1.12	$1.09
Diluted		$1.63	$1.12	$1.09

The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.

Consolidated Statements of Financial Position

As at December 31 (millions)	Note	2019	2018
ASSETS
Current assets
Cash and temporary investments, net		$79.5	$65.6
Accounts receivable	20(b)	176.6	137.1
Due from affiliated companies	19(a)	30.2	21.4
Income and other taxes receivable		10.9	1.2
Prepaid expenses		27.9	23.9
Current derivative assets	4(g)	3.3	0.4

		328.4	249.6

Non-current assets
Property, plant and equipment, net	12	301.0	115.2
Intangible assets, net	13	89.7	104.8
Goodwill, net	13	418.4	421.2
Deferred income taxes	7(b)	4.7	2.6
Other long-term assets	20(b)	26.8	15.7

		840.6	659.5

		$1,169.0	$909.1

LIABILITIES AND OWNERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	20(b)	$152.2	$115.7
Due to affiliated companies	19(a)	26.0	20.3
Income and other taxes payable		40.6	30.5
Advance billings and customer deposits		4.0	13.5
Provisions	15	10.3	6.5
Current maturities of long-term debt	16(a)	42.8	6.0

		275.9	192.5

Non-current liabilities
Provisions	15	160.5	210.0
Long-term debt	16(a)	477.7	302.0
Other long-term liabilities		4.2	4.1
Derivative liabilities		3.2	0.9
Deferred income taxes	7(b)	1.7	2.9

		647.3	519.9

Liabilities		923.2	712.4

Owners' equity
Common equity	17	245.8	196.7

		$1,169.0	$909.1

Contingent Liabilities	18
The accompanying notes are an integral part of these consolidated financial statements.

        Approved by the Directors:

/s/ Josh Blair	/s/ Jeffrey Puritt
Josh Blair	Jeffrey Puritt
Chair, Board of Directors	President & Chief Executive Officer

TELUS International (Cda) Inc.

Consolidated Statements of Changes in Owners' Equity

		Share Capital
		Common Shares
					Accumulated other comprehensive income
($ in millions)	Note	Number of shares	Share capital	Retained earnings (deficit)		Total
Balance as at January 1, 2017		40,000,000	$224.5	$(198.8)	$21.1	$46.8
Net income		—	—	43.4	—	43.4
Other comprehensive income		—	—	—	10.2	10.2
Share option awards		—	0.3	—	—	0.3
Costs related to share transactions		—	(0.9)	—	—	(0.9)

Balance as at December 31, 2017		40,000,000	$223.9	$(155.4)	$31.3	$99.8

Balance as at January 1, 2018		40,000,000	$223.9	$(155.4)	$31.3	$99.8
Net income		—	—	47.1	—	47.1
Other comprehensive income		—	—	—	(10.1)	(10.1)
Class A common shares—Issued	17	929,110	25.7	—	—	25.7
Class B common shares—Issued	17	500,290	13.9	—	—	13.9
Class D common shares—Issued	17	722,021	20.0	—	—	20.0
Share option awards		—	0.3	—	—	0.3

Balance as at December 31, 2018		42,151,421	$283.8	$(108.3)	$21.2	$196.7

Balance as at January 1, 2019
As previously reported		42,151,421	$283.8	$(108.3)	$21.2	$196.7
IFRS 16, Leases transitional amount	2(a)	—	—	(14.7)	0.1	(14.6)

As adjusted		42,151,421	283.8	(123.0)	21.3	182.1
Net income		—	—	69.0	—	69.0
Other comprehensive income		—	—	—	(5.9)	(5.9)
Share option awards		—	0.6	—	—	0.6

Balance as at December 31, 2019		42,151,421	$284.4	$(54.0)	$15.4	$245.8

The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.

Consolidated Statements of Cash Flows

Years Ended December 31 (millions)	Note	2019	2018	2017
OPERATING ACTIVITIES
Net income		$69.0	$47.1	43.4
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		92.2	49.5	32.2
Interest expense	6	36.3	23.2	10.1
Income taxes	7	26.0	21.9	15.7
Share-based compensation expense, net of payments made	9	1.8	4.1	1.3
Reversal of written put option	15	(13.5)	(12.6)	—
Change in market value of derivatives and other adjustments		0.7	4.3	(3.1)

Cash provided by operating activities before net change in non-cash working capital, interest paid, and income taxes paid		212.5	137.5	99.6
Net change in non-cash operating working capital	20(c)	(28.2)	(13.9)	12.5
Interest paid		(14.7)	(15.3)	(6.9)
Income taxes paid, net		(28.0)	(14.8)	(14.3)

Cash provided by operating activities		141.6	93.5	90.9

INVESTING ACTIVITIES
Cash payments for capital assets	20(c)	(52.7)	(47.5)	(44.5)
Cash payments for acquisitions, net		—	(115.4)	(62.5)
Payment to acquire non-controlling interest in subsidiary	15	(50.8)	—	—

Cash used by investing activities		(103.5)	(162.9)	(107.0)

FINANCING ACTIVITIES	20(d)
Shares issued	17	—	18.9	—
Repayment of long-term debt	20(d)	(96.0)	(38.6)	(43.6)
Repayment of short-term borrowings, net	20(d)	—	(4.6)	—
Long-term debt issued	20(d)	72.0	75.0	66.0
Receipts from intercompany advances	20(d)	—	—	26.2

Cash provided (used) by financing activities		(24.0)	50.7	48.6

Effect of exchange rate changes on cash and temporary investments		(0.2)	(1.1)	1.0

CASH POSITION
Increase (decrease) in cash and temporary investments, net		13.9	(19.8)	33.5
Cash and temporary investments, net, beginning of period		65.6	85.4	51.9

Cash and temporary investments, net, end of period		$79.5	$65.6	$85.4

The accompanying notes are an integral part of these consolidated financial statements.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements

        TELUS International (Cda) Inc. is a global provider of customer experience and digital business services.

        TELUS International (Cda) Inc. was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS International (Cda) Inc. maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.

        The terms we, us, our or ourselves are used to refer to TELUS International (Cda) Inc. and, where the context of the narrative permits or requires, its subsidiaries.

        Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS International (Cda) Inc.

1. Consolidated financial statements

(a)   Basis of presentation

        Our consolidated financial statements are expressed in United States dollars. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB).

        Generally accepted accounting principles require that we disclose the accounting policies we have selected in those instances where we have been obligated to choose from among various generally accepted accounting principle-compliant accounting policies. In certain other instances, including where no selection among policies is allowed, we are also required to disclose how we have applied certain accounting policies. In our assessment, all of our required accounting policy disclosures are not equally significant for us, as set out in the accompanying table; their relative significance to us will evolve over time as we do.

        We have reclassified certain prior period amounts within our Consolidated Statement of Income and Other Comprehensive Income to conform to our current presentation. These reclassifications did not affect previously reported revenues arising from contracts with customers, operating expenses, or net income in the Consolidated Statement of Income and Other Comprehensive Income.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Accounting policy requiring a more significant choice among policies and/or a more significant application of judgment
Accounting policy	Yes	No
General application
(a) Basis of presentation		X
(b) Consolidation		X
(c) Use of estimates and judgments	X
(d) Financial instruments—recognition and measurement		X
(e) Hedge accounting		X
Results of operations focused
(f) Revenue recognition	X
(g) Depreciation, amortization and impairment	X
(h) Translation of foreign currencies		X
(i) Income and other taxes	X
(j) Share-based compensation	X
(k) Employee future benefit plans		X
Financial position focused
(l) Cash and temporary investments, net		X
(m) Property, plant and equipment; intangible assets	X
(n) Leases		X

        These consolidated financial statements for each of the years ended December 31, 2019, 2018 and 2017, were authorized by our Board of Directors for issue on January 8, 2021.

(b)   Consolidation

        Our consolidated financial statements include our accounts and the accounts of all of our subsidiaries. The principal ones are: TELUS International (U.S.) Corp.; CallPoint New Europe EAD; CallPoint New Europe S.R.L.; Transactel (Barbados) Inc.; Transactel S.A.; Transactel El Salvador S.A. DE C.V.; TELUS International Philippines Inc; VoxPro Limited and Xavient Digital LLC.

        Our financing arrangements and those of our subsidiaries do not impose restrictions on inter-corporate dividends, but external dividends are restricted based upon total net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA(1)) ratios, all as defined by our financing arrangements.

        On a continuing basis, we review our corporate organization and effect changes as appropriate so as to enhance the value of TELUS International (Cda) Inc. This process can, and does, affect which of our subsidiaries are considered principal subsidiaries at any particular point in time.

(1)
EBITDA does not have any standardized meaning prescribed by IFRS-IASB and therefore may not be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. EBITDA is a key measure that management uses to evaluate the performance of our business and it is also utilized in measuring compliance with certain debt covenants.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(c)   Use of estimates and judgments

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates

        Examples of the significant estimates and assumptions that we make and their relative significance and degree of difficulty are as follows:

Judgments

        Examples of our significant judgments, apart from those involving estimation, include the following:

  •
  Assessments about whether line items are sufficiently material to warrant separate presentation in the primary financial statements and, if not, whether they are sufficiently material to warrant separate presentation in the financial statement notes. In the normal course, we make changes to our assessments regarding presentation materiality so that they reflect current economic conditions. Due consideration is given to the view that it is reasonable to expect differing opinions of what is, and is not, material.

  •
  In respect of revenue-generating transactions, generally we must make judgments that affect the timing of the recognition of revenue as it relates to assessing when we have satisfied our performance obligations to our customers, either at a point in time or over a period of time.

  •
  The preparation of our financial statements in accordance with generally accepted accounting principles requires management to make judgments that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used to make resource allocation decisions and to assess performance, as further discussed in Note 21. A significant judgment we make is that our cash flows are sufficiently indistinguishable given our global operating model, resulting in a single operating and reporting segment.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

  •
  Determination of our functional currency and the functional currency of each subsidiary involves significant judgment. The determination of functional currency affects the carrying value of non-current assets included in the statement of financial position and, as a consequence, the amortization of those assets, as well as the exchange gains and losses recorded in the consolidated statement of comprehensive income and the consolidated statement of equity.

  •
  The decision to depreciate and amortize any property, plant, equipment and intangible assets that are subject to amortization on a straight-line basis, as we believe that this method reflects the consumption of resources related to the economic lifespan of those assets better than an accelerated method and is more representative of the economic substance of the underlying use of those assets.

  •
  In connection with the annual impairment testing of goodwill, there are instances where we must exercise judgment in the determination of our cash generating units. A significant judgment that we make is that each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region. As such, each region is not an individual cash generating unit.

  •
  In respect of claims and lawsuits, as discussed further in Note 18(b), the determination of whether an item is a contingent liability or whether an outflow of resources is probable and thus needs to be accounted for as a provision.

(d)   Financial instruments—recognition and measurement

        In respect of the recognition and measurement of financial instruments, we have adopted the following policies:

  •
  Derivatives that are part of an established and documented cash flow hedging relationship are accounted for as held for hedging. We believe that classification as held for hedging results in a better matching of the change in the fair value of the derivative financial instrument with the risk exposure being hedged.

  •
  Derivatives that are not part of a documented cash flow hedging relationship are accounted for as held for trading and thus are measured at fair value through net income.

  •
  Transaction costs, other than in respect of items held for trading, are added to the initial fair value of the acquired financial asset or financial liability. We have selected this method as we believe that it results in a better matching of the transaction costs with the periods in which we benefit from the transaction costs.

(e)   Hedge accounting

Hedge accounting

        The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting as we believe this is more representative of the economic substance of the underlying transactions.

        In order to apply hedge accounting, a high correlation (which indicates effectiveness) is required in the offsetting changes in the risk-associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction having an identified risk exposure that we have taken steps to modify (the hedged items). We assess the

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

anticipated effectiveness of designated hedging relationships at inception and their actual effectiveness for each reporting period thereafter. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable). Any ineffectiveness, such as would result from a difference between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the consolidated statement of income and other comprehensive income as Financing costs if in respect of long-term debt, as Goods and services purchased if in respect of future purchase commitments or as Employee benefits expense if in respect of share-based compensation.

Hedging assets and liabilities

        In the application of hedge accounting, an amount (the hedge value) is recorded in the consolidated statement of financial position in respect of the fair value of the hedging items. The net difference, if any, between the amounts recognized in the determination of net income and the amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the consolidated statement of financial position is recognized as a component of Other comprehensive income, as set out in Note 8.

        In the application of hedge accounting to the finance costs arising from interest paid on our long-term debt, the amount recognized in the determination of net income is the amount that counterbalances the difference between interest calculated at a variable interest rate, and the fixed interest rate as per our credit facility (Note 16(b)).

(f)    Revenue recognition

General

        Our solutions involve delivery of multiple services and products that occur at different points in time and/or over different periods of time; as referred to in (c), this is a significant judgment for us. As appropriate, these arrangements contain multiple performance obligations and the transaction price is measured and allocated among the performance obligations based upon their relative stand-alone selling price. Our relevant revenue recognition policies are then applied to the performance obligations.

        Multiple contracts with a single customer are normally accounted for as separate arrangements. In instances where multiple contracts are entered into with a customer in a short period of time, the contracts are reviewed as a group to ensure that, as with multiple performance obligation arrangements, their relative stand-alone selling prices are appropriate.

        Our revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

        When we receive no identifiable, separable benefit for consideration given to a customer (e.g. discounts and rebates), the consideration is recorded as a reduction of revenue rather than as an expense.

        We recognize revenues for each accounting period based on services provided in that period. Revenue is recognized based on fees incurred per-productive hour or per transaction. Billings are invoiced to customers on a regular basis. Advance billings are recorded when billing occurs prior to provision of the associated services; such advance billings are recognized as revenue in the period in which the services are provided.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(g)   Depreciation, Amortization and Impairment

Depreciation and amortization

        Property, plant, and equipment, including right of use assets, are depreciated on a straight-line basis over their estimated useful lives as determined by a continuing program of asset life studies. Depreciation includes amortization of assets under finance leases and amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average service life or the term of the lease. Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate. As referred to in (c), the use of a straight-line basis of depreciation and amortization is a significant judgment for us.

        Estimated useful lives for the majority of our property, plant and equipment and right of use lease assets subject to depreciation are as follows:

Estimated useful lives
Computer hardware and network assets	3 to 5 years
Buildings and leasehold improvements	20 years
Furniture and equipment	3 to 7 years
Right-of-use lease assets	3 to 20 years

        Estimated useful lives for the majority of our intangible assets subject to amortization are as follows:

Estimated useful lives
Customer contracts and related customer relationships	4 to 10 years
Software	3 to 5 years

Impairment—general

        Impairment testing compares the carrying values of the assets or cash generating units being tested with their recoverable amounts (the recoverable amount being the greater of an asset's value in use or its fair value less costs to sell); as referred to in (c), this is a significant estimate for us. Impairment losses are immediately recognized, to the extent that the carrying value of an asset exceeds its recoverable amount. Should the recoverable amounts for impaired assets subsequently increase, the impairment losses previously recognized (other than in respect of goodwill) may be reversed to the extent that the reversal is not a result of "unwinding the discount" and that the resulting carrying values do not exceed the carrying values that would have been the result if no impairment losses had been previously recognized.

Impairment—property, plant and equipment; intangible assets subject to amortization

        The continuing program of asset life studies considers such items as the timing of technological obsolescence, competitive pressures and future infrastructure utilization plans; these considerations could also indicate that the carrying value of an asset may not be recoverable. If the carrying value of an asset were not considered recoverable, an impairment loss would be recorded.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Impairment—goodwill

        The carrying value of goodwill is periodically tested for impairment. The frequency of the impairment testing is generally the reciprocal of the stability of the relevant events and circumstances, but goodwill must, at a minimum, be tested annually; we have selected October 1 as our annual test date.

        We assess our goodwill by comparing the recoverable amounts of our business to its carrying value. To the extent that the carrying value exceeds its recoverable amount, the excess amount would be recorded as a reduction in the carrying value of goodwill and any remainder would be recorded as a reduction in the carrying value of the assets on a prorated basis.

(h)   Translation of foreign currencies

        Trade transactions completed in foreign currencies are translated into United States dollars at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the consolidated statement of income and other comprehensive income as a component of Financing costs, as set out in Note 6.

        We have foreign subsidiaries that do not have the United States dollar as their functional currency. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries' accounts into United States dollars are reported as a component of other comprehensive income, as set out in Note 8.

(i)    Income and other taxes

        We follow the liability method of accounting for income taxes; as referred to in (c), this is a significant estimate for us. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, and also for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. The amounts recognized in respect of deferred income tax assets and liabilities are based upon the expected timing of the reversal of temporary differences or usage of tax losses and application of the substantively enacted tax rates at the time of reversal or usage.

        We account for any changes in substantively enacted income tax rates affecting deferred income tax assets and liabilities in full in the period in which the changes are substantively enacted. We account for changes in the estimates of tax balances for prior years as estimate revisions in the period in which the changes in estimates arise; we have selected this approach as its emphasis on the statement of financial position is more consistent with the liability method of accounting for income taxes.

        Our operations are complex and the related domestic and foreign tax interpretations, regulations, legislation and jurisprudence are continually changing. As a result, there are usually some tax matters in question that result in uncertain tax positions. We recognize the income tax benefit of an uncertain tax position when it is more likely than not that the ultimate determination of the tax treatment of the position will result in that benefit being realized; however, this does not mean that tax authorities cannot challenge these positions. We accrue an amount for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

positions. We include such charges in the consolidated statement of income and other comprehensive income as a component of income tax expense.

(j)    Share-based compensation

General

        Share-based compensation awards, in the form of phantom restricted share units, equity share options and phantom share options, have historically been provided to certain of our employees. We recognize a compensation expense in respect of these plans that is based on the fair value of the awards. Generally, the compensation expense of the award is recognized on a straight-line basis over the vesting of the award subject to continued service with us through the vesting date. A compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or performance conditions.

Restricted share units

        Restricted share units are accounted for as liability instruments. We accrue a liability equal to the product of the number of vesting restricted share units multiplied by the fair market value of the corresponding common shares at the end of the reporting period. As the Company's shares are not publicly traded, we must estimate the fair value of our shares, as discussed in "Share Valuations" below. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

Share option awards

        We recognize and measure compensation expense for equity-settled share option awards based on the grant date fair value, which is determined under the option pricing model (Black-Scholes-Merton). Fair value is not subsequently re-measured unless the conditions on which the award was granted are modified.

        Proceeds arising from the exercise of equity-settled share option awards are credited to share capital, as are the recognized grant-date fair values of the exercised share option awards.

        Phantom share option awards, which are cash-settled, are accounted for as liability instruments. We recognize and measure compensation expense for cash-settled option awards based on the fair value at the end of each reporting period, which is determined under the option pricing model (Black-Scholes-Merton).

        The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares, the expected volatility of the price of our shares, risk-free interest rates, the expected term of the option and the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

  •
  Fair Value of Our Shares. As the Company's shares are not publicly traded, we must estimate the fair value of our shares, as discussed in "Share Valuations" below.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

  •
  Expected Volatility. As we have not been a public company and do not have a trading history for our shares, the expected stock price volatility for our shares is estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the share option grants. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be used in the calculation.

  •
  Risk-free Interest Rate. The risk-free interest rate is based on the yields of Government of Canada marketable bonds with maturities similar to the expected term of the options for each option group.

  •
  Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the share option awards granted, we base our expected term for awards issued on the simplified method, which represents the average period from vesting to the expiration of the stock option.

  •
  Expected Dividend Yield. We have never declared or paid any cash dividends to shareholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Share valuations

        Given the absence of a public trading market for our shares, the fair value of our shares has historically been determined based on third party valuations of our common stock. These valuations are based upon information provided by management as well as external market and competitor information available to the experts. The valuation considers numerous objective and subjective factors to determine the best estimate of the fair value of our shares at each grant date. These factors include:

  •
  our operating and financial performance;

  •
  current business conditions and projections;

  •
  the likelihood of achieving a liquidity event for the shares underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions; and

  •
  the market performance of comparable publicly traded companies.

        The valuation is developed using a weighted blend of the income and market approaches. The income approach estimates the fair value of a company based on the present value of such company's future estimated cash flows and the residual value of such company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in such company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by applying valuation metrics to the final year of our forecasted revenue and discounting that value to the present value using the same weighted average cost of capital applied to the forecasted periods.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(k)   Employee future benefit plans

Defined benefit plans

        We participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries as well as unfunded, non-contributory retirement plans of TELUS International (Cda) Inc. and its subsidiaries. TELUS Corporation's policy is to charge us our participant-based net defined benefit pension cost, as measured in accordance with IAS 19, Employee Benefits.

Employee benefits

        Contributions to defined contribution plans are charged to the consolidated statements of income in the period in which services are rendered by the covered employees. For defined benefit plans, the cost of pensions and other retirement benefits earned by employees is actuarially determined using the accrued benefit method pro-rated on service and management's best estimates of salary escalation and the retirement ages of employees. In the determination of net income, net interest for each plan, which is the product of the plan's surplus (deficit) multiplied by the discount rate, is included as a component of Financing costs, as set out in Note 6.

        The Company records annual amounts relating to its defined benefit plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, compensation increase and turnover rates. When the defined benefit plan's key assumptions fluctuate relative to their immediately preceding year-end values, actuarial gains (losses) arising from such significant fluctuations are recognized in other comprehensive income.

(l)    Cash and temporary investments, net

        Cash and temporary investments, which may include investments in money market instruments that are purchased three months or less from maturity, are presented net of outstanding items, including cheques written but not cleared by the related banks as at the statement of financial position date. Cash and temporary investments, net, are classified as a liability in the statement of financial position when the total amount of all cheques written but not cleared by the related banks exceeds the amount of cash and temporary investments. When cash and temporary investments, net, are classified as a liability, they may also include overdraft amounts drawn on our bilateral bank facilities, which revolve daily.

(m)  Property, plant and equipment; intangible assets

General

        Property, plant and equipment and intangible assets are recorded at historical cost, which for self-constructed property, plant and equipment includes materials, direct labor and applicable overhead costs. For internally developed internal-use software, the historical cost recorded includes materials, direct labor and direct labor-related costs. Where property, plant and equipment construction projects are of a sufficient size and duration, an amount is capitalized for the cost of funds used to finance construction. The rate for calculating the capitalized financing cost is based on our weighted average cost of borrowing experienced during the reporting period.

        When we sell property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference is included in the consolidated statement of income and other comprehensive income as operating income.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(n)   Leases

        Prior to January 1, 2019, leases were classified as finance or operating, depending upon terms and conditions of the contract. Where we were the lessee, asset values recorded under finance leases were amortized on a straight-line basis over the period of expected use. Obligations recorded under finance leases were reduced by lease payments net of imputed interest.

        On January 1, 2019, we adopted IFRS 16, Leases which superseded IAS 17, Leases (See Note 2(a)).

2. Accounting policy developments

(a)   Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

        In January 2016, the International Accounting Standards Board released IFRS 16, Leases, which is required to be applied for years beginning on or after January 1, 2019, and which supersedes IAS 17, Leases. The standard removes the lessees' classification of leases as either operating leases or finance leases and, for IFRS-IASB, introduces a single lessee accounting model.

        The most significant effect of the new standard is the lessee's recognition of the initial present value of unavoidable future lease payments as right-of-use lease assets and lease liabilities on the statement of financial position, in property, plant and equipment, net and long-term debt, respectively, including those, that for most leases, would previously have been accounted for as operating leases. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

        The measurement of the total lease expense over the term of a lease will be unaffected by the new standard. However, the new standard will result in an acceleration of the timing of lease expense recognition for leases that would previously have been accounted for as operating leases; the International Accounting Standards Board expects that this effect may be muted by a lessee having a portfolio of leases with varying maturities and lengths of term, and we expect that we will be similarly affected. The presentation on the statement of income and other comprehensive income required by the new standard will result in the presentation of most non-executory lease expenses as depreciation of right-of-use lease assets and financing costs arising from lease liabilities, rather than as a part of goods and services purchased (executory lease expenses will remain a part of goods and services purchased); reported operating income would thus be higher under the new standard.

        Relative to the results of applying the previous standard, although actual cash flows will be unaffected, the lessee's statement of cash flows will reflect increases in cash provided by operating activities offset equally by decreases in cash flows from financing activities. This is the result of the presentation of the payments of the "principal" component of leases, which were previously accounted for as operating leases, as a cash flow use within financing activities under the new standard.

        We have applied the standard retrospectively, with the cumulative effect of the initial application of the new standard recognized at the date of initial application, January 1, 2019, subject to permitted and elected practical expedients; such method of application does not result in the retrospective adjustment of amounts reported for periods prior to fiscal 2019. The nature of the transition method selected is such that the lease population as at January 1, 2019, and the discount rates determined contemporaneously, is the basis for the cumulative effects recorded as of that date.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Implementation

        As a transitional practical expedient permitted by the new standard, we have not reassessed whether contracts are, or contained, leases as at January 1, 2019, applying the criteria of the new standard; as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease, are a part of the transition to the new standard. Only contracts entered into (or changed) after December 31, 2018, will be assessed for being, or containing, leases applying the criteria of the new standard.

        IFRS 16, Leases, has the following impact on the fiscal 2019 opening amounts:

As at January 1, 2019 (millions)	Excluding effects of IFRS 16	IFRS 16 effects	As reported under IFRS 16
Non-current assets
Property, plant and equipment, net	$115.2	$138.4	$253.6
Deferred income taxes	$2.6	$1.3	$3.9
Current liabilities
Current maturities of long-term debt	$6.0	$26.7	$32.7
Non-current liabilities
Long-term debt	$302.0	$127.6	$429.6
Owners' equity
Retained earnings	$(108.3)	$(14.7)	$(123.0)
Accumulated other comprehensive income	$21.2	$0.1	$21.3

        The difference between the total of the minimum lease payments set out in Note 14 of our audited consolidated financial statements for the year ended December 31, 2018, and the additions to long-term debt arises because of the effect of discounting the minimum lease payments (approximately half of the difference) and because the minimum lease payments set out in Note 14 of our audited consolidated financial statements for the year ended December 31, 2018, include payments for leases that have commencement dates subsequent to December 31, 2018 (approximately half of the difference).

        The new standard requires a number of incremental recurring disclosures, as well as setting out how those disclosures are to be made; we have made these disclosures, or incorporated them by cross-reference from other notes to the financial statements, in Note 12.

        The following table reconciles the lease liabilities recognized on January 1, 2019, and the operating commitments disclosed under IAS 17 as set out in Note 14 of our audited consolidated financial statements for the year ended December 31, 2018, discounted using the incremental borrowing rates as at the initial date of application of 6.73%:

(millions)
Operating lease commitments as at December 31, 2018	$226.5
Leases committed not yet commenced	(39.4)

Undiscounted lease payments	187.1
Discount at incremental borrowing rate	(32.8)

Lease liabilities as at January 1, 2019	$154.3

Current lease liabilities	$26.7
Non-current lease liabilities	127.6

Total lease liabilities	$154.3

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(b)
Standards, interpretations and amendments to standards not yet effective and not yet applied

        In October 2018, the International Accounting Standards Board amended IFRS 3, Business Combinations, seeking to clarify whether an acquisition transaction results in the acquisition of an asset or the acquisition of a business. The amendments are effective for acquisition transactions on or after January 1, 2020, although earlier application was permitted. The amended standard has a narrower definition of a business, which could result in the recognition of fewer business combinations than under the current standard; the implication of this is that amounts which may have been recognized as goodwill in a business combination under the current standard may now be recognized as allocations to net identifiable assets acquired under the amended standard (with an associated effect in an entity's results of operations that would differ from the effect of goodwill having been recognized). We expect that we will apply the standard prospectively from January 1, 2020. The effects, if any, of the amended standard on our financial performance and disclosure will be dependent on the facts and circumstances of any future acquisition transactions.

3. Capital structure financial policies

        Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.

        In the management of capital and in its definition, we include common equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income) and cash and temporary investments.

        We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt and/or issue new debt to replace existing debt with different characteristics.

        During 2019, our financial objectives, which are reviewed annually, were unchanged from 2018 and 2017. We believe that our financial objectives are supportive of our long-term strategy.

        We monitor capital utilizing the financial covenants prescribed in our credit facility (Note 16(b)).

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

4. Financial instruments

(a)
Risks—overview

        Our financial instruments, and the nature of certain risks to which they may be subject, are as set out in the following table.

Risks
Market risks
Financial instrument	Accounting classification	Credit	Liquidity	Currency	Interest rate	Other price
Measured at amortized cost
Accounts receivable	AC(1)	X		X
Due from affiliated companies	AC(1)	X		X
Accounts payable and accrued liabilities	AC(1)		X	X
Provisions (including restructuring accounts payable)	AC(1)		X	X		X
Long-term debt	AC(1)		X		X
Measured at fair value
Cash and temporary investments, net	FVTPL(2)	X		X	X
Foreign exchange derivatives(3)	FVTPL/FVOCI(2)	X	X	X
Interest rate derivatives(3)	FVTPL/FVOCI(2)	X	X		X

(1)
For accounting recognition and measurement purposes, classified as amortized cost ("AC").

(2)
For accounting recognition and measurement purposes, classified as fair value through net income ("FVTPL"). Unrealized changes in the fair values of financial instruments are included in net income unless the instrument is part of a cash flow hedging relationship. The effective portion of unrealized changes in the fair values of financial instruments held for hedging are included in other comprehensive income ("FVOCI").

(3)
Use of derivative financial instruments is subject to a policy which requires that no derivative transaction is to be entered into for the purpose of establishing a speculative or leveraged position (the corollary being that all derivative transactions are to be entered into for risk management purposes only) and sets criteria for the credit worthiness of the transaction counterparties.
(b)
Credit risk

        Excluding credit risk, if any, arising from interest rate swaps and currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at December 31 (millions)	2019	2018
Cash and temporary investments, net	$79.5	$65.6
Accounts receivable	176.6	137.1
Due from affiliated companies	30.2	21.4
Derivative assets	3.3	0.4

	$289.6	$224.5

Cash and temporary investments, net

        Credit risk associated with cash and temporary investments, net, is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Accounts receivable

        Credit risk associated with accounts receivable is managed through a program of credit evaluations of customers and limiting the amount of credit extended when deemed necessary.

        The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at December 31 (millions)	Note	2019	2018
Customer accounts receivable
Less than 30 days past billing date		$97.4	$60.5
30 - 60 days past billing date		3.0	13.6
61 - 90 days past billing date		2.3	4.3
More than 90 days past billing date		5.3	1.0

		$108.0	$79.4

Customer accounts receivable	20(b)	$109.8	$82.3
Allowance for doubtful accounts	20(b)	(1.8)	(2.9)

Customer receivable, Net		$108.0	$79.4

        We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.

        The following table presents a summary of the activity related to our allowance for doubtful accounts.

Years Ended December 31 (millions)	2019	2018
Balance, beginning of period	$2.9	$0.3
Additions	0.6	2.6
Recovery	(1.7)	—

Balance, end of period	$1.8	$2.9

  Derivative assets (and derivative liabilities)

        Counterparties to our foreign exchange and share-based compensation derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties' credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(c)
Liquidity risk

        As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

  •
  maintaining bilateral bank facilities and a syndicated credit facility (Note 16(b));

  •
  continuously monitoring forecast and actual cash flows; and

  •
  managing maturity profiles of financial assets and financial liabilities.

        Our debt maturities in future years are as disclosed in Note 16(d).

        We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

        The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, as at December 31, 2019 and December 31, 2018, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
			Composite long-term debt
	Non- interest bearing financial liabilities		Long-term debt, excluding leases(1) (Note 16)		Currency swap agreement amounts to be exchanged
		Due to affiliated companies (Note 19(a))
				Leases (Notes 2(a), 14)			Interest rate swap agreement
Year (millions)					(Receive)	Pay		Total
2020	$209.0	$26.0	$16.8	$48.8	$(391.2)	$388.0	$—	$297.4
2021	166.4	—	16.6	44.7	—	—	—	227.7
2022	—	—	328.8	35.1	—	—	3.2	367.1
2023	—	—		32.2	—	—	—	32.2
2024	—	—	—	20.2	—	—	—	20.2
2025 - 2029	—	—	—	39.7	—	—	—	39.7
Thereafter	—	—	—	14.7	—	—	—	14.7

Total	$375.4	$26.0	$362.2	$235.4	$(391.2)	$388.0	$3.2	$999.0

			Total (Note 16(d))	$597.6

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2019.

	Non-derivative				Derivative
			Composite long-term debt
	Non- interest bearing financial liabilities		Long-term debt, excluding leases(1) (Note 16)		Currency swap agreement amounts to be exchanged
		Due to affiliated companies (Note 19(a))
				Leases (Notes 2(a), 14)			Interest rate swap agreement
Year (millions)					(Receive)	Pay		Total
2019	$166.2	$20.3	$19.0	$—	$(67.1)	$66.7	$—	$205.1
2020	7.0	—	18.8	—	—	—	—	25.8
2021	210.0	—	18.6	—	—	—	—	228.6
2022	—	—	300.7	—	—	—	0.9	301.6

Total	$383.2	$20.3	$357.1	$—	$(67.1)	$66.7	$0.9	$761.1

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2018.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(d)
Currency risk

        Our functional currency is the United States dollar, but certain routine revenues and operating costs are denominated in Canadian dollars and capital asset acquisitions are sourced internationally. The euro, Philippine peso and the Canadian dollar are the foreign currencies to which we currently have the largest exposure.

        Our foreign exchange risk management includes the use of foreign currency forward contracts to fix the exchange rates on short-term Philippine peso denominated transactions and commitments, as well as swaps which are used to manage the currency risk associated with European denominated inflows being used against United States dollar denominated debt.

(e)
Interest rate risk

        Changes in market interest rates will cause fluctuations in the fair value or future cash flows of temporary investments, short-term obligations and long-term debt.

        When we have temporary investments, they have short maturities and fixed interest rates and as a result, their fair value will fluctuate with changes in market interest rates; absent monetization prior to maturity, the related future cash flows will not change due to changes in market interest rates.

        As short-term obligations arising from bilateral bank facilities, which typically have variable interest rates, are rarely outstanding for periods that exceed one calendar week, interest rate risk associated with this item is not material.

        Amounts drawn on our long-term credit facility (Note 16(b)) will be affected by changes in market interest rates in a manner similar to debts with short maturities in that the fair value is not materially affected by changes in market interest rates, but the associated cash flows representing interest payments are.

        We manage our exposure to changes in market interest rates with the use of interest rate swaps to fix the interest rates on the variable rate portion of our credit facility.

(f)
Market risk

        Net income and other comprehensive income for the years ended December 31, 2019, 2018 and 2017, could have varied if the United States dollar: Canadian dollar exchange rate, United States dollar: Philippine Peso exchange rate, United States dollar: European euro exchange rate, market interest rates, and the TELUS Corporation and TELUS International (Cda) Inc. common share prices varied by reasonably possible amounts from their actual statement of financial position date amounts.

        The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The Canadian dollar, European euro and Philippine peso denominated balances as at the statement of financial position dates have been used in the calculations.

        The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined using the hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal has been used in the calculations.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        The sensitivity analysis of our exposure to other price risks arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant notional number of common shares at the statement of financial position date has been used in the calculations.

	Net income			Other comprehensive income			Comprehensive income
Years Ended December 31 (increase (decrease) in millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Reasonably possible changes in market risks(1)
10% change in US$: Cdn.$ exchange rate
US$ appreciates	$(0.4)	$(0.1)	$1.5	$—	$—	$—	$(0.4)	$(0.1)	$1.5
US$ depreciates	$0.4	$0.1	$(1.5)	$—	$—	$—	$0.4	$0.1	$(1.5)
10% change in US$: Euro exchange rate
US$ appreciates	$2.7	$(1.8)	$0.1	$—	$7.1	$—	$(2.7)	$5.3	$0.1
US$ depreciates	$(2.7)	$1.8	$(0.1)	$—	$(7.1)	$—	$2.7	$(5.3)	$(0.1)
10% change in US$: Peso exchange rate
US$ appreciates	$(0.3)	$1.6	$1.0	$—	$—	$—	$(0.3)	$1.6	$1.0
US$ depreciates	$0.3	$(1.6)	$(1.0)	$—	$—	$—	$0.3	$(1.6)	$(1.0)
25 basis point change in market interest rate
Rate increases	$(0.8)	$(0.8)	$(0.7)	$0.7	$1.0	$—	$(0.1)	$0.2	$(0.7)
Rate decreases	$0.8	$0.8	$0.7	$(0.7)	$(1.0)	$—	$0.1	$(0.2)	$0.7
25%(2) change in common share price(3)
Price increases	$(2.4)	$(2.6)	$(1.1)	$—	$—	$—	$(2.4)	$(2.6)	$(1.1)
Price decreases	$2.4	$2.6	$1.1	$—	$—	$—	$2.4	$2.6	$1.1

(1)
These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. No consideration has been made for a difference in the notional number of common shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the common share price.

(2)
To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used.

(3)
The hypothetical effects of changes in the price of our common shares and those of TELUS Corporation are restricted to those which would arise from our share-based compensation awards that are accounted for as liability instruments.
(g)
Fair values

General

        The carrying values of cash and temporary investments, accounts receivable, accounts payable and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. The fair values are determined directly by reference to quoted market prices in active markets.

        The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the Euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Derivative

        The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		2019				2018
As at December 31 (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets(1)
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT(3)	2020	$28.0	$0.8	US$:1.00 PHP:52.16	2019	$67.1	$0.4	US$:1.00 PHP:53.43
Currency risks arising from European euro denominated transactions	HFH(2)	2020	$363.2	$2.5	US$:1.00 EUR:0.89		$—	$—	—

				$3.3				$0.4

Non-current liabilities(1)
Derivatives used to manage
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH(2)	2022	$106.5	$3.2	2.64%	2022	$112.5	$0.9	2.64%

				$3.2				$0.9

(1)
Notional amounts of derivative financial assets and liabilities are not set off.

(2)
Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

(3)
Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

Non-derivative

        The fair value amounts for cash and temporary investments approximate carrying amounts due to the short-term maturities of these instruments. Our long-term debt, which is measured at amortized cost, approximates the fair value thereof due to the short-term nature of the applicable rates of interest charged.

(h)
Recognition of derivative gains and losses

        The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        Credit risk associated with such derivative instruments, as discussed further in (b), would be the primary source of hedge ineffectiveness. There was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

				Gain (loss) reclassified from other comprehensive income to income (effective portion)
	Amount of gain (loss) recognized in other comprehensive income (effective portion)
					Amount
Years Ended December 31 (millions)	2019	2018	2017	Location	2019	2018	2017
Derivatives used to manage interest rate risk
Associated with non-fixed rate credit facility amounts drawn	$(2.7)	$(0.9)	$—	Interest expense	$0.4	$(0.3)	$—

	$(2.7)	$(0.9)	—		$0.4	$(0.3)	$—
Derivatives used to manage currency risks
Arising from Euro-denominated business acquisition	$2.4	$—	$—		$—	$—	$—

	$(0.3)	$(0.9)	$—		$0.4	$(0.3)	$—

        The following table sets out the gains and losses (excluding income tax effects) arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the consolidated statements of income and other comprehensive income.

			Gain (Loss) recognized in income on derivatives
Years Ended December 31 (millions)	Location	Note	2019	2018	2017
Derivatives used to manage currency risks	Financing costs	6	$0.3	$(0.8)	$(5.1)

5. Employee benefits expense

Years Ended December 31 (millions)	Note	2019	2018	2017
Employee benefits expense
Wages and salaries		$609.5	$510.1	$357.0
Benefits		5.2	2.7	4.1
Share-based compensation	9	13.2	5.8	4.0
Pensions—defined contribution	10	2.2	0.8	0.2
Restructuring costs	11	0.3	3.1	1.2

		$630.4	$522.5	$366.5

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

6. Financing costs

Years Ended December 31 (millions)	Note	2019	2018	2017
Interest expense
Interest on long-term debt, excluding lease liabilities		$13.9	$13.4	$6.7
Interest on lease liabilities		13.2	—	—
Interest on short-term borrowings and other		0.8	1.9	1.8
Interest accretion on provisions	15	8.4	7.9	1.6

		$36.3	$23.2	$10.1

Foreign exchange
Derivatives used to manage currency risks	4(h)	$(0.3)	$0.8	$5.1
Foreign exchange (gain) loss		(2.3)	7.3	(5.6)

		$(2.6)	$8.1	$(0.5)

7. Income taxes

(a)
Expense composition and rate reconciliation

Years Ended December 31 (millions)	2019	2018	2017
Current income tax expense
For current reporting period	$25.9	$19.8	$17.3
Adjustments recognized in the current period for income tax of prior periods	2.1	1.3	(0.8)

	28.0	21.1	16.5

Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	3.1	(0.1)	(0.8)
Adjustments recognized in the current period for income tax of prior periods	(5.1)	0.9	0.1
Revaluation of deferred income tax liability	—	—	(0.1)

	(2.0)	0.8	(0.8)

	$26.0	$21.9	$15.7

        Our income tax expense and effective income tax rate differs from that calculated by applying the applicable statutory rates for the following reasons:

Years Ended December 31 (millions)	2019		2018		2017
Income taxes computed at applicable statutory rates	$26.8	28.2%	$20.3	29.4%	$16.6	28.0%
Withholding and other taxes	6.8	7.1	5.1	7.3	3.6	6.1
Losses not recognized	2.0	2.1	0.7	1.1	—	—
Foreign accrual property income	9.1	9.5	7.9	11.5	6.3	10.6
Foreign tax differential	(16.3)	(17.2)	(15.3)	(22.2)	(12.3)	(20.8)
Adjustments recognized in the current period for income tax of prior periods	(3.0)	(3.1)	2.2	3.2	(0.7)	(1.2)
Revaluation of deferred income tax liabilities	—	—	—	—	(0.1)	(0.2)
Other non-deductible items	0.6	0.7	1.0	1.5	2.3	4.0

Income tax expense per consolidated statements of income and other comprehensive income	$26.0	27.3%	$21.9	31.8%	$15.7	26.5%

(b)
Temporary differences

        We must make significant estimates in respect of the composition of our deferred income taxes. Our operations are complex and the related income tax interpretations, regulations, legislation and

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

jurisprudence are continually changing. As a result, there are usually some income tax matters in question.

        Temporary differences comprising the net deferred income tax asset and the amounts of deferred income taxes recognized in the consolidated statement of income and other comprehensive income and the consolidated statement of changes in owners' equity are estimated as follows:

(millions)	Note	Property, plant and equipment and intangible assets subject to amortization	Net pension and share- based compensation amounts	Debt and equity issue costs	Provisions and other	Non-capital loss carried forward	Leases	Net deferred income tax asset (liability)
As at January 1, 2018		$(3.1)	$0.9	$0.6	$1.8	$—	$—	$0.2
Additions from acquisition Note 13(b)		(38.5)	—	—	39.0	—	—	0.5
Deferred income tax (expense) recovery recognized in						—	—
Net income		(0.9)	1.1	(0.3)	(0.7)	—	—	(0.8)
Other comprehensive income		—	—	—	0.2	—	—	0.2
Other		—	—	—	(0.4)	—	—	(0.4)

As at December 31, 2018		$(42.5)	$2.0	$0.3	$39.9	$—	$—	$(0.3)

As at January 1, 2019		$(42.5)	$2.0	$0.3	$39.9	—	—	$(0.3)
IFRS 16, Leases transitional amount	2(a)	—	—	—	—	—	1.3	1.3

As Adjusted		(42.5)	2.0	0.3	39.9	—	1.3	1.0
Deferred income tax (expense) recovery recognized in Net income		1.0	0.6	(0.4)	(1.9)	2.7	—	2.0

As at December 31, 2019		$(41.5)	$2.6	$(0.1)	$38.0	$2.7	$1.3	$3.0

Presented on the consolidated statement of financial position as:
Deferred income tax asset								$2.6
Deferred income tax liability								$(2.9)

As at December 31, 2018								$(0.3)

Deferred income tax asset								$4.7
Deferred income tax liability								(1.7)

As at December 31, 2019								$3.0

        Temporary differences arise from the carrying value of the investments in subsidiaries exceeding their tax base, for which no deferred income tax liabilities have been recognized because the parent is able to control the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future. In our specific instance, this is relevant to our investments in our non-Canadian subsidiaries. We are not required to recognize such deferred income tax liabilities, as we are in a position to control the timing and manner of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(c)
Other

        For the year ended December 31, 2019, December 31, 2018 and December 31, 2017, the Company incurred tax losses of $10.4 million, $5.3 million, and nil, respectively, for which no deferred tax asset is recognized. Of the $10.4 million of tax losses recognized in 2019, $8.0 million can be carried forward indefinitely and $2.4 million expires in 2024.

8. Other comprehensive income

	Items that may subsequently be reclassified to income		Item never reclassified to income
(millions)	Change in unrealized fair value of derivatives	Cumulative foreign currency translation adjustment	Employee defined benefit plan re- measurements	Accumulated other comprehensive income	Other comprehensive income
Accumulated balance as at January 1, 2017	$—	$21.1	$—	$21.1	$—
Other comprehensive income (loss)
Amount arising	(0.1)	10.3	—	10.2	10.2
Income taxes	—	—	—	—	—
Net	(0.1)	10.3	—	10.2	10.2

Accumulated balance as at December 31, 2017	$(0.1)	$31.4	$—	$31.3	$—
Other comprehensive income (loss)
Amount arising	(0.9)	(9.9)	0.5	(10.3)	(10.3)
Income taxes	0.2	—	—	0.2	0.2
Net	(0.7)	(9.9)	0.5	(10.1)	(10.1)

Accumulated balance as at December 31, 2018	$(0.8)	$21.5	$0.5	$21.2	$—

Opening balance adjustment for IFRS 16	—	0.1	—	0.1
As adjusted	(0.8)	21.6	0.5	21.3	—

Other comprehensive income (loss)
Amount arising	0.1	(3.3)	(2.7)	(5.9)	(5.9)

Net	0.1	(3.3)	(2.7)	(5.9)	(5.9)

Accumulated balance as at December 31, 2019	$(0.7)	$18.3	$(2.2)	$(15.4)	$—

9. Share-based compensation

(a)
Restricted share units

General

        We use two classes of restricted share units as a form of retention and incentive compensation: one class is nominally equal in value to one TELUS International (Cda) Inc. Common Share, the second class is nominally equal in value to one TELUS Corporation Common Share. All of our restricted share units are cash-settled by ourselves and are accounted for as liabilities. The vesting method of restricted share units, which is determined on or before the date of grant, is cliff vesting. For the years ended December 31, 2019, December 31, 2018 and December 31, 2017, the income tax benefit arising from restricted share unit share-based compensation was $2.9 million, $1.3 million and $0.9 million, respectively.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

TELUS International (Cda) Inc. phantom restricted share units

        Each phantom restricted share unit is nominally equal in value to one TELUS International (Cda) Inc. Common Share. The restricted share units generally become payable when vesting is completed and typically vests over a period of 30 months (the requisite service period). As the TELUS International (Cda) Inc. common shares are not currently a dividend-paying share, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS International (Cda) Inc. common shares at the grant date.

        The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom restricted share units.

	US$ denominated			Canadian $ denominated
	Number of restricted share units			Number of restricted share units
			Grant-date fair value			Grant-date fair value
	Non-vested	Vested		Non-vested	Vested
Outstanding, January 1, 2017	—	—	$—	—	32,299	$21.36
Granted	95,936	—	$24.81	—	—	$—
Forfeited	(2,559)	—	$24.10	—	—	$—
Exercised	(208)	—	$24.10	—	—	$—

Outstanding, December 31, 2017	93,169	—	$24.83	—	32,299	$21.36
Granted	79,186	—	$28.37	—	—	$—
Forfeited	(8,806)	—	$25.86	—	—	$—
Exercised	—	—	$—	—	—	$—

Outstanding, December 31, 2018	163,549	—	$26.45	—	32,299	$21.36
Granted	103,429	—	$27.82	—	—	$—
Forfeited	(16,105)	—	$26.59	—	—	$—
Exercised	(81,280)	—	$24.85	—	(32,299)	$21.36

Outstanding, December 31, 2019	169,593	—	$28.05	—	—	$—

TELUS International (Cda) Inc. phantom performance share units

        Each phantom performance share unit is nominally equal in value to one TELUS International (Cda) Inc. Common Share. The performance share units generally become payable when vesting is completed and typically vest over a period of 30 months (the requisite service period). These units generally have a variable payout (0%-100%) depending upon our financial performance and quality-of-service performance conditions. As the TELUS International (Cda) Inc. common shares are not currently a dividend-paying share, the grant-date fair value of performance share units equals the fair market value of the corresponding TELUS International (Cda) Inc. common shares at the grant date.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        The following table presents a summary of the activity related to TELUS International (Cda) Inc. phantom performance share units.

	2019			2018			2017
	Number of restricted share units			Number of restricted share units			Number of restricted share units
			Grant-date fair value			Grant-date fair value			Grant-date fair value
Years Ended December 31	Non-vested	Vested		Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	382,299	—	$25.24	271,975	—	$24.35	163,785	—	$21.90
Granted	94,763	—	$38.09	110,324	—	$27.63	115,039	—	$27.70
Forfeited	(2,500)	—	$27.81	—	—	$—	(6,849)	—	$27.70
Vested	(177,103)	177,103	$—	—	—	$—	—	—	$—
Exercised	—	(177,103)	$21.90	—	—	$—	—	—	$—

Outstanding, end of period	297,459	—	$31.30	382,299	—	$25.24	271,295	—	$24.35

Phantom TELUS Corporation restricted share units

        Each restricted share unit is nominally equal in value to one TELUS Corporation common shares and is nominally entitled to the dividends that would arise thereon if it were an issued and outstanding TELUS Corporation Common Share. The notional dividends are recorded as additional issuances of restricted share units during the life of the restricted share unit. Due to the notional dividend mechanism, the grant-date fair value of restricted share units equals the fair market value of the corresponding TELUS Corporation common shares at the grant date. The restricted share units generally become payable when vesting is completed and typically vest over a period of 30 months (the requisite service period). These restricted share units generally have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions. The grant-date fair value of our restricted share units affected by the financial performance and non-market quality-of-service performance conditions equals the fair market value of the corresponding TELUS Corporation common shares at the grant date.

        On February 13, 2020, TELUS Corporation announced a subdivision of their common shares on a two-for-one basis to be effective March 17, 2020. Unless otherwise indicated, all references to TELUS Corporation restricted share units, to the number of shares authorized, to the number of shares outstanding, to the number of shares reserved and to the per share amounts and share-based compensation information in the consolidated financial statements, have been retrospectively restated to reflect the impact of the subdivision.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        The following table presents a summary of the activity related to TELUS Corporation restricted share units.

	2019			2018			2017
	Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units			Phantom TELUS Corporation restricted share units
			Weighted average grant-date fair value			Weighted average grant-date fair value			Weighted average grant-date fair value
Years Ended December 31 Canadian $ denominated	Non-vested	Vested		Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	263,128	—	$16.45	283,106	—	$21.84	334,036	—	$21.03
Granted	103,556	—	$21.38	83,040	—	$22.63	90,778	—	$27.51
Vested	(113,062)	113,062	—	(98,048)	98,048	$—	(127,854)	127,854	$—
Exercised	—	(113,062)	$21.25	—	(98,048)	$19.84	—	(127,854)	$24.95
Forfeited	—	—	—	(4,970)	—	$20.49	(13,854)	—	$20.73

Outstanding, end of period	253,622	—	$23.78	263,128	—	$16.45	283,106	—	$21.84

(1)
Amounts reflect retrospective application of March 17, 2020, TELUS Corporation two-for-one share split.

(b)   Share option awards

        We use equity share option awards (equity-settled) and phantom share option awards (cash-settled) as a form of retention and incentive compensation. Employees may receive equity share option awards to purchase TELUS International (Cda) Inc. common shares at a price equal to, or a multiple of, the fair market value at the time of grant. Share option awards may be exercised over specific periods not to exceed ten years from the time of grant, however the awards generally may not be exercised and settled prior to the completion of an initial public offering, or other liquidity event, by TELUS International (Cda) Inc. We apply the fair value method of accounting for share-based compensation awards.

        Equity share option awards generally have a three year vesting period (the requisite service period); equity share option awards granted in fiscal 2017 had a four-year vesting period and equity share options granted in fiscal 2018 and 2019 have a three-year vesting period. The vesting method of equity share option awards, which is determined on or before the date of grant, is cliff-vesting. Some equity share option awards have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions.

        Phantom share option awards are accounted for as liability instruments and the associated liability is 50% cash-settled and 50% share-settled. Phantom share option awards generally vest 30 months following award and reflect notional exercise prices equal to the fair market value at the date of grant, but are not exercisable until an initial public offering or liquidity event occurs except for cash-settled phantom options which are exercisable 50% on vesting and 50% twelve months thereafter. Phantom share options reflect notional exercise prices equal to, or a multiple of, the fair market value at the date of grant and have a variable payout (0%-100%) depending upon our financial performance and non-market quality-of-service performance conditions.

        The risk-free interest rate used in determining the fair value of the share option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on management's best estimate of certain non-vesting conditions being achieved. Similarly, expected volatility considers the historical volatility in the observable prices of our

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

peers' shares. The dividend yield is the annualized dividend current at the time of grant divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

        The following table presents a summary of the activity related to our share option awards.

	US $ denominated			Canadian $ denominated
	Number of restricted share units			Number of restricted share units
			Weighted average exercise price(1)			Weighted average exercise price(2)
	Non-vested	Vested		Non-vested	Vested
Outstanding, January 1, 2017	573,354	—	$30.86	—	53,822	$21.36
Granted	174,100	—	$27.70	—	—	$—

Outstanding, December 31, 2017	747,454	—	$30.12	—	53,822	$21.36
Granted	—	—	$—	—	—	$—

Outstanding, January 1, 2018	747,454	—	$30.12	—	53,822	$21.36
Granted	111,281	—	$27.81	—	—	$—

Outstanding, December 31, 2018	858,735	—	$29.83	—	53,822	$21.36
Granted	136,078	—	$38.09	—	—	$—

Outstanding, December 31, 2019	994,813	—	$31.11	—	53,822	$21.36

(1)
For options outstanding at the end of the period, the exercise prices ranged from $15.94 to $40.26. The weighted-average remaining expected life was 7.7 years.

(2)
For options outstanding at the end of the period, the exercise price is $21.36. The weighted-average remaining expected life was 6.5 years.

10. Employee future benefits

Defined contribution pension plans

        We have a number of registered retirement and defined contribution plans providing pension and other retirement and post-employment benefits to our employees in the form of certain statutory and other schemes. Employees in most of our foreign subsidiaries are covered by government mandated, defined contribution plans. Employees become eligible to participate in these plans on the first day of the month after their employment date. The Company may make discretionary contributions under the plans.

        We offer two defined contribution pension plans, which are contributory, and these are the pension plans that we sponsor and are available to our employees. Employees, annually, can generally choose to contribute to the plans at a rate of between 3% and 6% of their pensionable earnings. Generally, we match 100% of the contributions of employees up to 5% of their pensionable earnings and 80% of employee contributions greater than that. Membership in a defined contribution pension plan is generally voluntary until an employee's third-year service anniversary. In the event that annual contributions exceed allowable maximums, excess amounts are in certain cases contributed to a non-registered, supplementary defined contribution pension plan. Our total defined contribution pension plan costs, recognized in comprehensive income for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, were $0.3 million, $0.3 million and $0.2 million, respectively.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Defined benefit pension plans

        We also have a small number of Canadian-sited employees who participate in defined benefit plans, and such plans share risks between TELUS Corporation and its subsidiaries (see Note 19(a)). Disclosure about these defined benefit plans, as a whole, is made in the publicly-available TELUS Corporation consolidated financial statements.

        In addition to the aforementioned plans, we have non-registered, non-contributory supplementary retirement benefit plans, which have the effect of maintaining the earned pension benefit once the allowable maximums in the registered plans are attained. As is common with non-registered plans of this nature, these plans are typically funded only as benefits are paid. Our total retirement benefit plan pension plan costs, recognized in comprehensive income for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, were $1.9 million, $0.8 million; and $0.8 million, respectively. As at December 31, 2019, December 31, 2018 and December 31, 2017, we had recorded an obligation of $8.8 million, $3.7 million and $3.3 million, respectively, in respect of these plans in Provisions in the consolidated statement of financial position.

11. Restructuring and other costs

(a)   Details of restructuring and other costs

        With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. We also include incremental external costs incurred in connection with business acquisitions in other costs.

        Restructuring and other costs are presented in the consolidated statements of income and other comprehensive income as set out in the following table:

	Restructuring (b)			Other (c)			Total
Years Ended December 31 (millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Goods and services purchased	$3.0	$0.1	$1.4	$2.8	$0.5	$6.3	$5.8	$0.6	$7.7
Employee benefits expense	0.3	3.1	1.2	—	—	—	0.3	3.1	1.2

	$3.3	$3.2	$2.6	$2.8	$0.5	$6.3	$6.1	$3.7	$8.9

(b)   Restructuring costs

        Employee-related restructuring costs include amounts in respect of restructuring activities. In 2019, restructuring activities included ongoing and incremental efficiency initiatives, including rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)   Other

        Non-recurring atypical business integration expenditures and acquisition transaction costs that would have been considered neither restructuring costs, nor part of the fair value of the net assets acquired, have been included in other costs.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

12. Property, plant and equipment

		Owners Assets
							Right-of use lease assets (Note 2a)
		Computer hardware and network assets
			Buildings and leasehold improvements	Furniture and equipment	Assets under construction
(millions)	Note					Total	Buildings	Total
At cost
As at January 1, 2018		$31.5	$60.4	$95.7	$13.9	$201.5	$—	$201.5
Additions		1.9	3.8	8.9	27.7	42.3	—	42.3
Additions from Acquisition	13(c)	—	1.7	0.8	—	2.5	—	2.5
Dispositions retirements and other		—	(1.1)	(5.5)	(0.3)	(6.9)	—	(6.9)
Assets under construction put into service		3.9	5.4	9.0	(18.3)	—	—	—
Foreign currency translation adjustments		(0.1)	(1.2)	(2.0)	—	(3.3)	—	(3.3)

As at December 31, 2018		37.2	69.0	106.9	23.0	236.1	—	236.1
IFRS 16, Leases transitional amount		—	—	—	—	—	138.4	138.4

As at January 1, 2019, as adjusted		37.2	69.0	106.9	23.0	236.1	138.4	374.5
Additions		0.9	1.8	8.2	47.1	58.0	68.2	126.2
Dispositions retirements and other		(15.8)	(12.7)	17.8	(4.6)	(15.3)	(2.3)	(17.6)
Assets under construction put into service		10.4	19.9	23.1	(53.4)	—	—	—
Foreign currency translation adjustments		(0.4)	(0.2)	(0.8)	(0.9)	(2.3)	(1.8)	(4.1)

As at December 31, 2019		$32.3	$77.8	$155.2	$11.2	$276.5	$202.5	$479.0

Accumulated depreciation
As at January 1, 2018		$16.0	$26.6	$55.4	$—	$98.0	$—	$98.0
Depreciation		2.9	7.0	21.4	—	31.3	—	31.3
Dispositions retirements and other		—	(1.1)	(5.1)	—	(6.2)	—	(6.2)
Foreign currency translation adjustments		—	(1.1)	(1.1)	—	(2.2)	—	(2.2)

As at December 31, 2018		18.9	31.4	70.6	—	120.9	—	120.9

Depreciation		6.2	10.0	22.0	—	38.2	34.9	73.1
Dispositions retirements and other		(9.2)	(13.5)	7.1	—	(15.6)	(0.3)	(15.9)
Foreign currency translation adjustments		0.3	(0.1)	(0.2)	—	—	(0.1)	(0.1)

As at December 31, 2019		$16.2	$27.8	$99.5	$—	$143.5	$34.5	$178.0

Net Book Value
As at December 31, 2018		$18.3	$37.6	$36.3	$23.0	$115.2	$—	$115.2

As at December 31, 2019		$16.1	$50.0	$55.7	$11.2	$133.0	$168.0	$301.0

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

13. Intangible assets and goodwill

(a)   Intangible assets and goodwill, net

		Intangible assets subject to amortization
(millions)	Note	Customer contracts and related customer relationships	Software	Assets under construction	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2018		$32.6	$25.1	$0.3	$58.0	$228.8	$286.8
Additions		—	1.3	6.9	8.2	—	8.2
Additions from acquisition	13(c)	80.2	0.8	0.3	81.3	195.7	277.0
Dispositions, retirements, and other		(2.9)	(0.6)	—	(3.5)	—	(3.5)
Assets under construction put into service		—	1.0	(1.0)	—	—	—
Foreign currency translation adjustments		(1.3)	(0.3)	—	(1.6)	(3.3)	(4.9)

As at December 31, 2018		108.6	27.3	6.5	142.4	421.2	563.6
Additions		—	0.6	4.2	4.8	—	4.8
Dispositions, retirements and other		(0.1)	(1.5)	—	(1.6)	—	(1.6)
Assets under construction put into service		—	7.0	(7.0)	—	—	—
Foreign currency translation adjustments		(0.5)	(0.2)	—	(0.7)	(2.8)	(3.5)

As at December 31, 2019		$108.0	$33.2	$3.7	$144.9	$418.4	$563.3

Accumulated amortization
As at January 1, 2018		$5.1	$17.9	$—	$23.0	$—	$23.0
Amortization		14.7	3.5	—	18.2	—	18.2
Dispositions, retirements, and other		(2.9)	(0.5)	—	(3.4)	—	(3.4)
Foreign currency translation adjustments		(0.1)	(0.1)	—	(0.2)	—	(0.2)

As at December 31, 2018		16.8	20.8	—	37.6	—	37.6
Amortization		14.9	4.2	—	19.1	—	19.1
Dispositions, retirements, and other		—	(1.3)	—	(1.3)	—	(1.3)
Foreign currency translation adjustments		(0.2)	—	—	(0.2)	—	(0.2)

As at December 31, 2019		$31.5	$23.7	$—	$55.2	$—	$55.2

Net book value
As at December 31, 2018		$91.8	$6.5	$6.5	$104.8	$421.2	$526.0

As at December 31, 2019		$76.5	$9.5	$3.7	$89.7	$418.4	$508.1

(b)   Impairment testing of goodwill

General

        As referred to in Note 1(g), the carrying value of goodwill is periodically tested for impairment and, as referred to in Note 1(c), this test represents a significant estimate for us as well as requiring significant judgments to be made.

        The recoverable amount of the business has been determined based on a value-in-use calculation. There is a material degree of uncertainty with respect to the estimate of the recoverable amount, given the necessity of making key economic assumptions about the future.

        We validate our recoverable amount calculation results through a market-comparable approach and an analytical review of industry facts and facts that are specific to us. That is, we estimate the recoverable amount using multiples of operating performance of comparable entities and precedent transactions in that industry.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Annual impairment testing

        For purposes of testing goodwill for impairment (as noted in Note 1(c)) each geographic area in which we operate is insufficiently distinct, making it impractical to objectively distinguish the cash flows of each region and as such, is not considered to be an individual cash generating unit.

        We did not recognize an impairment charge related to our goodwill in the years ended December 31, 2019, December 31, 2018 and December 31, 2017.

Key assumptions

        The value-in-use calculation uses discounted cash flow projections employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; estimates of future capital expenditures; and the future weighted average cost of capital. We consider a range of reasonably possible amounts to use for key assumptions and decide upon amounts that represent management's best estimates of market amounts. In the normal course, we make changes to key assumptions so that they reflect current economic conditions and updates of historical information used to develop the key assumptions.

        The key assumptions for cash flow projections are based upon our approved financial forecasts, which span a period of three years and are discounted, for December 2019, annual impairment test purposes, at a consolidated post-tax notional rate of 10.6% (2018 - 10.2%; 2017 - 11.0%). For impairment testing valuations, cash flows subsequent to the three-year projection period are extrapolated, for December 2019, annual impairment test purposes, using perpetual growth rates of 2.5% (2018 - 2.5%; 2017 - 2.5%); these growth rates do not exceed the long-term average growth rates observed in the markets in which we operate.

        We believe that any reasonably possible change in the key assumptions on which the calculation of the recoverable amounts of our cash-generating unit is based would not cause the cash-generating unit's carrying value to exceed its recoverable amount. If the future were to adversely differ from management's best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of our goodwill.

(c)   Business acquisitions

        On February 6, 2018, we acquired 65% of Xavient Information Systems, a group of two information technology consulting and software services companies: Xavient Information Systems, Inc ("XIS"), with facilities in the United States and Xavient Software Solutions, Pvt Ltd ("XSS"), with facilities in India. The investment was made with a view to enhancing our ability to provide complex and higher value digital information technology and software services, improve our related sales and solutioning capabilities and acquire multi-site redundancy in support of other facilities.

        In respect of the 65% acquired business, we concurrently provided a written put option to the remaining selling shareholders. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders was recorded as a provision. Also concurrent with our acquisition of the initial 65% interest, the non-controlling shareholders provided us with a purchased call option, which substantially mirrors the written put option. The option to acquire the remaining 35% of the economic interest was settled on April 30, 2020, for $75.0 million, of which $25.0 million is payable on December 31, 2020.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        We had established a provision for contingent consideration to be paid out in 2018 based on the performance of the acquired business. In respect to this provision, $10.0 million was paid out during the year ending December 31, 2018 (see Note 15).

        The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). A portion of the amount assigned to goodwill is expected to be deductible for income tax purposes.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Acquisition-date fair values

        The acquisition-date fair values assigned to the assets acquired and liabilities assumed are as set out in the following table:

As at acquisition-date fair values (millions)	XSS	XIS	Combined
Assets
Current assets
Cash and temporary investments, net	$1.7	$5.3	$7.0
Accounts receivable(1)	0.1	26.3	26.4
Due from affiliated companies	15.8	—	15.8
Prepaid expenses	0.4	1.0	1.4

	18.0	32.6	50.6

Non-current assets
Property, plant and equipment
Buildings and leasehold improvements	1.5	0.2	1.7
Furniture and equipment	0.7	0.1	0.8
Intangible assets subject to amortization
Customer contracts and related customer relationships(2)	—	80.2	80.2
Software	0.8	—	0.8
Assets under construction	0.3	—	0.3
Deferred income taxes	0.5	—	0.5
Other long-term assets	3.2	0.1	3.3

	7.0	80.6	87.6

Total identifiable assets acquired	25.0	113.2	138.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3.3	15.4	18.7
Short-term borrowings	—	4.6	4.6
Due to affiliated companies	—	15.8	15.8
Income and other taxes payable	3.4	—	3.4

	6.7	35.8	42.5

Non-current liabilities
Provisions	2.0	—	2.0

	2.0	—	2.0

Total liabilities assumed	8.7	35.8	44.5

Net identifiable assets acquired	16.3	77.4	93.7
Goodwill	4.9	190.8	195.7

Net assets acquired	$21.2	$268.2	$289.4

Acquisition effected by way of:
Cash consideration	$21.2	$80.2	$101.4
Holdback paid into escrow	—	11.0	11.0
Equity consideration	—	15.0	15.0
Provision for written put option to acquire non-controlling interest and contingent consideration	—	162.0	162.0

	$21.2	$268.2	$289.4

(1)
The fair value of accounts receivables is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition date of the contractual cash flows expected to be collected.

(2)
Customer contracts and related customer relationships are expected to be amortized over a period of 10 years.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Pro forma disclosures

        The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2018 year.

Year Ended December 31, 2018 (millions)	As reported(1)	Pro forma(2)
Operating Revenues	$847.2	$857.0
Net income	$47.1	$49.1

(1)
Operating revenues and net income for the year ended December 31, 2018, include $128.2 million and $15.2 million respectively, in respect of Xavient. This includes an incremental $7.3 million of amortization expense in connection with the intangible assets recognized as part of the purchase price equation and an incremental $2.5 million of interest expense as a result of the incremental borrowings on our credit facility to finance the acquisition in 2018.

(2)
Pro forma amounts for the year ended December 31, 2018, reflect the acquired business. The results of the acquired business have been included in our Consolidated Statements of Income and Other Comprehensive Income effective the dates of acquisition.

        The pro forma supplemental information is based on estimates and assumptions which are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the results that actually would have been realized had the business acquisitions been completed at the beginning of the periods presented.

(d) Business acquisitions—subsequent to reporting period

Competence Call Center

        On January 31, 2020, we acquired 100% of Competence Call Center, a provider of higher-value-added business services with a focus on customer relationship management and content moderation. The investment was made with a view to growing and enhancing our service offerings and strategic relationships and building a strong presence in the EMEA region.

        The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the acquired workforce and the benefits of acquiring an established business). The amount assigned to goodwill is not expected to be deductible for income tax purposes.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Preliminary acquisition-date fair values

As at acquisition-date fair values (millions US$)
Assets
Current assets
Cash	$67.9
Accounts receivable(1)	48.7
Other	1.4

118.0

Non-current assets
Property, plant and equipment
Owned assets	15.9
Right-of-use lease assets	30.2
Intangible assets subject to amortization(2)	569.9
Other	1.7
617.7

Total identifiable assets acquired	735.7

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$32.0
Income and other taxes payable	49.4
Current maturities of long-term debt	8.1

89.5

Non-current liabilities
Long-term debt	161.0
Deferred income taxes	164.6

325.6
Total liabilities assumed	415.1

Net identifiable assets acquired	320.6
Goodwill	552.4

Net assets acquired	$873.0

Acquisition effected by way of:
Cash consideration	$873.0

(1)
The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimates at the acquisition dates of the contractual cash flows expected to be collected.

(2)
Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over periods of 10 years; standard operating procedures are expected to be amortized over periods of 5 years; brands are expected to be amortized over periods of 3 years, and software is expected to be amortized over periods of 3 to 5 years.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

Managed IT Services

        On April 1, 2020, TELUS International acquired the MITS business from our parent, TELUS Corporation, for equity consideration of 785,660 Class C common shares, with a fair value of $48.8 million (see Note 17(a)). MITS is a leading provider of managed IT services in Canada, offering a mix of cloud technologies, IT sourcing and managed hosting. TELUS International acquired the MITS assets with a view to enhancing its Digital Contact Center Outsourcing portfolio, which continues to be a growing segment in the marketplace.

Lionbridge AI

        On December 31, 2020, we acquired Lionbridge AI, the data annotation business of Lionbridge Technologies, Inc., pursuant to the terms of a stock purchase agreement we entered into with an indirect holding company of Lionbridge Technologies, Inc. to acquire LBT Intermediate Holdings, Inc., which holds Lionbridge AI, for cash consideration of $939.0 million, subject to post-closing adjustments. Lionbridge AI is a market-leading global provider of crowd-based training data and annotation platform solutions used in the development of artificial intelligence (AI) algorithms to power machine learning. TELUS International is acquiring Lionbridge AI to further enhance its digital solutions offerings.

14. Leases

        See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

        We have the right-of-use buildings under leases. We use these real estate leases for office purposes.

        Judgments about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Our judgment of lease terms for leased real estate includes periods covered by options to extend the lease terms, as we are reasonably certain to extend such leases.

        Maturity analyses of lease liabilities are set out in Note 4(c) and Note 16(d); the period interest expense in respect thereof is set out in Note 6. The additions to, the depreciation charges for, and the carrying amount of, right-of-use lease assets are set out in Note 12. The payments are set out in Note 20(d).

        We do not currently have any low-value or short-term leases, however, should they arise, we would not elect the practical expedient of excluding these leases from lease accounting.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

15. Provisions

(millions)	Note	Employee related	Written put options	Other	Total
As at January 1, 2018		$5.1	$64.9	—	$70.0
Additions		0.2	145.5	16.5	162.2
Use		—	—	(10.0)	(10.0)
Reversal		—	(12.6)	—	(12.6)
Additions from acquisition	13(c)	2.0	—	—	2.0
Interest effect		—	7.9	—	7.9
Foreign currency translation adjustments		—	(3.0)	—	(3.0)

As at December 31, 2018		7.3	202.7	6.5	216.5

Current		—	—	6.5	6.5
Non-current		7.3	202.7	—	210.0

As at December 31, 2018		$7.3	$202.7	$6.5	$216.5

Additions		$6.7	$0.1	$10.2	$17.0
Use		(0.6)	(50.1)	(5.2)	(55.9)
Reversal		—	(12.2)	(1.3)	(13.5)
Interest effect		—	8.3	0.1	8.4
Foreign currency translation adjustments		0.1	(1.8)	—	(1.7)

As at December 31, 2019		$13.5	$147.0	$10.3	$170.8

Current		—	—	$10.3	$10.3
Non-current		$13.5	$147.0	—	$160.5

As at December 31, 2019		$13.5	$147.0	$10.3	$170.8

Employee-related

        The employee-related provisions are largely in respect of statutory obligations due to staff departures and retirements. The timing of the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate period.

Written put options

        In connection with two business acquisitions we established a provision for written put options in respect of non-controlling interests.

        During the year ended December 31, 2018, there was a $12.6 million reversal of the established provision to acquire the remaining non-controlling VoxPro interest as a result of revaluation of the liability as a result of change in the estimates underlying the provision, which was recognized in Changes in business combination-related provisions. In December 2019, $50.8 million cash was paid to acquire the remaining non-controlling interest in VoxPro Limited, resulting in a $2.2 million gain being recognized in Changes in business combination-related provisions.

        During the year ended December 31, 2019 there was a $10.0 million reversal of the established provision to acquire the remaining non-controlling interest in Xavient as a result of revaluation of the liability as a result of change in the estimates underlying the provision, which was recorded in Changes in business combination-related provisions.

        On April 30, 2020, we settled the option to acquire the remaining non-controlling interest in Xavient Digital LLC for cash consideration of $75.0 million, of which $25.0 million is payable on

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

December 31, 2020. This will result in a reversal of the established provision for put liability, which will trigger a gain on settlement of $50.5 million.

Other

        Upon acquisition of Xavient Digital LLC, we had established a provision for contingent consideration, of which $5.2 million was paid out during the year ended December 31, 2019, triggering a $1.3 million reversal of the established provision, which is recorded in Changes in business combination-related provisions in the consolidated statements of income and other comprehensive income.

        During the year ended December 31, 2019, we received $10.0 million cash from an escrow account created in connection with the Xavient Digital LLC acquisition to be held in trust and disbursed to fund expenses incurred in connection with a claim made inter alia against Xavient Digital LLC Note 18(b). As there was material uncertainty surrounding the conclusion of this claim, a provision was established for the $10.0 million received in trust. During the six months ended June 30, 2020, the claim was settled and the excess amount in escrow was refunded to the Sellers.

16. Long-term debt

(a)   Details of long-term debt

As at December 31 (millions)	Note	2019	2018
Credit facility	(b)	$335.5	$312.5
Deferred debt transaction costs		(3.7)	(4.9)

		331.8	307.6

Lease liabilities	(c)	188.7	0.4

Long-term debt		$520.5	$308.0

Current		$42.8	$6.0
Non-current		477.7	302.0

Long-term debt		$520.5	$308.0

(b)   Credit facility

	2019			2018
As at December 31 (millions)	Revolving component	Term loan component(1)	Total	Revolving component	Term loan component	Total
Available	$121.0	N/A	$121.0	$150.0	N/A	$150.0
Outstanding	229.0	106.5	335.5	200.0	112.5	312.5

	$350.0	$106.5	$456.5	$350.0	$112.5	$462.5

(1)
We have entered into a receive-floating interest rate, pay-fixed interest rate exchange agreement that effectively converts our interest obligations on the debt to a fixed rate of 2.64% plus applicable margins.

        As at December 31, 2019, and December 31, 2018, we had a bank facility in the amount of $456.5 million and $462.5 million, respectively, secured by our assets, expiring on December 20, 2022, with a syndicate of financial institutions. The credit facility is non-recourse to TELUS Corporation. As at December 31, 2019, $335.5 million was outstanding with a weighted average interest rate of 3.25% (2018—4.22%).

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        The credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (as such terms are used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two quarter-end financial ratio tests: the net debt to EBITDA(4)*—excluding restructuring and other costs, must not exceed 3.25:1.00, and our EBITDA to debt service charges (interest and scheduled principal repayment) ratio which must not be less than 1.50:1.00, each as defined under the credit facility. If an acquisition with an aggregate cash consideration in excess of $60 million occurs in any twelve-month period, the maximum permitted net debt to EBITDA ratio may be increased to 4.00:1.00 and shall return to 3.25:1.00 after six fiscal quarters.

        As at December 31, 2019 and 2018, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our long-term debt agreements.

        The term loan is subject to an amortization schedule which requires that 1.25% of the principal advanced be repaid each quarter throughout the term of the agreement, with the balance due at maturity. As at December 31, 2019, and December 31, 2018, we had liquidity of $121.0 million and $150.0 million, respectively, available under the revolving component of our credit facility, and $2.2 million and $0.8 million, respectively, available under local credit facilities in our subsidiaries.

(c)   Lease liabilities

        See Note 2(a) for details of significant changes to IFRS-IASB which have been applied effective January 1, 2019.

        Leases are subject to amortization schedules, which results in the principal being repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 7.07% as at December 31, 2019.

(4)*
EBITDA does not have any standardized meaning prescribed by IFRS-IASB and therefore may not be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and reported, EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(d)   Long-term debt maturities

        Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at December 31, 2019, are as follows:

Composite long-term debt Years ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total
2020	$6.0	$36.9	$42.9
2021	6.0	35.3	41.3
2022	323.5	28.1	351.6
2023	—	27.1	27.1
2024	—	16.5	16.5
2025-2029	—	32.2	32.2
Thereafter	—	12.6	12.6

Future cash outflows in respect of composite long-term debt principal repayments	335.5	188.7	524.2
Future cash outflows in respect of associated interest and like carrying costs(1)	26.7	46.7	73.4

Undiscounted contractual maturities (Note 4(c))	$362.2	$235.4	$597.6

(1)
Future cash outflows in respect of associated interest and like carrying costs for amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect at December 31, 2019.

(e)   Subsequent events

        In connection with the acquisition of Competence Call Center on January 31, 2020, as discussed further in Note 13(d), incremental amounts of $714.0 million were drawn on the facility. Concurrently, the bank credit facility was amended with an expiry date of January 28, 2025, the revolving and amortizing term loan components were each increased to $600.0 million and TELUS Corporation (as 12.5% lender) joined the lending syndicate. The quarter-end net debt to EBITDA financial ratio test was amended such that the ratio must not exceed: 4.75:1.00 during fiscal 2020; 4.25:1.00 during fiscal 2021; and 3.50:1.00 subsequently. The quarter-end operating cash flow to debt service financial ratio test was unchanged, as was the term loan component remaining subject to an amortization schedule which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

        In the second quarter of 2020, we also entered into cross currency interest rate swaps used to hedge the currency risk arising on translation of the net investment in Competence Call Center, which is a European euro subsidiary.

        In connection with the acquisition of Lionbridge AI on December 31, 2020, as discussed further in Note 13(d), we financed the acquisition partly with borrowings of $709.0 million under our credit agreement, of which $265.0 million was drawn on the term loan facilities, and the remainder on the revolving facilities. Concurrently, the credit facility was amended and expanded with TELUS' share of the credit facility decreasing to 8.8% at an aggregate level based on the total size of the credit facilities. Additionally, the quarter-end net debt to EBITDA ratios have been updated to not exceed: 5.25:1.00 during fiscal 2021; 4.50:1:00 during fiscal 2022; and 3.75:1:00 subsequently. The quarter-end operating cash flow to debt service ratio did not change.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

17. Share capital

(a)   Authorized share capital

        Our authorized and issued share capital is as follows:

	Authorized			Issued
As at December 31	2019	2018	2017	2019	2018	2017
Preferred Shares
Convertible Redeemable Preferred A Shares	unlimited	unlimited	unlimited	—	—	—
Convertible Redeemable Preferred B Shares	unlimited	unlimited	unlimited	—	—	—
Common Shares
Class A	unlimited	unlimited	unlimited	26,836,110	26,836,110	25,907,000
Class B	unlimited	unlimited	unlimited	14,500,290	14,500,290	14,000,000
Class C	unlimited	unlimited	unlimited	93,000	93,000	93,000
Class D	unlimited	unlimited	unlimited	722,021	722,021	—

        The Convertible Redeemable Preferred A Shares are redeemable at Cdn$10,000 per share and are convertible by us into Class A common shares having the same fair value at the time of conversion. The Convertible Redeemable Preferred B Shares are redeemable at Cdn$1,000 per share and are convertible by us into Class A common shares having the same fair value at the time of conversion.

        Class A common shares are entitled to 1.0001 vote per Class A Common Share; Class B common shares are entitled to 1.0000 vote per Class B Common Share; Class C common shares are entitled to 1.0002 vote per Class C Common Share; and Class D common shares are non-voting. The Class A common shares are convertible, at any time, at the option of the holder and without payment of additional consideration, into Class C common shares on a one-for-one basis. Each class of common shares have an unlimited dividend entitlement without a corresponding dividend on another class of common shares.

        With respect to priority in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows:

  •
  Convertible Redeemable Preferred A Shares in priority to all classes of common shares and on par with the Convertible Redeemable Preferred B Shares;

  •
  Convertible Redeemable Preferred B Shares in priority to all classes of common shares and on par with the Convertible Redeemable Preferred A Shares;

  •
  Class A common shares, Class B common shares, Class C common shares, Class D common shares rank pari-passu

        As at December 31, 2019, December 31, 2018, and December 31, 2017, there were 373, 44,063 and 58,794, respectively, Class C shares, owned by TELUS Corporation, reserved for issuance for the share option plan (see Note 9(b)).

        As at December 31, 2019, TELUS International is holding 108,303 Class D shares issued to Xavient Information Systems Holdings LLC in escrow. These were returned to the sellers in connection with the settlement of the litigation in 2020.

        On February 6, 2018, as part of the close of the Xavient acquisition, 541,516 Class D common shares were issued with a fair value of $15.0 million (see Note 13(c)).

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        Also on February 6, 2018, 929,110 Class A common shares, worth $25.7 million, were issued to TELUS Corporation, offsetting an existing intercompany advance, and 500,290 Class B common shares were issued to Baring Private Equity Asia for cash proceeds of $13.9 million. The proceeds from this issuance were used to finance the purchase of Xavient.

        On February 12, 2018, 180,505 Class D common shares were issued to a company controlled by a member of our Senior Leadership Team for cash proceeds totaling $5.0 million. These shares were subsequently repurchased by TELUS on November 29, 2019.

Subsequent Events

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 13(d)), we issued 3,260,580 Class A common shares and 50,000 Class C common shares to our controlling shareholder for $126.1 million and 1,782,620 Class B common shares to a non-controlling shareholder, Baring Private Equity, for $67.9 million. The proceeds from these share issuances were used to finance the acquisition of Competence Call Center (See Note 13(d)). In addition, on January 31, 2020 we issued 1,449,004 Class E common shares to new shareholders for proceeds of $90.0 million. The per share value paid in connection with the issuances of Class A, B, and C Common Shares to our controlling shareholder and Baring Private Equity Asia in connection with the Competence Call Center business acquisition of $38.09 per share was less than the per share value of $62.10 per share paid by the new shareholders of Class E Common Shares.

        The issuance of Class A, B and C Common Shares to our controlling shareholder and Baring Private Equity Asia at a per share price that was lower than was paid by the new shareholders of Class E Common Shares resulted in dilution to the Company's other shareholders whom collectively own approximately 4% of the Company's outstanding Common Shares. The price per share for the Class A, B and C Common Shares issued to our controlling shareholder and Baring Private Equity Asia was based on an estimate of fair market value as of September 30, 2019 and was lower than what was paid by the new shareholders of Class E Common Shares. The price per Class E Common Share paid by the new shareholders was based on arm's length contractual negotiations. The price per share for the Class A, B and C Common Shares did not compensate our controlling shareholder or Baring Private Equity Asia for identifying Competence Call Center as an acquisition target, providing a source of financing for the Competence Call Center acquisition or for any consulting or other service. The issuances of Class A, B, and C Common Shares to our controlling shareholder and Baring Private Equity Asia and the Class E Common Shares to the new shareholders have been recognized in our consolidated financial statements at their exchange value representing the amounts received in cash for such classes of Common Shares in connection with the CCC acquisition.

        Class E Common Shares are non-voting shares and are subordinated to the Convertible Redeemable Preferred A and B Shares in respect of dividends. Class E Common Shares rank pari passu with the Class A, B, C and D Common Shares in respect of dividends and they are also entitled to rank on par with the Class A, B, C and D Common Shares on a liquidation or dissolution of the Company.

        On April 1, 2020, we issued 785,660 Class C common shares for proceeds of $48.8 million to our controlling shareholder as consideration for a common control transaction (See Note 13(d)). We also issued 1,207,729 Class A Common Shares to our controlling shareholder for proceeds of $75.0 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020. Concurrently, we provided Baring Private Equity Asia with an option to purchase up to 1,070,253 Class B common shares at an exercise price of $62.10 per share. Baring has elected to exercise the option for aggregate consideration for $66.5 million. The option was settled on October 19, 2020.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        On December 29, 2020, in connection with the acquisition of Lionbridge AI (Note 13(d)), we issued 1,678,242 Class A common shares to TELUS for $149.6 million in cash and 901,101 Class B common shares to Baring for $80.4 million in cash to finance the acquisition. The per share value paid in connection with the issuances of Class A and B Common Shares to our controlling shareholder and Baring Private Equity Asia, respectively, in connection with the Lionbridge AI acquisition was $89.17 per share based on an estimate of fair market value as of September 30, 2020. The price per share for the Class A and B Common Shares did not compensate our controlling shareholder or Baring for identifying Lionbridge AI as an acquisition target, providing a source of financing for the acquisition or for any consulting or other service.

(b)   Per share amounts

        Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average number of common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and restricted share units.

        The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

Years Ended December 31	2019	2018	2017
Basic total weighted average number of common shares outstanding	42,151,421	41,931,848	40,000,000
Effect of dilutive securities
Share option awards	139,801	89,310	72,809

Diluted total weighted average number of common shares outstanding	42,291,222	42,021,158	40,072,809

18. Contingent liabilities

(a)   Indemnification obligations

        In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, historically we have not made significant payments under these indemnifications.

        As at December 31, 2019, and December 31, 2018, we had no liability recorded in respect of indemnification obligations.

(b)   Claims and lawsuits

        A class action was filed in the United States District Court-Southern District of California against TransUnion and us. Rental Screening Solutions Inc. alleged that the plaintiff's privacy rights were violated due to the recording of certain cellular phone conversations without the plaintiff's knowledge or consent. A Court supported mediation was held on March 23, 2018, during which the parties agreed

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

to settle the class action. The settlement received final Court approval on May 9, 2019 and the settlement payments were made in August 2019.

        On December 12, 2018, a claim was filed against Xavient Digital LLC and the prior owners of Xavient by a former customer of Xavient. Five of the nine claims against Xavient Digital LLC were successfully defeated during a hearing in June 2019, and October 2019. Subsequently, the defendants submitted several forms of written discovery to the Plaintiff. In addition, Defendants moved for summary judgment to defeat the remaining claims with a trial date set for April 2020. Management believes that the ultimate resolution of this claim and legal proceeding is unlikely to have a material effect on our financial statements. The amount of any loss is not estimable and is protected by indemnity and funds released from escrow and in the custody of TELUS International. No additional provision for litigation has been recorded as of December 31, 2019, in connection with this claim. The claim was settled in 2020 for $3.0 million.

19. Related party transactions

(a)   Transactions with TELUS Corporation

General

        TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS International (Cda) Inc.

Recurring transactions

        TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing and information technology outsourcing services from us, and provide services (including people, network, finance, communications, and regulatory) to us.

        Certain of our employees also participate in TELUS Corporation share-based compensation plans. TELUS Corporation charges these amounts to us at cost, net of hedging effects where applicable.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

        We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2019			2018			2017
As at, or Year Ended December 31 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$267.7	$267.7	$—	$203.2	$203.2	$—	$182.2	$182.2
Goods and services purchased (from)	—	(4.9)	(4.9)	—	(5.4)	(5.4)	—	(4.2)	(4.2)

	—	262.8	262.8	—	197.8	197.8	—	178.0	178.0

Receipts from related parties	(0.2)	(251.3)	(251.5)	—	(199.3)	(199.3)	(26.2)	(182.6)	(208.8)
Payments to related parties	27.3	—	27.3	19.4	—	19.4	38.1	15.4	53.5
Payments made by related parties on our behalf	(26.1)	(9.5)	(35.6)	(15.0)	(12.1)	(27.1)	(25.3)	(20.7)	(46.0)
Issuance of Common A Shares	—	—	—	25.7	—	25.7	—	—	—
Foreign currency adjustments	0.1	—	0.1	0.7	(0.3)	0.4	(0.4)	0.1	(0.3)

Change in balance	1.1	2.0	3.1	30.8	(13.9)	16.9	(13.8)	(9.8)	(23.6)

Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	1.9	(0.8)	1.1	(28.9)	13.1	(15.8)	(15.1)	22.9	7.8

Balance, end of period	$3.0	$1.2	$4.2	$1.9	$(0.8)	$1.1	$(28.9)	$13.1	$(15.8)

Accounts with TELUS Corporation and subsidiaries
Due from	$3.0	$27.2	$30.2	$3.1	$8.3	$21.4	$—	$27.2	$27.2
Due to	—	(26.0)	(26.0)	(1.2)	(19.1)	(20.3)	(28.9)	(14.1)	(43.0)

	$3.0	$1.2	$4.2	$1.9	$(0.8)	$1.1	$(28.9)	$13.1	$(15.8)

        In the consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates are generally due 30 days from billing and are cash-settled on a gross basis.

Other transactions

        On February 6, 2018, 929,110 Class A common shares, with a fair value of $25.7 million, were issued to TELUS Corporation, in connection with the acquisition of Xavient.

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 13(d)), we issued 3,260,580 Class A common shares and 50,000 Class C common shares to our controlling shareholder for $126.1 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

        On April 1, 2020, we issued 785,660 Class C common shares for proceeds of $48.8 million to our controlling shareholder as consideration for the acquisition of MITS, a common control transaction (See Note 13(d)). We also issued 1,207,729 Class A common shares to our controlling shareholder for proceeds of $75.0 million to finance the buy-out of the non-controlling interest in Xavient Digital in April 2020.

        On December 29, 2020, concurrent with the acquisition of Lionbridge AI (Note 13(d)), we issued 1,678,242 Class A common shares to our controlling shareholder for $149.6 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(b)   Transactions with Baring Private Equity Asia

General

        Baring Private Equity Asia exercises significant influence on TELUS International (Cda) Inc.

Recurring transactions

        As at, and during the year ended December 31, 2019, and December 31, 2018, there were no balances due to or due from, or recurring transactions with, Baring Private Equity Asia.

Other transactions

        On February 6, 2018, 500,290 Class B common shares were issued to Baring Private Equity Asia for cash proceeds totaling $13.9 million.

        On January 29, 2020, concurrent with the acquisition of Competence Call Center (Note 13(d)), we issued 1,782,620.1 Class B common shares to Baring, for cash proceeds of $67.9 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

        On September 29, 2020, Baring has elected to exercise its option to purchase 1,070,253 Class B common shares for aggregate consideration of $66.5 million.

        On December 29, 2020, concurrent with the acquisition of Lionbridge AI (Note 13(d)), we issued 901,101 Class B common shares to Baring, for cash proceeds of $80.4 million (Note 17(a)). The proceeds from these share issuances were used to finance the acquisition.

(c)   Senior Leadership Team

        Our Senior Leadership Team shares authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for the Senior Leadership Team, and the composition thereof, is as follows:

Years Ended December 31 (millions)	2019	2018	2017
Short-term benefits	$3.2	$3.0	$2.8
Post-employment pension(1) and other benefits	$0.6	$0.5	$0.4
Share-based compensation	$6.0	$3.8	$3.2

(1)
Some of our Senior Leadership Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit pension plans.

        As disclosed in Note 9, we made initial awards of share-based compensation in 2019, 2018 and 2017, including, as set out below, to our Senior Leadership Team. As most of these awards are graded-vesting and have multi-year requisite service periods, the related expense will be recognized ratably over a period of years and thus only a portion of the initial awards is included in the amounts in the table above.

  •
  In 2019, we awarded 83,818 TELUS phantom restricted share units and 61,560 TELUS International Phantom restricted share units with a grant-date-fair-value of $21.38 and $38.09, respectively. In 2019, we also granted 102,426 equity and cash-settled options with an exercise price of $38.09

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

  •
  In 2018, we awarded 65,828 TELUS Phantom restricted share units and 70,653 TELUS International Phantom restricted share units with a grant-date-fair-value of $22.63 and $27.81, respectively. In 2018, we also granted 102,429 equity and cash-settled options with an exercise price of $27.81

  •
  In 2017, we awarded 76,712 TELUS Phantom restricted share units and 72,720 TELUS International Phantom restricted share units with a grant-date-fair-value of $27.51 and $27.70, respectively. In 2017, we also granted 121,200 equity and cash-settled options with an exercise price of $27.70

        Employment agreements with members of the Senior Leadership Team typically provide for severance payments if an executive's employment is terminated without cause: generally, 18 months of base salary and performance bonus, benefits and accrual of pension service in lieu of notice. In the event of a change in control, Executive Leadership Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

20. Additional financial information

(a)   Statements of income and other comprehensive income

        We have two customers which account for more than 10% of our operating revenues for the years ended December 31, 2019, December 31, 2018 and December 31, 2017. In the years ended December 31, 2019, December 31, 2018 and December 31, 2017, TELUS Corporation and its affiliates accounted for 25.5%, 24.0%, and 31.4%, respectively, of our operating revenue. One arm's-length party accounted for approximately 11.0%, 11.0%, and 14.0% of our operating revenues for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

(b)   Statements of financial position

As at December 31 (millions)	Note	2019	2018
Accounts receivable
Customer accounts receivable	4(b)	$109.8	$82.3
Accrued receivables—customer		57.0	53.0
Allowance for doubtful accounts	4(b)	(1.8)	(2.9)

		165.0	132.4
Accrued receivables—current		11.6	4.7

		$176.6	$137.1

Other long-term assets
Accrued receivables—non-current		$25.8	$14.9
Deferred expenses		1.0	0.8

		$26.8	$15.7

Accounts payable and accrued liabilities
Accrued liabilities		$34.7	$42.7
Payroll and other employee-related liabilities		58.3	45.4
Restricted share units liability		9.5	8.1

		102.5	96.2

Trade accounts payable		20.3	9.2
Other		29.4	10.3

		$152.2	$115.7

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(c)   Statements of cash flows—operating activities and investing activities

Years Ended December 31 (millions)	Note	2019	2018	2017
Net change in non-cash operating working capital
Accounts receivable		$(38.0)	$(33.1)	$26.3
Due to and from affiliated companies, net		(3.1)	8.8	(2.6)
Prepaid expenses		(4.0)	1.1	2.7
Other long-term assets		(11.1)	(0.6)	(11.5)
Accounts payable and accrued liabilities		25.0	3.7	(4.4)
Income and other taxes receivable and payable, net		0.4	(3.4)	(1.0)
Advance billings and customer deposits		(9.5)	9.6	1.3
Provisions		11.9	—	1.7
Other long-term liabilities		0.2	—	—

		$(28.2)	$(13.9)	$12.5

Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment	12	$(126.2)	$(42.3)	$(35.8)
Intangible assets	13	(4.8)	(8.2)	(5.6)
		(131.0)	(50.5)	(41.4)
Additions arising from leases	12	68.2	—	—
Change in associated non-cash investing working capital		10.1	3.0	(3.1)

		$(52.7)	$(47.5)	$(44.5)

(d)   Changes in liabilities arising from financing activities

		IFRS 16, Leases transitional amount (Note 2(a))		Statements of cash flows		Non-cash changes
	As previously reported		As adjusted	Issued or received	Redemptions, repayments or payments		End of period
(millions) Year Ended December 31, 2019						Other
Long-term debt
TELUS International (Cda) Inc. credit facility	$312.5	$—	$312.5	$72.0	$(49.0)	$—	$335.5
Lease liabilities	0.4	154.3	154.7	—	(47.0)	81.0	188.7
Deferred debt transaction costs	(4.9)	—	(4.9)	—	—	1.2	(3.7)

	$308.0	$154.3	$462.3	$72.0	$(96.0)	$82.2	$520.5

Short-term borrowings	$—	$—	$—	$0.6	$(0.6)	$—	$—

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

		Statements of cash flows		Non-cash changes
	Beginning of period	Issued or received	Redemptions, repayments or payments		End of period
(millions) Year Ended December 31, 2018				Other
Long-term debt
TELUS International (Cda) Inc. credit facility	$275.6	$75.0	$(38.1)	$—	$312.5
Deferred debt transaction costs	(6.1)	—	(0.5)	1.7	(4.9)
VoxPro Limited long-term debt	0.8	—	—	(0.4)	0.4
	270.3	75.0	(37.6)	1.3	308.0

Short-term borrowings
Xavient promissory note	$—	$10.0	$(10.0)	$—	$—
Additions from acquisition	—	—	(4.6)	4.6	—

	$—	$10.0	$(14.6)	$4.6	$—

Intercompany advances
Received from TELUS Corporation	$26.2	$—	$—	$(26.2)	$—

		Statements of cash flows		Non-cash changes
	Beginning of period	Issued or received	Redemptions, repayments or payments		End of period
(millions) Year Ended December 31, 2017				Other
Long-term debt
TELUS International (Cda) Inc. credit facility	$247.0	$66.0	$(43.6)	$0.1	$269.5
VoxPro Limited long-term debt	—	—	—	0.8	0.8

	$247.0	$66.0	$(43.6)	$0.9	$270.3

Intercompany advances
Received from TELUS Corporation	$—	$26.2	$—	$—	$26.2

21. Segment reporting

        Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. The Company's chief operating decision maker reviews financial information prepared on a consolidated basis for the purposes of making resource allocation decisions and assessing the performance of the overall organization. Based on an evaluation of all facts and circumstances, the Company has determined that it functions as a single operating and reporting segment.

TELUS International (Cda) Inc.

Notes to Consolidated Financial Statements (Continued)

(a)   Geographical information

Years Ended December 31 (millions)	2019	2018	2017
Revenues by geographic area
Philippines	$283.5	$240.2	$209.2
United States	242.5	165.5	66.8
Guatemala	118.4	71.7	104.8
Ireland	94.1	107.5	28.5
El Salvador	91.4	101.1	62.3
Bulgaria	89.5	75.5	64.4
India	42.4	28.1	—
Romania	38.7	29.5	22.9
Canada	16.0	14.9	13.1
China	2.7	—	—
United Kingdom	0.4	0.6	1.2

	$1,019.6	$834.6	$573.2

As at December 31 (millions)	2019	2018
Net long-lived assets by geographic area
Philippines	$96.4	$38.7
United States	496.6	483.8
Guatemala	46.9	22.9
Ireland	63.4	32.7
El Salvador	23.0	25.8
Bulgaria	37.1	11.9
India	17.8	7.3
Romania	7.7	3.5
Canada	14.9	14.2
China	4.9	0.4
United Kingdom	0.4	—

	$809.1	$641.2

Triple C Holding GmbH

Condensed Interim Consolidated Statements of Income and Other Comprehensive Income

(unaudited)

		Nine months ended September 30,
(in € thousands)	Note	2019	2018
Operating Revenues
Revenues arising from contracts with customers	5.1	234,561	160,061
Other operating income		654	3,236

		235,215	163,297

Operating Expenses
Goods and services purchased		(15,978)	(14,984)
Employee benefit expense		(148,086)	(105,923)
Depreciation		(8,080)	(6,276)
Amortization of intangible assets		(12,086)	(12,173)
Other operating expenses		(1,363)	(4,946)

		(185,593)	(144,302)

Operating Income		49,622	18,995
Financial income		4,310	148
Financial expenses		(9,149)	(10,581)

Income Before Income Taxes		44,783	8,562
Income tax (expense)/recovery		(15,024)	(1,054)

Net Income(*)		29,759	7,508

Other Comprehensive Income
Items that may subsequently be reclassified to income
Foreign currency translation adjustment arising from translating financial statements of foreign operations		68	(1,372)

		68	(1,372)

Total Comprehensive Income(*)		29,827	6,136

(*)
Attributable in full to owner of the parent

Triple C Holding GmbH

Condensed Interim Consolidated Statements of Financial Position

(unaudited)

		As at		As at
(in € thousands)	Note	September 30, 2019	December 31, 2018	January 1, 2018
Assets
Current assets
Cash and cash equivalents		34,232	15,323	25
Accounts receivables and other receivables		42,133	53,431	—
Income taxes receivable		175	216	—
Current financial assets		1,531	1,560	—
Prepaid expenses		798	456	—

		78,869	70,986	25

Non-current assets
Property, plant and equipment, net		40,867	42,538	—
Intangible assets, net		129,758	141,690	—
Goodwill		86,947	86,947	—
Other long-term assets		2,238	1,345	—
Non-current financial assets		865	865	—

		260,675	273,385	—

		339,544	344,371	25

Liabilities and owner's equity
Current liabilities
Accounts payable and accrued liabilities		26,374	26,491	—
Income and other taxes payable		29,764	12,194	—
Current portion of long-term debt		7,286	5,921	—
Current derivative financial liabilities		78	—	—

		63,502	44,606	—

Non-current liabilities
Provisions		4,420	4,418	—
Long-term debt		141,749	190,828	—
Deferred income tax liabilities		33,802	38,275	—

		179,971	233,521	—

		243,473	278,127	—

Owner's equity
Total equity		96,071	66,244	25

		96,071	66,244	25

		339,544	344,371	25

Triple C Holding GmbH

Condensed Interim Consolidated Statements of Changes in Owner's Equity

(unaudited)

		Common equity
		Equity contributed		Accumulated other comprehensive income
(in € thousands)	Note	Share Capital	capital reserve	Retained earnings	Foreign currency translation	Total
Balance as at January 1, 2018 (Previous GAAP)		25	—	—	—	25
Adjustment on initial application of IFRS		—	—	—	—	—

Balance as at January 1, 2018 (IFRS)		25	—	—	—	25

Net income		—	—	7,508	—	7,508
Other comprehensive income		—	—	—	(1,372)	(1,372)
Capital contributions		75	52,844	—	—	52,919

Balance as at September 30, 2018		100	52,844	7,508	(1,372)	59,080

Balance as at January 1, 2019		100	52,844	14,102	(802)	66,244

Net income		—	—	29,759	—	29,759
Other comprehensive income		—	—	—	68	68

Balance as at September 30, 2019		100	52,844	43,861	(734)	96,071

Triple C Holding GmbH

Condensed Interim Consolidated Statements of Cash Flows

(unaudited)

		Nine months ended September 30,
(in € thousands)	Note	2019	2018
Operating Activities
Net income		29,759	7,508
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		20,166	18,449
Deferred income taxes		(4,473)	(933)
Interest income/expense		4,839	10,433
Other		70	(1,322)
Net change in non-cash operating working capital		27,635	4,973
Interest received		3	3

Cash provided by operating activities		77,999	39,111

Investing Activities
Cash payments for acquisitions, net		—	(114,307)
Payments for acquisitions of property, plant and equipment and intangible assets		(4,103)	(5,793)

Cash used by investing activities		(4,103)	(120,100)

Financing Activities
Repayment of long-term debt		(43,713)	—
Proceeds from long-term debt		—	78,970
Capital contributions		—	52,919
Payment of lease liabilities		(4,064)	(2,382)
Interest paid		(7,239)	(13,477)
Other financing activities		29	(2,505)

Cash (used) provided by financing activities		(54,987)	113,525

Cash Position
Increase in cash and cash equivalents		18,909	32,536
Cash and cash equivalents, beginning of period		15,323	25

Cash and cash equivalents, end of period		34,232	32,561

Supplemental Disclosure of Operating Cash Flows

Income taxes paid, net		(18,466)	(979)

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements

(unaudited)

1. Basis of preparation

1.1.  General information

        Triple C Holding GmbH (hereafter "Triple C" or the "Company") was founded in Berlin in October 2017 and entered in the commercial register under the number HRB 194184 B at Charlottenburg Local Court. The Company maintains its registered office at Stralauer Allee 2B, 10245 Berlin.

        On January 8, 2018, Triple C acquired the Competence Call Center Group hereafter "CCC-Group". Prior to that acquisition Triple C had no operations.

        Triple C and its controlled subsidiaries (hereafter the "Group") is a large provider of call center services as well as business process optimization (BPO) for the European Market where complete business processes from the customers are taken over by the company. Triple C offers internationally distinguished call center solutions, supporting clients in customer acquisition in the business-to-customer and business-to-business area for pre and after sales, as well as developing digitalization solutions.

        As at reporting date September 30, 2019, Triple C's immediate parent and ultimate parent were Triple C Holding SARL, located in Luxemburg, and Ardian Holding, located in France, respectively. On December 16, 2020, Triple C Holding GmbH was merged into TELUS International Germany GmbH with TELUS International Germany GmbH as the surviving entity. Following the merger and as at date of issue of these condensed interim consolidated financial statements, the immediate parent and ultimate parent of TELUS International Germany GmbH are TELUS International Ireland Outsourcing Services Limited, located in Ireland, and TELUS Corporation, located in Canada, respectively.

1.2.  Basis of preparation

        The accompanying condensed unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), taking into account the interpretations of the International Financial Reporting Standards Interpretations Committee and comply with International Accounting Standard 34, Interim Financial Reporting. As these interim financial statements are part of Triple C's first set of IFRS financial statements, IFRS 1 First Time Adoption of IFRS is applicable. Refer to Note 2 for details regarding the Company's application of IFRS 1, including the use of allowed exemptions and exceptions. The condensed interim consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual consolidated financial statements as of and for fiscal year ended December 31, 2018 under previous GAAP.

        All intercompany transactions are eliminated during the preparation of the condensed interim consolidated financial statements.

        The condensed interim consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The condensed interim consolidated financial statements are presented in Euro ("€"), which is the Group's functional currency. All values are rounded to the nearest thousands,

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

1. Basis of preparation (Continued)

except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

        The condensed interim consolidated financial statements are prepared under the assumption that the business will continue as a going concern.

        The date of authorization for issue of these unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2019, the comparative period for the interim consolidated statements of financial position ended December 31, 2018 and the comparative period for the interim consolidated statements of income and other comprehensive income, the interim consolidated statements of changes in owner's equity and the interim consolidated statements of cash flows ended September 30, 2019 is December 17, 2020.

2. First time adoption to IFRS

2.1.  First time adoption

        The Group adopted IFRS effective January 1, 2018 and prepared its consolidated financial statements in accordance with IFRS for the first time applicable as at December 31, 2019 together with comparative period data for year ended December 31, 2018. For periods up to and including the year ended as at December 31, 2019, the Group prepared financial statements in accordance with local German GAAP ("HGB").

        The application of IFRS 1 requires that the Group adopts accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. IFRS 1 allows first-time adopters certain exemptions from the full retrospective application of the requirements under IFRS. All relevant mandatory exemptions have been applied in full.

        The Group has applied the following exemptions:

        Leases: The assessment whether a contract existing at the date of transition to IFRS contains a lease will be made on the basis of facts and circumstances existing at that date (according to IFRS 1.D9). The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at the date of transition to IFRSs and the right-of-use asset for all leases will be measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statements of financial position immediately before the date of transition to IFRSs according to IFRS 1.D9B(b)(ii).

        Triple C, a company owned by third parties outside of CCC-Group, acquired 100% of the shares of CCC-Group on January 8, 2018. Therefore, an acquirer shall measure the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date (IFRS 3.28B). For simplification reasons, the transition date i.e. the first-time application date of IFRS 16 determined to be January 1, 2018 considering that the acquisition accounting is also carried out based on CCC-Group's January 1, 2018 financial statements. Therefore, the accounting of all the contracts started before January 1, 2018 commence on January 1, 2018 and for the contracts started after January 1, 2018, their original starting dates are determined to be the first adoption date of IFRS 16.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. First time adoption to IFRS (Continued)

        No right-of-use asset and lease liabilities were recognized for leases with a remaining lease term of less than 12 months as at the date of transition to IFRSs and instead they are accounted for as if they were short-term leases (IFRS 1.D9D(b)). Moreover, hindsight will be used to determine the lease term (IFRS 1.D9D(e)).

        The transition from HGB to IFRS resulted in changes in accounting policies that affected the financial position and financial performance as follows:

        As at January 1, 2018, there were no GAAP differences between HGB and IFRS as issued by the IASB.

        CCC Group's financial statements were converted to IFRS for the first time in the scope of IFRS 3 as at January 8, 2018, as the statement of financial position of the acquired company. Therefore; IFRS 1 impacts regarding the following differences between HGB and IFRS have been identified:

a.    Reclassification of restricted cash to financial assets

        According to International Accounting Standards ("IAS") 7, cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition (IAS 7.7). As at September 30, 2018 the restricted cash has longer maturity term than three months as it is restricted with respect to lease agreements entered into by the Group. Therefore, €1,640 thousand and €865 thousand were reclassified to current financial assets and non-current financial assets, respectively. As at December 31, 2018, the maturity of the restricted cash has longer maturity term than three months. Therefore, €1,560 thousand and €865 thousand were reclassified to current financial assets and non-current financial assets, respectively.

b.    Financial instruments—trade receivables

        Under HGB, trade receivables were impaired only in case of objective evidences of impairment, while under IFRS 9, an expected credit loss model is applied to all trade receivables. Under IFRS 9 the expected losses are recognized as loss provision with effect to profit or loss. This adjustment resulted in a net decrease of equity of €25 thousand as at September 30, 2018 and December 31, 2018.

c.    Financial instruments—long-term debt

        Under HGB, financial liabilities are recognized at their repayment amount with transaction costs directly expensed off. Under IFRS, financial liabilities are recognized at their fair value minus transaction costs that have to be amortized by applying the effective interest rate method. Furthermore, any changes in the estimated cash flows underlying the effective interest rate method have to be accounted for as adjustment in carrying amount with effect to profit or loss. This affected the long-term debt as well as the shareholder loans.

        As at September 30, 2018, the Group's long-term debt amount was adjusted by €1,350 thousand and increased to €186,525 thousand. As the transition to IFRS had an increasing impact on long-term

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. First time adoption to IFRS (Continued)

debt, finance expense increased which resulted in a net decrease in equity by an amount of €480 thousand.

        As at December 31, 2018, the Group's long-term debt amount was adjusted by €4,051 thousand and decreased to €164,662 thousand. As the transition to IFRS had a decreasing impact on long-term debt, finance expense decreased which resulted in a net increase in equity by an amount of €2,757 thousand.

d.    Goodwill, Customer Relations and Brands

        As a result of the acquisition of CCC-Group, goodwill in the amount of €86,947 thousand, customer relations in the amount of €141,295 thousand and brands in the amount of €15,037 thousand representing the fair value as at the transition date were assumed. In addition, the corresponding deferred tax liability was adjusted to €43,614 thousand. Overall, the transition to IFRS resulted in a net increase in intangible assets and goodwill of €44,311 thousand, a net increase in deferred tax liabilities of €35,699 thousand, and a net increase in equity of €5,495 thousand as at September 30, 2018. As at December 31, 2018 the transition to IFRS resulted in a net increase in intangible assets and goodwill of €45,432 thousand, a net increase in deferred tax liabilities of €34,763 thousand, and a net increase in equity of €7,552 thousand.

e.    Leases

        The application of IFRS 16, resulted in a separate recognition and presentation of the right-of-use assets for identified leases and corresponding lease liability for the expected future lease payments. Expenses for rent of office spaces as well as expenses related to other lease contracts were presented in the statement of profit or loss under goods and services purchased under HGB. Under IFRS 16, the depreciation on right-of-use asset is presented within the profit or loss statement in depreciation and amortization, while the interest expense of lease liability is presented within finance expense. The transition resulted in €31,411 thousand right-of-use assets and €33,147 thousand lease liabilities on statement of financial position and a net decrease of €714 thousand in equity as at September 30, 2018. As at December 31, 2018 the transition resulted in €29,830 thousand right-of-use assets and €32,087 thousand lease liabilities on statement of financial position and a net decrease in equity of €1,711 thousand.

f.    Income taxes and other taxes

        The impact of this adjustment resulted in a decrease in equity in the amount of €1,372 thousand as at September 30, 2018 and of €214 thousand as at December 31, 2018. This adjustment is related to the difference between HGB and IFRS as a result of the application of IAS 12.

g.    Deferred taxes

        Deferred tax assets and liabilities include adjustments related to temporary differences and are mainly resulted from customer relations and brands.

h.    Reclassification of transaction costs

        The amount includes reclassification of €4,027 thousand from Goods and services purchased account to Other operating expense account.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. First time adoption to IFRS (Continued)

2.2.  HGB—IFRS reconciliation as at January 1, 2018, September 30, 2018 and December 31, 2018

        Statement of financial position reconciliation from HGB to IFRS as at January 1, 2018, September 30, 2018 and December 31, 2018 are as follows:

(in € thousands)	Note	Previous GAAP	Effect of transition to IFRS	IFRS
		As at December 31, 2018
Assets
Current assets
Cash and cash equivalents	a	17,748	(2,425)	15,323
Accounts receivables and other receivable	b	53,715	(284)	53,431
Income taxes receivable		216	—	216
Current financial assets	a	—	1,560	1,560
Prepaid expenses		456	—	456
Derivative assets		—	—	—

		72,135	(1,149)	70,986

Non-current assets
Property, plant and equipment, net	e	12,708	29,830	42,538
Intangible assets, net	d	149,105	(7,415)	141,690
Goodwill	d	34,100	52,847	86,947
Other long-term assets		1,345	—	1,345
Non-current financial assets	a	—	865	865
Deferred income tax assets	g	472	(472)	—

		197,730	75,655	273,385

		269,865	74,506	344,371

Liabilities and owner's equity
Current liabilities
Accounts payable and accrued liabilities		26,491	—	26,491
Income and other taxes payable	f	11,803	391	12,194
Advance billings and customer deposits		—	—	—
Provisions		—	—	—
Current portion of long-term debt	c,e	13,713	(7,792)	5,921
Current derivative liabilities		—	—	—

		52,007	(7,401)	44,606

Non-current liabilities
Provisions		—	4,418	4,418
Long-term debt	c,e	155,000	35,828	190,828
Other long-term liabilities		—	—	—
Deferred income taxes	g	4,973	33,302	38,275

		159,973	73,548	233,521

		211,980	66,147	278,127

Owner's equity		57,885	8,359	66,244

Total equity		57,885	8,359	66,244

		269,865	74,506	344,371

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. First time adoption to IFRS (Continued)

(in € thousands)	Note	Previous GAAP	Effect of transition to IFRS	IFRS
		As at September 30, 2018
Assets
Current assets
Cash and cash equivalents	a	35,066	(2,505)	32,561
Accounts receivables and other receivable	b	38,024	(284)	37,740
Income taxes receivable		364	—	364
Current financial assets	a	—	1,640	1,640
Prepaid expenses		486	—	486
Derivative assets		—	—	—

		73,940	(1,149)	72,791

Non-current assets
Property, plant and equipment, net	e	10,860	31,411	42,271
Intangible assets, net	d	153,130	(7,732)	145,398
Goodwill	d	34,905	52,042	86,947
Other long-term assets		1,236	—	1,236
Non-current financial assets	a	—	865	865
Deferred income tax assets	g	65	(65)	—

		200,196	76,521	276,717

		274,136	75,372	349,508

Liabilities and owner's equity
Current liabilities
Accounts payable and accrued liabilities	f	22,254	—	22,254
Income and other taxes payable		5,485	299	5,784
Advance billings and customer deposits		—	—	—
Provisions		—	—	—
Current portion of long-term debt	c,e	75,175	(69,715)	5,460
Current derivative liabilities		—	—	—

		102,914	(69,416)	33,498

Non-current liabilities
Provisions		—	4,418	4,418
Long-term debt	c,e	110,000	104,212	214,212
Other long-term liabilities		—	—	—
Deferred income taxes	g	5,057	33,243	38,300

		115,057	141,873	256,930

		217,971	72,457	290,428

Owner's equity
Total equity		56,165	2,915	59,080

		56,165	2,915	59,080

		274,136	75,372	349,508

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. First time adoption to IFRS (Continued)

(in € thousands)	Note	Previous GAAP	Effect of transition to IFRS	IFRS
As at January 1, 2018
Assets
Current assets
Cash and cash equivalents	a	25	—	25
Accounts receivables and other receivable	b	—	—	—
Income taxes receivable		—	—	—
Current financial assets	a	—	—	—
Prepaid expenses		—	—	—
Derivative assets		—	—	—

		25	—	25

Non-current assets
Property, plant and equipment, net	e	—	—	—
Intangible assets, net	d	—	—	—
Goodwill	d	—	—	—
Other long-term assets		—	—	—
Non-current financial assets	a	—	—	—
Deferred income tax assets	g	—	—	—

		—	—	—

		25	—	25

Liabilities and owner's equity
Current liabilities
Accounts payable and accrued liabilities		—	—	—
Income and other taxes payable	f	—	—	—
Advance billings and customer deposits		—	—	—
Provisions		—	—	—
Current portion of long-term debt	c,e	—	—	—
Current derivative liabilities		—	—	—

		—	—	—

Non-current liabilities
Provisions		—	—	—
Long-term debt	c,e	—	—	—
Other long-term liabilities		—	—	—
Deferred income taxes	g	—	—	—

		—	—	—

		—	—	—

Owner's equity
Total equity		25	—	25

		25	—	25

		25	—	25

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. First time adoption to IFRS (Continued)

        Statement of income and other comprehensive income reconciliation from HGB to IFRS for the nine-month interim period ended September 30, 2018 and the year ended December 31, 2018 is as follows:

(in € thousands)	Note	Previous GAAP	Effect of transition to IFRS	IFRS
		Year ended December 31, 2018
Operating Revenues
Revenues arising from contracts with customers		238,821	—	238,821
Other operating income		3,724	—	3,724

		242,545	—	242,545

Operating Expenses
Goods and services purchased	a,h	(30,550)	8,276	(22,274)
Employee benefit expense		(153,434)	—	(153,434)
Depreciation	e	(3,036)	(5,821)	(8,857)
Amortization of intangible assets	d	(20,039)	3,811	(16,228)
Other operating expenses	b,h	(1,515)	(4,064)	(5,579)

		(208,574)	2,202	(206,372)

Operating Income		33,971	2,202	36,173
Financial income	c,e	3	253	256
Financial expenses	c,e	(17,254)	3,052	(14,202)

Income Before Income Taxes		16,720	5,507	22,227
Taxes on income	f,g	(10,977)	2,852	(8,125)

Net Income(*)		5,743	8,359	14,102

Other Comprehensive Income
Items that may subsequently be reclassified to income
Foreign currency translation adjustment arising from translating financial statements of foreign operations		—	(802)	(802)

		—	(802)	(802)

Total Comprehensive Income(*)		5,743	7,557	13,300

(*)
Attributable in full to owner of the parent

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

2. First time adoption to IFRS (Continued)

(in € thousands)	Note	Previous GAAP	Effect of transition to IFRS	IFRS
		Nine months ended September 30, 2018
Operating Revenues
Revenues arising from contracts with customers		160,061	—	160,061
Other operating income		3,236	—	3,236

		163,297	—	163,297

Operating Expenses
Goods and services purchased	a,h	(21,695)	2,684	(19,011)
Employee benefit expense		(105,923)	—	(105,923)
Depreciation	e	(2,139)	(4,137)	(6,276)
Amortization of intangible assets	d	(14,862)	2,689	(12,173)
Other operating expenses	b,h	(882)	(37)	(919)

		(145,501)	1,199	(144,302)

Operating Income		17,796	1,199	18,995
Financial income	c,e	3	145	148
Financial expenses	c,e	(8,530)	(2,051)	(10,581)

Income Before Income Taxes		9,269	(707)	8,562
Taxes on income	f,g	(4,676)	3,622	(1,054)

Net Income(*)		4,593	2,915	7,508

Other Comprehensive Income
Items that may subsequently be reclassified to income
Foreign currency translation adjustment arising from translating financial statements of foreign operations		—	(1,372)	(1,372)

		—	(1,372)	(1,372)

Total Comprehensive Income(*)		4,593	1,543	6,136

(*)
Attributable in full to owner of the parent

3. Summary of significant accounting policies

3.1.  Basis of consolidation

        The Group's condensed interim consolidated financial statements include accounts of Triple C, the ultimate parent company within the Group and the accounts of all subsidiaries. In total, 21 subsidiaries are included in the scope of consolidation as at September 30, 2019 (December 31, 2018: 21 subsidiaries).

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

3.2.  Use of estimates and judgements

        The preparation of financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Information about estimates assumptions and estimation uncertainties at September 30, 2019 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

        Note 3.6 and 3.11—leases relating to lease term determinations considering renewal

3.3.  Financial instruments—initial recognition and subsequent measurement

        A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

        The group initially recognizes financial instruments when it becomes party to the instrument. In case of regular way purchases or sales of financial assets the group applies settlement date accounting.

        All financial instruments are initially measured at fair value plus or minus, in the case of financial instruments not at fair value through profit or loss, transaction costs that are directly attributable to their acquisition or issue.

        Hedge Accounting according to IFRS 9 is not applied by the Group.

Financial assets

Classification

        For purposes of subsequent measurement, financial assets are classified, at initial recognition, into four categories:

  •
  Financial assets at fair value through other comprehensive income (OCI) with item that may subsequently be reclassified to income (debt instruments)

  •
  Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

  •
  Financial assets at fair value through profit or loss

  •
  Financial assets at amortized cost (debt instruments)

        Depending on the substance of the contractual arrangement financial assets represent debt instruments or equity instruments according to IAS 32.

        The classification of financial assets at initial recognition, representing debt instruments, depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of account receivables that do not contain a significant financing

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Account receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in Note 3.4. Revenue from contracts with customers.

        In order for a financial asset, representing a debt instrument, to be classified and measured at amortised cost or fair value through OCI (with recycling), it needs to give rise to cash flows that are 'solely payments of principal and interest (SPPI)' on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

        The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI (with recycling) are held within a business model with the objective of both holding to collect contractual cash flows and selling.

        Financial assets, representing debt instruments, not meeting the conditions mentioned above are classified and measured at fair value through profit or loss.

Financial assets at amortised cost

        Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

        The Group's financial assets at amortised cost includes cash and cash equivalents and account receivables.

Financial assets at fair value through profit or loss (debt and equity instruments)

        Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss. This category includes derivative instruments and listed equity investments which the Group had not irrevocably elected to classify at fair value through OCI.

        The Group's financial assets at fair value through profit or loss are derivative financial assets.

Financial assets at fair value through OCI with recycling (debt instruments)

        For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

        The Group does not hold any financial assets at fair value through OCI (debt instruments).

Financial assets designated at fair value through OCI with no recycling (equity instruments)

        Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

        Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

        The Group does not hold any financial assets at fair value through OCI (equity instruments).

        A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Derecognition

        A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group's consolidated statement of financial position) when:

  •
  The rights to receive cash flows from the asset have expired.

        or

  •
  The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment

        The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss as well as for accrued receivables. ECLs are based on the

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

        The general impairment methodology follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt instruments are assumed to have a low credit risk, for which a loss allowance is recognized that results from default events that are possible within the next 12-months (Stage 1; 12-months ECL). The Group considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of 'investment grade. When there has been a significant increase in credit risk, the loss allowance is measured using lifetime ECL (Stage 2). If there is objective evidence of impairment (Stage 3), Group also accounts for lifetime ECL and recognizes an impairment.

        For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition. If the internal risk management and control systems do not indicate a significant increase in credit risk any earlier, the rebuttable presumption is that a significant increase in credit risk has occurred when payments are more than 30 days overdue. The Group considers the probability of default and continually monitors the development of the credit risk in each reporting period, considering all reasonable and supportable information and forecasts.

        The Group considers that there is an objective evidence of impairment if any of the following indicators are present: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization or default or delinquency in payments.

        For trade receivables and accrued receivables, the Group applies a simplified approach in calculating ECLs. The trade receivables and accrued receivables are aggregated to determine expected credit losses based on similar risk characteristics. When applying the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

        The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. When derecognizing financial assets, the Company continues to undertake enforcement measures to attempt to collect the receivables due.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

Financial Liabilities

Classification

        The Group's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial liabilities.

        For purposes of subsequent measurement, financial liabilities are classified in two measurement categories at initial recognition:

  •
  Financial liabilities at fair value through profit or loss

  •
  Financial liabilities at amortized cost

Financial liabilities at fair value through profit or loss

        Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

        Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

        Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria according to IFRS 9 are satisfied.

        Gains or losses on financial liabilities at fair value through profit and loss are recognised in the statement of profit or loss.

        The Group has classified derivative instruments as financial liability as at fair value through profit or loss and does not have designated financial liabilities at fair value through profit or loss.

Financial liabilities at amortized cost

        This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the Effective Interest Rate ("EIR") method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

        Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss.

        This category generally applies to trade and other payables, loans and borrowings including bank overdrafts.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

Derecognition

        A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss.

        Non-substantial modifications impact profit and loss only to the extent that an interest rate differential is recognized.

Offsetting of financial instruments

        Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

3.4.  Revenue from contracts with customers

General

        Triple C generates its sales revenues exclusively with the provisions of services such as call center and BPO services. These services are divided into four groups—inbound, outbound, training and support. Whereas just inbound and outbound are material.

        If the end customer calls the Triple C call center, inbound revenues are generated. If Triple C calls its customer's customer outbound revenues are generated.

        The rendered services for both revenue streams are similar, and comprise activities as follows:

  •
  General customer support for a variety of companies

  •
  Technical support

  •
  Sales services, e.g. booking of flights or telecommunication contracts

  •
  After-sales services such as customer support for product returns

        All revenues of the Group qualify as contracts with customers and fall in the scope of IFRS 15. All revenues are accounted for over time for all revenue streams. For measuring the amount that can be invoiced, Triple C uses the output method. The output in this case are the service hours rendered towards the client. The Group has a right to consideration from the customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date, therefore; the entity recognizes revenues in the amount to which it has a right to invoice. (IFRS 15.B16). The Group considers whether there are other commitments in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Group assesses all promised goods and services and identifies performance obligations at contract inception. Contracts with customers include a single performance obligation, i.e. the sale of call center

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

services. In determining the transaction price for the sale of call center services, the Group considers the effects of variable consideration and the existence of consideration payable to the customer (if any).

        Triple C's contracts with customers do not have a significant financing component. Payments are typically due within 30 to 45 days from the billing date. Billings are typically rendered on a monthly basis.

        The Group's revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

        The Group uses the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

  •
  No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of a contract, it is expected that the effect of the financing component is not significant at the individual contract level.

  •
  No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

  •
  When estimating minimum transaction prices allocated to any remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts under which Triple C may recognize and bill revenue in an amount that corresponds directly with their completed performance obligations. As Triple C recognizes its revenues applying IFRS 15.B16, the disclosure requirement according to IFRS 15.120 does not apply (ref. IFRS 15.121(b).

Variable consideration

        If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for providing the service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

3.5.  Business combinations

        The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition generally is measured at fair value, as are the identifiable net assets acquired. A positive difference between the difference of acquisition costs, including the fair value of the non-controlling interests and the asset and liabilities acquired, is accounted for as Goodwill. A negative difference is recognized directly in the statement of income after it has been reviewed again. Any Goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

3.6.  Depreciation, amortization and impairment

Depreciation and amortization

        Property, plant and equipment (including right-of-use lease assets) are depreciated on a straight-line basis over their estimated useful lives (shorter of estimated useful life and lease terms for right-of-use lease assets). Depreciation includes amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average useful life or the term of the lease.

        Estimated useful lives for property, plant and equipment and right-of-use lease assets subject to depreciation are as follows:

Estimated useful lives
Buildings and leasehold improvements	5 to 10 years
Operating equipment	3 to 8 years
Right of Use asset	1 to 11 years

        Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate.

        Estimated useful lives for intangible assets subject to amortization are as follows:

Estimated useful lives
Software	3 years
Brands	10 years
Customer relationships	10 years

        The useful life used to amortize intangible assets relates to the future performance of the assets acquired and management's judgement of the period over which economic benefit will be derived from the asset. The estimated useful life of customer relationships, the most significant class of intangible assets, principally reflects management's view of the average economic life of the customer base. Management assumes the Group's customer relations with its customers to last about 10 years on average based on their historical experience. Changes to the estimated useful life of customer relationships might have a significant effect on the carrying amount of the asset.

Impairment of non-financial assets

        The carrying amounts of the Group's non-financial assets are reviewed for impairment as at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit ("CGU") is the higher of its value in use and its fair value less cost to sell. Management uses internal and external data to forecast the key assumptions, that includes forecasted cash flows of the business, estimated discount rate and future growth rates which are based to the management's impairment assessment.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

        Value in use is the present value of the future cash flows expected from the continued use of the CGU or asset in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale.

        The value in use calculation is based on a discounted cash flow ("DCF") model. The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The estimates regarding future cash flows are based on past experience with respect to this CGU, and on the Group's best possible assessments regarding the economic conditions that will exist in the future. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows and outflows, the growth rate used for extrapolation purposes and profitability.

        If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

        Impairment losses relating to goodwill cannot be reversed in future periods.

3.7.  Translation of foreign currencies

        Trade transactions completed in foreign currencies are translated into Euros at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Euros at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the consolidated statements of income and other comprehensive income as a component of other operating income and other operating expense.

        The Group has foreign subsidiaries whose functional currencies are other than Euro. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries' accounts into Euros are reported as a component of other comprehensive income.

        The Group used the following exchange rates to convert the financial statements of its subsidiaries:

	Nine months ended September 30, 2019		Nine months ended September 30, 2018		Year ended December 31, 2018
	Nine months end rate	Average rate	Nine months end rate	Average rate	Year-end rate	Average rate	As at January 1, 2018
Euros per Turkish Lira ("TRY")	6.1836	6.3288	6.9505	5.5098	6.0588	5.7077	n/a
Euros per Swiss Francs ("CHR")	1.1461	1.1226	1.2015	1.1611	1.1269	1.1550	n/a
Euros per Polish Zloty ("PLN")	4.3866	4.3007	4.2714	4.2488	4.3014	4.2615	n/a
Romanian Leu ("RON")	4.7511	4.7187	4.6637	4.6518	4.6635	4.6540	n/a
Convertible Mark ("BAM")	1.9558	1.9558	1.9558	1.9558	1.9558	1.9558	n/a

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

3.8.  Income taxes

        The effective tax rate has been calculated considering the management's estimate of the weighted average effective annual income tax rate at the date of these condensed interim consolidated financial statements. The estimated average annual tax rate used for the year to September 30, 2019 is 42,94%, compared to 64,44% for the nine months ended September 30, 2018.

        Income taxes include current income taxes as well as deferred taxes. In accordance with IAS 12, the Group uses the liability method for the accounting of income taxes.

        Current income taxes are recognized for the estimated amount the Group expects to settle with or recover from the tax authorities. This includes liabilities and/or receivables for the current period as well as for prior periods.

        Deferred taxes are recognized for temporary differences between the carrying amounts in the consolidated statement of financial position and the respective tax bases as well as for tax loss carryforwards, interest carryforwards and tax credits. Deferred tax assets are recognized to the extent that they are likely to be used in the future; either sufficient taxable temporary differences or future taxable income are probable.

        Deferred taxes are not recognized for temporary differences if the deferred taxes arise from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit/tax loss. No deferred tax liabilities are recognized for temporary differences arising from the initial recognition of goodwill.

        A deferred tax liability is generally recognized for temporary differences associated with investments in subsidiaries, joint arrangements and associates, if the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary differences will reverse in the foreseeable future.

        Following the liability method, deferred taxes are calculated based on the income tax rates that are enacted or substantively enacted at the time when the temporary differences will reverse. The Group recognizes all relevant changes of income tax rates that affect deferred taxes in the period in which the changes are substantially enacted.

        Deferred tax assets and deferred tax liabilities are offset if the Group has a legally enforceable right to set off current tax positions and the deferred tax positions relate to income taxes levied by the same taxation authority.

        Current and deferred taxes are recognized within profit and loss unless that they arise from a transaction which is recognized outside profit and loss.

        The Group's business activities are complex, and the related domestic and foreign tax interpretations, regulations, laws and case law are constantly changing. These issues can lead to uncertain tax positions. In accordance with IFRIC 23, uncertain tax positions are accounted for if it is probable that the tax authorities will not accept the income tax treatment applied. The better forecast of the "most likely amount" and the "expected value" has to be recognized.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

3.9.  Cash and cash equivalents

        Cash and cash equivalents represent cash balances at different banks and cash at hand.

        The consolidated statements of cash flow show how cash and cash equivalents held by the Group changed in the respective years. Cash flows are classified for this purpose in accordance with IAS 7 as cash flow from operating activities, investing activities and financing activities. Cash and cash equivalents for the purpose of the cash flow statement equals the amount in the consolidated statements of financial position line item.

3.10.  Property, plant and equipment; intangible assets

        Property, plant and equipment and intangible assets are recorded at historical cost. When the Group sells property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference is included in the consolidated statements of income and other comprehensive income.

3.11.  Leases

        At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16. This is applied to all contracts that are active longer than twelve months after January 1, 2018.

        At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices i.e. lease components will be separated from non-lease components.

Right-of-use lease assets

        The Group recognizes a right-of-use asset at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received (IFRS 16.29-33). If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the Group depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

Lease liabilities

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Since the interest rate implicit in each lease cannot be readily determined, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The calculation model is based on a build-up approach which includes company-specific risk premium, assuming that the worst available rating curve shape is suitable for Triple C risk profile based on the Group's credit margin.

        Lease payments included in the measurement of the lease liability comprise the following:—fixed payments, including in-substance fixed payments;—variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;—amounts expected to be payable under a residual value guarantee; and—the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

        The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. As at the respective reporting dates, Triple C did not have any leases of low-value assets.

        Judgements about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Management's judgment in respect of lease terms for leased real estate for call center in different locations routinely includes periods covered by options to extend the lease terms, as Management is reasonably certain that such lease terms will be extended. Accordingly, for each lease contract, it was assessed whether there was a stated renewal term included in the contract. If the renewal option is not enforceable, the Group followed an approach that will only include renewal terms if they occur in the current year based on the existing uncertainty on long-term future renewals. In general, the Group usually signs a lease contract for approximately 3-5 year term and then only decide on renewals and renegotiation close to the end of the term, due to the competitive nature of the rental market. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term.

        In the normal course of operations, there are future non-executory cash outflows in respect of leases to which the Group is potentially exposed, and which are not included in the lease liabilities as at the reporting date.

        Lease payments are allocated between principal and finance expenses. The finance expense is recognized within the Consolidated statements of income and other comprehensive income.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

3. Summary of significant accounting policies (Continued)

3.12.  Provisions

        The Group recognizes provisions when it has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period and the increase in provision due to the passage of time is recognized as finance expenses.

3.13.  Fair value measurement

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date. The fair value of a liability reflects its non-performance risk.

        Please refer to note 6.1. Additional disclosure on financial instruments.

4. Changes in accounting policies and disclosures

New standards and amendments whose application was not yet mandatory in the reporting period

        The Group did not early adopt standards and interpretations as well as amendments to existing standards and interpretations issued by the IASB which are effective for financial years beginning on or after January 1, 2020 and whose application was not yet mandatory.

        The Group does not expect any material effect from the application of any standards, amendments to standards and interpretations issued but not yet mandatory in the reporting period.

        List of new or revised standards is as follows:

New or revised standards	Effective date
IFRS 4 (A) Insurance Contracts—deferral of IFRS 9	January 1, 2021
IFRS 17 (A) Insurance Contracts	January 1, 2023
IAS 1 (A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	January 1, 2023
IAS 1 (A) and IAS 8 (A) Definition of Material	January 1, 2020
IFRS 3 (A) Business Combinations	January 1, 2022
IFRS 9 (A), IAS 39 (A) and IFRS 7 (A) Interest Rate Benchmark Reform	January 1, 2020
IAS 16 (A) Property, Plant and Equipment	January 1, 2022
IAS 37 (A) Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018 - 2020	January 1, 2022

(A)
Amendment

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

5. Notes to the condensed interim consolidated statements of income and other comprehensive income

5.1.  Revenue from contracts with customers

Revenues

Geographical information

        Germany is the home market and accounts for the largest share of sales 60% in the interim period 2019 (2018: 68%). Spain accounts for 20% in the interim period 2019 and only 6% in 2018. The remaining 20% in the interim period 2019 (2018: 25%) of total sales is divided across Switzerland, Turkey, Austria and other European countries.

	Nine months ended September 30,
(in € thousands)	2019	2018
Germany	141,053	109,353
Spain	46,309	10,058
Switzerland	13,197	10,774
Turkey	9,256	9,930
Austria	6,943	7,993
Other European countries(1)	17,802	11,953

Total	234,561	160,061

(1)
Comprises: Romania, Poland, Slovakia, France, Latvia and Bosnia and Herzegovina

6. Financial instruments and financial risk management

6.1.  Additional disclosure on financial instruments

        Financial instruments are classified into the following measurement categories at the Group:

  •
  Financial assets measured at amortized cost

  •
  Financial liabilities measured at amortized cost

  •
  Derivative financial instruments measured at fair value through profit or loss

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

6. Financial instruments and financial risk management (Continued)

        The following table shows the carrying amounts as well as the fair value of financial assets and financial liabilities as at the reporting dates:

(in € thousands)	Carrying amount	No category in accordance to IFRS 9	Category in accordance with IFRS 9	Fair Value	Fair Value hierarchy level
As at September 30, 2019
Non-current financial assets
Other long-term assets	2,238		AC		2
Non-current financial assets	865		AC		—
Current financial assets
Accounts receivables and other receivables	42,133
Trade receivables	39,129		AC		—
Miscellaneous receivables	3,004	IAS 2/IAS 12	n/a		—
Current financial assets	1,531		AC		—
Cash and cash equivalents	34,232		AC		—
Non-current financial liabilities
Long term debt	141,749
Lease liabilities	23,197	IFRS 16	n/a		—
Liabilities to banks	118,552		FLAC	123,482,122	2
Current financial liabilities
Current portion of long-term debt	7,286
Lease liabilities	7,286	IFRS 16	n/a		—
Derivatives	78		FVPL		2
Accounts payable and accrued liabilities	26,374
Trade payables	1,348		FLAC		—
Miscellaneous other payables	25,026	Misc.	n/a		—

  n/a = Disclosure of Fair value not necessary in according to IFRS 7.29(a) and IFRS 7.29(d).

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

6. Financial instruments and financial risk management (Continued)

(in € thousands)	Carrying amount	No category in accordance to IFRS 9	Category in accordance with IFRS 9	Fair Value	Fair Value hierarchy level
As at December 31, 2018
Non-current financial assets
Other long-term assets	1,345		AC	1,345	2
Non-current financial assets	865		AC	—	—
Current financial assets				—
Accounts receivables and other receivables	53,431			—
Trade receivables	52,062		AC	—	—
Miscellaneous receivables	1,369	IAS 2/IAS 12	n/a	—	—
Current financial assets	1,560		AC	—	—
Cash and cash equivalents	15,323		AC	—	—
Non-current financial liabilities				—
Long term debt	190,828			—
Lease liabilities	26,166	IFRS 16	n/a	—	—
Liabilities to banks	150,965		FLAC	152,255	2
Shareholder loan	13,698		FLAC	13,385	2
Current financial liabilities				—
Current portion of long-term debt	5,921			—
Lease liabilities	5,921	IFRS 16	n/a	—	—
Accounts payable and accrued liabilities	26,491			—
Trade payables	2,444		FLAC	—	—
Miscellaneous other payables	24,047	Misc.	n/a	—	—

  n/a = Disclosure of Fair value not necessary in according to IFRS 7.29(a) and IFRS 7.29(d).

(in € thousands)	Carrying amount	No category in accordance to IFRS 9	Category in accordance with IFRS 9	Fair Value	Fair Value hierarchy level
As at January 1, 2018
Current financial assets
Cash and cash equivalents	25		AC	n/a	n/a

        The main portion of cash in bank is pledged under the Group's SFA loan.

        The Group measures the fair value of the financial instruments based on the fair value hierarchy according to IFRS 13 reflecting the significance of the inputs used in making the measurement:

Level 1:	Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
Level 2:
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The fair value of financial instruments in Level 2 are based on valuation techniques using observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices) at the measurement date.
Level 3:	Level 3 inputs are unobservable inputs for the asset or liability. The fair value of financial instruments in Level 3 are based on valuation techniques using significant unobservable inputs.

Triple C Holding GmbH

Notes to Condensed Interim Consolidated Financial Statements (Continued)

(unaudited)

6. Financial instruments and financial risk management (Continued)

        The Group generally uses the discounted cash flow model as the valuation technique to determine the fair value of financial instruments at the measurement date. The objective of the valuation technique is to arrive at a fair value measurement that reflects the price that would be received when selling the asset or paying to transfer the liability in an orderly transaction between market participants at the measurement date. Essential observable inputs used in this valuation technique include risk free interest rates (i.e. EURIBOR Rates) and foreign currency exchange rates.

        Financial assets and liabilities measured at fair value through profit and loss (including derivative financial instruments) are classified in Level 2 of the fair value hierarchy applying the discounted cash flow model as well as the Black-Scholes model to determine the fair value by using interest rate curves of the cash flow currency and foreign exchange rates.

        For non-current non-derivative financial liabilities (including Liabilities to banks and Shareholder Loans) the fair value, which is determined for disclosure purposes are classified in Level 2. During the nine months ended September 30, 2019, the shareholder loan amounting to €13.7 million was repaid.

        For reasons of materiality, the fair value of current non-derivative financial assets and liabilities is generally deemed to be approximated by the carrying amount.

        The transfers between the level of the fair value hierarchy are reported at the respective reporting dates. There have been no transfers between the levels during the reporting periods.

        The book value of accounts receivable and other receivable and accounts payable and accrued liabilities equals to their fair value because of their short-term nature.

7. Events after the reporting period

        The Group evaluated events after the reporting period for recognition or disclosure subsequent to September 30, 2019.

        On January 31, 2020, the Group was wholly acquired by TELUS Corporation, located in Canada. As a result, long term debt of €125,580 thousand was repaid on January 31, 2020.

        Since January 2020 a novel strain of coronavirus (COVID-19) is spreading worldwide. According to the German Council of Economic Experts, the German economy is expected to decline by 5.1% in 2020 when compared to 2019. For the Euro Zone, the German Council of Economic Experts forecasts the real gross domestic product (GDP) to decline by 7.0% in 2020. Due to the rapid pace of development and the associated high degree of uncertainty, the financial impacts can only be estimated approximately at the time of preparation of the condensed interim consolidated financial statements for the nine months period ended September 30, 2019. To date, COVID-19 has not materially impacted the Group's financial condition and results of operations and the Group does not expect such an impact in the near future, subject to further developments of COVID-19. To date, the Group was able to maintain operations, including financial reporting systems.

        With respect to the merger of Triple C Holding GmbH into TELUS International Germany GmbH with TELUS International Germany GmbH as the surviving entity we refer to note 1.1 of these condensed interim consolidated financial statements. No other significant events have occurred since the statement of financial position date.

Triple C Holding GmbH

Independent Auditor's Report

The Managing Directors
Triple C Holding GmbH:

        We have audited the accompanying consolidated financial statements of Triple C Holding GmbH and its subsidiaries, which comprise the consolidated statements of financial position as of December 31, 2019 and 2018 and January 1, 2018, and the related consolidated statements of income and other comprehensive income, changes in owner's equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triple C Holding GmbH and its subsidiaries as of December 31, 2019 and 2018 and January 1, 2018, and the results of their operations and their cash flows for the years ended December 31, 2019 and 2018 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany
November 30, 2020

Triple C Holding GmbH

Consolidated Statements of Income and Other Comprehensive Income

		Year ended December 31,
(in € thousands)	Note	2019	2018
Operating Revenues
Revenues arising from contracts with customers	6.1	316,852	238,821
Other operating income	6.2	1,009	3,724

		317,861	242,545

Operating Expenses
Goods and services purchased		(21,928)	(22,274)
Employee benefit expense	6.3	(199,646)	(153,434)
Depreciation	7.1	(10,987)	(8,857)
Amortization of intangible assets	7.2	(16,393)	(16,228)
Other operating expenses	6.2	(1,633)	(5,579)

		(250,587)	(206,372)

Operating Income		67,274	36,173
Financial income	6.4	4,322	256
Financial expenses	6.4	(11,410)	(14,202)

Income Before Income Taxes		60,186	22,227
Taxes on income	6.5/ 7.6	(20,225)	(8,125)

Net Income(*)		39,961	14,102

Other Comprehensive Income
Items that may subsequently be reclassified to income
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(264)	(802)

		(264)	(802)

Total Comprehensive Income(*)		39,697	13,300

(*)
Attributable in full to owner of the Company.

Triple C Holding GmbH

Consolidated Statements of Financial Position

		As at December 31,		As at January 1,
(in € thousands)	Note	2019	2018	2018
Assets
Current assets
Cash and cash equivalents	8	38,942	15,323	25
Accounts receivables and other receivables	8	56,540	53,431	—
Income taxes receivable		196	216	—
Other current financial assets	7.8	1,531	1,560	—
Prepaid expenses		704	456	—

		97,913	70,986	25

Non-current assets
Property, plant and equipment, net	7.1	39,453	42,538	—
Intangible assets, net	7.2	125,870	141,690	—
Goodwill	7.2	86,947	86,947	—
Other long-term assets		2,056	1,345	—
Other non-current financial assets	7.8	865	865	—

		255,191	273,385	—

		353,104	344,371	25

Liabilities and owner's equity
Current liabilities
Accounts payable and accrued liabilities	7.3	29,441	26,491	—
Income and other taxes payable		31,870	12,194	—
Current portion of long-term debt	7.5, 8	7,547	5,921	—
Current derivative financial liabilities	8	78	—	—

		68,936	44,606	—

Non-current liabilities
Provisions	7.4	4,421	4,418	—
Long-term debt	7.5, 8	140,116	190,828	—
Deferred income tax liabilities	7.6	33,690	38,275	—

		178,227	233,521	—

		247,163	278,127	—

Owner's equity
Total equity	7.7	105,941	66,244	25

		105,941	66,244	25

		353,104	344,371	25

Triple C Holding GmbH

Consolidated Statements of Changes in Owner's Equity

		Common equity
		Equity contributed			Accumulated other comprehensive income
(in € thousands)	Note	Share capital	Capital reserve	Retained earnings	Foreign currency translation	Total
Balance as at January 1, 2018 (Previous GAAP)		25	—	—	—	25
Adjustment on initial application of IFRS		—	—	—	—	—

Balance as at January 1, 2018 (IFRS)		25	—	—	—	25

Net income	7.7	—	—	14,102	—	14,102
Other comprehensive income		—	—	—	(802)	(802)
Capital contributions	7.7	75	52,844	—	—	52,919

Balance as at December 31, 2018		100	52,844	14,102	(802)	66,244

Balance as at January 1, 2019		100	52,844	14,102	(802)	66,244

Net income	7.7	—	—	39,961	—	39,961
Other comprehensive income		—	—	—	(264)	(264)

Balance as at December 31, 2019		100	52,844	54,063	(1,066)	105,941

Triple C Holding GmbH

Consolidated Statements of Cash Flows

(in € thousands)	Note	2019	2018
Operating Activities
Net income		39,961	14,102
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7.1, 7.2	27,380	25,085
Deferred income taxes	6.5	(4,583)	(4,035)
Interest income/expense	6.4	7,088	13,946
Other		(339)	(201)
Net change in non-cash operating working capital		18,385	(1,908)
Interest received	6.4	4	3

Cash provided by operating activities		87,896	46,992

Investing Activities
Cash payments for acquisitions, net	5	—	(113,394)
Payments for acquisitions of property, plant and equipment and intangible assets	7.1, 7.2	(6,177)	(10,037)
Proceedings from disposals of property, plant and equipment and intangible assets	7.1, 7.2	12	26
Other investing activities	7.8	29	(2,425)

Cash used by investing activities		(6,136)	(125,830)

Financing Activities
Repayment of long-term debt	7.5	(43,713)	(106,205)
Proceeds from long-term debt		—	168,713
Capital contributions		—	52,919
Payment of lease liabilities	7.1, 7.6	(5,643)	(3,291)
Interest paid		(8,785)	(18,000)

Cash (used) provided by financing activities		(58,141)	94,136

Cash Position
Increase in cash and cash equivalents		23,619	15,298
Cash and cash equivalents, beginning of period	8.1	15,323	25

Cash and cash equivalents, end of period	8.1	38,942	15,323

Supplemental Disclosure of Operating Cash Flows
Income taxes paid, net		(24,808)	(12,159)

Triple C Holding GmbH

Notes to Consolidated Financial Statements

1. Basis of preparation

1.1.
General information

        Triple C Holding GmbH (hereafter "Triple C" or the "Company") was founded in Berlin in October 2017 and entered in the commercial register under the number HRB 194184 B at Charlottenburg Local Court. The Company maintains its registered office at Stralauer Allee 2B, 10245 Berlin.

        On January 8, 2018, Triple C acquired the Competence Call Center Group hereafter "CCC-Group". Prior to that acquisition Triple C had no operations.

        Triple C and its controlled subsidiaries (hereafter the "Group") is a large provider of call center services as well as business process optimization (BPO) for the European Market where complete business processes from the customers are taken over by the company. Triple C offers internationally distinguished call center solutions, supporting clients in customer acquisition in the business-to-customer and business-to-business area for pre and after sales, as well as developing digitalization solutions.

        As at reporting date December 31, 2019, Triple C's immediate parent and ultimate parent were Triple C Holding SARL, located in Luxemburg, and Ardian Holding, located in France, respectively. As at date of issue of these financial statements, the immediate parent and ultimate parent of Triple C are TELUS International Germany GmbH, located in Germany, and TELUS Corporation, located in Canada, respectively.

1.2.
Basis of preparation

        The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), taking into account the interpretations of the International Financial Reporting Standards Interpretations Committee. As this is Triple C's first set of IFRS financial statements, IFRS 1 First Time Adoption of IFRS is applicable. Refer to Note 2 for details regarding the Company's application of IFRS 1, including the use of allowed exemptions and exceptions.

        All intercompany transactions are eliminated during the preparation of the consolidated financial statements.

        The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The consolidated financial statements are presented in Euro ("€"), which is the Group's functional currency. All values are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

        The consolidated financial statements are prepared under the assumption that the business will continue as a going concern.

        The date of authorization for issue of these consolidated financial statements for each of the years ended December 31, 2019 and 2018 is November 30, 2020.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

2. First time adoption to IFRS

2.1.
First time adoption

        The Group adopted IFRS effective January 1, 2018 and prepared its consolidated financial statements in accordance with IFRS for the first time applicable as at December 31, 2019 together with comparative period data for year ended December 31, 2018. Prior to adopting IFRS, the Group prepared financial statements in accordance with local German GAAP ("HGB").

        The application of IFRS 1 requires that the Group adopts accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS financial statements. IFRS 1 allows first-time adopters certain exemptions from the full retrospective application of the requirements under IFRS. All relevant mandatory exemptions have been applied in full.

        The Group has applied the following exemptions:

        Leases: The assessment whether a contract existing at the date of transition to IFRS contains a lease will be made on the basis of facts and circumstances existing at that date (according to IFRS 1.D9). The lease liabilities will be measured at the present value of the remaining lease payments, discounted using the lessee's incremental borrowing rate at the date of transition to IFRSs and the right-of-use asset for all leases will be measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the consolidated statements of financial position immediately before the date of transition to IFRSs according to IFRS 1.D9B(b)(ii).

        Triple C, a company owned by third parties outside of CCC-Group, acquired 100% of the shares of CCC-Group on January 8, 2018. Therefore, an acquirer shall measure the lease liability at the present value of the remaining lease payments (as defined in IFRS 16) as if the acquired lease were a new lease at the acquisition date (IFRS 3.28B). For simplification reasons, the transition date, i.e., the first-time application date of IFRS 16 determined to be January 1, 2018 considering that the acquisition accounting is also carried out based on CCC-Group's January 1, 2018 financial statements. Therefore, the accounting of all the contracts started before January 1, 2018 commence on January 1, 2018 and for the contracts started after January 1, 2018, their original starting dates are determined to be the first adoption date of IFRS 16.

        No right-of-use asset and lease liabilities were recognized for leases with a remaining lease term of less than 12 months as at the date of transition to IFRSs and instead they are accounted for as if they were short-term leases (IFRS 1.D9D(b)). Moreover, hindsight will be used to determine the lease term (IFRS 1.D9D(e)).

        The transition from HGB to IFRS resulted in changes in accounting policies that affected the financial position and financial performance as follows:

        As at January 1, 2018, there were no GAAP differences between HGB and IFRS as issued by the IASB.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

2. First time adoption to IFRS (Continued)

        CCC Group's financial statements were converted to IFRS for the first time in the scope of IFRS 3 as at January 8, 2018, as the balance sheet of the acquired company. Therefore; IFRS 1 impacts regarding the following differences between HGB and IFRS have been identified:

a.
Reclassification of restricted cash to financial assets

        According to International Accounting Standards ("IAS") 7, cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition (IAS 7.7). As at December 31, 2018, the maturity of the restricted cash, as detailed in Note 7.8, has longer maturity term than three months. Therefore, €1,560 thousand and €865 thousand were reclassified to current financial assets and non-current financial assets, respectively.

b.
Financial instruments—trade receivables

        Under HGB, trade receivables were impaired only in case of objective evidences of impairment, while under IFRS 9, an expected credit loss model is applied to all trade receivables. Under IFRS 9 the expected losses are recognized as loss provision with effect to profit or loss. This adjustment resulted in a net decrease of equity of €25 thousand as at December 31, 2018.

c.
Financial instruments—long-term debt

        Under HGB, financial liabilities are recognized at their repayment amount with transaction costs directly expensed off. Under IFRS, financial liabilities are recognized at their fair value minus transaction costs that have to be amortized by applying the effective interest rate method. Furthermore, any changes in the estimated cash flows underlying the effective interest rate method have to be accounted for as adjustment in carrying amount with effect to profit or loss. This affected the long-term debt as well as the shareholder loans.

        As at December 31, 2018, the Group's long-term debt amount was adjusted by €4,051 thousand and decreased to €164,662 thousand. As the transition to IFRS had a decreasing impact on long-term debt, finance expense decreased which resulted in a net increase in equity by an amount of €2,757 thousand.

d.
Goodwill, Customer Relations and Brands

        As a result of the acquisition of CCC-Group, as detailed in Note 5, goodwill in the amount of €86,947 thousand, customer relations in the amount of €141,295 thousand and brands in the amount of €15,037 thousand representing the fair value as at the transition date were assumed. In addition, the corresponding deferred tax liability was adjusted to €43,614 thousand. Overall, the transition to IFRS resulted in a net increase in intangible assets and goodwill of €45,432 thousand, a net increase in deferred tax liabilities of €34,763 thousand, and a net increase in equity of €7,552 thousand as at December 31, 2018.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

2. First time adoption to IFRS (Continued)

e.
Leases

        The application of IFRS 16, resulted in a separate recognition and presentation of the right-of-use assets for identified leases and corresponding lease liability for the expected future lease payments. Expenses for rent of office spaces as well as expenses related to other lease contracts were presented in the statement of profit or loss under goods and services purchased under HGB. Under IFRS 16, the depreciation on right-of-use asset is presented within the profit or loss statement in depreciation and amortization, while the interest expense of lease liability is presented within finance expense. The transition resulted in €29,830 thousand right-of-use assets and €32,087 thousand lease liabilities on balance sheet and a net decrease of €1,711 thousand in equity as at December 31, 2018.

f.
Income taxes and other taxes

        The impact of this adjustment resulted in a decrease in equity in the amount of €214 thousand as at December 31, 2018. This adjustment is related to the difference between HGB and IFRS as a result of the application of IAS 12.

g.
Deferred taxes

        Deferred tax assets and liabilities include adjustments related to temporary differences and are mainly resulted from customer relations and brands as detailed in section "c" of this note.

h.
Reclassification of transaction costs

        The amount includes reclassification of €4,027 thousand from Goods and services purchased account to Other operating expense account.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

2. First time adoption to IFRS (Continued)

2.2.
HGB—IFRS reconciliation as at January 1, 2018 and December 31, 2018

        Statement of financial position reconciliation from HGB to IFRS as at January 1, 2018 and December 31, 2018 are as follows:

(in € thousands)	Note	Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS
		As at December 31, 2018			As at January 1, 2018
Assets
Current assets
Cash and cash equivalents	a	17,748	(2,425)	15,323	25	—	25
Accounts receivables and other receivables	b	53,715	(284)	53,431	—	—	—
Income taxes receivable		216	—	216	—	—	—
Current financial assets	a	—	1,560	1,560	—	—	—
Prepaid expenses		456	—	456	—	—	—
Derivative assets			—	—	—	—	—

		72,135	(1,149)	70,986	25	—	25

Non-current assets
Property, plant and equipment, net	e	12,708	29,830	42,538	—	—	—
Intangible assets, net	d	149,105	(7,415)	141,690	—	—	—
Goodwill	d	34,100	52,847	86,947	—	—	—
Other long-term assets		1,345	—	1,345	—	—	—
Non-current financial assets	a	—	865	865	—		—
Deferred income tax assets	g	472	(472)	—	—	—	—

		197,730	75,655	273,385	—	—	—

		269,865	74,506	344,371	25	—	25

Liabilities and owner's equity
Current liabilities
Accounts payable and accrued liabilities		26,491	—	26,491	—	—	—
Income and other taxes payable	f	11,803	391	12,194	—	—	—
Advance billings and customer deposits		—	—	—	—	—	—
Provisions		—	—	—	—	—	—
Current portion of long-term debt	c,e	13,713	(7,792)	5,921	—	—	—
Current derivative liabilities		—	—	—	—	—	—

		52,007	(7,401)	44,606	—	—	—

Non-current liabilities
Provisions		—	4,418	4,418	—	—	—
Long-term debt	c,e	155,000	35,828	190,828	—	—	—
Other long-term liabilities		—	—	—	—	—	—
Deferred income taxes	g	4,973	33,302	38,275	—	—	—

		159,973	73,548	233,521	—	—	—

		211,980	66,147	278,127	—	—	—

Owner's equity
Total equity		57,885	8,359	66,244	25	—	25

		57,885	8,359	66,244	25	—	25

		269,865	74,506	344,371	25	—	25

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

2. First time adoption to IFRS (Continued)

        Statement of income and other comprehensive income reconciliation from HGB to IFRS for the year ended December 31, 2018 is as follows:

		Year ended December 31, 2018
(in € thousands)	Note	Previous GAAP	Effect of transition to IFRS	IFRS
Operating Revenues
Revenues arising from contracts with customers		238,821	—	238,821
Other operating income		3,724	—	3,724

		242,545	—	242,545

Operating Expenses
Goods and services purchased	e,h	(30,550)	8,276	(22,274)
Employee benefit expense		(153,434)	—	(153,434)
Depreciation	e	(3,036)	(5,821)	(8,857)
Amortization of intangible assets	d	(20,039)	3,811	(16,228)
Other operating expenses	b,h	(1,515)	(4,064)	(5,579)

		(208,574)	2,202	(206,372)

Operating Income		33,971	2,202	36,173
Financial income	c	3	253	256
Financial expenses	c,e	(17,254)	3,052	(14,202)

Income Before Income Taxes		16,720	5,507	22,227
Taxes on income	f,g	(10,977)	2,852	(8,125)

Net Income(*)		5,743	8,359	14,102

Other Comprehensive Income
Items that may subsequently be reclassified to income
Foreign currency translation adjustment arising from translating financial statements of foreign operations		—	(802)	(802)

		—	(802)	(802)

Total Comprehensive Income(*)		5,743	7,557	13,300

(*)
Attributable in full to owner of the Company.

3. Summary of significant accounting policies

3.1.
Basis of consolidation

        The Group's consolidated financial statements include accounts of Triple C, the ultimate parent company within the Group and the accounts of all subsidiaries. In total, 21 subsidiaries are included in the scope of consolidation in as at December 31, 2019 (December 31, 2018: 21 subsidiaries).

3.2.  Use of estimates and judgements

        The preparation of financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Information about estimates assumptions and estimation uncertainties at December 31, 2019 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year is included in the following notes:

        Note 3.5 and 7.2—goodwill and customer relations relating to key assumptions terminal growth rate and discount rate

        Note 3.10 and 7.5—leases relating to lease term determinations considering renewal options

3.3.  Financial instruments—initial recognition and subsequent measurement

        A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

        The group initially recognizes financial instruments when it becomes party to the instrument. In case of regular way purchases or sales of financial assets the group applies settlement date accounting.

        All financial instruments are initially measured at fair value plus or minus, in the case of financial instruments not at fair value through profit or loss, transaction costs that are directly attributable to their acquisition or issue.

        Hedge Accounting according to IFRS 9 is not applied by the Group.

Financial assets

Classification

        For purposes of subsequent measurement, financial assets are classified, at initial recognition, into four categories:

  •
  Financial assets at fair value through OCI with item that may subsequently be reclassified to income (debt instruments)

  •
  Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

  •
  Financial assets at fair value through profit or loss

  •
  Financial assets at amortized cost (debt instruments)

        Depending on the substance of the contractual arrangement financial assets represent debt instruments or equity instruments according to IAS 32.

        The classification of financial assets at initial recognition, representing debt instruments, depends on the financial asset's contractual cash flow characteristics and the Group's business model for managing them. With the exception of account receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Account receivables that do not

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price as disclosed in Note 3.4. Revenue from contracts with customers.

        In order for a financial asset, representing a debt instrument, to be classified and measured at amortised cost or fair value through OCI (with recycling), it needs to give rise to cash flows that are "solely payments of principal and interest (SPPI)" on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

        The Group's business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortised cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI (with recycling) are held within a business model with the objective of both holding to collect contractual cash flows and selling.

        Financial assets, representing debt instruments, not meeting the conditions mentioned above are classified and measured at fair value through profit or loss.

Financial assets at amortised cost

        Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

        The Group's financial assets at amortised cost includes cash and cash equivalents and account receivables.

Financial assets at fair value through profit or loss (debt and equity instruments)

        Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the statement of profit or loss. This category includes derivative instruments and listed equity investments which the Group had not irrevocably elected to classify at fair value through OCI.

        The Group's financial assets at fair value through profit or loss are derivative financial assets.

Financial assets at fair value through OCI with recycling (debt instruments)

        For debt instruments at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

        The Group does not hold any financial assets at fair value through OCI (debt instruments).

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

Financial assets designated at fair value through OCI with no recycling (equity instruments)

        Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at fair value through OCI when they meet the definition of equity under IAS 32 Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

        Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognised as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at fair value through OCI are not subject to impairment assessment.

        The Group does not hold any financial assets at fair value through OCI (equity instruments).

        A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at fair value through profit or loss. Embedded derivatives are measured at fair value with changes in fair value recognised in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the fair value through profit or loss category.

Derecognition

        A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognised (i.e., removed from the Group's consolidated statement of financial position) when:

  •
  The rights to receive cash flows from the asset have expired.

        or

  •
  The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a 'pass-through' arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Impairment

        The Group recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

        The general impairment methodology follows a three-stage approach based on the change in credit quality of financial assets since initial recognition (general approach). At initial recognition, debt

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

instruments are assumed to have a low credit risk, for which a loss allowance is recognized that results from default events that are possible within the next 12-months (Stage 1; 12-months ECL). The Group considers a debt security to have low credit risk when its credit risk rating is equivalent to the globally understood definition of 'investment grade. When there has been a significant increase in credit risk, the loss allowance is measured using lifetime ECL (Stage 2). If there is objective evidence of impairment (Stage 3), Group also accounts for lifetime ECL and recognizes an impairment.

        For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL). The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition. If the internal risk management and control systems do not indicate a significant increase in credit risk any earlier, the rebuttable presumption is that a significant increase in credit risk has occurred when payments are more than 30 days overdue. The Group considers the probability of default and continually monitors the development of the credit risk in each reporting period, considering all reasonable and supportable information and forecasts.

        The Group considers that there is an objective evidence of impairment if any of the following indicators are present: significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization or default or delinquency in payments.

        For trade receivables, the Group applies a simplified approach in calculating ECLs. The trade receivables are aggregated to determine expected credit losses based on similar risk characteristics. When applying the simplified approach, the Group does not track changes in credit risk, but instead recognises a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

        The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows. When derecognizing financial assets, the Company continues to undertake enforcement measures to attempt to collect the receivables due.

Financial Liabilities

Classification

        The Group's financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial liabilities.

        For purposes of subsequent measurement, financial liabilities are classified in two measurement categories at initial recognition:

  •
  Financial liabilities at fair value through profit or loss

  •
  Financial liabilities at amortized cost

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

Financial liabilities at fair value through profit or loss

        Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

        Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

        Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria according to IFRS 9 are satisfied.

        Gains or losses on financial liabilities at fair value through profit and loss are recognised in the statement of profit or loss.

        The Group has classified derivative instruments as financial liability as at fair value through profit or loss and does not have designated financial liabilities at fair value through profit or loss.

Financial liabilities at amortized cost

        This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the Effective Interest Rate ("EIR") method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

        Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit or loss.

        This category generally applies to trade and other payables, loans and borrowings including bank overdrafts.

Derecognition

        A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in the statement of profit or loss.

        Non-substantial modifications impact profit and loss only to the extent that an interest rate differential is recognized.

Offsetting of financial instruments

        Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

3.4.  Revenue from contracts with customers

General

        Triple C generates its sales revenues exclusively with the provisions of services such as call center and BPO services. These services are divided into four groups—inbound, outbound, training and support. Whereas just inbound and outbound are material.

        If the end customer calls the Triple C call center, inbound revenues are generated. If Triple C calls its customer's customer outbound revenues are generated.

        The rendered services for both revenue streams are similar, and comprise activities as follows:

  •
  General customer support for a variety of companies

  •
  Technical support

  •
  Sales services, e.g. booking of flights or telecommunication contracts

  •
  After-sales services such as customer support for product returns

        All revenues of the Group qualify as contracts with customers and fall in the scope of IFRS 15. All revenues are accounted for over time for all revenue streams. For measuring the amount that can be invoiced, Triple C uses the output method. The output in this case are the service hours rendered towards the client. The Group has a right to consideration from the customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date, therefore; the entity recognizes revenues in the amount to which it has a right to invoice. (IFRS 15.B16). The Group considers whether there are other commitments in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. The Group assesses all promised goods and services and identifies performance obligations at contract inception. Contracts with customers include a single performance obligation, i.e. the sale of call center services. In determining the transaction price for the sale of call center services, the Group considers the effects of variable consideration and the existence of consideration payable to the customer (if any).

        Triple C's contracts with customers do not have a significant financing component. Payments are typically due within 30 to 45 days from the billing date. Billings are typically rendered on a monthly basis.

        The Group's revenues are recorded net of any value-added and/or sales taxes billed to the customer concurrent with a revenue-generating transaction.

        The Group uses the following revenue accounting practical expedients provided for in IFRS 15, Revenue from Contracts with Customers:

  •
  No adjustment of the contracted amount of consideration for the effects of financing components when, at the inception of a contract, it is expected that that the effect of the financing component is not significant at the individual contract level.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

  •
  No deferral of contract acquisition costs when the amortization period for such costs would be one year or less.

  •
  When estimating minimum transaction prices allocated to any remaining unfulfilled, or partially unfulfilled, performance obligations, exclusion of amounts arising from contracts originally expected to have a duration of one year or less, as well as amounts arising from contracts under which Triple C may recognize and bill revenue in an amount that corresponds directly with their completed performance obligations. As Triple C recognizes its revenues applying IFRS 15.B16, the disclosure requirement according to IFRS 15.120 does not apply (ref. IFRS 15.121(b).

Variable consideration

        If the consideration in a contract includes a variable amount, the Group estimates the amount of consideration to which it will be entitled in exchange for providing the service to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

3.5.  Business combinations

        The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition generally is measured at fair value, as are the identifiable net assets acquired. A positive difference between the difference of acquisition costs, including the fair value of the non-controlling interests and the asset and liabilities acquired, is accounted for as Goodwill. A negative difference is recognized directly in the statement of income after it has been reviewed again. Any Goodwill that arises is tested annually for impairment. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

3.6.  Depreciation, amortization and impairment

Depreciation and amortization

        Property, plant and equipment (including right-of-use lease assets) are depreciated on a straight-line basis over their estimated useful lives (shorter of estimated useful life and lease terms for right-of-use lease assets). Depreciation includes amortization of leasehold improvements. Leasehold improvements are normally amortized over the lesser of their expected average useful life or the term of the lease.

        Estimated useful lives for property, plant and equipment and right-of-use lease assets subject to depreciation are as follows:

Estimated useful lifes
Buildings and leasehold improvements	5 to 10 years
Operating equipment	3 to 8 years
Right of Use asset	1 to 11 years

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

        Intangible assets with finite lives (intangible assets subject to amortization) are amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually and adjusted as appropriate.

        Estimated useful lives for intangible assets subject to amortization are as follows:

Estimated useful lifes
Software	3 years
Brands	10 years
Customer relationships	10 years

        The useful life used to amortize intangible assets relates to the future performance of the assets acquired and management's judgement of the period over which economic benefit will be derived from the asset. The estimated useful life of customer relationships, the most significant class of intangible assets, principally reflects management's view of the average economic life of the customer base. Management assumes the Group's customer relations with its customers to last about 10 years on average based on their historical experience. Changes to the estimated useful life of customer relationships might have a significant effect on the carrying amount of the asset.

Impairment of non-financial assets

        The carrying amounts of the Group's non-financial assets are reviewed for impairment as at each consolidated statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit ("CGU") is the higher of its value in use and its fair value less cost to sell. Management uses internal and external data to forecast the key assumptions, that includes forecasted cash flows of the business, estimated discount rate and future growth rates which are based to the management's impairment assessment.

        Value in use is the present value of the future cash flows expected from the continued use of the CGU or asset in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale.

        The value in use calculation is based on a discounted cash flow ("DCF") model. The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The estimates regarding future cash flows are based on past experience with respect to this CGU, and on the Group's best possible assessments regarding the economic conditions that will exist in the future. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash inflows and outflows, the growth rate used for extrapolation purposes and profitability.

        If the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

        Impairment losses relating to goodwill cannot be reversed in future periods.

3.7.  Translation of foreign currencies

        Trade transactions completed in foreign currencies are translated into Euros at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Euros at the rate of exchange in effect at the statement of financial position date, with any resulting gain or loss recorded in the consolidated statements of income and other comprehensive income as a component of other operating income and other operating expense, as set out in Note 6.2.

        The Group has foreign subsidiaries whose functional currencies are other than Euro. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries' accounts into Euros are reported as a component of other comprehensive income.

        The Group used the following exchange rates to convert the financial statements of its subsidiaries:

	Year ended December 31, 2019		Year ended December 31, 2018
	Year-end rate	Average rate	Year-end rate	Average rate	As at January 1, 2018
Euros per Turkish Lira ("TRY")	6.6506	6.6843	6.0588	5.7077	n/a
Euros per Swiss Francs ("CHR")	1.0870	1.0854	1.1269	1.1550	n/a
Euros per Polish Zloty ("PLN")	4.2585	4.2568	4.3014	4.2615	n/a
Romanian Leu ("RON")	4.7793	4.7830	4.6635	4.6540	n/a
Convertible Mark ("BAM")	1.9558	1.9558	1.9558	1.9558	n/a

3.8.  Income taxes

        Income taxes include current income taxes as well as deferred taxes. In accordance with IAS 12, the Group uses the liability method for the accounting of income taxes.

        Following this method, current income taxes are recognized for the estimated amount the Group expects to settle with or recover from the tax authorities. This includes liabilities and/or receivables for the current period as well as for prior periods.

        Deferred taxes are recognized for temporary differences between the carrying amounts in the consolidated statement of financial position and the respective tax bases as well as for tax loss carryforwards, interest carryforwards and tax credits. Deferred tax assets are recognized to the extent that they are likely to be used in the future; either sufficient taxable temporary differences or future taxable income are probable.

        Deferred taxes are not recognized for temporary differences if the deferred taxes arise from the initial recognition of an asset or a liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit/tax loss. No deferred tax liabilities are recognized for temporary differences arising from the initial recognition of goodwill.

        A deferred tax liability is generally recognized for temporary differences associated with investments in subsidiaries, joint arrangements and associates, if the Group is able to control the timing

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

of the reversal of the temporary difference and it is probable that the temporary differences will reverse in the foreseeable future.

        Following the liability method, deferred taxes are calculated based on the income tax rates that are enacted or substantively enacted at the time when the temporary differences will reverse. The Group recognizes all relevant changes of income tax rates that affect deferred taxes in the period in which the changes are substantially enacted.

        Deferred tax assets and deferred tax liabilities are offset if the Group has a legally enforceable right to set off current tax positions and the deferred tax positions relate to income taxes levied by the same taxation authority.

        Current and deferred taxes are recognized within profit and loss unless that they arise from a transaction which is recognized outside profit and loss.

        The Group's business activities are complex, and the related domestic and foreign tax interpretations, regulations, laws and case law are constantly changing. These issues can lead to uncertain tax positions. In accordance with IFRIC 23, uncertain tax positions are accounted for if it is probable that the tax authorities will not accept the income tax treatment applied. The better forecast of the "most likely amount" and the "expected value" has to be recognized.

3.9.  Cash and cash equivalents

        Cash and cash equivalents represent cash balances at different banks and cash at hand.

        The consolidated statements of cash flow show how cash and cash equivalents held by the Group changed in the respective years. Cash flows are classified for this purpose in accordance with IAS 7 as cash flow from operating activities, investing activities and financing activities. Cash and cash equivalents for the purpose of the cash flow statement equals the amount in the consolidated statements of financial position line item.

3.10.  Property, plant and equipment; intangible assets

        Property, plant and equipment and intangible assets are recorded at historical cost. When the Group sells property, plant and/or equipment, the net book value is netted against the sale proceeds and the difference is included in the consolidated statements of income and other comprehensive income.

3.11.  Leases

        At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in IFRS 16. This is applied to all contracts that are active longer than twelve months after January 1, 2018.

        At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices i.e. lease components will be separated from non-lease components.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

Right-of-use lease assets

        The Group recognizes a right-of-use asset at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received (IFRS 16.29-33). If the lease transfers ownership of the underlying asset to the Group by the end of the lease term or if the cost of the right-of-use asset reflects that the Group will exercise a purchase option, the Group depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Group depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Lease liabilities

        The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. Since the interest rate implicit in each lease cannot be readily determined, the Group uses its incremental borrowing rate as the discount rate. The incremental borrowing rate is the interest rate that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset as the underlying lease agreement in a similar economic environment. The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased. The calculation model is based on a build-up approach which includes company-specific risk premium. Accordingly, it is assumed that the worst available rating curve shape is suitable for Triple C risk profile based on the Group's credit margin.

        Lease payments included in the measurement of the lease liability comprise the following:—fixed payments, including in-substance fixed payments;—variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;—amounts expected to be payable under a residual value guarantee; and—the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

        The Group has elected not to recognize right-of-use assets and lease liabilities for short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term. As at the respective reporting dates, Triple C did not have any leases of low-value assets.

        Judgements about lease terms are determinative of the measurement of right-of-use lease assets and their associated lease liabilities. Management's judgment in respect of lease terms for leased real estate for call center in different locations routinely includes periods covered by options to extend the lease terms, as Management is reasonably certain that such lease terms will be extended. Accordingly, for each lease contract, it was assessed whether there was a stated renewal term included in the

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

3. Summary of significant accounting policies (Continued)

contract. If the renewal option is not enforceable, the Group followed an approach that will only include renewal terms if they occur in the current year based on the existing uncertainty on long-term future renewals. In general, the Group usually signs a lease contract for approximately 3-5 year term and then only decide on renewals and renegotiation close to the end of the term, due to the competitive nature of the rental market. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term.

        In the normal course of operations, there are future non-executory cash outflows in respect of leases to which the Group is potentially exposed, and which are not included in the lease liabilities as at the reporting date.

        Lease payments are allocated between principal and finance expenses. The finance expense is recognized within the Consolidated statements of income and other comprehensive income.

3.12.  Provisions

        The Group recognizes provisions when it has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period and the increase in provision due to the passage of time is recognized as finance expenses.

3.13.  Fair value measurement

        Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date. The fair value of a liability reflects its nonperformance risk.

        Please refer to note 8.1. Additional disclosure on financial instruments.

4. Changes in accounting policies and disclosures

New standards and amendments whose application was not yet mandatory in the reporting period

        The Group did not early adopt standards and interpretations as well as amendments to existing standards and interpretations issued by the IASB which are effective for financial years beginning on or after January 1, 2020 and whose application was not yet mandatory.

        The Group does not expect any material effect from the application of any standards, amendments to standards and interpretations issued but not yet mandatory in the reporting period.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

4. Changes in accounting policies and disclosures (Continued)

        List of new or revised standards is as follows:

New or revised standards	Effective date
IFRS 4(A) Insurance Contracts—deferral of IFRS 9	January 1, 2021
IFRS 17(A) Insurance Contracts	January 1, 2023
IAS 1(A) Presentation of Financial Statements: Classification of Liabilities as Current or Non-current	January 1, 2023
IAS 1(A) and IAS 8(A) Definition of Material	January 1, 2020
IFRS 3(A) Business Combinations	January 1, 2022
IFRS 9(A), IAS 39(A) and IFRS 7(A) Interest Rate Benchmark Reform	January 1, 2020
IAS 16(A) Property, Plant and Equipment	January 1, 2022
IAS 37(A) Provisions, Contingent Liabilities and Contingent Assets	January 1, 2022
Annual Improvements 2018-2020	January 1, 2022

(A)
Amendment

5. Business combinations

Summary of acquisition

        On January 8, 2018, Triple C acquired 100% of the shares of CCC Erste Beteiligungs GmbH, the parent of CCC-Group, which primarily offers internationally distinguished call center solutions such as incoming calls, outgoing calls, e-mail communication or in written customer correspondence since 1998. The background of the acquisition was a first-time development in the market.

        The Group accounts for business combinations using the acquisition method when control is transferred to the Group.

        For the eight days ended January 8, 2018, CCC Group realized revenue of €5,234 thousand and profit of €305 thousand to the Group's results. If the acquisition had occurred on January 1, 2018, management estimates that consolidated revenue would have been €244,055 thousand, and consolidated profit for the year would have been €14,203 thousand. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2018.

Consideration transferred

        The following table summarizes the acquisition date fair value of each major class of consideration transferred.

(in € thousands)	As at January 8, 2018
Cash paid	121,574

Total purchase consideration	121,574

        The consideration transferred in the acquisition is measured at fair value, as are the identifiable net assets acquired.

        There is no contingent consideration transferred in the acquisition.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

5. Business combinations (Continued)

Acquisition-related costs

        Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The Group incurred acquisition-related costs of €4,027 thousand on legal fees and due diligence costs. These costs have been included under other operating expense under consolidated statements of income and other comprehensive income.

Identifiable assets acquired and liabilities assumed

        The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

(in € thousands)	As at January 8, 2018
Cash and cash equivalents	8,180
Accounts receivables and other receivables	29,889
Income taxes receivable	424
Prepaid expenses	360
Property, plant and equipment	29,613
Intangible assets	94
Brand	15,037
Customer relationships	141,295
Other long-term assets	274
Accounts payable and accrued liabilities	(14,631)
Income and other taxes payable	(1,321)
Current portion of long-term debt	(69,581)
Provisions	(4,163)
Long-term debt	(58,780)
Deferred income taxes	(42,063)

Net identifiable assets acquired	34,627

Goodwill	86,947

Net assets acquired	121,574

        Goodwill is tested annually for impairment. Goodwill is mainly attributable to the workforce of the acquired business. It will not be deductible for tax purposes.

Acquired receivables

        The fair value of acquired trade receivables amounted to €29,523 thousand. The gross contractual amount for trade receivables due amounted to €29,770 thousand with a credit risk related portion of €247 thousand.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

5. Business combinations (Continued)

Measurement of fair values

        The valuation techniques used for measuring the fair value of assets acquired are as follows

Acquired assets	Valuation technique
Intangible assets	Relief from Royalty Method and Multi-period excess method (MEEM): The brand-related intangible assets were valued using the relief from royalty method. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset. The customer-related intangible assets were valued using the multi-period excess method (MEEM), a method of the income approach. The principle behind this method is that the value of the intangible asset is equal to the present value of the after-tax cash flows attributable to the intangible asset only.

6. Notes to the consolidated statements of income and other comprehensive income

6.1.  Revenue from contracts with customers

Revenues

Geographical information

        Germany is the home market and accounts for the largest share of sales 59% in 2019 (2018: 66%). Spain accounts for 20% in 2019 and only the half in 2018 (10%). The remaining 21% in 2019 (2018: 24%) of total sales is divided across Switzerland, Turkey, Austria and other European countries.

	Year ended December 31,
(in € thousands)	2019	2018
Germany	188,492	157,736
Spain	63,715	24,340
Switzerland	18,139	14,923
Turkey	12,365	12,900
Austria	9,143	11,128
Other European countries(1)	24,998	17,794

Total	316,852	238,821

(1)
Comprises: Romania, Poland, Slovakia, France, Latvia and Bosnia and Herzegovina

Accounts receivables and other receivables

	As at December 31,		As at January 1,
(in € thousands)	2019	2018	2018
Trade receivables	54,794	52,458	—
Allowance for impairment losses	(667)	(395)	—

Other receivables	2,413	1,368	—

Total	56,540	53,431	—

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

6. Notes to the consolidated statements of income and other comprehensive income (Continued)

        Accounts receivables bear no interest and there are no limitations of any kind on rights of disposal. All accounts receivables are expected to be fully recovered. As at December 31, 2019 and 2018, and January 1, 2018 other receivables mainly include receivables from personnel and social security administration and value added tax receivables.

        Disclosures on credit risk of accounts and other receivable account can be found in Note 8.

6.2.  Other operating income and expense

        Details of other operating income consist of the following as at reporting periods:

	Year ended December 31,
(in € thousands)	2019	2018
Foreign exchange income	786	2,433
Other	223	1,291

Other operating income	1,009	3,724

        Details of other operating expense consist of the following as at reporting periods:

	Year ended December 31,
(in € thousands)	2019	2018
Foreign exchange losses	(886)	(1,350)
Expense from valuation of bad debt	(270)	(149)
Expense from write-off of receivables	(472)	(33)
Other operating expense	(5)	(20)
Transaction costs	—	(4,027)

Other operating expense	(1,633)	(5,579)

6.3.  Employee benefit expense

        Details of employee benefit expense consists of the following as at reporting periods:

	Year ended December 31,
(in € thousands)	2019	2018
Wages and salaries	(154,205)	(117,593)
Social security contributions	(35,028)	(23,543)
Other	(10,413)	(12,298)

Employee benefit expense	(199,646)	(153,434)

        Other employee benefit expenses consist of meal voucher expenses, vacation and severance pay accruals, employee insurance expenses and other employee benefit related expenses.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

6. Notes to the consolidated statements of income and other comprehensive income (Continued)

6.4.  Finance income and expense

        Details of financing costs consist of the following as at reporting periods:

	Year ended December 31,
(in € thousands)	2019	2018
Finance income
Interest income from current bank accounts	2	1
Other interest income	4,320	255

	4,322	256

Finance expense
Interest expense from lease liabilities	(893)	(746)
Interest expense from borrowings	(10,517)	(13,456)

	(11,410)	(14,202)

Finance expense, net	(7,088)	(13,946)

        The increase in interest income is related to the changes in cash flows due to decrease of credit margin of long-term debt that resulted in an adjustment of their carrying value.

6.5.  Income taxes

        The Group's income tax expense is as detailed below:

	Year ended December 31,
(in € thousands)	2019	2018
Current income taxes	24,808	12,159
Deferred income taxes	(4,583)	(4,034)

Income tax expense	20,225	8,125

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

6. Notes to the consolidated statements of income and other comprehensive income (Continued)

        Reconciliation of tax expense and the accounting profit multiplied by the Group's domestic tax rate for the fiscal years ended December 31, 2019 and 2018:

	Year ended December 31,
(in € thousands)	2019	2018
Income before income taxes	60,186	22,227

Expected taxes	19,220	7,098

Tax rate differences	(245)	(98)
Change in permanent differences	(58)	70
Non-deductible expenses	48	368
Tax-free income	(149)	(225)
Trade tax adjustments	357	523
Addition to non-recognized tax loss carryforward	47	49
Use of non-recognized tax loss carryforward	(13)	(835)
Prior year taxes (current tax)	1,172	1,322
Prior year taxes (deferred tax)	33	(114)
Other	(187)	(33)

Taxes on income	20,225	8,125

        For the expected tax rate, the tax rate of the parent entity of 31,94% is used and has not changed from prior year. The expected tax rate consists of 15.83% corporate income tax inclusive solidarity surcharge and 16.11% trade tax.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position

7.1.  Property, plant and equipment

	Owned assets			Right-of-use lease assets
(in € thousands)	Operating equipment	Buildings and leasehold improvements	Total	Real estate	Total
Cost
As at January 1, 2018	—	—	—	—	—
Additions	4,267	4,272	8,539	13,478	22,017
Additions arising from business acquisitions	2,640	4,800	7,440	22,173	29,613
Dispositions, retirements and other	(330)	—	(330)	—	(330)
Net foreign exchange differences	(273)	(202)	(475)	—	(475)

As at December 31, 2018	6,304	8,870	15,174	35,651	50,825

As at January 1, 2019	6,304	8,870	15,174	35,651	50,825
Additions	2,846	2,746	5,592	2,404	7,996
Dispositions, retirements and other	(182)	(471)	(653)	—	(653)
Net foreign exchange differences	(111)	(76)	(187)	—	(187)

As at December 31, 2019	8,857	11,069	19,926	38,055	57,981

Accumulated depreciation
As at January 1, 2018	—	—	—	—	—
Depreciation	1,782	1,254	3,036	5,821	8,857
Dispositions, retirements and other	(304)	—	(304)	—	(304)
Net foreign exchange differences	(185)	(81)	(266)	—	(266)

As at December 31, 2018	1,293	1,173	2,466	5,821	8,287

As at January 1, 2019	1,293	1,173	2,466	5,821	8,287
Depreciation	2,148	1,847	3,995	6,992	10,987
Dispositions, retirements and other	(179)	(468)	(647)	—	(647)
Net foreign exchange differences	(105)	6	(99)	—	(99)

As at December 31, 2019	3,157	2,558	5,715	12,813	18,528

Net book value
As at January 1, 2018	—	—	—	—	—

As at December 31, 2018	5,011	7,697	12,708	29,830	42,538

As at December 31, 2019	5,700	8,511	14,211	25,242	39,453

        As at December 31, 2019 and December 31, 2018 there were no contractual commitments for the acquisition of property, plant and equipment.

        As at December 31, 2019 bank guarantees and performance bonds given for right-of-use assets totaled €6,543 thousand (December 31, 2018: €3,718 thousand; January 1, 2018: none).

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position (Continued)

        Amounts recognized in profit or loss related to right-of-use lease assets are as follow:

	Year ended December 31,
(in € thousands)	2019	2018
Interest on lease liabilities	893	746
Expenses relating to short-term leases	1,152	1,005
Depreciation of right-of-use lease assets	6,992	5,821

Total	9,037	7,572

        Further details on lease liabilities are disclosed in Note 7.5.

7.2.  Intangible assets and Goodwill

	Intangible assets subject to amortization
(in € thousands)	Customer relationships	Brand	Software, licences and patent rights	Total	Goodwill	Total intangible assets and goodwill
Cost
As at January 1, 2018	—	—	—	—	—	—
Additions	—	—	1,498	1,498	—	1,498
Additions arising from business acquisitions	141,295	15,037	94	156,426	86,947	243,373
Dispositions, retirements and other	—	—	(670)	(670)	—	(670)
Net foreign exchange differences	—	—	(6)	(6)	—	(6)

As at December 31, 2018	141,295	15,037	916	157,248	86,947	244,195

As at January 1, 2019	141,295	15,037	916	157,248	86,947	244,195
Additions	—	—	585	585	—	585
Dispositions, retirements and other	—	—	(63)	(63)	—	(63)
Net foreign exchange differences	—	—	(6)	(6)	—	(6)

As at December 31, 2019	141,295	15,037	1,432	157,764	86,947	244,711

Accumulated amortization
As at January 1, 2018	—	—	—	—	—	—
Amortization	13,820	1,422	986	16,228	—	16,228
Dispositions, retirements and other	—		(670)	(670)	—	(670)

As at December 31, 2018	13,820	1,422	316	15,558	—	15,558

As at January 1, 2019	13,820	1,422	316	15,558	—	15,558
Amortization	14,130	1,454	809	16,393	—	16,393
Dispositions, retirements and other	—	—	(57)	(57)	—	(57)

As at December 31, 2019	27,950	2,876	1,068	31,894	—	31,894

Net book value

As at January 1, 2018	—	—	—	—	—	—

As at December 31, 2018	127,475	13,615	600	141,690	86,947	228,637

As at December 31, 2019	113,345	12,161	364	125,870	86,947	212,817

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position (Continued)

        The remaining useful life of customer relationships and brand is 8 years for each class of intangible asset.

Impairment testing of goodwill

        Triple C acquired 100% of CCC-Group on January 8, 2018 as detailed in Note 5. The goodwill resulting from this acquisition is attributable to CCC-Group's call center business and is not deductible for tax purposes.

        Triple C consists of one operating segment representing one CGU, therefore; the total carrying amount of the goodwill represents the whole Group. The recoverable amount of the CGU is determined based on the respective CGU's value in use. The key assumptions for determining the value in use are those regarding the forecasted cashflows, discount rates and growth rates. Forecasted cashflows are derived from cash inflow from projected revenues less cash costs. Management estimates revenue based on a growth of expected hours rendered to customers and market projections by 3rd party market study providers and plans cash costs accordingly. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGU. The growth rates are based on industry growth forecasts. The basis on which the CGU's recoverable amount has been determined on its value in use, estimated by using the discounted cash flow method.

        Cash flow forecasts are derived from the most recent financial budgets approved by the management for the next five years.

        The further key assumptions on which management has based its cash flow projection are shown in the table below:

	Year ended December 31,
	2019	2018
Terminal growth rate	1.0%	1.0%
Discount rate	7.4%	7.3%

        This long-term growth rates applied in the impairment assessments do not exceed the average long-term growth rate for the CGU. The discount rate applied is derived from the Group's weighted average cost of capital, which is benchmarked to externally available data. The Group did not incur any impairment losses related to goodwill during the years 2019 or 2018. In addition, the Group does not have any historical accumulated impairments related to these assets.

        Sensitivity testing was conducted as a part of the December 2018 and 2019 annual impairment test, a component of which was hypothetical changes in the future weighted average cost of capital. The test included a scenario of moderate declines in annual cash flows with all other assumptions being held constant; under this scenario, we would be able to recover the carrying values of our goodwill for the foreseeable future.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position (Continued)

7.3.  Accounts payable and accrued liabilities

        The Group's accounts payable and accrued liabilities for each of the fiscal years presented consisted of the following:

	As at December 31,		As at January 1,
(in € thousands)	2019	2018	2018
Accruals for personnel expenses	12,386	12,247	—
Other accruals	1,328	848	—

	13,714	13,095	—

Trade payables	1,444	2,444	—
Payroll liabilities	6,661	6,316	—
Liabilities from taxes	4,519	4,590	—
Other liabilities	3,103	46	—

	29,441	26,491	—

7.4.  Provisions

        The Group's provisions for each of the fiscal years presented consisted of the following:

(in € thousands)	Provisions for dismantling & removing	Tax related provisions	Total
As at January 1, 2018	—	—	—
Additions arising from business acquisitions	18	4,145	4,163
Additions	253	—	253
Interest effect	2	—	2

As at December 31, 2018	273	4,145	4,418

Interest effect	3	—	3

As at December 31, 2019	276	4,145	4,421

        Tax related provisions mainly relate to VAT and interest.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position (Continued)

7.5.  Long-term debt

        The Group's long-term debt for each of the fiscal years presented consisted of the following:

	As at December 31,		As at January 1,
(in € thousands)	2019	2018	2018
Current
Lease liabilities	7,547	5,921	—

	7,547	5,921	—

Non-current
Liabilities to a shareholder	—	13,713	—
Liabilities to banks	118,817	150,949	—
Lease liabilities	21,299	26,166	—

	140,116	190,828	—

Long-term debt	147,663	196,749	—

Liabilities to a shareholder

        Liabilities to a shareholder is related to a shareholder loan granted in the course of the purchase transaction of CCC-Group. The total amount was repaid in full in the financial year 2019 from current cash flow (Note 7.9).

Liabilities to banks

        Liabilities to banks relate to the Senior Facility Agreement ("SFA") Triple C signed with The Governor and Company of the Bank of Ireland on November 21, 2017.

        The Agreement was signed for €110,000 thousand, including an additional working capital loan in the amount of €10,000 thousand and the total amount was received in 2018 to be fully paid back on January 8, 2025. In December 2018, the loan amount was increased to €155,000 thousand. In 2019, a total amount of €30,000 thousand was repaid. The remaining balance was paid on January 31, 2020 (Note 10).

        For the claims of the Triple C under the Senior Facility Agreement concluded on November 21, 2017, the borrowers and guarantors provide the lenders with all current and future assets of the Group as collateral, subject to the usual market limitation.

        These were essentially: Pledge of the company shares to the borrowers and guarantors, pledging of cash in bank, pledging or respectively assignment of security of receivables from deliveries and services as well as pledging or respectively assignment of security of claims from insurance contracts, and intercompany loan agreements.

        If an obligor grants security over one of these pledges, it shall be free to deal with those accounts in the course of its business until a declared default has occurred.

        Additionally, in 2018, the Company paid the two loans acquired as a part of CCC-Group acquisition. The total repaid loan amount was €106,205 thousand.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position (Continued)

Lease liabilities

        Movement of lease liabilities as at reporting dates are detailed below:

	Year ended December 31,
(in € thousands)	2019	2018
Balance, beginning of period	32,087	—
Additions arising from business acquisitions	—	22,156
Additions	3,295	13,968
Interest expenses	(893)	(746)
Payments reducing lease liability	(5,643)	(3,291)

Balance, end of period	28,846	32,087

Current	7,547	5,921

Non-current	21,299	26,166

        Further details on lease liabilities are disclosed in Note 7.1.

7.6.  Deferred taxes

        The Group's deferred income tax balance for each of the fiscal years presented consisted of the following:

	As at December 31,		As at January 1,
(in € thousands)	2019	2018	2018
Deferred income tax assets
Property, plant and equipment	388	251	—
Accrued liabilities	922	500	—
Current portion of long-term debt	2,034	1,535	—
Long-term debt	5,987	7,236	—
Tax loss carryforward	898	899	—
Other	168	162	—

Total deferred income tax assets	10,397	10,583	—

Deferred income tax liabilities
Property, plant and equipment	(7,026)	(8,160)	—
Intangible assets	(35,014)	(39,374)	—
Long-term debt	(1,973)	(1,288)	—
Other	(74)	(36)	—

Total deferred income tax liabilities	(44,087)	(48,858)	—

Offsetting	(10,397)	(10,583)	—

Total deferred income tax assets, net	—	—	—

Total deferred income tax liabilities, net	(33,690)	(38,275)	—

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position (Continued)

        As at December 31, 2019, the Group had foreign tax loss carryforwards of €3,593 thousand (December 31, 2018: €3,596 thousand, January 1, 2018: €0). Deferred income tax assets on tax loss carryforwards of €898 thousand (December 31, 2018: €899 thousand, January 1, 2018: €0) were recognized.

        Deferred income tax assets exceeding deferred income tax liabilities in the amount of €51 thousand (December 31, 2018: €44 thousand, January 1, 2018: €0) for companies that generated a loss in the current or previous period were recognized as these are considered to be recoverable.

        Taxable temporary differences associated with investments in subsidiaries, branches and associates and interests in joint arrangements in the amount of €6,606 thousand (December 31, 2018: €5,592 thousand, January 1, 2018: €0) have not been recognized.

7.7.  Total equity

        Total equity consists of paid in share capital, capital reserves, other accumulated comprehensive income and net income.

        Share capital consists of 100 thousand shares with a par value of €1 each and is fully paid. (December 31, 2018: 100 thousand shares, €1 par value and; January 1, 2018: 25 thousand shares and €1 par value). The main portion of the shares is pledged under the Group's SFA loan. The capital reserve relates to shareholder contributions in connection with the acquisition of the investments in CCC Erste Beteiligungs GmbH, Berlin.For further information on the change in equity, please refer to the consolidated statements of changes in equity.

        Capital management for the Group was performed by Triple C and includes the consideration of legal requirements relating to the equity and liquidity requirements during the periods presented. Thereby the target is to continuously increase its enterprise value and safeguard a strong capital base to maintain market confidence and provide returns for shareholders and benefits for other stakeholders. The Group is not subject to any externally imposed capital requirements. The Group's total capital defined for capital management purposes is the sum of equity and cash and cash equivalents. The Group manages its operating capital structure and makes adjustments to it based on economic conditions and risks associated with its business.

7.8.  Other financial assets

        As at December 31, 2019, 2018 and January 1, 2018, there were no term deposits or bank overdrafts. On the above-mentioned reporting dates, there were bank balances at DZ Bank as at December 31, 2019: €865 thousand (as at December 31, 2018: €865 thousand; as at January 1, 2018: €0) and Erste Bank as at December 31, 2019: €1,531 thousand (as at December 31, 2018: €1,560 thousand; as at January 1, 2018: €0) which were paid in as security for bank guarantees issued. These amounts are subject to regulatory restrictions and are therefore not available for general use by the Group and were presented as current (non-current) financial assets in the statement of financial position.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

7. Notes to the consolidated statements of financial position (Continued)

7.9.  Related party transactions

Transactions and balances with related parties

        Related parties in accordance with IAS 24, Related Party Disclosures, are those legal entities, other than entities that are already included in the consolidated financial statements, and natural persons which can be significantly influenced by or are able to influence the Group.

        As at December 31, 2019, Triple C Holding SARL controls 100% of Triple C Holding GmbH and as such, it is the immediate parent company for the companies of the Group. The ultimate controlling party is Ardian Holding. As at date of issue of the financial statements, TELUS Corporation controls 100% of Triple C Holding GmbH and as such, it is the ultimate controlling party for the companies of the Group, whereas TELUS International Germany GmbH is the parent company of the entity.

        As at December 31, 2018, liabilities to a shareholder in the amount of €13,697 thousand was outstanding as a shareholder loan that was granted in the course of the purchase transaction of CCC-Group. This was repaid in full in the financial year 2019 from current cash flow.

        The main portion of the intercompany loan was pledged under the Group's SFA loan.

        Please refer to Note 10—Events after the reporting period for further related party transactions.

Transactions with key management personnel

        Executive managers working within the Group were allowed to buy in directly as Limited Partners of a so-called Partnership shareholders of legal entities holding indirect investments in Triple C and bound by a contractual agreement and therefore hold an indirect investment in Triple C.

        If and to the extent that a manager ceases his employment before the occurrence of an exit event, the executive manager grants the General Partner of the Partnership the right to purchase and acquire all of his shares. The purchase price for the leaver shares will be determined, depending on the reasons for and time of leaving, as the fair market value of the leaver shares or the cost of investment plus interest on these equity instruments.

        The transaction is classified as equity-settled according to IFRS 2. Since the executive managers had to pay the fair market value of the shares in course of the acquisition, the fair value of any quantifiable benefits is zero. Therefore, no expenses have to be recognized at any time.

        The Group's key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Group and consist of Managing Directors and Advisory Board.

        Total compensation expense for key management personnel, and the composition thereof, is as follows:

	As at December 31,
(in € thousands)	2019	2018
Short-terms benefits	5,941	862

Total	5,941	862

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management

8.1.  Additional disclosure on financial instruments

        Financial instruments are classified into the following measurement categories at the Group:

  •
  Financial assets measured at amortized cost

  •
  Financial liabilities measured at amortized cost

  •
  Derivative financial instruments measured at fair value through profit or loss

        The following table shows the carrying amounts as well as the fair value of financial assets and financial liabilities as at the reporting dates:

(in € thousands)	Carrying amount	No category in accordance to IFRS 9	Category in accordance with IFRS 9	Fair Value	Fair Value hierarchy level
As at December 31, 2019
Non-current financial assets
Other long-term assets	2,056		AC	2,056	2
Non-current financial assets	865		AC	—	—
Current financial assets
Accounts receivables and other receivables	56,540
Trade receivables	54,127		AC	—	—
Miscellaneous receivables	2,413	IAS 2/IAS 12	n/a	—	—
Current financial assets	1,531		AC	—	—
Cash and cash equivalents	38,942		AC	—	—
Non-current financial liabilities
Long term debt	140,116
Lease liabilities	21,299	IFRS 16	n/a	—	—
Liabilities to banks	118,817		FLAC	119,389	2
Current financial liabilities
Current portion of long-term debt	7,547
Lease liabilities	7,547	IFRS 16	n/a	—	—
Derivatives	78		FVPL	78	2
Accounts payable and accrued liabilities	29,441
Trade payables	1,444		FLAC	—	—
Miscellaneous other payables	27,997	Misc.	n/a	—	—

n/a = Disclosure of Fair value not necessary in according to IFRS 7.29(a) and IFRS 7.29(d).

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management (Continued)

(in € thousands)	Carrying amount	No category in accordance to IFRS 9	Category in accordance with IFRS 9	Fair Value	Fair Value hierarchy level
As at December 31, 2018
Non-current financial assets
Other long-term assets	1,345		AC	1,345	2
Non-current financial assets	865		AC	—	—
Current financial assets
Accounts receivables and other receivables	53,431
Trade receivables	52,076		AC	—	—
Miscellaneous receivables	1,355	IAS 2/IAS 12	n/a	—	—
Current financial assets	1,560		AC	—	—
Cash and cash equivalents	15,323		AC	—	—
Non-current financial liabilities
Long term debt	190,828
Lease liabilities	26,166	IFRS 16	n/a	—	—
Liabilities to banks	150,965		FLAC	152,255	2
Shareholder loan	13,698		FLAC	13,385	2
Current financial liabilities
Current portion of long-term debt	5,921
Lease liabilities	5,921	IFRS 16	n/a	—	—
Accounts payable and accrued liabilities	26,491
Trade payables	2,444		FLAC	—	—
Miscellaneous other payables	24,047	Misc.	n/a	—	—

n/a = Disclosure of Fair value not necessary in according to IFRS 7.29(a) and IFRS 7.29(d).

(in € thousands)	Carrying amount	No category in accordance to IFRS 9	Category in accordance with IFRS 9	Fair Value	Fair Value hierarchy level
As at January 1, 2018
Current financial assets
Cash and cash equivalents	25		AC	n/a	n/a

        The main portion of cash in bank is pledged under the Group's SFA loan.

        The carrying amounts of each of the measurement categories listed above and defined by IFRS 9 as at reporting dates were as follows:

	As at December 31,		As at January 1,
(in € thousands)	2019	2018	2018
Financial assets measured at amortized cost (AC)	83,608	71,169	25
Financial liabilities measured at amortized cost (FLAC)	120,261	167,106	—
Financial assets and liabilities measured at fair value through profit or loss (FVPL)	78	—	—

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management (Continued)

        The Group measures the fair value of the financial instruments based on the fair value hierarchy according to IFRS 13 reflecting the significance of the inputs used in making the measurement:

Level 1:	Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
Level 2:
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The fair value of financial instruments in Level 2 are based on valuation techniques using observable inputs, either directly (i.e., as prices) or indirectly (i.e., derived from prices) at the measurement date.
Level 3:	Level 3 inputs are unobservable inputs for the asset or liability. The fair value of financial instruments in Level 3 are based on valuation techniques using significant unobservable inputs.

        The Group generally uses the discounted cash flow model as the valuation technique to determine the fair value of financial instruments at the measurement date. The objective of the valuation technique is to arrive at a fair value measurement that reflects the price that would be received when selling the asset or paying to transfer the liability in an orderly transaction between market participants at the measurement date. Essential observable inputs used in this valuation technique include risk free interest rates (i.e. EURIBOR Rates) and foreign currency exchange rates.

        Financial assets and liabilities measured at fair value through profit and loss (including derivative financial instruments) are classified in Level 2 of the fair value hierarchy applying the discounted cash flow model as well as the Black-Scholes model to determine the fair value by using interest rate curves of the cash flow currency and foreign exchange rates.

        For non-current non-derivative financial liabilities (including Liabilities to banks and Shareholder Loans) the fair value, which is determined for disclosure purposes is classified in Level 2.

        For reasons of materiality, the fair value of current non-derivative financial assets and liabilities is generally deemed to be approximated by the carrying amount.

        The transfers between the level of the fair value hierarchy are reported at the respective reporting dates. There have been no transfers between the levels during the reporting periods.

        The book value of accounts receivable and other receivable and accounts payable and accrued liabilities equals to their fair value because of their short-term nature.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management (Continued)

Offsetting of financial assets and liabilities

        The effects of offsetting in the balance sheet and the potential financial effects of offsetting in the case of instruments are subject to legally enforceable master netting arrangements or similar agreements at reporting date were as follows:

(in € thousands)	Gross amount at recognized financial assets	Gross amount of recognized financial liabilities set off in the balance sheet	Net amount of financial assets presented in the balance sheet	Net amount
As at January 1, 2018
As at December 31, 2018
Trade receivables	52,682	(224)	52,458	52,458
Cash and cash equivalents	17,748	—	17,748	17,748

As at December 31, 2019
Trade receivables	54,859	(65)	54,794	54,794
Cash and cash equivalents	41,338	—	41,338	41,338

(in € thousands)	Gross amount at recognized financial liabilities	Gross amount of recognized financial assets set off in the balance sheet	Net amount of financial liabilities presented in the balance sheet	Net amount
As at January 1, 2018
As at December 31, 2018
Trade payables	2,444	—	2,444	2,444
Financial liabilities	164,661	—	164,661	164,661

As at December 31, 2019
Trade payables	1,444	—	1,444	1,444
Financial liabilities	118,817	—	118,817	118,817
Derivative	78	—	78	78

Net gains or losses

        The table below shows the net gains or losses of financial instruments per measurement categories as defined by IFRS 9:

	Year ended December 31,
(in € thousands)	2019	2018
Financial assets measured at amortized cost (AC)	(270)	1,389
Financial liabilities measured at amortized cost (FLAC)	(5,427)	(12,817)
Financial liabilities measured at fair value through profit or loss (FVPL)	(79)	—

        Net gains and losses arising from the category financial instruments at fair value through profit or loss are composed of the fair value measurement gains and losses on derivatives, including interest and gains and losses on currency translation.

        Net gains and losses from financial assets measured at amortized cost mainly comprise interest income and the recognition of loss allowances.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management (Continued)

        Net gains and losses from financial liabilities at amortized cost include interest income and expense calculated according to the EIR method pursuant to IFRS 9.

Total interest income and expenses

        Total interest income and expenses from financial assets and liabilities measured at amortized cost at the reporting dates were as follows:

	Year ended December 31,
(in € thousands)	2019	2018
Financial assets measured at amortized cost (AC)
Interest income	1	1
Interest expense	—	(2)
Financial liabilities measured at amortized cost (FLAC)
Gain on interest rate adjustments	4,319	255
Interest expense	(9,746)	(13,074)

8.2.  Financial risk management

        Establishment and oversight over the Group's financial risk management is the responsibility of the management. Appropriate policies to identify and analyse the risks the Group faces and controls to monitor those risks are established. The risk management policies are reviewed regularly to incorporate changes on the Group's activities and in market conditions aiming at maintaining a working control environment where everyone understands their role and responsibilities.

        The Group might be exposed to the following risks relating to financial instruments:

Market risk

        Market risk is the risk that changes in market prices–e.g. foreign exchange rates, interest rates and equity prices–will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Currency risk

        Currency risk is one major market risk factor and describes the risk of unfavorable effects on earnings and balance sheet items not denominated in the functional currency due to exchange rate movements. European subsidiaries with the functional currency EUR mainly operating in the European Union are not significantly exposed to exchange rates risks. The Group is mainly exposed to foreign exchange rate risks arising from CHF/EUR, BAM/EUR, PLN/EUR, RON/EUR and TRY/EUR.

        As at the reporting date December 31, 2019 the Group uses derivatives (such as forwards and options) to hedge the CHF/EUR exchange rate risks. All such transactions are carried out within the risk management guidelines set by the management. Hedge Accounting according to IFRS 9 is not applied by the Group. In addition, the group decided not to hedge any foreign exchange rate risk arising from BAM/EUR, PLN/EUR, RON/EUR or TRY/EUR.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management (Continued)

        Using a sensitivity analysis the effects of a 10% appreciation/ depreciation of EUR on non-derivative and derivative instruments at the reporting dates were as follows:

	Profit or loss
(in € thousands)	€ appreciation +10%	€ depreciation –10%
Year ended December 31, 2018
CHF	203	(248)
RON	99	(121)
TRY	(33)	41

Year ended December 31, 2019
CHF	233	(285)
RON	138	(169)
TRY	(39)	48

Interest risk

        Interest rate risk is a risk factor associated with interest bearing financial instruments and includes the effect of positive or negative interest rate changes on profit, cash flows or equity. Typically, those risks arise from financial liabilities and increase interest expense resulting from fluctuations in interest rates. As the financial liabilities drawn down under the Senior Facility Agreement carry variable interest rates, the group is exposed to interest rate risks. The group entered into an interest cap to hedge this exposure. The Group does not apply hedge accounting according to IFRS 9.

        Below table shows the impact of 0.5% change in the EURIBOR rate on the financial statements as at reporting dates:

	Profit or loss
(in € thousands)	Increase 50 bps	Decrease 50 bps
January 1, 2018	—	—
December 31, 2018	91	—
December 31, 2019	166	—

        Due to the embedded interest rate floor fixed at a 0.25% a change of 0.5% of a prevailing negative EURIBOR rate would lead to a decrease of the interest expenses.

Liquidity risk

        Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group's approach to managing liquidity is to ensure, as far as possible, that it will have sufficient

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management (Continued)

liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

(in € thousands)	Remaining term 1 year or less	Remaining term 1 to 5 years	Remaining term more than 5 years	Total	Carrying amount
January 1, 2018
Lease liabilities	—	—	—	—	—
Financial liabilities	—	—	—	—	—
Accounts payables	—	—	—	—	—

December 31, 2018
Lease liabilities	6,735	28,289	3,871	38,895	32,087
Financial liabilities	10,558	42,740	181,852	235,150	164,661
Accounts payables	2,444	—	—	2,444	—

December 31, 2019
Lease liabilities	8,290	21,986	1,845	32,121	28,848
Financial liabilities	6,608	60,509	90,125	157,242	118,817
Derivative financial liabilities	—	—	—	—	78
Cash inflow	8,172	184	—	8,356	—
Cash outflow	8,234	184	—	8,418	—
Accounts payables	1,444	—	—	1,444	—

Credit risk

        Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group's receivables from customers.

        Trade receivables, comparing to all other financial assets, mainly carries the risk of default. The Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the factors that may influence the credit risk of its customer base, including the default risk associated with the industry and country in which customers operates.

        The following table shows the gross carrying amounts of trade receivables based on the number of days a receivable is past due as at reporting dates

	Not credit impaired
(in € thousands)	Not overdue	Less than 31 days overdue	31 - 60 days overdue	61 - 90 days overdue	More than 90 days overdue	Credit	Total
As at January 1, 2018
Trade receivables	—	—	—	—	—	—	—

As at December 31, 2018
Trade receivables	50,429	1,573	242	11	71	132	52,458

As at December 31, 2019
Trade receivables	52,684	1,428	87	31	69	495	54,794

        The maximum credit risk is reflected by the carrying amount of the financial assets recognized in the balance sheet. Trade accounts receivables are pledged under the Group's SFA loan. The Group does not hold any material collaterals.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

8. Financial instruments and financial risk management (Continued)

        The following tables present the reconciliation of the expected credit loss allowances for trade receivables.

Loss allowance for trade receivables not credit impaired:

	Year ended December 31,
(in € thousands)	2019	2018
Balance, beginning of period	(285)	—
Change due to business acquisition	—	(245)
Change during period	34	(40)

Balance, end of period	(251)	(285)

Loss allowances for trade receivables credit impaired:

	Year ended December 31,
(in € thousands)	2019	2018
Balance, beginning of period	(111)	—
Change during period	(304)	(111)

Balance, end of period	(415)	(111)

9. Other disclosures

Contingent liabilities

        The following table presents the contingent liabilities of the Group as at each period presented:

	As at December 31,		As at January 1,
(in € thousands)	2019	2018	2018
Contingent liabilities	2,448,863	1,794,450	—

        The contingent liabilities are tax related and include income taxes for which the risks are not probable and therefore are not accounted for in accordance with IFRIC 23. The timing of any outflow is not certain for the total amount.

10. Events after the reporting period

        The Group evaluated events after the reporting period for recognition or disclosure subsequent to December 31, 2019.

        On January 31, 2020, the Group was wholly acquired by TELUS Corporation, located in Canada. As a result, the new direct shareholder and acquiring company TELUS International Germany GmbH repaid the long-term debt of €125,580 thousand on behalf of Triple C on January 31, 2020. TELUS International Germany GmbH then contributed the resulting loan receivable of €125,580 thousand into equity of Triple C.

Triple C Holding GmbH

Notes to Consolidated Financial Statements (Continued)

10. Events after the reporting period (Continued)

        Subsequently, Triple C granted several loans to TELUS International Germany GmbH with a total amount of €60,000 thousand.

        Since January 2020 a novel strain of coronavirus (COVID-19) is spreading worldwide. According to the German Council of Economic Experts, the German economy is expected to decline by 6.5% in 2020 when compared to 2019. For the Euro Zone, the German Council of Economic Experts forecasts the real gross domestic product (GDP) to decline by 8.5% in 2020. Due to the rapid pace of development and the associated high degree of uncertainty, the financial impacts can only be estimated approximately at the time of preparation of the consolidated financial statements for the year ended December 31, 2019. To date, COVID-19 has not materially impacted the Group's financial condition and results of operations and the Group does not expect such an impact in the near future, subject to further developments of COVID-19. To date, the Group was able to maintain operations, including financial reporting systems.

        No other significant events have occurred since the balance sheet date.

Artificial Intelligence Business

Condensed Combined Balance Sheets

(in thousands)

	September 30, 2020	December 31, 2019
	(unaudited)
Assets
Current Assets:
Accounts receivable, net	$20,497	$18,136
Due from parent	773	2,116
Unbilled receivables	19,215	17,208
Prepaid expenses and other current assets	1,295	236

Total Current Assets	41,780	37,696

Property and Equipment, net	297	88
Goodwill	54,004	54,004
Other Intangible Assets	33,583	36,576

Total Assets	$129,664	$128,364

Liabilities and Parent Company Equity
Current Liabilities:
Accounts payable	$7,816	$6,493
Accrued expenses and other current liabilities	15,085	12,246
Deferred revenue	589	735

Total Current Liabilities	23,490	19,474

Deferred Tax Liability	10,166	10,809
Other Liabilities	403	361

Total Liabilities	34,059	30,644

Commitments and Contingencies (Note 10)
Parent Company Equity	95,605	97,720

Total Liabilities and Parent Company Equity	$129,664	$128,364

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Condensed Combined Statements of Operations and Comprehensive Income

(unaudited)

(in thousands)

Nine months ended September 30,	2020	2019
Revenue	$178,128	$143,298
Cost of Revenue	129,134	103,908

Gross Margin	48,994	39,390

Operating Expenses:
Research and development	2,234	1
General and administrative	23,615	20,451
Sales and marketing	3,087	2,484

Total Operating Expenses	28,936	22,936

Income before Income Taxes	20,058	16,454
Provision for Income Taxes	5,907	4,759

Net Income and Comprehensive Income	$14,151	$11,695

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Condensed Combined Statements of Changes in Parent Company Equity

(unaudited)

(in thousands)

Parent Company Equity
Balance as of December 31, 2018	$98,936
Stock-based compensation	245
Net income and comprehensive income	11,695
Change in net parent investment	(14,564)

Balance as of September 30, 2019	$96,312

Balance as of December 31, 2019	$97,720
Stock-based compensation	414
Net income and comprehensive income	14,151
Change in net parent investment	(16,680)

Balance as of September 30, 2020	$95,605

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Condensed Combined Statements of Cash Flows

(unaudited)

(in thousands)

Nine months ended September 30,	2020	2019
Cash Flows from Operating Activities:
Net income and comprehensive income	$14,151	$11,695
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	414	245
Depreciation and amortization	3,175	2,993
Changes in operating assets and liabilities:
Accounts receivable, net	(2,361)	(1,225)
Due from parent	1,343	(314)
Unbilled receivables	(2,007)	(1,880)
Prepaid expenses and other current assets	(1,059)	184
Accounts payable	1,323	912
Accrued expenses and other current liabilities	2,838	1,940
Deferred revenue	(146)	856
Deferred tax liability	(643)	(798)
Other liabilities	44	9

Net Cash Provided by Operating Activities	17,072	14,617

Cash Flows from Investing Activities:
Purchases of property and equipment	(392)	(53)

Net Cash Used in Investing Activities	(392)	(53)

Cash Flows from Financing Activities:
Change in net parent investment	(16,680)	(14,564)

Net Cash Used in Financing Activities	(16,680)	(14,564)

Net Change in Cash and Cash Equivalents	—	—
Cash and Cash Equivalents at Beginning of Period	—	—

Cash and Cash Equivalents at End of Period	$—	$—

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements

(unaudited)

1. Nature of the Business and Basis of Presentation

        LBT Acquisition, Inc. and its wholly owned subsidiaries (collectively, "Lionbridge" or the "Parent") provides a comprehensive suite of globalization services to the world's largest brands. The Parent owns and operates an artificial intelligence services business unit ("AI Business", or the "Company"). The accompanying condensed combined financial statements represent, on a historical cost basis, the condensed combined assets, liabilities, revenues and expenses related to the Artificial Intelligence business unit.

        The Company's industry-leading AI services support training and optimization of machine learning, AI engines and natural language processing components including intelligent application training through scalable data creation and collection, annotation and insights, linguistic and natural language processing and specialized staffing. The Company operates in 17 countries and primarily provides services to technology companies.

        Throughout the periods covered by the condensed combined financial statements, the Company did not operate as a separate entity and stand-alone condensed combined financial statements historically have not been prepared. The Company is comprised of certain stand-alone legal entities and parts of other stand-alone legal entities for which discrete financial information is available. The accompanying condensed combined financial statements have been prepared on a "carve out" basis and are derived from the Parent's consolidated financial statements and accounting records, using the Parent's historical basis in assets and liabilities before the distribution. As a direct ownership relationship did not exist amongst all of the various business entities comprising the AI Business, the Parent's investment in the AI Business is shown in lieu of stockholder's equity in the condensed combined financial statements. The condensed combined financial statements reflect the Company's balance sheets, statements of operations and comprehensive income, changes in parent company equity and statements of cash flows in conformity with the accounting principles generally accepted in the United States of America ("GAAP").

        The Company's condensed combined balance sheets, statements of operations and comprehensive income, statements of cash flows and statement of changes in parent company equity may not be indicative of the financial condition had the Company been a separate stand-alone entity during the periods presented, nor are the results indicative of the Company's condensed combined balance sheets, statements of operations and comprehensive income, statements of cash flows and statement of equity had the Company operated as a separate, independent company during the periods presented. The condensed combined financial statements included herein do not reflect any changes that may occur in the Company's financing and operations in the future.

        The condensed combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company. The condensed combined balance sheets include the specific identification of assets and liabilities from the Parent incurred on the Company's behalf. Such assets and liabilities were identified and allocated using specific identification of AI-dedicated balances per review of the Company's balance sheet supporting documents and workpapers. The condensed combined statements of operations and comprehensive income include allocations of certain costs from the Parent incurred on the Company's behalf. Such corporate-level costs are being allocated to the Company using methods based on proportionate formulas such as revenue, headcount, and others. Such corporate costs include costs pertaining to accounting and finance, legal, human resources, information technology, insurance, marketing, tax services, professional fees, procurement services,

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

1. Nature of the Business and Basis of Presentation (Continued)

facility and other costs. The Company considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual level of expense the Company would have incurred if the AI Business had operated as a separate independent, company during the periods presented nor are these costs indicative of what the AI Business may incur in the future.

        Current and deferred income taxes and related tax expense have been determined based on the Company's stand-alone results by applying Accounting Standards Codification 740, Income Taxes ("ASC 740"), issued by the Financial Accounting Standards Board ("FASB"), as if the AI Business were a separate taxpayer, following the separate return methodology (see Note 7). The Company's portion of current income taxes payable is deemed to have been remitted to the Parent in the year the related tax expense was recorded. The AI Business's portion of current income taxes receivable is deemed to have been remitted to the Company by the Parent in the year to which the receivable applies only to the extent the Company could have recognized a refund of such taxes on a stand-alone basis under the law of the relevant taxing jurisdiction.

        The AI Business is dependent upon technologies owned by various entities within the Parent structure. Certain technologies that are legally owned by the Parent benefit the AI Business. While these condensed combined financial statements use various methods to allocate the cost of these technologies or intangible assets to the AI Business, the condensed combined financial statements of the AI Business do not purport to reflect the cost of an arm's length licensing arrangement.

        The Parent's cash and cash equivalents and debt, including debt collateralized by accounts receivable of the AI Business have not been allocated to the Company for any of the periods presented since the Company is not the legal owner of the cash nor the legal obligor of the debt.

        The Parent maintains various stock-based compensation and employee benefit plans at a corporate level. AI employees participate in those plans and a portion of the cost of those plans is included in the condensed combined financial statements. See Note 6 for a further description of the accounting for stock-based compensation.

Risks and Uncertainties

COVID-19

        On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. The Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company's financial condition and results of operations, business operations, and workforce.

        Management is taking prudent actions to reduce or defer non-essential expenses, primarily travel. In May 2020 due to economic uncertainty posed by the COVID-19 pandemic, the Company

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

1. Nature of the Business and Basis of Presentation (Continued)

implemented a modest salary reduction for any employee making over $100,000. Employees have the ability to earn the foregone salaries back based on the performance of the Company.

CARES Act

        On March 27, 2020, the President of the United States signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. The Company continues to examine the impact that the CARES Act may have on its business. Currently, the Company is unable to determine the impact that the CARES Act will have on its financial condition, results of operation, or liquidity.

2. Summary of Significant Accounting Policies

Principles of Combination

        These condensed combined financial statements present the financial position, statement of operations, Parent company equity and cash flows of the AI business. All significant balances and transactions between entities in the AI business have been eliminated for these condensed combined financial statements. All significant balances between Parent and the AI business are either included in Parent company equity in the Condensed Combined Balance Sheets or included in Due from Parent in the Condensed Combined Balance Sheet.

Use of Estimates

        The preparation of the condensed combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed combined financial statements and accompanying notes. Actual results could differ from those estimates. All revisions to accounting estimates are recognized in the year in which the estimates are revised. Significant estimates reflected in the Company's condensed combined financial statements include, but are not limited, to allocating certain operating expenses based on the Company's percentage of the Parent's annual revenue as overhead charges, valuing intangible assets and goodwill, accrued liabilities associated with compensation, goodwill and intangible asset impairment, share-based compensation and income taxes. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded.

Unaudited Interim Financial Information

        The accompanying condensed combined balance sheet as of September 30, 2020, the condensed combined statements of operations and comprehensive loss and of changes in parent company equity for the nine months ended September 30, 2020 and 2019 and the condensed combined statements of cash flows for the nine months ended September 30, 2020 and 2019 are unaudited. The unaudited interim condensed combined financial statements have been prepared on the same basis as the audited annual combined financial statements and, in the opinion of management, reflect all adjustments, which

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

include only normal recurring adjustments, necessary for the fair presentation of the Company's financial position as of September 30, 2020 and the results of its operations for the nine months ended September 30, 2020 and 2019 and its cash flows for the nine months ended September 30, 2020 and 2019. The financial data and other information disclosed in these condensed combined notes related to the nine months ended September 30, 2020 and 2019 are unaudited. The results for the nine months ended September 30, 2020 are not necessarily indicative of results to be expected for the year ending December 31, 2020, any other interim periods or any future year or period.

Fair Value Measurements

        The carrying amounts reported in the condensed combined balance sheets for accounts receivable, unbilled receivables, prepaid expenses other assets, accounts payable and accrued expenses and other current liabilities approximate their fair value because of the short-term nature of these instruments.

Net Parent Investment

        In the condensed combined balance sheets the Parent's historical net investment in the Company is presented as net parent investment in lieu of stockholders' equity. Net parent investment includes accumulated earnings after tax, net cash transfers, cumulative translation adjustment, and other property transfers to and from Parent and the AI Business. All transactions reflected in net parent investment in the accompanying condensed combined balance sheets have been considered cash receipts and payments for purposes of the condensed combined statements of cash flows and are reflected in financing activities in the accompanying condensed combined statements of cash flows.

Accounts Receivable

        Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. The Company establishes an allowance for doubtful accounts as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the receivable is no longer collectible. These losses have been immaterial to date. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on the credit risk of specific customers, past collection history, and management's evaluation of accounts receivable. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. As of September 30, 2020 and December 31, 2019, the Company determined that no allowance for doubtful accounts was required.

Concentration of Risk and Significant Customers

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of customers across different industries and geographic regions.

        As of September 30, 2020 and December 31, 2019, the Company had two customers that individually represented 10% or more of the Company's accounts receivable, net. As of September 30, 2020 and December 31, 2019, these customers represented 82.4% and 83.9% of the accounts receivable, net, respectively. For the nine months ended September 30, 2020 and 2019, the Company

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

had three customers and two customers, respectively, that individually exceeded 10% or more of the Company's revenue. For the nine months ended September 30, 2020 and 2019, these customers represented 89.1% and 82.1% of the Company's revenue, respectively.

Intercompany Receivables and Payables

        As part of the Parent's normal course of business, the Parent utilizes intercompany payables and receivables with the Company. These intercompany transactions are not supported by formal agreements. Historically, the intercompany payables and receivables have been settled one month in arrears with both cash and equity transactions and are anticipated to be similarly settled at any point in the future. Cash settlements of intercompany relationships are recorded within Due to (from) parent in the condensed combined balance sheets and net settlements of intercompany relationships are recorded within Net parent investment in the condensed combined balance sheets. As of September 30, 2020 and December 31, 2019, the Company's Due from parent were $0.8 million and $2.1 million, respectively.

Foreign Currency Translation

        The functional currency of a foreign subsidiary is generally the local currency. We translate the financial statements of foreign subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average rates for the reporting period for revenues, costs, and expenses. We record translation gains and losses in accumulated other comprehensive loss as a component of parent company equity. We record net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within other income (expense), net. Foreign currency transaction losses for the nine months ended September 30, 2020 and year ended December 31, 2019 were included as a component of net parent investment.

Unbilled Receivable

        Unbilled receivables are recognized when the Company has transferred services to the customer but where the Company is yet to establish an unconditional right to consideration. Unbilled receivables are calculated for each individual project based on the proportional delivery of services at the balance sheet date. Billing of amounts in unbilled receivables occurs according to customer-agreed payment schedules or upon completion of specified project milestones. All the Company's projects in unbilled receivables are expected to be billed and collected within one year.

Deferred Revenue

        Deferred revenue represents the Company's obligation to transfer goods or services to a customer and are recognized when a customer pays consideration or when the Company recognizes a receivable to reflect its unconditional right to consideration (whichever is earlier) before the Company has transferred the goods or services to the customer. Deferred revenue is calculated for each individual project and constitutes a performance obligation for which revenue will be recognized as services are delivered.

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment, Net

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful life of the assets at the following rates:

Assets	Estimated Useful Life
Computers and electronic equipment	2 to 7 years
Furniture and equipment	3 to 10 years
Leasehold improvements	Lesser of lease term or useful life

Intangible Assets

        Definite-lived intangible assets consist of customer relationships. Customer relationships are amortized over a straight-line basis which reflects the estimated pattern of economic benefits expected to be generated for the user of the asset.

Goodwill

        Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment annually on October 1, the first day of the fourth quarter of the fiscal year. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There is no goodwill impairment for the nine months ended September 30, 2020 or the year ended December 31, 2019.

        For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure. The AI business has a single reporting unit.

        Corporate assets and liabilities are allocated to the reporting unit based on the reporting unit's revenue, total operating expenses or operating income as a percentage of the consolidated amounts. Corporate debt and other financial liabilities that are not directly attributable to the reporting unit's operations and would not be transferred to hypothetical purchasers of the reporting units are excluded from a reporting unit's carrying amount.

        Goodwill has been allocated to the AI Business based upon its relative fair value as of January 1, 2018 when the AI Business became a reporting unit of the Parent. The fair value of a reporting unit is

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash flows, discounted at an appropriate risk-adjusted rate. The Parent uses its internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on its most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. The Parent derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the weighted average cost of capital. The Parent adjusts the discount rates for the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts. For the market approach, the Parent uses a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. The Parent assesses each valuation methodology based upon the relevance and availability of the data at the time it performs the valuation and weighs the methodologies appropriately.

Impairment of Long-Lived Assets

        The Company reviews the carrying value of property and equipment and definite-lived intangible assets for impairment whenever events and circumstances indicate the carrying value of a specific asset or asset group may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases, where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects and the effects of obsolescence, demand, competition and other economic factors. The Company did not recognize an impairment loss during the nine months ended September 30, 2020 or the year ended December 31, 2019.

Revenue Recognition

        The Company recognizes revenue in accordance with ASC 606, "Revenue Recognition". Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring data as per customer requirement. The Company has a single professional services obligation.

        AI engines and natural language processing projects are normally time and expense priced contracts, and revenue is recognized using a time and expense basis over the period of performance, primarily based on labor costs incurred to date.

        Revenue includes reimbursement of travel, out-of-pocket expenses, certain facilities and hardware costs with equivalent amounts of expense recorded in cost of revenue.

        Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds. When variable consideration is identified, the Company estimates the likelihood of the discount and reduces the transaction price by this amount. When a service level agreement is identified the Company estimates the likelihood and amount the Company will have to pay for not meeting certain acceptance criteria and reduces the transaction price by this amount and adjusts the accrual once the service level agreement is executed. Revenue will only

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

        The Company has determined that the customer obtains control of the data as the services are being performed. This is because under those contracts, the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs its professional services. If a contract is terminated by a customer, the Company is entitled to the payment for services performed to date. Therefore, revenue from these contracts and the associated costs are recognized over time i.e. before the date of delivery to the customer. The Company does not have any point in time revenue recognition.

Cost of Revenue

        Cost of revenue include employee compensation and benefits, as well as outsourcing, reimbursement of travel, out-of-pocket expenses, and certain facilities and hardware costs.

Sales and Marketing

        Sales and marketing includes third-party marketing, advertising, branding, public relations and sales expenses. Sales and marketing also includes associated employee compensation and benefits, for sales and marketing personnel as well as allocated occupancy costs and related overhead based on the Company's percentage of the Parent's annual revenue for the nine months ended September 30, 2020 and 2019.

General and Administrative

        General and administrative include employee compensation, including stock-based compensation and benefits for executive, finance, accounting, legal, business operations and other administrative personnel. In addition, general and administrative includes outside legal, tax and accounting services and allocated occupancy costs and related overhead based on the Company's percentage of the Parent's annual revenue for the nine months ended September 30, 2020 and 2019.

Research and Development Expenses

        Research and development costs include employee compensation and benefits for research and development personnel, as well as third-party contractor expenses unless capitalized as costs incurred during the application development stage of software developed for internal use. The Company expenses as incurred the costs related to research and development.

Accounting for Stock-Based Compensation

        The Parent maintains certain stock compensation plans for the benefit of certain of its officers and employees. These condensed combined financial statements include certain expenses of the Parent that were allocated to the AI Business for stock-based compensation. The stock-based compensation expense is recognized over the requisite service period, based on the grant date fair value of the awards and the number of the awards expected to be vested based on service and performance conditions, net of forfeitures. The AI Business' condensed combined balance sheets do not include any Parent outstanding equity related to these stock-based compensation programs.

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company has historically been included in the U.S. federal consolidated income tax return, multiple state income tax filings, and in other foreign income tax filings of its Parent. Accordingly, the Company was not a separate taxable entity for U.S. federal, state, and foreign income tax purposes. In addition, the Company did not have a written tax-sharing agreement with its parent. The provision for income taxes and related balance sheet accounts reflected in the accompanying carve-out financial statements are based on the separate return method that is systematic, rational, and consistent with the asset and liability approach under ASC 740 "Accounting for Income Taxes." The separate return method represents a hypothetical income tax computation assuming the Company historically operated as a stand-alone taxable entity filing separate income tax returns. Accordingly, the reported provision for income taxes and the related balance sheet account balances may not equal the amounts that would have been allocable to the Company under applicable consolidated federal, state, and foreign tax laws.

        The asset and liability approach under ASC 740 requires the recognition of deferred tax assets and liabilities for differences between the condensed combined financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to impact taxable income. In estimating future tax consequences, the Company considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded, if necessary, based on available positive and negative evidence, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

        The Company does not provide for income taxes or tax benefits on differences between financial reporting basis and tax basis of its foreign subsidiaries where such differences are reinvested and expected to continue to be indefinitely reinvested based on the ability and intent of the Company to do so. If earnings of foreign subsidiaries are not considered indefinitely reinvested, deferred U.S. income taxes, foreign income taxes, and foreign withholding taxes may have to be provided. The Company does not record deferred income taxes on the temporary difference between the book and tax basis in domestic subsidiaries where permissible. At this time, determination of the unrecognized deferred tax liabilities for temporary differences related to the Company's investment in foreign subsidiaries is not practicable.

        The Company follows the provisions of the authoritative guidance from the FASB on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that management has taken or expect to take on an income tax return. Under these provisions, the Company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes.

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the condensed combined statement of operations and comprehensive income. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company expects to adopt the guidance retrospectively at the beginning of the period of adoption, fiscal year 2021, through a cumulative-effect adjustment, and will not apply the new standard to comparative periods presented. The new standard provides a number of practical expedients. Upon adoption, the Company expects to elect all of the practical expedients available. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its condensed combined financial statements. It is anticipated that the primary impact of the adoption will be the recording of a right-of-use asset and lease liability of similar amount on the Company's condensed combined balance sheets.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other, that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in the current two-step impairment test under ASC 350. Under current guidance, if the fair value of a reporting unit is lower than its carrying amount (Step 1), an entity calculates any impairment charge by comparing the implied fair value of goodwill with its carrying amount (Step 2). The implied fair value of goodwill is calculated by deducting the current fair value of all assets and liabilities of the reporting unit from the reporting unit's fair value as determined in Step 1. Under ASU 2017-04, if a reporting unit's carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The guidance is effective for fiscal years beginning after December 15, 2020, and early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The guidance must be applied prospectively. The Company is currently evaluating the impact of its pending adoption of ASU 2017-04 on the condensed combined financial statements and do not expect a material impact on the Company's condensed combined financial statements.

        In June 2018, the FASB issued ASU 2018-07 "Compensation—Stock Compensation (Topic 718); Improvements to Nonemployee Share-Based Payment Accounting". ASU 2018-07 simplifies the accounting for share-based payments made to nonemployees so the accounting for such payments is substantially the same as those made to employees. Under this ASU, share-based awards to nonemployees will be measured at fair value on the grant date of the awards, entities will need to assess the probability of satisfying performance conditions if any are present, and awards will continue to be classified according to ASC 718 upon vesting, which eliminates the need to reassess classification upon vesting, consistent with awards granted to employees. The Company is currently evaluating the impact of its pending adoption of Topic 718 on the condensed combined financial statements and do

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

2. Summary of Significant Accounting Policies (Continued)

not expect a material impact on the Company's condensed combined financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted if financial statements have not yet been issued or have not yet been made available for issuance, but no earlier than an entity's adoption date of ASC 606. The Company is currently evaluating the impact of its pending adoption of ASU 2018-07 on the condensed combined financial statements and do not expect a material impact on the Company's condensed combined financial statements.

        In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for income taxes, including the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company does not anticipate that the adoption of ASU 2019-12 will have a material impact on its condensed combined financial statements and related disclosures.

3. Property and Equipment, Net

(In thousands)	September 30, 2020	December 31, 2019
	(unaudited)
Computer software and equipment	$2,507	$2,276
Furniture and office equipment	16	23
Leasehold improvements	175	7

	2,698	2,306
Less: Accumulated depreciation	(2,401)	(2,218)

Total	$297	$88

        Depreciation expense for the nine months ended September 30, 2020 and 2019 was $0.2 million and $0.1 million, respectively.

4. Accrued Liabilities and Other Current Liabilities

        Accrued liabilities and other current liabilities consisted of the following (in thousands):

	September 30, 2020	December 31, 2019
	(unaudited)
Accrued outsourcing	$7,186	$6,646
Accrued payroll and related costs	5,812	4.780
Accrued professional fees	1,043	513
Income taxes payable	—	15
Other accrued expenses	1,044	292

Total	$15,085	$12,246

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

5. Goodwill and Other Intangible Assets

        There were no changes to the goodwill carrying value during the nine months ended September 30, 2020 and year ended December 31, 2019.

        The table below summarizes the other intangible assets balances as of September 30, 2020 and December 31, 2019 (in thousands):

	September 30, 2020 (unaudited)			December 31, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$47,881	$(14,298)	$33,583	$47,881	$(11,305)	$36,576

        Amortization of the customer relationships asset was $3.0 million for both the nine months ended September 30, 2020 and 2019. The estimated future amortization expense is as follows (in thousands):

Fiscal years ending December 31,	Future Amortization
(unaudited)
2020 (remaining three months)	$997
2021	3,990
2022	3,990
2023	3,990
2024	3,990
Thereafter	16,626

$33,583

6. Stock-Based Compensation

        The Parent maintains a stock-based compensation program at the corporate level in which the Company's employees participate. All awards granted under the program relate to the common stock of the ultimate parent of Lionbridge. All awards granted under the plan are reflected in the financial statements of the ultimate parent of Lionbridge and not in the condensed combined statements of changes in Parent Company Equity of the Company. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have experienced as an independent, publicly traded company for the periods presented.

        The stock-based compensation expense recorded by the Company, in the periods presented, includes the expense associated with the employees historically attributable to the Company's operations and the expense associated with the allocation of stock compensation expense for corporate employees.

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

6. Stock-Based Compensation (Continued)

        The following table presents stock-based compensation expense included in the condensed combined statements of operations and comprehensive loss related to the Parent's stock-based compensation programs which are described in more detail further below (in thousands):

Nine months ended September 30,	2020	2019
	(Unaudited)
General and administrative	$331	$191
Sales and marketing	75	51
Research and development	8	3

Total Stock-Based Compensation Expense	$414	$245

7. Income Taxes

        During the nine months ended September 30, 2020, the Company recognized income tax expense of $5.9 million on income of $20.1 million, an effective tax rate of 29.4%, as compared to income tax expense of $4.8 million on income of $16.5 million, an effective tax rate of 29.1%, for the nine months ended September 30, 2019. The higher effective tax rate for the nine months ended September 30, 2020 is primarily due to geographical mix of earnings. The effective tax rate is higher than the US statutory rate of 21% for both periods primarily due to state income taxes.

8. Employee Benefit Plans

        The Company maintains an employee benefit plan qualified under Section 401(k) of the Internal Revenue Code. All U.S. employees may participate in the 401(k) plan subject to certain eligibility requirements. In addition, at the discretion of the Board of Directors, the Company may make discretionary profit-sharing contributions into the 401(k) plan for all eligible employees. During both the nine months ended September 30, 2019 and 2020, the Company made contributions totaling less than $0.1 million.

9. Related Party Transactions

        As of December 31, 2019 and September 30, 2020, the Company had $2.1 million and $0.8 million of amounts due from parent, respectively, with a related party.

10. Commitments and Contingencies

Litigation

        From time to time the Company is subject to litigation and claims in the ordinary course of business. In the opinion of management, after consultation with counsel, there are no matters currently considered to be reasonably possible of resulting in a material adverse effect on the condensed combined financial position or results of operations. Nevertheless, the Company cannot predict the impact of future developments affecting pending or future claims and lawsuits and any resolution of a claim or lawsuit.

        At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative

Artificial Intelligence Business

Notes to Condensed Combined Financial Statements (Continued)

(unaudited)

10. Commitments and Contingencies (Continued)

guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Lease Commitments

        The Company leases their facilities under various operating lease agreements.

        Aggregate minimum rental commitments under non-cancelable operating leases as of September 30, 2020 are as follows (in thousands):

Fiscal years ending December 31,	Minimum Lease Payments
(unaudited)
2020 (remaining three months)	$259
2021	641
2022	337
2023	337
2024	337
Thereafter	946

$2,857

        Rent expense under leases of facilities entered into by the Company for the nine months ended September 30, 2019 and 2020 was approximately $1.0 million and $0.7 million, respectively, and is included in general and administrative expenses in the statements of operations. Rent expense allocated from lease arrangements not directly entered into by the Company was $0.7 million and $0.8 million for the nine months ended September 30, 2019 and 2020, respectively, and is included in general and administrative expenses in the statement of operations. Payments from lease arrangements not directly entered into by the Company is not included in the table of future minimum lease payments above.

11. Subsequent Events

        The Company has evaluated subsequent events that occurred after the balance sheet date, through November 5, 2020, the date the financial statements were available to be issued.

Artificial Intelligence Business
Independent Auditor's Report

Board of Directors
LBT Acquisition, Inc.
Waltham, Massachusetts

        We have audited the accompanying combined financial statements of the Artificial Intelligence Business ("AI Business") of LBT Acquisition, Inc. ("the Company") which comprise the combined balance sheets as of December 31, 2019 and 2018, and the related combined statements of income and comprehensive income, changes in parent company equity, and cash flows for the years then ended, and the related notes to the combined financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the AI Business as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

        As discussed in Note 1, the AI Business is not a standalone entity. The combined financial statements of the AI Business reflect the assets, liabilities, revenues and expenses directly attributable to the AI Business, as well as allocations deemed reasonable by management, to present the financial position, results of operations, changes in parent company equity, and cash flows of the AI Business on a standalone basis and do not necessarily reflect the financial position, results of operations, changes in parent company equity, and cash flows of the AI Business in the future or what they would have been had the AI Business been a separate, standalone entity during the years presented. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Boston, Massachusetts

November 4, 2020

Artificial Intelligence Business

Combined Balance Sheets

(in thousands)

December 31,	2019	2018
Assets
Current Assets:
Accounts receivable, net	$18,136	$17,194
Due from parent	2,116	1,607
Unbilled receivables	17,208	12,718
Prepaid expenses and other current assets	236	296

Total Current Assets	37,696	31,815

Property and Equipment, net	88	—
Goodwill	54,004	54,004
Other Intangible Assets	36,576	40,566

Total Assets	$128,364	$126,385

Liabilities and Parent Company Equity
Current Liabilities:
Accounts payable	$6,493	$4,810
Accrued expenses and other current liabilities	12,246	9,043
Deferred revenue	735	1,376

Total Current Liabilities	19,474	15,229

Deferred Tax Liability	10,809	11,911
Other Liabilities	361	309

Total Liabilities	30,644	27,449

Commitments and Contingencies (Note 11)
Parent Company Equity	97,720	98,936

Total Liabilities and Parent Company Equity	$128,364	$126,385

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Combined Statements of Operations and Comprehensive Income

(in thousands)

Years ended December 31,	2019	2018
Revenue	$197,096	$152,244
Cost of Revenue	143,797	109,019

Gross Margin	53,299	43,225

Operating Expenses:
Research and development	23	—
General and administrative	27,025	22,160
Sales and marketing	3,122	2,749

Total Operating Expenses	30,170	24,909

Income before Income Taxes	23,129	18,316
Provision for Income Taxes	7,114	5,344

Net Income and Comprehensive Income	$16,015	$12,972

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Combined Statements of Changes in Parent Company Equity

(in thousands)

Parent Company Equity
Balance as of December 31, 2017	$96,406
Stock-based compensation	236
Net income and comprehensive income	12,972
Change in net parent investment	(10,678)

Balance as of December 31, 2018	98,936
Stock-based compensation	566
Net income and comprehensive income	16,015
Change in net parent investment	(17,797)

Balance as of December 31, 2019	$97,720

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Combined Statements of Cash Flows

(in thousands)

Years ended December 31,	2019	2018
Cash Flows from Operating Activities:
Net income and comprehensive income	$16,015	$12,972
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation	566	236
Depreciation and amortization	3,995	3,990
Changes in operating assets and liabilities:
Accounts receivable, net	(942)	(5,141)
Due from parent	(509)	864
Unbilled receivables	(4,490)	(3,262)
Prepaid expenses and other current assets	60	19
Accounts payable	1,683	302
Accrued expenses and other current liabilities	3,203	2,193
Deferred revenue	(641)	672
Deferred tax liability	(1,102)	(2,219)
Other liabilities	52	52

Net Cash Provided by Operating Activities	17,890	10,678

Cash Flows from Investing Activities:
Purchases of property and equipment	(93)	—

Net Cash Used in Investing Activities	(93)	—

Cash Flows from Financing Activities:
Change in net parent investment	(17,797)	(10,678)

Net Cash Used in Financing Activities	(17,797)	(10,678)

Net Change in Cash and Cash Equivalents	—	—
Cash and Cash Equivalents at Beginning of Year	—	—

Cash and Cash Equivalents at End of Year	$—	$—

The accompanying notes are an integral part of the combined financial statements.

Artificial Intelligence Business

Notes to Combined Financial Statements

1. Nature of the Business and Basis of Presentation

        LBT Acquisition, Inc. and its wholly owned subsidiaries (collectively, "Lionbridge" or the "Parent") provides a comprehensive suite of globalization services to the world's largest brands. The Parent owns and operates an artificial intelligence services business unit ("AI Business", or the "Company"). The accompanying combined financial statements represent, on a historical cost basis, the combined assets, liabilities, revenues and expenses related to the Artificial Intelligence business unit.

        The Company's industry-leading AI services support training and optimization of machine learning, AI engines and natural language processing components including intelligent application training through scalable data creation and collection, annotation and insights, linguistic and natural language processing and specialized staffing. The Company operates in 17 countries and primarily provides services to technology companies.

        Throughout the years covered by the combined financial statements, the Company did not operate as a separate entity and stand-alone combined financial statements historically have not been prepared. The Company is comprised of certain stand-alone legal entities and parts of other stand-alone legal entities for which discrete financial information is available. The accompanying combined financial statements have been prepared on a "carve out" basis and are derived from the Parent's consolidated financial statements and accounting records, using the Parent's historical basis in assets and liabilities before the distribution. As a direct ownership relationship did not exist amongst all of the various business entities comprising the AI Business, the Parent's investment in the AI Business is shown in lieu of stockholder's equity in the combined financial statements. The combined financial statements reflect the Company's balance sheets, statements of operations and comprehensive income, changes in parent company equity and statements of cash flows in conformity with the accounting principles generally accepted in the United States of America ("GAAP").

        The Company's combined balance sheets, statements of operations and comprehensive income, statements of cash flows and statement of changes in parent company equity may not be indicative of the financial condition had the Company been a separate stand-alone entity during the years presented, nor are the results indicative of the Company's combined balance sheets, statements of operations and comprehensive income, statements of cash flows and statement of equity had the Company operated as a separate, independent company during the years presented. The combined financial statements included herein do not reflect any changes that may occur in the Company's financing and operations in the future.

        The combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Company. The combined balance sheets include the specific identification of assets and liabilities from the Parent incurred on the Company's behalf. Such assets and liabilities were identified and allocated using specific identification of AI-dedicated balances per review of the Company's balance sheet supporting documents and workpapers. The combined statements of operations and comprehensive income include allocations of certain costs from the Parent incurred on the Company's behalf. Such corporate-level costs are being allocated to the Company using methods based on proportionate formulas such as revenue, headcount, and others. Such corporate costs include costs pertaining to accounting and finance, legal, human resources, information technology, insurance, marketing, tax services, professional fees, procurement services, facility and other costs. The Company considers the expense allocation methodology and results to be reasonable for all years presented. However, these allocations may not be indicative of the actual level of expense the Company would

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

1. Nature of the Business and Basis of Presentation (Continued)

have incurred if the AI Business had operated as a separate independent, company during the years presented nor are these costs indicative of what the AI Business may incur in the future.

        Current and deferred income taxes and related tax expense have been determined based on the Company's stand-alone results by applying Accounting Standards Codification 740, Income Taxes ("ASC 740"), issued by the Financial Accounting Standards Board ("FASB"), as if the AI Business were a separate taxpayer, following the separate return methodology (see Note 8). The Company's portion of current income taxes payable is deemed to have been remitted to the Parent in the year the related tax expense was recorded. The AI Business's portion of current income taxes receivable is deemed to have been remitted to the Company by the Parent in the year to which the receivable applies only to the extent the Company could have recognized a refund of such taxes on a stand-alone basis under the law of the relevant taxing jurisdiction.

        The AI Business is dependent upon technologies owned by various entities within the Parent structure. Certain technologies that are legally owned by the Parent benefit the AI Business. While these combined financial statements use various methods to allocate the cost of these technologies or intangible assets to the AI Business, the combined financial statements of the AI Business do not purport to reflect the cost of an arm's length licensing arrangement.

        The Parent's cash and cash equivalents and debt, including debt collateralized by accounts receivable of the AI Business have not been allocated to the Company for any of the years presented since the Company is not the legal owner of the cash nor the legal obligor of the debt.

        The Parent maintains various stock-based compensation and employee benefit plans at a corporate level. AI employees participate in those plans and a portion of the cost of those plans is included in the combined financial statements. See Note 7 for a further description of the accounting for stock-based compensation.

Risks and Uncertainties

        The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact our business. Although the Company did not see a material impact on its operations for the year ended December 31, 2019 due to the COVID-19 pandemic, the Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company's financial condition and results of operations, business operations, and workforce.

2. Summary of Significant Accounting Policies

Principles of Combination

        These combined financial statements present the financial position, statement of operations, Parent company equity and cash flows of the AI business. All significant balances and transactions between entities in the AI business have been eliminated for these combined financial statements. All significant balances between Parent and the AI business are either included in Parent company equity in the Combined Balance Sheets or included in Due from Parent in the Combined Balance Sheet.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

        The preparation of the combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates. All revisions to accounting estimates are recognized in the year in which the estimates are revised. Significant estimates reflected in the Company's combined financial statements include, but are not limited, to allocating certain operating expenses based on the Company's percentage of the Parent's annual revenue as overhead charges, valuing intangible assets and goodwill, accrued liabilities associated with compensation, goodwill and intangible asset impairment, share-based compensation and income taxes. However, if different assumptions or conditions were to prevail, the results could be materially different from the amounts recorded.

Fair Value Measurements

        The carrying amounts reported in the combined balance sheets for accounts receivable, unbilled receivables, prepaid expenses other assets, accounts payable and accrued expenses and other current liabilities approximate their fair value because of the short-term nature of these instruments.

Net Parent Investment

        In the combined balance sheets the Parent's historical net investment in the Company is presented as net parent investment in lieu of stockholders' equity. Net parent investment includes accumulated earnings after tax, net cash transfers, cumulative translation adjustment, and other property transfers to and from Parent and the AI Business. All transactions reflected in net parent investment in the accompanying combined balance sheets have been considered cash receipts and payments for purposes of the combined statements of cash flows and are reflected in financing activities in the accompanying combined statements of cash flows.

Accounts Receivable

        Accounts receivable are stated at invoice value less estimated allowances for doubtful accounts. The Company establishes an allowance for doubtful accounts as losses are estimated to have occurred through a provision for bad debts charged to earnings. Losses are charged against the allowance when management believes the receivable is no longer collectible. These losses have been immaterial to date. Subsequent recoveries, if any, are credited to the allowance. The allowance for doubtful accounts is evaluated on a regular basis by management and is based on the credit risk of specific customers, past collection history, and management's evaluation of accounts receivable. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. As of December 31, 2019 and 2018, the Company determined that no allowance for doubtful accounts was required.

Concentration of Risk and Significant Customers

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Concentrations of credit risk with respect to accounts receivable are limited due to the dispersion of customers across different industries and geographic regions.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        As of December 31, 2018 and 2019, the Company had two customers that individually represented 10% or more of the Company's accounts receivable, net. As of December 31, 2018 and 2019, these customers represented 80.1% and 84.1% of the accounts receivable, net, respectively. For the years ended December 31, 2018 and 2019, the Company had three customers and two customers, respectively, that individually exceeded 10% or more of the Company's revenue. For the years ended December 31, 2018 and 2019, these customers represented 87.7% and 80.6% of the Company's revenue, respectively.

Intercompany Receivables and Payables

        As part of the Parent's normal course of business, the Parent utilizes intercompany payables and receivables with the Company. These intercompany transactions are not supported by formal agreements. Historically, the intercompany payables and receivables have been settled one month in arrears with both cash and equity transactions and are anticipated to be similarly settled at any point in the future. Cash settlements of intercompany relationships are recorded within Due to (from) parent in the combined balance sheets and net settlements of intercompany relationships are recorded within Net parent investment in the combined balance sheets. As of December 31, 2018, and 2019, the Company's Due from parent were $1.6 million and $2.1 million, respectively.

Foreign Currency Translation

        The functional currency of a foreign subsidiary is generally the local currency. We translate the financial statements of foreign subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average rates for the reporting period for revenues, costs, and expenses. We record translation gains and losses in accumulated other comprehensive loss as a component of parent company equity. We record net foreign exchange transaction gains and losses resulting from the conversion of the transaction currency to the functional currency within other income (expense), net. Foreign currency transaction losses for the years ended December 31, 2019 and 2018 were included as a component of net parent investment.

Unbilled Receivable

        Unbilled receivables are recognized when the Company has transferred services to the customer but where the Company is yet to establish an unconditional right to consideration. Unbilled receivables are calculated for each individual project based on the proportional delivery of services at the balance sheet date. Billing of amounts in unbilled receivables occurs according to customer-agreed payment schedules or upon completion of specified project milestones. All the Company's projects in unbilled receivables are expected to be billed and collected within one year.

Deferred Revenue

        Deferred revenue represents the Company's obligation to transfer goods or services to a customer and are recognized when a customer pays consideration or when the Company recognizes a receivable to reflect its unconditional right to consideration (whichever is earlier) before the Company has transferred the goods or services to the customer. Deferred revenue is calculated for each individual project and constitutes a performance obligation for which revenue will be recognized as services are delivered.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Property and Equipment, Net

        Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight line method over the estimated useful life of the assets at the following rates:

Assets	Estimated Useful Life
Computers and electronic equipment	2 to 7 years
Furniture and equipment	3 to 10 years
Leasehold improvements	Lesser of lease term or useful life

Intangible Assets

        Definite-lived intangible assets consist of customer relationships. Customer relationships are amortized over a straight-line basis which reflects the estimated pattern of economic benefits expected to be generated for the user of the asset.

Goodwill

        Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill and intangible assets with indefinite lives are not amortized, but rather the carrying amounts of these assets are assessed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Goodwill is tested for impairment annually on October 1, the first day of the fourth quarter of the fiscal year. Goodwill impairment, if any, is determined by comparing the reporting unit's fair value to its carrying value. An impairment loss is recognized in an amount equal to the excess of the reporting unit's carrying value over its fair value, up to the amount of goodwill allocated to the reporting unit. There is no goodwill impairment for the years ended December 31, 2019 or 2018.

        For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination is assigned to one or more reporting units. A reporting unit represents an operating segment or a component within an operating segment for which discrete financial information is available and is regularly reviewed by segment management for performance assessment and resource allocation. Components of similar economic characteristics are aggregated into one reporting unit for the purpose of goodwill impairment assessment. Reporting units are identified annually and re-assessed periodically for recent acquisitions or any changes in segment reporting structure. The AI business has a single reporting unit.

        Corporate assets and liabilities are allocated to the reporting unit based on the reporting unit's revenue, total operating expenses or operating income as a percentage of the consolidated amounts. Corporate debt and other financial liabilities that are not directly attributable to the reporting unit's operations and would not be transferred to hypothetical purchasers of the reporting units are excluded from a reporting unit's carrying amount.

        Goodwill has been allocated to the AI Business based upon its relative fair value as of January 1, 2018 when the AI Business became a reporting unit of the Parent. The fair value of a reporting unit is generally determined using a combination of the income approach and the market approach. For the income approach, fair value is determined based on the present value of estimated future after-tax cash

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

flows, discounted at an appropriate risk-adjusted rate. The Parent uses its internal forecasts to estimate future after-tax cash flows and estimate the long-term growth rates based on its most recent views of the long-term outlook for each reporting unit. Actual results may differ from those assumed in our forecasts. The Parent derives its discount rates using a capital asset pricing model and analyzing published rates for industries relevant to its reporting units to estimate the weighted average cost of capital. The Parent adjusts the discount rates for the risks and uncertainty inherent in the respective businesses and in its internally developed forecasts. For the market approach, the Parent uses a valuation technique in which values are derived based on valuation multiples of comparable publicly traded companies. The Parent assesses each valuation methodology based upon the relevance and availability of the data at the time it performs the valuation and weighs the methodologies appropriately.

Impairment of Long-Lived Assets

        The Company reviews the carrying value of property and equipment and definite-lived intangible assets for impairment whenever events and circumstances indicate the carrying value of a specific asset or asset group may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases, where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects and the effects of obsolescence, demand, competition and other economic factors. The Company did not recognize an impairment loss during the years ended December 31, 2018 and 2019.

Revenue Recognition

        The Company recognizes revenue in accordance with ASC 606, "Revenue Recognition". Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring data as per customer requirement. The Company has a single professional services obligation.

        AI engines and natural language processing projects are normally time and expense priced contracts, and revenue is recognized using a time and expense basis over the period of performance, primarily based on labor costs incurred to date.

        Revenue includes reimbursement of travel, out-of-pocket expenses, certain facilities and hardware costs with equivalent amounts of expense recorded in cost of revenue.

        Variable consideration within the transaction price, if any, reflects concessions provided to the customer such as discounts, rebates and refunds. When variable consideration is identified, the Company estimates the likelihood of the discount and reduces the transaction price by this amount. When a service level agreement is identified the Company estimates the likelihood and amount the Company will have to pay for not meeting certain acceptance criteria and reduces the transaction price by this amount and adjusts the accrual once the service level agreement is executed. Revenue will only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized under the contract will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

        The Company has determined that the customer obtains control of the data as the services are being performed. This is because under those contracts, the customer simultaneously receives and consumes the benefits provided by the Company as the Company performs its professional services. If a contract is terminated by a customer, the Company is entitled to the payment for services performed to date. Therefore, revenue from these contracts and the associated costs are recognized over time i.e. before the date of delivery to the customer. The Company does not have any point in time revenue recognition.

Cost of Revenue

        Cost of revenue include employee compensation and benefits, as well as outsourcing, reimbursement of travel, out-of-pocket expenses, and certain facilities and hardware costs.

Sales and Marketing

        Sales and marketing includes third-party marketing, advertising, branding, public relations and sales expenses. Sales and marketing also includes associated employee compensation and benefits, for sales and marketing personnel as well as allocated occupancy costs and related overhead based on the Company's percentage of the Parent's annual revenue for the years ended December 31, 2018 and 2019.

General and Administrative

        General and administrative include employee compensation, including stock-based compensation and benefits for executive, finance, accounting, legal, business operations and other administrative personnel. In addition, general and administrative includes outside legal, tax and accounting services and allocated occupancy costs and related overhead based on the Company's percentage of the Parent's annual revenue for the years ended December 31, 2018 and 2019.

Research and Development Expenses

        Research and development costs include employee compensation and benefits for research and development personnel, as well as third-party contractor expenses unless capitalized as costs incurred during the application development stage of software developed for internal use. The Company expenses as incurred the costs related to research and development.

Accounting for Stock-Based Compensation

        The Parent maintains certain stock compensation plans for the benefit of certain of its officers and employees. These combined financial statements include certain expenses of the Parent that were allocated to the AI Business for stock-based compensation. The stock-based compensation expense is recognized over the requisite service period, based on the grant date fair value of the awards and the number of the awards expected to be vested based on service and performance conditions, net of forfeitures. The AI Business' combined balance sheets do not include any Parent outstanding equity related to these stock-based compensation programs.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

        The Company has historically been included in the U.S. federal consolidated income tax return, multiple state income tax filings, and in other foreign income tax filings of its Parent. Accordingly, the Company was not a separate taxable entity for U.S. federal, state, and foreign income tax purposes. In addition, the Company did not have a written tax-sharing agreement with its parent. The provision for income taxes and related balance sheet accounts reflected in the accompanying carve-out financial statements are based on the separate return method that is systematic, rational, and consistent with the asset and liability approach under ASC 740 "Accounting for Income Taxes." The separate return method represents a hypothetical income tax computation assuming the Company historically operated as a stand-alone taxable entity filing separate income tax returns. Accordingly, the reported provision for income taxes and the related balance sheet account balances may not equal the amounts that would have been allocable to the Company under applicable consolidated federal, state, and foreign tax laws.

        The asset and liability approach under ASC 740 requires the recognition of deferred tax assets and liabilities for differences between the combined financial statements and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to impact taxable income. In estimating future tax consequences, the Company considers all expected future events other than enactment of changes in tax laws or rates. A valuation allowance is recorded, if necessary, based on available positive and negative evidence, to reduce net deferred tax assets to their realizable values if management does not believe it is more likely than not that the net deferred tax assets will be realized.

        The Company does not provide for income taxes or tax benefits on differences between financial reporting basis and tax basis of its foreign subsidiaries where such differences are reinvested and expected to continue to be indefinitely reinvested based on the ability and intent of the Company to do so. If earnings of foreign subsidiaries are not considered indefinitely reinvested, deferred U.S. income taxes, foreign income taxes, and foreign withholding taxes may have to be provided. The Company does not record deferred income taxes on the temporary difference between the book and tax basis in domestic subsidiaries where permissible. At this time, determination of the unrecognized deferred tax liabilities for temporary differences related to the Company's investment in foreign subsidiaries is not practicable.

        The Company follows the provisions of the authoritative guidance from the FASB on accounting for uncertainty in income taxes. These provisions provide a comprehensive model for the recognition, measurement and disclosure in financial statements of uncertain income tax positions that management has taken or expect to take on an income tax return. Under these provisions, the Company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. Assessing an uncertain tax position begins with the initial determination of the sustainability of the position and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed. Additionally, the Company accrues interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the provision for income taxes.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") which amended the existing FASB ASC. ASU 2014-09 supersedes the revenue recognition requirements in Revenue Recognition` ("Topic 605") and establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The standard also provides guidance on the recognition of costs related to obtaining and fulfilling customer contracts. Additionally, the standard requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The new standard also requires the capitalization of costs to acquire a contract. The Company utilized a modified retrospective method of adoption, by applying the practical expedient on the completed contracts and will record any transition adjustments only for contracts not considered complete at the beginning of the earliest period presented. The adoption of ASU 2014-09 did not have a material impact on the Company's results of operations or financial position.

Recently Issued Accounting Pronouncements

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in ASU 2016-02 supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the combined statement of operations and comprehensive income. An entity may adopt the guidance either (1) retrospectively to each prior reporting period presented in the financial statements with a cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company expects to adopt the guidance retrospectively at the beginning of the period of adoption, fiscal year 2021, through a cumulative-effect adjustment, and will not apply the new standard to comparative periods presented. The new standard provides a number of practical expedients. Upon adoption, the Company expects to elect all of the practical expedients available. The Company is currently evaluating the impact of its pending adoption of ASU 2016-02 on its combined financial statements. It is anticipated that the primary impact of the adoption will be the recording of a right-of-use asset and lease liability of similar amount on the Company's combined balance sheets.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other, that simplifies the accounting for goodwill impairment for all entities by requiring impairment charges to be based on the first step in the current two-step impairment test under ASC 350. Under current guidance, if the fair value of a reporting unit is lower than its carrying amount (Step 1), an entity calculates any impairment charge by comparing the implied fair value of goodwill with its carrying amount (Step 2). The implied fair value of goodwill is calculated by deducting the current fair value of all assets and liabilities of the reporting unit from the reporting unit's fair value as determined in Step 1. Under ASU 2017-04, if a reporting unit's carrying amount exceeds its fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The guidance is effective for fiscal years beginning after

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)

December 15, 2020, and early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The guidance must be applied prospectively. The Company is currently evaluating the impact of its pending adoption of ASU 2017-04 on the combined financial statements and do not expect a material impact on the Company's combined financial statements.

        In June 2018, the FASB issued ASU 2018-07 "Compensation—Stock Compensation (Topic 718); Improvements to Nonemployee Share-Based Payment Accounting". ASU 2018-07 simplifies the accounting for share-based payments made to nonemployees so the accounting for such payments is substantially the same as those made to employees. Under this ASU, share-based awards to nonemployees will be measured at fair value on the grant date of the awards, entities will need to assess the probability of satisfying performance conditions if any are present, and awards will continue to be classified according to ASC 718 upon vesting, which eliminates the need to reassess classification upon vesting, consistent with awards granted to employees. The Company is currently evaluating the impact of its pending adoption of Topic 718 on the combined financial statements and do not expect a material impact on the Company's combined financial statements. The guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted if financial statements have not yet been issued or have not yet been made available for issuance, but no earlier than an entity's adoption date of ASC 606. The Company is currently evaluating the impact of its pending adoption of ASU 2018-07 on the combined financial statements and do not expect a material impact on the Company's combined financial statements.

        In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes ("ASU 2019-12"). ASU 2019-12 simplifies the accounting for income taxes, including the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company does not anticipate that the adoption of ASU 2019-12 will have a material impact on its combined financial statements and related disclosures.

3. Prepaid Expenses and Other Current Assets

        Prepaid expenses and other current assets consisted of the following (in thousands):

December 31,	2019	2018
Deposits	$160	$88
Deferred project costs assets	69	196
Other prepaid assets	7	12

Total	$236	$296

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

4. Property and Equipment, Net

(in thousands) December 31,	2019	2018
Computer software and equipment	$2,276	$2,213
Furniture and office equipment	23	—
Leasehold improvements	7	—

	2,306	2,213
Less: Accumulated depreciation	(2,218)	(2,213)

Total	$88	$—

        The Company did not recognize any depreciation expense for the year ended December 31, 2018. Depreciation expense was $0.1 million for the year ended December 31, 2019.

5. Accrued Liabilities and Other Current Liabilities

        Accrued liabilities and other current liabilities consisted of the following (in thousands):

December 31,	2019	2018
Accrued outsourcing	$6,646	$4,528
Accrued payroll and related costs	4,780	3,498
Accrued professional fees	513	921
Income taxes payable	15	14
Other accrued expenses	292	82

Total	$12,246	$9,043

6. Goodwill and Other Intangible Assets

        There were no changes to the goodwill carrying value during the years ended December 31, 2018 and 2019.

        The table below summarizes the other intangible assets balances as of December 31, 2018 and 2019 (in thousands):

	December 31, 2019			December 31, 2018
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$47,881	$(11,305)	$36,576	$47,881	$(7,315)	$40,566

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

6. Goodwill and Other Intangible Assets (Continued)

        Amortization of the customer relationships asset was $4.0 million for both the years ended December 31, 2018 and 2019. The estimated future amortization expense is as follows (in thousands):

Fiscal years ending December 31,	Future Amortization
2020	$3,990
2021	3,990
2022	3,990
2023	3,990
2024	3,990
Thereafter	16,626

$36,576

7. Stock-Based Compensation

        The Parent maintains a stock-based compensation program at the corporate level in which the Company's employees participate. All awards granted under the program relate to the common stock of the ultimate parent of Lionbridge. All awards granted under the plan are reflected in the financial statements of the ultimate parent of Lionbridge and not in the combined statements of changes in Parent Company Equity of the Company. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have experienced as an independent, publicly traded company for the periods presented.

        The stock-based compensation expense recorded by the Company, in the years presented, includes the expense associated with the employees historically attributable to the Company's operations and the expense associated with the allocation of stock compensation expense for corporate employees.

        The following table presents stock-based compensation expense included in the combined statements of operations and comprehensive loss related to the Parent's stock-based compensation programs which are described in more detail further below (dollars in thousands):

Years ended December 31,	2019	2018
General and administrative	$444	$208
Sales and marketing	122	28

Total Stock-Based Compensation Expense	$566	$236

8. Income Taxes

        The Company's current and deferred income tax consequences that result from operations during the current and preceding years were allocated based on the separate return method, as if the Company were a stand-alone taxpaying entity historically filing separate income tax returns. In addition, the Company does not have a tax-sharing agreement with its parent or any member of the combined financial reporting group.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

8. Income Taxes (Continued)

        The provision (benefit) for income taxes in the combined statements of operations and comprehensive income consists of the following (in thousands):

Years ended December 31,	2019	2018
Current Income Tax Provision:
Federal	$4,847	$4,552
State	2,904	2,766
Foreign	484	245

Total Current Income Tax Provision	8,235	7,563

Deferred Income Tax Benefit:
Federal	(513)	(1,362)
State	(530)	(831)
Foreign	(78)	(26)

Total Deferred Income Tax (Benefit)	(1,121)	(2,219)

Total Provision For Income Taxes	$7,114	$5,344

        No additional U.S. income taxes or foreign withholding taxes have been provided for any additional outside basis differences inherent in the Company's foreign entities as these amounts continue to be indefinitely reinvested in foreign operations based on management's current intentions. Determining the amount of unrecognized deferred tax liability related to any remaining undistributed foreign earnings is not practicable.

        The significant components driving the difference between the statutory rate of 21% and the actual tax rate is primarily due to state taxes. In addition, the Company's provision for income taxes and the effective income tax rate are impacted by the mix of domestic and foreign income (loss) before income taxes.

        The combined deferred tax (liabilities) assets of the Company were as follows (in thousands):

December 31,	2019	2018
Deferred Tax Assets:
Foreign net operating loss carryforwards	84	6
Reserves and accruals	80	168
Unrealized foreign exchange (gain) loss	14	41
Other	2	2

Total Deferred Tax Assets	180	217
Valuation allowance	(1)	(2)

Total Deferred Tax Assets, Net of Valuation Allowance	179	215

Deferred Tax Liabilities:
Amortization and depreciation of long-lived assets	(10,978)	(12,157)
Deferred revenue	(10)	31

Total Deferred Tax Liabilities	(10,988)	(12,126)

Net Deferred Tax Liabilities	$(10,809)	$(11,911)

        Deferred tax assets (liabilities) as of December 31, 2019 and 2018 relate primarily to temporary differences arising from fair value adjustments recorded in connection with the 2017 Merger with an affiliate of H.I.G. Capital, determined on an allocation method based on the carved-out balance sheet.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

8. Income Taxes (Continued)

The fair value adjustments related to the 2017 merger are not deductible for income tax purposes and will result in an increase in the Company's current tax liability in the periods the assets are recovered for financial statements purposes through amortization. The Company will also recognize a deferred tax benefit for the tax effect of the financial statement amortization, which will subsequently reduce the carrying value of the deferred tax liability. Taxable or deductible temporary differences arising from the differences between assigned book values and the tax bases of the assets acquired and liabilities assumed in a business combination are recorded as part of goodwill in the period the transaction occurred.

        The Company has evaluated both positive and negative evidence in assessing the realizability of its deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred tax liabilities, estimates of projected future taxable income and tax-planning strategies. Under the applicable accounting standards, management has determined that for U.S. federal purposes, and foreign tax jurisdictions, it is more likely than not that the Company will have sufficient reversals of deferred tax liabilities and generate sufficient future taxable income to benefit from the deferred tax assets prior to their expiration. Management reevaluates the need for a valuation allowance periodically based on the weight of both positive and negative evidence.

        As of December 31, 2019, the Company had net operating loss carryforwards for U.S. state income tax purposes of $0.6 million that will expire at various dates through 2039. Additionally, the Company has non-U.S. net operating loss carryforwards of $0.4 million which begin to expire in 2024.

        A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Years ended December 31,	2019	2018
Unrecognized Tax Benefits at Beginning of Year	$231	$216
Additions based on tax positions related to the current year	65	65
Reductions due to lapse of applicable statute of limitations	(37)	(50)

Unrecognized Tax Benefits at End of Year	$259	$231

        The Company applies FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109" (codified within ASC 740, Income Taxes), for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Unrecognized tax benefits represent tax positions for which reserves have been established. As of December 31, 2019, and 2018, the total amount of unrecognized tax benefits was $0.3 million and $0.2 million, respectively, which, if recognized, would favorably affect the effective income tax rate in future periods.

        The Company accrues interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. The total amount of accrued interest and penalties related to the Company's unrecognized tax benefits was $0.1 million and less than $0.1 million as of December 31, 2019, and 2018, respectively. During both the years ended December 31, 2019 and 2018, the Company recognized tax expense of less than $0.1 million for interest and penalties.

        The Company and its subsidiaries conduct business globally and file income tax returns in the U.S. federal, state, and foreign jurisdictions, as required. For U.S federal and state tax purposes, the tax years 2010 through 2019 are open for examination, and for other major foreign tax jurisdictions, the tax

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

8. Income Taxes (Continued)

years 2008 through 2019 are open for examination. As of December 31, 2019, examinations are currently underway in certain jurisdictions including Germany and India. Carryforward attributes that were generated in earlier periods remain subject to examination to the extent the year in which they were used or will be used remains open for examination.

        The Company evaluates each reporting period whether it is reasonably possible material changes to its uncertain tax position liability could occur in the next 12 months. Changes may occur as a result of uncertain tax positions being considered effectively settled, re-measured, paid, acquired or divested, as a result of a change in accounting rules, tax law or judicial decision, or due to expiration of the relevant statute of limitations. It is not possible to predict which uncertain tax positions, if any, may be challenged by tax authorities. Timing and impact of income tax audits and their resolution is uncertain. New facts, laws, pronouncements and judicial decisions can change assessments concerning technical merit and measurement. The amounts of or periods in which changes to reserves for uncertain tax positions will occur is difficult to predict. The Company believes it is reasonably possible the amount of unrecognized tax benefits disclosed as of December 31, 2019 may decrease approximately $0.1 million in the year ending December 31, 2020 due to expiration of statute of limitations.

9. Employee Benefit Plans

        The Company maintains an employee benefit plan qualified under Section 401(k) of the Internal Revenue Code. All U.S. employees may participate in the 401(k) plan subject to certain eligibility requirements. In addition, at the discretion of the Board of Directors, the Company may make discretionary profit-sharing contributions into the 401(k) plan for all eligible employees. During both the years ended December 31, 2018 and 2019, the Company made contributions totaling less than $0.1 million.

10. Related Party Transactions

        For the years ended December 31, 2018 and 2019, the Company had $1.6 million and $2.1 million of amounts due from parent, respectively, with a related party.

11. Commitments and Contingencies

Litigation

        From time to time the Company is subject to litigation and claims in the ordinary course of business. In the opinion of management, after consultation with counsel, there are no matters currently considered to be reasonably possible of resulting in a material adverse effect on the combined financial position or results of operations. Nevertheless, the Company cannot predict the impact of future developments affecting pending or future claims and lawsuits and any resolution of a claim or lawsuit.

        At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. The Company expenses as incurred the costs related to such legal proceedings.

Lease Commitments

        The Company leases their facilities under various operating lease agreements.

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

11. Commitments and Contingencies (Continued)

        Aggregate minimum rental commitments under non-cancelable operating leases as of December 31, 2019 are as follows (in thousands):

Fiscal years ending December 31,	Minimum Lease Payments
2020	$662
2021	483
2022	312
2023	312
2024	294
Thereafter	502

$2,565

        Rent expense under leases of facilities entered into by the Company for the years ended December 31, 2018 and 2019 was approximately $0.4 million and $1.2 million, respectively, and is included in general and administrative expenses in the statements of operations. Rent expense allocated from lease arrangements not directly entered into by the Company was $0.6 million and $0.9 million for the years ended December 31, 2018 and 2019, respectively, and is included in general and administrative expenses in the statement of operations. Payments from lease arrangements not directly entered into by the Company is not included in the table of future minimum lease payments above.

12. Subsequent Events

        The Company has evaluated subsequent events that occurred after the balance sheet date, through November 4, 2020, the date the financial statements were available to be issued.

COVID-19

        On January 30, 2020, the World Health Organization declared the COVID-19 coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The COVID-19 coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company. Management continues to monitor this closely. Management is taking prudent actions to reduce or defer non-essential expenses, primarily travel. In May 2020 due to economic uncertainty posed by the COVID-19 pandemic, the Company implemented a modest salary reduction for any employee making over $100,000. Employees have the ability to earn the foregone salaries back based on the performance of the Company.

CARES Act

        On March 27, 2020, the President of the United States signed into law the "Coronavirus Aid, Relief, and Economic Security (CARES) Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer-side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications

Artificial Intelligence Business

Notes to Combined Financial Statements (Continued)

12. Subsequent Events (Continued)

to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property. The Company continues to examine the impact that the CARES Act may have on its business. Currently, the Company is unable to determine the impact that the CARES Act will have on its financial condition, results of operation, or liquidity.

            Subordinate Voting Shares

TELUS International (Cda) Inc.

PROSPECTUS

J.P. Morgan	Morgan Stanley

        (lead bookrunners listed in alphabetical order)

Barclays	BofA Securities	CIBC Capital Markets

Citigroup	Credit Suisse	RBC Capital Markets	Baird	BMO Capital Markets

Scotiabank	TD	Wells Fargo Securities	William Blair

MUFG	National Bank of Canada Financial Markets

                    , 2021

        Until                    , 2021 (25 days after the date of this prospectus), all dealers that buy, sell or trade our subordinate voting shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

Information Not Required in Prospectus

Item 6.    Indemnification of Directors and Officers.

        Under the BCBCA, a company may indemnify: (i) a current or former director or officer of that company; (ii) a current or former director or officer of another corporation if, at the time such individual held such office, the corporation was an affiliate of the company, or if such individual held such office at the company's request; or (iii) an individual who, at the request of the company, held, or holds, an equivalent position in another entity (an "indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative or other legal proceeding or investigative action (whether current, threatened, pending or completed) in which he or she is involved because of that person's position as an indemnifiable person, unless: (i) the individual did not act honestly and in good faith with a view to the best interests of such company or the other entity, as the case may be; or (ii) in the case of a proceeding other than a civil proceeding, the individual did not have reasonable grounds for believing that the individual's conduct was lawful. A company cannot indemnify an indemnifiable person if it is prohibited from doing so under its articles or by applicable law. A company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an indemnifiable person in respect of that proceeding only if the indemnifiable person has provided an undertaking that, if it is ultimately determined that the payment of expenses was prohibited, the indemnifiable person will repay any amounts advanced. Subject to the aforementioned prohibitions on indemnification, a company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an indemnifiable person in respect of such eligible proceeding if such indemnifiable person has not been reimbursed for such expenses, and was wholly successful, on the merits or otherwise, in the outcome of such eligible proceeding or was substantially successful on the merits in the outcome of such eligible proceeding. On application from an indemnifiable person, a court may make any order the court considers appropriate in respect of an eligible proceeding, including the indemnification of penalties imposed or expenses incurred in any such proceedings and the enforcement of an indemnification agreement. As permitted by the BCBCA, our articles require us to indemnify our directors, officers, former directors or officers (and such individual's respective heirs and legal representatives) and permit us to indemnify any person to the extent permitted by the BCBCA.

        Upon completion of this offering, our articles will provide that we shall indemnify directors and officers to the extent required or permitted by law.

        Prior to the completion of this offering, we intend to enter into agreements with our directors and certain officers (each an "Indemnitee" under such agreements) to indemnify the Indemnitee, to the fullest extent permitted by law and subject to certain limitations, against all costs, charges and expenses reasonably incurred by an Indemnitee in an action or proceeding to which the Indemnitee was made a party by reason of the Indemnitee being an officer or director of (i) our company or (ii) an organization if the Indemnitee serves such organization at our request.

        We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacity.

Item 7.    Recent Sales of Unregistered Securities.

        The following sets forth information regarding all unregistered securities sold since January 1, 2017.

Compensation-Related Issuances

  •
  From January 1, 2017 through the date of this registration statement, we have granted 342,004 phantom restricted share units, where each phantom restricted unit is nominally equal in value to one TELUS International (Cda) Inc. common share to certain of our employees through our TELUS International (Cda) Inc. Long-Term Incentive Plan.

  •
  From January 1, 2017 through the date of this registration statement, we have granted 320,126 phantom performance restricted share units, where each phantom restricted share unit is nominally equal in value to one TELUS International (Cda) Inc. common share to certain of our employees and directors through our TELUS International (Cda) Inc. Omnibus Long-Term Incentive Plan.

  •
  From January 1, 2017 through the date of this registration statement, we have granted 268,160 phantom restricted share units, where each phantom restricted share unit is nominally equal in value to one TELUS common share to certain of our employees and directors through our TELUS International (Cda) Inc. Omnibus Long-Term Incentive Plan. Amount reflects retroactive application of March 17, 2020 TELUS two-for-one share split.

  •
  From January 1, 2017 through the date of this registration statement, we have granted an aggregate of 421,459 phantom share options to certain of our employees having exercise prices ranging from $21.90 to $40.26.

  •
  From January 1, 2017 through the date of this registration statement, we have issued 66,732 of our Class C common shares to certain members of our senior leadership team.

Acquisition-Related Issuances

  •
  In connection with the consideration for the acquisition of Xavient Digital LLC ("Xavient"), we issued (i) 541,516 of our Class D common shares to Xavient on February 6, 2018 and (ii) 1,207,729 of our Class A common shares to TELUS on April 30, 2020. On April 1, 2020, we granted an option to purchase up to 421,822 shares of our Class B common shares and on April 30, 2020 we granted an option to purchase up to 648,431 shares of our Class B common shares to Baring at an exercise price of $62.10 in connection with the settlement of the Xavient put option, each of which was exercised in full on September 29, 2020 and settled on October 19, 2020.

  •
  On February 6, 2018, we issued 500,290 of our Class B common shares to Baring for aggregate cash proceeds of $13.9 million. The proceeds were used to finance the acquisition of Xavient.

  •
  Concurrent with the acquisition of CCC, on January 29, 2020 we issued (i) 3,260,580 of our Class A common shares and 50,000 of our Class C common shares to TELUS for cash proceeds of $126.1 million and (ii) 1,782,620 of our Class B common shares to Baring for cash proceeds of $67.9 million, which cash proceeds from TELUS and Baring were used to finance the acquisition.

  •
  In connection with the acquisition of MITS from TELUS, on April 1, 2020 we issued 785,660 of our Class C common shares to TELUS.

  •
  In connection with the acquisition of Lionbridge AI, on December 29, 2020 we issued 1,678,242 Class A common shares to TELUS for proceeds of approximately $149.6 million and 901,101 Class B common shares to Baring for proceeds of approximately $80.4 million to fund a portion of the purchase price.

Other Issuances

  •
  On February 6, 2018, we issued 929,110 of our Class A common shares to TELUS for $25.7 million, in consideration for offsetting a pre-existing intercompany advance.

  •
  On January 31, 2020, we issued 1,449,004 of our Class E common shares to former employees of CCC for cash proceeds of $90.0 million.

        The transactions described above were made outside the United States pursuant to Regulation S, or to U.S. persons pursuant to (i) Rule 701 promulgated under the Securities Act, in that the securities were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701, or (ii) to U.S. persons pursuant to Section 4(a)(2) of the Securities Act and/or Rule 506(b) under Regulation D of the Securities Act in that such sales and issuances did not involve a public offering.

        None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 8.    Exhibits and Financial Statement Schedules.

        (a)    Exhibits.    See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

        (b)    Financial Statement Schedules.    Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 9.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Las Vegas, Nevada, on January 8, 2021.

By:	/s/ JEFFREY PURITT
	Name:	Jeffrey Puritt
	Title:	President and Chief Executive Officer

POWERS OF ATTORNEY

        Each of the undersigned members of the board of directors of the Registrant hereby severally constitutes and appoints Jeffrey Puritt and Michel Belec as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFREY PURITT Jeffrey Puritt	President and Chief Executive Officer and Director (Principal Executive Officer)	January 8, 2021
/s/ VANESSA KANU Vanessa Kanu	Chief Financial Officer (Principal Financial Officer)	January 8, 2021
/s/ JANESH PATEL Janesh Patel	Vice President of Finance & Controller (Principal Accounting Officer)	January 8, 2021
/s/ JOSH BLAIR Josh Blair	Director	January 8, 2021

Signature	Title	Date

/s/ KENNETH CHEONG Kenneth Cheong	Director	January 8, 2021
/s/ TONY GEHERAN Tony Geheran	Director	January 8, 2021
/s/ DOUG FRENCH Doug French	Director	January 8, 2021
/s/ STEPHEN LEWIS Stephen Lewis	Director	January 8, 2021
/s/ JIMMY MAHTANI Jimmy Mahtani	Director	January 8, 2021

Signature of Authorized U.S. Representative of Registrant

        Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of TELUS International (Cda) Inc., has signed this Registration Statement on January 8, 2021.

TELUS International (U.S.) Corp.
By:	/s/ CHARLES A. KOSKOVICH
	Name:	Charles A. Koskovich
	Title:	Director, TELUS International (U.S.) Corp

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement
2.1	**
Stock Purchase Agreement, dated as of November 6, 2020, by and among LBT Investment Holdings, LLC and LBT Intermediate Holdings, Inc., as sellers, and TELUS International Holding (U.S.A) Corp., as purchaser
3.1	*	Form of Articles of TELUS International (Cda) Inc.
4.1	*	Specimen Share Certificate
4.2	*	Form of Registration Rights Agreement
5.1	*	Opinion of Osler, Hoskin & Harcourt LLP as to the validity of the shares
10.1	**†	Amended and Restated Master Services Agreement, dated as of January 1, 2021, between TELUS International (Cda) Inc. and TELUS Communications Inc.
10.2	**†	Transition and Shared Services Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.
10.3	**†	Amended and Restated Master Reseller Agreement, dated as of January 1, 2021, between TELUS Communications Inc. and TELUS International (Cda) Inc.
10.4	**†
Network Infrastructure Services Agreement, dated as of January 1, 2021, among TELUS Communications Inc., TELUS Communications (U.S.) Inc., TELUS International (Cda) Inc. and TELUS International Holding (U.S.A.) Corp.
10.5	**	Trademark License Agreement, dated as of January 1, 2021, by and between TELUS Corporation and TELUS International (Cda) Inc.
10.6	*	Form of Collaboration and Financial Reporting Agreement
10.7	*	Form of Shareholders' Agreement
10.8	*	Form of Coattail Agreement
10.9	**
Second Amended and Restated Credit Agreement, dated as of December 22, 2020, among TELUS International (Cda) Inc., as borrower, The Bank of Nova Scotia and other financial institutions party thereto, as lenders, and The Bank of Nova Scotia, as administrative agent
21.1	**	List of Subsidiaries of TELUS International (Cda) Inc.
23.1	**	Consent of Deloitte LLP
23.2	**	Consent of KPMG AG Wirtschaftsprufungsgesellschaft
23.3	**	Consent of BDO USA, LLP
23.4	*	Consent of Osler, Hoskin & Harcourt LLP (included in Exhibit 5.1)
24.1	**	Power of Attorney (included on signature page)

*
To be filed by amendment.

**
Filed herewith.

†
Portions of this exhibit, marked by brackets, have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K under the Securities Act of 1933, as amended, because they are both (i) not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.